SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Clive Burns

Head of Group Secretariat

INDEX

Description

Annual Report 2009

Notice of Annual General Meeting 2010

Form of Proxy AGM 2010

Form of Proxy ADR Holders AGM 2010

Form of Proxy Irish Branch Register AGM 2010

Annual Report 2009

THERE’S MORE TO PRUDENTIAL

Contents

The directors’ report of Prudential plc for the year ended 31 December 2009 is set out on pages 1 to 94 and on pages 344 to 347 and includes the sections of the Annual Report referred to in these pages.

OVERVIEW

2 At a glance

4 Chairman’s statement

6 Group Chief Executive’s report

BUSINESS REVIEW

24 Chief Financial Officer’s overview

40 Risk and capital management

46 Business unit review:

• Insurance operations: Asia, US, UK

• Asset management: M&G, Asia, US

63 Other corporate information

69 Corporate responsibility review

GOVERNANCE

76 Board of directors

79 Governance report

93 Additional disclosures

94 Index to principal Directors’ Report disclosures

DIRECTORS’ REMUNERATION REPORT

96 Directors’ remuneration report

FINANCIAL STATEMENTS AND

EUROPEAN EMBEDDED VALUE (EEV) BASIS SUPPLEMENTARY INFORMATION

115 Summary of statutory and supplementary International Financial Reporting Standards (IFRS) basis and EEV basis results

118 Index to Group financial statements

119 Consolidated income statement

120 Consolidated statement of comprehensive income

121 Consolidated statement of changes in equity

123 Consolidated statement of financial position

125 Consolidated statement of cash flows

126 Notes on the Group financial statements

292 Balance sheet of the parent company

293 Notes on the parent company financial statements

302 Statement of directors’ responsibilities in respect of the Annual Report and the financial statements

303 Independent auditor’s report to the members of Prudential plc

304 EEV basis supplementary information

308 Notes on the EEV basis supplementary information

341 Statement of directors’ responsibilities in respect of the EEV basis supplementary information

342 Independent auditor’s report to Prudential plc on the EEV basis supplementary information

ADDITIONAL INFORMATION

344 Risk factors

348 Shareholder information

350 How to contact us

For further information please visit

www.prudentialreports.com/2009ar

There’s more to Prudential

In 2009 we delivered an outstanding performance during a year of unprecedented economic uncertainty. This performance demonstrates the success of our strategy to focus on the most profitable growth opportunities in our chosen markets around the world. Our European Embedded Value (EEV) operating profit was up 8 per cent to £3,090 million and International Financial Reporting Standards (IFRS) operating profit based on longer-term investment returns was up by 10 per cent to £1,405 million.

Our performance has been delivered while taking a disciplined approach to risk management and targeted Group-wide actions to grow and protect our capital, consolidating our position as one of the best capitalised insurers in the world. Our estimated Insurance Groups Directive (IGD) surplus was £3.4 billion at 31 December 2009. In 2010 we will continue to capitalise on our competitive differentiators to accelerate the execution of our strategy.

OVERVIEW

KEY PERFORMANCE INDICATORS

Annual premium equivalent new business premiums

+1% +11% -98%

Retail Wholesale

2009 £2,890m £6m £2,896m

2008 £2,615m £264m £2,879m

European Embedded Value operating profit

from long-term business

+14%

2009 £3,202m

2008 £2,810m

European Embedded Value new business profit

+34%

2009 £1,607m

2008 £1,200m

International Financial Reporting Standards

operating profit based on longer-term

investment returns

+10%

2009 £1,405m

2008 £1,283m

External funds under management

+44%

2009 £89.8bn

2008 £62.3bn

Comparative at Actual exchange rates (AER)

Prudential at a glance

THERE’S MORE TO PRUDENTIAL

Prudential plc is an international financial services group with significant operations in Asia, the US and the UK. We serve approximately 25 million customers and have £290 billion of assets under management. We are one of the best capitalised insurers in the world with an Insurance Groups Directive (IGD) capital surplus estimated at £3.4 billion.*

Understanding and responding to our customers’ needs is at the heart of our business. It is something we have been doing for over 160 years. We generate sustainable value for our shareholders through a relentless focus on meeting our customers’ savings, income and protection needs and a disciplined approach to investing in the most profitable growth opportunities.

The Group is structured around four main business units: Prudential Corporation Asia, Jackson National Life Insurance Company, Prudential UK and M&G. Our operating model allows each of our businesses to stay close to their customers within the framework of a consistent, Group-wide global approach to managing risk, capital, cash, reputation and leadership development and succession. www.prudential.co.uk

Overview

www.prudentialcorporation-asia.com

PRUDENTIAL

Life assurance

% of Group APE new business premiums

44% Asia

25% UK

31% US

% of Group new business profit

45% Asia

14% UK

41% US

Asset management

% of Group external funds under management

22% Asia

78% M&G

*At 31 December 2009 before final dividend

PRUDENTIAL CORPORATION ASIA

Through its life insurance and asset management operations, Prudential has 28 businesses in 13 countries across Asia.

Prudential is a leading life insurer in Asia with a presence in 12 markets and a top three position in seven key locations: Hong Kong, India, Indonesia, Malaysia, Singapore, the Philippines and Vietnam. We provide a comprehensive range of savings, protection and investment products that are specifically designed to meet the needs of customers in each of our local markets.

Prudential’s asset management business in Asia has retail operations in 10 markets and independently manages assets on behalf of a wide range of retail and institutional investors across the region.

www.jackson.com

JACKSON

JACKSON NATIONAL LIFE INSURANCE COMPANY Jackson is one of the largest life insurance companies in the US, providing retirement savings and income solutions to more than 2.8 million customers. Jackson is also one of the top five providers of variable and fixed index annuities in the US.

Founded nearly 50 years ago, Jackson has a long and successful record of providing advisers with the products, tools and support to design effective retirement solutions for their clients.

www.pru.co.uk

PRUDENTIAL

PRUDENTIAL UK

Prudential UK is a leading life and pensions provider to approximately 7 million customers in the United Kingdom.

It has a number of major competitive advantages including significant longevity experience, multi-asset investment capabilities, a strong investment track record, a highly respected brand and financial strength. Prudential UK continues to focus on its core strengths including its annuities, pensions and investment products where it can maximise the advantage it has in offering with-profits and other multi-asset investment funds.

www.mandg.co.uk

M&G INVESTMENTS

M&G

M&G is Prudential’s UK and European fund management business with total assets under management of £174 billion (at 31 December 2009).

M&G has been investing money for individual and institutional clients for nearly 80 years. Today it is one of the largest investors in the UK stock market, as well as being a powerhouse in fixed income.

2 Prudential plc>Annual Report 2009

Key statistics

Asia

17,000

employees

15m

Asia customers

2009 highlights

• Over 15 million customers in 13 markets

•Top three position in fast-growing markets: Hong Kong, Indonesia, Malaysia, the Philippines, Singapore, Vietnam and India (where we remain the leading private sector life insurer)

• Extensive regional network of over 410,000 agents

• Further enhanced bancassurance distribution in Singapore, Indonesia and Thailand through partnership with United Overseas Bank

• Award-winning, widely-recognised, trusted brand – named Asia-Pacific’s Health Insurer of Year in 2009 by Frost and Sullivan

• Internal Rate of Return (IRR) of over 20 per cent in 2009

% of Group operating profits

EEV*

34%

IFRS†

26%

OVERVIEW

United States

2.8m

US customers

3,000

employees

• Top five provider of variable and fixed index annuities in US

• Ranked top insurance company for sales support satisfaction in the Financial Research Corporate Adviser Insights study on Marketing Effectiveness

• Rated as a ‘World Class’ service provider for five successive years by Service Quality Measurement Group

• ‘Highest Customer Satisfaction by Industry’ award from Service Quality Measurement Group

• Record total APE retail sales of £912 million - highest level in Jackson’s history

• Internal Rate of Return (IRR) of over 20 per cent in 2009

EEV*

39%

IFRS†

25%

United Kingdom

7m

UK customers

3,000

employees

• The strength and performance of our With-Profits Fund has once again allowed us to deliver strong annualised returns for policyholders

• Maintained a leading position in the individual annuity market and launched a new Income Choice Annuity product

• Won ‘Best Annuity Provider’ award at 2010 Professional Adviser Awards

• Customer Service Five-Star awards in Life and Pensions and Investment categories at the Financial Adviser Service Awards

• Internal Rate of Return (IRR) of over 15 per cent in 2009

EEV*

27%

IFRS†

36%

United Kingdom and Europe

350,000

customers through M&G investments

1,400

employees

• 38 per cent of retail funds delivered top-quartile investment performance over three years

• 89 per cent of active institutional funds delivered returns ahead of their benchmarks over three years

• Record external net fund inflows of £13.5 billion

*% of Group EEV long-term operating profits

†% of Group IFRS operating profits

IFRS operating profits based on longer-term investment returns before restructuring costs and other income and expenditure.

IFRS†

13%

Chairman’s statement

Harvey McGrath Chairman

4 Prudential plc>Annual Report 2009

CHAIRMAN’S STATEMENT

I am delighted to welcome you to Prudential’s 2009 Annual Report, and very pleased to report a year of outstanding performance.

During 2009, our clear and consistent strategy delivered a strong rise in profits in very challenging and rapidly changing conditions. All our businesses performed extremely well, enabling the Group to deliver exceptional growth in shareholder value.

Against this backdrop of performance, the Board has recommended a final dividend of 13.56 pence per share, bringing the full-year dividend to 19.85 pence per share, an increase of 5 per cent.

Full-year dividend per share

+5%

2009 19.85p 2008 18.90p

From our origins in the UK, and for over 160 years, our mission has been to meet our customers’ changing needs for savings, income and protection. At the same time, our prudent but proactive approach to capital management has ensured that our financial position remains robust and resilient.

What has changed in more recent years is our geographical presence in Asia. We are now present in 13 countries with 28 businesses, which offer the right combination of mature and rapidly emerging markets. Without doubt, Asia is the most attractive region in the world for Prudential. The region’s changing demography, wealth and savings ratios offer a unique opportunity for profitable growth which, in turn, is underpinned by the bedrock of our established businesses in the UK and the US. On 1 March 2010, we announced an agreement with AIG for the combination of Prudential and AIA, a wholly owned subsidiary of AIG. This agreement provides Prudential with a one-off opportunity to transform the growth profile of the Group and offers long-term material benefits to our shareholders.

From our origins in the UK, and for over 160 years, our mission has been to meet our customers’ changing needs for savings, income and protection.

Alongside our clear strategic focus, unrivalled strength in Asia, established positions in the UK and the US, and our unique asset management business, we continue to benefit from our powerful and trusted brands, our outstanding product expertise and the strength of our leadership team.

During 2009, we reinforced our leadership and continued our smooth succession to a new generation. Mark Tucker, whose decision to leave Prudential was announced in March 2009, was succeeded as Group Chief Executive on 1 October by Tidjane Thiam, formerly our Chief Financial Officer. We thank Mark for his immense contribution to the Group over the past 25 years.

Throughout the year, Tidjane has demonstrated his ability to drive performance and build value, and has consistently proven his ability to lead Prudential to the next level. In April 2009, we announced the appointment of Nic Nicandrou as Chief Financial Officer in succession to Tidjane. Nic, who joined from Aviva, combines technical depth and experience with high-quality leadership skills, making him the ideal person to maintain our commitment to leading best-in-class disclosure and transparency.

In July, we announced Rob Devey’s appointment as Chief Executive, Prudential UK and Europe, in succession to Nick Prettejohn. Rob joined from Lloyds Banking Group, where he held several leadership roles. Also at Board level, Sir Win Bischoff stepped down as a non-executive director in September 2009 on his appointment as Chairman of Lloyds Banking Group plc. He leaves with our thanks for his contribution and best wishes for his new role.

Our strong performance in 2009 was not just about financial returns. Sustainability remains a philosophy that is a fundamental part of how we do business. Our founding principles of integrity, security and prudence continue to drive our commitment to supporting our customers and the well-being of the communities in which we operate.

Our founding principles of integrity, security and prudence continue to drive our commitment to supporting our customers and the well-being of the communities in which we operate.

I would particularly like to highlight the contribution of our employees who volunteer their time supporting local communities and good causes. During 2009, over 6,400 employees signed up as volunteers – amounting to approximately one in four of our workforce – with nearly half of them participating in our flagship programme, The Chairman’s Award. This programme has gone from strength to strength, bringing together employees as volunteers on key projects working with our global charity partners. Our volunteering programme is a demonstration of our brand values in action.

After an outstanding year for Prudential, I remain extremely confident about the prospects for our business. I believe our strategy, skills and powerful brands uniquely position us in the sector to drive profitable growth and create sustainable value. I would like to express my thanks to all our people across the world for their immense contribution to our continued success.

Harvey McGrath

Chairman

OVERVIEW

Group Chief Executive’s report

GROUP CHIEF EXECUTIVE’S REPORT

Tidjane Thiam Group Chief Executive

For further information please visit www.prudentialreports.com/2009ar

6 Prudential plc>Annual Report 2009

I am pleased to report that Prudential delivered an outstanding performance in 2009, generating significantly higher profits while consuming less capital. Our discipline in allocating capital to the most profitable products and channels, combined with our proactive management of the Group’s balance sheet, has allowed us to completely transform our capital position, which is now one of the strongest in the industry.

We have delivered excellent results against a backdrop of unprecedented market turbulence. After the severe difficulties encountered by the world economy and financial markets in the second half of 2008, we entered 2009 with a deliberately defensive position. We recognised early on the implications of the new economic climate and focused our strategy on capital conservation and cash generation. We prioritised value over volume and allocated capital strictly to the products and channels with the highest rates of return and shortest payback periods. This led us to significantly reduce our volumes of wholesale business, allowing us to grow our relatively more profitable retail sales by 11 per cent in a year when many companies saw a contraction or stagnation of sales. This highly disciplined approach meant that, as conditions started to improve, our capital strength allowed us to capture a more than proportionate share of our target markets.

We have consistently said our strategy is a formula for outperformance, and these results demonstrate that we have been able to execute it with discipline and effectiveness.

Total EEV operating profit before tax

+8%

2009 £3,090m 2008 £2,865m

IFRS operating profit before tax

+10%

2009 £1,405m 2008 £1,283m

As Group Chief Executive, my overriding objective is to deliver sustainable increases in shareholder value. I am pleased to report that we achieved this once again in 2009, outperforming the sector in our chosen markets and in total returns for shareholders. Going forward, I believe we have the right strategy, products, geographic presence, brands, management and capital strength to sustain this outperformance into the future.

We have consistently said our strategy is a formula for outperformance, and these results demonstrate that we have been able to execute it with discipline and effectiveness.

On 1 March 2010 we announced our agreement with AIG for the combination of Prudential and AIA Group Limited, a wholly owned subsidiary of AIG. The strength of AIA’s business, its market-leading positions in South-East Asia and the potential for accelerated growth of the combined business in the future present a compelling and unique opportunity for Prudential.

OVERVIEW

Group Chief Executive’s report > continued

Group performance

Turning to our performance in 2009, our total Group operating profit before tax from continuing operations, on the European Embedded Value (EEV) basis, rose to £3,090 million, an increase of 8 per cent. Our EEV new business profit increased by £407 million, or 34 per cent to £1,607 million. Margins improved across the Group rising from 42 per cent to 56 per cent, an exceptional level of performance given the market conditions prevailing in 2009. We achieved our objective of increased profitability while consuming less capital, through investing our free surplus in those markets and products which deliver the highest returns within our new business strain targets. In 2009 our investment in new business was 16 per cent lower at £675 million (2008: £806 million).

EEV new business profit

+34%

2009 £1,607m 2008 £1,200m

On the statutory International Financial Reporting Standards (IFRS) basis, operating profit based on longer-term investment returns increased by 10 per cent to £1,405 million. IFRS operating profit increased across all three life operations: in Asia it increased 62 per cent to £416 million; in the US it increased 13 per cent to £459 million; and in the UK it increased 11 per cent to £606 million, a very strong performance. Operating profit at M&G decreased 17 per cent to £238 million, reflecting the impact of the volatility in equity and property markets during the year, while our asset management business in Asia increased operating profits by 6 per cent to £55 million. We saw a change in other income and expenditure to negative £395 million (2008: negative £260 million), as a result of lower returns on central funds and an increase in interest payable on core structural borrowings. Net inflows increased strongly in our asset management businesses, as our sustained investment outperformance attracted investors. M&G recorded £13,478 million of net inflows, 296 per cent higher than in 2008, and our asset management business in Asia recorded £1,999 million of net inflows, 134 per cent higher than in 2008.

Importantly, we also succeeded in significantly strengthening our Group capital position, making us one of the best-capitalised insurers and underpinning our ability to exploit growth opportunities. Using the regulatory measure of the Insurance Groups Directive (IGD), the Group’s capital surplus was estimated at £3.4 billion at the 2009 year-end, more than double its level of £1.5 billion at the end of 2008, with a solvency ratio of 270 per cent, or 2.7 times our regulatory requirement.

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient net remittances from the business to cover the progressive dividend (after corporate costs); and maximising value for shareholders through the reinvestment of the free surplus generated at business unit level in the particularly profitable opportunities available to the Group, given its established positions in key life insurance markets. On this basis, the holding company cash flow at an operating level should generally balance to close to zero before exceptional items. Our cash flow position remained strong during the year. In 2008 we achieved our target of being operating cash flow positive at the holding company level, and we maintained this position in 2009, with a cash surplus after dividend of £38 million.

Given the Group’s outstanding financial performance in 2009 and increasingly robust financial position, the Board has recommended a final dividend of 13.56 pence per share, bringing the full-year dividend to 19.85 pence per share, an increase of 5 per cent. The dividend is covered 2.2 times by post-tax IFRS operating profit based on longer-term investment returns.

Our strategy

Our strategy is to profitably meet our customers’ changing needs for savings, income and protection in our chosen markets. By maintaining our focus and discipline in the implementation of this strategy, and by allocating capital to the most attractive opportunities, we believe we are able to generate sustainable and differentiated value for our shareholders. Over the last year our strategy has proven its worth under the most testing conditions, delivering a significant outperformance in Total Shareholder Return (TSR) in 2009.

Through our international, selective and disciplined approach we maintain a diverse portfolio of businesses, which embrace countries at different stages of economic development, but which all share one key attribute: the opportunity for us to build a market-leading operation with prospects for sustainable, long-term, profitable growth and a superior rate of return on capital. Our financial strength is fundamental to our strategy and as a result of our disciplined risk management approach and targeted Group-wide actions to grow and protect our capital, we are emerging stronger from the global economic downturn. This capital strength has been instrumental in our ability to invest in profitable growth opportunities in 2009, especially in our chosen markets in Asia and the US.

The main engine of our growth strategy is our unique presence in Asia, which includes 28 businesses, spread over 13 countries. Asia offers us the highly attractive combination of strong growth and high margins. In 2006 we made an external commitment to double our 2005 new business profit in Asia by 2009 and I am very pleased to announce that we have met this target. This achievement was important to me, and is particularly remarkable given the economic conditions prevailing in the second half of that four-year period.

8 Prudential plc>Annual Report 2009

Asia is complex, dynamic and exciting, and its economies differ significantly, with varying levels of economic development, from the OECD members, Japan and Korea, to the fast-growing markets of South-East Asia, such as Indonesia and Malaysia. Our approach to the region is highly sophisticated and discriminating in terms of product offering, distribution and branding. Given our strong presence in this fast-growing region, where savings ratios tend to be higher than in the west, and the agreement we announced on 1 March 2010 concerning AIA, we believe we are uniquely placed to continue to deliver sustained profitable growth for many years to come.

In the US, which remains the world’s largest retirement market, we continued to focus on building our share of the expanding and cash-generative annuities market. We have emerged from the crisis with a significantly stronger position in the variable annuities market, a key product for baby boomers as they reach retirement. We have continued to grow our share of the fixed index annuities market, while limiting our appetite for fixed annuities in order to conserve capital and maximise profits. In the UK our strategy remained to rigorously focus on balancing new business with cash and capital preservation, while maintaining margins. This approach delivered the sales performance we wanted, combined with improved margins. This strategy allows us to generate surplus capital for investment Group-wide at significantly higher returns than in the UK. Our business in the UK provides the foundation and fuel for the Group’s strategy.

Our asset management businesses in the UK and Asia continue to capitalise on our strong investment track record and trusted brands. Asset management is a core competence of Prudential and is a key component of our strategy, providing a reliable source of cash and high quality profits. Asset management remains a unique, differentiating feature of the Group in our sector.

We believe that our strategy, and the consistency and discipline with which we execute it, is what differentiates us.

As a Group we have a portfolio of highly trusted brands including Prudential, M&G and Jackson and we remain committed to this successful multi-brand strategy. This approach gives us the flexibility to tailor our brands to our different businesses and the customers these businesses serve. We believe the strength of our brands was a significant differentiator in 2009, as many customers looked for companies with a heritage and history that they knew and trusted, as safe havens for their assets amid the widespread financial uncertainty.

We believe that our strategy, and the consistency and discipline with which we execute it, is what differentiates us. In 2010 we intend to continue our disciplined execution of this strategy, amplifying and accelerating it to deliver continued profitable growth and increased shareholder value.

Product and distribution strategy

Our operating model enables each of our business units to stay close to its customers, allowing them to be flexible in identifying and developing the specific product and distribution mix that is right for each market.

Looking at our products, our consistent aim in all our markets is to have a suite of savings, income and protection products that delivers good value, and meets customers’ needs in a profitable and capital efficient manner. We use every opportunity, from product design to channel management, to reduce the exposure of the Group and our capital position to downturns in the economic cycle. The experience of the past two years has demonstrated that this strategy is the right one, generating highly resilient revenue streams. This is supported by our ability to respond flexibly to customers’ changing product and investment needs.

In Asia, a challenging economic climate in the first half of 2009 gave way to more positive conditions in the second half of the year. While we saw our single premium volumes decline as a result of economic uncertainty, our regular premium and higher-margin protection business remained resilient, ensuring we outperformed the competition, while remaining protected, especially in the second half.

Our distribution in Asia is unique. We have developed both the largest regional network of tied agents, over 410,000, as well as strong partnerships with banks across the region. A significant development in our Asian distribution capabilities is our new long-term strategic bancassurance distribution partnership with United Overseas Bank Limited (UOB). This partnership, announced on 6 January 2010, will mean our life insurance products will be distributed through UOB’s 414 bank branches across Singapore, Indonesia and Thailand. This alliance, which complements our long-standing successful partnerships with Standard Chartered and other banks across the region, offers us significant new profitable growth opportunities.

In the US, the volatility in US equity markets in 2009 saw customers seek safer, but lower, returns by buying fixed annuities, fixed index annuities or variable annuities with guaranteed living benefits. Jackson responded quickly and was able to capitalise on this shift in demand across all its annuity product lines. Supported by our core skills in product manufacturing and distribution, our purposeful focus on variable annuities and maintaining capital strength enabled us to gain significant market share while achieving a strong rise in margins and profitability.

OVERVIEW

Group Chief Executive’s report > continued

Going forward, we aim to build on our progress in the US in 2009 by maintaining our focus on value over volume and continuing to target the most profitable business. Our highly successful distribution model focuses on our industry-leading wholesaler teams, who offer genuine added-value to the independent financial advisor channel while also distributing products through regional broker-dealers and banks. We will also look to diversify our earnings growth and capitalise on our scaleable platform by making bolt-on acquisitions of closed books when suitable opportunities emerge.

In the UK we continued to focus on the retail market, with an emphasis on our market-leading with-profits and annuities products. We restricted our appetite for the capital intensive bulk annuity market and ceased to offer lifetime mortgages. These decisions reflect our focus on higher margin products, with shorter payback periods. In the UK, we have a diverse multi-channel approach including direct sales, financial advisers and partnerships. We continue to use our strong foundation, brand heritage and customer franchise to support our business.

In asset management we had another excellent year in a challenging market environment. Both M&G and our Asia asset management businesses continued to capitalise on their strong track records in investment performance to deliver strong rises in inflows. M&G benefited from its high levels of trust and brand loyalty among investors, achieving record net fund inflows, at a time when many other asset managers suffered net redemptions.

In Asia, where savers are increasingly becoming investors, our asset management business put in a resilient performance, while focusing on maintaining profitability across our internal life and third-party clients. In terms of distribution, our asset management businesses achieved flexibility through a multi-channel, multi-geography distribution approach in both the retail and institutional marketplaces.

2009 priorities GROUP

• Balancing growth with cash and capital conservation

• Effectively manage the Group’s risk profile

• Deliver growing dividend, determined after taking into account the Group’s financial flexibility and opportunities to invest in areas of business offering attractive returns

• Targeting 2 times cover over time

PRUDENTIAL CORPORATION ASIA

• Expand the agency force and continue to improve productivity

• Maximise the potential from non-agency distribution and add new partners

• Further develop direct marketing channels and up-sell and cross-sell

• Increase focus on retirement services and health products

JACKSON NATIONAL LIFE INSURANCE COMPANY

• Capitalise on market dislocation to advance Jackson market position

• Write profitable business and conserve IGD capital

• Grow existing retail distribution through organic growth of National Planning Holdings (NPH), Jackson’s independent broker-dealer network

PRUDENTIAL UK

• Build on our strengths in the retirement market and risk products

• Make the most of our core capabilities and assets including our longevity experience, multi-asset investment expertise, brand, financial strength and large customer base

• Strengthen our distribution capabilities

• Deliver improvement in operational performance and customer service whilst preserving our focus on costs

• Selectively participate in the wholesale market

M&G

• Maintain superior investment performance for both internal and external funds

• Continue growth in third-party retail and institutional businesses

10 Prudential plc>Annual Report 2009

2009 achievements

• Through prudent and proactive management we enhanced the strength and flexibility of our capital base, increasing our Insurance Groups Directive capital surplus to an estimated £3.4 billion

• Full Year dividend increased by five per cent

• Dividend cover of 2.2 times

• Record results across a number of metrics in challenging markets

• Maintained agency channel momentum

• Improved proportion of Health and Protection products

• Successful disposal of capital intensive Taiwan agency back book

• Increased new business profit margins

• Excellent investment performance

• Retail sales set a record of £8.9 billion (28 per cent increase year-on-year). Jackson benefited from ‘Flight to Quality’ as many competitors were downgraded

• Total annuity market share grew from 2.3 per cent in 2001 to 5.9 per cent in 2009, and Jackson climbed from 17th to 4th in the annuity sales rankings

• Jackson had the largest increase in VA market share in the industry from 2001 to 2009, growing from 1 per cent in 2001 to 8 per cent during 2009

• New business was written at an aggregate after-tax IRR of more than 20 per cent on fully allocated ‘AA’ capital

• Continued to deploy cash, capital and resources effectively across the UK business

• Focused on core strengths including annuities, pensions and investment products, where we can maximise the advantage we have in offering with-profits and other multi-asset investment funds

• Launched a new Income Choice Annuity product

• The With-Profits Fund has consistently outperformed the market for our long-term investors

• Gained over 50 new panel positions across 24 key accounts, meaning our products are more widely available to intermediaries

• Won two Five-Star awards at the Financial Adviser Service Awards as well as the award for best annuity provider at the Professional Adviser Awards 2010

• Over the three years to December 2009, 38 per cent of M&G’s retail funds delivered top-quartile investment performance

• M&G had a very strong year in 2009 posting record external gross fund inflows of £24.9 billion, an increase of 54 per cent on 2008

• External net inflows of £13.5 billion

• Ranked number 2 based on retail FUM in the UK

2010 priorities

• Accelerate execution of our strategy and operational delivery

• Prudent but dynamic management of capital

• Deliver growing dividend, determined after taking into account the Group’s financial flexibility and opportunities to invest in areas of business offering attractive returns

• Targeting dividend cover of 2 times over time

• Expand the agency force and continue to improve productivity

• Maximise the potential from non-agency distribution and add new partners

• Further develop direct marketing channels and up-sell and cross-sell

• Increase focus on retirement services and health products

• Continue to innovate around our key variable annuity product

• Continue to focus on improving efficiency of operation

• Expand retail distribution

• Compete selectively in areas of the retirement income and savings market where we can play to our core strengths and generate attractive returns on capital employed

• Maintain a disciplined approach to pricing and capital usage

• Continue to build our distribution capabilities

• Deliver further improvements to operational performance and customer service whilst maintaining our strict focus on costs

• Maximise the opportunities arising from our significant competitive advantages including our financial strength, significant longevity experience, multi-asset investment capabilities, strong investment track record, brand and large customer base

• Maintain superior investment performance for both internal and external funds

• Continue growth in third-party retail and institutional businesses

OVERVIEW

Group Chief Executive’s report > continued

Risk and capital management

Our strong and sustained financial performance is the result of disciplined and rigorous management. In no aspect of our business is this discipline more evident than in our approach to risk and capital. As a result of our unwavering focus on increasing our financial resilience, our capital position has been dramatically enhanced despite significant market shocks. Our free surplus generation and proactive and innovative capital management underpin an extremely strong solvency ratio. Furthermore, we lead the sector in disclosure, reporting a combination of IFRS, cash and EEV. Having clearly demonstrated our defensive capabilities and transparency in the downturn, we believe we are now well positioned to outperform as markets recover.

In late 2008 and early 2009, the balance sheets and capital positions of all insurance companies were under close scrutiny. With this in mind, we began 2009 by taking a disciplined and defensive stance, focusing on building our capital base and strengthening our IGD surplus. Despite our defensive position, we remained alert to growth opportunities, and as these emerged in the second half of the year, our greater capital strength enabled us to seize them aggressively.

During the course of the year we enhanced the strength and flexibility of our capital base, increasing our IGD capital surplus from £1.5 billion at year-end 2008 to £3.4 billion at 31 December 2009, equivalent to approximately 270 per cent cover of the required capital. This increase resulted from a series of measures that clearly demonstrated our disciplined approach to capital management.

In addition to internal capital generation of £1.1 billion, we transferred the assets and liabilities of our agency distribution business in Taiwan to China Life of Taiwan, which boosted our IGD capital surplus by approximately £0.8 billion. A further £0.9 billion was contributed by issues of subordinated and hybrid debt, and £0.9 billion by financial restructuring and internal reorganisation of Group capital. These gains of some £3.7 billion, were partially offset by about £0.4 billion of credit impacts in Jackson, £0.6 billion of debt interest and other central costs, £0.3 billion of dividends net of scrip, £0.2 billion from regulatory changes and £0.3 billion of foreign exchange movements.

Our prudent but dynamic management of our capital will remain a key differentiator of our business going forward.

Outlook

As we go into 2010 we will continue to capitalise on our competitive differentiators to amplify and accelerate the execution of our strategy. The agreement we announced on 1 March 2010 with AIG represents a compelling and unique opportunity to transform our position in Asia, giving us market-leading positions in all of the critical growth markets in the region. In the US we continue to write high-margin, capital efficient variable annuities and in the UK we will focus on our strong positioning, brand and products to continue to generate cash and capital for the Group. In asset management we will optimise both M&G and our asset management business in Asia as a core capability of the Group.

As we go into 2010 we will continue to capitalise on our competitive differentiators to amplify and accelerate the execution of our strategy.

Going forward, we are increasingly positive on the outlook for Asia and this is reflected in our announcement concerning AIA. We remain cautious on the major Western economies, because of a number of imbalances threatening their return to higher growth, including high levels of consumer and government debt, budget deficits and unemployment. In Asia we enjoy a unique combination of market-leading positions in the fastest growing, most profitable markets; strong brands; unrivalled multi-channel distribution and well-designed products. Asia, with its GDP growth rates, saving habits and low penetration, remains the primary focus of our growth and investment. This is the most attractive opportunity in our industry today and the agreement we announced on 1 March 2010 demonstrates that I have every intention of ensuring that the Group makes the most of it, while also capitalising on our strong presence in the US, the UK and our market leading asset management platform.

I end my first annual review as Group Chief Executive proud of what our teams have accomplished in delivering our highest ever margins, profits and capital surplus, a fantastic achievement in a hugely challenging environment.

I am committed to managing the Group with discipline and a relentless focus on execution and operational delivery. I am confident that the quality of our teams, coupled with our culture of discipline and focus, will position us well to continue to outperform our industry, not only through the current economic cycle but also through those yet to come.

Tidjane Thiam

Group Chief Executive

12 Prudential plc>Annual Report 2009

THERE’S MORE TO PRUDENTIAL

In 2009, we delivered an outstanding performance generating significantly higher profits while consuming less capital. This performance demonstrates the success of our strategy to focus on the most profitable growth opportunities in our chosen markets around the world.

In 2010, we intend to continue our disciplined execution of our strategy, amplifying and accelerating it to deliver further profitable growth and increased shareholder value.

OVERVIEW

Group Chief Executive’s report > continued

14 Prudential plc>Annual Report 2009

ACCELERATING

The main engine of our growth strategy is our unique presence in Asia, which includes 28 businesses, spread over 13 countries.

We have top three positions in the fast-growing markets of Hong Kong, India, Indonesia, Malaysia, the Philippines, Singapore and Vietnam. We will accelerate our investment in the region to capture future growth, fuelled by our unrivalled distribution, products, customer service and brands.

Read more:

Asia business review

Pages 46-49

OVERVIEW

Group Chief Executive’s report > continued

STRENGTHENING

With 78 million baby boomers approaching retirement age, the US is the world’s largest retirement savings and annuity market. We emerged from the global financial crisis as a clear winner in variable annuities, and are continuing to gain market share.

Going forward, we will strengthen our US business still further by writing high-margin, capital-efficient annuities and seizing growth opportunities.

16 Prudential plc>Annual Report 2009

OVERVIEW

Read more:

US business review

Pages 50-53

Group Chief Executive’s report > continued

18 Prudential plc>Annual Report 2009

OVERVIEW

FOCUSING

Read more:

UK business review

Pages 54-57

In the UK, our strategy remains to focus rigorously on balancing writing new business with cash and capital preservation, while generating attractive returns on capital employed. We continue to prioritise value over volume by leveraging our unique positioning, brand and products.

Our business in the UK provides the foundation and fuel for the Group’s strategy.

Group Chief Executive’s report > continued

OPTIMISING

Our asset management businesses in the UK, Europe and Asia are continuing to deliver outstanding results by capitalising on their strong investment track records and trusted brands. The excellent investment performance of our asset management businesses is a differentiating feature of the Group in our sector.

Asset management in both regions remains a core capability for the Group.

20 Prudential plc>Annual Report 2009

OVERVIEW

Read more:

Asset management business review

Pages 58-62

Group Chief Executive’s report > continued

For further information please visit www.prudentialreports.com/2009ar

22 Prudential plc>Annual Report 2009

BUSINESS REVIEW

24 Chief Financial Officer’s overview

40 Risk and capital management

46 Business unit review:

• Insurance operations: Asia, US, UK

• Asset management: M&G, Asia, US

63 Other corporate information

69 Corporate responsibility review

BUSINESS REVIEW

Chief Financial Officer’s overview

CHIEF FINANCIAL OFFICER’S OVERVIEW

In 2009 Prudential has continued to balance profitable growth, capital conservation and cash generation to both protect the Group’s financial strength and preserve its long-term growth potential. We have focused on generating significant levels of sales of highly profitable and capital efficient products.

Our results, as summarised below, show that we have achieved our dual objectives of higher profitability and lower levels of investment in new business at a time when market conditions remained challenging for the insurance industry. This highlights our focus on value over volume as we manage investment in new business to meet our capital management targets. In addition we have been able to strengthen our capital position and have continued to generate a positive Group operating holding company cash flow.

The global economic environment has gradually improved through 2009, led by emerging economies, especially Asia. The Asian region appears to be more resilient than the rest of the world and we expect it is likely to return sooner to strong growth while the western world seems to be set for a prolonged period of weaker growth. Against this backdrop, and in particular in those countries in Asia where we have leading positions, our long-term growth potential remains intact, and we believe we are well positioned to take advantage of opportunities in the pre and post retirement markets in our chosen geographical markets.

In 2009, in a difficult economic and market environment, Prudential produced a strong performance across all of its key performance indicators. We believe this performance demonstrates the success of our strategy and the resilience and strength of Prudential’s business model.

We have achieved our dual objectives of higher profitability and lower levels of investment in new business at a time when market conditions remained challenging for the insurance industry.

Group retail APE new business sales were £2,890 million, 11 per cent higher than for 2008. In Asia, sales were £1,261 million, up four per cent, boosted by a record fourth quarter. In the US, Jackson continued to be a beneficiary of the significant changes in the competitive landscape, with a 53 per cent increase in retail sales at £912 million. In the UK, the Group’s disciplined approach to capital consumption led to retail sales of £717 million, down 11 per cent. Wholesale sales were held to a minimum as the Group continued to focus on products with higher IRRs and shorter payback periods.

Net investment flows increased by £11.2 billion to £15.4 billion, driven by strong performances in M&G’s retail and institutional business, and the Asian asset management operations. With these contributions and recovering investment markets, external funds under management have increased by £27.5 billion to £89.8 billion during the year.

Nic Nicandrou

Chief Financial Officer

24 Prudential plc>Annual Report 2009

Performance and key metrics

	AER[8]			CER[8]	
	2009 £m	2008 £m	Change %	2008 £m	Change %
New business[note 1]					
Annual premium equivalent (APE) sales:					
– Retail					
– Asia	1,261	1,216	4	1,350	(7)
– US	912	596	53	705	29
– UK	717	803	(11)	803	(11)
– Total retail	2,890	2,615	11	2,858	1
– Wholesale	6	264	(98)	285	(98)
– Total APE sales	2,896	2,879	1	3,143	(8)
EEV new business profit (NBP)	1,607	1,200	34	1,331	21
NBP margin (% APE)	56%	42%		42%	
Net investment flows	15,417	4,266	261	4,456	246
External funds under management	89,780	62,279	44	60,924	47
EEV basis operating profit[note 1]					
On long-term business[notes 2,3]	3,202	2,810	14	3,080	4
Total	3,090	2,865	8	3,138	(2)
IFRS operating profit based on longer-term investment returns[notes 1,3]	1,405	1,283	10	1,390	1
Balance sheet and capital					
EEV basis shareholders' funds	15.3bn	15.0bn	2	14.1bn	9
EEV basis shareholders' funds per share	603p	599p	1	563p	7
Return on Embedded Value[note 4]	14.9%	14.4%			
IFRS shareholders' funds	6.3bn	5.1bn	24	4.8bn	31
IGD capital surplus (as adjusted)[note 5]	3.4bn	1.5bn	127	n/a	n/a
Free surplus – investment in new business[note 6]	675m	806m	(16)	885m	(24)
Operating holding company cash flow	38m	54m	(30)	54m	(30)
Dividend per share relating to the reporting year	19.85p	18.9p	5	n/a	n/a
Dividend cover[note 7]	2.2	2.1	n/a	n/a	n/a

Notes

1. New business and operating profits exclude the results of the Taiwan agency business for which the sale process was completed in June 2009.
2. Long-term business profits after deducting Asia development expenses and before restructuring costs.
3. Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profits are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, and the effect of disposal and results of the Taiwan agency business, for which the sale process was completed in June 2009. In addition for EEV basis results, operating profit excludes the effect of changes in economic assumptions and the time value of cost of options and guarantees, and the market value movement on core borrowings.
4. Return on Embedded Value is based on EEV operating profit after tax and minority interest as a percentage of opening EEV basis shareholders' funds.
5. Insurance Groups Directive capital surplus (as adjusted). The surpluses shown for 2009, which is estimated, and 2008 are before allowing for the final dividends for 2009 and 2008 respectively.
6. Free surplus – investment in new business represents EEV net worth strain together with EEV required capital to support the new business acquired.
7. Dividend cover is defined as IFRS operating profit after tax and minority interests divided by the dividend declared relating to the reporting period.
8. Actual Exchange Rate (AER) and Constant Exchange Rate (CER).

In this review, comparisons of financial performance are on an actual exchange rate (AER) basis, unless otherwise stated.

BUSINESS REVIEW

25

Chief Financial Officer’s overview > continued

In 2009, total EEV basis operating profits based on longer-term investment returns of £3,090 million were up eight per cent from 2008, primarily from an increase in the profitability from the Group’s long-term business operations which was up 14 per cent to £3,202 million comprising new business profit of £1,607 million, in-force profits of £1,601 million and development expenses of £6 million. New business profit increased by £407 million to £1,607 million, driven principally by the US and Asia. Overall, there was a two per cent decrease in the contribution from in-force business (before development expenses), down by £35 million to £1,601 million. The movement reflects a growing level of unwind of discount, up by £210 million, reflecting the increased in-force business offset by a reduction in the level of contribution from changes to operating assumptions, experience variances and other items of, in aggregate, £245 million. The growth in the Group’s EEV operating profit was held back by a lower contribution from the asset management businesses (down £48 million to £297 million) reflecting reduced market values in 2009. There was also a negative impact on Group EEV operating profit from other income and expenditure of £131 million due to lower returns on central funds and higher interest payable on core structural borrowings.

The total EEV profit before tax for 2009 of £1,743 million compares to a loss of £2,106 million for 2008. The increase of £3,849 million reflects the growth in operating profit of £225 million and an increase in the aggregate effect of non-operating items of £3,624 million which mostly arise from the net effects of improved financial markets. Within the non-operating items of negative £1,347 million there were positive contributions of £351 million for short-term fluctuations in investment returns and the £91 million from the profit on sale and results of the Taiwan agency business that was sold in June 2009. However, these amounts were offset by reductions of £795 million for the change in the mark-to-market value of the Group’s borrowings as credit spreads normalised, a charge of £910 million for the effect of changes in economic assumptions and time value of cost of options and guarantees arising from increasing interest rates and the application of higher risk discount rates across our businesses and an £84 million charge for actuarial and other losses for the Group’s defined benefit pension schemes.

Our IFRS operating profit has increased by 10 per cent to £1,405 million. This result was driven by higher profits from all of our life businesses which were up 25 per cent to £1,475 million, with a strong contribution from Asia. Overall profits also include a lower asset management contribution due to difficult market conditions, higher interest costs following the issue of the hybrids during the year and lower interest income on group assets. In the UK, operating profits for our long-term business increased by £61 million to £606 million reflecting growth from the shareholder backed annuity business. Operating profits for Asia long term business, before development expenses, increased by £159 million to £416 million of which £96 million was due to a combination of growth in our in-force book, lower new business strain and foreign exchange and the remaining £63 million was due to a one-off benefit arising from a regulatory change in Malaysia.

The total IFRS profit before disposal of Taiwan agency business was £1,367 million in 2009, significantly higher than for 2008 (loss of £451 million) reflecting increased operating profits and more favourable short-term fluctuations partially offset by a charge for the costs of hedging the Group IGD capital surplus. Total profit before tax from continuing operations on the IFRS basis was £746 million in 2009 after allowing for the loss on disposal of the Taiwan agency business of £621 million which was completed in June 2009.

Since the beginning of the year, management actions have led to a very material increase in the Group’s IGD surplus position to £3.4 billion including the issuance of £400 million subordinated debt in May to part replace maturing senior debt, the net proceeds of the Tier 1 hybrid debt of US$750 million (circa £455 million) issued in July, the beneficial impact of the sale of Taiwan agency business of £800 million, with other capital initiatives and capital generation through operating earnings net of impairments, financing costs, effects of currency and rule changes accounting for the balance. We believe this level of IGD acts as a prudent regulatory buffer whilst there remains a degree of uncertainty in the future economic environment in which we operate.

At 31 December 2009 holding company cash and short-term investments was £1.5 billion, an increase of £0.3 billion over 2008. This increase comprises proceeds of £0.6 billion from higher borrowings, (before allowing for exchange translation gains of £0.2 billion on foreign currency denominated borrowings), and positive operating holding company cash flow of £38 million, net of exceptional payments of £360 million.

In the volatile economic environment experienced during 2009, we maintained our strong focus on risk, capital and cash management. Our commitment to focusing on value over volume has been demonstrated by the strong growth in both EEV and IFRS operating profit. We have also been able to continue to be cash flow positive at the holding company level, with a positive contribution of £38 million before exceptional items.

The directors recommend a final dividend for 2009 of 13.56 pence per share, bringing the total dividend for the reporting period to 19.85 pence per share, five per cent higher then the 2008 total dividend. The 2009 IFRS operating earnings after tax and minority interest cover the full year dividend 2.2 times (2008 full year: 2.1 times).

26 prudential plc>Annual Report 2009

EEV results

EEV basis operating profit based on longer-term investment returns

	AER[8]			CER[8]	
	2009 £m	2008 £m	Change %	2008 £m	Change %
Insurance business					
Asia	**1,105**	1,213	(9)	1,379	(20)
US	**1,233**	586	110	693	78
UK	**870**	1,037	(16)	1,037	(16)
Development expenses	**(6)**	(26)	77	(29)	79
Long-term business profit	**3,202**	2,810	14	3,080	4
UK general insurance commission	**51**	44	16	44	16
Asset management business:					
M&G	**238**	286	(17)	286	(17)
Asia asset management	**55**	52	6	61	(10)
Curian	**(6)**	(3)	(100)	(4)	(50)
US broker-dealer and asset management	**10**	10	–	12	(17)
	3,550	3,199	11	3,479	2
Other income and expenditure	**(433)**	(302)	(43)	(309)	(40)
Restructuring costs	**(27)**	(32)	16	(32)	16
Total EEV basis operating profit	**3,090**	2,865	8	3,138	(2)

EEV basis profit after tax and minority interests

	AER[8]	
	2009 £m	2008 £m
EEV basis operating profit based on longer-term investment returns	**3,090**	2,865
Short-term fluctuations in investment returns		
– Insurance operations	**481**	(4,654)
– IGD hedge costs	**(235)**	–
– Other operations	**105**	(313)
	351	(4,967)
Mark to market value movements on core borrowings	**(795)**	656
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	**(84)**	(14)
Effect of changes in economic assumptions and time value of cost of options and guarantees	**(910)**	(398)
Profit on sale and results of Taiwan agency business	**91**	(248)
Profit (loss) before tax from continuing operations	**1,743**	(2,106)
Tax attributable to shareholders' profit (loss)	**(481)**	771
Discontinued operations (net of tax)	**(14)**	–
Minority interests	**(3)**	(3)
Profit (loss) after minority interests	**1,245**	(1,338)

In 2009, Prudential Group's total EEV basis operating profit based on longer-term investment returns was £3,090 million, up eight per cent from 2008.

Long-term profits generated by the Group in 2009 increased by 14 per cent to £3,202 million. These profits comprise new business profits of £1,607 million (2008: £1,200 million), in-force profits of £1,601 million (2008: £1,636 million) and development expenses of £6 million (2008: £26 million).

New business profits, at £1,607 million, were 34 per cent higher than in 2008, with higher margins in all businesses, particularly the US, and a one per cent increase in sales volumes year on year. The average Group new business profit margin was 56 per cent (2008: 42 per cent) on an APE basis and eight per cent (2008: six per cent) on a Present value of new business premiums (PVNBP) basis. This rise reflects increased average margins across the businesses as we concentrated on maximising sales of our most profitable products.

The contribution from in-force operating profit decreased by £35 million to £1,601 million, including unwind of discount and other expected returns that increased by £210 million to £1,421 million, primarily reflecting the growth in Asia's in-force book and the increase in risk discount rates in the US. In-force profit in 2009 also includes the effects of operating assumption changes and experience variances and other items which had an aggregate impact of £180 million. This primarily reflects the positive impact of altered assumptions for Guaranteed Minimum Withdrawal Benefits in the US of £156 million where our expectation of the utilisation of the withdrawal feature available to policyholders on Variable Annuity contracts has been modified to take account of the more recent experience of policyholder behaviour when benefits are "in the money". Also included are the broadly offsetting effects of favourable experience and other items in the US and UK against the impact of adverse persistency in Asia.

Note
See page 25.

BUSINESS REVIEW

27

Chief Financial Officer’s overview > continued

Operating profit from the asset management business decreased to £297 million, down 14 per cent from £345 million in 2008, reflecting reduced market values in 2009 compared to 2008.

Other income and expenditure totalled a net expense of £433 million compared with £302 million in 2008, a difference of negative £131 million of which £47 million was due to the impact of the non-recurrence in 2009 of a positive one-off 2008 item of profit on the sale of a seed capital investment in an Indian mutual fund. The remaining difference principally related to lower interest received on central shareholders’ funds as a result of falling interest rates and an increase in interest payable on core structural borrowings.

Short-term fluctuations in investment returns

In our calculation of EEV operating profit, we use longer-term investment return assumptions rather than actual investment returns achieved. Short-term fluctuations represent the difference between the actual investment return and the unwind of discount on the value of in-force business and expected returns on net worth.

Short-term fluctuations in investment returns for insurance operations of positive £481 million comprise a positive £437 million for Asia, negative £401 million for our US operations and positive £445 million in the UK.

For our Asian business, short-term fluctuations of positive £437 million (versus negative £903 million in 2008) primarily reflected the effect of strong equity market performance in particular for participating business and unit-linked business where the in-force value benefits from increases in shareholder transfers and from the capitalisation of increased projected fees due to the higher asset base at the end of the year.

For our US business, short-term fluctuations in investment returns were negative £401 million versus negative £1,344 million in 2008, and primarily reflected the excess of impairment losses for fixed income securities incurred in the year over the long-term charge included within operating profit.

For our UK business, the short-term fluctuations in investment returns were positive £445 million (versus negative £2,407 million in 2008), including positive £430 million relating to with-profits business, primarily reflecting the difference between the 15.5 per cent investment return arising in the year on the investments of the with-profits life fund (covering policyholder liabilities and unallocated surplus) and the long-term assumed return of 6.9 per cent.

For other operations, the principal component of short-term fluctuations in investment returns is a one-off £235 million cost arising from the hedge temporarily put in place during the first quarter, to protect the Group IGD capital surplus in the light of exceptional market conditions. During the severe equity market conditions experienced in the first quarter of 2009, coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to our regular operational hedging programmes. The residual short-term fluctuations in investment returns for other operations of positive £105 million includes £66 million for unrealised appreciation on Prudential Capital’s debt securities portfolio and £28 million on swaps held centrally to manage Group assets and liabilities.

Mark-to-market movement on core borrowings

The mark-to-market movement on core borrowings was a negative £795 million, as credit spreads incorporated in the market value of the debt narrowed to more normal levels.

Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes

The shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes of a negative £84 million reflects the impact of a reduced discount rate and other assumption changes on the measurement of the liabilities of the Scottish Amicable and M&G schemes and an increase in the deficit funding provision for the Prudential Staff Pension Scheme.

Effect of changes in economic assumptions and time value of cost of options and guarantees

The effect of changes in economic assumptions and time value of cost of options and guarantees of negative £910 million comprises negative £963 million for the effect of changes in economic assumptions partially offset by positive £53 million for the change in the time value of cost of options and guarantees arising from changes in economic factors. In our Asian business, economic assumption changes were negative £165 million primarily driven by increases in risk discount and fund earned rates across a number of territories. In our US business, economic assumption changes were negative £528 million, primarily reflecting an increase in the risk discount rates following an increase in the US 10 year Treasury rate and an increase in the allowance for credit risk for fixed annuity and variable annuity business of 1.5 per cent and 0.3 per cent respectively, partially offset by the effect of an increase in the separate account return assumption from 5.8 per cent to 7.4 per cent arising from the increase in risk free rates. In our UK business, economic assumption changes were negative £270 million, primarily relating to with-profits business, reflecting the fact that the risk discount rate has increased by significantly more than the earned rate as a result of revised correlation assumptions, a lower equity backing ratio and very low cash return.

Profit on sale and results of Taiwan agency business

In June 2009, the Group completed the sale of our Taiwan agency business. The 2009 result of £91 million reflects the profit on sale. The 2008 loss of £248 million is the total result for this business, including short-term fluctuations in investment returns.

Effective tax rates

The effective tax rate at an operating level was 28 per cent (2008: 26 per cent), the increase reflecting the inability to recognise a deferred tax asset on various tax losses of non-insurance operations being partially offset by a reduction in the effective tax rate for Asian operations from the 2008 level that was affected by certain one-off items. The effective tax rate at a total EEV level was 28 per cent (2008: 37 per cent) on a profit of £1,743 million. The reduction reflects the incidence of tax attributable to Jackson’s short-term fluctuations in investment returns and other non-operating profits and losses.

28 Prudential plc>Annual Report 2009

IFRS results

IFRS basis operating profit based on longer-term investment returns

	AER[8]			CER[8]	
	2009 £m	2008 £m	Change %	2008 £m	Change %
Insurance business:					
Long-term business					
Asia	**416**	257	62	290	43
US	**459**	406	13	480	(4)
UK	**606**	545	11	545	11
Development expenses	**(6)**	(26)	77	(29)	79
Long-term business profit	**1,475**	1,182	25	1,286	15
UK general insurance commission	**51**	44	16	44	16
Asset management business:					
M&G	**238**	286	(17)	286	(17)
Asia asset management	**55**	52	6	61	(10)
Curian	**(6)**	(3)	(100)	(4)	(50)
US broker-dealer and asset management	**10**	10	–	12	(17)
	1,823	1,571	16	1,685	8
Other income and expenditure	**(395)**	(260)	(52)	(267)	(48)
Restructuring costs	**(23)**	(28)	18	(28)	18
Total IFRS basis operating profit based on longer-term investment returns	**1,405**	1,283	10	1,390	1

Group operating profit before tax based on longer-term investment returns on the IFRS basis after restructuring costs was £1,405 million, an increase of 10 per cent on 2008.

In Asia, IFRS operating profit for long-term business increased by 62 per cent from £257 million in 2008 to £416 million in 2009. As reported in our half-year results announcement this includes a £63 million one-off release of reserves in the Malaysian life operations determined after assessing the measurement basis for policyholders' liabilities, following the implementation of a Risk Based Capital (RBC) regime by the Malaysian regulatory authorities. Excluding this item, Asia delivered a strong underlying operating performance resulting in an increase of £96 million to £353 million from £257 million for 2008. This increase reflects both underlying growth as we build our in-force book and a reduction in new business strain from a charge of £97 million in 2008 to a charge of £78 million in 2009.

Our larger markets of Malaysia, Hong Kong, Singapore and Indonesia continue to show strong increases in operating profit. In Indonesia, the results increased from £55 million to £102 million, reflecting the strong underlying growth of the business and further improvements to the impact of new business on operating profits. In Malaysia, IFRS operating profit of £65 million, excluding the one-off credit, was up 41 per cent on 2008, driven mainly by the growth in the profits from the in-force business. Hong Kong recorded increased operating profit up 45 per cent to £48 million, due mainly to increased profits from the in-force non-participating business, both as a result of growth and the non-recurrence of one-off costs in 2008. This has been offset by reduced participating fund profits following lower bonus payments to policyholders in 2009 reducing the corresponding transfer to shareholders from the with-profits fund. Singapore saw an increase in operating profit of £29 million (35 per cent) to £112 million reflecting growth in the in-force business. Aside from Japan, where on 15 February 2010 the operation suspended writing new business, Taiwan, which is focusing on its bancassurance business following the disposal of its agency business in June 2009, and Thailand, all the Asian life operations are generating operating profits on the IFRS basis.

In the US, the long-term business operating profit increased by 13 per cent from £406 million in 2008 to £459 million in 2009, primarily from the effect of favourable exchange rate movements, increased operating profits from the fixed and fixed indexed annuity business and lower DAC amortisation on variable annuity business as compared to 2008. These increases were offset by the combined negative accounting impact of equity market movements on Jackson's variable annuity business and related hedging programme. The hedging programme is undertaken on an economic basis and the accounting measurement does not always fully capture the economic effects.

In our UK business, the long-term business IFRS operating profit of £606 million increased by 11 per cent from £545 million in 2008. This reflects growth from the shareholder-backed annuity business, with operating profits being £194 million higher than in 2008, partially offset by lower contribution from the with-profits business of £281 million in 2009, compared with £395 million in 2008. The lower profit from the with-profit business reflected the impact of rate reductions in the February 2009 bonus declaration made in response to recent volatile investment performance. These lower bonus payments to policyholders have a corresponding negative impact on operating profit as they reduce the consequential transfer to shareholders from the with-profit fund, calculated as one-ninth of the cost of policyholders' bonus. Profit from UK general insurance commission increased to £51 million in 2009 from £44 million in 2008. As a result, the total IFRS operating profit increased by 12 per cent in 2009 to £657 million from £589 million in 2008.

M&G's operating profit for 2009 was £238 million, a decrease of 17 per cent from £286 million in 2008. This primarily reflects the relative levels of equity and property markets between 2008 and 2009, with the FTSE All Share being on average 15 per cent lower than in 2008, as well as higher staff costs and lower performance-related fees. These negative impacts were partly offset by revenue earned on the very strong fund net inflows during 2009 (£13.5 billion in 2009 compared with £3.4 billion in 2008).

Note
See page 25.

BUSINESS REVIEW

29

Chief Financial Officer's overview > continued

IFRS basis results – Analysis of life insurance pre-tax IFRS operating profit based on longer-term investment returns by driver

	AER[8]			CER[8]	
	2009 £m	2008 £m	Change %	2008 £m	Change %
Investment spread	1,001	747	34	852	17
Asset management fees	458	403	14	466	(2)
Net expense margin	(388)	(385)	(1)	(434)	11
DAC amortisation (Jackson only)	(223)	(450)	50	(532)	58
Net insurance margin	472	308	53	357	32
With-profits business	310	425	(27)	430	(28)
Non-recurrent release of reserves for Malaysian life operation	63	–	–	–	–
Other	(218)	134	(263)	147	(248)
Total	1,475	1,182	25	1,286	15

The Asian asset management operations reported operating profits of £55 million, up by six per cent from £52 million in 2008. This reflects favourable exchange rates and management's focus on profitability during the period. Profit in 2009 was adversely impacted by a one-off loss in India of £6 million.

The change of £135 million in other income and expenditure to negative £395 million from the negative £260 million in 2008 primarily reflects lower returns on central funds as a result of falling interest rates, an increase in interest payable on core structural borrowings and the non-recurrence in 2009 of a positive one-off 2008 item of profit on the sale of a seed capital investment in an Indian mutual fund.

IFRS basis results – Analysis of life insurance pre-tax IFRS operating profit based on longer-term investment returns by driver

Investment spread has increased by 34 per cent to £1 billion in 2009. The main driver has been the increase in profits from our UK shareholders' annuity business.

Asset management fees have increased by 14 per cent to £458 million in 2009, with growth in our Asian and US businesses and favourable exchange rate movements more than offsetting the impact of falling asset values on fees earned.

The ***net expense margin*** has decreased marginally from negative £385 million in 2008 to negative £388 million in 2009. Adverse exchange rate movements have been largely offset by improvements to new business strain in Asia (total IFRS new business strain in Asia, which is predominantly included in net expense margin, has fallen from £97 million in 2008 to £78 million in 2009).

The significant decrease in Jackson's ***DAC amortisation*** principally reflects the improvements in equity markets in the period and the non-recurrence of the DAC acceleration of circa £140 million that occurred in 2008.

Net insurance margin has grown by 53 per cent to £472 million in 2009 principally reflecting the strong growth in our Asian in-force book (up £55 million to £253 million in 2009), improved mortality experience in the US and UK and a one-off benefit of £34 million in the UK relating to a longevity swap on certain aspects of the UK's annuity back-book liabilities.

Profits from ***with-profits*** business were £310 million in 2009 compared with £425 million in 2008, reflecting lower bonus rates, and hence lower transfers to shareholders, which are calculated as one-ninth of the cost of policyholders' bonus, due to market falls.

Other of negative £218 million is primarily as a result of increased hedging costs in the US. This negative impact is before allowing for VA guarantee fees of £137 million included within ***net insurance margin*** and reflects the economic nature of Jackson's hedging programme, with derivative losses arising from increasing equity markets and interest rates not being fully offset by the release of policyholder reserves (which are not economically valued under US GAAP, the grandfathered accounting basis under IFRS 4). After allowing for VA guarantee fees earned in the period the cumulative impact of VA hedging activities for 2008 and 2009 is a small net operating loss of £7 million.

IFRS basis profit after tax

The total profit before disposal of Taiwan agency business was £1,367 million in 2009, significantly higher than for 2008 (loss of £451 million). The improvement reflects the increase in operating profit based on longer-term investment returns and the significantly more favourable short-term fluctuations in investment returns partially offset by a charge for the costs of hedging the Group's IGD capital surplus. The total profit before tax from continuing operations on the IFRS basis was £746 million in 2009, compared with a loss of £450 million for 2008.

In calculating the IFRS operating profit, we use longer-term investment return assumptions rather than actual investment returns arising in the year. The difference between actual investment returns recorded in the income statement and longer-term returns is shown in the analysis of profits as short-term fluctuations in investment returns.

IFRS Short-term fluctuations in investment returns

Short-term fluctuations in investment returns for our insurance operations of positive £166 million comprises £31 million for Asia, £27 million for US operations and £108 million in the UK.

The positive short-term fluctuations of £31 million for our Asian operations primarily reflect strong market performance in Taiwan and Japan partially offset by the impact of unrealised losses on the debt securities portfolio in Vietnam.

Note
See page 25.

30 Prudential plc · Annual Report 2009

IFRS basis profit after tax

	AER[6] 2009 £m	2008 £m
Operating profit based on longer-term investment returns	**1,405**	1,283
Short-term fluctuations in investment returns		
– Insurance operations	166	(1,408)
– IGD hedge costs	(235)	–
– Other operations	105	(313)
	36	(1,721)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(74)	(13)
Profit (loss) before loss on sale and results of Taiwan agency business	1,367	(451)
Loss on sale and results of Taiwan agency business	(621)	1
Profit (loss) before tax from continuing operations attributable to shareholders	746	(450)
Tax (charge) credit attributable to shareholders' profit (loss)	(55)	59
Discontinued operations (net of tax)	(14)	–
Minority interests	(1)	(5)
Profit (loss) for the year attributable to equity holders of the Company	676	(396)

BUSINESS REVIEW

The positive short-term fluctuations of £27 million for our US operations comprise positive £385 million for market value movements on the free standing derivatives used to manage the fixed annuity and other general account business, negative £414 million in respect of debt securities, and positive £56 million of other items. The negative £414 million for debt securities reflects the levels of realised gains and losses (including write-downs) in excess of the allowance for longer-term defaults and amortisation of interest-related gains included in the operating result adjusted for associated deferred acquisition costs.

The positive short-term fluctuations of £108 million for our UK operations reflect principally value movements on the assets backing the capital of the shareholder-backed annuity business.

Short-term fluctuations for other operations, in addition to the previously discussed IGD hedge costs of £235 million, were £105 million positive, which includes £66 million for unrealised appreciation on Prudential Capital's debt securities portfolio and £28 million on swaps held centrally to manage Group assets and liabilities.

Sale of Taiwan agency business
On 20 February 2009 we announced our agreement to transfer the assets and liabilities of the agency distribution business in Taiwan, including the capital consuming in-force book, to China Life Insurance Limited (Taiwan). We completed the transaction on 19 June 2009 following regulatory approval being given on that day. The transfer has resulted in a one-off negative pre-tax impact of £621 million. After allowing for tax, and other adjustments, the effect on shareholders' equity was negative £607 million. The overall size of loss reflects the carrying value of the IFRS equity of the business as applied in the calculation of the loss on sale and the application of 'grandfathered' US GAAP under IFRS 4 for insurance assets and liabilities. US GAAP does not and is not designed to include the costs of holding economic capital to support the legacy interest rate guaranteed products, as recognised under the Company's supplementary reporting basis under European Embedded Value principles. The loss on sale reflects this element of the economic value. Separately, it is to be noted that under IFRS there is no recognition of the enhanced IGD capital surplus position arising on completion.

Effective tax rates
The effective rate of tax on operating profits, based on longer-term investment returns, was 23 per cent (2008: 23 per cent). The effective rate of tax at the total IFRS profit level for continuing operations was seven per cent (2008: 13 per cent) due to the ability to utilise losses carried forward for which we were previously unable to recognise a deferred tax asset in Jackson, partially offset by the absence of tax relief on the loss on the disposal of the Taiwan agency business.

Earnings and dividend per share

Earnings per share

	2009 p	2008 p
Basic EPS based on operating profit after tax and minority interest		
EEV	88.8	85.1
IFRS	43.4	39.9
Basic EPS based on total profit (loss) after minority interests		
EEV	49.8	(54.1)
IFRS	27.0	(16.0)

Dividend per share
The directors recommend a final dividend for 2009 of 13.56 pence per share payable on 27 May 2010 to shareholders on the register at the close of business on 9 April 2010. The interim dividend for 2009 was 6.29 pence per share. As a result, the total dividend for this year, including the interim dividend and the recommended final dividend, amounts to 19.85 pence per share compared with 18.90 pence per share for 2008, an increase of five per cent.

The Board will maintain its focus on delivering a growing dividend, which will continue to be determined after taking into account our Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate. The 2009 IFRS operating earnings after tax and minorities cover the full year dividend 2.2 times (2008: 2.1 times).

Note
See page 25.

31

Chief Financial Officer's overview > continued

Movement on shareholders' funds

	EEV		IFRS	
	2009 £m	2008 AER* £m	2009 £m	2008 AER* £m
Operating profit based on longer-term investment returns	3,090	2,865	1,405	1,283
Items excluded from operating profit	(1,347)	(4,971)	(659)	(1,733)
Total profit (loss) before tax	1,743	(2,106)	746	(450)
Tax, discontinued operations and minority interest	(498)	768	(70)	54
Profit (loss) for the period	1,245	(1,338)	676	(396)
Exchange movements, net of related tax	(750)	2,129	(195)	510
Unrealised gains and losses on Jackson securities classified as available for sale[note 1]	–	–	1,043	(831)
Dividends	(481)	(453)	(481)	(453)
New share capital subscribed	141	170	141	170
Other	162	(152)	29	(4)
Net increase (decrease) in shareholders' funds	317	356	1,213	(1,004)
Shareholders' funds at beginning of year	14,956	14,600	5,058	6,062
Shareholders' funds at end of year	15,273	14,956	6,271	5,058
Comprising:				
Long-term business				
Free surplus[note 2]	2,065	447		
Required capital[note 3]	2,994	4,117		
Net worth[note 4]	5,059	4,564		
Value of in-force	10,283	9,958		
Total	15,342	14,522		
Other business[note 5]	(69)	434		
Total	15,273	14,956		

Notes
1 Net of related change to deferred acquisition costs and tax.
2 The increase in free surplus of £1.6 billion arises primarily from £0.9 billion being generated by the long-term businesses, and an increased of £1 billion from the disposal of Taiwan off-set by cash paid to the holding company and other items.
3 The reduction in required capital from £4,117 million at 31 December 2008 to £2,994 million at 31 December 2009, principally reflects the sale of the Taiwan agency business.
4 Net worth principally reflects the free surplus generated in the period, offset by cash paid to the holding company and other items.
5 Shareholders' funds for other than long-term business of negative £69 million comprises £1,659 million for asset management operations, including goodwill of £1,230 million, holding company net borrowings of £1,780 million and net other shareholders' funds of £52 million. The reduction in shareholders' funds for Other business from £434 million in 2008 to negative £69 million in 2009 primarily reflects the change in the mark-to-market value movement on core borrowings between the two balance sheet dates.
* See page 25.

EEV

On an EEV basis, which recognises the shareholders' interest in long-term business, shareholder funds at 31 December 2009 were £15.3 billion, an increase of £0.3 billion from the 2008 year-end level. This increased level of shareholders' funds reflects the profit after tax of £1.2 billion, the adverse effects of exchange movements of £0.7 billion and dividend payments of £0.5 billion, which are partially offset by new share capital subscribed of £0.1 billion and other movements of £0.2 billion.

The shareholders' funds at the end of 2009 relating to long-term business of £15.3 billion comprise £5.8 billion for our Asian long-term business operations, £4.1 billion for our US long-term business operations and £5.4 billion for our UK long-term business operations.

At 31 December 2009, the embedded value for our Asian long-term business operations was £5.8 billion. The embedded value for the established markets of Hong Kong, Singapore and Malaysia was £3.8 billion. There is also substantial embedded value in Indonesia (£584 million), Korea (£408 million), and Vietnam (£199 million).

For Prudential's other Asian markets, following the sale of the Taiwan agency business, the embedded value was £848 million in aggregate.

IFRS

Statutory IFRS basis shareholders' funds at 31 December 2009 were £6.3 billion. This compares to the £5.1 billion at 31 December 2008, an increase of £1.2 billion.

The movement reflects the profit for the year after tax of £0.7 billion, exchange translation losses, principally on Jackson, of £0.2 billion and dividend payments of £0.5 billion, the positive effect of a reduction in the level of net unrealised losses on Jackson's debt securities of £1.0 billion and other items of £0.2 billion.

In 2009 the net unrealised gains/losses within the statement of financial position value for debt securities classified as available-for-sale moved from a net unrealised loss of £2,897 million to a net unrealised gain of £4 million. After allowing for DAC and tax effects this reduction in the level of unrealised gains/losses has led to a £1.0 billion increase in shareholders' funds during the year. The reduction in unrealised gains/losses reflects the benefits of some normalisation in credit markets with spreads tightening.

32 Prudential plc Annual Report 2009

Free surplus and holding company cash flow

The total movement in free surplus net of tax in the period can be analysed as follows:

	AER[5] 2009 £m	2008 £m
Free surplus generation		
Expected in-force cash flows (including expected return on net assets)	1,914	1,623
Changes in operating assumptions and variances	175	(65)
Underlying free surplus generated in the period	2,089	1,558
Provisions for additional allowance for credit risk	–	(770)
Market related items	(198)	(689)
Investment in new business	(675)	(806)
Free surplus generated in the period from retained businesses	1,216	(707)
Effect of disposal and trading results of Taiwan agency business	987	(276)
Net cash remitted by the business units	(688)	(515)
Other movements and timing differences	157	442
Total movement during the period	1,672	(1,056)
Free surplus at 1 January	859	1,915
Free surplus at 31 December	2,531	859
Comprised of:		
Free surplus relating to long-term insurance business	2,065	447
Free surplus of other insurance business	37	–
IFRS net assets of asset management businesses excluding goodwill	429	412
Total free surplus	2,531	859

BUSINESS REVIEW

Free surplus generation

Sources and uses of free surplus generation from the Group's life and asset management operations

Group free surplus at the end of the period comprises free surplus for the insurance businesses, representing the excess of the net worth over the required capital included in the EEV results, and IFRS net assets for the asset management businesses excluding goodwill. The free surplus generated during the period comprises the movement in this balance excluding foreign exchange, capital movements, and other reserve movements. Specifically, it includes amounts maturing from the in-force operations during the period less the investment in new business, the effect of market movements and other one-off items.

For asset management operations we have defined free surplus generation to be total post tax IFRS profit for the period. Group free surplus generated also includes the general insurance commission earned during the period and excludes restructuring and shareholders' centrally arising other income and expenditure.

During 2009 we generated total free surplus from the retained businesses of £1,216 million (2008: negative £707 million). Underlying free surplus generated from the in-force book increased 34 per cent from £1,558 million in 2008 to £2,089 million in 2009, reflecting favourable exchange rates, the underlying growth of the portfolio, and positive changes in operating assumptions and variances of £175 million for our life businesses (2008: negative £65 million). These positive changes include £158 million arising in the UK (2008: £118 million) and £115 million arising in the US (2008: negative £1 million), consistent with management's on-going focus on capital preservation, and were offset by the negative changes in Asia of £98 million (2008: negative £182 million) principally arising from adopting higher required capital level assumptions in a number of businesses.

Underlying free surplus generated has been used by our life businesses to invest in new business. Investment in new business has fallen by £131 million to £675 million in 2009. This reduction reflects the Group's deliberate focus on conserving capital and is in part due to the substantially reduced levels of wholesale business sales in the UK and the US.

Market related movements have improved from negative £689 million in 2008 to negative £198 million in 2009. These improvements have been driven by higher equity returns in Asia, and improved market performance in the US, offset by the one-off profit in 2008 arising from the rebalancing of the credit portfolio in the UK not being repeated in 2009.

In June 2009 we completed the sale of the Taiwan agency business. As anticipated, this gave rise to an increase in free surplus of £987 million, representing the release of negative free surplus that previously applied. This compares to an increase in IGD capital of £800 million. The difference arises predominantly because the calibrations underpinning the capital requirements on a regulatory (IGD) basis are different from those applied on an economic capital (EEV) basis.

Overall, the Group wrote £2,896 million of sales on an APE basis in 2009 (2008: £2,879 million) generating a post-tax new business contribution to embedded value of £1,131 million (2008: £855 million). To support these sales, we invested £675 million of capital (2008: £806 million). We estimate the Group's internal rate of return for 2009 to be greater than 20 per cent. The amount of capital invested covers both new business strain, including commissions, of £224 million (2008: £334 million) and the required capital of £451 million (2008: £472 million). Management's focus in 2009 was on capital preservation and so capital investment was focused on those areas which added most value to the Group. Overall investment in new business has fallen as a result of this strategy but the amount of post-tax new business profit contribution to embedded value per £1 million of free surplus invested increased by 55 per cent to £1.7 million (2008: £1.1 million).

Note
See page 25.

33

Chief Financial Officer's overview > continued

Value created through investment in new business by life operations

	2009				AER[§] 2008			
	Asia £m	US £m	UK £m	Group £m	Asia* £m	US £m	UK £m	Group £m
Free surplus invested in new business	(246)	(326)	(103)	(675)	(224)	(289)	(293)	(806)
Increase in required capital	69	300	82	451	42	265	165	472
Net worth invested in new business	(177)	(26)	(21)	(224)	(182)	(24)	(128)	(334)
Value of in-force created by new business	710	458	187	1,355	650	214	325	1,189
Post tax new business profit for the year	533	432	166	1,131	468	190	197	855
Tax	180	232	64	476	166	103	76	345
Pre-tax new business profit for the year	713	664	230	1,607	634	293	273	1,200
New business sales (APE)	1,261	912	723		1,216	716	947	
New business margins (% APE)	57%	73%	32%		52%	41%	29%	
Internal rate of return[†]	>20%	>20%	>15%		>20%	18%	14%	

	CER[§] 2008			
	Asia* £m	US £m	UK £m	Group £m
Free surplus invested in new business	(250)	(342)	(293)	(885)
Increase in required capital	47	313	165	525
Net worth invested in new business	(203)	(29)	(128)	(360)
Value of in-force created by new business	729	253	325	1,307
Post tax new business profit for the year	526	224	197	947
Tax	185	123	76	384
Pre-tax new business profit for the year	711	347	273	1,331
New business sales (APE)	1,350	846	947	
New business margins (% APE)	53%	41%	29%	
Internal rate of return[†]	>20%	18%	14%	

*2008 comparatives for Asia exclude amounts in respect of the sold Taiwan agency business.

[†]The internal rate of return is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the lifetime of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is equal to the amount required to pay acquisition costs and set up statutory reserves less premiums received, plus encumbered capital. The impact of the time value of options and guarantees is included in the calculation.

In Asia, investment in new business was £246 million, which was flat compared to 2008 on a CER basis (£250 million). For each £1 million of free surplus invested we generated £2.2 million of post-tax new business contribution to embedded value (2008: £2.1 million). This increase arises predominantly from the benefit derived from a change in sales mix from the lower margin markets of Korea and India to higher margin territories in the region. The average free surplus undiscounted payback period for business written in the 12 months to 31 December 2009 was three years (12 months to 31 December 2008: four years).

In the US, investment in new business was £326 million, five per cent lower than 2008 on a CER basis (£342 million). For each £1 million of free surplus invested we generated £1.3 million of post-tax new business contribution to embedded value (2008: £0.7 million). This higher return reflects the Group's prioritisation of capital preservation which resulted in a change in business mix away from capital intensive wholesale products to sales of more profitable variable annuities, as well as an increase in spread margins due to Jackson's reduced crediting rates. The average free surplus undiscounted payback period for business written in the 12 months to 31 December 2009 was two years (12 months to 31 December 2008: five years).

In the UK, investment in new business decreased by 65 per cent from £293 million in 2008 to £103 million in 2009, and for each £1 million of free surplus invested we generated £1.6 million of post-tax new business contribution to embedded value (2008: £0.7 million). This reflects the UK's focus on capital preservation with an increase in with-profits bonds sales and minimal bulk annuity transactions in 2009 and its disciplined approach to individual annuity pricing. The average free surplus undiscounted payback period for business written in the 12 months to 31 December 2009 was five years (12 months to 31 December 2008: six years).

Note
See page 25.

34 Prudential plc · Annual Report 2009

Holding company cash flow

	2009 £m	2008 £m
Net cash remitted by business units:		
UK Life fund paid to Group	284	279
Shareholder-backed business:		
Other UK paid to Group	189	46
Group invested in UK	(39)	(126)
Total shareholder-backed business	150	(80)
UK net	434	199
US paid to Group	39	144
Group invested in US	–	–
US net	39	144
Asia paid to Group		
Long-term business	181	163
Other operations	46	234
	227	397
Group invested in Asia		
Long-term business	(101)	(310)
Other operations	(86)	(82)
	(187)	(392)
Asia net	40	5
M&G paid to Group	93	106
PruCap paid to Group	82	61
Net remittances to Group from Business Units	688	515
Net interest paid	(214)	(128)
Tax received	71	130
Corporate activities	(163)	(177)
Total central outflows	(306)	(175)
Operating holding company* cash flow before dividend	382	340
Dividend paid net of scrip and share options	(344)	(286)
Operating holding company* cash flow after dividend	38	54
Exceptional Items:		
Cash flow arising from sale of Taiwan agency business	(125)	–
IGD hedge costs†	(235)	–
Other cash movements		
Issue of hybrid debt, net of costs	822	–
Repayment of maturing debt	(249)	–
Receipts (payments) arising from foreign exchange movements on US$ hedging instruments	60	(352)
Total holding company cash flow	311	(298)
Cash and short-term investments at 1 January	1,165	1,456
Foreign exchange movements	10	7
Cash and short-term investments at 31 December	1,486	1,165

*Including central finance subsidiaries.
†Costs in respect of IGD hedge taken out in Q1 2009 to mitigate against further adverse movement in market indices from the lows experienced at that time.

BUSINESS REVIEW

35

Chief Financial Officer’s overview > continued

Holding company cash flow

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient net remittances from the businesses to cover the progressive dividend (after corporate costs) and maximising value for shareholders through the reinvestment of the free surplus generated at business unit level in the particularly profitable opportunities available to the Group given its established position in key life insurance markets. On this basis, the holding company cash flow statement at an operating level should generally balance to close to zero before exceptional cash flows.

Operating holding company cash flow for 2009 before dividend was £382 million, £42 million higher than for 2008. After dividend, the operating holding company cash flow was £38 million, £16 million lower than 2008 reflecting the higher dividend paid in 2009 and a higher scrip take-up in 2008.

The holding company received £688 million net remittances from business units in 2009, (including £506 million which relates to long-term business operations) up from £515 million in 2008, with increased contributions from the UK and Asia businesses partly offset by lower remittances from the US operations. The UK shareholder-backed business was cash flow positive in 2009, one year ahead of our previously announced target.

We have flexibility available in our management of the holding company cash flow from and to the different business units. In 2009, we have utilised this flexibility to bring forward the cash emergence of the in-force value through the proactive use of financing techniques.

Capital invested in business units in 2009 was £226 million compared to £518 million for 2008. Injections into Asia and the UK were both down from 2008 levels, when higher injections into Asia were made to meet solvency requirements following market falls, and reflecting our disciplined approach to capital preservation in the UK.

Net interest paid in 2009 increased from £128 million to £214 million. £38 million of the increase was in respect of the two debt issues in 2009 and in addition interest received on central shareholders’ funds fell by £48 million due to falling interest rates.

Tax received in 2009 was £71 million, down £59 million from 2008, due to lower UK taxable profits available for offset. Payments for corporate activities at £163 million were £14 million lower, mainly due to the non-recurrence of 2008 costs relating to the investigation of the potential reattribution of the inherited estate.

After corporate costs, there was a net cash inflow before dividend of £382 million in 2009 compared to £340 million for 2008. The dividend paid net of scrip, was £344 million in 2009 compared to £286 million in 2008. The take-up of scrip dividends in 2009 continued to be significant at £137 million (2008: £157 million).

As a consequence, overall, we reported a positive underlying cash inflow before exceptional items of £38 million in 2009. There were also two exceptional payments. We paid £125 million in connection with the sale of the Taiwan agency business to China Life Insurance Company Ltd of Taiwan, which comprised of £45 million to purchase a 9.99 per cent stake in that company and £80 million for transaction related expenditure including restructuring costs.

In the first quarter of 2009, we incurred one-off exceptional costs in relation to an IGD hedge taken out in 2009 to mitigate against further adverse movement in market indices from the lows experienced at that time, with the transaction being executed by Jackson where the specialist skills reside for the particular types of instruments utilised and we have injected £235 million of capital into Jackson.

When taken in aggregate with the subordinated and Tier 1 debt raising net of repayments undertaken during 2009, the overall Holding Company cash balances at 31 December 2009 increased by £0.3 billion to £1.5 billion (2008: £1.2 billion).

36 Prudential plc>Annual Report 2009

Balance sheet
Summary

	AER[5] 2009 £m	2008 £m
Investments	208,722	193,434
Holding company cash and short-term investments	1,486	1,165
Other	17,546	20,943
Total assets	227,754	215,542
Less: Liabilities		
Policyholder liabilities	186,398	173,977
Unallocated surplus of with-profits funds	10,019	8,414
	196,417	182,391
Less: shareholders' accrued interest in the long-term business	(9,002)	(9,898)
	187,415	172,493
Core structural borrowings of shareholders' financed operations (IFRS book value basis)	3,394	2,958
Other liabilities including minority interest	21,672	25,135
Total liabilities and minority interest	212,481	200,586
EEV basis net assets	**15,273**	**14,956**
Share capital and premium	1,970	1,965
IFRS basis shareholders' reserves	4,301	3,093
IFRS basis shareholders' equity	6,271	5,058
Additional EEV basis retained profit	9,002	9,898
EEV basis shareholders' equity (excluding minority interest)	**15,273**	**14,956**

The following sections focus on key areas of interest in the balance sheet.

Investments

	2009 £m				2008 £m
	Participating Funds	Unit-Linked and variable annuities	Shareholder-backed	Total Group	Total Group
Debt securities	47,327	8,848	45,576	101,751	95,224
Equity	29,962	38,620	772	69,354	62,122
Property investments	8,759	662	1,484	10,905	11,992
Commercial mortgage loans	145	–	4,489	4,634	5,473
Other loans	1,742	27	2,351	4,120	5,018
Deposits	9,638	746	2,436	12,820	7,294
Other investments	3,448	110	1,580	5,138	6,311
Total	101,021	49,013	58,688	208,722	193,434

Total investments held by the Group at 31 December 2009 were £208.7 billion, of which £101.0 billion were held by participating funds, £49.0 billion by unit-linked funds and £58.7 billion by shareholder-backed operations. Shareholders are not directly exposed to value movements on assets backing participating or unit-linked operations, with sensitivity mainly related to shareholder-backed operations.

Of the £58.7 billion investments related to shareholder-backed operations, £3.9 billion was held by Asia long-term business, £28.9 billion by Jackson and £22.8 billion by the UK long-term business respectively.

The investments held by the shareholder-backed operations are predominantly debt securities, totalling £2.5 billion, £22.8 billion and £19.0 billion for Asia, the US and the UK long-term business respectively, of which 79 per cent, 93 per cent and 95 per cent are rated, either externally or internally, as investment grade. Included within debt securities of shareholder-backed operations are Tier 1 and Tier 2 bank holdings of £3.6 billion, of which Tier 1 holdings of UK bank securities is £153 million, with exposure being wholly within the UK long-term business. Within Tier 2, our exposure to UK banks is £0.9 billion, with exposure being £0.7 billion, £0.1 billion, and £0.1 billion for the UK long-term business, the US and other operations respectively.

In addition £3.0 billion was held by asset management and other operations, of which £2.8 billion was managed by Prudential Capital, and a further £0.2 billion in central operations.

Note
See page 25.

BUSINESS REVIEW

37

Chief Financial Officer's overview > continued

Policyholder liabilities and unallocated surplus of with-profits funds

	Shareholder-backed business			
	Asia £m	US £m	UK £m	Total £m
At 1 January 2009	12,975	45,361	33,853	**92,189**
Premiums	2,984	9,177	3,596	**15,757**
Surrenders	(840)	(3,255)	(1,577)	**(5,672)**
Maturities/Deaths	(89)	(733)	(2,092)	**(2,914)**
Net cash flows	**2,055**	**5,189**	**(73)**	**7,171**
Investment related items and other movements	2,811	2,986	5,023	**10,820**
Disposal of Taiwan agency business	(3,508)	–	–	**(3,508)**
Assumption changes	(67)	–	(46)	**(113)**
Foreign exchange translation difference	(1,216)	(5,225)	(57)	**(6,498)**
At 31 December 2009	13,050	48,311	38,700	**100,061**
With-profits funds				
– Policyholder liabilities				**86,337**
– Unallocated surplus				**10,019**
Total at 31 December 2009				**96,356**
Total policyholder liabilities including unallocated surplus at 31 December 2009				**196,417**

Policyholder liabilities and unallocated surplus of with-profits funds

Policyholder liabilities related to shareholder-backed business grew by £7.9 billion from £92.2 billion at 31 December 2008 to £100.1 billion at 31 December 2009.

The increase reflects positive net cash flows (premiums less surrenders and maturities/deaths) of £7.2 billion in 2009, predominantly driven by strong inflows in the US (£5.2 billion) and Asia (£2.1 billion), as well as positive investment-related items of £10.8 billion, primarily reflecting the growth in global equity and bond markets during the year.

These increases were offset by foreign exchange movements of negative £6.5 billion, the disposal of the Taiwan agency business in June 2009 (negative impact of £3.5 billion) and a reduction in liabilities of £0.1 billion following assumptions changes primarily in Malaysia, namely £63 million relating to a consequential change in reserves following the adoption of a Risk-based Capital regime by the local regulator, (as previously highlighted), and the UK.

During 2009, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profit funds on a statutory basis, increased from £8.4 billion at 31 December 2008 to £10.0 billion at 31 December 2009.

Shareholders' net borrowings and ratings

The Group's core structural borrowings at 31 December 2009 totalled £3.4 billion on an IFRS basis, compared with £3.0 billion at the end of 2008. In May 2009, senior debt of £0.3 billion was repaid on maturity and new hybrid debt of £0.4 billion was issued. In July 2009 a further £0.5 billion of new hybrid debt was issued. In addition there were exchange translation gains of £0.2 billion on foreign currency denominated borrowings in the period.

After adjusting for holding company cash and short-term investments of £1.5 billion, net core structural borrowings at 31 December 2009 were £1.9 billion compared with £1.8 billion at the end of 2008. The movement of £0.1 billion includes the gains of £0.2 billion mentioned above and the previously discussed positive cash flow of £38 million offset by the exceptional payments of £360 million.

The Group operates a central treasury function, which has overall responsibility for managing our capital funding programme as well as our central cash and liquidity positions.

In addition to our core structural borrowings set out above, we also have in place an unlimited global commercial paper programme. As at 31 December 2009, we had issued commercial paper under this programme totalling £409 million, US$1,976 million, and EUR 449 million. The central treasury function also manages our £5,000 million medium-term note (MTN) programme covering both core and non-core borrowings, under which the outstanding subordinated debt at 31 December 2009 was £835 million, US$750 million and EUR 520 million, while the senior debt outstanding was £200 million and US$12 million. In addition, our holding company has access to £1,600 million of committed revolving credit facilities, provided by 15 major international banks, and renewable between September 2011 and March 2012; and an annually renewable £500 million committed securities lending liquidity facility. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2009. The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are all available for general corporate purposes and to support the liquidity needs of our holding company and are intended to maintain a strong and flexible funding capacity.

We manage the Group's core debt within a target level consistent with our current debt ratings. At 31 December 2009, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus debt) was 11.1 per cent, compared with 10.7 per cent at 31 December 2008.

Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential's long-term senior debt is rated A+ (negative outlook), A2 (negative outlook) and A+ (negative outlook) from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1+ respectively.

38 Prudential plc Annual Report 2009

Shareholders' net borrowings and ratings

Shareholders' net borrowings at 31 December 2009:

	2009 £m			2008 £m		
	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis
Perpetual subordinated						
Capital securities (Innovative Tier 1)	1,422	(71)	1,351	1,059	(546)	513
Subordinated notes (Lower Tier 2)	1,269	103	1,372	928	(191)	737
	2,691	32	2,723	1,987	(737)	1,250
Senior debt						
2009	–	–	–	249	–	249
2023	300	8	308	300	(12)	288
2029	249	(14)	235	249	(53)	196
Holding company total	3,240	26	3,266	2,785	(802)	1,983
Jackson surplus notes (Lower Tier 2)	154	4	158	173	(19)	154
Total	3,394	30	3,424	2,958	(821)	2,137
Less: Holding company cash and short-term investments	(1,486)	–	(1,486)	(1,165)	–	(1,165)
Net core structural borrowings of shareholder-financed operations	1,908	30	1,938	1,793	(821)	972

BUSINESS REVIEW

The financial strength of PAC is rated AA (negative outlook) by Standard & Poor's, Aa2 (negative outlook) by Moody's and AA+ (negative outlook) by Fitch.

Jackson National Life's financial strength is rated AA (negative outlook) by Standard & Poor's, A1 (negative outlook) by Moody's and AA (negative outlook) by Fitch.

Financial position on defined benefit pension schemes

The Group currently operates three defined benefit schemes in the UK, of which by far the largest is the Prudential Staff Pension Scheme (PSPS) and two smaller schemes, Scottish Amicable (SAPS) and M&G.

Defined benefit schemes in the UK are generally required to be subject to a full actuarial valuation every three years, in order to assess the appropriate level of funding for schemes in relation to their commitments. The valuations of PSPS as at 5 April 2008 and SAPS as at 31 March 2008 were finalised in the second quarter of 2009. The valuation of the M&G pension scheme as at 31 December 2008 was finalised in January 2010. The valuation of PSPS demonstrated the scheme to be 106 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's funding objective. Accordingly, the total contributions to be made by the Group into the scheme, representing the annual accrual cost and deficit funding, has been reduced from the previous arrangement of £75 million per annum to £50 million per annum effective from July 2009.

The actuarial valuation of SAPS as at 31 March 2008 demonstrated the scheme to be 91 per cent funded, representing a deficit of £38 million. Based on this valuation, deficit funding amounts of £7.3 million per annum designed to eliminate the actuarial deficit over a seven year period are being made from July 2009.

The actuarial valuation of the M&G pension scheme as at 31 December 2008 demonstrated the scheme to be 76 per cent funded, representing a deficit of £51 million. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period are being made from January 2010 of £14.1 million per annum for the first two years and £9.3 million per annum for the subsequent three years.

The valuation basis under IAS 19 for the Group financial statements differs markedly from the full triennial actuarial valuation basis. For PSPS, the terms of the trust deed restrict shareholders' access to any underlying surplus in the scheme. Accordingly, under IAS 19, any underlying surplus is not recognised. The financial position for PSPS recorded reflects the higher of any underlying IAS 19 deficit and any obligation for deficit funding. At 31 December 2009, the Group has not recognised its interest in the underlying PSPS IAS 19 surplus of £433 million net of related tax relief and has instead recognised a deficit funding obligation of £63 million net of related tax relief. All amounts are based on the new funding arrangement described above. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations.

As at 31 December 2009, on the Group IFRS statement of financial position, the shareholders' share of the liabilities for these UK schemes amounted to a £92 million liability net of related tax relief. The total share attributable to the PAC with-profits fund amounted to a liability of £110 million net of related tax relief.

Financial instruments

The Group is exposed to financial risk through our financial assets, financial liabilities, and policyholder liabilities. The key financial risk factors that affect us include market risk, credit risk and liquidity risk. Information on our Group's exposure to financial risk factors, and our financial risk management objectives and policies, is provided both in our Risk and Capital Management section of the Business Review and the financial statements.

Further information on the sensitivity of our Group's financial instruments to market risk and our use of derivatives is also provided in the financial statements.

39

Business review > Risk and capital management

Risk and capital management

As a provider of financial services, including insurance, we recognise that the managed acceptance of risk lies at the heart of our business. As a result, effective risk management capabilities represent a key source of competitive advantage for our Group.

The Group’s risk appetite framework sets out our tolerance to risk exposures as well as our approach to risk management and return optimisation. Under this approach, we monitor our risk profile continuously against agreed limits. Our main strategies for managing and mitigating risk include asset liability management, using derivatives to hedge relevant market risks, and implementing reinsurance and corporate insurance programmes.

Risk oversight

Group risk appetite

We define and monitor aggregate risk limits for our earnings volatility and our capital requirements based on financial and non-financial stresses:

a Earnings volatility: the objectives of the limits are to ensure that (a) the volatility of our earnings is consistent with our stakeholders’ expectations, (b) the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks, and (c) earnings (and cash flows) are managed properly across geographies and are consistent with our funding strategies. The two measures we apply to monitor the volatility of our earnings are European Embedded Value (EEV) operating profit and International Financial Reporting Standards (IFRS) operating profit, although EEV and IFRS total profits are also considered.

b Capital requirements: the limits aim to ensure that (a) the Group meets its internal economic capital requirements, (b) the Group achieves its desired target rating to meet its business objectives, and (c) supervisory intervention is avoided.

The two measures we apply are the EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition, we also monitor capital requirements on a local statutory basis.

Our risk appetite framework forms an integral part of our annual business planning cycle. Our Group Risk function monitors the Group’s risk profile against the agreed limits. Using submissions from business units, Group Risk calculates the Group’s aggregated position (allowing for diversification effects between business units) relative to the limits implied by the risk appetite statements. Local limits are agreed with each of the business units to ensure that the aggregate risk exposure remains within the defined Group-level risk appetite. Each business unit determines its own individual risk position by calculating the impacts (on earnings and capital measures) of a shock to its market, credit, insurance and operational risk exposures and agrees them with Group Risk and the Group Executive Risk Committee (GERC).

We use a two-tier approach to apply the limits at business unit level. Firstly, we calculate business unit risk limits. These ensure that, provided each business unit keeps within its limits, the Group risk position will remain within the Group limits. Secondly, the impact on the risk position is considered as part of Group Risk’s scrutiny of large transactions or departures from plans proposed by individual business units.

In the event that any of the business unit plans imply risk limits will be exceeded, this will necessitate a dialogue between GERC and the relevant business unit or units. Exceeding Group limits may be avoided if, for example, limits in other business units are not fully utilised, or if the diversification effect at Group level of a particular risk with other business units means the Group limit is not breached.

Market risk is managed such that as conditions evolve the risk profile is maintained within risk appetite. In addition to business unit operational limits on credit risk, we set counterparty risk limits at Group level. The limits on our total Group-wide exposures to a single counterparty are specified within different credit rating ‘categories’. Group Risk and the GERC monitor our actual exposures against these limits on a monthly basis.

Risk exposures

The Group Risk Framework deploys a common risk language, allowing meaningful comparisons to be made between different business units. Risks are broadly categorised as shown opposite.

1 Financial risks

a Market risk

i Equity risk

In the UK business, most of our equity exposure is incurred in the with-profits fund which includes a large inherited estate estimated at £6.4 billion as at 31 December 2009 (2008: £5.4 billion), which can absorb market fluctuations and protect the fund’s solvency. The inherited estate itself is partially protected against falls in equity markets through an active hedging policy. In the course of 2009 we have reduced the with-profit fund’s exposure to UK equities whilst increasing the proportion of fixed income assets.

In Asia, a high proportion of our in-force book is made up of unit-linked products with limited shareholder exposure to equities. We have minimal direct shareholder exposure to Asian equity markets outside our unit-linked holdings.

In the US, where we are a leading provider of variable annuities, there are well-understood risks associated with the guarantees embedded in our products. We provide guarantees for minimum death benefits (GMDB) on all policies in this class, minimum withdrawal benefits (GMWB) on 47 per cent of the book, and minimum income benefits (GMIB) on only eight per cent. To protect the shareholders against the volatility induced by these embedded options, we use both a comprehensive hedging programme and reinsurance. Due to the inability to economically reinsure or hedge the GMIB, Jackson ceased offering this benefit in 2009.

In our variable annuity sales activities, we focus on meeting the needs of conservative and risk averse customers who are seeking reliable income in retirement, and who display little tendency to arbitrage their guarantees. These customers select conservative investment options and, importantly, buy fewer guarantee products compared to the industry as a whole. We are able to meet the needs of these customers because our unique and market leading operational platform allows us to tailor more than 1,400 product combinations.

40 Prudential plc>Annual Report 2009

Category	Risk type	Definition
1 **Financial risks**	a) Market risk	The risk that arises from adverse changes in the value of, or income from, assets and changes in interest rates or exchange rates.
	b) Credit risk	The risk of loss if another party fails to meet its obligations, or fails to do so in a timely fashion.
	c) Insurance risk	The inherent uncertainty as to the occurrence, amount and timing of insurance cash flows. This includes the impact of adverse mortality, morbidity and persistency experience.
	d) Liquidity risk	The risk that a business, though solvent on a balance sheet basis, either does not have the financial resources to meet its obligations as they fall due or can secure them only at excessive cost.
2 **Non-financial risks**	Operational risk	The risk of direct or indirect loss resulting from inadequate or failed internal processes, people or systems, or from external events. This includes legal and regulatory compliance risk.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall objectives and strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

BUSINESS REVIEW

It is our philosophy not to compete on price. Our individual guarantees tend to be more expensive than the market average, because we seek to sell at a price capable of funding the cost we incur to hedge or reinsure our risks.

We use a macro approach to hedging that covers the entire equity risk in the US business, including all exposure to GMDB and GMWB guarantees. Within this macro approach we make use of the natural offsets that exist between the variable annuity guarantees and the fixed index annuity book, and then use a combination of OTC options and futures to hedge the residual risk, allowing for significant market shocks and limiting the amount of capital we are putting at risk. The hedging programme also covers the fees on variable annuity guarantees.

Jackson hedges the economics of its products rather than the accounting result. Accordingly, while its hedges are effective on an economics basis, due to different accounting treatment for the hedges and some of the underlying hedged items, the reported income effect is more volatile. For Jackson's variable annuities guaranteed benefits and related hedges, while there has been some volatility of results in 2008 and 2009, there has been a small cumulative net operating loss of £7 million over the 24 month period, reflecting the overall effectiveness of the hedging programme.

ii Interest rate risk

Interest rate risk arises primarily from Prudential's investments in long-term debt and fixed income securities. Interest rate risk also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates.

Interest rates primarily impact our Asia, US and UK with-profits businesses. Following the sale of the agency-based business in Taiwan, the exposure to interest rate risk in Asia has significantly reduced. The remaining risk in the region relates mostly to guarantees on traditional shareholder-backed life products and asset-liability mismatches, driven by limited availability of long-term assets in some territories. This exposure is monitored and managed carefully on an ongoing basis, for example by setting clear limits on duration risk set in the investment guidelines. We have a range of risk mitigation options available that would help to reduce the exposure to interest rate movements.

In the US there is interest rate risk across the portfolio. We manage fixed annuity interest rate exposure through a combination of interest rate swaps and interest rate options, to protect capital against rates rising quickly, and through the contractual ability to reset crediting rates annually.

In the UK the investment policy for the shareholder-backed annuity business is to match the cash flow from investments with the annuity payments. As a result, assets and liabilities are closely matched by duration. The impact of any residual cash flow mismatching can be adversely affected by changes in interest rates, therefore the mismatching position is regularly monitored.

iii Foreign exchange risk

Prudential principally operates in the UK, the US, and in 13 countries in Asia. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in pounds sterling.

41

Business review > Risk and capital management > continued

We do not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group’s business and meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders’ interest, this exposure is hedged if it is economically optimal to do so. Currency borrowings, swaps and other derivatives are used to manage exposures.

b Credit risk

Debt portfolio

Our debt portfolio on an IFRS basis was £101.8 billion at 31 December 2009. £45.6 billion of these assets backed shareholder business, of which 93 per cent were investment grade, compared to 96 per cent at 31 December 2008. This change was a result of downgrades, largely occurring in March and April, with the pace of downgrade significantly slowing thereafter. Sovereign debt backing shareholder business represented 11 per cent of the portfolio, or £4.9 billion at 31 December 2009, 67 per cent of this was AAA and 91 per cent investment grade. Eurozone sovereign exposures backing shareholder business were £3.1 billion at 31 December 2009, 98 per cent of these were AAA rated. Of the remaining 2 per cent, the highest exposure was in respect of Italy (£55 million) and Spain (£1 million) whilst there was no exposure to Greece, Portugal or Ireland.

Asia

Asia’s debt portfolio totalled £10.0 billion at 31 December. Of this, approximately 75 per cent was invested in unit-linked and with-profits funds with minimal shareholders’ risk. The remaining 25 per cent is shareholder exposure and is invested predominantly (79 per cent) in investment grade bonds. For Asia, the portfolio has performed very well, and did not experience any default losses in 2009.

UK

The UK’s debt portfolio on an IFRS basis is £67.8 billion as at 31 December 2009, including £42.3 billion within the UK with-profits fund. Shareholders’ risk exposure to the with-profits fund is limited as the solvency is protected by the large inherited estate. Outside the with-profits fund there is £6.4 billion in unit linked funds where the shareholders’ risk is limited, with the remaining £19.0 billion backing the shareholders’ annuity business and other non-linked business (of which 78 per cent is rated AAA to A, 19 per cent BBB and three per cent non-investment grade).

On a statutory (Pillar 1) basis we have held prudent credit reserves within the UK shareholder annuity funds of £1.6 billion to allow for future credit risk. For Prudential Retirement Income Limited (PRIL) this allowance is set at 71bps at 31 December 2009 (2008: 80bps). This now represents 41 per cent of the portfolio spread over swaps compared to 31 per cent as at 30 June 2009 and 25 per cent as at 31 December 2008. A low level of new defaults (£11 million) were reported on the debt portfolio held by the UK shareholder backed annuity business in 2009.

During the second half of 2009 we materially reduced our holdings in subordinated financial debt backing our annuity business, which has improved the overall credit quality of our bond portfolios. This has resulted in gross losses of £254 million on shareholder-backed business and £80 million on policyholder backed business. On a Pillar I basis these losses have been fully offset by a reduction in long-term default reserves of £180 million shareholder/£31 million policyholder that arose as a result of the improvement in the quality of our remaining bond portfolios and a further £74 million shareholder/£49 million policyholder release of short-term default reserves which were allocated to the assets sold. On an IFRS basis, the gross costs less the reduction in long-term and short-term default reserves resulted in an overall pre-tax operating loss of £51 million shareholder/£32 million policyholder.

US

The most significant area of exposure to credit risk for the shareholders is Jackson in the US. At 31 December 2009 Jackson’s fixed income portfolio totalling £22.8 billion, comprised £16.5 billion Corporate Debt, £2.1 billion of Commercial Mortgage Backed Securities (CMBS), £3.3 billion of Residential Mortgage Backed Securities (RMBS) and £0.9 billion of other instruments.

The US Corporate Debt portfolio of £16.5 billion is 94 per cent investment grade. Concentration risk is low, with the top ten holdings accounting for less than seven per cent of the portfolio. The non-investment grade portfolio is also well diversified with an average holding of £8 million. Our largest sector exposures in the investment grade portfolio are Utilities and Energy both at 15 per cent. We actively manage the portfolio and will sell exposures as events dictate.

Within the RMBS portfolio of £3.3 billion, the agency guaranteed portion is 60 per cent. Another 21 per cent of the portfolio is non-agency prime and Alt-A investments with pre-2006/2007 vintages, where experience has been much more positive than later vintages. Our exposure to the 2006/2007 vintages totals £466 million of which £373 million is invested in the senior part of the capital structure, thereby significantly reducing the risk of defaults and the magnitude of loss if a shortfall does occur. The actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS is only £93 million. The total RMBS portfolio has an average fair value price of 78 cents in the dollar.

The CMBS £2.1 billion portfolio is performing strongly, with 46 per cent of the portfolio rated AAA and less than 1 per cent rated below investment grade. The entire portfolio has an average credit enhancement level of 30 per cent. This level provides significant protection, since it means the bond has to incur a 30 per cent loss, net of recoveries, before we are at risk.

In Jackson total amounts charged to profits relating to debt securities was £631 million (2008: £624 million). This is net of recoveries/reversals recognised in the year of £5 million (2008: £3 million).

In 2009, Jackson’s total defaults were less than £1 million (2008: £78 million). In addition, as part of our active management of the book, we incurred net losses of £6 million (2008: £130 million) on the sale of impaired bonds.

IFRS write-downs excluding defaults for the year were £630 million compared to £419 million in 2008. Of this amount £509 million (2008: £167 million) was in respect of RMBS securities.

42 Prudential plc>Annual Report 2009

The impairment process reflects a rigorous review of every single bond and security in our portfolio. The accounting requires us to book full mark-to-market losses on impaired securities through our income statement. However we would expect only a proportion of these losses eventually to turn into defaults, and some of the impaired securities to recover in price over time.

In considering potential future losses for Jackson, it is essential to examine the key components of the debt portfolio. As at

31 December 2009, 93 per cent of Jackson’s total debt portfolio of £22.8 billion consisted of investment grade securities and seven per cent were non-investment grade.

Asset management

The debt portfolio of the Group’s asset management operations of £1.2 billion principally comprises £1.1 billion related to Prudential Capital operations. Of this amount, debt securities of £1.1 billion were rated AAA to A- by S&P or Aaa by Moody’s.

Loans

Of the total Group loans of £8.8 billion at 31 December 2009, £6.9 billion are held by shareholder-backed operations comprising of £4.5 billion commercial mortgage loans and £2.4 billion of other loans.

Of this total held by shareholder-backed operations, the Asian insurance operations held £0.4 billion of other loans, the majority of which are commercial loans held by the Malaysian operation that are investment graded by two local rating agencies. The US insurance operations held £4.3 billion of loans, comprising £3.8 billion of commercial mortgage loans, all of which are collateralised by properties, and £0.5 billion of policy loans. The US commercial mortgage loan portfolio does not include any single-family residential mortgage loans and therefore is not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The UK insurance operations held £0.8 billion of loans, the majority of which are mortgage loans collateralised by properties.

The balance of the total shareholder loans amounts to £1.4 billion and relates to bridging loan finance managed by Prudential Capital. The bridging loan assets generally have no external credit ratings available, with internal ratings prepared by the Group’s asset management operations as part of the risk management process, with the majority being rated BBB+ to BBB-.

Unrealised credit losses in the US

Jackson’s net unrealised position moved from a loss of £2,897 million at 31 December 2008 to a net gain of £4 million at 31 December 2009 as the markets rebounded from the historically wide spreads at the end of 2008. The gross unrealised loss position moved from £3,178 million at 31 December 2008 to £966 million at 31 December 2009. Gross unrealised losses on securities priced at less than 80 per cent of face value totalled £594 million at 31 December 2009 compared to £1.9 billion at 31 December 2008.

c Insurance risk

The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. In common with other industry players, the profitability of our businesses depends on a mix of factors including mortality and morbidity trends, persistency, investment performance, unit cost of administration and new business acquisition expenses. We continue to conduct rigorous research into longevity risk using data from our substantial annuitant portfolio. Prudential’s persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Where appropriate, allowance is also made for the relationship – either assumed or historically observed – between persistency and investment returns, and for the resulting additional risk.

d Liquidity risk

The holding company has significant internal sources of liquidity which are sufficient to meet all of our expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.1 billion of undrawn committed facilities, of which, in February 2009, we renewed £1.4 billion of the undrawn syndicated committed banking facility for a further three years. We also have two £100 million undrawn bilateral committed banking facilities expiring in 2011 and 2012, with the balance being an annually renewable £500 million committed securities lending facility. In addition the Group has access to liquidity via the debt capital markets, which was demonstrated most recently through the two hybrid instruments, £400 million of Lower Tier 2 debt issued in May, US$750 million (approximately £455 million) of Innovative Tier 1 debt issued in July and a £250 million senior 3-year MTN issued in January 2010. Liquidity is also assessed at business unit level under base case and stressed assumptions. The liquidity resources available have been assessed to be sufficient under both sets of assumptions.

2 Non-financial risk

Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses. We process a large number of complex transactions across numerous and diverse products, and are subject to a number of different legal and regulatory, including tax, regimes. We also have a significant number of third-party relationships that are important to the distribution and processing of our products, both as market counterparties and as business partners.

We use the qualitative and quantitative analysis of operational risk exposures material to the Group to support business decisions, to inform overall levels of capital held and to assess the adequacy of the corporate insurance programme.

BUSINESS REVIEW

Business review > Risk and capital management > continued

Capital management

Regulatory capital (IGD)

Prudential is subject to the capital adequacy requirements of the European Union (EU) Insurance Groups Directive (IGD) as implemented by the Financial Services Authority (FSA) in the UK. The IGD capital adequacy requirements involves aggregating surplus capital held in our regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is permitted under this approach.

Our capital position has been further strengthened during 2009, driven by our prudent but proactive risk management. Our IGD capital surplus is estimated at £3.4 billion at 31 December 2009 (before allowing for the 2009 final dividend) giving an estimated solvency ratio of 270 per cent. This compares to a surplus at 31 December 2008 (before allowing for the 2008 final dividend) of £1.5 billion and a solvency ratio of 152 per cent. The positive movement of £1.9 billion during 2009 mainly comprises:

• Net capital generation mainly through operating earnings (in-force releases less investment in new business) of £1.1 billion

• The impact of the sale of our agency distribution business in Taiwan of £0.8 billion

• Hybrid debt issues in May and July 2009, totalling £0.9 billion

• Additional recognition of £0.4 billion of surplus in respect of part of the shareholders’ interest in the future transfers from the PAC with-profit fund, recognition of £0.2 billion of future profits in the UK and Hong Kong and other intra-group capital efficiencies of £0.3 billion.

Offset by:

• Final 2008 dividends, net of scrip, of £0.2 billion and interim 2009 dividends, net of scrip, of £0.1 billion

• External financing costs and other central costs of £0.6 billion

• Credit related impairments and default losses in the US of £0.4 billion

• Impacts arising from regulatory changes of £0.2 billion

• Foreign exchange movements of £0.3 billion.

We have strengthened our IGD capital position in challenging markets. We continue to have further options available to us to manage available and required capital. These could take the form of either increasing available capital (for example, through financial reinsurance or debt issuance) or reducing required capital (for example, through the level and the mix of new business, notably by maintaining pricing discipline and through the use of other risk mitigation strategies such as hedging and reinsurance).

In addition to this strong capital position, the total credit reserve for the UK shareholder annuity funds, which protects our capital position in excess of the IGD surplus, has been strengthened to £1.6 billion (from £1.5 billion at 30 September 2009). This reserve is equivalent to 71 bps per annum over the lifetime of the assets.

During the severe equity market conditions experienced in the first quarter of 2009 the Group entered into exceptional overlay short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programmes. The hedge contracts have expired and have not been renewed.

Stress testing

As at 31 December 2009, the impact of an instantaneous 20 per cent fall in equity markets levels (which is equivalent to the worst historic daily fall in the S&P index), would reduce IGD surplus by £150 million. Were equity markets to fall by more than 20 per cent, we believe that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which we would be able to put into place mitigating management actions. For example, we have estimated that the impact (net of mitigating management actions) of an additional 20 per cent fall in equity markets over a four week period following an instantaneous 20 per cent fall would be an estimated reduction in the IGD surplus of a further £350 million.

In summary, the findings of our stress testing and sensitivity analysis, which are part of the continual process of assessing the resilience of the Group’s IGD capital position to withstand significant further deterioration in market conditions include:

• An instantaneous 20 per cent fall in equity markets from 31 December 2009 levels would reduce IGD surplus by £150 million.

• A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the IGD surplus by £500 million.

• A 150bps reduction (subject to a floor of zero) in interest rates from 31 December 2009 would reduce the IGD surplus by £400 million.

• Credit defaults of ten times the expected level would have an impact of £550 million in excess of the annual reserve release.

We believe that the results of these stress tests, together with our Group’s strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, demonstrate that we are in a position to withstand possible significant further deterioration in market conditions.

We also use an economic capital assessment to monitor our capital requirements across the Group, allowing for realistic diversification benefits and continue to maintain a strong position. This assessment provides valuable insights into our risk profile.

Solvency II

The European Union (EU) is developing a new solvency framework for insurance companies, referred to as ‘Solvency II’. The Solvency II Directive, which sets out the new solvency framework for insurers in the European Union, was formally approved by the Economic and Financial Affairs Council in November 2009. The new approach is based on the concept of three pillars – minimum capital requirements, supervisory review of firms’ assessments of risk, and enhanced disclosure requirements.

44 Prudential plc>Annual Report 2009

Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment (ORSA) which will be used by the Regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

A key aspect of Solvency II is that the assessment of risks and capital requirements will be aligned more closely with economic capital methodologies. Companies may be allowed to make use of internal economic capital models if approved by the local regulator.

The European Commission has already initiated the process of developing the detailed rules that complement the high-level principles in the Directive, referred to as ‘implementing measures’. These are subject to a consultation process that is not expected to be finalised until late 2011.

In particular, the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS) published a number of consultation papers in 2009 covering advice to the European Commission on the implementing measures but there remains significant uncertainty regarding the outcome from this process. Prudential is actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Chief Risk Officer and Chief Financial Officer Fora, together with the Association of British Insurers (ABI) and the Comité Européen des Assurances (CEA).

Many of the issues being actively debated have received considerable focus both within the industry and from national bodies. However, the application of Solvency II to international groups is still unclear and there remains a risk of inconsistent application, which may place Prudential at a competitive disadvantage to other European and non-European financial services groups. There is also a risk that the effect of the measures finally adopted could be adverse for the Group including potentially a significant increase in the capital required to support the UK annuity business.

Having assessed the high-level requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is being coordinated by Group Head Office to achieve consistency in the understanding and application of the requirements.

Over the coming months we will be progressing our implementation plans further and remaining in regular contact with the FSA as we prepare for the initial stage of the approval process for the internal model.

Capital allocation

Prudential’s approach to capital allocation takes into account a range of factors, especially risk adjusted returns on capital, the impact of alternative capital measurement bases (accounting, regulatory, economic and ratings agency assessments), tax efficiency, and wider strategic objectives.

We optimise capital allocation across the Group by using a consistent set of capital performance metrics across all business units to ensure meaningful comparison. Capital utilisation, return on capital and new business value creation are measured at a product level. The use of these capital performance metrics is embedded into our decision-making processes for product design and product pricing.

Our capital performance metrics are based on economic capital, which provides a view of our capital requirements across the Group, allowing for realistic diversification benefits. Economic capital also provides valuable insights into our risk profile and is used both for risk measurement and capital management.

Risk mitigation and hedging

We manage our actual risk profile against our tolerance of risk. To do this, we maintain risk registers that include details of the risks we have identified and of the controls and mitigating actions we employ in managing them. Any mitigation strategies involving large transactions – such as a material derivative transaction – are subject to review at Group level before implementation.

We use a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to limit insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

BUSINESS REVIEW

Business unit review > Insurance operations > Asia

INSURANCE OPERATIONS ASIA

Asia is home to 60 per cent of the world’s population and, given its impressive economic transformation over the last few years, the region now has an increasingly significant role in the global economy. This is translating into the rapid emergence of an increasingly urbanised and wealthy mass affluent sector that generates outstanding growth potential in retail financial services as people look to protect their financial well being and manage their savings in more sophisticated and efficient ways.

The word ‘Asia’ is used extensively and broadly to describe what is, in fact, a highly diverse region of the world. This diversity exhibits itself in myriad ways: culture, religion, politics, wealth and distribution of wealth and not least language. Furthermore, within the financial services sector there are complex legal and regulatory environments which vary materially by country. These are important considerations for any business with aspirations to develop businesses in Asia. While there are undoubtedly commonalities and opportunities for synergy across the region, a ‘one size fits all’ approach will generally produce suboptimal results. Prudential’s understanding of Asian diversity, as well as our own diversity in terms of geographic presence, distribution channels and product continue to be key factors in the success of our life insurance and asset management businesses.

The concept that Asian economies are decoupling from Western economies is a point for continued debate, but external indicators suggest that Asia is recovering more quickly from the recent global financial crisis. Sound fundamentals coupled with aggressive stimuli have enabled most Asian economies to outperform the developed Western markets over the course of 2009. So long as inflation remains under control, we expect the Asian central banks are likely to resist currency appreciation and maintain low interest rates. We anticipate that capital flows into Asia should increase as Asia’s GDP growth continues to outpace the rest of the world.

Barry Stowe

Chief Executive

Prudential Corporation Asia

46 Prudential plc>Annual Report 2009

Asia

	AER[8]			CER[8]	
	2009 £m	2008 £m	Change %	2008 £m	Change %
APE sales	1,261	1,216	4	1,350	(7)
NBP	713	634	12	711	–
NBP margin (% APE)	57%	52%		53%	
NBP margin (% PVNBP)	11.4%	9.7%		9.7%	
Total EEV basis operating profit*	1,105	1,213	(9)	1,379	(20)
Total IFRS operating profit*	416	257	62	290	43

*Operating profit from long-term operations excluding asset management operations, development costs, Asia regional head office expenses and the sold Taiwan agency business.

BUSINESS REVIEW

Market overview

Asia's life insurance industry saw a sharp decline in new business premiums during the first half of 2009 with investment linked and single premium products particularly impacted. However, balance sheets have generally remained robust and there have been no significant failures of insurance companies in the region.

Overall the competitive landscape for the life sector in Asia has remained fairly static, except for Taiwan where issues regarding the valuation of back books with high guaranteed interest rates have caused some European players to re-evaluate their strategies. Prudential ceased the distribution of life insurance through tied agents in Taiwan in 2009 with the transfer of its agents and sale of their associated back book to China Life (Taiwan). A number of smaller regional players with subscale operations are also reported to be considering exits. Prudential acquired UOB Life in Singapore and entered into a long-term strategic partnership with UOB. Through this partnership Prudential's life insurance products will be distributed through UOB's 414 bank branches across Singapore, Indonesia and Thailand. On 15 February 2010 Prudential suspended writing new business in Japan but will continue to manage its existing in-force book. This suspension does not affect the Prudential Group's asset management business in Japan.

The region's life insurance regulators are generally inherently conservative and have watched the collapse of purportedly sophisticated Western models of risk and capital management in the banking sector with interest. They are under pressure to ensure these 'mis-steps' are not replicated in their markets and so although regulators have been raising standards for quality of sales advice, product transparency and service for several years, this emphasis has generally increased post-crisis. Prudential views any measures taken to improve standards and enhance the reputation of the industry positively as we believe we already manage our businesses to a market-leading standard.

Initiatives in 2009

The over-arching objective for Prudential in Asia is to continue building profitable scale. The strategic priorities articulated in December 2006 were expanding distribution and improving productivity together with continuing product innovation with a focus on retirement, health and protection segments. These remain relevant in the current environment and are being actively pursued. While a key measure of success is market out performance in terms of new business growth, we have continued our disciplined approach to growth and do not pursue volume for its own sake. Profitability and return on capital are fundamental to this discipline.

The key components of our strategy include agency distribution scale and productivity. During 2009 total agent numbers at 410,000 remained roughly in line with 2008's 413,000. Underlying this small decrease is a reduction of 41,000 non-productive agents in India as that agency force undergoes a period of consolidation and focus on productivity following the rapid branch expansion of prior years. Elsewhere in the region we added a total of 38,000 agents representing growth of 30 per cent over 2008. Throughout 2009 agent activity remained around 2008 levels, a testament to the resilience of this distribution channel in a difficult environment. However, average premiums per policy declined as the proportion of sales derived from health and protection products increased (while these products have high new business margins, they tend to have lower average premiums). More recently the trend for average premiums per case reflects a return to 2008's pre-crisis levels.

The over-arching objective for Prudential in Asia is to continue building profitable scale.

Prudential is one of the pioneers in partnership distribution in Asia. Our unique model includes locating Prudential employed and managed sales people, known as Financial Service Consultants (FSC), in key branches of our bank distribution partners. Despite challenging market conditions, FSC sales for 2009 totalled £181 million, representing an increase of 26 per cent over 2008. Prudential has distribution relationships with over 75 institutions across Asia including Standard Chartered Bank, E.Sun Bank and our joint venture partners ICICI in India and CITIC in China. On 6 January 2010 we announced an important distribution agreement with UOB Group covering Singapore, Indonesia and Thailand.

Note
See page 25.

47

Business unit review > Insurance operations > Asia > continued

Our focus on health and protection products has been particularly successful in a number of respects. Health and protection products are important for the customers who buy them and the distributors who sell them. The proportion of health and protection products in our total APE mix increased to 29 per cent in 2009, up from 24 per cent in 2008. Higher average new business margins for health business translated into solid returns for shareholders, and health products accounted for over 50 per cent of the total new business profit generated in 2009. Prudential was honoured as Asia Pacific’s Health Insurer of Year in 2009 by Frost and Sullivan.

Health and protection products are important for the customers who buy them and the distributors who sell them.

Prudential currently insures over 10 million life insurance customers in Asia. While we continue to focus aggressively on the acquisition of new customers given the generally low penetration rates, we are equally focused on strengthening and deepening our relationships with our existing customers. We are developing advanced data mining and profiling capabilities which provide us with a better understanding of which customers need which products and when. Around 40 per cent of new business came from existing customers in 2009 (excluding India), up from 25 per cent in 2008. Our customer retention rate was 90 per cent in 2009, a one per cent improvement over 2008.

Financial performance

Although some challenges remain in the Asian economies, there are encouraging signs that the recovery is well underway. Importantly, consumer confidence is returning to the retail financial services sector. Prudential had its highest ever quarter in terms of new business volumes during the fourth quarter of 2009 at £415 million up 42 per cent and 45 per cent from the third quarter of 2009 and the equivalent quarter in 2008 respectively, driven by a continued improvement in sentiment. Full year new business results of £1,261 million represent a growth rate of 4 per cent over 2008.

Agency remains our largest distribution channel, accounting for 63 per cent of new business, in line with 2008. Distribution through bank partnerships account for 24 per cent of new business, up from 22 per cent in 2008. The proportion of higher margin regular premium business in the mix grew to 93 per cent compared to 89 per cent in 2008. It is important to note that while market conditions did drive down single premium volumes in 2009 the single premiums sales total for 2008 included exceptional volumes of Central Provident Fund (CPF) related business in Singapore. Volumes of unit-linked business in 2009 were suppressed due to consumer concerns over capital markets, but nevertheless these products remain the single largest element of our product mix at 41 per cent of total APE for full year 2009 compared to 55 per cent in 2008. As noted earlier, the proportion of higher margin health and protection products has increased to 29 per cent for 2009, up from 24 per cent in 2008.

We have maintained strict pricing and value disciplines and have not succumbed to the temptation to drive sales results with low margin products. New business market share statistics for full year 2009 are not yet available but based on our estimates and market intelligence we expect to have retained our top three positions in seven out of our 11 life markets.

Average new business profit margins have increased from 52 per cent for 2008 to 57 per cent for 2009. The major drivers of this increase are a shift in average country mix where we have seen lower proportions of new business from the lower margin markets of Korea and India and the positive impact of the shift in product mix towards higher margin health and protection products. Total new business profits of £713 million are up 12 per cent over 2008. Despite the unforeseen and very challenging environment, we have exceeded the target we set in December 2006 of doubling 2005 new business profits by 2009 by £39 million.

As reported at the interims, during the first half of 2009 we did see a deterioration of persistency, principally in Korea, and we reported adverse assumption changes and experience variances to reflect this. During the second half of 2009, the situation has improved as a result of management actions and an improvement in market conditions. During the second half only an additional £47 million of assumption changes and experience variances relating to persistency were incurred, resulting in a full year charge of £154 million. Overall assumption changes and experience variances for 2009 netted out at a charge of £97 million, representing an improvement from the charge of £124 million reported at the half year. Given the scale of the EV shareholder funds of the long-term business at £5.8 billion, these experience variances and assumption changes remain small. The contribution to in-force earnings arising from the unwind of the discount rate and other operating investment returns amounted to £489 million, up 20 per cent on prior year, reflecting the growing scale of the business.

Prudential Asia Life reported record IFRS profits of £416 million for 2009, an increase of 62 per cent over 2008. This includes the impact of reserve releases in Malaysia following the introduction of RBC of £63 million. Excluding this one-off, the growth rate for IFRS profit was 37 per cent. Aside from Japan and Taiwan where we are working through fundamental changes in our business models and except for Thailand that made a small loss, all our life operations are generating IFRS profits. Our life insurance joint venture with ICICI in India generated its first IFRS profit since the inception of the business in 2001.

Prudential Asia Life reported record IFRS profits of £416 million for 2009, an increase of 62 per cent over 2008.

New business strain on the IFRS basis is 6.2 per cent of APE compared to 8.0 per cent reported in 2008. The main driver is change in country mix with lower proportions of new business from India and Korea. IFRS profits from the in-force book of £494 million are 22 per cent ahead of 2008 excluding the impact of the reserve release in Malaysia.

We continue to manage our investment in new business, focusing on value creation. New business written in the period has an average internal rate of return (IRR) in excess of 20 per cent and an average pay back period of three years.

The Asian Life Businesses remain net remitters of cash to the Group at £80 million.

48 Prudential plc>Annual Report 2009

Asia: our extensive agency network

The scale and reach of our Asia franchise is unparalleled, with top three market share positions in seven fast-growing markets.

Our growth across Asia is fuelled by our extensive tied agency force of 410,000 sales professionals.

Many of our agents today are young female graduates and successful entrepreneurs in their own right. Dedicated and highly trained, our agents have the knowledge and commitment to help our customers meet their savings, protection and investment needs at every life stage.

Looking at individual countries

In China, new business volumes for 2009 of £45 million are up 18 per cent on 2008 principally driven by bancassurance. CITIC-Prudential remains one of the leading foreign joint ventures and we continue to pursue our strategy of quality sales and sustainable value creation rather than chasing short-term volumes. China is a critically important strategic market for Prudential.

Hong Kong delivered an exceptionally strong fourth quarter of £91 million of new business volumes, up 65 per cent on the third quarter of 2009 and up 98 per cent on the equivalent quarter of last year. This was driven by continuing improvements in agency productivity along with strong recovery of the bank channel. Full year new business for Hong Kong was £241 million, up 18 per cent over 2008. Prudential remains amongst the top three positions in Hong Kong based on new business premium market share and is the only top player with distribution channel diversity.

Following a slow start to 2009, given the impacts of the market turbulence on customer confidence in India, ICICI-Prudential has seen an encouraging resurgence in new business volumes during the fourth quarter. Prudential’s fourth quarter new business volumes of £52 million (reflecting our 26 per cent ownership) is up 30 per cent on the third quarter. Agency recruitment has slowed as our branch expansion programme has now been successfully completed. The proportion of business derived from bank distribution continues to increase and now stands at 30 per cent for 2009 compared to 25 per cent for 2008. The operation remains India’s leading private sector life insurer.

Growth in Indonesia remains on track with the fourth quarter of £64 million of new business volumes up 49 per cent on the third quarter of 2009 and up 36 per cent on the equivalent quarter of last year. Full year new business in Indonesia of £190 million represented an increase of 8 per cent on 2008. Agency manpower continues to be the main driver of growth with over 20,000 new agents added during the year. Takaful linked products remain a significant contributor at 25 per cent of the new business mix. Prudential is the market leader in Indonesia in the life insurance industry.

As seen earlier during 2009, the market in Korea remains very challenging and although the crisis has impacted results, a key contributor to the 44 per cent decline in new business volumes in the year to £122 million is our unwillingness to compete in the low margin, high capital guaranteed products sector.

Our traditional and takaful businesses in Malaysia had a record 2009 with fourth quarter volumes of £62 million, nearly double the third quarter and 72 per cent higher than the equivalent quarter of 2008. Agency momentum in terms of recruitment and productivity are key drivers of the results, but there was also a significant uptake due to a recovery in the local capital markets during the fourth quarter. Full year new business volumes for 2009 of £146 million is an impressive 43 per cent increase over 2008. Although comprehensive market statistics are unavailable we believe we are one of the leading life insurers in Malaysia.

Singapore also had a very strong finish to 2009 closing the year with new business volumes up 14 per cent at £128 million. Fourth quarter new business sales of £48 million were up 66 per cent on the third quarter and 85 per cent higher than the equivalent quarter of last year. Improved sentiment, plus increases in agency productivity and new non-participating products drove this very strong result. We anticipate holding our market leading position in Singapore.

Following our exit from the agency channel in 2009, Taiwan is now successfully focused on bank distribution principally with partners E.Sun and Standard Chartered Bank. New business volumes of £107 million for the year are up a significant 84 per cent on prior year from this channel and Taiwan remains a material contributor to Asia’s results.

Vietnam delivered a very strong result in 2009, up 36 per cent on prior year, driven by improvements in agency productivity. Although small, both Philippines and Thailand delivered reasonable results given the challenging market conditions. As announced on 15 January, PCA Life Japan has suspended writing new business.

BUSINESS REVIEW

Business unit review > Insurance operations > United States

INSURANCE OPERATIONS UNITED STATES

The United States is the world’s largest retirement savings market, and is continuing to grow rapidly. As 78 million baby boomers1 reach retirement age, their retirement assets will shift from asset accumulation to income distribution. There are already US$2 trillion of assets generating retirement income in the US – and this amount is forecast to rise to some US$7 trillion by 2029.2

During 2009, the US financial services industry continued to face an array of challenges. After the S&P 500 index fell to a 12-year low in March, it rebounded and ended the year up 23.5 per cent (compared to a 38.5 per cent decline in 2008). Governmental interest rates increased but remained at historic lows, and rating agencies downgraded the financial strength ratings of many of the largest US insurance companies.

Further uncertainty arose early in the year as several companies scaled back their product offerings due to capital constraints which, combined with the financial strength downgrades, caused consumers to question the long-term financial stability of product providers. At the same time, tightening credit spreads and the rally in equity markets throughout the last nine months of the year created more favourable market conditions for the sale of variable annuities. These developments in the annuity market provided a competitive advantage to companies with strong financial strength ratings and a relatively consistent product set.

Prudential’s US business, Jackson, benefited significantly from this flight to quality in the US annuity market. Our strategy continues to target increasing volumes in variable annuities in line with the goal of capital preservation. As Jackson focused on optimising the balance between new business profits and capital consumption, no institutional sales were made during the full year of 2009.

Clark Manning

President and Chief Executive Officer

Jackson National Life Insurance Company

Notes

1 Source: US Census Bureau

2 Source: Tiburon Strategic Advisers, LLC

50 Prudential plc>Annual Report 2009

United States

	AER[6]			CER[6]	
	2009 £m	2008 £m	Change %	2008 £m	Change %
APE sales	912	716	27	846	8
NBP	664	293	127	347	91
NBP margin (% APE)	73%	41%		41%	
NBP margin (% PVNBP)	7.3%	4.1%		4.1%	
Total EEV basis operating profit*	1,233	586	110	693	78
Total IFRS operating profit*	459	406	13	480	(4)

*Based on longer-term investment returns and excludes broker-dealer, fund management and Curian

BUSINESS REVIEW

Initiatives in 2009

Distribution

The success in the marketplace of Prudential's US business, Jackson, continues to be driven by our industry-leading distribution organisation and product innovation, coupled with our sound evaluation of product economics. Our long-term goals for Jackson include the continued and profitable expansion of our share of the US annuities and retail asset management markets, which we plan to achieve by building on our advantaged position in the advice-based distribution channels. Ongoing profitable growth in Jackson's share of the US annuities market largely depends on the continued enhancement and expansion of our existing product offering, increased penetration of existing distribution channels and entry into new distribution channels, as well as opportunistic inorganic growth.

The success in the marketplace of Prudential's US business, Jackson, continues to be driven by our industry-leading distribution organisation and product innovation, coupled with our sound evaluation of product economics.

The annuity industry is consolidating to the strongest players, and this consolidation has contributed to a substantial increase in Jackson's distribution relationships. We have experienced a large influx of new advisers this year, increasing our licensed agent and registered representative count by more than 30,000 to 117,453, which has driven significant increases in market share for Jackson, particularly in variable annuities. Jackson signed a distribution agreement with Merrill Lynch, which began selling Jackson products in late 2009.

Many baby boomers are increasingly seeking advice to help them recover the losses suffered during the crisis. With strong growth in our distribution relationships in advice-based channels, Jackson is well positioned to benefit from this trend.

Innovation

Innovation in product design and speed to market continue to be key drivers of Jackson's competitiveness in the variable annuity market. High-quality and cost-effective technology has allowed Jackson to offer a comprehensive product portfolio that can be customised to meet the needs of individual customers. We offer products on an unbundled basis, enabling customers to select those benefits that meet their unique financial requirements and to pay only for those benefits they truly desire. In our view, leveraging this advantage is a more sustainable long-term strategy than competing on price – Jackson will not sacrifice product economics for a short-term increase in market share.

During 2009, Jackson maintained its track record of continued product innovation by enhancing our variable annuity product line by offering a bonus variable annuity and six new portfolio investment options. We also continued to modify our Guaranteed Minimum Withdrawal Benefits (GMWBs).

Customer service

The significant increase in new business in 2009, following the difficult market conditions in 2008, resulted in higher call volume to our service centres. Despite this increased workload, we continued to demonstrate the ability to service investors' and advisers' needs accurately and efficiently, by once again earning recognition as a World Class service provider in the Service Quality Measurement Group's (SQM) latest benchmarking study of North American service centres. Historically, only 5 per cent of service centres receive World Class designation, but 2009 marked the fifth year that Jackson has achieved World Class status. We also earned SQM's 'Highest Customer Satisfaction by Industry' award for having the highest rate of customer satisfaction in the financial services industry. During 2009, Jackson created a series of educational presentations and materials designed to address the concerns that advisers were facing in such a challenging economic environment. In Financial Research Corporation's 2009 Advisor Insight study, Jackson ranked number one in overall adviser satisfaction with marketing effectiveness.

Note
See page 25.

51

Business unit review > Insurance operations > United States > continued

Financial performance

Jackson delivered record APE sales in 2009 of £912 million, representing a 27 per cent increase over 2008 at actual exchange rates. It was also the highest level of total sales in the company’s history even though we sold no institutional products. The strong momentum seen in the first half of the year continued, as second half sales of £5.1 billion were 34 per cent higher than the first half of 2009 and 64 per cent higher than the second half of 2008. We have maintained our pricing discipline and continued to write business at very attractive Internal Rates on Return in excess of 20 per cent and with payback periods of two years.

Jackson ranked 4th in total annuity sales with a market share of 5.3 per cent in the first nine months of 2009, up from 11th and a market share of 4.0 per cent for 20083.

Variable annuity APE sales of £639 million in 2009 were 83 per cent higher than 2008 at actual exchange rates and the highest level of variable annuity sales in the company’s history. Jackson’s strong variable annuity sales performance was due primarily to the equity market rally that began in the second quarter of 2009, the relative consistency of Jackson’s product offering and continued disruptions among some of our major competitors. Jackson ranked 4th nationally in new variable annuity sales during the first three quarters of 2009, with a market share of 7.3 per cent, up from 12th with a market share of 4.3 per cent at the end of 20084. During the first nine months of 2009, the latest period for which statistics are available, Jackson ranked second in variable annuity net flows and experienced the lowest level of outflows, as a percentage of variable annuity inflows, in the industry4.

Fixed index annuity (FIA) APE sales of £143 million in 2009 were up 186 per cent over 2008. Sales in the fourth quarter of £378 million were 111 per cent higher than the same quarter in 2008. Industry FIA sales have increased due to higher customer demand for products which offer guaranteed rates of return with additional upside potential linked to stock market index performance. Additionally, Jackson’s FIA sales have benefited from the company’s consistent financial strength ratings and further disruptions among some of the top FIA sellers. Jackson ranked fifth in sales of FIAs during the first three quarters of 2009, with a market share of 7.1 per cent, up from 9th with a market share of 3.5 per cent at the end of 20085.

Jackson’s strategy of containing fixed annuity volumes to achieve capital preservation resulted in APE sales of £105 million, 39 per cent lower than 2008. Sales in the fourth quarter of £212 million were 51 per cent higher than the third quarter of 2009 and 64 per cent lower than the fourth quarter of 2008.

Total retail annuity net flows of £5.0 billion for 2009 represent a 115 per cent increase on the same period in 2008 at actual exchange rates, reflecting the impacts of record sales and continued low levels of surrender activity.

EEV basis new business profits of £664 million were 127 per cent higher than in 2008, reflecting a 27 per cent increase in APE sales and a significant shift in the mix of business toward variable annuities. Total new business margin was 73 per cent, significantly higher than the 41 per cent achieved in 2008.

New business spread assumptions have increased for some products as a result of decreases in crediting rates on new business, which were lowered in an effort to reduce sales and conserve capital. Such high spreads are unusual and tied to the unique economic environment.

The variable annuity new business margin increased from 43 per cent in 2008 to 81 per cent in 2009, arising from updated assumptions, revised benefits and higher take-up rates on the higher margin guaranteed withdrawal benefits.

The FIA new business margin decreased slightly from 53 per cent in 2008 to 51 per cent in 2009, as a result of the increased risk discount rate more than offsetting increased assumptions.

The fixed annuity new business margin increased from 37 per cent to 57 per cent, as a result of wider spread assumptions offset to some extent by an increase in the risk discount rate.

Total EEV basis operating profit for the long-term business in 2009 was £1,233 million, compared to £586 million in 2008.

There was no new institutional business as Jackson restricted sales in this business line in order to conserve and direct capital to higher margin variable annuity business.

Total EEV basis operating profit for the long-term business in 2009 was £1,233 million, compared to £586 million in 2008. In-force EEV profits of £569 million were 94 per cent higher than the 2008 profit of £293 million, reflecting both the greater contribution to earnings from the unwind of the discount rate and the beneficial impact of updating the assumption relating to GMWB utilisation rates to reflect recent experience studies.

Notes

3 Source: LIMRA

4 Source: Morningstar

5 Source: Advantage Group Associates, Inc

52 Prudential plc>Annual Report 2009

Jackson becomes a top five annuity provider

Our outstanding performance in the US is driven by our success in meeting the needs of the baby-boomer generation – the 78 million Americans now approaching retirement and looking to turn their retirement savings into income.

During 2009, a period of unprecedented financial turmoil, savers began to seek greater certainty. Jackson was quick to respond through offering a comprehensive product portfolio that could be customised to meet the needs of individual customers.

As a result, Jackson moved from eleventh in total annuity sales to become a top-five provider, while simultaneously achieving a dramatic increase in margins.

IFRS operating profit for the long-term business was £459 million in 2009, up 13 per cent over the £406 million in 2008. The expected charge from the negative accounting effect of rising equity markets and interest rates on derivative instruments supporting Jackson’s variable annuity business has been more than offset by the absence of the accelerated DAC amortisation experienced in 2008 and the effect of movements in exchange rates. Since Jackson hedges the economics of the product rather than the accounting result, there will naturally be some volatility in the reported results due to equity market and interest rate movements. As evidence of the effectiveness of Jackson’s hedging programme, over the cumulative 24 month period of 2008 and 2009, which included a historic decline and partial recovery of equity markets as well as significant interest rate movements, Jackson’s variable annuity guaranteed benefits and related hedges resulted in a net operating loss of £7 million.

At 31 December 2009, Jackson had more than £55 billion in total assets, including £21 billion in separate account assets.

In 2009 Jackson recorded impairment write-downs and credit related losses on debt securities net of recoveries of £631 million (2008: £624 million), of which £499 million (2008: £167 million) arose on residential mortgage-backed securities.

Gross unrealised losses moved from £3,178 million at 31 December 2008 to £966 million at 31 December 2009 as the markets rebounded from the historically wide spreads at the end of 2008. The net unrealised position moved from an unrealised loss of £2,897 million at 31 December 2008 to a net unrealised gain of £4 million at 31 December 2009.

Jackson’s statutory basis total adjusted capital of £2.5 billion is more than eight times the regulatory required risk-based capital at the authorised control level. This equates to a RBC percentage in excess of 400 per cent. The Michigan Insurance Commissioner granted Jackson a permitted practice that allowed Jackson to carry interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. The effect of this permitted practice was to increase statutory total adjusted capital by £117 million at 31 December 2009.

BUSINESS REVIEW

Business unit review > Insurance operations > United Kingdom

INSURANCE OPERATIONS UNITED KINGDOM

Prudential UK continues to focus on realising value from the opportunities created by the increasing need for retirement solutions. Prudential UK competes in selected areas of the UK’s retirement savings and income markets where it believes that it can generate attractive returns from capital employed. In line with the Group’s strategy, the business continues to place great emphasis on the disciplined deployment of capital to seize opportunities that play to the core strengths of the business and this focus enabled us to deliver a strong relative performance in 2009.

In 2009, Prudential UK performed strongly against a challenging background of difficult capital and equity markets and widespread economic uncertainty which led to consumers looking for greater certainty and security through trusted and financially strong brands. We believe that the business has a unique combination of competitive advantages including our longevity experience, multi-asset investment capabilities, strong brand and financial strength, which help put Prudential UK in a strong position to generate attractive returns across its businesses.

The UK is characterised by an ageing population and the concentration of wealth in the mass affluent and high net worth sectors – a combination that positions the retirement and near-retirement segment as the fastest-growing in the marketplace. Low savings rates and high levels of consumer debt, coupled with an increasing shift in responsibility for providing retirement income away from Government and employers towards individuals, have resulted in individuals in the UK being inadequately provided for during increasingly long periods of retirement.

Rob Devey

Chief Executive

Prudential UK and Europe

54 Prudential plc>Annual Report 2009

United Kingdom

	AER[8]			CER[8]	
	2009 £m	2008 £m	Change %	2008 £m	Change %
APE sales	723	947	(24)	947	(24)
NBP	230	273	(16)	273	(16)
NBP margin (% APE)	32%	29%		29%	
NBP margin (% PVNBP)	3.9%	3.4%		3.4%	
Total EEV basis operating profit	921	1,081	(15)	1,081	(15)
Total IFRS operating profit	657	589	12	589	12

BUSINESS REVIEW

Initiatives in 2009

Maintaining leadership position in individual annuities

Prudential UK has a significant pipeline of internal vestings into its annuity business from maturing individual and corporate pension policies, which is expected to remain strong at least over the next ten years. This is supplemented by strategic partnerships with third parties where Prudential UK is the recommended annuity provider for customers vesting their pensions at retirement. Prudential UK is one of the largest annuity providers in the UK market, with approximately 1.5 million annuities in payment. Looking ahead, the UK annuities market is expected to grow in the near-term, and Prudential UK believes it is well-positioned to maintain a significant share of this market.

Sales of individual annuities of APE £219 million were 22 per cent lower than 2008. Sales of external annuities of £83 million were down 31 per cent year-on-year as Prudential UK continued to actively manage the flow of external business to reduce capital consumption. For internal vestings, although rates remained robust, sales were impacted by a reduction of eight per cent in average case sizes as a result of depressed asset values and by customers choosing to delay their retirement to allow asset values to recover. As a result, internal vestings sales fell by 15 per cent. However, the year-on-year decline is also explained by the fact that vestings were stronger than usual in the last quarter of 2008.

In the first quarter of 2009, Prudential UK launched a new Income Choice Annuity which allows customers to choose an income between a defined maximum and minimum level, with the option of re-setting this every two years. It also provides an opportunity for pension income to grow because the product is backed by Prudential's strong with-profits fund.

Building on our multi-asset capabilities and expertise

Prudential UK's with-profits business performed particularly strongly during 2009, showing once again that with-profits, when invested in an actively managed, and financially strong fund like Prudential's, continues to be an attractive medium to long-term investment, offering strong annualised returns compared with other investment options. Prudential UK with-profits fund has delivered investment returns of 66.3 per cent over ten years compared with the FTSE All-Share Index (total return) of 17.7 per cent over the same period.

Sales of with-profits bonds of APE £132 million were up 35 per cent on 2008. This strong sales growth reflects the attractiveness of Prudential's with-profits offering, including in particular PruFund, in which over £1.3 billion has been invested across Prudential UK retail savings' product range in the last 12 months. In 2009, Prudential UK extended further the PruFund range of investments with the launch of the PruFund Cautious series to sit alongside the PruFund Growth series within the on-shore bond wrapper. Approximately £300 million has been invested in PruFund Cautious since it was launched in the second half of the year.

Customers have invested over £1.3 billion in PruFund across Prudential UK's retail savings product range in the last 12 months.

Individual pensions sales (including income drawdown) of APE £55 million were 20 per cent higher than 2008. Sales of the Flexible Retirement Plan, Prudential UK's individual pension product with customer agreed remuneration, continued to grow with sales in 2009 of APE £21 million up 90 per cent. Sales of the income drawdown product of APE £9 million were 13 per cent higher than 2008. Sales were boosted by the launch of PruFund and PruSelect as fund options in the second half of 2008.

Note
See page 25.

55

Business unit review > Insurance operations > United Kingdom > continued

Growing other income streams

Prudential UK has a joint venture with Discovery which uses the Prudential brand and Discovery’s expertise to build branded distribution and innovative product offerings in the private healthcare and protection markets. Since its launch, PruHealth has established itself in the marketplace, and it now has more than 200,000 customers insured. PruProtect continues to grow sales strongly following the re-launch of its product range and improved distribution model in November 2008. APE Sales of £14 million were achieved in 2009, an increase of 311 per cent over 2008.

Strengthening our distribution capabilities

The business increased its field sales-force with an additional 13 regional sales units and the focus is to continue developing deeper and better relationships with key accounts and through partnership arrangements. Prudential UK was successful in gaining over 50 new panel positions across our 24 key accounts in 2009, meaning that its products are now even more widely available to intermediaries than before.

A strong focus on delivering improvements in customer service

Prudential UK’s focus on delivering improved levels of customer service was recognised in 2009 through the award of two Five-Star awards at the Financial Adviser Service Awards in the Life & Pensions and Investments categories. These awards were achieved shortly before Prudential was named ‘Best Annuity Provider’ at the 2010 Professional Adviser Awards.

Maintaining our disciplined approach to pricing and capital usage

In the Wholesale markets, Prudential UK’s aim is to participate selectively in bulk and back-book buyouts using the Group’s financial strength, superior investment track record and annuitant mortality risk assessment capabilities. There continues to be a pipeline of potential wholesale deals, but maintaining a strict focus on value means that Prudential UK will only participate in transactions that meet its strict return on capital requirements. As a result, 2009 APE sales of £4 million were significantly lower than 2008.

Within corporate pensions, Prudential UK intends to continue to focus principally on the opportunities from the substantial existing Defined Contribution book of business as well as providing Additional Voluntary Contribution arrangements to the public sector. During an extremely challenging 2009 for Prudential UK’s corporate clients and the whole industry, Prudential UK’s revenues from existing schemes and underlying sales were broadly in line with 2008 after excluding one-off items in both 2008 and 2009. With the inclusion of one-off items sales of £210 million were 16 per cent lower than in 2008.

In November, Prudential UK announced the decision to close its equity release operation to new business. For this product, a significant cash expense is incurred up front in acquiring new business and the payback period on capital employed is long. Prudential UK management concluded that this is not sustainable and that cash and capital can be deployed more effectively across other parts of the business. Prudential UK’s existing lifetime mortgage customers are unaffected by this decision.

Financial performance

Market conditions remained challenging in 2009, with ABI statistics data showing a 23 per cent fall in the retail sales market in the twelve months to September. As explained above, Prudential UK continued to maintain a strict focus on the disciplined use of capital and pricing to achieve its return on capital targets. Against this background, Retail APE sales of £717 million were down 11 per cent on 2008. Total UK APE sales of £723 million were down 24 per cent on last year, although the 2008 figure included a large bulk annuity transaction which has not been repeated in 2009, due to the unavailability of transactions which met Prudential’s return criteria.

The UK business continues to focus rigorously on balancing writing new business with cash and capital preservation while generating attractive returns on capital employed.

This disciplined pricing approach led to lower sales of individual annuities and corporate pensions. In addition, sales of other product lines, such as offshore bonds, were impacted by the continued market volatility. These reductions in sales were partially offset by the continued strength of Prudential UK’s with-profits offering, in particular PruFund.

Lower sales resulted in total EEV new business profits falling by 16 per cent to £230 million, but the underlying new business margin improved from 29 per cent to 32 per cent. This improvement was mainly due to the strong margins achieved on shareholder-backed annuity business. The £43 million reduction in the total EEV new business profit compared with 2008 was mainly due to the large bulk deals written in 2008 which were not repeated in 2009. Retail EEV new business profits at £223 million were in line with 2008 (£226 million).

56 Prudential plc>Annual Report 2009

UK: a trusted retirement brand

In the UK, our 162-year heritage, financial strength and trusted retirement brand provide a robust platform for outperformance, generating capital and cash for investment in growth opportunities worldwide.

These core strengths have made us one of the UK’s largest providers of individual annuities, with approximately 1.5 million annuities in payment. With the UK annuities market set for near-term growth, we are well-placed to maintain a substantial share of this market, supported by ongoing innovation such as the new Income Choice Annuity we launched in 2009.

EEV total operating profit based on longer-term investment returns of £921 million was down 15 per cent on 2008. This was mainly due to the £118 million benefit arising in 2008 from rebalancing the credit portfolio that supports the shareholder-backed annuity business compared with £22 million in 2009. The 2009 in-force operating result includes £588 million from the unwind of the discount rate on the value in-force business which is three per cent higher than 2008.

Prudential UK continues to manage actively the retention of the in-force book. During 2009, the experience at an aggregate level has been in line with long-term assumptions.

IFRS total operating profits were up 12 per cent at £657 million. The increase was mainly due to the superior returns achieved on shareholder-backed annuity business, which were £194 million higher than 2008, partly offset by a £114 million reduction in IFRS profits attributable to the with-profits business. This decrease was primarily due to bonus rate reductions in the February 2009 bonus declaration. Commission received on Prudential-branded General Insurance products contributed £51 million to IFRS operating profits in 2009, 16 per cent higher than 2008. This increase was due to the substantial advance commissions received on the transfer of the business to Churchill in 2002 being fully amortised in March 2008, so that commissions earned are now received in full.

Prudential UK writes with-profits annuity, with-profits bond and with-profits corporate pensions business in its life fund, with other products backed by shareholder capital. The weighted average post-tax IRR on the shareholder capital allocated to new business growth in the UK was in excess of 15 per cent. The average free surplus undiscounted payback period for shareholder-backed business written in 2009 was five years.

The business has also continued to make good progress against its cost reduction plans. As previously announced, the first phase of the Prudential UK cost reduction programme delivered savings of £115 million per annum, with a further £60 million per annum of savings expected to be delivered by the end of 2010 through the agreement with Capita, which commenced in April 2008. The remaining £20 million per annum is expected to be generated from across the rest of the UK business by the end of 2010. By the end of 2009, a total of £156 million per annum of savings had been delivered and Prudential UK expects that it will have achieved its total cost savings target of £195 million per annum by the end of 2010.

Over time, the Capita contract is expected to result in the migration of approximately seven million in-force policies from a number of Prudential legacy IT systems to two Capita proprietary platforms, significantly enhancing operational performance and efficiencies. The first migration from a legacy system to a Capita platform was completed during 2009.

BUSINESS REVIEW

Business unit review > Asset management > M&G

ASSET MANAGEMENT M&G

Global

The Group’s asset management businesses provide value to the insurance businesses within the Group by delivering sustained superior performance. They are also important profit generators in their own right, having low capital requirements and generating significant cash flow for the Group.

We believe that our asset management businesses are well placed to capitalise on their leading market positions and strong track records in investment performance to deliver net flows and profit growth as well as strategically diversifying the Group’s investment propositions in retail financial services markets that are increasingly favouring greater product transparency, greater cross-border opportunities and more open-architecture investment platforms. Wholesale profit streams are also growing.

The Group’s asset management businesses operate different models and under different brands tailored to their markets and strengths. However, they continue to work together by managing money for each other with clear regional specialism, distributing each others’ products and sharing knowledge and expertise, such as credit research.

Each business and its performance in 2009 is summarised on the following pages.

Michael McLintock

Chief Executive

M&G

58 Prudential plc>Annual Report 2009

M&G

	2009 £m	AER[8] 2008 £m	AER[8] Change %	CER[8] 2008 £m	CER[8] Change %
Net investment flows	13,478	3,407	296	3,407	296
Revenue	457	455	–	455	–
Other income	13	25	(48)	25	(48)
Staff costs	(205)	(184)	(11)	(184)	(11)
Other costs	(100)	(111)	10	(111)	10
Underlying profit before Performance-related Fees	165	185	(11)	185	(11)
Performance-related fees	12	43	(72)	43	(72)
Operating profit from asset management operations	177	228	(22)	228	(22)
Operating profit from Prudential Capital	61	58	5	58	5
Total IFRS operating profit	238	286	(17)	286	(17)
Funds Under Management (FUM) (£ billion)	174	141	23	141	23

Note: See page 25.

BUSINESS REVIEW

M&G comprises the M&G asset management business and Prudential Capital.

M&G's asset management business

M&G is an investment-led business which aims to deliver superior long-term performance for third-party clients and the internal funds of the Prudential Group.

Our strategy is to recruit and nurture leading investment talent. We seek to create an environment in which this talent will thrive and so deliver the level of returns that our clients expect of us.

As at 31 December 2009, M&G's total funds under management were £174 billion, including £70 billion of assets managed on behalf of third-party retail and institutional clients.

For all our clients, our goal is superior performance over the longer term.

In the retail market, we aim to offer high-performing funds which are managed from our London headquarters and distributed in the UK and across Europe, mainly through intermediaries. The diversity of our retail product range proved its worth in the recent market turmoil, as investors bought both our equity and fixed income funds.

In the institutional market, we provide third-party clients such as pension funds with a range of traditional and specialist investment strategies, some of which have originally been developed for the Prudential internal funds.

For all clients, our goal is superior performance over the longer term. In the three years to December 2009, 38 per cent of M&G's retail funds delivered top-quartile investment performance[1]. Over the same period, 89 per cent of M&G's active institutional funds delivered returns ahead of their benchmarks.

Sales performance

M&G had an exceptional year in 2009, delivering record net fund inflows of £13.5 billion. This 296 per cent year-on-year increase in net new business can be attributed largely to the excellent long-term performance of both our retail and institutional investment management teams.

M&G had an exceptional year in 2009, delivering record net fund inflows of £13.5 billion.

Gross fund inflows rose 54 per cent to £24.9 billion. These record inflows and the recovery of equity markets in the latter half of 2009 led to a 23 per cent increase in M&G's funds under management to a total of £174 billion. As at 31 December 2009, 40 per cent of M&G's funds under management were for third-party clients.

M&G's Retail Business has had a particularly strong year, seeing net inflows jump by 259 per cent over the year to £7.5 billion. Gross fund sales were up 50 per cent at £13.6 billion. Sales of our top-performing fixed income funds accounted for the lion's share of inflows for most of the year before investor appetite switched to our equity and property funds during the second half as sentiment turned more bullish.

The UK Retail Business had an especially good year, with net inflows rising by 216 per cent to £6.0 billion from £1.9 billion in 2008. This compared with total UK retail net sales of £25.8 billion for the year (source, IMA, 12 months to end of 2009).

Similarly, the Institutional Business attracted an exceptionally high level of net new business. Net inflows were £6.0 billion, a rise of 354 per cent on 2008. They included the award of a single fixed income mandate valued at £4 billion and £0.8 billion of net new money into our leveraged loan funds. Gross fund sales were up 59 per cent at £11.3 billion.

Net sales remained robust in the fourth quarter. The Retail Business attracted net new money of £1.8 billion, more than double the £0.7 billion taken in the same quarter in 2008. Gross Retail sales were £3.8 billion. The Institutional Business took £0.6 billion of net new business over the three months, compared with an outflow of £1.4 billion for the same period a year ago. Gross sales were 93 per cent higher year-on-year at £2.7 billion.

Note
1 Source: Morningstar.

59

Business unit review > Asset management > M&G > continued

M&G: record fund inflows

In 2009, M&G attracted record net and gross fund inflows, at £13.5 billion and £24.9 billion respectively. This outstanding achievement was the result of excellent long-term investment performance combined with a deeply-trusted brand and a high standard of client communications.

Total funds under management for both internal and third-party clients reached £174 billion by the end of 2009. M&G’s goal is to deliver the level of investment performance its clients expect by nurturing and retaining some of the best talent in the fund management industry.

Financial performance

The collapse in investor confidence in the autumn of 2008 and the subsequent economic turmoil had a limited impact on that year’s results, coming as it did late in the year. Market levels are the single most important determinant of our profits. The average level of the FT All Share Index during 2008 was 2,743. Despite the recovery in markets from March 2009 onwards, the average level of the FT All Share Index in 2009 was materially lower at 2,327.

Continuing excellent investment performance in a number of M&G’s flagship equity and bond funds gives grounds for confidence that M&G will continue to win a healthy share of new business.

It is in this context that M&G’s IFRS operating profits fell to £177 million, 22 per cent lower than the record profits achieved in 2008. However, if performance related fees, investment income, carried interest on private equity investments and costs associated with the long-term incentive plan are excluded, M&G’s operating profit would display an underlying growth of 14 per cent in 2009 (£182.0 million) over 2008 (£159.5 million).

M&G continues to provide capital efficient profits and cash generation for the Prudential Group, as well as strong investment returns on the long-term business funds. Return on capital of 76 per cent and cash remittances of £93 million in 2009 provided strong support for the Group’s corporate objectives.

Our cost/income ratio was 65 per cent in 2009, increasing from 60 per cent in 2008. The increase can largely be attributed to the reinstatement of costs associated with the long-term incentive plan (LTIP), as the medium-term outlook for the business improved in light of strong fund inflows and recovering market levels. M&G remains focused on cost control.

Outlook

The collapse in bank deposit rates to near-zero provided an exceptional backdrop to M&G’s sales performance in 2009 which will not be repeated in 2010. Net sales are expected to return to more normal levels this year. Nevertheless, continuing excellent investment performance in a number of M&G’s flagship equity and bond funds gives grounds for confidence that M&G will continue to win a healthy share of new business.

Prudential Capital

Prudential Capital manages Prudential’s balance sheet for profit by leveraging Prudential’s market position. This business has three strategic objectives: to operate a first-class wholesale and capital markets interface; to realise profitable proprietary opportunities within a tightly-controlled risk framework; and to provide professional treasury services to Prudential. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Group and its clients.

The business has consolidated its position in a period of difficult and volatile markets, focusing on liquidity across the Group, management of existing asset portfolio and conservative levels of new investment. Development of new product and infrastructure has continued, helping to maintain the dynamism and flexibility necessary to identify and realise opportunities for profit within acceptable risk parameters. Prudential Capital is committed to working closely with other business units across the Group to exploit opportunities and increase value creation for Prudential as a whole. In particular, Prudential Capital offers to the Group a holistic view on hedging strategy, liquidity and capital management.

Prudential Capital has a diversified earnings base derived from its portfolio of secured loans, debt investments and the provision of wholesale markets services. The business delivered a good financial result in 2009, considering prevailing market conditions. As a result of sustained revenue and maintaining a low cost/income ratio, IFRS operating profits increased by five per cent to £61 million, resulting in a cash remittance to the Group holding company of £82 million.

60 Prudential plc > Annual Report 2009

Business unit review > Asset management > Asia

Asia

	AER[0]			CER[0]	
	2009 £m	2008 £m	Change %	2008 £m	Change %
Net investment flows	**1,999**	855	134	1,044	91
Total IFRS operating profit	**55**	52	6	61	(10)
Funds Under Management (FUM) (£ billion)*	**19.5**	15.2	28	13.9	40

*Third-party customers

Note: See page 25.

BUSINESS REVIEW

Introduction

Prudential's asset management business in Asia manages investments for Prudential UK and the Asian life companies and has also successfully leveraged these investment capabilities to build a market leading third-party funds management business.

Initiatives in 2009

Investment performance is one of the key drivers of success for Asia Asset Management. In 2009, 64 per cent of its funds outperformed their peer benchmarks or were ranked within the top-two performance quartiles among peers[1].

Fund launches were curtailed during 2009 given the market conditions; however Asia Asset Management did successfully raise new funds in 2009 including £300 million (US$469 million) from a Qatar Fixed Maturity Plan Series in Dubai, £220 million (US$345 million) from an equity fund in China and £109 million (US$170 million) from a target return fund in India. A new innovation was the Brazil Fund, launched in Taiwan that raised £94 million (US$147 million).

Asia Asset Management has continued to build its retail distribution network across Asia. For example, in Japan, the business has successfully established distribution relationships with mega distributors.

In China, CITIC-Prudential was awarded the prized Qualified Domestic Institutional Investors (QDII) licence in 2009 and in Malaysia, Asia Asset Management launched Prudential Al-Wara as its new Islamic fund management subsidiary.

Financial performance

Asia Asset Management total funds under management as at 31 December 2009 is £42.4 billion and includes £4.2 billion of assets from the Group, £18.7 billion from Prudential Corporation Asia's life funds and £19.5 billion from third-party customers. Compared to 2008, the overall FUM increased by 22 per cent (excluding the FUM related to the sold Taiwan agency business).

Third party net inflows were £2 billion driven principally by money market funds in India with strong net equity inflows in Japan and the UAE being offset by net outflows of equity funds in Korea and fixed income funds in India.

IFRS profit from fund management is £55 million, up six per cent on the prior year. Lower management fees were more than offset by stringent cost control. The asset management business requires very little capital to support its growth and in 2009 it remitted a net £33 million to the Group holding company.

Note
1 Based on a blend of 1-year and 3-year performance.

61

Business unit review > Asset management > United States

US Asset Management

PPM America	AER[8] 2009 £m	AER[8] 2008 £m	AER[8] Change %	CER[8] 2008 £m	CER[8] Change %
Total IFRS operating profit	6	2	200	2	200

PPM America (PPMA) manages assets for Prudential's US, UK and Asian affiliates. PPMA also provides other affiliated and unaffiliated institutional clients with investment services including collateralised debt obligations (CDOs), private equity funds, institutional accounts, and mutual funds. PPMA's strategy is focused on managing existing assets effectively, maximising the benefits gleaned from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Prudential Group. PPMA also pursues third-party mandates on an opportunistic basis.

Financial performance

IFRS operating profit in 2009 was £6 million, up from £2 million in 2008, primarily due to performance driven income.

Year-end 2009 funds under management of £47 billion were as follows:

PPMA funds under management £bn

	Asia	US	UK	Total
Insurance	–	29	12	41
Unitised	4	–	1	5
CDOs	–	1	–	1
Total	4	30	13	47

US broker-dealer

Broker-dealer	AER[8] 2009 £m	AER[8] 2008 £m	AER[8] Change %	CER[8] 2008 £m	CER[8] Change %
Revenue	390	328	19	388	1
Costs	(386)	(320)	(21)	(378)	(2)
Total IFRS operating profit	4	8	(50)	10	(60)

National Planning Holdings (NPH) is Jackson's affiliated independent broker-dealer network. The business comprises four broker-dealer firms, including National Planning Corporation, SII Investments, INVEST Financial Corporation and Investment Centers of America.

The US broker-dealer business continued to grow through strong recruiting efforts. By utilising our high-quality, state-of-the-art technology, NPH's advisers receive the tools they need to operate their practices more efficiently. At the same time, through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, as well as receive valuable insights into the needs of financial advisers and their clients.

Financial performance

NPH generated record revenues of £390 million during the year, up from £328 million in 2008, on gross 2009 product sales of £9 billion. NPH's 2009 IFRS operating profit of £4 million declined from £8 million in 2008. NPH increased the number of registered advisers in the network by nearly 10 per cent to approximately 3,478 at the end of 2009.

Curian

Curian	AER[8] 2009 £m	AER[8] 2008 £m	AER[8] Change %	CER[8] 2008 £m	CER[8] Change %
Gross investment flows	796	591	35	699	14
Revenue	25	24	4	28	(11)
Costs	(31)	(27)	(15)	(32)	3
Total IFRS operating loss	(6)	(3)	(100)	(4)	(50)

Curian Capital, Jackson's registered investment adviser, provides innovative fee-based separately-managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson's access to advisers while also providing a complement to Jackson's core annuity product lines.

Financial performance

Curian's IFRS operating loss increased in 2009 due to the significant market disruption and lower average assets under management throughout the year. However, Curian's growth in deposits and assets under management rebounded in the second half of 2009. At the end of 2009, Curian had total assets under management of £2.3 billion, compared to £1.8 billion at the end of 2008. Curian generated deposits of £796 million in 2009, up 35 per cent on 2008. The increase in both deposits and assets under management were mainly due to the rally in the equity markets, with the S&P 500 index increasing 23.5 per cent during 2009, and several growth initiatives implemented by Curian throughout the year.

Note
See page 25.

62 Prudential plc Annual Report 2009

Business review > Other corporate information

Other corporate information

Products and drivers of insurance operations’ profits Overview of the Group’s principal activities

Prudential plc is the holding company of the Prudential Group. The principal activity of our subsidiary operations is the provision of financial services to individuals and businesses in Asia, the US and UK. We offer a wide range of retail financial products and services and asset management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investment schemes.

Asia

The life insurance products offered by Prudential Corporation Asia include with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies. To supplement our core life products we also offer health, disablement, critical illness and accident cover.

The primary focus in Asia is regular premium products that provide both savings and protection benefits.

In 2009, the new business profit mix in our Asian insurance business was derived 56 per cent (2008: 49 per cent) from health and protection products, 31 per cent (2008: 41 per cent) from unit-linked products and 13 per cent (2008: 10 per cent) from non-linked products.

Unit-linked products combine savings with protection, with the cash value of the policy depending on the value of the underlying unitised funds. Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating products offer savings with protection where the benefits are guaranteed or determined by a set of defined market-related parameters. Accident and health products provide mortality or morbidity benefits and include health, disablement, critical illness and accident cover. These products are commonly offered as supplements to main life policies, but can also be sold separately.

Policyholder and insurer share the profits from participating policies (typically in a 90:10 ratio) in the same way as with-profits business in the UK. With unit-linked products, shareholders receive the profits arising from managing the policy, its investments and the insurance risk. Policyholders within the underlying unitised fund receive investment gains. The profits from accident and health and non-participating products come from any surplus remaining after paying policy benefits.

Unit-linked products tend to have higher profits on the EEV basis of reporting than traditional non-linked products, as expenses and charges are better matched and solvency capital requirements are lower. At the end of 2009, we were offering unit-linked products in 11 of the 12 countries in Asia in which we operate, with the only exception being Thailand.

In Malaysia and Indonesia, Prudential also offers life insurance policies that are constructed to comply with Islamic principles otherwise known as Takaful. The main principles are policyholders co-operate amongst themselves for the common good, uncertainty is eliminated in respect of subscription and compensation and there is no investment in prohibited areas such as gambling or alcohol.

In addition to the life products described above, we offer mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong, Korea, Vietnam and China, thus enabling customers to participate in debt, equity and money market investments. We are also licensed in the United Arab Emirates. Prudential Corporation Asia earns a fee based on assets under management.

United States

Jackson’s product offerings include variable, fixed and fixed index annuities, as well as life insurance, and institutional products.

Annuities

Annuity products are long-term individual retirement products, which offer tax-deferred accumulation on the funds invested until proceeds are withdrawn from the policy.

Interest-sensitive fixed annuities are used for asset accumulation in retirement planning and for providing income in retirement and offer flexible payout options. The contract holder pays us a premium, which is credited to the contract holder’s account. Periodically, interest is credited to the contract holder’s account and administrative charges are deducted. The interest rate may be reset on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, the contract holder is paid either the amount in the contract holder account, or staggered payments in the form of an immediate annuity product – similar to a UK annuity in payment.

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Business review > Other corporate information > continued

Fixed annuity policies are subject to early surrender charges for the first six to nine years of the contract. In addition, the contract may be subject to a market value adjustment at the time of surrender. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Our profits on fixed annuities come primarily from the spread between the return earned on investments and the interest credited to the contract holder’s account (net of any surrender charges or market value adjustment) less expenses. Fixed annuities continue to be a profitable book of business, benefiting from favourable spread income in recent years. However, the continued low interest rate environment could have an impact on the fixed annuity portfolio as lower crediting rates could result in increased surrenders and lower sales as customers seek alternative investment opportunities. Alternatively, it is also the case that recent equity market volatility may have the effect of making customers more risk averse, and so they may view fixed annuities as an attractive alternative to variable annuities.

Fixed index annuities (formerly referred to as equity-indexed annuities) are similar to fixed annuities, in that the contract holder pays a premium that is credited to the contract holder’s account, and also in that interest is periodically credited to the contract holder’s account and administrative charges deducted, as appropriate. An annual minimum interest rate is guaranteed, although actual interest credited may be higher and is linked to an equity index over its indexed option period. Profit comes from the investment income earned and the fees charged on the contract, less the expenses incurred, which include the costs of the guarantees, and the interest credited to the contract. Fixed index annuities are subject to early surrender charges for the first five to twelve years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Fixed index annuities continue to be a profitable product, benefiting from favourable spread and the effective management of equity risk. The fixed index book provides natural offsetting equity exposure to the guarantees issued in connection with our variable annuity products, which allows for efficient hedging of the net equity exposure.

Variable annuities are tax-advantaged, deferred annuities where the rate of return depends upon the performance of the underlying portfolio, similar in principle to UK unit-linked products. They are also used for asset accumulation in retirement planning and to provide income in retirement. The contract holder can allocate the premiums between a variety of variable sub-accounts with a choice of fund managers and/or guaranteed fixed-rate options. As with a unit-linked fund, the contract holder’s premiums allocated to the variable accounts are held separately from Jackson’s general account assets. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investments. Variable annuity policies are subject to early surrender charges for the first four to seven years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson offers one variable annuity that has no surrender charges and also offers a choice of guaranteed benefit options within their variable annuity product portfolio, which customers can elect and pay for. These options include the guaranteed minimum death benefit (GMDB), which guarantees that, upon death of the annuitant, the contract holder or beneficiary receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the contract, or as the original premium accumulated at a fixed rate of interest. In addition, there are three other types of guarantee: guaranteed minimum withdrawal benefits (GMWB), guaranteed minimum accumulation benefits (GMAB) and guaranteed minimum income benefits (GMIB). Due to the lack of availability to economically reinsure or hedge new issues of GMIB, Jackson discontinued offering it in 2009.

GMWBs provide a guaranteed return of the principal invested by allowing for periodic withdrawals that are limited to a maximum percentage of the initial premium. One version of the GMWBs provides for a minimum annual withdrawal amount that is guaranteed for the contract holder’s life without annuitisation. GMABs generally provide a guarantee for a return of a certain amount of principal after a specified period. GMIBs provide for a minimum level of benefits upon annuitisation regardless of the value of the investments underlying the contract at the time of annuitisation. The GMIB is reinsured.

64 Prudential plc > Annual Report 2009

As the investment return on the separate account assets is attributed directly to the contract holders, Jackson’s profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of guarantees. In addition to being a profitable book of business in its own right, the variable annuity book also provides an opportunity to utilise the offsetting equity risk among various lines of business cost effectively to manage our equity exposure. It is believed that the internal management of equity risk, coupled with the use of external derivative instruments where necessary, continues to provide a cost-effective method of managing equity exposure. Profits in the variable annuity book of business will continue to be subject to the impact of market movements both on sales and allocations to the variable accounts and the effects of the economic hedging programme. While risk is hedged on an economic basis, the nature and duration of the hedging instruments, which are recorded at fair value through the income statement, will fluctuate and produce some accounting volatility. Management continue to believe that, on a long-term economic basis, the equity exposure remains well managed.

Life insurance

Jackson also sells several types of life insurance including term life, universal life and variable universal life. Term life provides protection for a defined period of time and a benefit that is payable to a designated beneficiary upon the insured’s death. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a life insurance policy that combines death benefit protection and the important tax advantages of life insurance with the long-term growth potential of professionally managed investments.

The Jackson life insurance book has also delivered consistent profitability, driven primarily by positive mortality and persistency experience.

Institutional products

Jackson’s institutional products division markets institutional products such as traditional Guaranteed Investment Contracts (GICs), Funding Agreements and Medium Term Note (MTN) funding agreements. The institutional product offerings also include Jackson’s funding agreements issued to the Federal Home Loan Bank. Institutional products are distributed directly to investors, through investment banks, or through funding agreement brokers.

Mutual funds

During 2007, Jackson launched a line of retail mutual funds as a complement to the broad product offering. Due to the significant disruption in the mutual fund market in the fourth quarter of 2008 and first quarter of 2009, Jackson determined that its line of retail mutual funds were subscale and, accordingly, exited this market and allocated the capital to the more profitable variable annuity market.

United Kingdom

In common with other UK long-term insurance companies, Prudential UK’s products are structured as either with-profits (or participating) products, or non-participating products including annuities in payment and unit-linked products. Depending on the structure, the level of shareholders’ interest in the value of policies and the related profit or loss varies.

With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Prudence Bond) or regular premium (for example, certain corporate pension products).

The primary with-profits sub-fund is part of The Prudential Assurance Company Limited (PAC)’s long-term fund. The return to shareholders on virtually all with-profits products is in the form of a statutory transfer to PAC shareholders’ funds. This is analogous to a dividend from PAC’s long-term fund, and is dependent upon the bonuses credited or declared on policies in that year. In this context, there are two types of bonuses – ‘regular’ and ‘final’. Regular bonuses are declared regularly, usually once a year, and are determined as a prudent proportion of the long-term expected future investment return on the underlying assets. Once credited, regular bonuses are guaranteed in accordance with the terms of the particular product. In contrast, ‘final’ bonuses are only guaranteed until the next bonus declaration, and are primarily determined on the actual smoothed investment return achieved over the life of the policy. Prudential’s with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies, while shareholders receive 10 per cent as a statutory transfer.

The Defined Charge Participating Sub-Fund (DCPSF) forms part of the PAC long-term fund. It is comprised of the accumulated investment content of premiums paid in respect of the defined charge participating with-profits business issued in France, the defined charge participating with-profits business reassured into PAC from Prudential International Assurance plc and Canada Life (Europe) Assurance Ltd and includes the portfolio of with-profit annuity policies acquired from Equitable Life in 2007. All profits in this fund accrue to policyholders in the DCPSF.

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Business review > Other corporate information > continued

The profits from almost all of the new non-participating business accrue solely to shareholders. Such business is written in the non-profit sub-fund within PAC's long-term fund, or in various shareholder-owned direct or indirect subsidiaries. The most significant of these is Prudential Retirement Income Limited (PRIL), which also writes all new immediate annuities arising from vesting deferred annuity policies in the with-profits sub-fund of PAC.

There is a substantial volume of in-force non-participating business in PAC's with-profits sub-fund and that fund's wholly owned subsidiary Prudential Annuities Limited (PAL), which is closed to new business. Profits from this business accrue to the with-profits sub-fund.

Analysis of long-term insurance pre-tax IFRS operating profit by driver

This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

(i) Investment spread – represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to policyholder accounts.

(ii) Asset management fees – represents profits driven by investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

(iii) Net expense margin – represents expenses charged to the profit and loss account (excluding those borne by the with-profits fund and those products where earnings are purely protection driven) including amounts relating to movements in deferred acquisition costs, net of any fees or premium loadings related to expenses. Jackson DAC amortisation (net of hedging effects), which is intended to be part of the expense margin, has been separately highlighted in the table below.

(iv) Insurance margin – represents profits derived from the insurance risks of mortality, morbidity and persistency including fees earned on variable annuity guarantees.

(v) With-profits business – represents shareholders' transfer from the with-profits fund in the period.

(vi) Other – represents a mixture of other income and expenses that are not directly allocated to the underlying drivers, including non-recurring items.

An analysis of Group pre-tax IFRS operating profit has also been provided and is based on the long-term insurance operation tables below with the following additions:

- The results of Group asset management operations have been included within asset management fees.
- UK general insurance commission of £51 million (2008: £44 million) has been included within the other income line.
- Group Head Office (GHO) expenses consist of other operating income and expenditure and UK restructuring costs.

IFRS operating profit

	2009			2008
	Long-term business £m	Non long-term business £m	Group total £m	£m
Investment spread	1,001	–	1,001	748
Asset management fees	458	297	755	751
Net expense margin	(388)	–	(388)	(389)
DAC amortisation (Jackson only)	(223)	–	(223)	(450)
Net insurance margin	472	–	472	308
With-profits business	310	–	310	425
Non-recurrent release of reserves for Malaysia Life operation	63	–	63	–
Other	(218)	51	(167)	178
GHO expenses	–	(418)	(418)	(288)
Total	1,475	(70)	1,405	1,283

66 Prudential plc · Annual Report 2009

Analysis of pre-tax IFRS profit by driver by long-term business unit

	2009 £m			
	Asia notes ii and iii	US	UK	Total
Investment spread	56	622	323	1,001
Asset management fees	80	324	54	458
Net expense margin	(65)	(227)	(96)	(388)
DAC amortisation (Jackson only)	–	(223)	–	(223)
Net insurance margin	253	178	41	472
With-profits business	29	–	281	310
Non-recurrent release of reserves for Malaysia Life operations	63	–	–	63
Other note i	(6)	(215)	3	(218)
Total	410	459	606	1,475

	2008 £m			
	Asia notes ii and iii	US	UK	Total
Investment spread	54	550	143	747
Asset management fees	54	292	57	403
Net expense margin	(79)	(192)	(114)	(385)
DAC amortisation (Jackson only)	–	(450)	–	(450)
Net insurance margin	198	122	(12)	308
With-profits business	30	–	395	425
Other note i	(26)	84	76	134
Total	231	406	545	1,182

Notes

i US 'other' comprises principally of hedging costs/profits before the allowance for VA guarantee fees included within net insurance margin, together with other one-off items. Asia 'other' includes development expenses of £6 million (2008: £26 million). UK 'other' in 2008 represents the benefits of a number of one off items.

ii Asian operations – analysis of operating profit by territory

Operating profit based on longer-term investment returns for Asian operations are analysed as follows:

	2009 £m	2008 £m
China	4	(3)
Hong Kong	48	33
India	12	(6)
Indonesia	102	55
Japan	(18)	3
Korea	6	12
Malaysia		
– underlying results	65	46
– exceptional credit for Malaysia operations	63	–
Philippines	2	5
Singapore	112	83
Taiwan bancassurance business note iii	(7)	(4)
Thailand	(1)	(2)
Vietnam	30	37
Prudential Services Asia	(2)	(2)
Total insurance operations	416	257
Development expenses	(6)	(26)
Total long-term business operating profit	410	231

The result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	2009 £m	2008 £m
New business strain	(78)	(97)
Business in force	494	354
Total	416	257

The strain represents the aggregate of the pre-tax regulatory basis strain to net worth and IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

iii Sale of Taiwan agency business

In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan agency business for which the sale process was completed in June 2009 are included separately within the analysis of operating profit.

BUSINESS REVIEW

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Business review > Other corporate information > continued

Description of EEV basis reporting

Prudential’s results are prepared on two accounting bases – the supplementary EEV basis, and the IFRS basis for the financial statements. Over the life of any given product, the total profit recognised will be the same under either the IFRS or the EEV basis. However, the two methods recognise the emergence of that profit in different ways, with profits emerging earlier under the EEV basis than under IFRS. This section explains how EEV differs from IFRS and why it is used.

In broad terms, IFRS profits for long-term business reflect the aggregate of statutory transfers from UK-style with-profits funds and profit on a traditional accounting basis for other long-term business. By their nature, the products sold by the life insurance industry are long-term, as insurance companies commit to service these products for many years into the future. The profit on these insurance sales is generated over this long-term period. In our view, the result under IFRS does not properly reflect the inherent value of these future profits, as it focuses instead on the amounts accruing to shareholders in the current year.

In May 2004 the CFO Forum, representing the Chief Financial Officers of 19 European insurers, published the European Embedded Value Principles (expanded by the Additional Guidance of EEV Disclosures published in October 2005), that provide consistent definitions, a framework for setting actuarial assumptions, and a more explicit approach to the underlying methodology and disclosures. So for example:

• The allowance for risk is explicit for EEV through: (i) an allowance for the cost of capital (at the higher of economic capital and the local statutory minimum) (ii) stochastic or other appropriate modelling of financial options and guarantees to ensure that an allowance for their cost is irrespective of their value at the balance sheet date, and (iii) an explicit allowance in the risk discount rate for financial and non-financial risks;

• EEV specifically allows for the look-through into profits arising in shareholder service companies, most notably the profit arising in investment management companies from managing the insurance companies funds for covered business;

• There are extensive disclosures required for EEV on all aspects of the calculations, including the methodology adopted and the analysis of return.

It is thought that the EEV basis not only provides a good indication of the value being added by management in a given accounting period, but also helps demonstrate whether shareholder capital is being deployed to best effect. Indeed insurance companies in many countries use comparable bases of accounting for management purposes.

The EEV basis is a value-based method of reporting in that it reflects the change in value of the business over the accounting period. This value is called the shareholders’ funds on the EEV basis which, at a given point in time, is the value of future profits expected to arise from the current book of long-term insurance business plus the net worth of the company. In determining these expected profits, full allowance is made for the risks attached to their emergence and the associated cost of capital, and takes into account recent experience in assessing likely future persistency, mortality and expenses.

The change in value is typically analysed into the following components:

• the value added from new business sold during the year;

• the change in value from existing business already in place at the start of the year;

• short-term fluctuations in investment returns;

• change in economic assumptions;

• change in the time value of cost of options and guarantees and economic assumption changes;

• other items (for example, profit from other Group operations, tax, foreign exchange, exceptional items); and

• dividends.

The value added from new business – defined as the present value of the future profits arising from new business written in the year –is a key metric used in the management of our business. The change in value of business in force at the start of the year demonstrates how the existing book is being managed. Together, these metrics provide management and shareholders with valuable information about the underlying development of the Group’s business and the success or otherwise of management actions.

EEV basis results are prepared by first of all setting ‘best estimate’ assumptions, by product, for all relevant factors including expenses, surrender levels and mortality. Economic assumptions as to future investment returns and inflation are generally based on a combination of market data and long-term assumptions. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the risks associated with the cash flows. The risk discount rate is determined by adding a risk margin to the appropriate risk free rate of return. The actual outcome may differ from that projected, in which case the effect will be reflected in the experience variances for that year.

The assumptions used for the EEV basis of accounting are set out in the notes that accompany the supplementary EEV basis information. An indication of the sensitivity of the results to changes in key assumptions is also provided within that information.

The publication of the EEV Principles represented a significant step towards the harmonisation of embedded value reporting in Europe. However, even with these principles and the accompanying guidance, a divergence of approaches between companies has emerged in practice. In June 2008, in an effort to improve still further the consistency and transparency of embedded value reporting, the CFO Forum published the Market Consistent Embedded Value (MCEV) Principles. However, the MCEV Principles were designed during a period of relatively stable market conditions and their application could, in the current turbulent markets, lead to misleading results. In December 2008, the CFO Forum announced that it intended to conduct a review of the impact of turbulent market conditions on the MCEV Principles, the result of which may lead to changes in the published Principles or the issue of additional guidance. In May 2009, the CFO Forum announced that it had decided to perform further work to seek to improve the consistency in the adjustments made for liquidity premium and volatilities. In light of these developments, mandatory MCEV reporting was deferred for member firms until 2011. In October 2009, the CFO Forum announced changes to the MCEV Principles to allow the inclusion of a liquidity premium. The changes to the Principles were high level, with little detail included on how the liquidity premium should be determined or which products it should be applied to. The CFO Forum is currently conducting further work in these areas.

68 Prudential plc > Annual Report 2009

Business review > Corporate responsibility review

Corporate responsibility review

Harvey McGrath, Chairman, Prudential plc is the Board sponsor for corporate responsibility (CR).

CR is a philosophy that is firmly embedded in Prudential’s operations around the world as an integral part of the way we do business.

We strive to minimise the social, ethical and environmental impact of our activities and to maximise the opportunities. We recognise the importance of engaging with our stakeholders and responding to their concerns. To do this we maintain a regular dialogue and conduct periodic research on the issues that matter most to them. In 2009, financial institutions came under continued scrutiny as a result of the market turmoil. Insurance companies are, however, fundamentally different from banks because we invest in assets for the long-term. During the financial turmoil we played a significant role to help stabilise the market by providing liquidity during difficult times to the benefit of the whole economy.

Insurance companies have a unique role in society by helping people manage uncertainty and plan for a more secure future. In this way, our commercial value is linked to the social value of what we offer to our customers.

Our approach to CR is underpinned by our founding values of integrity, security and prudence. Throughout our 160-year history we have been committed to helping our customers safeguard their financial security and protect their families. This, together with our contribution to the well-being of the communities in which we operate, is as strong today as it has always been.

CR framework

In late 2008, we enhanced our CR framework to further drive sustainability performance, provide greater focus to our programmes and activities, and to enable a more consistent approach to our reporting. We frame our CR activities around five core themes:

1 Fair and transparent products meeting customer needs

2 Best people for the best performing business

3 Protecting the environment

4 Supporting local communities

5 Accountability and governance

While the Group sets the overall strategy for CR, our framework gives our businesses the flexibility to implement programmes that best meet their local markets. This recognises that our people on the ground are closest to their customers, and their communities, and know best how to meet their needs and expectations.

Fair and transparent products meeting customer needs

Understanding and responding to our customers’ needs is at the heart of our business. It is something we have been doing for over 160 years.

Today, we have significant operations in Asia, the US and the UK. We serve over 15 million customers in Asia, we have nearly 2.8 million policies and contracts in force across the US, in the UK we have approximately seven million customers through Prudential UK, and our asset management business, M&G, serves retail and institutional investors, including 350,000 private investors.

Responding to customers’ needs

We are committed to listening to our customers and understanding their individual needs so that we can help them make well-informed decisions. The demographics of our geographies, and our areas of expertise, mean the profiles of our customers and our products vary across our operations.

For example, in Asia, we have broadened our accident and health protection product portfolio, recognising the importance customers place in healthcare for their extended family. By offering effective, economical solutions, we give our customers peace of mind. Our offering in this product suite includes innovative solutions such as our first-in-market Multiple Claims Critical Illness products that allow customers to make up to three claims. Another example of our commitment to provide local products meeting local needs was the launch in 2009 of our Shariah-compliant Islamic fund management business in Malaysia, Prudential Al-Wara’ Asset Management Berhad.

In the US, there are approximately 78 million people who will move from the workforce into retirement during the next decade. Jackson, our US business, is focused on understanding and meeting customers’ post-retirement needs. During 2009, a period of unprecedented financial turmoil, savers began to seek greater certainty. Jackson was quick to respond through making its variable annuity products more widely available. It also provided customers with the flexibility to select, and only pay for, those benefits that met their unique financial requirements. During 2009, Jackson also introduced a bespoke educational series for advisors to help them respond to customer concerns about the impact of the economic climate on their savings and income.

Our five corporate responsibility themes

1 Fair and transparent products meeting customer needs

2 Best people for the best performing business

3 Protecting the environment

4 Supporting local communities

5 Accountability and governance

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Business review > Corporate responsibility review > continued

The UK is characterised by an ageing population. Low savings rates and high levels of consumer debt, coupled with an increasing shift in responsibility for providing retirement income away from government and employers towards individuals, have resulted in people being inadequately provided for during increasingly long periods of retirement. As a result, there is a growing need for financial advice and financial products, including guarantees and longevity protection.

Prudential UK is helping to bridge this gap, principally through our core annuities, pensions and investment products where we can maximise the advantage we have in offering with-profits and other multi-asset investment funds. We are the largest annuity provider in the UK with approximately 1.5 million annuities in payment. In addition, our with-profits offering is among the strongest in the industry, with our With-Profits fund consistently outperforming the market for our long-term investors and providing them with attractive returns compared with many other investment options. It also protects investors from the full impact of volatile market conditions while giving them the confidence of knowing that their savings are invested in a financially strong and well-managed fund.

At M&G, our UK and European asset manager, we believe in offering clients straightforward products together with clear and balanced information, helping them make the right investment decisions for their needs. At M&G, our strategy is to invest in companies and not just chase share prices. We are informed shareholders, not traders, which means taking a long-term approach to investment opportunities and, provided our investment case remains intact, maintaining our conviction in the companies we hold.

In response to the significant reduction in bank lending in 2009, M&G created the M&G UK Companies Financing Fund. This fund seeks to offer valuable finance to medium to large-sized (mid cap) companies and has attracted some £1.6 billion in commitments from clients.

A number of our customer-focused initiatives deliver wider benefits across other areas of our CR agenda. For example, in the US, Jackson’s customer e-delivery strategy – via its new website – is providing customers with information ‘on-demand’, while also helping to protect the environment by conserving resources and generating cost savings for our business.

Clearly, it is in our own interest to understand and respond to ongoing demographic change as it enables us to tailor our products and services more effectively. However, we also take a leading role in efforts to understand the implications of these changes on a global scale.

In mid 2010, we will publish ‘The Global Ageing Preparedness Index’ in partnership with the Centre for Strategic and International Studies. This will analyse 20 countries and their responses to the needs of an ageing population. We expect the index to make a useful contribution and broaden the debate.

Serving our customers

We do not underestimate the importance of the financial decisions our customers face and the trust they place in us to help them meet their changing requirements for savings, income and protection.

In 2009, Prudential Corporation Asia, was named ‘Asia Pacific Health Insurer of the Year’ by Frost and Sullivan, underscoring consumers’ trust and confidence in our brand in that region, and the professionalism of our teams.

In the US, we once again earned recognition as a World Class service provider in the latest benchmarking study of North American service centres by the Service Quality Measurements Group (SQM). This marked the fifth year that Jackson has achieved World Class status. Jackson also earned SQM’s ‘Highest Customer Satisfaction by Industry’ award for having the highest rate of customer satisfaction in the financial services industry.

Our businesses participate actively in industry efforts to serve customers better. In the UK, the Financial Services Authority (FSA) has established Treating Customers Fairly principles. In support of this, Prudential is a member of the Association of British Insurers’ (ABI) Customer Impact Scheme that seeks to drive continuous improvement through the monitoring of customers’ experiences. In 2009, Prudential UK saw an increase in the number of customers rating it ‘very good’ or ‘excellent’ for the time taken to arrange an annuity – from 45 per cent in 2008 to 62 per cent in 2009. Prudential UK also won two five-star awards at the Financial Adviser Service Awards as well as receiving the award for the best annuity provider at the Professional Adviser Awards 2010.

We always try to resolve any problems for our customers as quickly and smoothly as possible. In 2009, the Financial Ombudsman Service (FOS) in the UK first published its complaints data showing the number of cases upheld by FOS in favour of the consumer. Prudential was well above the industry norm, ranking 4th in the list of almost 150 financial services companies.

Best people for the best performing business

At Prudential, we strive to create an environment that enables us to attract and retain the right people – those who are committed and able to deliver top performance for our customers and shareholders. To achieve this we continue to drive our Human Resources (HR) strategy around five key themes:

• Getting the right people into the business

• Building and rewarding performance

• Growing a strong talent pipeline

• Developing credible successors

• Developing an organisation that works

70 Prudential plc > Annual Report 2009

Diversity

We are committed to integrating diversity into our business practices. Our policies are guided by the principles of the UN’s Universal Declaration of Human Rights and the International Labour Organisation’s core labour standards.

We fully recognise the value that a diverse workforce brings to our organisation and believe it should reflect the diversity of the markets in which we operate. It is Group policy to give full and fair consideration and encouragement to the employment of applicants with suitable aptitudes and abilities. It is also our policy to continue employing people who become disabled, and to provide training and career development opportunities to disabled employees.

We also train our people to be aware of, and sensitive to, the needs of employees and customers with a disability.

We strengthened our diversity agenda in 2009 by working to harmonise the way employee diversity information is collected across the Group for reporting purposes. We also reviewed and updated a number of our employment policies. These included our maternity/adoption policy in the UK, and our Equal Treatment policy in Asia.

In addition, our businesses worldwide continued to drive initiatives in 2009, reflecting our commitment to diversity. For example, our Korean life insurance business, together with our Asian fund management operation, introduced employee training on aspects of our diversity policies. In the UK, M&G, our asset management business, runs annual workshops for all managers to support our diversity agenda. This includes ‘Respect in the Workplace’ and ‘The Employment Life Cycle’. Employees of our property investment management business, PRUPIM, participate in an on-line learning programme on age discrimination legislation.

In 2009, we also participated in the Financial Services Inquiry into the sex discrimination and gender pay gap report of the Equality and Human Rights Commission.

Building and rewarding performance

We believe that employees should be rewarded according to the contribution they make to our business, as a whole. We reward our people based on both the results they achieve as well as their behaviours and competencies. Our remuneration policies are regularly reviewed to ensure that our reward structure keeps pace with the markets in which we operate, and that they remain relevant to the growth of our business.

Following the Walker Review of corporate governance in the UK banking industry, we undertook an internal review of our remuneration structures and governance against ‘good practice’ as defined by the FSA. As a result of this review, we are confident that our procedures and practices meet the standard of ‘good practice’.

Inherent in our reward strategy is provision for our employees to benefit from the Group’s success through share ownership. In the UK, we operate two all employee share plans: a Share Investment Plan (SIP) and a Save As You Earn (SAYE) scheme. In 2009 over 68 per cent of eligible employees participated in the SAYE scheme and almost 27 per cent in the SIP. In Asia, we operate two SAYE schemes similar to those in the UK, open to both employees and agents. More than 32 per cent of eligible employees and just below 25 per cent of eligible agents participated in these schemes in 2009.

Growing a strong talent pipeline

We recognise that the talent and knowledge of our people is key to our continued success. In 2009, we implemented strategic resourcing programmes for country CEOs in Asia, and for the Finance function globally, to improve our medium and long-term talent pipeline.

In the US, the Jackson Professional Development Unit (PDU) and its training programme was expanded. The PDU runs a comprehensive training curriculum for all Jackson’s wholesalers, who in turn provide ongoing training to advisers. In addition during 2009, Jackson launched a monthly training programme to help the company’s field wholesalers to enhance their product knowledge.

Developing credible successors

Every year we conduct a review across the Group to identify, develop and reward people with leadership potential. During 2009, we held five Management Development Programme and seven Leadership Development Programme events. These events support the Group’s succession and development strategy and, in 2009, over 100 individuals were assessed for their development potential.

Our flagship Momentum Programme, operating since 2007, aims to recruit high-potential individuals early in their careers and to provide them with a fast-track development plan. Through business placements and training modules, the candidates gain the management skills and experience required in international business. Momentum has a strong diversity focus and is open to people both within and outside of Prudential. In 2009 the Momentum website received more than 33,000 visits from 131 countries, and over 1,700 people from 49 countries applied. This is the highest number of applicants since the launch of the programme, and double the number of applications received in 2008. The 17 successful applicants increased the total number of participants in the programme to 37, who are in roles across all four of our businesses.

BUSINESS REVIEW

Business review > Corporate responsibility review > continued

Developing an organisation that works

We are committed to effective communication to support employee engagement and commitment. We conduct regular employee surveys in our businesses around the world to monitor our people’s level of engagement with Prudential as an employer, identify the effectiveness of our organisation’s structures and practices, and highlight areas for improvement.

In each of our Business Units there are dedicated intranet sites and regular magazines to keep employees up to date, and provide a mechanism to pose questions to their respective Chief Executive. There are also a number of employee consultation forums in place such as the M&G Staff Consultative Committee and the UK Employee Forum within Prudential UK.

At Group Head Office, a dedicated team provides regular communication to employees across the Group from the Group Leadership Team. This enables employees to understand the Group strategy, direction and performance.

Our Prudential UK business has a long-standing relationship with the union Unite, and this year is the 40th anniversary of this association.

Protecting the environment

We are committed to playing our part in protecting the environment but we also want to ensure that our contribution counts. Given that the built environment is responsible for approximately 40 per cent of all carbon emissions, it makes sense for us to focus our efforts on two distinct strategies: reducing the direct impact of our own business operations, and ensuring that the properties we manage through PRUPIM are environmentally compliant and responsible. We believe that this approach is not simply the right thing to do, but also that it is a way of creating value as our sustainability objectives are aligned with our business objectives of creating a competitive advantage for the PRUPIM brand.

Prudential participates in the Carbon Disclosure Project – an annual commitment to disclose information on carbon emissions and strategies for managing the risks posed by climate change.

Full details of our environmental policy can be found on our website at: www.prudential.co.uk/prudential-plc/cr/managementpolicies

Reducing our direct impact

Under the European Union Energy Performance of Buildings Directive, Energy Performance Certificates (EPCs) are required for any building that is constructed, sold, or rented. EPCs rate the energy of a building enabling both property investors and prospective occupiers to consider energy efficiency ratings and levels of carbon emissions. In 2009 we introduced Energy Performance Certificates for both our occupied and commercial properties in the UK. We also gained ISO 14001 certification for our sites in Reading and London – achieving our target of certification for all our occupied properties by the end of 2009.

Our corporate property team has identified a three-year Group-wide environmental strategy for all occupied buildings, with roll-out scheduled to commence in 2010.

For the second year running, we also endorsed the ClimateWise principles on climate change in the UK. All of Prudential’s North America operations – including Jackson, and PPM America – signed up for the second successive year to the US Climate Leaders programme. This is an Environmental Protection Agency (EPA) and industry/government partnership that works with companies to develop comprehensive climate change strategies. In 2009, Jackson also launched its environmental ‘Work Smart’ programme for employees.

In Asia, we grade our buildings using a clear and transparent environmental classification system. Where opportunities arise, we then improve our overall sustainability by migrating to properties in the highest category for environmental performance.

Our property investment portfolio

PRUPIM’s vision as a leading sustainable real estate manager is to deliver superior investment performance through integrating sustainability into its business culture, activities and decision making. It seeks not only to address its own impacts but also to influence the property sector through innovation and thought-leadership.

PRUPIM was the first UK property company to achieve the International Environmental Management Standard ISO 14001 for the management of its real estate investment portfolio. In 2009, PRUPIM achieved ISO 14001 certification for an additional six managed investment properties and achieved PAS99 – the world’s first integrated management system which includes ISO 14001 – at 10 managed shopping centres, taking the total to 52 PRUPIM properties that have been accredited to date.

PRUPIM also launched the Sustainable Refurbishment Framework. This complements the Sustainable Development Framework, both of which are public resources to actively encourage sustainable practices, with the aim of sharing PRUPIM’s many years of experience in this area with the property industry as a whole.

PRUPIM is a signatory of the United Nations Principles for Responsible Investment and continues to lead the property industry’s developments in sustainability through their active involvement in the British Property Federation, British Council of Shopping Centres, UK Green Building Council, Green Property Alliance, UN Environment Programme Finance Initiative, Institutional Investors Group on Climate Change, and, more recently, the Better Buildings Partnership – an initiative supported by the Mayor of London.

PRUPIM’s strategic approach and progress to date can be found in their sixth annual Sustainability Report published in 2009. For more details please visit www.PRUPIM.com

72 Prudential plc > Annual Report 2009

Chairman’s Award

Since its launch, the Chairman’s Award has gone from strength to strength, and in 2009, more than 2,600 employees signed up to the programme and supported over 30 projects around the world.

More than £250,000 was donated to our global charity partners. This includes the additional cash sums awarded to the winning projects, voted for by colleagues across the Group.

The 2009 winning project was Plan International, Thailand. This project, supported by 368 volunteers in Thailand, aims to make a sustainable improvement to the lives of children and communities living in poverty.

Supporting local communities

We strive to ensure that our investment in local communities has a sustainable benefit. We encourage our businesses to build projects around financial capability, education, and meeting the needs of the most vulnerable in society, particularly the elderly and the young.

Employee volunteering

Our approach to community investment is to support charitable organisations and appropriate NGOs, not just through funding, but with the experience and expertise of our employees. In 2009, approximately one in four employees volunteered in their community.

In 2006, we launched our flagship volunteering programme, The Chairman’s Award, supporting our global charity partners. This programme has gone from strength to strength and, in 2009, over 30 projects around the world were supported.

Each year, a shortlist of volunteering programmes is chosen by a judging panel and employees are asked to vote for the project they believe has made the greatest impact. All of the projects included in the Chairman’s Award receive a financial donation from the Group for each employee who signs up as a volunteer, and the top five short-listed projects receive additional funding.

Building financial capability

We began developing our financial capability programme in the UK in 2001, and are continuing to see significant progress, both in the UK and, increasingly, internationally.

In the UK, we work in partnership with a diverse range of organisations such as Citizens Advice, the Personal Finance Education Group (pfeg), the Specialist Schools and Academies Trust, and the National Institute of Adult Continuing Education. As a result of these collaborative initiatives, thousands of adults and children are now benefiting from learning how to make decisions that will have a profound effect on their financial well-being. At the end of 2009, we extended the reach of our UK-schools module ‘Adding up to a Lifetime’ by launching an online version.

In 2009, our financial capability strategy in Asia gained further momentum, with over 2,000 women participating in our ‘Investing in Your Future’ seminars. The seminars, first launched in China in 2004, support women who are often responsible for planning the family’s financial needs. The programme has been rolled out to Vietnam, India and Indonesia. To date, more than 22,800 women have participated.

Prudential also partnered with the Chinese Ministry of

Education, the Chinese Academy of Social Sciences (CASS) and the Chinese Insurance Regulatory Commission (CIRC) to develop and introduce an insurance education curriculum in schools across the country. This programme has reached over 5,000 students from 26 schools in seven provinces since its launch in 2007.

BUSINESS REVIEW

Business review > Corporate responsibility review > continued

Disaster relief

Supporting the relief efforts after natural disasters in our communities is another important part of our activities. In November 2009, we continued the work we began in 2008 in response to the earthquake in Sichuan, with the opening of a new, state-of-the-art library at the Guihua School in Pengzhou, Sichuan.

In September 2009, when a massive earthquake struck Western Sumatra, Indonesia near the city of Padang, we responded immediately to support our employees, agents and the wider community. We activated the Group’s Disaster Relief Fund straight away, our team on the ground immediately began working with local relief charities and we set up a mechanism for our employees across the Group to donate. In addition, a team of Prudential volunteers from six different countries across Asia travelled to Padang to help rebuild homes.

Donations

In 2009 the Group spent £6.5 million in support of its community investment strategy. Direct donations to charitable organisations amounted to £5.6 million, of which approximately £2.7 million came from EU operations.

This is broken down as follows: Education £1,589,000; Social and Welfare £632,000; Environment and Regeneration £73,000; Cultural £94,000 and Staff Volunteering £301,000. The aggregate figure for charitable donations from Prudential’s non-EU subsidiaries (Jackson National Life Insurance Company and Prudential Corporation Asia) amounted to £2.9 million.

It is the Group’s policy not to make donations to political parties nor to incur political expenditure, within the meaning of those expressions as defined in the Political Parties, Elections and Referendums Act 2000. The Group did not make any such donations or incur any such expenditure in 2009.

Accountability and governance

The Board

The Board discusses the Group’s CR performance at least once a year and also reviews and approves the Group CR Report and strategy on an annual basis.

Responsibility committee

Below the Board, the Responsibility Committee comprises senior representatives from relevant Group functions and each of our core businesses. This committee is responsible for monitoring the Group’s CR activities and for raising issues that need to be addressed.

Code of business conduct

Consideration of environmental, social and community matters is embedded in our Code of Business Conduct.

Payment policy

It is our Group policy to agree terms of payment when orders for goods and services are placed, and to pay in accordance with those terms.

In the UK we strengthened this policy in 2009 by signing up to the Prompt Payment Code, launched in December 2008 by the UK Department for Business, Enterprise and Regulatory Reform. In 2009, our trade creditor days, based on the ratio of amounts which were owed to trade creditors at the year-end to the aggregate of the amounts invoiced by trade creditors during the year were 22 days.

Supply chain management

Prudential recognises that its own social, environmental and economic impacts go beyond the products and services it supplies to include the performance of its suppliers and contractors. It is our policy to work in partnership with suppliers whose standards are consistent with our Group Code of Business Conduct. We are also committed to helping our suppliers reduce their impact on the environment.

Procurement practices in Prudential UK have been successfully accredited with the Chartered Institute of Purchasing and Supply (CIPS) certification, an industry benchmark of recognised good practice.

Prudential’s 2009 on-line CR Report can be found at www.prudentialreports.com/2009cr

74 Prudential plc > Annual Report 2009

GOVERNANCE

76 Board of directors

79 Governance report:

• Corporate governance

• Risk governance

• Corporate responsibility governance

93 Additional disclosures

94 Index to principal Directors’ Report disclosures

GOVERNANCE

Governance > Board of directors

Chairman

Executive directors

Harvey McGrath

Chairman

Tidjane Thiam

Group Chief Executive

Nic Nicandrou

Chief Financial Officer

Executive directors

Rob Devey

Executive director

Clark Manning

Executive director

Michael McLintock

Executive director

Barry Stowe

Executive director

Non-executive directors

Keki Dadiseth

Non-executive director

Michael Garrett

Non-executive director

Ann Godbehere

Non-executive director

Bridget Macaskill

Non-executive director

Kathleen O’Donovan

Non-executive director

James Ross

Senior Independent Director

Lord Turnbull

Non-executive director

76 Prudential plc > Annual Report 2009

Chairman

Harvey McGrath

Chairman and Chairman of the Nomination Committee

Harvey McGrath was appointed as an independent non-executive director of Prudential on 1 September 2008, and became Chairman and Chairman of the Nomination Committee on 1 January 2009. Harvey has a long and distinguished career in the international financial services industry. He started his career at Chase Manhattan Bank in London and New York. From 1980 to 2007 he worked for the Man Group, first as Treasurer, then Finance Director, then President of Man Inc. in New York, before being appointed as Chief Executive of Man Group plc in London in 1990, and then Chairman in 2000. He left Man Group in 2007.

Harvey is also Chairman of the London Development Agency, which works for the Mayor of London, coordinating economic development and regeneration across London, and Vice Chairman of the London Skills and Employment Board, which is tasked with developing a strategy for adult skills in London. He is the former Chairman of both London First and the East London Business Alliance, and a Member of the International Advisory Board of the School of Oriental and African Studies.

Harvey is a trustee of a number of charities including New Philanthropy Capital, a research based charity which gives advice and guidance to donors and charities; the Royal Anniversary Trust which operates the Queen’s Anniversary Prizes for Higher and Further Education; Children and Families Across Borders (CFAB), which protects the rights and welfare of children and vulnerable adults across borders; icould, an online careers resource; and the Prince’s Teaching Institute, which promotes subject-based professional development for teachers.

Executive directors

Tidjane Thiam

Group Chief Executive (from 1 October 2009)

Chief Financial Officer (to 30 September 2009)

Tidjane Thiam has been an executive director of Prudential since 25 March 2008. He was the Chief Financial Officer until 30 September 2009, and became Group Chief Executive with effect from 1 October 2009. Tidjane was previously Chief Executive Officer, Europe at Aviva, where he also held successively the positions of Group Strategy and Development Director and Managing Director, Aviva International. Tidjane spent the first part of his professional career with McKinsey & Company in Paris, London and New York, serving insurance companies and banks. He then spent a number of years in Africa where he was Chief Executive and then Chairman of the National Bureau for Technical Studies and Development in Côte d’Ivoire and a cabinet member as Secretary of Planning and Development. Tidjane returned to France to become a partner with McKinsey & Company as one of the leaders of their Financial Institutions practice before joining Aviva in 2002.

Tidjane was a non-executive director of Arkema in France until November 2009, when he resigned from the Arkema board. He is a member of the Council of the Overseas Development Institute (ODI) in London, a sponsor of Opportunity International, and a member of the Africa Progress Panel chaired by Kofi Annan.

Nic Nicandrou ACA

Chief Financial Officer (from 28 October 2009)

Nic Nicandrou has been an executive director of Prudential and Chief Financial Officer since 28 October 2009. Before joining Prudential, he worked at Aviva, where he held a number of senior finance roles, including Norwich Union Life Finance Director and Board Member, Aviva Group Financial Control Director, Aviva Group Financial Management and Reporting Director and CGNU Group Financial Reporting Director.

Nic started his career at PriceWaterhouse Coopers, where he worked in both London and Paris.

Rob Devey

Executive director (from 16 November 2009)

Rob Devey has been an executive director of Prudential and Chief Executive, Prudential UK and Europe since 16 November 2009. Rob joined Prudential from Lloyds Banking Group where he worked from 2002 in a number of senior leadership roles across insurance and retail banking including Managing Director, Direct Channels UK Retail Banking, Managing Director of HBOS Financial Services and Managing Director of HBOS General Insurance. Prior to joining HBOS, Rob was a consultant with the Boston Consulting Group (BCG) in the UK, US and Europe, working in financial services.

Clark Manning FSA MAAA

Executive director

Clark Manning has been an executive director of Prudential since January 2002. He is also President and Chief Executive Officer of Jackson National Life Insurance Company. Clark was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life Insurance Company, which he joined in 1995. Prior to that, he was Senior Vice President and Chief Actuary for SunAmerica Inc, and prior to that, Consulting Actuary at Milliman & Robertson Inc. Clark has more than 25 years’ experience in the life insurance industry, and holds both a bachelor’s degree in actuarial science and an MBA from the University of Texas. He also holds professional designations of Fellow of the Society of Actuaries (FSA) and Member of the American Academy of Actuaries (MAAA).

Michael McLintock

Executive director

Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in 1999. Michael joined M&G in 1992. He previously also served on the board of Close Brothers Group plc as a non-executive director (2001-2008). Since October 2008, he has been a Trustee of the Grosvenor Estate.

Barry Stowe

Executive director

Barry Stowe has been an executive director of Prudential since November 2006, and Chief Executive, Prudential Corporation Asia since October 2006. He has also been a director of the Life Insurance Marketing Research Association (LIMRA) and the Life Office Management Association (LOMA) since October 2008, and a member of the Board of Visitors of Lipscomb University since May 2009. Previously, Barry was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995, and prior to that was President and CEO of Nisus, a subsidiary of Pan-American Life, from 1992-1995. Before joining Nisus, Barry spent 12 years at Willis Corroon in the US.

GOVERNANCE

Governance > Board of directors > continued

Non-executive directors

Keki Dadiseth FCA

Independent non-executive director and member of the Remuneration Committee

Keki Dadiseth has been an independent non-executive director of Prudential since April 2005. During 2006, he was appointed as a non-executive director of ICICI Prudential Life Assurance Company Limited and ICICI Prudential Trust Limited. Keki is also a director of Britannia Industries Limited, Piramal Healthcare Limited, Siemens Limited, The Indian Hotels Company Limited and Godrej Properties Limited, all of which are quoted on the Bombay Stock Exchange. In addition, he acts as advisor to Goldman Sachs, Fleishman-Hillard Inc and Oliver Wyman Limited, and as a trustee for a number of Indian charities. Keki is the non-executive Chairman of Omnicom India Marketing Advisory Services Private Limited, an unquoted Indian company, and is also a board member of various other unquoted Indian companies, including his recent appointment as Chairman of Sony India Pvt Ltd and Senior Advisor to Sony Group in India.

Before he retired from Unilever in 2005, Keki was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, a Board member of Unilever PLC and Unilever N.V., and a member of Unilever’s Executive Committee. He joined Hindustan Lever Ltd in India in 1973 and in 1987, he joined the Board of Hindustan Lever and became Chairman in 1996.

Michael Garrett

Independent non-executive director and member of the Remuneration Committee

Michael Garrett has been an independent non-executive director of Prudential since September 2004. He worked for Nestlé from 1961, becoming Head of Japan (1990-1993), and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania, and in 1996 his responsibilities were expanded to include Africa and the Middle East. Michael retired as Executive Vice President of Nestlé in 2005. He served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister’s Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland.

Michael remains a director of Nestlé in India, and was appointed Chairman of the Evian Group in 2001, a think tank and forum for dialogue promoting free trade. He also serves as a non-executive director on the Boards of the Bobst Group in Switzerland, Hasbro Inc. in the USA, and Gottex Fund Management Holdings Limited in Guernsey. In addition, he is a member of the Development Committee of the International Business Leaders Forum (IBLF), as well as a Member of the Swaziland International Business Advisory Panel under the auspices of the Global Leadership Foundation (GLF) London.

Ann Godbehere FCGA

Independent non-executive director and Chairman of the Audit Committee

Ann Godbehere has been an independent non-executive director of Prudential since August 2007. She has been a member of the Audit Committee since October 2007 and became its Chairman on 1 October 2009. Ann began her career in 1976 with Sun Life of Canada, joining Mercantile & General Reinsurance Group in 1981, where she held a number of management roles rising to Senior Vice President and Controller for life and health and property/casualty businesses in North America in 1995. In 1996, Swiss Re acquired Mercantile & General Reinsurance Group, and Ann became Chief Financial Officer of Swiss Re Life & Health, North America. In 1997, she was made Chief Executive Officer of Swiss Re Life & Health, Canada. She moved to London as Chief Financial Officer of Swiss Re Life & Health Division in 1998 and joined the Property & Casualty Business Group, based out of Zurich, as Chief Financial Officer on its establishment in 2001. From 2003 until February 2007, Ann was Chief Financial Officer of the Swiss Re Group.

Ann is also a non-executive director of Rio Tinto plc, Rio Tinto Limited, UBS AG, Ariel Holdings Limited, Atrium Underwriting Group Limited and Atrium Underwriters Limited. In 2008 and until January 2009, Ann was Chief Financial Officer and an executive director of Northern Rock.

Bridget Macaskill

Independent non-executive director, Chairman of the Remuneration Committee and member of the Nomination Committee

Bridget Macaskill has been an independent non-executive director of Prudential since September 2003. Bridget rejoined the Board of Prudential having previously resigned due to a potential conflict of interest in 2001. She has been a member of the Remuneration Committee since 2003 and became its Chairman in May 2006.

Bridget joined First Eagle Investment Management, LLC, (formerly Arnhold and S. Bleichroeder Advisers, LLC), a US based investment management firm, as President and Chief Operating Officer in February 2009. She is a trustee of the TIAA-CREF funds and was previously also a non-executive director of the Federal National Mortgage Association – Fannie Mae (2005-2008), Scottish & Newcastle PLC (2004-2008) and J Sainsbury Plc (2002-2006). Prior to that, she spent 18 years at OppenheimerFunds Inc, a major New York based investment management company, the final 10 years of which she was Chief Executive Officer.

Kathleen O’Donovan ACA

Independent non-executive director and member of the Audit Committee

Kathleen O’Donovan has been an independent non-executive director of Prudential since May 2003. She has been a member of the Audit Committee since 2003, and was its chairman from May 2006 until 30 September 2009. Kathleen is also a director and Chairman of the Audit Committee of Trinity Mirror plc, a non-executive director of ARM Holdings plc, and Chairman of the Invensys Pension Scheme.

Previously, Kathleen was a non-executive director and Chairman of the Audit Committees of Great Portland Estates PLC, EMI Group plc and the Court of the Bank of England, and a non-executive director of O plc. From 1991 to 2002, Kathleen was Chief Financial Officer of BTR 2 and Invensys, and prior to that she was a partner at Ernst & Young.

James Ross

Senior Independent Director and member of the Remuneration and Nomination Committees

James Ross has been an independent non-executive director of Prudential since May 2004 and the Senior Independent Director since May 2006. He is also a non-executive director of Schneider Electric in France, and Chairman of the Leadership Foundation for Higher Education and of the Liverpool School of Tropical Medicine. James was previously a non-executive director of McGraw-Hill and Datacard Inc in the United States, and prior to that, Chairman of National Grid plc and Littlewoods plc. He was also Chief Executive of Cable and Wireless plc and Chairman and Chief Executive of BP America Inc., and a Managing Director of the British Petroleum Company plc.

Lord Turnbull KCB CVO

Independent non-executive director and member of the Audit Committee

Lord Turnbull has been an independent non-executive director of Prudential since May 2006, and a member of the Audit Committee since January 2007. He entered the House of Lords as a Life Peer in 2005. In 2002, he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that, he held a number of positions in the Civil Service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM Treasury in 1970.

Lord Turnbull is Chairman of BH Global Limited and a non-executive director of Frontier Economics Limited and The British Land Company PLC, and was formerly a non-executive director of the Arup Group (2006-2007). He also works part-time as a Senior Adviser to the London partners of Booz and Co (UK).

78 Prudential plc > Annual Report 2009

Governance > Governance report

Governance report

The Board is responsible to shareholders for creating and delivering sustainable shareholder value through the management of the Group’s business. This report explains Prudential’s approach to governance, including how the Board manages the business for the benefit of shareholders, promoting long-term shareholder interest.

As a UK company listed on the Main Market of the London Stock Exchange, Prudential is subject to the governance rules set out in the Combined Code on Corporate Governance (the Combined Code). The Board has approved a governance framework which maps out the internal approvals processes and those matters which may be delegated. These principally relate to the operational management of the Group’s businesses and include pre-determined authority limits delegated by the Board to the Group Chief Executive for further delegation by him in respect of matters which are necessary for the effective day-to-day running and management of the business. The chief executive of each business unit has authority for the management of that business unit and has established a management board comprising its most senior executives.

The Board has overall responsibility for the system of internal control and risk management and for reviewing its effectiveness. The framework setting out the Group’s approach to internal control, risk management and corporate responsibility comprises the following:

• Group governance framework: Documents the Group’s internal control policies and processes in an online manual, including the Group’s risk framework, code of business conduct and detailed policies on key operational and financial risks. Business units are also required to follow any additional processes necessary to comply with local statutory and regulatory requirements.

• Group risk framework: Provides an overview of the Group-wide philosophy and approach to risk management, and sets out the key risk management processes which support the Group’s compliance with internal, statutory and regulatory requirements.

• Corporate responsibility framework: Provides an overview of the Group-wide philosophy and approach to corporate responsibility; supports the Group’s commercial focus and the increasing challenges faced including changes in stakeholder expectations. A key element is the Group Code of Business Conduct which sets out the ethical standards the Board requires of itself, employees, agents and others working on behalf of the Group, in their dealings with employees, customers, shareholders, suppliers, and competitors, in the wider community and in respect of the environment.

The Business Review provides further detail on Prudential’s risk appetite and exposures (pages 40 to 45) and corporate responsibility activities (pages 69 to 74).

GOVERNANCE

Governance > Governance report > Corporate governance

Corporate governance

Corporate governance and the role of the Board

Combined Code compliance

The corporate governance rules applicable to all UK companies admitted to the Official List of the UK Listing Authority are set out in the Combined Code, published by the Financial Reporting Council, the latest version of which can be viewed at www.frc.org.uk/corporate/combinedcode.cfm The directors believe that good corporate governance is central to achieving the Group’s objectives and maximising shareholder value, and are committed to high standards of governance. The Board supports the Combined Code, and confirms that it has complied with all of the provisions set out in Section 1 throughout the financial year ended 31 December 2009.

The principles of the Combined Code have been applied as set out below and in the Directors’ Remuneration Report.

Board composition, appointments and election/re-election

As at 31 December 2009, the Board comprised the Chairman, six executive directors and seven independent non-executive directors. The biographies of all current directors are set out on pages 77 and 78.

The following changes occurred during the year: Tidjane Thiam, who had been Chief Financial Officer from 25 March 2008, succeeded Mark Tucker as Group Chief Executive on 1 October 2009, Mark Tucker having resigned from the Board with effect from 30 September 2009. Nic Nicandrou succeeded Tidjane as executive director and Chief Financial Officer with effect from 28 October 2009. Following his decision to join Lloyds Banking Group as its Chairman, Sir Win Bischoff resigned as a non-executive director with effect from 15 September 2009. Rob Devey was appointed as executive director and Chief Executive Officer, Prudential UK and Europe on 16 November 2009, replacing Nick Prettejohn, who resigned as director and Chief Executive Officer, Prudential UK and Europe, with effect from 30 September 2009.

The Board, or the members in a general meeting, may appoint directors up to a maximum total number of 20, as set out in the Company’s Articles of Association. Any director appointed by the Board will retire at the first Annual General Meeting following his or her appointment and offer himself or herself for election by shareholders. Accordingly, Nic Nicandrou and Rob Devey will retire and offer themselves for election at the Annual General Meeting on 19 May 2010.

Under the Company’s Articles of Association and in line with the Combined Code, all directors must retire as directors every three years, and accordingly Michael Garrett, Bridget Macaskill, Clark Manning and Barry Stowe will retire and offer themselves for re-election at the Annual General Meeting on 19 May 2010. Non-executive directors are usually appointed for an initial three-year term, commencing with their election by shareholders at the first Annual General Meeting following their appointment. Each appointment is reviewed towards the end of the three-year term against performance and the requirements of the Group’s businesses. The terms and conditions of all directors’ appointments are available for inspection at the Company’s registered office during normal business hours and at the Annual General Meeting.

Non-executive directors are typically expected to serve for two terms of three years from their initial election by shareholders, although the Board may invite them to serve for an additional period. Both Bridget Macaskill and Kathleen O’Donovan have been invited to serve another three-year term, having served for six years as non-executive directors since their initial election by shareholders.

The removal and resignation of the Company’s directors is governed by the relevant provisions of the Companies Act 2006, the Combined Code, and the Company’s Articles of Association.

The Board is actively engaged in succession planning for both executive and non-executive roles to ensure that Board composition is periodically renewed, and that the Board retains its effectiveness at all times. This is delivered through an established review process that is applied across all businesses and covers both director and senior management succession and development, and through the work of the Nomination Committee, as described more fully on page 87. The Board considers the outcome of the review annually and actions arising from the review are implemented as part of the management development agenda. We believe that our non-executive directors bring a wide range of business, financial and international experience to the Board and its committees. Our executive directors, who head up the main businesses of the Group, each bring an in-depth understanding to the Board of their particular business, its markets and its challenges, ensuring coverage of the breadth and depth of the Group’s principal activities.

Role of the Board

The roles of Chairman and Group Chief Executive are separate and clearly defined, and the scope of these roles has been approved by the Board so that no individual has unfettered decision-making powers. The Chairman is responsible for the leadership and governance of the Board as a whole, and the Group Chief Executive for the management of the Group and the implementation of Board strategy and policy on the Board’s behalf. In discharging his responsibilities, the Group Chief Executive is advised and assisted by the Group Executive Committee, comprising all the business unit heads and a Group Head Office team of functional specialists.

James Ross is the Company’s Senior Independent Director, to whom concerns may be conveyed by shareholders if they are unable to resolve them through the existing mechanisms for investor communications, or where such channels are inappropriate.

The Board’s terms of reference, which are regularly reviewed, set out those matters specifically reserved to it for decision, in order to ensure that it exercises control over the Group’s affairs. These include approval of the annual and interim results, strategy and corporate objectives, operating plans, significant transactions and matters affecting the Company’s share capital. Under the Group’s internal governance framework all business units are required to seek approval from the Board for a number of matters above pre-determined authority limits.

80 Prudential plc > Annual Report 2009

Powers of directors

The management and control of the business and affairs of the Company are vested in the Board. The Board may exercise all powers conferred on it by the Articles of Association and the Companies Act 2006. This includes the powers of the Company to borrow money and to mortgage or charge any of its assets (subject to limitations in the Companies Act 2006 and the Company's Articles of Association) and to give a guarantee, security or indemnity in respect of a debt or other obligation of the Company. The Board may exercise all powers of the Company, other than matters required by the Companies Act 2006 to be dealt with in general meeting.

Board and committee meetings and attendance

During 2009, the Board met nine times and held one separate strategy event. A detailed forward agenda has been in operation for a number of years, which is kept updated to reflect not only scheduled regular items of business but also any topical matters arising during the year. Each year, at least one of the Board meetings is held at one of the Group's business operations to facilitate a fuller understanding of that business. In June 2009, a Board meeting was held in Chicago, where the Board met with senior members of the US management team and attended a series of presentations on the US business. In November 2009, a Board meeting was held in Kuala Lumpur where the directors met senior members of the Asian management team and received presentations on the Asian business.

The table below details the number of Board and Committee meetings attended by each director throughout the year. Where directors were not able to attend a meeting, their views were canvassed by the Chairman prior to the meeting. A further nine ad hoc Board Committee meetings took place during the year, which had been convened to finalise arrangements for matters discussed by the Board, such as final approvals of periodic financial reports, or finalising corporate transactions.

The Chairman usually meets formally, at least annually, with the non-executive directors without the executive directors being present. During 2009 these meetings took place in February and July.

GOVERNANCE

	Board Meetings	Audit Committee Meetings	Remuneration Committee Meetings	Nomination Committee Meetings
Number of meetings in year	9	8	11	6
Chairman				
Harvey McGrath	9 (9)	–	–	6 (6)
Executive directors				
Tidjane Thiam (Group Chief Executive)	9 (9)	–	–	–
Nic Nicandrou (Chief Financial Officer)[note 1]	2 (2)	–	–	–
Rob Devey[note 2]	1 (1)	–	–	–
Clark Manning	9 (9)	–	–	–
Michael McLintock	9 (9)	–	–	–
Nick Prettejohn[note 3]	7 (7)	–	–	–
Barry Stowe	9 (9)	–	–	–
Mark Tucker[note 4]	6 (7)	–	–	–
Non-executive directors				
Sir Win Bischoff[note 5]	6 (6)	–	–	–
Keki Dadiseth[note 6]	7 (9)	–	10 (11)	–
Michael Garrett[note 7]	9 (9)	–	6 (11)	–
Ann Godbehere	9 (9)	8 (8)	–	–
Bridget Macaskill	9 (9)	–	11 (11)	6 (6)
Kathleen O'Donovan	9 (9)	8 (8)	–	–
James Ross (Senior Independent Director)[note 8]	9 (9)	–	10 (11)	5 (6)
Lord Turnbull	9 (9)	8 (8)	–	–

Figures in brackets indicate the maximum number of meetings which the individual could have attended in the period in which they were a Board or Committee member.

Notes

1. Appointed as a director on 28 October 2009.
2. Appointed as a director on 16 November 2009.
3. Ceased to be a director with effect from 30 September 2009.
4. Ceased to be a director with effect from 30 September 2009.
5. Ceased to be a director with effect from 15 September 2009.
6. Was not able to attend all Board and Remuneration Committee meetings due to prior commitments, but his views were sought prior to those meetings he could not attend.
7. Was not able to attend all Remuneration Committee meetings due to prior commitments, in particular those meetings which were scheduled at short notice, but his views were sought prior to those meetings he could not attend.
8. Was unable to attend one Remuneration Committee meeting and one Nomination Committee meeting due to prior commitments, but his views were sought prior to the meetings he could not attend.

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Governance > Governance report > Corporate governance > continued

Board independence

The Company follows the Combined Code when determining the independence of its non-executive directors, and in addition to that guidance Prudential is required to affirm annually the independence of its Audit Committee members under the United States Sarbanes-Oxley legislation. Where necessary, the Board ensures that appropriate processes are in place to manage any potential conflicts of interest.

In line with the provisions of the Combined Code, the Chairman in office during the year was independent on appointment. Throughout the year all non-executive directors were considered by the Board to be independent in character and judgement, and independent in accordance with the Combined Code.

Keki Dadiseth and Barry Stowe also serve as non-executive directors of ICICI Prudential Life Insurance Company Limited, an Indian company which is owned 26 per cent by Prudential, and in addition Keki serves at Prudential’s request as a non-executive director of ICICI Prudential Trust Limited, an Indian company which is owned 49 per cent by Prudential. The Board does not consider that these appointments in any way affect Keki’s status as an independent director of Prudential.

Prudential is one of the UK’s largest institutional investors and the Board does not believe that this situation compromises the independence of those non-executive directors who are also on the boards of companies in which the Group has a shareholding. The Board also believes that such shareholdings should not preclude the Company from having the most appropriate and highest calibre non-executive directors.

Other commitments and conflicts of interest

Other commitments

The Board was satisfied during 2009 that the Chairman’s other commitments did not interfere with the day-to-day performance of his duties for the Group, and that he had the commitment and capability to make himself available under unforeseen circumstances, should the need arise. The major commitments of the Chairman, including changes during the year where applicable, are detailed in his biography on page 77.

Directors may, from time to time, hold directorships or other significant interests with companies outside of the Prudential Group, which may have business relationships with the Group.

Executive directors may accept external directorships and retain any fees earned from those directorships, subject to prior discussion with the Group Chief Executive, and always provided this does not lead to any conflicts of interest. In line with the Combined Code, executive directors would be expected to hold no more than one non-executive directorship of a FTSE 100 company. Tidjane Thiam was a non-executive director of Arkema in France until November 2009. Some of our other executive directors hold directorships or trustee positions of unquoted companies or institutions. Details of any fees retained are included in the Directors’ Remuneration Report on page 104, and major commitments of our executive directors are detailed in their biographies on page 77.

Non-executive directors may serve on a number of other boards, provided that they are able to demonstrate satisfactory time commitment to their role at Prudential, and that they discuss any new appointment with the Chairman prior to accepting. This ensures that they do not compromise their independence and that any potential conflicts of interest and any possible issues arising out of the time commitments required by the new role can be identified and addressed appropriately. The major commitments of our non-executive directors are detailed in their biographies set out on page 78.

Conflicts of interest

Directors have a statutory duty to avoid conflicts of interest with the Company. The Company’s Articles of Association allow the directors to authorise conflicts of interest, and the Board has adopted a policy and effective procedures on managing and, where appropriate, approving conflicts or potential conflicts of interest. Under these procedures, directors are required to declare all directorships or other appointments to companies which are not part of the Prudential Group, and which could result in conflicts or potential conflicts of interest, as well as other situations which could give rise to a potential conflict. The Nomination Committee or the Board evaluates and approves each such situation individually where applicable.

Induction, development and performance evaluation

Induction

The Company Secretary supports the Chairman in providing tailored induction programmes for new directors and on-going training for all directors. Upon appointment, all directors embark upon a wide-ranging induction programme covering, amongst other things, the principal bases of accounting for the Group’s results, the role of the Board and its key committees, and the ambit of the internal audit and risk management functions. In addition, they receive detailed briefings on the Group’s principal businesses, its product range, the markets in which it operates and the overall competitive environment. Other areas addressed include legal issues affecting directors of financial services companies, the Group’s governance arrangements, its investor relations programme, as well as its remuneration policies.

Ongoing development

Throughout their period in office, directors are regularly updated on the Group’s businesses and the regulatory and industry-specific environments in which it operates, as well as on their legal and other duties and obligations as directors where appropriate. These updates can be in the form of written reports to the Board, or presentations by senior executives or external sources where appropriate. Non-executive directors serving on key committees are also updated regularly on matters specific to the relevant committee in order to enhance their knowledge and effectiveness throughout their term in office, and receive presentations from senior executives on topics of interest to them.

82 Prudential plc > Annual Report 2009

A programme of on-going professional development was undertaken for all directors in 2009, which covered a number of sector-specific and business issues as well as legal, accounting and regulatory changes and developments. The business unit chief executive officers together with relevant senior managers gave presentations to the Board during the course of the year on the challenges and opportunities currently faced by their business unit. In addition, senior managers within certain head office functions presented to the Board on the key issues currently facing their function. Non-executive directors received an update on key actuarial topics during the year. In addition, members of the Audit Committee have the option to attend meetings of the business unit audit committees, to aid their understanding of topical matters of interest to them and how they are handled by the Group.

Performance evaluation

Prudential continued its programme of annual evaluations of the performance of the Board and its committees in respect of 2009, in line with the requirements of the Combined Code. The aim is to continue to improve the effectiveness of the Board and its committees, and enhance the Group’s performance.

In respect of 2009, the evaluation of the Board as a whole was carried out internally led by the Company Secretary in consultation with the Chairman, the Senior Independent Director and the Group Chief Executive. The Company Secretary prepared a report based on the findings of the review, which will be presented to and discussed by the Board in March 2010, and an action plan will be agreed. The use of external providers for future evaluations is kept under review by the Board.

In addition, the performance of the non-executive directors and the Group Chief Executive was evaluated by the Chairman in individual meetings. The non-executive directors, led by the Chairman, evaluated the performance of the executives, and, led by the Senior Independent Director, will evaluate the performance of the Chairman in March.

Executive directors are subject to regular review, and the Group Chief Executive individually appraised the performance of each of the executive directors as part of the annual Group-wide performance evaluation of all staff. The Audit Committee carried out a separate evaluation in 2009, and the results were reported to the Board in February 2010.

Internal and external support

All directors have direct access to the services of the Company Secretary who advises them on all corporate governance matters, on Board procedures, and on compliance with applicable rules and regulations. In order to ensure good information flows, full Board and Committee papers are provided to the directors by the Company Secretary in the ordinary course approximately one week before each Board or Committee meeting.

The Board has approved a procedure whereby directors have the right to seek independent professional advice at the Company’s expense where this is appropriate to enable the directors, either individually or as a group, to properly fulfil their obligations.

Copies of any instructions and advice given by an independent professional adviser to a director are supplied by the director to the Company Secretary who will, where appropriate, circulate to other directors sufficient information to ensure that other members of the Board are kept informed on issues arising which affect the Company or any of its subsidiaries.

Directors’ interests

Details of each director’s interests in shares of the Company are set out in the Directors’ Remuneration Report on page 106.

Directors’ indemnities and protections

The Company has arranged appropriate insurance cover in respect of legal action against directors and senior managers of companies within the Prudential Group. In addition, the Articles of Association of the Company permit the directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office. Prudential also provides protections for directors and senior managers of companies within the Group against personal financial exposure they may incur in their capacity as such. These include qualifying third party indemnity provisions (as defined where relevant by the Companies Act 1985 and the Companies Act 2006) for the benefit of directors of Prudential plc and other such persons, including, where applicable, in their capacity as directors of other companies within the Group. These indemnities were in force during 2009 and remain in force.

Governance, internal control and risk management

The Board is responsible for establishing a system of internal control, and for reviewing its effectiveness. To achieve this, the Board has established frameworks for internal governance, risk and corporate responsibility. This system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

Further details on the procedures for the management of risk and the systems of internal control operated by the Group are given in the section on Risk Governance on pages 90 and 91. The governance framework principally relates to the operational management of the Group’s businesses and includes predetermined authority limits delegated by the Board in respect of matters which are necessary for the effective day-to-day running and management of the business. The Group Chief Executive has been delegated management authority by the Board, and in turn grants authority to the executive, including the chief executive officers of each business unit, who report to him for the management of that business unit. In addition, each of those chief executives has established a management board comprising the business unit’s most senior executives.

The system is regularly reviewed and complies with the revised guidance on the Combined Code issued in October 2005 (the Turnbull guidance). The Board last reviewed the effectiveness of the system of internal control in February 2010, covering all material controls, including financial, operational and compliance controls, and risk management systems. The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, which has been in place throughout the period covered by this report and up to 8 March 2010.

GOVERNANCE

Governance > Governance report > Corporate governance > continued

The chief executive and chief financial officer of each business unit certified compliance with the Group’s governance, internal control and risk management requirements. The risk management function reviewed any matters identified by business units in their certification, and also assessed the risk and control issues that arose and were reported during the year. This included routine and exception-based risk reporting, matters identified and reported by other Group Head Office oversight functions, and the findings from the work of the internal audit function, who execute risk-based audit plans throughout the Group. The results were reported to and reviewed by the Group Audit Committee, the role of which is described on pages 84 to 87 and by the Board where appropriate.

In line with the Turnbull guidance, the certification provided above does not apply to certain material joint ventures where the Group does not exercise full management control. In these cases, the Group satisfies itself that suitable governance and risk management arrangements are in place to protect the Group’s interests. However, the relevant Group company which is party to the joint venture must, in respect of any services it provides in support of the joint venture, comply with the requirements of the Group’s internal governance framework.

The internal control and risk management systems described above, and also under the sections on Risk Governance on pages 90 and 91 and the Group Audit Committee on page 85, cover the Company’s financial reporting process and the Group’s process for the preparation of consolidated financial statements.

Disclosure of information to auditor

The directors who held office at the date of approval of this directors’ report confirm that, so far as they are each aware, there is no relevant audit information of which the Company’s auditor is unaware; and each director has taken all the steps that he or she ought to have taken as a director to make himself or herself aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.

Board Committees

The Board has established audit, remuneration and nomination committees as standing committees of the Board with written terms of reference, which are kept under regular review. Following recent reviews of the governance of UK companies, the Board intends to establish a separate risk committee responsible for monitoring and overseeing risk, which will become operational in 2010. These committees are key elements of the Group’s corporate governance framework, and reports on each committee currently in operation are included below:

Audit Committee Report

This report sets out the responsibilities of the Group Audit Committee (the Committee) and the activities carried out by the Committee during the year to meet its objectives.

Role of the Committee

The Committee’s principal responsibilities consist of oversight over financial reporting, internal controls and risk management, and monitoring auditor independence. Its duties include gaining assurance on the control over financial processes and the integrity of the Group’s financial reports, monitoring the performance, objectivity and independence of the external auditor, and reviewing the work of the internal auditor. Once the Board has established a separate risk committee with responsibility for risk monitoring and oversight, the Committee’s role will change accordingly.

In performing its duties, the Committee has access to employees and their financial or other relevant expertise across the Group, and to the services of the Group-wide Internal Audit Director and the Company Secretary. The Committee may also seek external professional advice at the Group’s expense.

The Committee’s terms of reference, which are set by the Board and kept under regular review, are available on our website at www.prudential.co.uk/prudential-plc/ aboutpru/corporategovernance Alternatively, copies may be obtained upon request from the Company Secretary, at the Company’s registered office.

Membership

The Committee is comprised exclusively of independent non-executive directors of the Company, as set out below:

Ann Godbehere FCGA (Chairman)

Kathleen O’Donovan ACA

Lord Turnbull KCB CVO

Membership is selected to provide a broad set of financial, commercial and other relevant experience to meet the Committee’s objectives.

The Board has determined that Kathleen O’Donovan has recent and relevant financial experience for the purposes of the Combined Code. The Board has further determined that Ann Godbehere, who has a long-standing career in the financial services industry with notable insurance sector experience, brings additional recent and relevant financial experience to the Committee. In May 2009 the Board designated Kathleen O’Donovan as its audit committee financial expert for Sarbanes-Oxley Act purposes. This will be reviewed during 2010 in conjunction with the publication of Form 20-F.

Full biographical details of the members of the Committee, including their relevant experience are set out in their biographies on page 78.

Meetings

The Committee met eight times during the year, and all meetings were attended by all Committee members. By invitation, the Chairman of the Board, the Chief Financial Officer, the Group General Counsel and Company Secretary, the Group-wide Internal Audit Director, the Group Chief Risk Officer, and other senior staff from the group finance, internal audit, risk, compliance and security functions where appropriate, as well as the lead partner of the external auditor attended meetings. Other partners of the external auditor also attended some of the meetings to contribute to the discussions relating to their area of expertise.

84 Prudential plc > Annual Report 2009

A detailed forward agenda has been in operation for a number of years which is continually updated to ensure all matters for which the Committee is responsible are addressed at the appropriate time of year. The Committee’s principal business during the year consisted of the following:

• review of half-year and full-year results, the annual report and accounts, and other significant announcements, where appropriate;

• examination of critical accounting policies and key judgmental areas;

• review of changes in and implementation of Group Accounting Policies in compliance with International Financial Reporting Standards and practices;

• review of the Group’s tax matters;

• approval of the external auditor’s management representation letter, review of the external auditor’s full-year memorandum and external audit opinion;

• review of US filings and related external audit opinions;

• monitoring of auditor independence and the external auditor’s plans and audit strategy, the effectiveness of the external audit process, the external auditor’s qualifications, expertise and resources, and making recommendations for the re- appointment of the external auditor;

• monitoring of the framework and effectiveness of the Group’s systems of internal control, including the Turnbull compliance statement and Sarbanes-Oxley procedures;

• monitoring the effectiveness of both the Group’s risk framework and the management of key financial and operational risks;

• review of the internal audit plan and resources, and monitoring of the audit framework and internal audit effectiveness;

• monitoring the effectiveness of compliance processes and controls, and performance against the Group’s compliance plan;

• review of anti-money laundering procedures, and allegations received via the employee confidential reporting lines; and

• review of its own effectiveness and terms of reference.

In addition, the Committee received in-depth presentations on a range of topics.

The Chairman reported to the Board on matters of particular significance after each Committee meeting, and the minutes of Committee meetings were circulated to all Board members. The Committee recognises the need to meet without the presence of executive management. Such sessions were held in March 2009 with the external and internal auditors, in July 2009 with the external audit partners and the head of the security function, and in December 2009 with the external and internal auditors. At all other times, management and auditors have open access to the Chairman.

Financial reporting

As part of its review of financial statements prior to recommending their publication to the Board, the Committee focused on: critical accounting policies and practices and any changes, decisions requiring a major element of judgement, unusual transactions, clarity of disclosures, significant audit adjustments, the going concern assumption, compliance with accounting standards, and compliance with obligations under the Combined Code and other applicable laws and regulations.

In addition, the Committee is regularly briefed by senior management on developments in International Financial Reporting Standards.

Confidential reporting

One of the standing agenda items of the Committee is to review a report on calls to the confidential reporting line, which is made available to employees to enable them to communicate confidentially on matters of concern, and actions taken in response to these calls. The Committee also considered whether any internal control implications arose from communications received. No material control implications were raised from calls to the confidential helpline. During the year, the Chairman reviewed the procedures adopted by the Company on the methods of handling calls to the confidential reporting line across the Group with the Group-wide Internal Audit Director and the head of the security function. An external review of the method of handling calls to the confidential reporting line was also carried out by the external auditor during the year.

Business unit audit committees

Each business unit has its own audit committee whose members and chairmen comprise primarily of senior management and are independent of the respective business unit. The chairmen of these committees report regularly to the Committee, and their meetings are attended by senior management of the respective business unit, including the business units’ heads of finance, risk, compliance and internal audit. Business unit audit committees have adopted standard terms of reference across the Group, with only minor variations to address overseas requirements or particular requirements of the business. The terms of reference of those committees were reviewed during the year, and all include escalation of significant matters to the Committee, approval of the business unit internal audit plans and overseeing the adequacy of internal audit resources. Also included are presentations from the external auditor. During the year, the business unit audit committees reviewed and approved their respective internal audit plans, resources and the results of internal audit work, and both external and internal auditors were able to discuss any relevant matters with the Chairman and members of the Committee as required.

Internal control and risk management

The Committee reviewed the Group’s statement on internal control systems prior to its endorsement by the Board. It also reviewed the policies and processes for identifying, assessing and managing business risks. Throughout the year, the Committee received the minutes of the Disclosure Committee and the Group Operational Risk Committee and noted their activities. Further information on the Disclosure Committee and on risk governance appears on pages 89 and 90 to 91 respectively.

Pursuant to the requirements of section 404 of the Sarbanes-Oxley Act, the Group must undertake an annual assessment of the effectiveness of internal control over financial reporting. Further details are provided on page 89.

GOVERNANCE

Governance > Governance report > Corporate governance > continued

Internal audit

The Committee regards its relationship with the internal audit function as pivotal to the effectiveness of its own activities. Group-wide Internal Audit plays an important role in supporting the Committee to fulfil its responsibilities under the Combined Code and the Sarbanes-Oxley Act, and provides independent assurance on the Company’s processes of identification and control of risk. The Committee agreed the work programme of the internal audit function to be undertaken during 2009. Each of the Group’s business units has an internal audit team, the heads of which report to the Group-wide Internal Audit Director. Internal audit resources, plans and work are overseen by the Committee and by business unit audit committees. Across the Group, total internal audit headcount stands at 117. The Group-wide Internal Audit Director reports functionally to the Committee and for management purposes to the Chief Financial Officer.

Formal reports are submitted to Committee meetings, with interim updates where appropriate, and views are also sought at the private meetings between the Committee and the internal auditors, as well as during regular private meetings between the Chairman of the Committee and the Group-wide Internal Audit Director.

The Committee assesses the effectiveness of the internal audit function by means of regular reviews, some of them carried out by external advisers, and through ongoing dialogue with the Group-wide Internal Audit Director. External reviews of internal audit arrangements and standards were last conducted in 2006 and 2007 to ensure that the activities and resources of internal audit are most effectively organised to support the oversight responsibilities of the Committee. These reviews, performed by Deloitte, confirmed that the internal audit function complies with the Institute of Internal Auditors’ international standards for the professional practice of internal auditing and was operating effectively. An internal assessment of the internal audit function was performed by the Group-wide Internal Audit Director in 2008 and 2009, based on internal audit’s ongoing self-assessment processes and using a maturity model derived from the review criteria used by Deloitte. The assessment confirmed that the internal audit function conforms to the Institute of Internal Auditors’ international standards and continues to operate effectively in all areas of professional practice. The results of the assessment were reported in detail to the Committee in February 2010.

External audit

The Committee has a key oversight role in relation to the external auditor, KPMG Audit Plc, whose primary relationship is with the Committee. The Group’s Auditor Independence Policy ensures that the independence and objectivity of the external auditor is not impaired. The policy sets out four key principles which underpin the provision of non-audit services by the external auditor, namely that the auditor should not:

• audit its own firm’s work;

• make management decisions for the Group;

• have a mutuality of financial interest with the Group; or

• be put in the role of advocate for the Group.

All services provided by the auditor in accordance with this policy are provided in accordance with a pre-approved budget and are reviewed by the Committee and approved where necessary. The Committee regularly reviews and updates the policy to ensure alignment with the latest standards and best practice in establishing, maintaining and monitoring auditor independence and objectivity.

Fees payable to the auditor

For the year ended 31 December 2009, the Committee approved fees of £10 million to its auditor, KPMG Audit Plc, for audit services and other services supplied pursuant to relevant legislation. In addition, the Committee approved fees of £2.4 million to KPMG for services not related to audit work, which accounted for 19 per cent of total fees paid to the external auditor in the year. Non-audit services primarily related to services for corporate transactions and basic tax compliance work. In accordance with the Group’s Auditor Independence Policy, all services were approved prior to work commencing, and each of the non-audit services was confirmed to be permissible for the external auditor to undertake, as defined by the Sarbanes-Oxley Act. The Committee reviewed the non-audit services being provided to the Group by KPMG at regular intervals during 2009. A summary of audit fees is provided in Note I5 of the Group Financial Statements.

Auditor performance and independence

As part of its work during 2009, the Committee assessed the performance of the external auditor, its independence and objectivity, and the effectiveness of the audit process. In addition to questioning the external auditor and the Chief Financial Officer, which is a regular feature of meetings, the review of the effectiveness of the external audit process was conducted through a questionnaire-based exercise administered by Group-wide Internal Audit, supplemented by interviews with senior finance staff and Committee members. The Committee reviewed the external audit strategy and received reports from the auditor on its own policies and procedures regarding independence and quality control, including an annual confirmation of its independence in line with industry standards.

Re-appointment of auditor

The Group operates a policy under which at least once every five years a formal review is undertaken by the Committee to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditor was appointed. Since 2005 the Committee has annually considered the need to re-tender the external audit service. It again considered this in 2009 and concluded that there was nothing in the performance of the auditor requiring a change. In 2007, a new lead audit partner was appointed by KPMG Audit plc, in line with the Auditing Practices Board Ethical Statements and the Sarbanes-Oxley Act.

Following its review of the external auditor’s effectiveness and independence, the Committee has recommended to the Board that KPMG Audit Plc be re-appointed as auditor of the Company, and a resolution for the re-appointment of KPMG Audit Plc as auditor of the Company to hold office until the end of the 2011 Annual General Meeting will be put to a shareholder vote at the Annual General Meeting on 19 May 2010.

86 Prudential plc > Annual Report 2009

Review of Committee effectiveness

During the year, the Committee undertook an in-depth performance assessment in-house by way of a detailed questionnaire, administered by the Secretariat, addressing both compliance with various regulations and codes of conduct, and qualitative aspects of the Committee’s performance during the year. The results were discussed at a Committee meeting in December 2009 and reported to the Board in February 2010. Recommendations to improve processes identified by the review are being implemented, and the Committee is satisfied, based on the findings of this review, that it had been operating as an effective audit committee throughout the year, meeting all applicable legal and regulatory requirements. Further reviews of the effectiveness of the Committee will be undertaken regularly and will, from time to time, be conducted by external consultants.

Remuneration Committee Report

Role of the Committee

The Remuneration Committee (the Committee) determines the remuneration packages of the Chairman and executive directors. It also agrees the principles and monitors the level and structure of remuneration for a defined population of senior management as determined by the Board. In framing its remuneration policy, the Committee has given full consideration to the provisions of Schedule A to the Combined Code. The Directors’ Remuneration Report prepared by the Board is set out in full on pages 96 to 114. In preparing the report, the Board has followed the provisions of the Combined Code, the Listing Rules of the Financial Services Authority, and the Companies Act 2006.

Except in relation to the remuneration of the Group Chief Executive, when only the Chairman is consulted, the Committee consults the Chairman and the Group Chief Executive about the Committee’s proposals relating to the remuneration of all executive directors. The Committee has access to professional advice inside and outside the Company.

The Committee’s terms of reference, which are set by the Board and kept under regular review, are available on our website at www.prudential.co.uk/prudential-plc/ aboutpru/corporategovernance Alternatively, copies may be obtained upon request from the Company Secretary, at the Company’s registered office.

The terms of reference comply with all significant aspects of relevant investor guidelines, and require the Committee to ensure that when setting remuneration policy, the Company provides reward for enhancing shareholder value responsibly in relation to executive directors’ individual contributions, which we believe is the appropriate policy to support our business.

Membership

The Committee is comprised exclusively of independent non-executive directors of the Company, as set out below.

Bridget Macaskill (Chairman)

Keki Dadiseth FCA

Michael Garrett

James Ross

Full biographical details of the members of the Committee, including their relevant experience are set out in their biographies on page 78.

Meetings

The Committee normally has scheduled meetings at least four times a year and a number of additional meetings, as required, to review remuneration policy and the application of that policy. While the Chairman and Group Chief Executive are not members, they attend meetings unless they have a conflict of interest. During 2009, a total of 11 Committee meetings were held. Details of Committee members’ attendance are set out on page 81.

Nomination Committee Report

Role of the Committee

The Nomination Committee (the Committee), in consultation with the Board, evaluates the balance of skills, knowledge and experience on the Board and identifies the role and capabilities required at any given time, taking into account the Group’s business. Candidates are considered on merit against those criteria, and the Committee makes recommendations to the Board regarding suitable candidates for appointments. In appropriate cases, search consultants are used to identify candidates. The Committee also reviews conflicts of interest or potential conflicts of interest raised by directors between Board meetings or for prospective new Board members. In cases where there might be an actual or potential conflict of interest, the Committee has powers to authorise any such actual or potential conflict situation on behalf of the Board, imposing any terms and conditions it deems appropriate, or to make recommendations to the Board as to whether the conflict or potential conflict should be authorised, and on what terms.

The Committee’s terms of reference, which are set by the Board and kept under regular review, are available on our website at www.prudential.co.uk/prudential-plc/ aboutpru/corporate governance Alternatively, copies may be obtained upon request from the Company Secretary, at the Company’s registered office.

Membership

The Committee is comprised of independent non-executive directors and the Chairman, as set out below: Harvey McGrath (Chairman) Bridget Macaskill James Ross

Meetings

The Committee meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates. The Group Chief Executive is closely involved in the work of the Committee and is invited to attend and contribute to meetings.

During 2009, the Committee met six times and recommended to the Board the appointments of Tidjane Thiam as Group Chief Executive as of 1 October 2009, Nic Nicandrou as executive director and Chief Financial Officer as of 28 October 2009 and Rob Devey as executive director and Chief Executive, Prudential UK and Europe, as of 16 November 2009. Full biographical details of those directors are set out on page 77. Details of Committee members’ attendance at meetings are set out on page 81.

The process of evaluating the skills and composition of the Board is ongoing, and is kept under regular review in order to ensure appropriate plans for succession to the Board are in place.

GOVERNANCE

Governance > Governance report > Corporate governance > continued

Relations with shareholders

Communication with shareholders

As a major institutional investor, the Company is very aware of the importance of maintaining good relations with its shareholders. We regularly hold discussions with major shareholders and a programme of meetings took place during 2009. A perception survey into the views of the Company’s major investors is undertaken on an annual basis by an independent firm, and the results of this survey are presented to the Board. Board members also regularly receive copies of the latest analysts’ and brokers’ reports on the Company and the sector, to further develop their knowledge and understanding of external views about the Company. The Chairman and the non-executive directors provided feedback to the Board on topics raised with them by major shareholders. Should major shareholders wish to meet newly appointed directors, or any of the directors generally, they are welcome to do so.

The Group maintains a corporate website www.prudential.co.uk containing a wide range of information of interest to private and institutional investors, including the Group’s financial calendar. The shareholder information section on pages 348 and 349 contains further details which may be of interest to shareholders.

Annual General Meeting

The Annual General Meeting will be held in the Churchill Auditorium at The Queen Elizabeth II Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 19 May 2010 at 11.00am. The Company believes the Annual General Meeting is an important forum for both institutional and private shareholders and encourages all its shareholders to vote. Shareholders are given the opportunity during annual general meetings to put questions to the Board on matters relating to the Group’s operations and performance.

At its Annual General Meeting in 2009, the Company continued its practice of calling a poll on all resolutions. The voting results, which included all votes cast for and against each resolution at the meeting, and all proxies lodged prior to the meeting, were indicated at the meeting and published on the Company’s website as soon as practicable after the meeting. The Company also disclosed the number of votes withheld at the meeting and on its website. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution, and ensures all votes cast either at the meeting or through proxies are included in the result.

Company constitution

The Company is governed by the Companies Act 2006 and other applicable legislation, and by its Articles of Association. The Articles of Association are available on our website at www.prudential.co.uk/prudential-plc/aboutpru/memorandum

Any change to the Articles must be approved by special resolution of the shareholders in accordance with the provisions of the Companies Act.

Share capital

On 31 December 2009, the Company’s issued share capital, which is set out in Note H11 on page 264, consisted of 2,532,227,471 ordinary shares of 5 pence each, all fully paid up and listed on the Main Market of the London Stock Exchange. The number of accounts on the share register at 31 December 2009 was 71,700 (2008: 75,435). The Company is listed on the New York Stock Exchange in the form of American Depositary Shares, referenced to its ordinary shares, under a depositary agreement with J.P. Morgan.

Rights and obligations

The rights and obligations attaching to the Company’s shares are set out in full in the Company’s Articles of Association. There are currently no voting restrictions on the ordinary shares, all of which are fully paid, and each share carries one vote on a poll. If votes are cast on a show of hands, each shareholder present in person or by proxy, or in the case of a corporation, each of its duly authorised corporate representatives, has one vote, unless the proxy is appointed by more than one member in which case the proxy has one vote for and one vote against if the proxy has been instructed by one or more members to vote for the resolution and by one or more members to vote against the resolution.

Where, under an employee share plan operated by the Company, participants are the beneficial owners of the shares but not the registered owners, the voting rights are normally exercisable by the registered owner, in accordance with the relevant plan rules. Trustees may vote at their discretion, but do not vote on any unawarded shares held as surplus assets.

As at 8 March 2010, trustees held 0.17 per cent of the issued share capital of the Company under the various plans in operation.

Rights to dividends under the various schemes are set out in Note I3 on pages 285 to 288.

Restrictions on transfer

In accordance with English company law, shares may be transferred by an instrument of transfer or through an electronic system (currently CREST), and transfer is not restricted except that the directors may in certain circumstances refuse to register transfers of shares, but only if such refusal does not prevent dealings in the shares from taking place on an open and proper basis. If the directors make use of that power, they must send the transferee notice of the refusal within two months.

Certain restrictions may be imposed from time to time by applicable laws and regulations (for example, insider trading laws), and pursuant to the Listing Rules of the Financial Services Authority and Prudential’s own share dealing rules whereby certain employees of the Company require the approval of the Company to deal in the Company’s ordinary shares.

88 Prudential plc > Annual Report 2009

Some of the Company’s employee share plans include restrictions on transfer of shares while the shares are subject to the plan. As described in the Directors’ Remuneration Report, non-executive directors use a proportion of their fees to purchase shares in the Company which may not normally be transferred during a director’s period of office. In addition, all directors are required to obtain a number of qualification shares within one year of appointment, which they would also be expected to retain during their tenure of office.

Significant shareholdings

As at 8 March 2010, the Company had received notification in accordance with Rule 5.1.2 R of the Disclosure and Transparency Rules of the Financial Services Authority from Capital Research and Management Company, BlackRock Inc., Legal and General Group Plc, and Norges Bank that they held 10.03 per cent, 6.39 per cent, 4.45 per cent and 3.08 per cent respectively of the Company’s issued ordinary share capital at the time of notification.

Powers of directors to issue shares

The directors require authority from shareholders in relation to the issue of shares by the Company. Whenever shares are issued, the Company has to offer the shares to existing shareholders pro rata to their holdings, unless it has been given authority by shareholders to issue shares without offering them first to existing shareholders. The Company seeks authority from its shareholders on an annual basis to issue shares, up to a maximum amount, and to issue up to five per cent of its issued share capital without observing pre-emption rights, in line with relevant regulations and best practice. Dis-application of statutory pre-emption procedures is also sought for rights issues. The Company’s existing authorities to issue shares and to do so without observing pre-emption rights are due to expire at the end of this year’s Annual General Meeting. An ordinary resolution and a special resolution to approve the renewal of these authorities respectively will be put to shareholders at the Annual General Meeting on 19 May 2010.

Details of shares issued during 2008 and 2009 are given in Note H11 on page 264. No shares were issued in 2007 dis-applying preemption rights, and the total number of shares issued dis-applying pre-emption rights by the Company over the last three years amounted to less than 7.5 per cent of the Company’s aggregate issued share capital over that period.

Powers of directors to buy back shares

The directors also require authority from shareholders in relation to the buying back of shares by the Company. The Company seeks authority by special resolution on an annual basis for the buyback of its own shares in accordance with the relevant provisions of the Companies Act 2006 and other related guidance. The Company has not made use of that authority since it was last granted at its Annual General Meeting in 2009. This existing authority is due to expire at the end of this year’s Annual General Meeting. A special resolution to approve the renewal of this authority will be put to shareholders at the Annual General Meeting on 19 May 2010.

US corporate governance and regulations

As a result of the listing of its securities on the New York Stock Exchange, the Company is required to comply with the relevant provisions of the Sarbanes-Oxley Act 2002 (the Act) as they to foreign private issuers, and has adopted procedures to ensure this is the case.

In particular in relation to the provisions of section 302 of that which covers disclosure controls and procedures, a Disclosure Committee has been established reporting to the Group Chief Executive, chaired by the Chief Financial Officer and comprising members of senior management. The objectives of this committee are to:

• assist the Group Chief Executive and the Chief Financial Officer in designing, implementing and periodically evaluating the Company’s disclosure controls and procedures;

• monitor compliance with the Company’s disclosure controls and procedures;

• review and provide advice to the Group Chief Executive and Chief Financial Officer with regard to the scope and content of all public disclosures made by the Company which are of material significance to the market or investors; and

• review and consider, and where applicable follow up on, matters raised by other components of the disclosure process.

These may include, to the extent they are relevant to the disclosure process, any matters to be raised with the Group Audit Committee, the internal auditors or the external auditor of the Company’s internal controls.

In discharging these objectives, the committee helps to support the certifications by the Group Chief Executive and the Chief Financial Officer of the effectiveness of disclosure procedures and controls required by section 302 of the Act.

The provisions of section 404 of the Act require the Company’s management to report on the effectiveness of internal controls over financial reporting in its annual report on Form 20-F, which is filed with the US Securities and Exchange Commission. To comply with this requirement to report on the effectiveness of internal control, the Group has documented and tested its internal controls over financial reporting in the format required by the Act. The annual assessment and related report from the external auditor will be included in the Group’s annual report on Form 20-F, which will be published in the coming months.

In addition, the Disclosure Committee has regard to the UK Listing Regime, and evaluates whether or not a particular matter requires disclosure to the market.

GOVERNANCE

Governance > Governance report > Risk governance

Risk governance

Organisation

Prudential’s risk governance framework requires that all of the Group’s businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of ‘three lines of defence’: risk management, risk oversight and independent assurance.

The diagram above outlines the Group-level framework.

Risk management: As described in the corporate governance report above, primary responsibility for strategy, performance management and risk control lies with the Board, the Group Chief Executive and the chief executives of each business unit.

Risk oversight: Risk exposures are monitored and reviewed by

Group-level risk committees, chaired by the Group Chief Risk

Officer or the Chief Financial Officer:

• Group Executive Risk Committee: meets monthly to oversee the Group’s risk exposures (market, credit, liquidity, insurance and operational risks) and monitor capital.

• Balance Sheet and Capital Management Committee: meets monthly to monitor the Group’s liquidity and oversee the activities of the Prudential Capital business unit.

• Group Operational Risk Committee: reports to the Group Executive Risk Committee and meets quarterly to oversee the Group’s non-financial risk (operational, business environment and strategic risks) exposures.

90 Prudential plc > Annual Report 2009

The committees’ oversight is supported by the Group Chief Risk Officer, with functional oversight provided by:

• Group Security: develop and deliver appropriate security measures to protect the Group’s staff, physical assets and intellectual property.

• Group Compliance: verify compliance with regulatory standards and inform the Group’s senior management and the Board on key regulatory issues affecting the Group.

• Group Risk: establish and embed a capital management and risk oversight framework and culture consistent with Prudential’s risk appetite that protects and enhances the Group’s embedded and franchise value.

Independent assurance: As described in the corporate governance report above, the Group Audit Committee, supported by Group-wide Internal Audit, provides independent assurance and oversight of the effectiveness of the Group’s system of internal control and risk management.

Principles and objectives

Risk is defined as the uncertainty that Prudential faces in successfully implementing its strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of Prudential.

The control procedures and systems established within the Group are designed to manage, rather than eliminate, the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss, and focus on aligning the levels of risk-taking with the achievement of business objectives.

Material risks will only be retained where this is consistent with Prudential’s risk appetite framework, i.e.:

• The retention of the risk contributes to value creation.

• The Group is able to withstand the impact of an adverse outcome.

• The Group has the necessary capabilities, expertise, processes and controls to manage the risk.

The Group has five objectives for risk and capital management:

a Framework: design, implement and maintain a capital management and risk oversight framework consistent with the Group’s risk appetite and Risk-Adjusted Profitability (RAP) model.

b Monitoring: establish a ‘no surprises’ risk management culture by identifying the risk landscape, assessing and monitoring risk exposures and understanding change drivers.

c Control: implement risk mitigation strategies and remedial actions where exposures are deemed inappropriate and manage the response to extreme events.

d Communication: communicate the Group risk, capital and profitability position to internal and external stakeholders and rating agencies.

e Culture: foster a risk management culture, providing quality assurance and facilitating the sharing of best practice risk measurement and management across the Group and industry.

Reporting

The Group Executive Committee and the Board are provided with regular updates on the Group’s economic capital position, overall position against risk limits and RAP. They also receive the annual financial condition reports prepared by the Group’s insurance operations.

The Group Audit Committee is provided with minutes of the Group Operational Risk Committee, and regular updates on financial and operational risk exposures.

Group Head Office oversight functions have clear escalation criteria and processes for the timely reporting of risks and incidents by business units. As appropriate, these risks and incidents are escalated to the various Group-level risk committees and the Board.

Internal business unit routine reporting requirements vary according to the nature of the business. Each business unit is responsible for ensuring that its risk reporting framework meets both the needs of the business unit (for example, reporting to the business unit risk and audit committees) and the minimum standards set by the Group (for example, to meet Group-level reporting requirements).

Business units review their risks as part of the annual preparation of their business plans, and review opportunities and risks against business objectives regularly with Group Head Office. Group Risk reviews, and reports to Group Head Office, on the impact of large transactions or divergences from business plan.

GOVERNANCE

Governance > Governance report > Corporate responsibility governance

Corporate responsibility governance

The Board is committed to achieving the highest standards of corporate responsibility in directing and controlling the business. In terms of the governance of our corporate responsibility strategy, Harvey McGrath, Chairman, has Board level responsibility for social, environmental and ethical risk management. The Board discusses Prudential’s performance in these areas at least once a year and also reviews and approves Prudential’s corporate responsibility report and strategy on an annual basis.

Below Board level, the Responsibility Committee is a specialist Group-wide committee. This committee is responsible for reviewing Prudential’s business conduct and social and environmental policy, and ensures consistency of approach across the Group’s international businesses. Consideration of environmental, social and community matters is embedded in our Code of Business Conduct and supported by our corporate responsibility philosophy and programme, which takes into account local cultures and requirements across our businesses.

The Corporate Responsibility team, which is located in our Group Head Office, develops Prudential’s corporate responsibility strategy and works closely with individual business units to provide advice. The team also assists with the development and adaptation of Group-wide initiatives so that they not only fit with our overall Group principles but are also adapted to meet local needs.

92 Prudential plc > Annual Report 2009

Governance > Additional disclosures

Additional disclosures

The following additional disclosures are made in compliance with the Companies Act 2006, the Disclosure and Transparency Rules and the Combined Code.

Financial reporting

The directors have a duty to report to shareholders on the performance and financial position of the Group and are responsible for preparing the financial statements on pages 119 to 301 and the supplementary information on pages 304 to 340. It is the responsibility of the auditor to form independent opinions, based on its audit of the financial statements and its review of the EEV basis supplementary information; and to report its opinions to the Company’s shareholders and to the Company. Its opinions are given on pages 303 and 342.

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group. The criteria applied in the preparation of the financial statements are set out in the statement of directors’ responsibilities on page 302.

The directors are further required to confirm that the directors’ report includes a fair review of the development and performance of the business, with a description of the principal risks and uncertainties. Such confirmation is included in the statement of directors’ responsibilities on page 302.

The Chief Financial Officer‘s Review includes, on pages 40 to 45, a description of the Group’s risk and capital management, which includes a description of the Group’s liquidity position. These risks are also discussed in Note C to the financial statements on pages 162 to 165. The Group has considerable internal and external financial resources and the directors believe that the Group is well placed to manage its business risks successfully.

Going concern

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for the foreseeable future. In support of this expectation, the Company’s business activities, together with the factors likely to affect its future development, successful performance and position in the current economic climate are set out in the Business Review on pages 24 to 74. The risks facing the Group’s capital and liquidity positions and their sensitivities are referred to above in the Chief Financial Officer’s Review. Specifically, the Group’s borrowings are detailed in Note H13, the market risk and liquidity analysis associated with the Group’s assets and liabilities can be found in Note G2, the policyholder liability maturity profile by business units is set out in Notes D2, D3 and D4 on pages 188, 205 and 213 respectively, cash flow details are given in the consolidated statement of cash flows, and provisions and contingencies in note H14. The directors therefore have continued to adopt the going concern basis of accounting in preparing the financial statements.

Post-balance sheet events

Important events affecting the Company after the end of the financial year are detailed in Note I11 on page 291.

Significant agreements that take effect, alter or terminate upon a change of control of the Company following a takeover bid

Under the agreements governing Prudential Corporation Holdings Limited’s life insurance and fund management joint ventures with China International Trust & Investment Corporation (CITIC), if there is a change of control of the Company, CITIC may terminate the agreements and either (i) purchase the Company’s entire interest in the joint venture or require the Company to sell its interest to a third party designated by CITIC, or (ii) require the Company to purchase all of CITIC’s interest in the joint venture. The price of such purchase or sale is to be the fair value of the shares to be transferred, as determined by the auditor of the joint venture.

Essential contracts or arrangements

There are a number of significant relationships with third parties, which have value to the business. No single relationship, however, is considered to be essential to the Group as a whole.

Compensation for loss of office

None of the terms of employment of the Company’s directors include provisions for payment of compensation for loss of office or employment that occurs because of a takeover bid. Terms applying on a termination of their office are set out in the Directors’ Remuneration Report. In the US senior executives participate on a discretionary basis in a plan which entitles them to compensation, in the event that their employment is terminated or adversely affected as a result of a takeover.

GOVERNANCE

Governance > Index to principal Directors’ Report disclosures

Information required to be disclosed in the directors’ report may be found in the following sections:

Information Section in Annual Report Page number(s)

Business review Overview and business review 1-74

Essential contracts or arrangements Additional disclosures 93

Disclosure of information to auditor Corporate governance 84

Directors in office during the year Board of directors 76-78, 80

Principal activities Business review 2, 63

Dividend recommended for the year Business review 31

Details of qualifying third-party indemnity provisions Corporate governance 83

Political and charitable donations and expenditure Corporate responsibility review 74

Financial instruments/risk management objectives and policies

Business review 39

Post-balance sheet events Note I11 of the Notes on the Group financial statements and Additional disclosures 93, 291

Future developments of the business of the Company Group Chief Executive’s report 11-12

Employment policies and employee involvement Corporate responsibility review 69-74

Creditors – policy on payment and practice Corporate responsibility review 74

Structure of share capital, including restrictions on the transfer of securities, voting rights and significant shareholders Corporate governance 88-89

Rules governing appointments of directors Corporate governance 80

Rules governing changes to the articles of association Corporate governance 88

Powers of directors Corporate governance 81

Significant agreements impacted by a change of control Additional disclosures 93

Agreements for compensation for loss of office or employment on takeover Additional disclosures 93

In addition, the risk factors set out on pages 344 to 347 are incorporated by reference into this directors’ report. Signed on behalf of the Board of directors

Margaret Coltman

Company Secretary

8 March 2010

94 Prudential plc > Annual Report 2009

DIRECTORS’ REMUNERATION REPORT

96 Directors’ remuneration report

DIRECTORS’

REMUNERATION REPORT

Directors’ remuneration report > For the year ending 31 December 2009

Directors’ remuneration report

Dear Shareholder

I am pleased to present the Remuneration Committee’s report on Directors’ remuneration for the year to 31 December 2009.

The primary objectives of our remuneration policy remain unchanged: to attract high calibre executives, to encourage them to contribute to the success of Prudential by achieving our business plans and returns for shareholders and to reward them based on the Company’s success and their individual contributions. The policy supports the Company’s strategy and goals, and aims to comply with good practice in the UK, whilst not losing sight of the need to take account of competitive conditions in local markets.

During 2009 there were a number of changes to the executive director team. Tidjane Thiam was appointed as Group Chief Executive, succeeding Mark Tucker; Nic Nicandrou was appointed as Chief Financial Officer, succeeding Tidjane Thiam; and Rob Devey was appointed as Chief Executive UK & Europe, succeeding Nick Prettejohn. These individuals bring with them a richly deserved reputation for delivering performance and value, and their talents and experience are well-suited to lead Prudential in the next stage of its development. In conjunction with the changes made to the executive team, we took the opportunity to make some adjustments to the balance of the remuneration elements for the executive director roles to reflect the current needs of our business. In line with our remuneration policy, as our team of executive directors develop and demonstrate measurable success, we would expect to pay them at an appropriate level against their peers to reflect their contributions to the Group.

Despite the continued turmoil in the global financial markets, 2009 was another successful year for the Group. As you will see from the earlier sections of the Annual Report, we have delivered outstanding performance against a backdrop of unprecedented economic uncertainty. We have achieved record sales and driven profitable growth, demonstrating the success of the Group’s strategy of focusing on value over volume and capitalising on growth opportunities in our chosen markets around the world. The Group’s prudent but proactive risk based approach has ensured that our capital position remains robust and resilient.

This performance has been reflected in the achievement of the key financial measures which underpin our 2009 annual bonus plans, resulting in the bonus awards made to our executive directors. We have also significantly out-performed our international peer group, which has resulted in full vesting under the Group Performance Share Plan.

The Remuneration Committee is mindful of the commentary around pay in the financial services sector. While there are a number of important differences between the banking and insurance sectors, the principles around ensuring good remuneration governance and avoiding a focus on short-term results at the expense of the long-term have broad relevance across all sectors.

Taking into account the longevity of the products we offer, an important component of our remuneration policy has always been a focus on sustainable long-term performance. We continue to achieve this in a number of ways including:

• an emphasis on cash generation and preservation of capital in our annual bonus plan performance measures;

• the deferral of a proportion of the annual bonus into Company shares for three years;

• long-term plans which reward total returns to shareholders as well as local business performance; and

• shareholding guidelines for executives.

We will continue to review the implications of the emerging guidelines and regulation on our current remuneration governance structures, policies and practices and implement any changes where appropriate.

I hope that you will endorse the policies outlined in our report.

Bridget Macaskill

Chairman, Remuneration Committee

8 March 2010

Directors’ remuneration report

The Directors’ Remuneration Report has been prepared by the Remuneration Committee (the ‘Committee’) and has been approved by the Board. Shareholders will be given the opportunity to approve the report at the Annual General Meeting on 19 May 2010.

The report has been drawn up in accordance with the Combined Code on Corporate Governance, Schedule 8 of the Large and Medium sized Companies and Groups (Accounts and Reports) Regulations 2008 and the UK Listing Authority Listing Rules. KPMG Audit Plc has audited the sections contained on pages 107 to 114.

During the year, the Company has complied with the provisions of Section 1 and Schedule A of the Combined Code on Corporate Governance then in force regarding directors’ remuneration.

96 Prudential plc > Annual Report 2009

The Remuneration Committee

The Remuneration Committee is responsible for:

• Determining the remuneration policy for the Chairman and the executive directors of the Company;

• Monitoring the remuneration of a defined population of senior management; and

• Reviewing the remuneration arrangements for individuals earning over £1 million per annum.

The Committee’s terms of reference are available on the Company’s website and a copy may be obtained from the Company Secretary. These terms of reference are reviewed annually.

Each business unit also has its own remuneration committee with similar terms of reference to ensure effective remuneration governance in all our businesses.

The members of the Committee during 2009, listed below, are all independent non-executive directors:

Bridget Macaskill (Chairman)

Keki Dadiseth

Michael Garrett

James Ross

In 2009 the Committee met 11 times. Some key activities during the year included:

• Agreeing the remuneration arrangements for the new executive directors on appointment and the remuneration arrangements for departing executive directors;

• Overseeing the remuneration for the Group Leadership Team (the most senior circa 100 roles including and immediately below the Group Executive team) and for employees with remuneration of over £1 million per annum; and

• Reviewing the latest governance guidelines and consultation documents, including the Walker Review and FSA Code of Practice.

The Chairman and the Group Chief Executive attend meetings by invitation. The Committee also had access to advice from the Chief Financial Officer, Chief Risk Officer, Group Human Resources Director, and Director of Group Reward and Employee Relations. In no case are any persons present when their own remuneration is discussed.

In making its decisions, the Committee requested consultancy assistance from Deloitte LLP and PricewaterhouseCoopers LLP. Market data was sourced from Deloitte LLP, Towers Watson and McLagan Partners. Slaughter & May and Linklaters provided legal council, including advice on employment law and the operation of the Company’s share plans. Some of these firms also provided other services to the Company: Deloitte LLP, PricewaterhouseCoopers LLP and Slaughter & May in relation to advice on taxation and finance matters; Towers Watson in relation to advisory work on finance matters and Slaughter & May in relation to advice on commercial and corporate law and general legal advice.

Remuneration policy

In determining the remuneration policy, the Committee has applied the following principles:

• a high proportion of total remuneration will be delivered through performance-related reward with high levels of reward only being paid for high levels of achievement;

• a significant element of performance-related reward will be provided in the form of shares;

• the total remuneration package for each executive director will be set in relation to the relevant employment market;

• the performance of business unit executives will be measured at both a business unit and Group level;

• performance measures will include absolute financial measures and relative measures as appropriate, to provide alignment between achieving results for shareholders and the rewards for executives;

• reward structures will be designed to deliver fair and equitable remuneration for all employees; and

• reward arrangements will be designed to minimise regulatory and operational risk.

These principles help shape remuneration policies and practices which align with our business model and ensure a strong governance approach is adopted. These remuneration principles are applied across all business units and therefore apply to all employees in the Group. The Committee continues to review these principles regularly.

DIRECTORS’

REMUNERATION REPORT

Directors’ remuneration report > For the year ending 31 December 2009 > continued

Main components of remuneration

The table below summarises the Company’s policies in respect of each of the key elements of executive directors’ remuneration as they applied during the year and will apply in 2010.

Element Purpose Measures Practice

Total compensation Provides appropriate compensation structures and reward payouts which attract high calibre executive directors.

Benchmarked against the relevant market for the role, taking into account the individual’s contribution and experience.

Consideration is also given to remuneration arrangements and levels for other Prudential employees.

Market data is considered from the FTSE 50 for UK roles, UK-based asset management companies for M&G, Asia general industry and insurance sector for the executive director with responsibility for Asia, and US insurers for the executive director with responsibility for the US.

Base salary Provides part of the fixed element of remuneration necessary to recruit and retain the best people for our business.

Scope of role and market position, as well as individual’s contribution and experience, taking into account total remuneration, market movement of salaries in comparator organisations and salary increases for employees generally.

Market position compared with companies of similar size and complexity to Prudential in the relevant market for the role.

The Remuneration Committee reviews salaries annually. Any changes in basic salaries are effective from 1 January.

Details of the approach taken for base salaries in 2010 is set out page 100.

For other employees, base salary increases around the Group will reflect the local market. It is anticipated that the pay review for other employees will result in average increases of approximately 2.5% in the UK, 3% in Asia and 3% in the US.

Annual bonus (including deferral) Rewards the achievement of business results and individual objectives in a given year.

Deferral requirements provide an exposure to the long-term performance of the Company.

Group financial measures, business unit financial measures and individual contribution.

Required to defer a portion of annual bonus into Prudential shares for three years.

Executive directors have annual bonus plans based on the achievement of financial performance measures and individual contribution. Bonuses awarded are not pensionable.

The annual bonus for the Chief Executive of Jackson includes a 10% share of a senior management bonus pool determined by the performance of Jackson for the year.

Long-term incentive Rewards related to achieving sustainable long-term returns to shareholders.

Group – Relative Total Shareholder Return (TSR) performance against a peer group.

Business unit – Typically internal measures which contribute to the long-term success of the business unit and therefore the Group.

All executive directors participate in the Group Performance Share Plan under which awards are based on relative TSR performance against a peer group of international insurers.

The Chief Executives of the UK & Europe, Asia and Jackson also participate in the Business Unit Performance Plan. For Asia and Jackson, awards are based on the growth in Shareholder Capital Value on an European Embedded Value (EEV) basis. For the UK & Europe, awards to be made in 2010 will be based on relative TSR as per the Group plan above.

The Chief Executive of M&G also participates in the M&G Executive Long-term Incentive Plan (LTIP).

All-employee share plans

Allow for all employees to participate in the success of the Company.

The structure of plans are determined by market practice and local legislation.

Executive directors are eligible to participate in all-employee plans on the same basis as other employees.

Benefits

Provide part of the fixed element of remuneration set at an appropriate level compared with peers.

Determined by market practice.

Executive directors receive certain benefits, for example participation in medical insurance schemes, the use of a car and driver and security arrangements. No benefits are pensionable.

Executive directors are also entitled to participate in certain M&G investment products on the same basis as other members of staff.

98 Prudential plc > Annual Report 2009

Element	Purpose	Measures	Practice
Pension and long-term savings	Provide income in retirement in a cost efficient manner.	Determined by market practice. Policy for new appointments (since June 2003) is to provide a pension contribution as a fixed percentage of salary.	It is the Company's policy to provide efficient pension vehicles to allow executive directors to save for their retirement and to make appropriate contributions to their retirement savings plans. The level of Company contribution is related to competitive practice in the executive directors' employment markets. In 2010, the Long Term Savings Plan (LTSP) and the Alternative Retirement Benefit Scheme (ARBS) will be established as long-term savings vehicles for executive directors and other employees.
Shareholding guidelines	Encourage executives to build up an interest in the Company's shares and support alignment with shareholder interests.	Determined by market practice.	The Group Chief Executive and Chief Executive of M&G are required to hold shares equal to 200% of salary. A policy of 100% of salary applies for other executive director roles.

The following table summarises the remuneration structure for each executive director for 2010. The balance of remuneration elements for the Group Chief Executive, Group Financial Officer, Chief Executive UK & Europe and Chief Executive Asia roles has been adjusted. The incentive opportunity continues to be primarily based on long-term performance.

			Annual bonus		Long-term incentive (LTI) Group Performance Share Plan (GPSP)	Business Unit Performance Plan (BUPP)	Total LTI
Director	Role	Base salary at 1 January 2010	Maximum % of salary	Deferral requirement	Maximum % of salary	Maximum % of salary	Maximum % of salary
Rob Devey	Chief Executive UK & Europe	£550,000	160%	40% of total bonus	100%	100%	200%
Clark Manning	Chief Executive Jackson	$1,050,000	c. 320% [1]	30% of total bonus	230%	230%	460%
Michael McLintock	Chief Executive M&G	£350,000	note2	50% of total bonus awarded above £500,000	100%	note2	note2
Nic Nicandrou	Chief Financial Officer	£550,000	160%	40% of total bonus	200%	–	200%
Barry Stowe	Chief Executive Asia	HK$8,000,000	160%	40% of total bonus	100%	100%	200%
Tidjane Thiam	Group Chief Executive	£900,000	180%	50% of total bonus	300%	–	300%

Notes

1 Clark Manning's annual bonus figure includes a notional figure for his 10 per cent share of the Jackson senior management bonus pool based on the performance of Jackson.

2 Michael McLintock's annual bonus and long-term incentive opportunity under the M&G Executive LTIP are based on M&G's performance both in absolute terms and relative to its peers. The annual bonus and long-term incentive opportunities are determined by an assessment of market competitive rewards for median and superior performance. In line with practice in the asset management sector, there is no specified maximum incentive award. Michael's total remuneration is subject to an overriding cap such that his total remuneration should not be greater than three per cent of M&G's annual IFRS profits.

DIRECTORS' REMUNERATION REPORT

99

Directors' remuneration report > For the year ending 31 December 2009 > continued

2010 remuneration policy

Proportions of fixed and variable remuneration

On a policy basis, the distribution between fixed and variable and short and long-term remuneration for our executive directors is as follows:


Chief Executive, Asia
Superior
Good
Chief Executive, UK & Europe
Superior
Good
Chief Executive, M&G
Superior
Good
Chief Executive, Jackson
Superior
Good
Chief Financial Officer
Superior
Good
Group Chief Executive
Superior
Good
0
20
40
60
80
100
%
Base salary
Annual bonus
Long-term incentive

The assumptions used are:

- Good performance leads to plan bonus and threshold vesting under long-term incentive plans.
- Superior performance leads to maximum annual bonus and maximum long-term incentive vesting.

Components of remuneration

Base salary

The Committee normally reviews base salaries on an annual basis, taking into account the relevant market for the role, total remuneration and the individual's contribution and experience.

No increases to base salaries were made for executive directors or senior executives in 2009.

Following a review of base salaries during the year, changes have been made to the base salaries for 2010 for some of the executive director roles.

With effect from 1 January 2010, Tidjane Thiam's salary has been increased from £875,000 to £900,000 to reflect better the market competitive rate for the role.

Michael McLintock's salary has been increased from £320,000 to £350,000. Michael's last increase in base salary was in January 2004. Michael's remuneration structure and quantum is determined annually on a total compensation basis and therefore the increase to base salary will not increase his annual or long-term incentive opportunity.

At the time of his appointment in November 2006, Barry Stowe's base salary was denoted in sterling, and delivered in Hong Kong dollars using the prevailing exchange rate. This resulted in a high level of volatility in compensation, particularly in 2008. During 2009 it was considered appropriate to use a fixed exchange rate for 2009 based on the actual average exchange rate for 2008, and to move to a Hong Kong dollar denominated salary from 2010. From 1 January 2010, Barry's salary will be HK$8,000,000. This reflects the exchange rate at the time Barry was appointed.

No adjustment has been made to the base salaries for Clark Manning, Rob Devey or Nic Nicandou at 1 January 2010.

The base salaries for executive directors for 2010 are set out on page 99.

Annual bonus

The 2009 annual bonus plans for the majority of executive directors included performance measures at a Group and business unit level based on:

- IFRS profit;
- EEV profit;
- Cash flow; and
- Insurance Group Directive (IGD) Capital Surplus.

Michael McLintock's business unit annual bonus plan includes growth in third party funds, M&G investment performance and M&G IFRS profit. The performance measures for Jackson are different and are identified later in this section.

A proportion of the annual bonus for all executive directors is based on individual strategic goals. These include the executive director's contribution to Group strategy as a member of the plc Board, and specific goals related to their functional and/or business unit roles. In addition, all employees have a requirement to comply with the regulatory, governance and risk management practices and policies as it applies to their role and business area. Specifically all business units must remain within the Group's risk appetite.

The proportions of financial and individual performance for each executive director are:

	Financial measures		Individual strategic goals
	Group	Business unit	
Rob Devey	20%	60%	20%
Clark Manning[note 1]	25%	65%	10%
Michael McLintock	10%	75%	15%
Nic Nicandrou	80%	–	20%
Barry Stowe	20%	60%	20%
Tidjane Thiam	80%	–	20%

Note

1 The proportions for Clark Manning's annual bonus include a Jackson senior management bonus pool which is based on Jackson financial performance. The proportions shown in the table incorporate a notional level for this pool.

The proportions and measures for the 2010 bonus plans will be as set out above.

100 Prudential plc Annual Report 2009

Despite the continued turbulence in the financial markets, Prudential has achieved strong results against each of the annual bonus plan measures for 2009. In determining 2009 annual bonus awards, the Committee took into account the Group’s and/or business units’ absolute financial results achieved both in relation to targets set and against 2008 performance levels. Market expectations against all performance measures were also considered.

2009 Group performance against the IFRS profit, EEV profit and IGD Capital Surplus was strong. Holding company Cash flow was also at a level which resulted in a payment being made for this performance measure.

Under the UK annual bonus plan, IFRS profit, Cash flow and IGD Capital Surplus performance against targets set was strong. EEV profit performance was also above the target set which resulted in a payment being made for this performance measure.

Under the Asia annual bonus plan, IFRS profit, Cash flow and IGD Capital Surplus performance against targets set was strong. EEV profit was below plan performance, and as a result no bonus payment was made for this performance measure.

In addition to IFRS profit, M&G’s annual bonus plan performance measures include growth in third party funds under management and comparative fund investment performance. Performance achieved against IFRS profit was lower than in 2008, primarily due to a lower FTSE All Share index in 2009. This result was partially offset by additional income earned on the higher than anticipated inflows as well as an improved return on the Corporate Bond and investment book. Performance achieved against both the growth in third party funds and investment performance measures was strong.

Clark Manning’s annual bonus plan includes the Group performance measures noted above and also a share of the Jackson senior management bonus pool based on Jackson IFRS pre-tax operating income and EEV new business profit. The 2009 pool is higher than the pool for 2008 reflecting overall strong performance.

The annual bonus payments included in the table on page 107 are summarised in the table below:

% of 2009 salary*

Rob Devey† 109%

Clark Manning 291%

Michael McLintock 547%

Nic Nicandrou† 100%

Nick Prettejohn 104%

Barry Stowe 96%

Tidjane Thiam 139%

Mark Tucker 115%

*Unless otherwise stated, the base salary figures used in the table above represent the actual levels paid to executive directors in 2009 as found in the table on page 107.

†In order to provide a meaningful comparison, the base salary figures used in the table above for Nic Nicandrou and Rob Devey have been annualised.

The maximum award levels under the annual bonus plans for 2010 are set out on page 99.

Long-term incentive

All executive directors participate in the Group Performance Share Plan (GPSP) under which awards are based on relative Total Shareholder Return (TSR) performance against a peer group of international insurers.

Executive directors with regional responsibility also participate in plans linked to the relevant business unit’s success.

The Committee will continue to keep the performance measures used in the long-term incentive plans under review to ensure their continued relevance.

The 2010 award levels under the two plans are set out on page 99.

Group Performance Share Plan (GPSP) – all executive directors

The GPSP delivers shares to participants subject to performance over a three year period. The performance measure for this plan is TSR. Prudential’s TSR performance is measured over the performance period compared with the TSR performance of an index comprised of peer companies. TSR is measured on a local currency basis which is considered to have the benefits of simplicity and directness of comparison.

The companies in the index for 2010 include Aegon, Allianz, Aviva, Axa, Generali, ING, Legal & General, Manulife, Old Mutual and Standard Life. The companies in the index for awards made in 2008 and 2009 included the companies above and also Friends Provident, which was removed from the comparator group for both set of awards with effect from November 2009 as a result of its delisting.

The vesting schedule for awards under the GPSP is set out in the table below.

Prudential’s TSR relative to the index at the end of the performance period % of award which vests*

Less than index return 0%

Index return 25%

Index return x 110% 75%

Index return x 120% 100%

*Straight line vesting occurs between the performance levels provided above.

TSR vs Index

% of award which vests

100 75 50 25 0

100% 110% 120%

Performance achievement

DIRECTORS’

REMUNERATION REPORT

Directors' remuneration report > For the year ending 31 December 2009 > continued

For any GPSP award to vest, the Committee must also be satisfied that the quality of the Company's underlying financial performance justifies the level of award delivered at the end of the performance period and may adjust the vesting level accordingly at its discretion. To ensure close alignment with our shareholders' long-term interests, participants receive the value of reinvested dividends over the performance period for those shares that vest.

In order to achieve modest tax and national insurance savings for both the Company and the individual, from 2010 a portion of the award will be delivered using an HM Revenue & Customs (HMRC) approved schedule for UK based employees.

Business Unit Performance Plan (BUPP) – executive directors with regional responsibilities

For executive directors with regional responsibilities, the BUPP delivers shares subject to performance over a three year performance period.

For outstanding awards, the performance measure under the BUPP is Shareholder Capital Value (SCV) which is shareholders' capital and reserves on a European Embedded Value (EEV) basis for each regional business unit. Vesting depends on the increase in SCV over the performance period, and the required growth rates are different for each of Prudential's business regions in order to reflect the relative maturity of each market and business environment.

The vesting schedules for outstanding BUPP awards are set out in the table below. The unvested portion of any award lapses.

	Compound annual growth in SCV over three years		
% of award which vests*	UK & Europe	Jackson	Asia
0%	<8%	<8%	<15%
30%	8%	8%	15%
75%	11%	10%	22.5%
100%	14%	12%	30%

* Straight line vesting occurs between the performance levels provided above.

Compound annual growth in SCV


% of award which vests
100
75
30
0
Threshold
Maximum
Performance achievement

For the awards to be made in 2010, the performance measure and targets for the Jackson and Asia BUPP will remain as set out above.

For the UK & Europe BUPP, the 2010 award will be based on the same relative TSR measure as applies under the GPSP.

For any BUPP award to vest, the Committee must also be satisfied that the quality of underlying financial performance of each business unit justifies the level of award delivered at the end of the performance period and may adjust vesting levels accordingly at its discretion. To ensure close alignment with our shareholders' long-term interests, participants receive the value of reinvested dividends over the performance period for those shares that vest.

M&G Executive Long-Term Incentive Plan – Michael McLintock

Under the M&G Executive Long-Term Incentive Plan an award of phantom shares is made with a notional starting share price of £1. The phantom share price at vesting will be determined by the increase or decrease in M&G's IFRS profits over the three year performance period. The number of phantom shares subject to the award will be adjusted at the end of the three year performance period to take account of the performance of M&G both in terms of levels of profitability and fund investment performance as follows:

Profit growth

- Awards will be scaled back based on profit performance achieved if profits in the third year are less than the average of the profits over the performance period;
- No adjustment will be made if the profits at the end of the third year are at least equal to the average of the profits over the performance period;
- No award will vest in the event of a loss or zero profit, irrespective of fund performance; and
- Between the two points above, the scaling back will be on a straight line basis from 0 per cent to 100 per cent of the award.

Investment performance

- Where investment performance over the three-year performance period is in the top two quartiles, the number of phantom shares vesting will be enhanced. A sliding scale will apply up to 200 per cent of the annual award, which is awarded when top quartile performance is achieved; and
- Awards will be forfeited if investment performance is in the fourth quartile, irrespective of any profit growth.

102 **Prudential plc** · Annual Report 2009

The value of the vested phantom shares will be paid in cash after the end of the three year performance period.

The number of phantom shares in the award depends on the performance of M&G in the financial year in respect of which the award is made and an assessment of Michael McLintock’s contribution. Therefore the base value of the award to be made in 2010 relates to M&G’s performance in 2009. The expected value of the award is determined by an independent third party (PricewaterhouseCoopers LLP). Based on 2009 performance, an award of 987,179 phantom shares of £1 with an anticipated value of £1,925,000 will be made in 2010. The ultimate value of the award will be based on the profit and investment performance of M&G over three years.

All-employee plans

Save As You Earn (SAYE) schemes

UK based executive directors are eligible to participate in the Prudential HMRC approved SAYE scheme and the Asia based executive director can participate in the equivalent International SAYE scheme. These schemes allow employees to save towards the exercise of options over Prudential plc shares, at an option price set at the beginning of the savings period at a discount of up to 20 per cent to the market price.

Savings contracts may be up to £250 per month for three or five years. On maturity at the end of the set term, participants may exercise their options within six months of the end of the savings period and purchase Prudential plc shares. If an option is not exercised within six months, participants are entitled to a refund of their cash savings plus interest if applicable under the rules. Shares are issued to satisfy options that are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and other share option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company’s ordinary share capital at the proposed date of grant.

Share Incentive Plan (SIP)

UK-based executive directors are also eligible to participate in the Company’s HMRC approved SIP which allows all UK based employees to purchase shares of Prudential plc (partnership shares) on a monthly basis out of gross salary. For every four partnership shares bought, an additional matching share is awarded, which is purchased by Prudential on the open market. Dividend shares accumulate while employees participate in the plan. Partnership shares may be withdrawn from the scheme at any time. If the employee withdraws from the plan within five years, the matching shares are forfeited and if within three years, dividend shares are also forfeited.

Pensions and long-term savings policy

It is the Company’s policy to provide efficient pension vehicles to allow executive directors to save for their retirement and to make appropriate contributions to their retirement savings plans.

For executive directors hired after 30 June 2003, the Company’s policy is to provide a supplement of 25 per cent of salary. This includes, where relevant, any Company contributions to the staff defined contribution pension plan, which UK executive directors may choose to join. This plan has no salary cap.

This approach applies to Rob Devey, Nic Nicandrou, Barry Stowe and Tidjane Thiam.

Clark Manning is eligible to participate in Jackson’s Defined Contribution Retirement Plan, a qualified 401(k) retirement plan, on the same basis as all other US based employees. The Company provides matching contributions of six per cent of base salary. He is also eligible to participate in the profit sharing element of the plan that provides eligible participants with an annual profit sharing contribution, depending on the financial results of Jackson for the plan year, with a maximum of six per cent of base salary.

Michael McLintock participates in a contributory defined benefit scheme that provides a target pension of two thirds of final pensionable earnings on retirement at age 60. Participation is on the same basis as other employees who joined at the same date. Benefits under the plan are subject to a notional scheme earnings cap, set at £117,600 and £123,600 for the 2008/09 and 2009/10 tax years respectively. Michael is entitled to supplements based on his salary above the notional earnings cap.

In 2010, the Long Term Savings Plan (LTSP) and the Alternative Retirement Benefit Scheme (ARBS) will be established to provide long-term savings vehicles for executive directors and other employees. The LTSP will be established under ordinary UK tax legislation for Employee Benefit Trusts, and the ARBS will be established under specific UK tax legislation relating to Employer Financed Retirement Benefits Schemes. If the Trustees accept annual discretionary contributions to either of these plans, no cash supplement for pension purposes will be paid to UK based executive directors.

Executive directors’ joining and leaving arrangements in 2009

Mark Tucker

The 2008 Directors’ Remuneration Report provided details of the remuneration arrangements that would apply to Mark Tucker subsequent to his resignation as Group Chief Executive. These arrangements were implemented as intended by the Committee. In January 2010, a payment equivalent to three months salary and benefits was made to Mark relating to restrictions on employment.

DIRECTORS’

REMUNERATION REPORT

Directors’ remuneration report > For the year ending 31 December 2009 > continued

Tidjane Thiam

The 2008 Directors’ Remuneration Report provided details of the remuneration arrangements that would apply to Tidjane Thiam on appointment as Group Chief Executive from 1 October 2009. To reflect the transition of responsibilities from Mark Tucker, the Committee decided that it was appropriate that Tidjane’s arrangements be implemented with effect from 1 July 2009.

Nick Prettejohn

Nick Prettejohn resigned from the position of Chief Executive UK & Europe and left the Group on 30 September 2009. The remuneration arrangements on leaving that were approved by the Committee included:

• A payment equivalent to nine months’ salary and benefits, paid in instalments in October 2009 and January 2010 relating to restrictions on employment up to 1 April 2010;

• Prorated 2009 annual bonus (9/12ths) based on his length of service during the year and fully paid in cash in March 2010;

• Outstanding deferred share awards were released in accordance with the scheme rules; and

• The long-term incentive plan awards for 2007, 2008 and 2009 will vest at the end of each relevant three year performance period pro-rated based on service, i.e. 33/36ths, 21/36ths and 9/36ths respectively. Vesting will remain dependent on performance achieved over the relevant performance periods and any shares released will occur at the same time as for all other participants in the GPSP and BUPP.

Rob Devey

Rob Devey’s remuneration structure on appointment to Chief Executive UK & Europe is summarised on page 99. Rob’s deferred share and long-term incentive award buyout arrangements, that were approved by the Committee in order to compensate him for losses incurred as a result of leaving his previous employer, can be found under ‘Other share awards’ on page 111.

In order for Rob to take up the position with Prudential, he was required to relocate. To facilitate this move, the Committee approved the payment of stamp duty and other incidental moving costs of £131,310. Should Rob leave the Group within two years, or give notice of intention to leave, these payments would be clawed back. Further details of these benefits can be found on page 107.

Nic Nicandrou

Nic Nicandrou’s remuneration structure on appointment to Chief Financial Officer is summarised on page 99. Nic’s deferred share and long-term incentive award buyout arrangements, that were approved by the Committee in order to compensate him for losses incurred as a result of leaving his previous employer, can be found under ‘Other share awards’ on page 111.

In order for Nic to take up the position with Prudential, he was required to relocate. To facilitate this move, the Committee approved payment of stamp duty and payment of the subsidy on the interest due on his mortgage. Should Nic leave the Group within two years, or give notice of intention to leave, these payments would be clawed back. Nic has not yet moved house and therefore he has not yet been reimbursed for any relocation costs.

Service Contracts

Chairman’s letter of appointment and benefits

Harvey McGrath joined as a non-executive director on

1 September 2008 and became Chairman from 1 January 2009.

He is paid an annual fee of £500,000 which is fixed for three years. A contractual notice period of 12 months by either party applies. Harvey is provided with life assurance cover of four times his annual fees in lieu of death in service benefit, and the use of a car and driver. No pension allowance is paid and he is not a member of any Group pension scheme. Harvey is also entitled to participate in a medical insurance scheme but did not take up this benefit.

Directors’ service contracts and letters of appointment

Executive directors have contracts that terminate on their normal retirement date. The normal retirement date for Clark Manning and Barry Stowe is the date of their 60th birthdays. For other executive directors, the normal retirement date is the date of their 65th birthdays.

The normal notice of termination the Company is required to give executive directors is 12 months. Accordingly, in normal circumstances the director would be entitled to one year’s salary and benefits in respect of the notice period on termination. Additionally, outstanding awards under annual and long-term incentive plans may vest depending on the circumstances and according to the rules of the plans. When considering any termination of a service contract, the Committee will have regard to the specific circumstances of each case, including a director’s obligation to mitigate his loss. Payments additionally would be phased over the notice period.

Policy on external appointments

Subject to the Group Chief Executive’s or Chairman’s approval, executive directors are able to accept external appointments as non-executive directors of other organisations. Any fees paid may be retained by the executive director. In 2009, Tidjane Thiam earned 15,000 euros and Michael McLintock earned £42,500 from external companies. Other directors served as non-executive directors on the boards of companies in the educational and cultural sectors without receiving a fee for such services.

Non-executive directors’ letters of appointment

Non-executive directors do not have service contracts but are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation.

Under the terms of their letters of appointment, the non-executive directors serve for an initial term of three years following their election by shareholders at the Annual General Meeting after their appointment by the Board. Thereafter, the Board may invite the directors to serve for an additional period.

104 Prudential plc > Annual Report 2009

	Date of contract	Notice period to the Company	Notice period from the Company
Rob Devey	1 July 2009	12 months	12 months
Clark Manning[note1]	7 May 2002	12 months	12 months
Michael McLintock	21 November 2001	6 months	12 months
Nic Nicandrou	26 April 2009	12 months	12 months
Barry Stowe	18 October 2006	12 months	12 months
Tidjane Thiam	20 September 2007	12 months	12 months

Note
1 The contract for Clark Manning is a renewable one year fixed term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or Clark Manning gives at least 90 days' notice prior to the end of the relevant term.

	Date of initial appointment by the Board	Commencement date of current term	Expiry date of current term
Keki Dadiseth	1 April 2005	AGM 2008	AGM 2011
Michael Garrett	1 September 2004	AGM 2008	AGM 2011
Ann Godbehere	2 August 2007	AGM 2008	AGM 2011
Bridget Macaskill	1 September 2003	AGM 2007	AGM 2010
Kathleen O'Donovan	8 May 2003	AGM 2007	AGM 2010
James Ross	6 May 2004	AGM 2008	AGM 2011
Lord Turnbull	18 May 2006	AGM 2009	AGM 2012

Non-executive directors' remuneration

Non-executive directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including committee membership as appropriate. The Board reviews fees annually and the last fee change was effective 1 July 2008.

The annual fees which were paid in 2009 for non-executive directors' board and committee membership are detailed in the table below.

	From 1 July 2008 £
Basic fee	66,500
Audit Committee Chairman – additional fee	50,000
Audit Committee member – additional fee	20,000
Remuneration Committee Chairman – additional fee	22,500
Remuneration Committee member – additional fee	10,000
Senior Independent Director – additional fee	30,000

Currently the non-executive directors use the net value of £25,000 of their total annual fees to purchase shares in the Company. Shares are purchased each quarter and are held at least until retirement from the Board.

	Annual fee as at 1 January 2009 (or on appointment if later) £	Annual fee as at 1 January 2010 £
Sir Winfried Bischoff[note1]	66,500	n/a
Keki Dadiseth	76,500	76,500
Michael Garrett	76,500	76,500
Ann Godbehere[note2]	86,500	116,500
Bridget Macaskill	89,000	89,000
Kathleen O'Donovan[note3]	116,500	86,500
James Ross	106,500	106,500
Lord Turnbull	86,500	86,500

Notes
1 Sir Winfried Bischoff left the Company on 15 September 2009.
2 Ann Godbehere became Chairman of the Audit Committee on 1 October 2009; she was previously a member of the Audit Committee.
3 Kathleen O'Donovan ceased to be Chairman of the Audit Committee on 30 September 2009 but remains a member of the Audit Committee.

DIRECTORS' REMUNERATION REPORT

105

Directors' remuneration report > For the year ending 31 December 2009 > continued

Shareholding guidelines

As a condition of serving, all executive and non executive directors are currently required to have beneficial ownership of 2,500 ordinary shares in the Company. This interest in shares must be acquired within 12 months of appointment to the Board if the director does not have such an interest upon appointment.

Executive directors should have a substantial shareholding which should be built up over a period of five years. Shares earned and deferred under the annual bonus plan are included in calculating the executive director's shareholding.

Until the guideline is met, at least half the shares released from long-term incentive awards after tax should be retained by the executive director.

	Guideline shareholding policy – after five years	Shareholding at 8 March 2010 as a % of salary note 1
Rob Devey	1 x salary	59%
Clark Manning	1 x salary	265%
Michael McLintock	2 x salary	1214%
Nic Nicandrou	1 x salary	133%
Barry Stowe note 2	1 x salary	122%
Tidjane Thiam	2 x salary	208%

Notes
1 Based on the share price as at 31 December 2009 (£6.40).
2 Shareholdings for Barry Stowe include American Depositary Receipts (ADR's). One ADR is equivalent to two Prudential plc shares.

Directors' shareholdings

The interests of directors in ordinary shares of the Company are set out below. This includes deferred annual bonus awards and interests in shares awarded on appointment detailed in the table on 'Other Share Awards' on page 111.

The interests of directors in shares of the Company include changes between 31 December 2009 and 8 March 2010. All interests are beneficial.

	1 January 2009*	31 December 2009	8 March 2010
Keki Dadiseth	24,004	27,489	27,489
Rob Devey	–	50,575	50,575
Michael Garrett	26,731	32,425	32,425
Ann Godbehere	7,333	11,518	11,518
Bridget Macaskill	19,842	23,970	23,970
Clark Manning	113,155	277,273	277,273
Harvey McGrath	292,888	296,785	296,785
Michael McLintock	458,650	663,818	663,818
Nic Nicandrou	–	114,653	114,653
Kathleen O'Donovan	17,059	20,621	20,621
James Ross	15,371	18,643	18,643
Barry Stowe note 1	108,433	125,519	125,519
Tidjane Thiam	205,067	291,901	291,901
Lord Turnbull	9,038	12,562	12,562

*Or date of appointment if later.

Note
1 Part of Barry Stowe's interests in shares are made up of 30,339 ADRs (representing approximately 60,678 ordinary shares). 8,513.73 of the ADRs are held within an investment account which secures premium financing for a life assurance policy.

TSR performance graph

The line graph below shows the TSR of the Company during the five years from 1 January 2005 to 31 December 2009 against the FTSE 100. This comparison was selected as Prudential is a major company in the FTSE 100.

Prudential TSR v FTSE 100 total returns index %


180
160
140
120
100
80
60
40
20
0
2004
2005
2006
2007
2008
2009
Prudential (TSR)
FTSE 100 (TRI)

TSR over the performance period is the growth in value of a share plus the value of dividends paid, assuming that the dividends are reinvested in the Company's shares on the day on which they were paid.

106 Prudential plc · Annual Report 2009

Directors' remuneration for 2009

	Salary/Fees	Bonus	Benefits[*]	Cash supplements for pension purposes[†]	Other cash payments	Total Emoluments 2009	Total Emoluments 2008 including cash supplements for pension purposes[†]	Value of anticipated releases from LTIPs in respect of performance periods ending 31 December 2009[§]
	£000							
Chairman								
Harvey McGrath	500		42			542		
David Clementi (until 31 December 2008)							715	
Executive directors								
Phillip Broadley (until 15 May 2008)							440	
Rob Devey (from 16 November 2009) note1	69	600	138	1		808		
Clark Manning note2	696	2,028	29	–		2,753	1,768	1,223
Michael McLintock note3	320	1,750	53	6		2,129	2,154	2,572
Nic Nicandrou (from 28 October 2009) note4	98	550	5	1		654		
Nick Prettejohn note5	488	505	40	63	607	1,703	1,444	763
Barry Stowe note6	646	618	262	162		1,688	1,207	1,098
Tidjane Thiam note7	763	1,056	49	87		1,955	1,244	
Mark Tucker note8	731	841	99	183	308	2,162	2,227	1,731
Total executive directors	3,811	7,948	675	503	915	13,852	10,484	7,387
Non-executive directors								
Sir Winfried Bischoff note9	47					47	63	
Keki Dadiseth note10	86					86	73	
Michael Garrett	77					77	73	
Ann Godbehere	94					94	81	
Bridget Macaskill	89					89	86	
HarveyMcGrath (until 31 Dec 2008)							167	
Kathleen O'Donovan	109					109	108	
James Ross	107					107	101	
Lord Turnbull	87					87	81	
Total non-executive directors	696					696	833	
Overall total	5,007	7,948	717	503	915	15,090	12,032	7,387

[*] Benefits include where provided the use of a car and driver, medical insurance, security arrangements and expatriate benefits.
[†] Pension supplements that are paid in cash are included in the table. The policy on pensions is described in the section on 'Pensions and long-term savings policy' on page 103. The pension and long-term savings arrangements for current executive directors are described in the section on 'Directors' pensions and life assurance' on page 113.
[‡] 2009 figures include deferred share awards made from 2009 annual bonus plans which are detailed in the section 'Other share awards' on page 111.
[§] Value of anticipated LTIP releases is the total of cash paid plus, for shares released, the value of the released shares based on the share price at 31 December 2009. All executive directors participate in long-term incentive plans and the details of share releases from awards with a performance period ending 31 December 2009 are provided in the footnote to the tables on share awards on pages 109 to 110. Executive directors' participation in all-employee plans are detailed on page 113.

Notes

1. As part of Rob Devey's appointment terms, it was agreed that any bonus award for Rob would be assessed as if he had been in employment for the whole of 2009. It is anticipated that a deferred share award from the 2009 annual bonus valued at £240,000 will be made to Rob. This is included in the 2009 bonus figure. Actual costs reimbursed to Rob as part of his relocation arrangements as detailed on page 104 are included in the benefits figure. It should be noted that Rob elected not to receive his cash supplement for pension purposes in full during 2009. It is anticipated that the Company will make a request to the Trustees of the Alternative Retirement Benefit Scheme during 2010 to accept a contribution for an amount equivalent to this supplement.
2. Clark Manning's bonus figure excludes a contribution of $14,700 from a profit sharing plan which has been made into a 401(k) retirement plan. This is included in the table on pension contributions on page 114. It is anticipated that a deferred share award from the 2009 annual bonus valued at $476,250 will be made to Clark. This is included in the 2009 bonus figure.
3. It is anticipated that for Michael McLintock a deferred share award from the 2009 annual bonus valued at £625,000 will be made. This is included in the 2009 bonus figure.

DIRECTORS' REMUNERATION REPORT

107

Directors' remuneration report > For the year ending 31 December 2009 > continued

Notes continued

4 As part of Nic Nicandrou's appointment terms, it was agreed that any bonus award for Nic would be assessed as if Nic had been in employment for the whole of 2009. It is anticipated that a deferred share award from the 2009 annual bonus valued at £220,000 will be made to Nic. This is included in the 2009 bonus figure. As detailed on page 104, Nic has not yet been reimbursed for any relocation expenses. It should be noted that Nic elected not to receive his cash supplement for pension purposes in full during 2009. It is anticipated that the Company will make a request to the Trustees of the Long Term Savings Plan during 2010 to accept a contribution for an amount equivalent to this supplement.

5 As outlined on page 104, Nick Prettejohn's 2009 annual bonus payment has been prorated for length of service during the year and is based on performance outcomes achieved at the end of 2009. This bonus will be fully paid in cash in March 2010. The figure in the 'Other cash payments' column reflects a termination payment that was agreed as part of his leaving arrangements which was paid in instalments on 13 October 2009 and 11 January 2010 as detailed on page 104.

6 It is anticipated that for Barry Stowe a deferred share award from the 2009 annual bonus valued at HK$2,248,852 will be made. This is included in the 2009 bonus figure. Barry's benefits primarily relate to his expatriate status including costs of £148,051 for housing, £41,528 for children's education and £32,607 for home leave.

7 Tidjane Thiam's 2009 annual bonus outcome was determined taking into account the period of time he was remunerated as Chief Financial Officer and Group Chief Executive. It is anticipated that for Tidjane a deferred share award from the 2009 annual bonus valued at £528,137 will be made. This is included in the 2009 bonus figure.

8 As part of Mark Tucker's remuneration arrangements following his resignation from Prudential, it was agreed that his 2009 annual bonus payment would be prorated based on length of service during the year and paid at a target level of performance. The figure in the 'Other cash payments' column reflects a termination payment that was agreed as part of his leaving arrangements as detailed on page 103 and paid on 11 January 2010.

9 Sir Winfried Bischoff left the Company on 15 September 2009.

10 Keki Dadiseth was paid allowances totalling £5,398 in 2009 in respect of his accommodation expenses in London whilst on the Company's business as is the usual practice for directors who are not resident in the UK.

Summary of remuneration provided for 2009

The chart opposite summarises the remuneration received by executive directors in 2009. This includes actual base salary payments made during the year, total annual bonus awards for 2009 performance including deferrals into shares, and long-term incentive plan releases in respect of awards made in 2007. Tidjane Thiam, Rob Devey and Nic Nicandrou did not have long-term incentive awards for 2007.

Value of payments and share awards

Remuneration elements £000


Rob Devey
Clark Manning
Michael McLintock
Nic Nicandrou
Nick Prettejohn
Barry Stowe
Tidjane Thiam
Mark Tucker
0
1,000
2,000
3,000
4,000
5,000
£000
Base salary
2009 annual bonus
Value of 2007 long-term incentive plan releases

108 Prudential plc Annual Report 2009

DIRECTORS' REMUNERATION REPORT

Directors' outstanding long-term incentive awards

Share-based long-term incentive awards

The section below sets out the outstanding share awards under the Restricted Share Plan (RSP), the Group Performance Share Plan (GPSP) and the Business Unit Performance Share Plan (BUPP).

Plan name	Year of initial award	Conditional share awards outstanding at 1 January 2009 (Number of shares)	Conditional awards in 2009 (Number of shares)	Market price at date of original award (pence)	Scrip dividend equivalents on vested shares (Number of shares released)	Rights exercised in 2009	Rights lapsed in 2009	Conditional share awards outstanding at 31 December 2009 (Number of shares)	Date of end of performance period
Rob Devey									
GPSP	2009		120,898	639				120,898[1]	31 Dec 11
BUPP	2009		120,897	639				120,897[1]	31 Dec 11
Total			241,795					241,795	
Clark Manning									
GPSP	2006	241,415		591.5	18,259	223,067	18,348	0	31 Dec 08
BUPP	2006	120,707		591.5	0	0	120,707	0	31 Dec 08
GPSP	2007	191,140		745				191,140[2]	31 Dec 09
BUPP	2007	95,570		745				95,570[3]	31 Dec 09
GPSP	2008	182,262		674.5				182,262	31 Dec 10
BUPP	2008	91,131		674.5				91,131	31 Dec 10
GPSP	2009		468,476	455.5				468,476[1]	31 Dec 11
BUPP	2009		468,476	455.5				468,476[1]	31 Dec 11
Total		922,225	936,952		18,259	223,067	139,055	1,497,055	
Michael McLintock									
GPSP	2006	64,199		591.5	4,852	59,319	4,880		31 Dec 08
GPSP	2007	52,040		745				52,040[2]	31 Dec 09
GPSP	2008	48,330		674.5				48,330	31 Dec 10
GPSP	2009		92,022	455.5				92,022[1]	31 Dec 11
Total		164,569	92,022		4,852	59,319	4,880	192,392	
Nic Nicandrou									
GPSP	2009		316,328	639				316,328[1]	31 Dec 11
Total			316,328					316,328	
Nick Prettejohn									
GPSP	2006	149,964		591.5	11,341	138,566	11,398	0	31 Dec 08
BUPP	2006	74,982		591.5	0	0	74,982	0	31 Dec 08
GPSP	2007	130,071		745				130,071[2]	31 Dec 09
BUPP	2007	65,035		745				65,035[3]	31 Dec 09
GPSP	2008	127,622		674.5				127,622	31 Dec 10
BUPP	2008	63,811		674.5				63,811	31 Dec 10
GPSP	2009		242,997	455.5				242,997[1]	31 Dec 11
BUPP	2009		242,997	455.5				242,997[1]	31 Dec 11
Total		611,485	485,994		11,341	138,566	86,380	872,533	
Barry Stowe									
GPSP	2007	105,706		745				105,706[2]	31 Dec 09
BUPP	2007	52,853		745				52,853[2]	31 Dec 09
GPSP	2008	107,988		674.5				107,988	31 Dec 10
BUPP	2008	53,994		674.5				53,994	31 Dec 10
GPSP	2009		196,596	455.5				196,596[1]	31 Dec 11
BUPP	2009		196,596	455.5				196,596[1]	31 Dec 11
Total		320,541	393,192					713,733	
Tidjane Thiam									
GPSP	2008	314,147		674.5				314,147	31 Dec 10
GPSP	2009		299,074	455.5				299,074[1]	31 Dec 11
Total		314,147	299,074					613,221	
Mark Tucker									
RSP	2005	223,011		501				223,011	31 Dec 07
GPSP	2006	337,044		591.5	25,493	311,428	25,616	0	31 Dec 08
GPSP	2007	295,067		745				295,067[2]	31 Dec 09
GPSP	2008	294,512		674.5				294,512	31 Dec 10
Total		1,149,634			25,493	311,428	25,616	812,590	

109

Directors' remuneration report > For the year ending 31 December 2009 > continued

Cash rights granted under the Business Unit Performance Plan

Plan name	Year of initial award	Conditional awards outstanding at 1 January 2009 £000	Conditional awards in 2009 £000	Cash rights lapsed in 2009 £000	Conditional awards outstanding at 31 December 2009 £000	Date of end of performance period
Clark Manning						
BUPP	2006	577		577	0	31 Dec 08
BUPP	2007	624[3]			624	31 Dec 09
BUPP	2008	652			652	31 Dec 10
Nick Prettejohn						
BUPP	2006	374		374	0	31 Dec 08
BUPP	2007	400[3]			400	31 Dec 09
BUPP	2008	423			423	31 Dec 10
Barry Stowe						
BUPP	2007	325[3]			325	31 Dec 09
BUPP	2008	358			358	31 Dec 10

Notes

1 2009 awards made under the GPSP and the BUPP have a performance period from 1 January 2009 to 31 December 2011. In determining the 2009 conditional share awards the shares were valued at the average share price for the 30 days immediately following the announcement of Prudential's 2008 results, and the price used to determine the number of shares was 347.74 pence.

The awards for Clark Manning and Barry Stowe were made in ADRs (one ADR is equivalent to two Prudential plc shares or $10.31). The figures in the table are represented in terms of Prudential shares.

2 At 31 December 2009 Prudential's TSR performance was 143.72 per cent of the TSR performance of the index. Hence it is anticipated that awards granted under this scheme in 2007 will vest in full. This results in 270,478 shares for Mark Tucker; 191,140 shares for Clark Manning; 52,040 shares for Michael McLintock; 119,231 shares for Nick Prettejohn and 105,706 shares for Barry Stowe. In accordance with the plan rules, the anticipated number of shares released for Mark Tucker and Nick Prettejohn as a result of their resignation from Prudential will be prorated accordingly.

3 At 31 December 2009, Shareholder Capital Value performance under the 2007 BUPPs was as follows:

	% compound growth in SCV	No. of shares released from 2007 BUPP share award	Anticipated value of 2007 BUPP cash award release
Jackson	4.1%	nil	nil
UK	0.3%	nil	nil
Asia	20.6%	33,615	£206,700

Business-specific cash-based long-term incentive plans

Details of all outstanding awards under cash-based long-term incentive plans up to and including 2009 are set out in the table below. The performance period for all awards is three years.

	Year of initial award	Face value of conditional awards outstanding at 1 January 2009 £000	Conditionally awarded in 2009 £000	Payments made in 2009 £000	Face value of conditional awards outstanding at 31 December 2009 £000	Date of end of performance period
Michael McLintock						
Phantom M&G options	2005	368		394	0	31 Dec 07
Phantom M&G options	2006	368		254	0	31 Dec 08
Phantom M&G shares	2006	225		380	0	31 Dec 08
Phantom M&G shares	2007	1,333			1,333	31 Dec 09
M&G Executive LTIP	2008	1,141			1,141	31 Dec 10
M&G Executive LTIP	2009		1,830		1,830	31 Dec 11
Total cash payments made in 2009				1,028		

Notes

Michael McLintock's 2005 and 2006 cash long-term incentive awards were under the M&G Chief Executive Long-Term Incentive Plan that provides a cash reward through phantom M&G share awards and options. For both these awards, the phantom share price at the beginning of the performance period was £1. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G over the performance period. For each year the face value of the share award was £225,000 and the phantom option award had a face value of £367,800. Provided the phantom share options have value, they may be exercised in part or in full during annual exercise periods (three to seven years after the start of the performance period).

For the 2005 phantom option award of 367,800 units, the option price at the end of the performance period was £1.07. This resulted in a payment of £393,546 to Michael McLintock. For the 2006 award, the phantom share price at the end of the performance period was £1.69 and the phantom option price was £0.69. This resulted in a payment from the phantom share award of £380,250 and the phantom option award of £253,782.

The 2008 Directors' Remuneration Report stated that an award of 2,282,353 phantom shares of £1 with an anticipated value of £1,940,000 was made in 2009. Following a re-evaluation of the per unit expected value calculation, the number of units required to deliver this anticipated value has been reduced to 1,830,189. The anticipated value of this award remains unchanged.

110 Prudential plc · Annual Report 2009

Other share awards

The table below sets out the share awards that have been made to executive directors under their appointment terms and those deferred from annual bonus plan payouts. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group's annual financial results for the relevant year. For the awards from the 2008 annual bonus, made in 2009, the average share price was 308.63 pence.

	Year of initial grant	Conditional share awards outstanding at 1 January 2009 (Number of shares)	Conditionally awarded in 2009 (Number of shares)	Scrip dividends accumulated (Number of shares)	Shares released in 2009 (Number of shares)	Conditional share awards outstanding at 31 December 2009 (Number of shares)	Date of end of restricted period	Date of release	Market price at original date of award (pence)	Market price at date of vesting or release (pence)
Rob Devey										
Awards under appointment terms	2009		50,575			50,575[1]	31 Mar 12			
Clark Manning										
Deferred 2006 annual bonus award	2007	9,600		464		10,064	31 Dec 09			
Deferred 2007 annual bonus award	2008	17,003		822		17,825	31 Dec 10			
Michael McLintock										
Deferred 2006 annual bonus award	2007	85,929		4,161		90,090	31 Dec 09			
Deferred 2007 annual bonus award	2008	106,895		5,176		112,071	31 Dec 10			
Deferred 2008 annual bonus award	2009		207,368	10,042		217,410	31 Dec 11			
Nick Prettejohn										
Deferred 2006 annual bonus award	2007	12,487		604	13,091	0[2]	31 Dec 09	01 Oct 09	723	592
Deferred 2007 annual bonus award	2008	51,380		2,488	53,868	0[2]	31 Dec 10	01 Oct 09	635	592
Deferred 2008 annual bonus award	2009		105,304	5,099	110,403	0[2]	31 Dec 11	01 Oct 09	349.5	592
Nic Nicandrou										
Awards under appointment terms	2009		10,616			10,616[3]	31 Mar 10			
			5,889			5,889[3]	31 Mar 10			
			13,898			13,898[3]	31 Mar 11			
			16,059			16,059[3]	31 Mar 11			
			68,191			68,191[3]	31 Mar 12			

DIRECTORS' REMUNERATION REPORT

111

Directors' remuneration report > For the year ending 31 December 2009 > continued

Other share awards continued

	Year of initial grant	Conditional share awards outstanding at 1 January 2009 (Number of shares)	Conditionally awarded in 2009 (Number of shares)	Scrip dividends accumulated (Number of shares)	Shares released in 2009 (Number of shares)	Conditional share awards outstanding at 31 December 2009 (Number of shares)	Date of end of restricted period	Date of release	Market price at original date of award (pence)	Market price at date of vesting or release (pence)
Barry Stowe										
Awards under appointment terms	2006	7,088			7,088	0	01 May 09	15 May 09	702	437
		28,706			28,706	0	01 Sept 09	01 Sept 09	702	525.5
		7,088				7,088	01 Jan 10			
		2,110				2,110	01 May 10			
Deferred 2007 annual bonus award	2008	41,755		2,022		43,777	31 Dec 10			
Deferred 2008 annual bonus award	2009		20,092	972		21,064	31 Dec 11			
Tidjane Thiam										
Awards under appointment terms	2008	16,336			16,336	0	31 Mar 09	31 Mar 09	662	337
		41,148			41,148	0	31 Mar 09	31 Mar 09	662	337
		48,362				48,362	31 Mar 10			
		41,135				41,135	31 Mar 10			
		49,131				49,131	31 Mar 11			
Deferred 2008 annual bonus award	2009		105,304	5,099		110,403	31 Dec 11			
Mark Tucker										
Deferred 2006 annual bonus award	2007	76,288		3,694	79,982	0[4]	31 Dec 09	01 Oct 09	723	592
Deferred 2007 annual bonus award	2008	75,761		3,669	79,430	0[4]	31 Dec 10	01 Oct 09	635	592

Notes
1. In order to secure the appointment of Rob Devey and to compensate him for the loss of outstanding long-term remuneration, Rob was awarded rights to Prudential shares as set out in the table.
2. Under the terms agreed on his leaving the Company, the outstanding deferred awards to Nick Prettejohn have been released to him.
3. In order to secure the appointment of Nic Nicandrou and to compensate him for the loss of outstanding long-term remuneration, Nic was awarded rights to Prudential shares as set out in the table.
4. Under the terms agreed on his leaving the Company, the outstanding deferred awards to Mark Tucker have been released to him.

112 Prudential plc Annual Report 2009

Outstanding share options

Options outstanding under the SAYE scheme are set out below. The SAYE is open to all UK and certain overseas employees. Options under this scheme up to HMRC limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed. No payment has been made for the grant of any options. The price to be paid for exercise of these options is shown in the table below. No variations to any outstanding options have been made.

	Year of initial grant	Options outstanding at 1 January 2009	Exercised in 2009	Market price on exercise date (pence)	Options forfeit in 2009	Options granted in 2009	Options outstanding at 31 December 2009	Market price at 31 December 2009 (pence)	Original exercise price (pence)	Exercise price adjusted for 2004 Rights Issue (pence)	Earliest exercise date	Latest exercise date
Nick Prettejohn	2006	661			661		0		565	n/a	01 Jun 09	30 Nov 09
Tidjane Thiam	2008	1,705					1,705	640	551	n/a	01 Jun 11	30 Nov 11
Mark Tucker	2005	2,297			2,297		0		407	n/a	01 Dec 08	31 May 09

Notes

1 Gains of £0 were made by directors in 2009 on the exercise of share options (2008: £15,420).
2 No price was paid for the award of any option.
3 The highest and lowest share prices during 2009 were 650.5 pence and 207 pence respectively.

Dilution

From 2010 onwards, shares releases from Prudential's GPSP and BUPP will be satisfied by using new issue shares as the primary vehicle to satisfy these arrangements rather than purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by new issue shares. The combined dilution from all outstanding shares and options at 31 December 2009 was 0.2% of the total share capital at the time. Deferred shares will continue to be satisfied by the purchase of shares in the open market.

Directors' pensions and life assurance

The pensions policy is set out on page 103. Prudential's current practice in respect of pension arrangements for the current executive directors is set out below.

Michael McLintock participates in a contributory scheme that provides a target pension of 2/3rds of Final Pensionable Earnings on retirement at age 60 for an employee with 30 years or more potential service, for which his contribution is four per cent of basic salary. In both cases Final Pensionable Earnings are capped by a notional scheme earnings cap which replicates the HMRC earnings cap in force before A-Day (6 April 2006). Michael McLintock is entitled to supplements based on the portion of his basic salary not covered for pension benefits under a HMRC approved scheme. He is also provided with life assurance cover of four times salary.

Clark Manning participates in a US tax-qualified defined contribution plan (a 401K plan). He is also provided with life assurance cover of two times salary. Company matching contributions of six per cent of base salary up to a maximum of $14,700 were made in 2009. In addition, an annual profit sharing contribution of $14,700 was made in 2009.

Rob Devey, Nic Nicandrou, Tidjane Thiam and Barry Stowe are entitled to a total salary supplement of 25 per cent of base salary. They are all provided with life assurance cover of four times salary. All these executive directors, expect Barry Stowe, have opted to become members of the staff defined contribution pension plan.

Where supplements for long-term saving and pension purposes are paid in cash, the amounts are included in the table on page 107.

DIRECTORS' REMUNERATION REPORT

113

Directors' remuneration report > For the year ending 31 December 2009 > continued

Details of directors' pension entitlements under HMRC approved defined benefit schemes and supplements that are in the form of contributions to pension arrangements paid by the Company are set out in the following table.

				Additional pension earned during year ended 31 December 2009		Transfer value of accrued benefit at 31 December note 3			
	Age at 31 December 2009	Years of pensionable service at 31 December 2009	Accrued benefit at 31 December 2009	Ignoring inflation on pension earned to 31 December 2008 note 1	Allowing for inflation on pension earned to 31 December 2008 note 2	2009 B	2008 A	Amount of (B-A) less contributions made by directors during 2009	Contributions to pension and life assurance arrangements note 4
			£000	£000	£000	£000	£000	£000	£000
Rob Devey	41								0
Clark Manning	51								21
Michael McLintock	48	17	47	5	5	755	426	329[5]	89
Nic Nicandrou	44								0
Nick Prettejohn	49								59
Barry Stowe	52								2
Tidjane Thiam	47								113
Mark Tucker	52								16

Notes
1 As required by Stock Exchange Listing rules.
2 As required by the Companies Act remuneration regulations.
3 The transfer value equivalent has been calculated in accordance with Actuarial Guidance Note GN11.
4 Supplements in the form of cash are included in the table on page 107.
5 A number of factors operating together have resulted in the increase in transfer value over the year. This includes increases due to changes in market conditions from inflation rates rising and interest rates falling, an extra year of service accruing, an increase in the HMRC earnings cap and Michael drawing one year closer to retirement.

No enhancements to the retirement benefits paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners have been made during the year.

Total contributions to directors' pension arrangements including cash supplements for pension purposes were £876,466 (2008: £1,027,267) of which £298,586 (2008: £268,668) related to money purchase schemes.

Signed on behalf of the Board of directors



Bridget Macaskill
Chairman, Remuneration Committee

8 March 2010



Harvey McGrath
Chairman

8 March 2010

114 **Prudential plc** · Annual Report 2009

FINANCIAL

STATEMENTS

FINANCIAL STATEMENTS AND EUROPEAN

EMBEDDED VALUE (EEV) BASIS SUPPLEMENTARY

INFORMATION

116 Summary of statutory and supplementary IFRS

and EEV basis results

118 Index to Group financial statements

119 Consolidated income statement

120 Consolidated statement of comprehensive income

121 Consolidated statement of changes in equity

123 Consolidated statement of financial position

125 Consolidated statement of cash flows

126 Notes on the Group financial statements

292 Balance sheet of the parent company

293 Notes on the parent company financial statements

302 Statement of directors’ responsibilities in respect of the Annual Report and the financial statements

303 Independent auditor’s report to the members of Prudential plc

304 EEV basis supplementary information

308 Notes on the EEV basis supplementary information

341 Statement of directors’ responsibilities in respect of the EEV basis supplementary information

342 Independent auditor’s report to Prudential plc on the EEV basis supplementary information

FINANCIAL STATEMENTS

Summary of statutory and supplementary IFRS and EEV basis results
Year ended 31 December 2009

The following tables and referenced disclosure notes show the results reported in the statutory financial statements on pages 119 to 301 and supplementary EEV basis results on pages 304 to 340. This page does not form part of the statutory financial statements.

International Financial Reporting Standards (IFRS) basis results
Statutory IFRS basis results

	Primary statement or note reference	Page	2009	2008
Profit (loss) after tax attributable to equity holders of the Company	IFRS income statement	119	**£676m**	£(396)m
Basic earnings (loss) per share	IFRS income statement	119	**27.0p**	(16.0)p
Dividends per share declared and paid in reporting period	IFRS note B3	149	**19.20p**	18.29p
Shareholders' equity, excluding minority interests	IFRS statement of financial position	124	**£6,271m**	£5,058m

Supplementary IFRS basis information

	Primary statement or note reference	Page	2009	2008
Operating profit based on longer-term investment returns	IFRS note B1	144	**£1,405m**	£1,283m
Short-term fluctuations in investment returns	IFRS note B1	144	**£36m**	£(1,721)m
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	IFRS note B1	144	**£(74)m**	£(13)m
Loss on sale and results for Taiwan agency business	IFRS note B1	144	**£(621)m**	£1m
Profit (loss) from continuing operations before tax attributable to shareholders (including actual investment returns)	IFRS note B1	144	**£746m**	£(450)m
Operating earnings per share after related tax and minority interests	IFRS note B2	148	**43.4p**	39.9p
Dividends per share in respect of the reporting period (including interim dividend of 6.29p (2008: 5.99p) and final dividend of 13.56p (2008: 12.91p) declared after the end of the reporting period)	IFRS note B3	149	**19.85p**	18.90p

Supplementary European Embedded Value (EEV) basis results

	Primary statement or note reference	Page	2009	2008
Operating profit based on longer-term investment returns	EEV income statement	305	**£3,090m**	£2,865m
Short-term fluctuations in investment returns	EEV income statement	305	**£351m**	£(4,967)m
Mark to market value movements on core borrowings	EEV income statement	305	**£(795)m**	£656m
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	EEV income statement	305	**£(84)m**	£(14)m
Effect of changes in economic assumptions and time value of cost of options and guarantees	EEV income statement	305	**£(910)m**	£(398)m
Profit on sale and results for Taiwan agency business	EEV income statement	305	**£91m**	£(248)m
Profit (loss) from continuing operations before tax (including actual investment returns)		305	**£1,743m**	£(2,106)m
Operating earnings per share after related tax and minority interests	EEV note 12	326	**88.8p**	85.1p
Basic earnings (loss) per share	EEV earnings per share	305	**49.8p**	(54.1)p
Shareholders' equity, excluding minority interests	EEV statement of financial position	307	**£15,273m**	£14,956m

116 Prudential plc · Annual Report 2009

Notes

Results summary

*Basis of preparation

Results bases

With the exception of the presentation of the results for the Taiwan agency business, for which (as described below) the sale process was completed in June 2009, the basis of preparation of statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the 2008 results and financial statements. The EEV basis results have been prepared in accordance with the European Embedded Value Principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on European Embedded Values Disclosures issued in October 2005.

Life insurance products are, by their nature, long-term and the profit on this business is generated over a significant number of years. Accounting under IFRS alone does not, in Prudential’s opinion, fully reflect the value of future profit streams. Prudential considers that embedded value reporting provides investors with a measure of the future profit streams of the Groups long-term businesses and is a valuable supplement to statutory accounts.

Operating profit based on longer-term investment returns

Consistent with previous reporting practice, the Group provides supplementary analysis of the IFRS profit before tax attributable to shareholders analyses its EEV basis results so as to distinguish operating profit based on longer-term investments returns from other elements of total profit. On both the IFRS and EEV bases, operating earnings per share are calculated using operating profits based on longer-term investment returns, after related tax and minority interests. These profits exclude short-term fluctuations in investment returns and the shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes. Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer term investment returns also excludes the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors.

In 2009, as a result of the exceptional dislocated market conditions, the Group incurred non-recurrent cost of £235 million for hedging its Insurance Group’s Directive (IGD) capital surplus. These costs have been shown separately from operating profit based on longer-term investment returns as part of the short-term fluctuations in investment returns.

Also, in June 2009 the Group completed the previously announced sale of its Taiwan agency business. In order to facilitate comparisons of the Group’s businesses, the effect of disposal and the results of the Taiwan agency business are shown separately from operating profit based on longer-term investment returns. The presentation of the comparative results for 2008 has been adjusted accordingly as described in notes 18 and I1 of the EEV and IFRS financial statements, respectively.

After adjusting for related tax and minority interests, the amounts excluded from operating profit based on longer-term investment returns are included in the calculation of basic earnings per share.

FINANCIAL STATEMENTS Primary statements

Index to Group financial statements

Primary statements

119 Consolidated income statement

120 Consolidated statement of comprehensive income

121 Consolidated statement of changes in equity

123 Consolidated statement of financial position

125 Consolidated statement of cash flows

Notes on the Group financial statements

Section A: Background and accounting policies

126 A1: Nature of operations

126 A2: Basis of preparation

126 A3: Critical accounting policies, estimates and judgements

132 A4: Significant accounting policies

142 A5: New accounting pronouncements

Section B: Summary of results

144 B1: Segment disclosure – income statement

148 B2: Earnings per share

149 B3: Dividends

150 B4: Exchange translation

150 B5: New business

153 B6: Group statement of financial position

Section C: Group risk management

162 C: Group risk management

Section D: Life assurance businesses

166 D1: Group overview

173 D2: UK insurance operations

189 D3: US insurance operations

206 D4: Asian insurance operations

214 D5: Capital position statement for life assurance businesses

Section E: Asset management (including US broker dealer) and other operations

223 E1: Income statement for asset management operations

224 E2: Statement of financial position for asset management operations

225 E3: Regulatory capital positions

225 E4: Sensitivity of profit and equity to market and other financial risk

225 E5: Other operations

Section F: Income statement notes

226 F1: Segmental information

228 F2: Revenue

229 F3: Acquisition costs and other operating expenditure

230 F4: Finance costs: Interest on core structural borrowings of shareholder-financed operations

230 F5: Tax

235 F6: Allocation of investment return between policyholders and shareholders

236 F7: Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance

Section G: Financial assets and liabilities

237 G1: Financial instruments – designation and fair values

245 G2: Market risk

249 G3: Derivatives and hedging

252 G4: Derecognition and collateral

252 G5: Impairment of financial assets

Section H: Other information on statement of financial position items

253 H1: Intangible assets attributable to shareholders

256 H2: Intangible assets attributable to with-profits funds

257 H3: Reinsurers’ share of insurance contract liabilities

258 H4: Tax assets and liabilities

259 H5: Accrued investment income and other debtors

259 H6: Property, plant and equipment

260 H7: Investment properties

261 H8: Investments in associates and joint ventures

263 H9: Properties held for sale

263 H10: Cash and cash equivalents

264 H11: Shareholders’ equity: Share capital, share premium and reserves

265 H12: Insurance contract liabilities and unallocated surplus of with-profits funds

266 H13: Borrowings

268 H14: Provisions and contingencies

272 H15: Other liabilities

Section I: Other notes

273 I1: Sale of legacy agency book and agency force in Taiwan to China Life Insurance Company of Taiwan

274 I2: Staff and pension plans

285 I3: Share-based payments

288 I4: Key management remuneration

289 I5: Fees payable to auditor

289 I6: Related party transactions

289 I7: Subsidiary undertakings

290 I8: Commitments

290 I9: Discontinued operations

291 I10: Cash flows

291 I11: Post balance sheet events Parent company financial statements

292 Balance sheet of the parent company

293 Notes on the parent company financial statements Statement of directors’ responsibilities and independent auditor’s report

302 Statement of directors’ responsibilities in respect of the Annual Report and the financial statements

303 Independent auditor’s report to the members of Prudential plc

European Embedded Value (EEV) basis supplementary information

304 Operating profit based on longer-term investment returns

305 Summarised consolidated income statement – EEV basis

305 Earnings per share – EEV basis

305 Dividends per share

306 Movement in shareholders’ equity (excluding minority interests) – EEV basis

307 Summary statement of financial position – EEV basis

308 Notes on the EEV basis supplementary information

341 Statement of directors’ responsibilities in respect of the European Embedded Value (EEV) basis supplementary information

342 Independent auditor’s report to Prudential plc on the European Embedded Value (EEV) basis supplementary information

118 Prudential plc > Annual Report 2009

Consolidated income statement

Year ended 31 December 2009	Note	2009 £m	2008 £m
Gross premiums earned		20,299	18,993
Outward reinsurance premiums		(323)	(204)
Earned premiums, net of reinsurance	F2	19,976	18,789
Investment return	F2	26,889	(30,202)
Other income	F2	1,234	1,146
Total revenue, net of reinsurance	F1,F2	48,099	(10,267)
Benefits and claims		(39,901)	4,620
Outward reinsurers' share of benefits and claims		265	389
Movement in unallocated surplus of with-profits funds	H12	(1,559)	5,815
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance		(41,195)	10,824
Acquisition costs and other operating expenditure	F3	(4,572)	(2,459)
Finance costs: interest on core structural borrowings of shareholder-financed operations	F4	(209)	(172)
Loss on sale of Taiwan agency business	I1	(559)	–
Total charges, net of reinsurance	F1	(46,535)	8,193
Profit (loss) before tax *(being tax attributable to shareholders' and policyholders' returns)**		1,564	(2,074)
Tax (charge) credit attributable to policyholders' returns		(818)	1,624
Profit (loss) before tax attributable to shareholders	B1	746	(450)
Tax (charge) credit	F5	(873)	1,683
Less: tax attributable to policyholders' returns		818	(1,624)
Tax (charge) credit attributable to shareholders' returns	F5	(55)	59
Profit (loss) from continuing operations after tax		691	(391)
Discontinued operations (net of tax)	I9	(14)	–
Profit (loss) for the year		677	(391)
Attributable to:			
Equity holders of the Company		676	(396)
Minority interests		1	5
Profit (loss) for the year		677	(391)
Earnings per share (in pence)			
Basic:			
Based on profit (loss) from continuing operations attributable to the equity holders of the Company	B2	27.6p	(16.0)p
Based on loss from discontinued operations attributable to the equity holders of the Company	B2	(0.6)p	–
		27.0p	(16.0)p
Diluted:			
Based on profit (loss) from continuing operations attributable to the equity holders of the Company	B2	27.6p	(16.0)p
Based on loss from discontinued operations attributable to the equity holders of the Company	B2	(0.6)p	–
		27.0p	(16.0)p

* This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.

FINANCIAL STATEMENTS
Primary statements

119

Consolidated statement of comprehensive income*

Year ended 31 December 2009 Note 2009 £m 2008 £m

Profit (loss) for the year 677 (391)

Other comprehensive income (loss):

Exchange movements on foreign operations and net investment hedges:

Exchange movements arising during the year B4 (206) 391

Related tax 11 119

(195) 510

Available-for-sale securities:

Unrealised valuation movements on securities of US insurance operations classified as available-for-sale: D3(a)

Unrealised holding gains (losses) arising during the year 2,249 (2,482)

Add back net losses included in the income statement on disposal and impairment 420 378

Total 2,669 (2,104)

Related change in amortisation of deferred income and acquisition costs H1 (1,069) 831

Related tax (557) 442

1,043 (831)

Other comprehensive income (loss) for the year, net of related tax 848 (321)

Total comprehensive income (loss) for the year 1,525 (712)

Attributable to:

Equity holders of the Company 1,524 (717)

Minority interests 1 5

Total comprehensive income (loss) for the year 1,525 (712)

* This consolidated statement of comprehensive income has been introduced as a result of the adoption of amendments to IAS 1 ‘Presentation of Financial Statements: A Revised Presentation’. See note A5.

120 Prudential plc > Annual Report 2009

Consolidated statement of changes in equity

Year ended 31 December 2009	Note	2009 £m Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Shareholders' equity	Minority interests	Total equity
Reserves									
Profit for the year		–	–	676	–	–	676	1	677
Other comprehensive income (loss):									
Exchange movements on foreign operations and net investment hedges, net of related tax		–	–	–	(195)	–	(195)	–	(195)
Unrealised valuation movements, net of related change in amortisation of deferred income and acquisition costs and related tax		–	–	–	–	1,043	1,043	–	1,043
Total other comprehensive income (loss)		–	–	–	(195)	1,043	848	–	848
Total comprehensive income (loss) for the year		–	–	676	(195)	1,043	1,524	1	1,525
Dividends	B3	–	–	(481)	–	–	(481)	–	(481)
Reserve movements in respect of share-based payments		–	–	29	–	–	29	–	29
Change in minority interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds		–	–	–	–	–	–	(24)	(24)
Share capital and share premium									
New share capital subscribed	H11	2	139	–	–	–	141	–	141
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	H11	–	(136)	136	–	–	–	–	–
Treasury shares									
Movement in own shares held in respect of share-based payment plans		–	–	3	–	–	3	–	3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	(3)	–	–	(3)	–	(3)
Net increase (decrease) in equity		2	3	360	(195)	1,043	1,213	(23)	1,190
At beginning of year		125	1,840	3,604	398	(909)	5,058	55	5,113
At end of year	H11	127	1,843	3,964	203	134	6,271	32	6,303

FINANCIAL STATEMENTS
Primary statements

121

Consolidated statement of changes in equity > continued

	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Shareholders' equity	Minority interests	Total equity
		2008 £m							
Reserves									
Loss for the year		–	–	(396)	–	–	(396)	5	(391)
Other comprehensive income (loss):									
Exchange movements on foreign operations and net investment hedges, net of related tax		–	–	–	510	–	510	–	510
Unrealised valuation movements, net of related change in amortisation of deferred income and acquisition costs and related tax		–	–	–	–	(831)	(831)	–	(831)
Total other comprehensive income (loss)		–	–	–	510	(831)	(321)	–	(321)
Total comprehensive income (loss) for the year		–	–	(396)	510	(831)	(717)	5	(712)
Dividends	B3	–	–	(453)	–	–	(453)	(2)	(455)
Reserve movements in respect of share-based payments		–	–	18	–	–	18	–	18
Change in minority interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds		–	–	–	–	–	–	(50)	(50)
Share capital and share premium									
New share capital subscribed	H11	2	168	–	–	–	170	–	170
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	H11	–	(156)	156	–	–	–	–	–
Treasury shares									
Movement in own shares held in respect of share-based payment plans		–	–	3	–	–	3	–	3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	(25)	–	–	(25)	–	(25)
Net increase (decrease) in equity		2	12	(697)	510	(831)	(1,004)	(47)	(1,051)
At beginning of year		123	1,828	4,301	(112)	(78)	6,062	102	6,164
At end of year	H11	125	1,840	3,604	398	(909)	5,058	55	5,113

As a result of the introduction of the consolidated statement of comprehensive income there has been a reclassification of £240 million of exchange losses from the Available-for-sale securities reserve to the Translation reserve in the 2008 comparative as explained in note A5.

122 Prudential plc · Annual Report 2009

Consolidated statement of financial position > Assets

31 December 2009 Note 2009 £m 2008 £m

Intangible assets attributable to shareholders:

Goodwill H1(a) 1,310 1,341

Deferred acquisition costs and other intangible assets H1(b) 4,049 5,349

Total 5,359 6,690

Intangible assets attributable to with-profits funds:

In respect of acquired subsidiaries for venture fund and other investment purposes H2(a) 124 174

Deferred acquisition costs and other intangible assets H2(b) 106 126

Total 230 300

Total 5,589 6,990

Other non-investment and non-cash assets:

Property, plant and equipment H6 367 635

Reinsurers’ share of insurance contract liabilities H3 1,187 1,240

Deferred tax assets H4 2,708 2,886

Current tax recoverable H4 636 657

Accrued investment income G1,H5 2,473 2,513

Other debtors G1,H5 762 1,232

Total 8,133 9,163

Investments of long-term business and other operations:

Investment properties H7 10,905 11,992

Investments accounted for using the equity method H8 6 10

Financial investments: G1

Loans 8,754 10,491

Equity securities and portfolio holdings in unit trusts 69,354 62,122

Debt securities 101,751 95,224

Other investments 5,132 6,301

Deposits 12,820 7,294

Total 208,722 193,434

Properties held for sale H9 3 –

Cash and cash equivalents G1,H10 5,307 5,955

Total assets B6 227,754 215,542

FINANCIAL STATEMENTS Primary statements

Consolidated statement of financial position > Equity and liabilities

31 December 2009	Note	2009 £m	2008 £m
Equity			
Shareholders' equity	H11	6,271	5,058
Minority interests		32	55
Total equity		6,303	5,113
Liabilities			
Policyholder liabilities and unallocated surplus of with-profits funds:			
Insurance contract liabilities	H12	145,713	136,030
Investment contract liabilities with discretionary participation features	G1	24,880	23,446
Investment contract liabilities without discretionary participation features	G1	15,805	14,501
Unallocated surplus of with-profits funds	H12	10,019	8,414
Total		196,417	182,391
Core structural borrowings of shareholder-financed operations:			
Subordinated debt	H13	2,691	1,987
Other	H13	703	971
Total	G1,H13	3,394	2,958
Other borrowings:			
Operational borrowings attributable to shareholder-financed operations	G1,H13	2,751	1,977
Borrowings attributable to with-profits funds	G1,H13	1,284	1,308
Other non-insurance liabilities:			
Obligations under funding, securities lending and sale and repurchase agreements	G1	3,482	5,572
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	G1	3,809	3,843
Deferred tax liabilities	H4	3,872	3,229
Current tax liabilities	H4	1,215	842
Accruals and deferred income		594	630
Other creditors	G1	1,612	1,496
Provisions	H14	643	461
Derivative liabilities	G1,G3	1,501	4,832
Other liabilities	G1,H15	877	890
Total		17,605	21,795
Total liabilities	B6	221,451	210,429
Total equity and liabilities		227,754	215,542

The consolidated financial statements on pages 119 to 291 were approved by the Board of directors on 8 March 2010 and signed on its behalf.

Harvey McGrath
Chairman

Tidjane Thiam
Group Chief Executive

Nic Nicandrou
Chief Financial Officer

124 Prudential plc Annual Report 2009

Consolidated statement of cash flows

Year ended 31 December 2009 Note 2009 £m 2008 £m

Cash flows from operating activities

Profit (loss) before tax (being tax attributable to shareholders’ and policyholders’ returns)* 1,564 (2,074)

Loss before tax from discontinued operations I9 (14) –

Total profit (loss) before tax 1,550 (2,074)

Changes in operating assets and liabilities:

Investments† (26,388) 32,424

Other non-investment and non-cash assets† (384) (828)

Policyholder liabilities (including unallocated surplus) 24,932 (26,987)

Other liabilities (including operational borrowings) (299) (631)

Interest income and expense and dividend income included in result before tax† (7,267) (7,927)

Other non-cash items (including £559 million in 2009 for the loss on disposal of Taiwan agency business) 650 (74)

Operating cash items:

Interest receipts† 5,734 5,875

Dividend receipts 1,780 2,019

Tax paid (200) (653)

Net cash flows from operating activities 108 1,144

Cash flows from investing activities

Purchases of property, plant and equipment H6 (91) (240)

Proceeds from disposal of property, plant and equipment 54 11

Completion adjustment for previously disposed business I9 (20) –

Disposal of Taiwan agency business I1 (497) –

Net cash flows from investing activities (554) (229)

Cash flows from financing activities

Structural borrowings of the Group: I10

Shareholder-financed operations:

Issue of subordinated debt, net of costs 822 –

Redemption of senior debt (249) –

Interest paid (207) (167)

With-profits operations:

Interest paid (9) (9)

Equity capital:‡

Issues of ordinary share capital H11 3 12

Dividends paid B3 (344) (297)

Net cash flows from financing activities 16 (461)

Net (decrease) increase in cash and cash equivalents (430) 454

Cash and cash equivalents at beginning of year 5,955 4,951

Effect of exchange rate changes on cash and cash equivalents (218) 550

Cash and cash equivalents at end of year H10 5,307 5,955

* This measure is the formal profit (loss) before tax measure under IFRS but it is not the result attributable to shareholders.

† Reclassification adjustments have been made in respect of the 2008 comparatives for these line items as explained in note I10.

‡ Cash movements in respect of equity capital exclude scrip dividends.

FINANCIAL STATEMENTS

Primary

statements

Notes on the Group financial statements > A: Background and accounting policies

A1: Nature of operations

Prudential plc (the Company) together with its subsidiaries (collectively, the Group or Prudential) is an international financial services group with its principal operations in the UK, the US and Asia. The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited (PAC), Prudential Annuities Limited (PAL), Prudential Retirement Income Limited (PRIL) and M&G Investment Management Limited.

In the US, the Group’s principal subsidiary is Jackson National Life Insurance Company (Jackson). The Group also has operations in Hong Kong, Malaysia, Singapore, Indonesia and other Asian countries.

Prudential offers a wide range of retail financial products and services and asset management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investment schemes.

Long-term business products written in the UK and Asia are principally with-profits deposit administration, other conventional and unitised with-profits policies and non-participating pension annuities in the course of payment. Long-term business also includes linked business written in the UK and Asia. The principal products written by Jackson are interest-sensitive deferred annuities and whole-life policies, variable annuities, guaranteed investment contracts, fixed index deferred annuities and term life insurance.

Prudential plc is a public limited company incorporated and registered in England and Wales. The registered office is:

Laurence Pountney Hill London EC4R 0HH

Registered number: 1397169

A2: Basis of preparation

The consolidated financial statements consolidate the Group and the Group’s interest in associates and jointly-controlled entities. The parent company financial statements present information about the Company as a separate entity and not about the Group.

The consolidated financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). The Company has elected to prepare its parent company financial statements in accordance with UK Generally Accepted Accounting Practice (GAAP). These are presented on pages 292 to 301.

The Group has applied all IFRS standards and interpretations adopted by the EU that are effective for financial years commencing on or before 1 January 2009. Further details on the new accounting pronouncements are provided in note A5.

A3: Critical accounting policies, estimates and judgements

a Critical accounting policies

Prudential’s discussion and analysis of its financial condition and results of operations are based upon Prudential’s consolidated financial statements, which have been prepared in accordance with IFRS adopted for use in the EU. Were the Group to apply IFRS as published by the IASB, as opposed to EU-adopted IFRS, no additional measurement adjustments or disclosures would be required.

The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially give rise to different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below.

The critical accounting policies in respect of the items discussed below are critical for the Group’s results insofar as they relate to the Group’s shareholder-financed business. In particular this applies for Jackson which is the largest shareholder-backed business in the Group. The policies are not critical in respect of the Group’s with-profits business. This distinction reflects the basis of recognition of profit and accounting treatment of unallocated surplus of with-profits funds. Additional explanation is provided later in this note and cross-referenced notes as to why the distinction between with-profits business and shareholder-backed business is relevant.

The items discussed below and in cross-referenced notes explain the effect of changes in estimates and the effect of reasonably likely changes in the key assumptions underlying these estimates as of the latest statement of financial position date so as to provide analysis that recognises the different accounting effects on profit and loss or equity. In order to provide relevant analysis that is appropriate to the circumstances applicable to the Group’s businesses, the explanations refer to types of business, fund structure, the relationship between asset and policyholder liability measurement, and the differences in the method of accounting permitted under IFRS 4 for accounting for insurance contract assets, policyholder liabilities and unallocated surplus of the Group’s with-profits funds.

Insurance contract accounting

With the exception of certain contracts described in note D1, the contracts issued by the Group’s life assurance business are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis (MSB) of reporting as set out in the revised Statement of Recommended Practice (SORP) issued by the Association of British Insurers (ABI) has been applied.

126 Prudential plc > Annual Report 2009

In 2005 the Group chose to improve its IFRS accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, ‘Life Assurance’. Under this standard, the main accounting changes that were required for UK with-profits funds were:

• derecognition of deferred acquisition costs and related deferred tax; and

• replacement of MSB liabilities with adjusted realistic basis liabilities.

The results included in the financial statements for 2009 and 2008 reflect this basis.

Unallocated surplus represents the excess of assets over policyholder liabilities for the Group’s with-profits funds that have yet to be appropriated between policyholders and shareholders. The Group has opted to account for unallocated surplus wholly as a liability with no allocation to equity. This treatment reflects the fact that shareholders’ participation in the cost of bonuses arises only on distribution. Shareholder profits on with-profits business reflect one-ninth of the cost of declared bonus.

For Jackson, applying the MSB as applicable to overseas operations which permits the application of local GAAP in some circumstances, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For the assets and liabilities of insurance contracts of Asian operations, the local GAAP is applied with adjustments, where necessary, to comply with UK GAAP. For the operations in Taiwan, Vietnam and Japan, countries where local GAAP is not appropriate in the context of the previously applied MSB, accounting for insurance contracts is based on US GAAP. For participating business the liabilities include provisions for the policyholders’ interest in realised investment gains and other surpluses that, where appropriate, and in particular for Vietnam, have yet to be declared as bonuses.

The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, options and guarantees are valued on a market consistent basis. The basis is described in note D2(f)(ii). For other operations a market consistent basis is not applied under the accounting basis described in note A4. Details of the guarantees, basis of setting assumptions, and sensitivity to altered assumptions are described in notes D3 and D4.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

Under IAS 39, derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognised in the income statement. With the exception of value movements on derivatives held for variable annuity and other equity related hedging activities, the value movements on derivatives held by Jackson are separately identified within the short-term fluctuations in investment returns identified as part of the Group’s segment results described below and in note B1.

Derivative value movements in respect of equity risk within variable annuity business and other equity related hedging activities are included within the operating profit based on longer-term investment returns.

For derivative instruments of Jackson, the Group has considered whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were:

• IAS 39 hedging criteria have been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts;

• the high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions;

• the difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson’s derivative book;

• the complexity of asset and liability matching of US life insurers such as those with Jackson’s product range; and finally

• whether it is possible or desirable, without an unacceptable level of costs and constraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

Taking account of these considerations the Group has decided that, except for certain minor categories of derivatives, it is not appropriate to seek to achieve hedge accounting under IAS 39. As a result of this decision the total income statement results are more volatile as the movements in the value of Jackson’s derivatives are reflected within it.

Under IAS 39, unless carried at amortised cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements, unless impaired, being recorded as movements within other comprehensive income. Impairments are recorded in the income statement.

Presentation of results before tax

The total tax charge for the Group reflects tax that in addition to relating to shareholders’ profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note F5. However, pre-tax profits are determined after transfers to or from unallocated surplus of with-profits funds. These transfers are in turn determined after taking account of tax borne by with-profits funds. Consequently reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. In order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components.

FINANCIAL

STATEMENTS A

Notes on the Group financial statements > A: Background and accounting policies > continued

A3: Critical accounting policies, estimates and judgements continued

Segmental analysis of results and earnings attributable to shareholders

The Group uses operating profit based on longer-term investment returns as the segmental measure of its results. The basis of calculation is disclosed in note A4(d).

For shareholder-backed business, with the exception of debt securities held by Jackson and assets classified as loans and receivables, all financial investments and investment property are designated as assets at fair value through profit and loss. Short-term fluctuations in investment returns on such assets held by with-profits funds, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as liabilities and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus. However, for shareholder-backed businesses the short-term fluctuations affect the result for the year and the Group provides additional analysis of results to provide information on results before and after short-term fluctuations in investment returns.

b Critical accounting estimates and judgements

Investments

Determining the fair value of financial investments when the markets are not active

The Group holds certain financial investments for which the markets are not active. These can include financial investments which are not quoted on active markets and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. When the markets are not active, there is generally no or limited observable market data to account for financial investments at fair value. The determination of whether an active market exists for a financial investment requires management’s judgement.

If the market for a financial investment of the Group is not active, the fair value is determined by using valuation techniques. The Group establishes fair value for these financial investments by using quotations from independent third-parties, such as brokers or pricing services or by using internally developed pricing models. Priority is given to publicly available prices from independent sources, when available but overall, the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments.

The financial investments measured at fair value are classified into the following three level hierarchy on the basis of the lowest level of inputs that is significant to the fair value measurement of the financial investment concerned: Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities Level 2: Inputs other than quoted prices included within level 1 that are observable either directly or indirectly (i.e. derived from prices).

Level 3: Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

At 31 December 2009, £5,557 million of the financial investments (net of derivative liabilities) valued at fair value were classified as level 3. Of these £1,684 million are held to back shareholder non-linked business and so changes to these valuations will directly impact shareholders’ equity. Further details of the classification of financial instruments are given in note G1.

Determining impairments relating to financial assets

Available-for-sale securities

Financial investments carried on an available-for-sale basis are represented by Jackson’s debt securities portfolio. The consideration of evidence of impairment requires management’s judgement. In making this determination the factors considered include, for example,

• Whether the decline of the financial investment’s fair value is substantial.

A substantial decline in fair value might be indicative of a credit loss event that would lead to a measurable decrease in the estimated future cash flows.

• The impact of the duration of the security on the calculation of the revised estimated cash flows. The duration of a security for maturity helps to inform whether assessments of estimated future cash flows that are higher than market value are reasonable.

• The duration and extent to which the amortised cost exceeds fair value.

This factor provides an indication of how the contractual cash flows and effective interest rate of a financial asset compares with the implicit market estimate of cash flows and the risk attaching to a ‘fair value’ measurement. The length of time for which that level of difference has been in place may also provide further evidence as to whether the market assessment implies an impairment loss has arisen.

• The financial condition and prospects of the issuer or other observable conditions that indicate the investment may be impaired. If a loss event that will have a detrimental effect on cash flows is identified an impairment loss in the income statement is recognised. The loss recognised is determined as the difference between the book cost and the fair value of the relevant impaired securities. This loss comprises the effect of the expected loss of contractual cashflows and any additional market-price-driven temporary reductions in values.

128 Prudential plc > Annual Report 2009

For Jackson’s residential mortgage-backed and other asset-backed securities, all of which are classified as available-for-sale, the model used to analyse cash flows, begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effect. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered, or is anticipated to suffer, contractual principal or interest payment shortfall. If a shortfall applies an impairment charge is recorded. The difference between the fair value and book cost for unimpaired securities accounted for as available-for-sale, falls to be accounted for as unrealised gains or losses, with the movements in the accounting period being accounted for in other comprehensive income.

The Group’s review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods. The preceding note in this section provides explanation on how fair value is determined when the markets for the financial investments are not active. Further, additional details on the impairments of the available-for-sale securities of Jackson are described in notes D3 and G5.

Assets held at amortised cost

Financial assets classified as loans and receivables under IAS 39 are carried at amortised cost using the effective interest rate method. The loans and receivables include loans collateralised by mortgages, deposits and loans to policyholders. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset’s original or variable effective interest rate and exclude credit losses that have not yet been incurred.

The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Group may later decide to sell the asset as a result of changed circumstances.

Insurance contracts

Product classification

IFRS 4 requires contracts written by insurers to be classified as either ‘insurance contracts’ or ‘investment contracts’ depending on the level of insurance risk transferred. Insurance risk is a pre-existing risk, other than financial risk, transferred from the contract holder to the contract issuer. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participating features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits: a that are likely to be a significant portion of the total contract benefits; b whose amount or timing is contractually at the discretion of the insurer; and c that are contractually based on asset or fund performance, as discussed in IFRS 4.

Accordingly, insurers must perform a product classification exercise across their portfolio of contracts issued to determine the allocation to these various categories. IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, as described subsequently, this basis has been applied by the Group.

For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract.

Valuation assumptions i Contracts of with-profits funds

The Group’s insurance contracts and investment contracts with discretionary participating features are primarily with-profits and other protection type policies. For UK regulated with-profits funds, the contract liabilities are valued by reference to the UK Financial Services Authority’s (FSA) realistic basis. In aggregate, this basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

The basis of determining liabilities for the Group’s with-profits business has little or no effect on the results attributable to shareholders. This is because movements on liabilities of the with-profits funds are absorbed by the unallocated surplus. Except through indirect effects, or in remote circumstances as described below, changes to liability assumptions are therefore reflected in the carrying value of the unallocated surplus, which is accounted for as a liability rather than shareholders’ equity.

A detailed explanation of the basis of liability measurement is contained in note D2(f)(ii).

The Group’s other with-profits contracts are written in with-profits funds that operate in some of the Group’s Asian operations. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the PAC with-profits funds, are determined differently. For these contracts the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are: the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

FINANCIAL

STATEMENTS A

Notes on the Group financial statements > A: Background and accounting policies > continued

A3: Critical accounting policies, estimates and judgements continued

For liabilities determined using the basis described above for UK regulated with-profits funds, and the other liabilities described in the preceding paragraph, changes in estimates arising from the likely range of possible changes in underlying key assumptions have no direct impact on the reported profit.

This lack of sensitivity reflects the with-profits fund structure, basis of distribution, and the application of previous GAAP to the unallocated surplus of with-profits funds as permitted by IFRS 4. Changes in liabilities of these contracts that are caused by altered estimates are absorbed by the unallocated surplus of the with-profits funds with no direct effect on shareholders’ equity. The Company’s obligations and more detail on such circumstances are described in note H14.

ii Other contracts

Contracts, other than those of with-profits funds, are written in shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed in notes D2, D3 and D4. From the perspective of shareholder results the key sensitivity relates to the assumption for allowance for credit risk for UK annuity business. Prior to its disposal of the Taiwan agency business in the first half of 2009, the Group’s financial results were also sensitive to the assumed future investment returns for that business.

Jackson

Jackson offers individual fixed annuities, fixed index annuities, immediate annuities, variable annuities, individual and variable life insurance and institutional products. With the exception of institutional products and an incidental amount of business for annuity certain contracts, which are accounted for as investment contracts under IAS 39, all of Jackson’s contracts are accounted for under IFRS 4 as insurance contracts by applying US GAAP, the previous GAAP used before IFRS adoption. Under US GAAP the requirements of SFAS 60 ‘Accounting and Reporting for Insurance Enterprises’ and SFAS 97 ‘Accounting and Reporting by Insurance Enterprises for certain Long-Duration Contracts and for Realised Gains and Losses from the Sale of Investments’ apply to these contracts. The accounting requirements under these standards and the effect of changes in valuation assumptions are considered below for fixed annuity, variable annuity and traditional life insurance contracts.

Fixed annuity contracts, which are investment contracts under US GAAP terminology, are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely deferred income, any amounts previously assessed against policyholders that are refundable on termination of the contract, and any premium deficiency, i.e., any probable future loss on the contract. These types of contracts contain considerable interest rate guarantee features. Notwithstanding the accompanying market risk exposure, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of Jackson’s fixed annuity products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement.

Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business the key assumption is the expected long-term level of equity market returns, which for 2009 and 2008 was 8.4 per cent per annum (gross of fund management fees) determined using a mean reversion methodology. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years. Further details are explained in note D3(h).

These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortisation of deferred acquisition costs as described below and the required level of provision for guaranteed minimum death benefit claims.

For traditional life insurance contracts, provisions for future policy benefits are determined using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk. This reflects the principally spread and fee-based nature of Jackson’s business.

Asian operations

The insurance products written in the Group’s Asian operations principally cover with-profits business, unit-linked business, and other non-participating business. The results of with-profits business are relatively insensitive to changes in estimates and assumptions that affect the measurement of policyholder liabilities. As for the UK business, this feature arises because unallocated surplus is accounted for by the Group as a liability. The results of Asian unit-linked business are also relatively insensitive to changes in estimates or assumptions. Prior to its disposal in the first half of 2009, the principal non-participating business in the Group’s Asian operations, for which changes in estimates and assumptions was important from year to year, was the traditional whole-life business written in Taiwan. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included an allowance for mortality and expenses. This business was therefore especially sensitive to falling interest rates. This exposure has been removed following the disposal of the Taiwan agency business. The remaining non-participating business in Asia remains sensitive to interest rates but this sensitivity is of a much lower order. Further details are provided in D4(i).

130 Prudential plc > Annual Report 2009

Deferred acquisition costs

Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime as described in note A4, these costs, which vary with, and are primarily related to, the production of new business, are capitalised and amortised against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

The deferral and amortisation of acquisition costs is of most relevance to the Group’s results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed business is for individual and group annuity business where the incidence of acquisition costs is negligible.

Jackson

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of Jackson’s actual industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed mortality studies.

For variable annuity business, the key assumption is the expected long-term level of equity market returns as described above. The level of acquisition costs carried in the statement of financial position is also sensitive to unrealised valuation movements on debt securities held to back the liabilities and solvency capital. Further details are explained in notes D3(h) and H1.

Asian operations

In 2008, a number of changes were made to the basis of estimating the level of deferred acquisition costs, as described in note D4(h)(c).

Pensions

The Group applies the requirements of IAS 19, ‘Employee benefits’ and associated interpretations including IFRIC 14 ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’, to its defined benefit pension schemes. The principal deferred benefit pension scheme is the Prudential Staff Pension Scheme (PSPS). For PSPS the terms of the trust deed restrict shareholders’ access to any underlying surplus. Accordingly, applying the interpretation of IFRIC 14, any underlying IAS 19 basis surplus is not recognised for IFRS reporting. The financial position for PSPS recorded in the IFRS financial statements reflects the higher of any underlying IAS 19 deficit and any obligation for deficit funding.

The economic participation in the surplus or deficits attaching to the PSPS and the smaller Scottish Amicable Pensions Scheme (SAPS) are shared between the PAC with-profits sub-fund (WPSF) and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment.

In the case of PSPS, movements in the apportionment of the financial position for PSPS between the WPSF and shareholders’ funds in 2009 reflect the 70/30 ratio applied to the base deficit position as at 31 December 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees. For SAPS the ratio is estimated to be 50/50 between the WPSF and shareholders’ funds.

Due to the inclusion of actuarial gains and losses in the income statement rather than being recognised in other comprehensive income, the results of the Group are affected by changes in interest rates for corporate bonds that affect the rate applied to discount projected pension payments, changes in mortality assumptions and changes in inflation assumptions.

Deferred tax

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The taxation regimes applicable across the Group apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. The judgements made, and uncertainties considered, in arriving at deferred tax balances in the financial statements are discussed in note H4.

Goodwill

Goodwill impairment testing requires the exercise of judgement by management as to prospective future cash flows. Further information is disclosed in note H1.

FINANCIAL

STATEMENTS A

Notes on the Group financial statements > A: Background and accounting policies > continued

A4: Significant accounting policies

a Financial instruments other than financial instruments classified as long-term business contracts

Investment classification

Under IAS 39, subject to specific criteria, financial instruments should be accounted for under one of the following categories: financial investments at fair value through profit and loss, financial investments held on an available-for-sale basis, financial investments held-to-maturity or loans and receivables. Upon initial recognition, financial investments are measured at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. These IAS 39 classifications have been changed by IFRS 9 ‘Financial Investments: Classification and Measurement’ which is not required to be adopted until 2013 and is still subject to EU endorsement. This standard has not been adopted by the Group in 2009. The Group holds financial investments on the following bases: i Financial assets and liabilities at fair value through profit and loss – this comprises assets and liabilities designated by management as fair value through profit and loss on inception and derivatives that are held for trading. These investments are measured at fair value with all changes thereon being recognised in investment income. ii Financial investments on an available-for-sale basis – this comprises assets that are designated by management and/or do not fall into any of the other categories. These investments are carried at fair value. Interest income is recognised on an effective interest basis in the income statement. Except for foreign exchange gains and losses on debt securities, not in functional currency, which are included in the income statement, unrealised gains and losses are recognised in other comprehensive income (i.e. outside of the income statement). Upon disposal or impairment, accumulated unrealised gains and losses are transferred from other comprehensive income to the income statement as realised gains or losses. iii Loans and receivables – this comprises non-quoted investments that have fixed or determinable payments and are not designated as fair value through profit and loss or available-for-sale. These investments include loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are carried at amortised cost using the effective interest method.

As permitted under IAS 39 the Group has designated certain financial assets as fair value through profit and loss as these assets are managed and their performance is evaluated on a fair value basis. These assets represent all of the Group’s financial assets other than loans and receivables and debt securities held by Jackson. Debt securities held by Jackson are accounted for on an available-for-sale basis. The use of the fair value option is consistent with the Group’s risk management and investment strategies.

The Group uses the trade date method to account for regular purchases and sales of financial assets.

Use of fair values

The Group uses current bid prices to value its investments with quoted prices. Actively traded investments without quoted prices are valued using prices provided by third parties. If there is no active established market for an investment, the Group applies an appropriate valuation technique such as a discounted cash flow technique. Additional details are provided in note G1.

Impairments

The Group assesses at each statement of financial position date, whether there is objective evidence that a financial asset or group of financial assets not held at fair value through profit and loss is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (a loss event) and that a loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of financial assets is impaired includes observable data that comes to the attention of the Group. For assets designated as available-for-sale, the initial impairment is the cumulative loss which is removed from the available-for-sale reserve within equity and recognised in the income statement. Any subsequent impairment loss is measured as the cumulative loss, less any impairment loss previously recognised.

For loans and receivables carried at amortised cost, the impairment amount is the difference between carrying value and the present value of the expected cash flows discounted at the original effective interest rate.

If, in subsequent periods, an impaired debt security held on an available-for-sale basis or an impaired loan or receivable recovers in value (in part or in full), and this recovery can be objectively related to an event occurring after the impairment, then the previously recognised impairment loss is reversed through the income statement (in part or in full).

Derivatives and hedge accounting

Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes.

The Group may designate certain derivatives as hedges. This includes fair value hedges, cash flow hedges and hedges of net investments in foreign operations. If the criteria for hedge accounting are met then the following accounting treatments are applied from the date at which the designation is made and the accompanying requisite documentation is in place: i Hedges of net investments in foreign operations – the effective portion of any change in fair value of derivatives or other financial instruments designated as net investment hedges are recognised in other comprehensive income (i.e. outside of the income statement). The ineffective portion of changes in the fair value of the hedging instrument is recorded in the income statement. The gain or loss on the hedging instrument recognised directly in other comprehensive income, is recognised in the income statement on disposal of the foreign operation.

132 Prudential plc > Annual Report 2009

ii Fair value hedges – movements in the fair value of the hedged item attributable to the hedged risk are recognised in the income statement.

iii Cash flow hedges – the effective portion of changes in the fair value of derivatives designated as cash flow hedges is recognised in other comprehensive income (i.e. outside of the income statement). Movements in fair value relating to the ineffective portion are booked in the income statement. Amounts recognised in other comprehensive income are recorded in the income statement in the periods in which the hedged item affects profit or loss.

All derivatives that do not meet the relevant hedging criteria are carried at fair value with movements in fair value being recorded in the income statement.

The primary areas of the Group’s continuing operations where derivative instruments are held are the UK with-profits funds and annuity business, and Jackson.

For the Group’s continuing operations, hedge accounting under IAS 39 is not usually applied. The exceptions, where hedge accounting has been applied in 2009 and 2008, are summarised in note G3.

For UK with-profits funds the derivative programme is undertaken as part of the efficient management of the portfolio as a whole. As noted in section D2 value movements on the with-profits funds investments are reflected in changes in asset-share liabilities to policyholders or the liability for unallocated surplus. Shareholders’ profit and equity are not affected directly by value movements on the derivatives held.

For UK annuity business the derivatives are held to contribute to the matching as far as practical, of asset returns and duration with those of liabilities to policyholders. The carrying value of these liabilities is sensitive to the return on the matching financial assets including derivatives held. Except for the extent of minor mismatching, value movements on derivatives held for this purpose do not affect shareholders’ profit or equity.

For Jackson an extensive derivative programme is maintained. Value movements on the derivatives held can be very significant in their effect on shareholder results. The Group has chosen generally not to seek to construct the Jackson derivative programme so as to facilitate hedge accounting where theoretically possible, under IAS 39. Further details on this aspect of the Group’s financial reporting are described in note A3.

Embedded derivatives

Embedded derivatives are present in host contracts issued by various Group companies, in particular for Jackson. They are embedded within other non-derivative host financial instruments and insurance contracts to create hybrid instruments. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognised in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39.

In addition, the Group applies the requirement of IFRS 4 to not separate and fair value surrender options embedded in host contracts and with-profits investment contracts whose strike price is either a fixed amount or a fixed amount plus interest. Further details on the valuation basis for embedded derivatives attaching to Jackson’s life assurance contracts are provided in note D3(f).

Securities lending including repurchase agreements

The Group is party to various securities lending agreements under which securities are loaned to third-parties on a short-term basis. The loaned securities are not derecognised; rather, they continue to be recognised within the appropriate investment classification. The Group’s policy is that collateral in excess of 100 per cent of the fair value of securities loaned is required from all securities’ borrowers and typically consists of cash, debt securities, equity securities or letters of credit.

In cases where the Group takes possession of the collateral under its securities lending programme, the collateral, and corresponding obligation to return such collateral, are recognised in the consolidated statement of financial position.

Derecognition of financial assets and liabilities

The Group’s policy is to derecognise financial assets when it is deemed that substantially all the risks and rewards of ownership have been transferred. The Group also derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire. Where the Group neither transfers nor retains substantially all the risks and rewards of ownership, the Group will derecognise the financial asset where it is deemed that the Group has not retained control of the financial asset.

Where the transfer does not result in the Group transferring the right to receive the cash flows of the financial assets, but does result in the Group assuming a corresponding obligation to pay the cash flows to another recipient, the financial assets are also accordingly derecognised providing all of the following conditions are met:

• the Group has no obligation to pay amounts to the eventual recipients unless it collects the equivalent amounts from the original asset;

• the Group is prohibited by the terms of the transfer contract from selling or pledging the original asset; and

• the Group has an obligation to remit any cash flows it collects on behalf of the eventual recipients without material delay.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

Borrowings

Although initially recognised at fair value, net of transaction costs, borrowings, excluding liabilities of consolidated collateralised debt obligations, are subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortised through the income statement to the date of maturity or for hybrid debt, over the expected life of the instrument.

FINANCIAL

STATEMENTS A

Notes on the Group financial statements > A: Background and accounting policies > continued

A4: Significant accounting policies continued

Financial liabilities designated at fair value through profit and loss

Consistent with the Group’s risk management and investment strategy and the nature of the products concerned, the Group has designated under IAS 39 classification certain financial liabilities at fair value through profit and loss as these instruments are managed and their performance evaluated on a fair value basis. These instruments include liabilities related to consolidated collateralised debt obligations and net assets attributable to unit holders of consolidated unit trusts and similar funds.

b Long-term business contracts

Income statement treatment

Premiums and claims

Premium and annuity considerations for conventional with-profits policies and other protection type insurance policies are recognised as revenue when due. Premiums and annuity considerations for linked policies, unitised with-profits and other investment type policies are recognised as revenue when received or, in the case of unitised or unit-linked policies, when units are issued. These amounts exclude any taxes or duties assessed based on premiums.

Policy fees charged on linked and unitised with-profits policies for mortality, asset management and policy administration are recognised as revenue when related services are provided.

Claims paid include maturities, annuities, surrenders and deaths. Maturity claims are recorded as charges on the policy maturity date. Annuity claims are recorded when each annuity instalment becomes due for payment. Surrenders are charged to the income statement when paid and death claims are recorded when notified.

For investment contracts which do not contain discretionary participating features, the accounting is carried out in accordance with IAS 39 to reflect the deposit nature of the arrangement, with premiums and claims reflected as deposits and withdrawals and taken directly to the statement of financial position as movements in the financial liability balance.

Acquisition costs

With the exception of costs incurred in respect of with-profits contracts valued on a realistic basis, costs of acquiring new insurance business, principally commissions, marketing and advertising costs and certain other costs associated with policy issuance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalised as part of deferred acquisition costs (DAC), which are included as an asset in the statement of financial position. The DAC asset in respect of insurance contracts is amortised against margins in future revenues on the related insurance policies, to the extent that the amounts are recoverable out of the margins. Recoverability of the unamortised DAC asset is assessed at the time of policy issue and reviewed if profit margins have declined.

Under IFRS, investment contracts (excluding those with discretionary participation features) accounted for as financial liabilities in accordance with IAS 39 which also offers investment management services, require the application of IAS 18 for the revenue attached to these services. The Group’s investment contracts primarily comprise certain unit-linked savings contracts in the UK and Asia and contracts with fixed and guaranteed terms in the US (such as guaranteed investment contracts and annuity-certains) all of which offer an investment service.

Incremental, directly attributable acquisition costs relating to the investment management element of these contracts are capitalised and amortised in line with the related revenue. If the contracts involve up-front charges, this income is also deferred and amortised through the income statement in line with contractual service provision.

UK regulated with-profits funds

Prudential’s long-term business written in the UK comprises predominantly life insurance policies with discretionary participating features under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group’s Asian operations subject to local market and regulatory conditions. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group’s long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders’ profits with respect to bonuses declared on with-profits business correspond to the shareholders’ share of the cost of bonuses as declared by the board of directors. The shareholders’ share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

Annual bonuses are declared and credited each year to with-profits policies. The annual bonuses increase policy benefits and, once credited, become guaranteed. Annual bonuses are charged to the profit and loss account in the year declared. Final bonuses are declared each year and accrued for all policies scheduled to mature and for death benefits expected to be paid during the next financial year. Final bonuses are not guaranteed and are only paid on policies that result from claims through the death of the policyholder or maturity of the policy within the period of declaration or by concession on surrender. No policyholder benefit provisions are recorded for future annual or final bonus declarations.

The policyholders’ liabilities of the regulated with-profits funds are accounted for under FRS 27. Under FRS 27 for the UK with-profits funds:

• no deferred acquisition costs and related deferred tax are recognised; and

• adjusted realistic basis liabilities instead of MSB liabilities are recognised.

134 Prudential plc > Annual Report 2009

FRS 27 realistic basis liabilities are underpinned by the FSA’s Peak 2 basis of reporting. This Peak 2 basis requires the value of liabilities to be calculated as:

• a with-profits benefits reserve (WPBR); plus

• future policy related liabilities (FPRL); plus

• the realistic current liabilities of the fund.

The WPBR is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future policyholder benefits and other outgoings.

The FPRL must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount is determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.

The assumptions used in the stochastic models are calibrated to produce risk-free returns on each asset class. Volatilities of, and correlations between, investment returns from different asset classes are as determined by the Group’s Portfolio Management Group on a market consistent basis.

The cost of guarantees, options and smoothing is very sensitive to the bonus, market value reduction (MVR) and investment policies the Group employs and therefore the stochastic modelling incorporates a range of management actions that would help to protect the fund in adverse scenarios. Substantial flexibility has been included in the modelled management actions in order to reflect the discretion that the Group retains in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with management’s policy for with-profits funds and the disclosures made in the publicly available Principles and Practices of Financial Management.

The realistic basis liabilities representing the Peak 2 basis realistic liabilities for with-profits business included in Form 19 of the FSA regulatory returns exclude the element for the shareholders’ share of the future bonuses. For accounting purposes under FRS 27, this latter item is reversed because, consistent with the current basis of financial reporting, shareholder transfers are recognised only on declaration.

Unallocated surplus

The unallocated surplus represents the excess of assets over policyholder liabilities for the Group’s with-profits funds. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation on investments.

Other insurance contracts (i.e. contracts which contain significant insurance risk as defined under IFRS 4)

For these contracts UK GAAP has been applied, which reflects the MSB. Under this basis the following approach applies:

Other UK insurance contracts

Other UK insurance contracts that contain significant insurance risk include unit-linked, annuity and other non-profit business. For the purposes of local regulations, segregated accounts are established for linked business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year. Mortality rates used in establishing policyholder benefit are based on published mortality tables adjusted to reflect actual experience.

Overseas subsidiaries

The assets and liabilities of insurance contracts of overseas subsidiaries are determined initially using local GAAP bases of accounting with subsequent adjustments where necessary to comply with the Group’s accounting policies.

Jackson

The future policyholder benefit provisions for Jackson’s conventional protection-type policies are determined using the net level premium method under US GAAP principles and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviations. For non-conventional protection-type policies, the policyholder benefit provision included within policyholder liabilities in the consolidated statement of financial position is the policyholder account balance.

For the business of Jackson, the determination of the expected emergence of margins, against which the amortisation profile of the DAC asset is established, is dependent on certain key assumptions. For single premium deferred annuity business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. For variable annuity business, the key assumption is the expected long-term level of equity market returns which, for 2009 and 2008, was 8.4 per cent per annum, implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on fee income and the required level of provision for guaranteed minimum death benefit claims.

Jackson accounts for the majority of its investment portfolio on an available-for-sale basis (see investment policies above) whereby unrealised gains and losses are recognised in other comprehensive income. As permitted by IFRS 4, Jackson has used shadow accounting. Under shadow accounting, to the extent that recognition of unrealised gains or losses on available-for-sale securities causes adjustments to the carrying value and amortisation patterns of DAC and deferred income, these adjustments are recognised in other comprehensive income to be consistent with the treatment of the gains or losses on the securities.

FINANCIAL

STATEMENTS A

Notes on the Group financial statements > A: Background and accounting policies > continued

A4: Significant accounting policies continued

Asian operations

Except for the operations in Taiwan, Vietnam and Japan, the future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. For the Hong Kong business, which is a branch of the PAC, and the Singapore and Malaysian operations, the valuation principles and sensitivities to changes of assumptions of conventional with-profits and other protection-type policies are similar to those described above for equivalent products written by the UK operations. Refinements to the local reserving methodology are generally treated as change in estimates, dependent on the nature of the change. Such a refinement arose in 2009 in respect of Malaysia as explained in note D4(h).

For the operations in Taiwan, Vietnam and Japan, countries where local GAAP is not appropriate in the context of the previously applied MSB, accounting for insurance contracts is based on US GAAP. For these three operations the business written is primarily non-participating and linked business. The future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. Where appropriate, liabilities for participating business for these three operations include provisions for the policyholders’ interest in realised investment gains and other surpluses that have yet to be declared as bonuses.

Although the basis of valuation of Prudential’s overseas operations is in accordance with the requirements of the Companies Act 2006 and ABI SORP, the valuation of policyholder benefit provisions for these businesses may differ from that determined on a UK MSB for UK operations with the same features. These differences are permitted under IFRS 4.

Liability adequacy

The Group performs liability adequacy testing on its insurance provisions to ensure that the carrying amounts of provisions (less related DAC and present value of in-force business – see policy on business acquisitions and disposals) is sufficient to cover current estimates of future cash flows. When performing the liability adequacy test, the Group discounts all contractual cash flows and compares this amount to the carrying value of the liability. Any deficiency is immediately charged to the income statement.

Reinsurance

In the normal course of business, the Group seeks to reduce loss exposure by reinsuring certain levels of risk in various areas of exposure with other insurance companies or reinsurers. An asset or liability is recognised in the consolidated statement of financial position representing premiums due to, or payments due from reinsurers and the share of benefits and claims recoverable from reinsurers. The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts.

The only material purchases of reinsurance contracts in the periods of the results in the financial statements arise in Jackson. Gains arising on the purchase of reinsurance contracts by Jackson are deferred and amortised over the contract duration. Any loss is recognised in the income statement immediately.

Investment contracts (contracts which do not contain significant insurance risk as defined under IFRS 4)

For investment contracts with discretionary participation features, the accounting basis is consistent with the accounting for similar with-profits insurance contracts. Other investment contracts are accounted for on a basis that reflects the hybrid nature of the arrangements whereby part is accounted for as a financial instrument under IAS 39 and the investment management service component is accounted for under IAS 18.

For those investment contracts in the US with fixed and guaranteed terms, the Group uses the amortised cost model to measure the liability. On contract inception, the liability is measured at fair value less incremental, directly attributable acquisition costs.

Remeasurement at future reporting dates is on an amortised cost basis utilising an effective interest rate methodology whereby the interest rate utilised discounts to the net carrying amount of the financial liability.

Those investment contracts without fixed and guaranteed terms are designated at fair value through profit and loss because the resulting liabilities are managed and their performance is evaluated on a fair value basis. Fair value is based upon the fair value of the underlying assets of the fund. Where the contract includes a surrender option its carrying value is subject to a minimum carrying value equal to its surrender value.

c Other assets, liabilities, income and expenditure

Basis of consolidation

The Group consolidates those entities it is deemed to control. The degree of control is determined by the ability of the Group to govern the financial and operating policies of an entity in order to obtain benefits. Consideration is given to other factors such as potential voting rights.

The Group has consolidated special purpose entities (SPEs), such as funds holding collateralised debt obligations (CDOs), where evaluation of the substance of the relationship between the SPE and the Group indicates that the Group is deemed to control the SPE under IFRS.

The Group holds investments in internally and externally managed open-ended investment companies (OEICs) and unit trusts. These are consolidated where the Group’s percentage ownership level is 50 per cent or greater. The Group’s percentage ownership levels in these entities can fluctuate from day to day according to changes in the Group’s and third-party participation in the funds. In instances where the Group’s ownership of internally managed funds declines marginally below 50 per cent and, based on historical analysis and future expectations the decline in ownership is expected to be temporary, the funds continue to be consolidated as subsidiaries under IAS 27.

136 Prudential plc > Annual Report 2009

Where the Group exercises significant influence or has the power to exercise significant influence over an entity, generally through ownership of 20 per cent or more of the entity’s voting rights, but does not control the entity, then this is considered to be an investment in an associate. With the exception of those referred to below, the Group’s investments in associates are recorded at the Group’s share of the associates’ net assets. The carrying value of investments in associates is adjusted each year for the Group’s share of the entities’ profit or loss. This does not apply to investments in associates held by the Group’s insurance or investment funds including the venture capital business or mutual funds and unit trusts, which as permitted by IAS 28 are carried at fair value through profit and loss.

The Group’s investments in joint ventures are recognised using proportional consolidation whereby the Group’s share of an entity’s individual balances are combined line-by-line with similar items into the Group financial statements.

Other interests in entities, where significant influence is not exercised, are carried as investments at fair value through profit and loss. The consolidated financial statements of the Group include the assets, liabilities and results of the Company and subsidiary undertakings in which Prudential has a controlling interest, using accounts drawn up to 31 December 2009 except where entities have non-coterminous year ends. In such cases, the information consolidated is based on the accounting period of these entities and is adjusted for material changes up to 31 December. Accordingly, the information consolidated is deemed to cover the same period for all entities throughout the Group. The results of subsidiaries are included in the financial statements from the date control commences to the date control ceases. All inter-company transactions are eliminated on consolidation. Results of asset management activities include those for managing internal funds.

Investment properties

Investments in leasehold and freehold properties not for occupation by the Group including from 2009 properties under development for future use as investment properties, are carried at fair value, with changes in fair value included in the income statement. Properties are valued annually either by the Group’s qualified surveyors or by taking into consideration the advice of professional external valuers using the Royal Institution of Chartered Surveyors (RICS) guidelines. The RICS guidelines apply separate assumptions to the value of the land, buildings and tenancy associated with each property. Each property is externally valued at least once every three years. The cost of additions and renovations is capitalised and considered when estimating fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific property. If this information is not available, the Group uses alternative valuation methods such as discounted cash flow projections or recent prices in less active markets.

Leases of investment property where the Group has substantially all the risks and rewards of ownership are classified as finance leases (leasehold property). Finance leases are capitalised at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Where a lease has a contingent rent element, the rent is calculated in accordance with individual lease terms and charged as an expense as incurred.

Pension schemes

The Group operates a number of pension schemes around the world. The largest of these schemes is the PSPS, a defined benefit scheme. The Group also operates defined contribution schemes. Defined contribution schemes are schemes where the Company pays contributions into a fund and the Company has no legal or constructive obligation to pay further contributions should the assets of that fund be insufficient to pay the employee benefits relating to employee service in both current and prior periods. Defined benefit schemes are post-employment benefit plans that are not defined contribution schemes.

For the Group’s defined benefit schemes, if the present value of the defined benefit obligation exceeds the fair value of the scheme assets, then a liability is recorded in the Group’s statement of financial position. By contrast, if the fair value of the assets exceeds the present value of the defined benefit obligation then the surplus will only be recognised if the nature of the arrangements under the trust deed, and funding arrangements between the Trustee and the Company support the availability of refunds or recoverability through agreed reductions in future contributions. In addition, if there is a constructive obligation for the Company to pay deficit funding, this is also recognised.

The Group utilises the projected unit credit method to calculate the defined benefit obligation. Estimated future cash flows are then discounted at a high-quality corporate bond rate, adjusted to allow for the difference in duration between the bond index and the pension liabilities where appropriate, to determine its present value. These calculations are performed by independent actuaries.

The plan assets of the Group’s pension schemes exclude several insurance contracts that have been issued by the Group. These assets are excluded from plan assets in determining the pension obligation recognised in the consolidated statement of financial position.

The aggregate of the actuarially determined service costs of the currently employed personnel and the unwind of discount on liabilities at the start of the period, less the expected investment return on scheme assets at the start of the period, is charged to the income statement. Actuarial gains and losses as a result of changes in assumptions or experience variances are also charged or credited to the income statement.

Contributions to the Group’s defined contribution schemes are expensed when due. Once paid, the Group has no further payment obligations. Any prepayments are reflected as an asset on the statement of financial position.

Share-based payments

The Group offers share award and option plans for certain key employees and a Save As You Earn (SAYE) plan for all UK and certain overseas employees. The arrangements for distribution to employees of shares held in trust relating to share award plans and for entitlement to dividends depend upon the particular terms of each plan. Shares held in trust relating to these plans are conditionally gifted to employees.

FINANCIAL

STATEMENTS A

Notes on the Group financial statements > A: Background and accounting policies > continued

A4: Significant accounting policies continued

The compensation expense charged to the income statement is primarily based upon the fair value of the options granted, the vesting period and the vesting conditions. Vesting conditions exclude the ability of an employee to voluntarily exit a scheme and such exits are treated as an acceleration of vesting and hence a shortening of the period over which the expense is charged. The Group revises its estimate of the number of options likely to be exercised at each statement of financial position date and adjusts the charge to the income statement accordingly. Where the share-based payment depends upon vesting outcomes attaching to market-based performance conditions, additional modelling is performed to estimate the fair value of the awards. No subsequent adjustment is then made to the fair value charge for awards that do not vest on account of these performance conditions not being met.

The Company has established trusts to facilitate the delivery of Prudential plc shares under employee incentive plans and savings-related share option schemes. None of the trusts that hold shares for employee incentive and savings plans continue to hold these shares once they are issued to employees. The cost to the Company of acquiring these treasury shares held in trusts is shown as a deduction from shareholders’ equity.

Tax

The Group’s UK subsidiaries each file separate tax returns. Jackson and other foreign subsidiaries, where permitted, file consolidated income tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company or both are 75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for purposes of determining current and deferred taxes.

Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

Deferred taxes are provided under the liability method for all relevant temporary differences, being the difference between the carrying amount of an asset or liability in the statement of financial position and its value for tax purposes. IAS 12, ‘Income Taxes’ does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. The tax effects of losses available for carry forward are recognised as an asset. Deferred tax assets are only recognised when it is more likely than not, that future taxable profits will be available against which these losses can be utilised. Deferred tax related to charges or credits taken to other comprehensive income is also credited or charged to other comprehensive income and is subsequently recognised in the income statement together with the deferred gain or loss.

The tax charge for long-term business includes tax expense on with-profits funds attributable to both the policyholders and the shareholders. Different tax rules apply under UK law depending upon whether the business is life insurance or pension business. Tax on the life insurance business is based on investment returns less expenses attributable to that business. Tax on the pension business is based on the shareholders’ profits or losses attributable to that business. The shareholders’ portion of the long-term business is taxed at the shareholders’ rate with the remaining portion taxed at rates applicable to the policyholders.

Deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

Basis of presentation of tax charges

Tax charges in the income statement reflect the aggregate of the shareholder tax on the long-term business result and on the Group’s other results.

Under UK Listing Authority rules, profit before tax is required to be presented. This requirement, coupled with the fact that IFRS does not contemplate tax charges which are attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies, necessitates the reporting of total tax charges within the presented results. The result before all taxes (i.e. ‘profit before tax’ as shown in the income statement) represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. Separately within the income statement, ‘profit before tax attributable to shareholders’ is shown after deduction of taxes attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. Tax charges on this measure of profit reflect the tax charges attributable to shareholders. In determining the tax charges attributable to shareholders, the Group has applied a methodology consistent with that previously applied under UK GAAP reflecting the broad principles underlying the tax legislation of life assurance companies.

Property, plant and equipment

All property, plant and equipment such as owner occupied property, computer equipment and furniture and fixtures, are carried at depreciated cost. Costs including expenditure directly attributable to the acquisition of the assets are capitalised. Depreciation is calculated and charged on a straight-line basis over an asset’s estimated useful life. The residual values and useful lives are reviewed at each statement of financial position date. If the carrying amount of an asset is greater than its recoverable amount then its carrying value is written down to that recoverable amount.

Leasehold improvements to owner occupied property are depreciated over the shorter of the economic life and the life of the lease. Assets held under finance leases are capitalised at their fair value.

Business acquisitions and disposals

Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the costs of acquisition over the fair value of the assets and liabilities of the acquired entity is recorded as goodwill. Should the fair value of the identifiable assets and liabilities of the entity exceed the cost of

138 Prudential plc > Annual Report 2009

acquisition then this amount is recognised immediately in the income statement. Income and expenses of acquired entities are included in the income statement from the date of acquisition. Income and expenses of entities sold during the period are included in the income statement up to the date of disposal. The gain or loss on disposal is calculated as the difference between sale proceeds, net of selling costs, less the net assets of the entity at the date of disposal.

For life insurance company acquisitions, the adjusted net assets include an identifiable intangible asset for the present value of in-force business which represents the profits that are expected to emerge from the acquired insurance business. The present value of in-force business is calculated using best estimate actuarial assumptions for interest, mortality, persistency and expenses and is amortised over the anticipated lives of the related contracts in the portfolio. The net carrying amount of insurance liabilities acquired less the value of in-force business, represents the fair value of the insurance liabilities acquired. An intangible asset may also be recognised in respect of acquired investment management contracts representing the fair value of contractual rights acquired under these contracts.

The Company uses the economic entity method to purchase minority interests. Under the economic entity method any difference between consideration and the share of net assets acquired is recorded directly in equity.

Goodwill

Goodwill arising on acquisitions of subsidiaries and businesses is capitalised and carried on the Group statement of financial position as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment. For the purposes of impairment testing, goodwill is allocated to cash generating units. These cash generating units reflect the smallest group of assets that includes the goodwill and generates cash flows that are largely independent of the cash inflows from other groups of assets. If the carrying amount of the cash generating unit exceeds its recoverable amount then the goodwill is considered impaired. Impairment losses are recognised immediately in the income statement and may not be reversed in future periods.

Acquired intangible assets

Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are fair valued at acquisition and carried at cost less amortisation and any accumulated impairment losses. Amortisation calculated is charged on a straight-line basis over the estimated useful life of the assets. The residual values and useful lives are reviewed at each statement of financial position date.

Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition.

Rights of offset

Assets and liabilities in the consolidated financial statements are only reported on a net basis when there is a legally enforceable right to offset and there is an intention to settle on a net basis.

Segments

Under IFRS 8, adopted in 2009, the Group determines and presents operating segments based on the information that is internally provided to the Group Executive Committee (‘GEC’), which is the Group’s chief operating decision maker.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. An operating segment’s operating results are reviewed regularly by the GEC to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The operating segments identified by the Group reflect the Group’s organisational structure, which is by both geography (Asia, US and UK) and by product line (insurance operations and asset management).

Insurance operations principally comprise of products that contain both significant and insignificant elements of insurance risk. The products are managed together and there is no distinction between these two categories other than for accounting purposes. This segment also includes the commission earned on general insurance business and investment subsidiaries held for supporting the Group’s insurance operations.

Asset management comprises both internal and third-party asset management services, inclusive of portfolio and mutual fund management, where the Group acts as an advisor, and broker-dealer activities. The nature of the products and the managing of the business differ from the risks inherent in the insurance operations segments, and the regulatory environment of the asset management industry differs from that of the insurance operations segments.

The Group’s operating segments as determined under IFRS 8 are:

Insurance operations

• Asia

• US (Jackson)

• UK

Asset management operations

• M&G

• Asian asset management

• US broker dealer and asset management (including Curian)

Prudential Capital has been incorporated into the M&G operating segment for the purposes of segment reporting.

FINANCIAL

STATEMENTS A

Notes on the Group financial statements > A: Background and accounting policies > continued

A4: Significant accounting policies continued

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes. In addition, for 2009 this measure excludes the non-recurrent cost of hedging the Group IGD capital surplus included within short-term fluctuations in investment returns (see note B1). In 2009 the Company sold its Taiwan agency business. In order to facilitate comparisons on a like for like basis, the loss on sale and the results of the Taiwan agency business during the period of ownership (including those for the 2008 comparatives) are shown separately within the segmental analysis of profit. Further details on the determination of the performance measure of “operating profit based on longer-term investment returns” is provided below in note A4 (d).

Segment results that are reported to the GEC include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and Asia Regional Head Office.

Shareholders’ dividends

Dividends to shareholders are recognised as a liability in the period in which they are declared. Where scrip dividends are issued, the value of such shares, measured as the amount of the cash dividend alternative, is credited to reserves and the amount in excess of the nominal value of the shares issued is transferred from the share premium account to retained earnings.

Share capital

Where there is no obligation to transfer assets, shares are classified as equity. The difference between the proceeds received on issue of the shares, net of share issue costs, and the nominal value of the shares issued, is credited to share premium. Where the Company purchases shares for the purposes of employee incentive plans, the consideration paid, net of issue costs, is deducted from retained earnings. Upon issue or sale any consideration received is credited to retained earnings net of related costs.

Foreign exchange

The Group’s consolidated financial statements are presented in pounds sterling, the Group’s presentation currency. Accordingly, the results and financial position of foreign subsidiaries must be translated into the presentation currency of the Group from their functional currencies, i.e. the currency of the primary economic environment in which the entity operates. All assets and liabilities of foreign subsidiaries are converted at year end exchange rates whilst all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these currency translations is recorded as a separate component in the Statement of comprehensive income.

Foreign currency borrowings that are used to provide a hedge against Group equity investments in overseas subsidiaries are translated at year end exchange rates and movements recognised in other comprehensive income. Other foreign currency monetary items are translated at year end exchange rates with changes recognised in the income statement.

Foreign currency transactions are translated at the spot rate prevailing at the time.

d Operating profit based on longer-term investment returns

The Group provides supplementary analysis of profit before tax attributable to shareholders that distinguishes operating profit based on longer-term investment returns from other constituent elements of the total profit.

The Group uses operating profit based on longer-term investment returns to measure the performance of its operational segments. For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on the expected longer-term rates of return. This reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance for life businesses exclusive of changes in market conditions. In determining profit on this basis the following key elements are applied to the results of the Group’s shareholder-financed operations.

i Debt and equity securities

Longer-term investment returns comprise income and longer-term capital returns. For debt securities the longer-term capital returns comprise two elements. These are a risk margin reserve (RMR) based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured. The shareholder-backed operation for which the risk margin reserve charge is most significant is Jackson National Life. The RMR charge for Jackson is based on long-term average default and recovery data as published by Moody’s. During 2009 refinements were made to the RMR process following the National Association of Insurance Commissioners (NAIC) issuing RBC valuation data for more than 20,000 RMBS securities. Note B1 provides further detail. Longer-term equity returns comprise aggregate long-term income and capital returns.

ii Derivative value movements

Value movements for Jackson’s equity-based derivatives and variable annuity product embedded derivatives are included in operating profits based on longer-term investment returns. The inclusion of these movements is so as to broadly match with the results on the Jackson variable annuity book that pertain to equity market movements, subject to some limitations for GMDB products where US GAAP does not fully reflect the economic features being hedged. These accounting mis-matches are magnified in periods of significant market movements.

140 Prudential plc > Annual Report 2009

Other derivative value movements are excluded from operating results based on longer-term investment returns. These derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of comprehensive income rather than income statement) and product liabilities (for which US GAAP accounting does not reflect the economic features being hedged).

These key elements are of most importance in determining the operating results based on longer-term investment returns of Jackson.

There are two exceptions to the basis described above for determining operating results based on longer-term investment returns. These are for:

• Unit-linked and US variable annuity separate account business.

For such business the policyholder liabilities are directly reflective of the asset value movements. Accordingly, all asset value movements are recorded in the operating results based on longer-term investment returns.

• Assets covering non-participating business liabilities that are interest rate sensitive.

For UK annuity business policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the ‘operating results based on longer-term investment returns’. Policyholder liabilities include a margin for credit risk, as explained in note D2(f)(iii). Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

iii Liabilities to policyholders and embedded derivatives for product guarantees

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the ‘grandfathered’ measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities are broadly equivalent in the income statement, and operating profit based on longer-term investment returns is not distorted. In these circumstances there is no need for the movement in the liability to be bifurcated between the element that relates to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

a Asia

Vietnamese participating business

For the participating business in Vietnam the liabilities include policyholders’ interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholder interest in investment appreciation and other surpluses primarily reflect the level of realised investment gains above contract specific hurdle levels. For this business, operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders’ interest in realised investment gains (net of any recovery of prior deficits on the participating pool), less amortisation over five years of current and prior movements on such credits or charges.

The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the segmental analysis of profit before tax attributable to policyholders.

Non-participating business

Liabilities are bifurcated so that the total movement in the carrying value of liabilities is split between that which is included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates is included in short-term fluctuations and in the income statement.

Guaranteed Minimum Death Benefit (GMDB) product features

For unhedged GMDB liabilities accounted for under IFRS using ‘grandfathered’ US GAAP, such as in the Japanese business, the change in carrying value is determined under SOP 03-01, which partially reflects changes in market conditions. Under the company’s segmental basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

b US operations – embedded derivatives for variable annuity guarantee features

Under IFRS, the Guaranteed Minimum Withdrawal Benefit (GMWB) and Guaranteed Minimum Income Benefit (GMIB) reinsurance are required to be fair valued as embedded derivatives. The movements in carrying values are affected by changes in the level of observed implied equity volatility and changes to the discount rate applied from year to year. For these embedded derivatives, as described in note D3(i), the discount rate applied reflects AA corporate bond curve rates. For the purposes of determining operating profit based on longer-term investment returns, the charge for these features is determined using historical longer-term equity volatility levels and long-term average AA corporate bond rate curves.

FINANCIAL

STATEMENTS A

Notes on the Group financial statements > A: Background and accounting policies > continued

A4: Significant accounting policies continued

c UK shareholder-backed annuity business

With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund.

The exception is for the impact on credit risk provisioning of actual downgrades during the year. As this feature arises due to short-term market conditions the effect of downgrades, if any, in a particular year, on the overall provisions for credit risks is included in the category of short-term fluctuations in investment returns.

The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest applied to portfolio rebalancing to align more closely with management benchmark.

iv Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying substance of the arrangements.

A5: New accounting pronouncements

The following standards, interpretations and amendments have either been adopted for the first time in 2009 or have been issued but are not yet effective in 2009, including those which have not yet been adopted in the EU. This is not intended to be a complete list as only those standards, interpretations and amendments that are anticipated to have an impact upon the Group’s financial statements have been discussed.

Accounting pronouncements adopted in 2009

IFRS 8, ‘Operating Segments’

IFRS 8 superseded IAS 14 ‘Segment Reporting’ for accounting periods beginning on or after 1 January 2009 and requires the Group to adopt the ‘management approach’ to reporting the financial performance of its operating segments.

In accordance with IFRS 8, the Group determines and presents operating segments based on the information that is internally provided to the Group Executive Committee, which is the Group’s chief operating decision maker. Further details on the operating segments and their related performance measure are provided in note A4(c) in ‘Segments’.

The adoption of IFRS 8 has resulted in presentational and disclosure changes in the Group’s financial statements. This standard has no impact on the results or financial position of the Group.

Amendments to IAS 1, ‘Presentation of Financial Statements: A Revised Presentation’

The revised version of IAS 1, which includes non-mandatory changes to the titles of some of the financial statements, has resulted in a number of changes in presentation and disclosure.

As a result of the adoption of this revised IAS 1, the Group has changed the titles of its ‘consolidated balance sheet’ to ‘consolidated statement of financial position’ and its ‘consolidated cash flow statement’ to ‘consolidated statement of cash flows’.

The Group has also introduced a consolidated statement of comprehensive income in accordance with the revised IAS 1. Components of comprehensive income recognised outside of the income statement, for example exchange movements and the unrealised valuation movement of Jackson’s available-for-sale debt securities, are now presented separately from changes in equity and are disclosed in the statement of comprehensive income. Consequent to this presentational change, the Group has altered the exchange translation method of the unrealised valuation movement of Jackson’s available-for-sale debt securities from the previous application of closing exchange rate to the average exchange rate consistent with the translation method of foreign subsidiaries’ income statement items. Accordingly, the Group’s 2008 comparatives in the consolidated statement of comprehensive income and the consolidated statement of changes in equity have been altered with a reclassification of £240 million of exchange losses from the unrealised valuation movement of Jackson’s available-for-sale debt securities, net of related change in amortisation of deferred income and acquisition costs and tax to the exchange translation reserve. There is no impact on shareholders’ equity or the income statement from this change.

Improvements to IFRSs (2008)

The improvements issued by the IASB in May 2008 include amendments to a number of standards. The only amendment that has impacted the Group’s financial statements is the amendment to IAS 40, ‘Investment property’ (and consequential amendments to IAS 16, ‘Property, Plant and Equipment’) which now states that property that is under construction or development for future use as investment property is within the scope of IAS 40 and so should be measured at fair value where this is reliably measurable. Previously, these properties were within the scope of IAS 16 and were measured at cost.

As a result of this amendment, the Group has reclassified its properties under development for future use as investment properties from Property, Plant and Equipment to Investment properties. This amendment is effective on a prospective application basis from

1 January 2009 and accordingly, no adjustment to the 2008 comparatives has been made. At 1 January 2009, properties under development with a cost of £131 million were reclassified to Investment properties and revalued to a fair value of £152 million.

142 Prudential plc > Annual Report 2009

The fair value adjustment of a gain of £21 million was recorded in the income statement but as the relevant properties were held by the PAC with-profits fund, the gain was absorbed by the liability for unallocated surplus and has no direct effect on the profit or loss attributable to shareholders or shareholders’ equity. There was no deferred tax impact on this fair value adjustment.

Amendments to IFRS 7, ‘Improving Disclosures about Financial Instruments’

In March 2009, the IASB issued amendments to IFRS 7 which require enhanced disclosures about fair value measurements and liquidity risk. The amendments include the introduction of a three-level hierarchy for fair value measurement disclosures and require additional disclosures about the relative reliability of fair value measurements. This has been included in note G1.

In addition, the Group has also adopted the following accounting pronouncements in 2009 but their adoption has had no material impact on results and financial position of the Group:

• Amendment to IFRS 2, ‘Share-based Payment: Vesting Conditions and Cancellations’

• Amendment to IAS 23, ‘Borrowing costs’

• Amendments to IAS 32 and IAS 1, ‘Puttable Financial Instruments and Obligations Arising on Liquidation’

• IFRIC 16, ‘Hedges of a Net Investment in A Foreign Operation’

Accounting pronouncements endorsed by the EU but not yet effective

The following accounting pronouncements potentially relevant to the Group have been issued and endorsed for use in the EU but are not mandatory for adoption for the 31 December year end.

Revised IFRS 3, ‘Business Combinations’ and Amendments to IAS 27, ‘Consolidated and Separate Financial Statements’

The revised IFRS 3 and amended IAS 27 are the outcomes of the second phase of the IASB’s and the US Financial Accounting Standards Board’s (FASB) joint business combination project. The more significant changes from the revised IFRS 3 include:

• The immediate expensing of acquisition-related costs rather than inclusion in goodwill; and

• recognition and measurement at fair value of contingent consideration at acquisition date with subsequent changes to income. The amendments to IAS 27 reflect changes to the accounting for non-controlling (minority) interests.

The revised IFRS 3 and amended IAS 27 are effective for business combinations occurring in accounting periods beginning on or after 1 July 2009.

Amendment to IAS 39, ‘Financial instruments: Recognition and Measurement’ – Eligible Hedged Items

This amendment to IAS 39 clarifies how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in particular situations. This amendment is effective for EU compliant financial statements for accounting periods beginning on or after 1 July 2009. The Group is currently assessing the impact of this amendment but it is not expected to have a material impact on the financial statements of the Group.

Accounting pronouncements not yet endorsed by the EU

The following accounting pronouncements potentially relevant to the Group have been issued but not yet endorsed for use in the EU.

Improvements to IFRSs (2009)

In April 2009, the IASB published amendments to a number of standards as part if its annual improvements projects.

These amendments are effective for Prudential’s 2010 financial statements. The Group is currently assessing the impact of these improvements to its financial statements.

Amendment to IFRS 2 – Group Cash-Settled Share-based Payment Transactions

In June 2009, the IASB issued further amendments to IFRS 2 which sets out the accounting requirements for share-based payments. These amendments clarified existing guidance, in particular by specifying that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction and no matter whether the transaction is settled in shares or cash. The Group is still assessing the impact of the standard but it is not expected to have a material impact on the Group’s financial statements.

IFRIC 19 Extinguishing financial liabilities with equity instruments

In November 2009, the IFRIC issued guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. This standard is likely to be effective for EU compliant financial statements for accounting periods beginning on or after

1 July 2010. This interpretation is not considered to have a material effect on the Group’s financial statements.

IFRS 9 Financial Instruments: Classification and Measurement

In November 2009, the IASB issued a new standard which altered the classification and measurement of financial instruments. Under the new standard only two possible classifications arise, rather than the four existing classifications currently available under IAS 39, and will result in all financial assets being valued at amortised cost or fair value through profit and loss. Financial liabilities are excluded from the scope of the standard.

The standard is not mandatory before 2013 year-ends and is yet to be endorsed by the European Union. The Group is still assessing the full impact of this standard.

FINANCIAL

STATEMENTS A

Notes on the Group financial statements > **B: Summary of results**

B1: Segment disclosure – income statement

The determination of the operating segments and performance measure of the operating segments of the Group are as detailed in note A4.

	2009 £m	2008 £m
Asian operations		
Insurance operations:[note ii]		
Underlying results before exceptional credit	353	257
Exceptional credit for Malaysia operations[D4(h)]	63	–
Total Asian insurance operations	416	257
Development expenses	(6)	(26)
Total Asian insurance operations after development expenses	410	231
Asian asset management	55	52
Total Asian operations	465	283
US operations		
Jackson (US insurance operations)[notes ii,iv]	459	406
Broker-dealer and asset management[note iv]	4	7
Total US operations	463	413
UK operations		
UK insurance operations:[note ii]		
Long-term business	606	545
General insurance commission[note v]	51	44
Total UK insurance operations	657	589
M&G	238	286
Total UK operations	895	875
Total segment profit	1,823	1,571
Other income and expenditure		
Investment return and other income	22	89
Interest payable on core structural borrowings	(209)	(172)
Corporate expenditure:		
Group Head Office	(146)	(130)
Asia Regional Head Office	(57)	(41)
Charge for share-based payments for Prudential schemes[note viii]	(5)	(6)
Total	(395)	(260)
Restructuring costs[note ix]	(23)	(28)
Operating profit based on longer-term investment returns[note i]	1,405	1,283
Short-term fluctuations in investment returns on shareholder-backed business[note vi]	36	(1,721)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes[note vii]	(74)	(13)
Loss on sale and results for Taiwan agency business[note iii]	(621)	1
Profit (loss) from continuing operations before tax attributable to shareholders	746	(450)

Notes

i Operating profit based on longer-term investment returns.
Operating profit based on longer-term investment returns is a supplemental measure of results and is the basis on which management regularly review the performance of the Group's segments as defined by IFRS 8. For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on expected long-term rates of return as discussed in note A4. The expected long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The most significant operation that requires adjustment for the difference between actual and long-term investment returns is Jackson. The amounts included in operating results for long-term capital returns for Jackson's debt securities comprise two components. These are a risk margin reserve based charge for long-term expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest-related realised gains and losses to operating results based on longer-term results to the date when sold bonds would otherwise have matured. Consistent with the policy of including longer-term investment returns in the measure of operating profit, movements in policyholder liabilities are also, where appropriate, delineated between amounts included in operating profits and movements arising from short-term market conditions, which are recorded in short-term fluctuations in investment returns.

ii Effect of changes to assumptions, estimates and bases of determining life assurance liabilities.
The results of the Group's long-term business operations are affected by changes to assumptions, estimates and bases of preparation. These are described in notes D2(h), D3(h) and D4(h).

144 **Prudential plc** · Annual Report 2009

iii Sale of Taiwan agency business:

In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan business for which the sale process was completed in June 2009 are included separately within the supplementary analysis of profit.

iv Jackson operating results based on longer-term investment returns.

IFRS basis operating profits for US operations include the following amounts (net of related change in amortisation of deferred acquisition costs, where applicable) so as to derive longer-term investment returns.

	2009 £m	2008 £m
Debt securities:		
Amortisation of interest related realised gains and losses	47	24
Risk margin reserve charge for longer-term credit related losses (see below)	(60)	(41)
Equity type investments:		
Longer-term returns	69	62

The risk margin reserve (RMR) charge for longer-term credit related losses included in operating profit based on longer-term investment returns for 2009 is based on an average annual RMR of 27 basis points (2008: 23 basis points) on average book values for the year as shown below.

	2009				2008			
	Average book value	RMR	Annual expected losses		Average book value	RMR	Annual expected losses	
Moody's rating category (or equivalent under NAIC ratings of RMBS)	(US $m)	%	US $m	£m	(US $m)	%	US $m	£m
A3 or higher	19,509	0.03	(5)	(3)	21,098	0.03	(6)	(3)
Baa1, 2, 3	21,072	0.23	(47)	(30)	20,145	0.23	(46)	(25)
Ba1, 2, 3	2,035	1.13	(23)	(15)	1,635	1.11	(18)	(10)
B1, 2, 3	594	2.86	(17)	(11)	514	2.80	(14)	(8)
Below B3	691	3.91	(27)	(17)	373	3.98	(15)	(8)
Total	43,901	0.27	(119)	(76)	43,765	0.23	(99)	(54)
Related change to amortisation of deferred acquisition costs (see below)			25	16			23	13
Risk margin reserve charge to operating profit for longer-term credit related losses			(94)	(60)			(76)	(41)

During 2009 the National Association of Insurance Commissioners (NAIC) changed its approach to the determination of regulatory ratings of residential mortgage-backed securities (RMBS). This recognised the complexities associated with these investments and the limitations of the credit rating previously applied. The new ratings framework has been applied by an external third party, PIMCO, and provides regulatory ratings details for more than 20,000 RMBS securities owned by US insurers at the end of 2009. Jackson has decided to use the ratings resulting from this model to determine the average annual RMR for 2009 as this is considered more relevant information for the RMBS securities concerned. If the previous approach of using ratings by Nationally Recognised Statistical Ratings Organisation (NRSROS) such as Moody's, Standard and Poor's or Fitch for these investments had been used this would have resulted in an annual RMR of 31 basis points for 2009, an additional £11 million of annual expected losses for the year. It should be noted that this change has no impact on the valuation applied to these securities within the IFRS statement of financial position and there is no impact to IFRS profit before tax or shareholders' equity as a result of this change.

The longer-term rates of return for equity-type investments ranged from 6.7 per cent to 7.9 per cent for 2009 and 6.3 per cent to 8.4 per cent for 2008 depending on the type of investments. These rates are currently based on spreads over 10 year US treasury rates of 400 to 600 basis points.

Market value movements on equity-based derivatives and embedded derivatives are also recorded within operating profits based on longer-term investment returns so as to be consistent with the market related effects on fees and reserve movements for equity-based products. Market value movements on other derivatives are excluded from operating profit, and are included in short-term fluctuations in investment returns.

Consistent with the basis of measurement of insurance assets and liabilities for US GAAP investment contracts applied to Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortisation of deferred acquisition costs.

v UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.

FINANCIAL STATEMENTS

145

Notes on the Group financial statements > **B: Summary of results** > continued

B1: Segment disclosure – income statement continued

vi Short-term fluctuations in investment returns on shareholder-backed business.

	2009 £m	2008 £m
Insurance operations:		
Asia	**31**	(138)
US	**27**	(1,058)
UK	**108**	(212)
Other operations:		
IGD hedge costs	**(235)**	–
Other	**105**	(313)
	(130)	(313)
Total	**36**	(1,721)

General overview of defaults

The Group incurred defaults of £11 million in 2009 (2008: £206 million) on its debt securities portfolio. The defaults of £11 million in 2009 were experienced by the UK Shareholder-backed annuity business. Jackson experienced less than £1 million of default losses during 2009. Defaults in 2008 of £206 million (including losses on sale) arose primarily in respect of Lehman Brothers (£110 million) and Washington Mutual (£91 million), the majority of which arose in Jackson.

Asian insurance operations

The fluctuations for Asian insurance operations in 2009 of a gain of £31 million primarily relate to strong market performance in Taiwan and Japan partially offset by the fall in the Vietnamese bond markets.

For 2008, the fluctuations of a charge of £138 million relate mainly to £81 million for Vietnam, reflecting a significant fall in the Vietnamese bond and equity markets.

US insurance operations

The short-term fluctuations in investment returns for US insurance operations for the year comprise the following items:

	2009 £m	2008 £m
Short-term fluctuations related to debt securities:		
Charges in the year[*]		
Defaults	**–**	(78)
Losses on sales of impaired and deteriorating bonds	**(6)**	(130)
Bond write downs	**(630)**	(419)
Recoveries/reversals	**5**	3
	(631)	(624)
Less: risk margin charge included in operating profit based on longer-term investment returns[B1(iv)]	**76**	54
	(555)	(570)
Interest related realised gains (losses):		
Arising in the year	**125**	(25)
Less: amortisation gains and losses arising in current and prior years to operating profit based on longer-term investment returns	**(59)**	(28)
	66	(53)
Related change to amortisation of deferred acquisition costs	**75**	88
Total short-term fluctuations related to debt securities	**(414)**	(535)
Derivatives (other than equity related): market value movements (net of related change to amortisation of deferred acquisition costs)[†]	**385**	(369)
Equity type investments: actual less longer-term return (net of related change to amortisation of deferred acquisition costs)	**(59)**	(69)
Other items (net of related change to amortisation of deferred acquisition costs)[†]	**115**	(85)
Total	**27**	(1,058)

146 Prudential plc Annual Report 2009

[ii] The charges on debt securities of Jackson incurred in 2009 and 2008 of £631 million and £624 million, respectively comprise the following:

	Defaults £m	Bond write downs £m	Losses on sale of impaired and deteriorating bonds £m	Recoveries/ reversals £m	2009 Total £m	2008 Total £m
Residential mortgage-backed securities						
Prime	–	268	–	–	268	25
Alt-A	–	192	(10)	–	182	138
Sub-prime	–	49	–	–	49	4
Total residential mortgage-backed securities	–	509	(10)	–	499	167
Corporate debt securities	–	91	16	–	107	441
Other	–	30	–	(5)	25	16
Total	–	630	6	(5)	631	624

Other bond write downs and defaults of £30 million relate to Piedmont securities. Piedmont is an investment vehicle investing in certain asset-backed and mortgage-backed securities in the US.

[iii] The gain of £385 million (2008: charge of £369 million) value movement is for freestanding derivatives held to manage the fixed annuity and other general account business. Under IAS 39, unless hedge accounting is applied, value movements on derivatives are recognised in the income statement.

Derivative value movements in respect of equity risk within variable annuity business are included within the operating profit based on longer-term investment returns to broadly match with the commercial effects to which the variable annuity derivative programme relates, (subject to some limitations to GMDB liabilities where US GAAP does not fully reflect the economic features being hedged.) Other derivative value movements are separately identified within short-term fluctuations in investment returns.

For the derivatives programme attaching to the fixed annuity and other general account business the Group has continued its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US GAAP under IFRS 4.

[iv] The £115 million gain (2008: charge of £85 million) for other items shown above comprises a gain of £85 million (2008: charge of £70 million) for the difference between the charge for embedded derivatives included in the operating result and the charge to the total result and a gain of £30 million (2008: charge of £15 million) of other items. For embedded derivatives the operating result reflects the application of 10 year average AA corporate bond rate curves and a static historical equity volatility assumption. The total result reflects the application of year end AA corporate bond rate curves and current equity volatility levels.

In addition, for US insurance operations, included within the statement of comprehensive income, is a reduction in net unrealised losses on debt securities classified as available-for-sale of £2,669 million (2008: increase in net unrealised losses of £2,104 million). These temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note D3.

UK insurance operations

The short-term fluctuations gain for UK insurance operations of £108 million (2008: charge £212 million) reflected principally asset value movements, principally for shareholder-backed annuity business. The 2008 charge of £212 million also included £42 million for the effect of credit downgrades on the calculation of liabilities for shareholder-backed annuity business in PRIL and PAC non-profit sub-fund.

IGD hedge costs

During the severe equity market conditions experienced in the first quarter of 2009 coupled with historically high equity volatility the Group entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programmes. The hedge contracts have expired and have not been renewed.

Other operations

Short-term fluctuations of other operations, in addition to the previously discussed IGD hedge costs, arise from:

	2009 £m	2008 £m
Unrealised value movements on swaps held centrally to manage Group assets and liabilities	28	(38)
Unrealised value movements on Prudential Capital's bond portfolio	66	(190)
Unrealised value movements on investments held by other operations	11	(14)
Sale of investment in India Mutual fund in May 2008 giving rise to a transfer to operating profit of £47 million for the crystallised gain, and value reduction in the year, prior to sale, of £24 million	–	(71)
	105	(313)

FINANCIAL STATEMENTS

147

Notes on the Group financial statements > B: Summary of results > continued

B1: Segment disclosure – income statement continued

vii Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

	2009 £m	2008 £m
Actuarial gains and losses		
Actual less expected return on scheme assets	23	(97)
Experience gains on scheme liabilities	17	19
(Losses) gains on changes of assumptions for scheme liabilities	(147)	71
	(107)	(7)
Less: amount attributable to the PAC with-profits sub-fund	47	(2)
	(60)	(9)
Other gains and losses		
Movement in the provision for deficit funding of PSPS	(48)	(13)
Less: amount attributable to the PAC with-profits sub-fund	34	9
	(14)	(4)
Total	(74)	(13)

The actuarial gains and losses shown in the table above relate to the Scottish Amicable, M&G and until 2009 the small Taiwan defined benefit pension scheme. The amounts did not include actuarial gains and losses for the Prudential Staff Pension Scheme (PSPS) for which the Group has not recognised its interest in the scheme's underlying surplus.

The losses of £147 million on change of assumptions comprise mainly the effect of a decrease in the risk discount rate combined with the effect of increase in inflation rates.

Other gains and losses relate to the change in the year of the provision for deficit funding obligation for PSPS.

Further details on the Group's defined benefit pension schemes and the effect of the accounting policy change are shown in note I2.

viii Share-based payments

The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes.

ix Restructuring costs are incurred in the UK as part of EEV covered business (£16 million) and as part of central operations (EEV non-covered business) (£7 million). (2008: £10 million and £18 million respectively).

B2: Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled.

For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group's only class of dilutive potential ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year. No adjustment is made if the impact is anti-dilutive overall.

	2009					
	Before tax B1 £m	Tax F5 £m	Minority interests £m	Net of tax and minority interests £m	Basic earnings per share Pence	Diluted earnings per share Pence
Based on operating profit based on longer-term investment returns	1,405	(318)	(2)	1,085	43.4p	43.3p
Short-term fluctuations in investment returns on shareholder-backed business	36	224	1	261	10.4p	10.4p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(74)	21	–	(53)	(2.1)p	(2.1)p
Adjustment from loss on sale and result of Taiwan agency business	(621)	18	–	(603)	(24.1)p	(24.0)p
Based on profit for the year from continuing operations	746	(55)	(1)	690	27.6p	27.6p
Adjustments for post-tax results of discontinued operations[D]	(14)	–	–	(14)	(0.6)p	(0.6)p
Based on profit for the year	732	(55)	(1)	676	27.0p	27.0p

148 Prudential plc Annual Report 2009

	2008					
	Before tax B1 £m	**Tax** F5 £m	**Minority interests** £m	**Net of tax and minority interests** £m	**Basic earnings per share** Pence	**Diluted earnings per share** Pence
Based on operating profit based on longer-term investment returns	1,283	(292)	(4)	987	39.9p	39.9p
Short-term fluctuations in investment returns on shareholder-backed business	(1,721)	352	(1)	(1,370)	(55.4)p	(55.4)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(13)	3	–	(10)	(0.4)p	(0.4)p
Adjustment for result of sold Taiwan agency business	1	(4)	–	(3)	(0.1)p	(0.1)p
Based on loss for the year	(450)	59	(5)	(396)	(16.0)p	(16.0)p

Number of shares

A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out as below:

	2009 m	2008 m
Weighted average shares for calculation of basic earnings per share	**2,501**	2,472
Shares under option at end of year	**12**	–
Number of shares that would have been issued at fair value on assumed option exercise	**(7)**	–
Weighted average shares for calculation of diluted earnings per share	**2,506**	2,472

At 31 December 2008 there were seven million shares under option offset by six million shares that would have been issued at fair value on assumed option exercise. The net one million potentially dilutive ordinary shares have been excluded from the 2008 diluted earnings per share calculation as their inclusion would have decreased the loss per share.

B3: Dividends

	2009 £m	2008 £m
Dividends declared and paid in reporting period		
Parent company:		
Interim dividend (2009: 6.29p, 2008: 5.99p per share)	**159**	149
Final dividend for prior period (2009: 12.91p, 2008: 12.30p per share)	**322**	304
Subsidiary company payments to attributable to minority interests	**–**	2
Total	**481**	455

As a result of shares issued in lieu of dividends of £137 million (2008: £157 million), dividends paid in cash, as set out in the consolidated cash flow statement, were £344 million (2008: £297 million).

	2009 £m	2008 £m
Parent company dividends relating to reporting period:		
Interim dividend (2009: 6.29p, 2008: 5.99p per share)	**159**	149
Final dividend (2009: 13.56p, 2008: 12.91p per share)	**343**	322
Total	**502**	471

A final dividend of 13.56 pence per share was proposed by the directors on 8 March 2010. Subject to shareholders' approval, the dividend will be paid on 27 May 2010 to shareholders on the register at the close of business on 9 April 2010. The dividend will absorb an estimated £343 million of shareholders' funds. A scrip dividend alternative will be offered to shareholders.

FINANCIAL STATEMENTS

149

Notes on the Group financial statements > B: Summary of results > continued

B4: Exchange translation

Exchange movement recognised in other comprehensive income

	2009 £m	2008* £m
Asian operations	(189)	456
US operations	(244)	581
Unallocated to a segment (central funds)	227	(646)
	(206)	391

*As a result of changes following the implementation of amendments to IAS 1, exchange losses of £240 million relating to US operations previously included within the unrealised valuation movement of Jackson's available-for-sale debt securities have been reclassified as exchange movements within the statement of comprehensive income. This is explained further in note A5. There is no impact on shareholders' equity or the income statement from this change.

The movements for Asian and US operations reflect the application of year end exchange rates to the assets and liabilities and average exchange rates to the income statement on translation of these operations into the presentation currency of the Group. The movement unallocated to a segment mainly reflects the translation of currency borrowings and forward contracts which have been designated as a net investment hedge against the currency risk of the net investment in Jackson.

The exchange rates applied were:

Local currency: £	Closing rate at 31 Dec 2009	Average for 2009	Closing rate at 31 Dec 2008	Average for 2008	Opening rate at 1 Jan 2008
Hong Kong	12.52	12.14	11.14	14.42	15.52
Indonesia	15,171.52	16,173.28	15,799.22	17,749.22	18,696.71
Japan	150.33	146.46	130.33	192.09	222.38
Malaysia	5.53	5.51	5.02	6.15	6.58
Singapore	2.27	2.27	2.07	2.61	2.87
Taiwan	51.65	51.65	47.28	58.24	64.56
US	1.61	1.57	1.44	1.85	1.99

B5: New business

Insurance products and investment products (note i)

	Insurance products gross premiums		Investment products gross inflows note ii		Total	
	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m
Asian operations	2,019	2,422	71,176	46,957	73,195	49,379
US operations	8,909	6,941	6	36	8,915	6,977
UK operations	5,014	7,183	24,875	16,154	29,889	23,337
Group total	15,942	16,546	96,057	63,147	111,999	79,693

150 Prudential plc Annual Report 2009

Insurance products – new business premiums and contributions (note i)

	Single		Regular		Annual premium and contribution equivalents	
	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m
Asian operations note iv						
China (Group's 50% interest)	72	63	38	32	45	38
Hong Kong	94	507	232	154	241	205
India (Group's 26% interest)	47	60	163	202	168	208
Indonesia	41	94	186	167	190	176
Japan	57	115	46	30	52	42
Korea	38	78	118	211	122	219
Malaysia	63	28	140	99	146	102
Singapore	297	341	98	78	128	112
Taiwan note iii	104	36	97	55	107	58
Other	29	18	59	54	62	56
Total Asian operations (all retail)	842	1,340	1,177	1,082	1,261	1,216
US operations note iv						
Fixed annuities	1,053	1,724	–	–	105	172
Fixed index annuities	1,433	501	–	–	143	50
Variable annuities	6,389	3,491	–	–	639	349
Life	10	7	24	24	25	25
Total US operations – Retail	8,885	5,723	24	24	912	596
Guaranteed investment contracts	–	857	–	–	–	86
GIC – Medium Term Notes	–	337	–	–	–	34
Total US operations	8,885	6,917	24	24	912	716
UK operations						
Product summary						
Internal vesting annuities	1,357	1,600	–	–	136	160
Direct and partnership annuities	590	703	–	–	59	70
Intermediated annuities	242	497	–	–	24	50
Total individual annuities	2,189	2,800	–	–	219	280
Income drawdown	91	75	–	–	9	8
Equity release	127	242	–	–	13	24
Individual pensions	198	115	7	3	27	14
Corporate pensions	81	221	86	88	94	110
Unit-linked bonds	122	109	–	–	12	11
With-profits bonds	1,264	869	–	–	126	87
Protection	–	–	17	6	17	6
Offshore products	317	551	3	4	35	59
PruHealth	–	–	11	16	11	16
Total retail retirement	4,389	4,982	124	117	563	615
Corporate pensions	111	227	105	116	116	139
Other products	79	132	17	21	25	34
DWP rebates	127	153	–	–	13	15
Total mature life and pensions	317	512	122	137	154	188
Total UK retail	4,706	5,494	246	254	717	803
Wholesale annuities	39	1,417	–	–	4	142
Credit life	23	18	–	–	2	2
Total UK operations	4,768	6,929	246	254	723	947
Channel summary						
Direct and partnership	1,814	2,352	201	215	382	450
Intermediated	2,765	2,990	45	39	322	338
Wholesale	62	1,434	–	–	6	144
Sub-total	4,641	6,776	246	254	710	932
DWP rebates	127	153	–	–	13	15
Total UK operations	4,768	6,929	246	254	723	947
Group total	14,495	15,186	1,447	1,360	2,896	2,879

FINANCIAL STATEMENTS

151

Notes on the Group financial statements > B: Summary of results > continued

B5: New business continued

Investment products – funds under management (notes ii and iv)

	2009 £m				
	1 Jan 2009	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2009
Asian operations	15,232	71,176	(69,177)	2,243	19,474
US operations	50	6	(66)	10	–
UK operations	46,997	24,875	(11,397)	9,831	70,306
Group total	62,279	96,057	(80,640)	12,084	89,780

	2008 £m				
	1 Jan 2008	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2008
Asian operations	17,393	46,957	(46,102)	(3,016)	15,232
US operations	55	36	(32)	(9)	50
UK operations	51,221	16,154	(12,747)	(7,631)	46,997
Group total	68,669	63,147	(58,881)	(10,656)	62,279

Notes

i The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

Annual Premium Equivalents (APEs) are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions (DWP) rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in Part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

ii Investment products referred to in the table for funds under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as 'investment contracts' under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

iii The tables above include new business for the Taiwan bank distribution operation. New business of the Taiwan Agency business, which was sold in June 2009 (as explained in note I1) is excluded from the tables. Comparative figures have been adjusted accordingly.

iv New business and market gross inflows and redemptions have been translated at the average exchange rate for the year applicable. Funds under management at points in time are translated at the exchange rate applicable at those dates.

152 Prudential plc · Annual Report 2009

B6: Group statement of financial position

To explain more comprehensively the assets, liabilities and capital of the Group's businesses it is appropriate to provide an analysis of the Group's statement of financial position by operating segment and type of business. The tables below aggregate the three asset management segments for ease of presentation and hence should be read in conjunction with the associated tables on asset management in note E2.

a Group statement of financial position by operating segment

i Position at 31 December 2009

	2009 £m							
	Insurance operations							
By operating segment	UK D2	US D3	Asia D4	Total insurance operations	Asset management operations E2	Unallocated to a segment (central operations)	Intragroup eliminations	31 Dec 2009 Group total
Assets								
Intangible assets attributable to shareholders:								
Goodwill	–	–	80	80	1,230	–	–	1,310
Deferred acquisition costs and other intangible assets	127	3,092	822	4,041	8	–	–	4,049
Total H1	127	3,092	902	4,121	1,238	–	–	5,359
Intangible assets attributable to with-profits funds:								
In respect of acquired subsidiaries for venture fund and other investment purposes	124	–	–	124	–	–	–	124
Deferred acquisition costs and other intangible assets	9	–	97	106	–	–	–	106
Total H2	133	–	97	230	–	–	–	230
Total	260	3,092	999	4,351	1,238	–	–	5,589
Deferred tax assets H4	292	1,944	132	2,368	132	208	–	2,708
Other non-investment and non-cash assets H3 H6	3,074	1,404	880	5,358	718	4,393	(5,044)	5,425
Investment of long-term business and other operations:								
Investment properties	10,861	33	11	10,905	–	–	–	10,905
Investments accounted for using the equity method	4	–	2	6	–	–	–	6
Financial investments:								
Loans note c	1,815	4,319	1,207	7,341	1,413	–	–	8,754
Equity securities and portfolio holdings in unit trusts	37,051	20,984	11,182	69,217	137	–	–	69,354
Debt securities note c	67,772	22,831	9,984	100,587	1,164	–	–	101,751
Other investments	3,630	955	258	4,843	113	176	–	5,132
Deposits	11,557	454	746	12,757	63	–	–	12,820
Total investments G1 H7 H8	132,690	49,576	23,390	205,656	2,890	176	–	208,722
Properties held for sale H9	–	3	–	3	–	–	–	3
Cash and cash equivalents H10	2,265	340	837	3,442	970	895	–	5,307
Total assets	138,581	56,359	26,238	221,178	5,948	5,672	(5,044)	227,754

FINANCIAL STATEMENTS

153

Notes on the Group financial statements > B: Summary of results > continued

B6: Group statement of financial position continued

By operating segment	2009 £m							
	Insurance operations							
	UK D2	US D3	Asia D4	Total insurance operations	Asset management E2	Unallocated to a segment (central operations)	Intra-group eliminations	31 Dec 2009 Group total
Equity and liabilities								
Equity								
Shareholders' equity	1,939	3,011	1,462	6,412	1,659	(1,800)	–	6,271
Minority interests	28	–	1	29	3	–	–	32
Total equity	1,967	3,011	1,463	6,441	1,662	(1,800)	–	6,303
Liabilities								
Policyholder liabilities and unallocated surplus of with-profits funds:								
Insurance contract liabilities	77,655	46,346	21,712	145,713	–	–	–	145,713
Investment contract liabilities with discretionary participation features	24,780	–	100	24,880	–	–	–	24,880
Investment contract liabilities without discretionary participation features	13,794	1,965	46	15,805	–	–	–	15,805
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)	9,966	–	53	10,019	–	–	–	10,019
Total policyholder liabilities and unallocated surplus of with-profits funds	126,195	48,311	21,911	196,417	–	–	–	196,417
Core structural borrowings of shareholder-financed operations:								
Subordinated debt	–	–	–	–	–	2,691	–	2,691
Other	–	154	–	154	–	549	–	703
Total	–	154	–	154	–	3,240	–	3,394
Operational borrowings attributable to shareholder financed operations	158	203	210	571	142	2,038	–	2,751
Borrowings attributable to with-profits operations	1,284	–	–	1,284	–	–	–	1,284
Other non-insurance liabilities:								
Obligations under funding, securities lending and sale and repurchase agreements	2,108	1,374	–	3,482	–	–	–	3,482
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	2,534	47	818	3,399	410	–	–	3,809
Deferred tax liabilities	1,606	1,858	384	3,848	5	19	–	3,872
Current tax liabilities	426	89	85	600	35	580	–	1,215
Accruals and deferred income	271	–	105	376	209	9	–	594
Other creditors	726	532	760	2,018	3,292	1,346	(5,044)	1,612
Provisions	406	10	50	466	127	50	–	643
Derivative liabilities	709	461	146	1,316	49	136	–	1,501
Other liabilities	191	309	306	806	17	54	–	877
Total	8,977	4,680	2,654	16,311	4,144	2,194	(5,044)	17,605
Total liabilities	136,614	53,348	24,775	214,737	4,286	7,472	(5,044)	221,451
Total equity and liabilities	138,581	56,359	26,238	221,178	5,948	5,672	(5,044)	227,754

154 Prudential plc Annual Report 2009

ii Position at 31 December 2008

By operating segment	Insurance operations UK D2	Insurance operations US D3	Insurance operations Asia D4	Total insurance operations	Asset management E2	Unallocated to a segment (central operations)	Intra-group eliminations	31 Dec 2008 Group total
	2008 £m							
Assets								
Intangible assets attributable to shareholders:								
Goodwill	–	–	111	111	1,230	–	–	1,341
Deferred acquisition costs and other intangible assets	134	3,962	1,247	5,343	6	–	–	5,349
Total[H1]	134	3,962	1,358	5,454	1,236	–	–	6,690
Intangible assets attributable to with-profits funds:								
In respect of acquired subsidiaries for venture fund and other investment purposes	174	–	–	174	–	–	–	174
Deferred acquisition costs and other intangible assets	13	–	113	126	–	–	–	126
Total[H2]	187	–	113	300	–	–	–	300
Total	321	3,962	1,471	5,754	1,236	–	–	6,990
Deferred tax assets[H4]	513	1,969	101	2,583	160	143	–	2,886
Other non-investment and non-cash assets[H3,H6]	4,962	1,819	1,416	8,197	135	3,553	(5,608)	6,277
Investment of long-term business and other operations:								
Investment properties	11,959	13	20	11,992	–	–	–	11,992
Investments accounted for using the equity method	–	–	–	–	–	10	–	10
Financial investments:								
Loans[note c]	1,902	5,121	1,705	8,728	1,763	–	–	10,491
Equity securities and portfolio holdings in unit trusts	38,880	15,142	8,077	62,099	23	–	–	62,122
Debt securities[note c]	58,871	24,249	11,113	94,233	991	–	–	95,224
Other investments	4,160	1,256	144	5,560	462	279	–	6,301
Deposits	6,090	390	750	7,230	64	–	–	7,294
Total investments[G1,H7,H8]	121,862	46,171	21,809	189,842	3,303	289	–	193,434
Properties held for sale[H9]	–	–	–	–	–	–	–	–
Cash and cash equivalents[H10]	2,571	246	1,501	4,318	1,472	165	–	5,955
Total assets	130,229	54,167	26,298	210,694	6,306	4,150	(5,608)	215,542

FINANCIAL STATEMENTS

155

Notes on the Group financial statements > **B: Summary of results** > continued

B6: Group statement of financial position continued

By business segment	Insurance operations UK D2	Insurance operations US D3	Insurance operations Asia D4	Total insurance operations	Asset management E2	Unallocated to a segment (central operations)	Intra-group eliminations	31 Dec 2008 Group total
	2008 £m							
Equity and liabilities								
Equity								
Shareholders' equity[H11]	1,655	1,698	2,167	5,520	1,642	(2,104)	–	5,058
Minority interests	47	–	7	54	1	–	–	55
Total equity	1,702	1,698	2,174	5,574	1,643	(2,104)	–	5,113
Liabilities								
Policyholder liabilities and unallocated surplus of with-profits funds:								
Insurance contract liabilities[H12]	72,756	42,476	20,798	136,030	–	–	–	136,030
Investment contract liabilities with discretionary participation features[G1]	23,367	–	79	23,446	–	–	–	23,446
Investment contract liabilities without discretionary participation features[G1]	11,584	2,885	32	14,501	–	–	–	14,501
Unallocated surplus of with-profits funds[D2(h),H12]	8,254	–	160	8,414	–	–	–	8,414
Total policyholder liabilities and unallocated surplus of with-profits funds[note d]	115,961	45,361	21,069	182,391	–	–	–	182,391
Core structural borrowings of shareholder-financed operations:[H13]								
Subordinated debt	–	–	–	–	–	1,987	–	1,987
Other	–	173	–	173	–	798	–	971
Total	–	173	–	173	–	2,785	–	2,958
Operational borrowings attributable to shareholder-financed operations[G1,H13]	54	511	130	695	4	1,278	–	1,977
Borrowings attributable to with-profits funds[G1,H13]	1,308	–	–	1,308	–	–	–	1,308
Other non-insurance liabilities:[G1,H4,H14,H15]								
Obligations under funding, securities lending and sale and repurchase agreements	2,251	3,321	–	5,572	–	–	–	5,572
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	1,536	88	1,154	2,778	1,065	–	–	3,843
Deferred tax liabilities	1,421	1,337	441	3,199	11	19	–	3,229
Current tax liabilities	127	–	76	203	40	599	–	842
Accruals and deferred income	265	–	130	395	205	30	–	630
Other creditors	1,619	529	796	2,944	2,898	1,262	(5,608)	1,496
Provisions	267	23	37	327	97	37	–	461
Derivative liabilities	3,401	863	32	4,296	292	244	–	4,832
Other liabilities	317	263	259	839	51	–	–	890
Total	11,204	6,424	2,925	20,553	4,659	2,191	(5,608)	21,795
Total liabilities	128,527	52,469	24,124	205,120	4,663	6,254	(5,608)	210,429
Total equity and liabilities	130,229	54,167	26,298	210,694	6,306	4,150	(5,608)	215,542

156 **Prudential plc** Annual Report 2009

b Group statement of financial position by business type

By business type	2009 £m Participating funds	Shareholder-backed business: Unit-linked and variable annuity	Non-linked business	Asset management operations[E2]	Unallocated to a segment (central operations)	Intra-group eliminations	31 Dec 2009 Group total	2008 £m 31 Dec 2008 Group total
Assets								
Intangible assets attributable to shareholders:								
Goodwill	–	–	80	1,230	–	–	1,310	1,341
Deferred acquisition costs and other intangible assets	–	–	4,041	8	–	–	4,049	5,349
Total[H1]	–	–	4,121	1,238	–	–	5,359	6,690
Intangible assets attributable to with-profits funds:								
In respect of acquired subsidiaries for venture fund and other investment purposes	124	–	–	–	–	–	124	174
Deferred acquisition costs and other intangible assets	106	–	–	–	–	–	106	126
Total[H2]	230	–	–	–	–	–	230	300
Total	230	–	4,121	1,238	–	–	5,589	6,990
Deferred tax assets[H4]	156	–	2,212	132	208	–	2,708	2,886
Other non-investment and non-cash assets[H3,H6]	2,017	630	2,711	718	4,393	(5,044)	5,425	6,277
Investment of long-term business and other operations:								
Investment properties	8,759	662	1,484	–	–	–	10,905	11,992
Investments accounted for using the equity method	–	–	6	–	–	–	6	10
Financial investments:								
Loans[note c]	1,887	27	5,427	1,413	–	–	8,754	10,491
Equity securities and portfolio holdings in unit trusts	29,962	38,620	635	137	–	–	69,354	62,122
Debt securities[note c]	47,327	8,848	44,412	1,164	–	–	101,751	95,224
Other investments	3,448	110	1,285	113	176	–	5,132	6,301
Deposits	9,638	746	2,373	63	–	–	12,820	7,294
Total investments[G1,H7,H8]	101,021	49,013	55,622	2,890	176	–	208,722	193,434
Properties held for sale[H9]	–	–	3	–	–	–	3	–
Cash and cash equivalents[H10]	1,421	1,174	847	970	895	–	5,307	5,955
Total assets	104,845	50,817	65,516	5,948	5,672	(5,044)	227,754	215,542

FINANCIAL STATEMENTS

157

Notes on the Group financial statements > B: Summary of results > continued

B6: Group statement of financial position continued

By business type	2009 £m							2008 £m
		Shareholder-backed business						
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations[E2]	Unallocated to a segment (central operations)	Intra-group eliminations	31 Dec 2009 Group total	31 Dec 2008 Group total
Equity and liabilities								
Equity								
Shareholders' equity[H11]	–	–	6,412	1,659	(1,800)	–	6,271	5,058
Minority interests	28	–	1	3	–	–	32	55
Total equity	28	–	6,413	1,662	(1,800)	–	6,303	5,113
Liabilities								
Policyholder liabilities and unallocated surplus of with-profits funds:								
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	86,337	49,391	50,670	–	–	–	186,398	173,977
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)[D2(b),H12]	10,019	–	–	–	–	–	10,019	8,414
Total policyholder liabilities and unallocated surplus of with-profits funds[note d]	96,356	49,391	50,670	–	–	–	196,417	182,391
Core structural borrowings of shareholder-financed operations:[H13]								
Subordinated debt	–	–	–	–	2,691	–	2,691	1,987
Other	–	–	154	–	549	–	703	971
Total	–	–	154	–	3,240	–	3,394	2,958
Operational borrowings attributable to shareholder-financed operations[G1,H13]	–	–	571	142	2,038	–	2,751	1,977
Borrowings attributable to with-profits operations[G1,H13]	1,284	–	–	–	–	–	1,284	1,308
Deferred tax liabilities	1,420	12	2,416	5	19	–	3,872	3,229
Other non-insurance liabilities	5,757	1,414	5,292	4,139	2,175	(5,044)	13,733	18,566
Total liabilities	104,817	50,817	59,103	4,286	7,472	(5,044)	221,451	210,429
Total equity and liabilities	104,845	50,817	65,516	5,948	5,672	(5,044)	227,754	215,542

158 Prudential plc Annual Report 2009

c Debt securities and loans

i Information on the credit risks of debt securities

	2009 £m						2008 £m
	Insurance operations			Total insurance operations	Asset management	Group total	Group total
	UK	US	Asia				
S&P – AAA	16,091	3,287	2,259	21,637	469	22,106	27,276
S&P – AA+ to AA-	6,472	846	1,594	8,912	148	9,060	10,885
S&P – A+ to A-	19,693	5,192	1,496	26,381	468	26,849	22,300
S&P – BBB+ to BBB-	12,183	7,659	682	20,524	57	20,581	15,392
S&P – Other	2,667	895	917	4,479	–	4,479	2,607
	57,106	17,879	6,948	81,933	1,142	83,075	78,460
Moody's – Aaa	463	273	134	870	–	870	1,657
Moody's – Aa1 to Aa3	276	43	349	668	19	687	1,056
Moody's – A1 to A3	801	32	309	1,142	2	1,144	1,187
Moody's – Baa1 to Baa3	815	64	40	919	–	919	614
Moody's – Other	339	57	15	411	–	411	307
	2,694	469	847	4,010	21	4,031	4,821
Implicit ratings of RMBS based on NAIC valuations (see below)							
– NAIC 1	–	747	–	747	–	747	–
– NAIC 2	–	105	–	105	–	105	–
– NAIC 3-6	–	473	–	473	–	473	–
	–	1,325	–	1,325	–	1,325	–
Fitch	1,022	281	39	1,342	–	1,342	1,065
Other	6,950	2,877	2,150	11,977	1	11,978	10,878
Total debt securities	67,772	22,831	9,984	100,587	1,164	101,751	95,224

In the table above, with the exception in 2009 of residential mortgage-backed securities within Jackson, Standard & Poor's (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative. During 2009, the National Association of Insurance Commissioners in the US revised the regulatory ratings process for more than 20,000 residential mortgage-backed securities. The table above includes these securities, held by Jackson, using the regulatory ratings levels established by an external third party (PIMCO). Notes D2(c), D3(c), D4(c) and E2 provide further details on the credit risks of debt securities by segment.

ii Group exposure to holdings in asset-backed securities

The Group's exposure to holdings in asset-backed securities which comprise residential mortgage-backed securities (RMBS), commercial mortgage backed securities (CMBS), CDO funds and other asset-backed securities (ABS), at 31 December 2009 is as follows:

	2009 £m	2008 £m
Shareholder-backed operations:		
UK insurance operations[note i]	2,044	1,075
US insurance operations[note ii]	6,376	7,464
Asian insurance operations[note iii]	59	15
Other operations[note iv]	326	407
	8,805	8,961
With-profits operations:		
UK insurance operations[note i]	6,451	4,977
Asian insurance operations[note iii]	378	328
	6,829	5,305
Total	15,634	14,266

FINANCIAL STATEMENTS

159

Notes on the Group financial statements > B: Summary of results > continued

B6: Group statement of financial position continued

i UK insurance operations
The UK insurance operations' exposure to asset-backed securities at 31 December 2009 comprises:

	2009 £m	2008 £m
Shareholder-backed business (2009: 29% AAA, 24% AA)	2,044	1,075
With-profits operations (2009: 33% AAA, 14% AA)	6,451	4,977
Total	8,495	6,052

All of the £2,044 million (2008: £1,075 million) exposure of the shareholder-backed business relates to the UK market, primarily to investments held by PRIL. £4,695 million of the £6,451 million (2008: £2,721 million of the £4,977 million) exposure of the with-profits operations relates to exposure to the UK market while the remaining £1,756 million (2008: £2,256 million) relates to exposure to the US market.

ii US insurance operations
The US insurance operations' exposure to asset-backed securities at 31 December 2009 comprises:

	2009 £m	2008 £m
RMBS*:		
Sub-prime (2009: 76% AAA, 1% AA)	194	291
Alt-A (2009: 24% AAA, 5% AA)	443	646
Prime (2009: 82% AAA, 4% AA)	2,679	3,572
CMBS (2009: 46% AAA, 14% AA)	2,104	1,869
CDO funds (2009: 29% AAA, 10% AA),† including £3 million exposure to sub-prime	79	320
Other ABS (2009: 25% AAA, 18% AA), including £nil exposure to sub-prime	877	766
Total	6,376	7,464

*RMBS ratings refer to the rating implicit within NAIC risk-based capital valuation (see note c(i)).
†Including the Group's economic interest in Piedmont and other consolidated CDO funds.
Further details on Jackson's RMBS sub-prime and Alt-A securities are given in note D3(c).

iii Asian insurance operations
The Asian insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations.
The £378 million (2008: £328 million) asset-backed securities exposure of the Asian with-profits operations comprises:

	2009 £m	2008 £m
RMBS – all without sub-prime exposure	–	46
CMBS	91	88
CDO funds and other ABS	287	194
Total	378	328

The £378 million (2008: £328 million) includes £228 million (2008: £259 million) held by investment funds consolidated under IFRS in recognition of the control arrangements for those funds and includes an amount not owned by the Group with a corresponding liability of £61 million (2008: £32 million) on the statement of financial position for net asset value attributable to external unit-holders in respect of these funds, which are non-recourse to the Group. Of the £378 million, 72 per cent (2008: £328 million, 70 per cent) are investment graded by Standard & Poor's.

iv Other operations
Other operations' exposure to asset-backed securities at 31 December 2009 is held by Prudential Capital and comprises:

	2009 £m	2008 £m
RMBS: Prime (2009: 92% AAA, 8% AA)	91	106
CMBS (2009: 48% AAA, 18% AA)	193	230
CDO funds and other ABS	42	71
Total	326	407

iii Loans
Information on the credit quality of the portfolio of loans, which almost wholly is for amounts which are neither past due or impaired is shown in notes D2, D3, D4 and E2. Details of allowances for loans, losses and amounts past due are shown in notes G1 and G2. No additional analysis is provided of the element of loans and receivables that were neither past due nor impaired from those of the total portfolio on the grounds of the immateriality of the difference between the neither past due nor impaired element and the total portfolio.

160 Prudential plc · Annual Report 2009

d Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of the Group from the beginning of the year to the end of the year is as follows:

	Insurance operations			Total insurance operations
	UK £m	US £m	Asia £m	£m
At 1 January 2008	138,290	34,848	17,179	190,317
Premiums	9,372	6,728	4,162	20,262
Surrenders	(4,281)	(3,852)	(1,191)	(9,324)
Maturities/Deaths	(8,324)	(564)	(354)	(9,242)
Net cash flows	(3,233)	2,312	2,617	1,696
Shareholders' transfers post tax	(284)	–	(23)	(307)
Investment-related items and other movements	(16,331)	(4,552)	(4,293)	(25,176)
Foreign exchange translation differences	(2,481)	12,753	5,589	15,861
At 31 December 2008/1 January 2009	115,961	45,361	21,069	182,391
Premiums	6,867	9,177	3,807	19,851
Surrenders	(3,971)	(3,255)	(1,201)	(8,427)
Maturities/Deaths	(7,239)	(733)	(342)	(8,314)
Net cash flows	(4,343)	5,189	2,264	3,110
Shareholders' transfers post tax	(202)	–	(20)	(222)
Changes in reserving basis in Malaysia	–	–	(63)	(63)
Assumption changes (shareholder-backed business)	(46)	–	(4)	(50)
Investment-related items and other movements	14,118	2,986	4,242	21,346
Foreign exchange translation differences	707	(5,225)	(2,069)	(6,587)
Disposal of Taiwan agency business	–	–	(3,508)	(3,508)
At 31 December 2009	126,195	48,311	21,911	196,417

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed.

Premiums, surrenders and maturities/deaths represent the amounts impacting policyholder liabilities and may not represent the total cash paid/received (for example, premiums are net of any deductions to cover acquisition costs).

FINANCIAL STATEMENTS

161

Notes on the Group financial statements > C: Group risk management a Overview

As a provider of financial services, including insurance, the Group’s business is the managed acceptance of risk. The control procedures and systems established within the Group are designed to manage, rather than eliminate, the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss, and focus on aligning the levels of risk-taking with the achievement of business objectives.

The Group’s internal control processes are detailed in the Group Governance Manual. This is supported by the Group risk framework, which provides an overview of the Group-wide philosophy and approach to risk management. Where appropriate, more detailed policies and procedures have been developed at Group and/or business unit levels. These include Group-wide mandatory policies on certain operational risks, including: health, safety, fraud, money laundering, bribery, business continuity, information security and operational security, and policies on certain financial risks. Additional guidelines are provided for some aspects of actuarial and financial activity.

Prudential’s risk governance framework requires that all of the Group’s businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The risk governance framework is based on the concept of ‘three lines of defence’: Risk management; risk oversight and independent assurance. Primary responsibility for strategy, performance management and risk control lies with the Board, the Group Chief Executive and the chief executives of each business unit. Risk oversight is provided by Group-level risk committees, chaired by the Group Chief Risk Officer or the Chief Financial Officer. Independent assurance on the Group’s and business unit internal control and risk management systems is provided by Group-wide Internal Audit reporting to the Group and business unit audit committees.

The Group’s risk reporting framework forms an important part of the Group’s business planning process. Business units review their risks as part of the annual preparation of their business plans and review opportunities and risks against business objectives regularly with Group executive management.

Additional information on the Group’s risk framework is included in the risk and capital management section of the Group’s business review.

The management of the risk attached to the Group’s financial instruments and insurance liabilities, together with the interrelationship with the management of capital may be summarised in the following sections.

b Group risk appetite

The Group risk appetite framework sets out the Group’s tolerance to risk management and return optimisation. The Group defines and monitors aggregate risk limits for its earnings volatility and its capital requirements based on financial and non-financial stresses.

i Earnings volatility:

The objectives of the limits are to ensure that (a) the volatility of earnings is consistent with stakeholder expectations, (b) the Group has adequate earnings (and cash flows) to service debt and expected dividends and (c) that earnings (and cash flows) are managed properly across geographies and are consistent with the Group’s funding strategies. The two measures used currently are European Embedded Value (EEV) operating profit based on longer-term investment returns and International Financial Reporting Standards (IFRS) operating profit based on longer-term investment returns. Additionally, EEV and IFRS total profits are also assessed.

ii Capital requirements:

The objectives of the limits are to ensure that (a) the Group meets the internal economic capital requirements at all times, (b) the Group achieves its desired target rating to meet its business objectives and (c) supervisory intervention is avoided. The two measures used are EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition we also monitor capital requirements on a local statutory basis.

Business units must establish suitable market, credit, underwriting and liquidity limits that maintain financial risk exposures within the defined Group risk appetite.

The Group’s risk appetite framework forms an integral part of its annual business planning cycle. Throughout the year, the Group risk function monitors the Group’s risk profile against the agreed limits. Using submissions from business units, Group risk function calculates the Group’s aggregated position (allowing for diversification effects between business units) relative to the limits determined by the risk appetite statements.

Market risk is managed such that as conditions evolve the risk profile is maintained within risk appetite in addition to business unit operational limits on credit risk, the Group sets counterparty risk limits at Group level. Limits on the total Group-wide exposures to a single counterparty are specified within different credit rating ‘categories’. Actual exposures are monitored against these limits on a monthly basis.

c Risk mitigation and hedging

The Group manages its actual risk profile against its tolerance of risk. To do this, the Group maintains risk registers that include details of the identified risks and of the controls and mitigating actions employed in managing them. Any mitigation strategies involving large transactions, such as a material derivative transaction, are subject to scrutiny at Group level before implementation.

The Group uses a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to limit insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

162 Prudential plc > Annual Report 2009

i Use of derivatives

In the UK and Asia, Prudential uses derivatives to reduce equity and credit risk, interest rate and currency exposures, and to facilitate efficient investment management. In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under annuity policies, and for certain equity-based product management activities.

Further details of the Group’s use of derivatives are explained in note G3.

ii Asset/liability management

Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities of each business unit. Stochastic asset/liability modelling is carried out locally by business units to perform dynamic solvency testing and assess capital requirements. Reserve adequacy testing under a range of scenarios and dynamic solvency analysis is carried out, including under certain scenarios mandated by the US, the UK and Asian regulators.

A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation and policyholder behaviour, under a large number of possible scenarios. These scenarios are projected forward over a period of time, typically 25 years, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. This allows the identification of which extreme scenarios will have the most adverse effects and what the best estimate outcome may be. The fund’s policy on management actions, including bonus and investment policy, are then set in order that they are consistent with the available capital and the targeted risk of default. This differs from a deterministic model, which would only consider the results from one carefully selected scenario.

For businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of fixed income securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits and the capital position from changing interest rates. In the UK, the cash flow analysis is used in Prudential’s annuity business while, in the US, it is used for its interest-sensitive and fixed index annuities and stable value products such as Guaranteed Investment Contracts (GICs). Perfect matching is not possible, for example because of the nature of the liabilities (which might include guaranteed surrender values) and options for prepayment contained in the assets or the unavailability of assets with a sufficiently long duration.

For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the expected future returns on its investments under different scenarios that best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimise returns to its policyholders and shareholders over time, while maintaining appropriate financial strength. Prudential uses this method extensively in connection with its UK with-profits business.

All of Prudential’s investments are held either for risk management or investment purposes. This is because almost all of the investments support policyholder or customer liabilities of one form or another. Any assets that Prudential holds centrally that are not supporting customer liabilities are predominantly invested in short-term fixed income and fixed maturity securities.

The Group has contingency plans in place for a range of operational risk scenarios, including incident management and business continuity plans. As a contingency plan for liquidity risk, the Group has arranged access to committed revolving credit facilities and committed securities lending facilities.

d Risk exposures

The Group publishes separately within ‘Additional Information’ of its Group Annual Report a section on key risk factors, which discusses inherent risks in the business and trading environment.

i Market risks

Market risk is the risk that arises from adverse changes in the value of, or income from, assets and changes in interest rates or exchange rates.

Equity and interest rate risk

Prudential faces equity risk and interest rate risk because most of its assets are investments that are either equity type investments and subject to equity price risk, or bonds, mortgages or cash deposits, the values of which are subject to interest rate risk. The amount of risk borne by Prudential’s shareholders depends on the extent to which its customers share the investment risk through the structure of Prudential’s products.

The split of Prudential’s investments between equity investments and interest-sensitive instruments depends principally on the type of liabilities supported by those investments and the amount of capital Prudential has available. The nature of some liabilities allows Prudential to invest a substantial portion of its investment funds in equity and property investments that Prudential believes produce greater returns over the long term. On the other hand Prudential has some liabilities that contain guaranteed returns and allow instant access (for example, interest-sensitive fixed annuities and immediate annuities), which generally will be supported by fixed income investments.

Foreign exchange risk

Prudential faces foreign exchange risk, primarily because its presentation currency is pounds sterling, whereas approximately 62 per cent of Prudential’s operating profit from continuing operations based on longer-term investment returns, as described in note B1, for the year ended 31 December 2009, came from US and Asian operations. The exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the adoption of average exchange rates for the translation of foreign currency revenues.

FINANCIAL STATEMENTS C

Notes on the Group financial statements > C: Group risk management > continued

d Risk exposures continued

Approximately 77 per cent of the Group’s IFRS basis shareholders’ equity at 31 December 2009 arose in Prudential’s US and Asian operations (2008: approximately 83 per cent). To mitigate the exposure of the US component there are US$1.55 billion of borrowings held centrally, which are formally designated as net investment hedges at 31 December 2009. Net of the currency position arising from these borrowings some 52 per cent of the Group’s shareholders’ funds are represented by net assets in currencies other than sterling.

Additional details on the market risks’ exposures of the UK, US and Asian insurance operations are provided in notes D2, D3 and D4, respectively.

ii Credit risk

Credit risk is the risk of loss to the Group if another party fails to perform its obligations, or fails to perform them in a timely manner. Credit risk is the Group’s most significant financial risk.

Some of Prudential’s businesses, in particular Jackson, the PAC with-profits fund and Prudential’s UK pension annuity business hold large amounts of interest-sensitive investments that contain credit risk on which a certain level of defaults is expected. These expected losses are considered when Prudential determines the crediting rates, deposit rates and premium rates for the products that will be supported by these assets. The key shareholder business exposed to credit risks is Jackson. Certain over-the-counter derivatives contain a credit risk element that is controlled through evaluation of collateral agreements and master netting agreements on interest rate and currency swaps. Prudential is also exposed to credit-related losses in the event of non-performance by counterparties.

Further analysis of the credit quality of debt securities held by the Group is shown in note B6. Additional details on the credit quality of the debt security portfolios of UK, US and Asian insurance operations are shown in notes D2, D3 and D4, respectively.

iii Liquidity risk

The assets of insurers are in general relatively liquid whilst liabilities to policyholders are mainly illiquid. Accordingly, for insurers, the focus is on parent capital and liquidity measures. Prudential regularly monitors and analyses its liquidity position at the Group level and performs stress tests of this position. For Prudential, liquidity risk is the risk that though solvent on a statement of financial position basis, the Group either does not have the financial resources to meet its obligations as they fall due or can secure such resources only at excessive cost. The liquidity of the Group is monitored on a monthly basis by comparing the predicted cash needs of the Group centre to meet corporate and financing costs (net of expected dividends from the business units) to the liquid resources available to it. These liquid resources include cash held and cash that could be raised through internal resources (for example by repoing unencumbered bonds). Base case and stress scenarios are reported monthly to the Balance Sheet and Capital Management Committee. The main stress is the assumption that the external financing markets are completely closed to Prudential, so no new external funding can be obtained, and existing funding cannot be rolled over. In addition, Group liquidity risk reports are prepared regularly. In summary, these address the sufficiency of external back-up lines, internal sources of liquidity, and monitor how external liabilities and other commitments over the next 12 months compare with internal and external sources. Currently, the parent company has significant internal resources of liquidity which are sufficient to meet all of its foreseeable future needs without having to utilise external funding. The Group maintains committed facilities that include £1.4 billion of undrawn syndicated committed banking facility and two £100 million bi-lateral facilities on the same terms, maturing in 2011 and 2012 respectively, as well as a committed £500 million annually renewable securities lending back-up facility.

iv Insurance risk

Insurance risk is the inherent uncertainty as to the occurrence, amount and timing of insurance liabilities. This includes adverse mortality, morbidity and persistency experience.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products and for reporting the results of its long-term business operations. In common with other industry participants, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity trends, voluntary discontinuance rates, investment performance, unit cost of administration and new business acquisition expenses.

For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business where, in exchange for their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, for as long as they live. Prudential conducts extensive research into longevity risk using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential UK assumes that current rates of mortality continuously improve over time at levels based on adjusted data from the Continuous Mortality Investigations (CMI) projections as published by the Institute and Faculty of Actuaries.

Prudential’s voluntary discontinuance (persistency) assumptions reflect recent past experience for each relevant line of business, and any expectations of future persistency. Where appropriate, allowance is also made for the relationship, which is either assumed or historically observed, between persistency and investment returns and the resulting additional risk is allowed for.

v Non-financial risks – operational, business environment and strategic risk

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people, systems or from external events. Business environment risk may arise from exposure to forces in the external environment that could significantly change the fundamentals that drive the business’ overall objectives and strategy. Strategic risk may arise from ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group’s capabilities.

164 Prudential plc > Annual Report 2009

Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses. Prudential processes a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Prudential has a significant number of third-party relationships that are important to the distribution and processing of its products, as market counterparties and as business partners.

The Group uses the qualitative and quantitative analysis of operational risk exposures material to the Group to support business decisions, to inform overall levels of capital held and to assess the adequacy of the corporate insurance programme.

e Regulatory capital requirements

Regulatory capital requirements apply at an individual company level for the Group’s life assurance and asset management business. These are described in sections D5 and E3 respectively.

In addition, the Group as a whole is subject to the capital adequacy requirements of the Insurance Groups Directive (IGD) as implemented by the FSA. The IGD pertains to groups whose activities are primarily concentrated in the insurance sector. Under this test the surplus capital held in each of the regulated subsidiaries is aggregated with the free assets of non-regulated subsidiaries. From this total Group borrowings are deducted, other than subordinated debt issues which qualify as capital. No credit for the benefit of diversification is allowed for under this approach. The test is passed when this aggregate number is positive: a negative result at any point in time is a notifiable breach of UK regulatory requirements.

Due to the geographically diverse nature of Prudential’s operations, the application of these requirements to Prudential is complex. In particular, for many of the Group’s Asian operations the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation.

The FSA has established a structure for determining how much hybrid debt can count as capital which is similar to that used for banks. It categorises capital as Tier 1 (equity and preference shares), Upper Tier 2 and Lower Tier 2. Up to 15 per cent of Tier 1 capital can be in the form of hybrid debt and is called ‘Innovative Tier 1’. At 31 December 2009 the Group held £1,422 million (2008: £1,059 million) of Innovative Tier 1 capital in the form of perpetual securities, £nil (2008: £nil) of Upper Tier 2 and £1,423 million (2008: £1,101 million) of Lower Tier 2 capital. The increase in these amounts arises from the issue in May 2009 of £400 million of subordinated debt (Lower Tier 2), the issue in July 2009 of $750 million perpetual subordinated capital securities (Innovative Tier 1) and exchange rate movements during 2009. Further details on these amounts and other Group borrowings are shown in note H13.

At 31 December 2008, Prudential met the requirements of the IGD with £1.5 billion of surplus capital before allowing for the 2008 final dividend. In addition, during 2009, Prudential met the requirements of the FSA under the IGD. The IGD position as at 31 December 2009 will be submitted to the FSA by 30 April 2010 and at the time of preparation of these financial statements the surplus capital under the test was estimated to be around £3.4 billion before allowing for the 2009 final dividend giving a solvency ratio of circa 270 per cent. The main components of the increase in IGD surplus during 2009 are:

• net capital generation mainly through operating earnings (in-force releases less investment in new business) of £1.1 billion;

• the sale of the Taiwan agency business (increasing IGD surplus by £0.8 billion);

• the hybrid debt issues in May and July (increasing IGD surplus by £0.9 billion);

• an additional recognition of £0.4 billion in respect of part of the shareholders’ interest in the future transfers from the PAC with-profits fund, recognition of £0.2 billion of future profits in the UK and Hong Kong and other intra-group capital efficiencies of £0.3 billion;

• offset by dividend payments, external financing costs and other central costs, credit related impacts in the US, impacts from regulatory changes and foreign exchange movements.

Prudential’s approach to capital allocation takes into account a range of factors, especially risk adjusted returns on capital, the impact of alternative capital measurement bases (accounting, regulatory, economic and ratings agency assessments), tax efficiency and wider strategic objectives.

Prudential optimises capital allocation across the Group by using a consistent set of capital performance metrics across all business units to ensure meaningful comparison. Capital utilisation, return on capital and new business value creation are measured at a product level. The use of these capital performance metrics is embedded into our decision-making processes for product launches, product design and product pricing.

Prudential’s capital performance metrics are based on economic capital, which provides a realistic and consistent view of our capital requirements across the Group, allowing for diversification benefits. Economic capital also provides valuable insights into our risk profile and is used both for risk measurement and capital management.

Prudential’s detailed understanding of risk adjusted performance allows Prudential to manage proactively its allocation of capital to write new business to maximise risk adjusted value creation.

FINANCIAL STATEMENTS C

Notes on the Group financial statements > D: Life assurance businesses

D1: Group overview

a Products and classification for IFRS reporting

The measurement basis of assets and liabilities of long-term business contracts is dependent upon the classification of the contracts under IFRS. Under IFRS 4, contracts are initially classified as being either ‘insurance’ contracts, if the level of insurance risk in the contracts is significant, or ‘investment’ contracts, if the risk is insignificant.

Insurance contracts

Insurance contracts are permitted to be accounted for under previously applied GAAP. The Group has chosen to adopt this approach. However, as an improvement to accounting policy, permitted by IFRS 4, the Group has applied the measurement principles for with-profits contracts of UK regulated entities and disclosures of the UK Standard FRS 27 from 1 January 2005. An explanation of the provisions under FRS 27 is provided in note D2.

Under the previously applied GAAP, UK GAAP, the assets and liabilities of contracts are reported in accordance with the MSB of reporting as set out in the ABI SORP.

The insurance contracts of the Group’s shareholder-backed business fall broadly into the following categories:

• UK insurance operations

– bulk and individual annuity business, written primarily by Prudential Retirement Income Limited and other categories of non-participating UK business;

• Jackson

– fixed and variable annuity business and life insurance; and

• Prudential Corporation Asia

– non-participating term, whole life, and unit-linked policies, together with accident and health policies.

Investment contracts

Investment contracts are further delineated under IFRS 4 between those with and without discretionary participation features.

For those contracts with discretionary participation features, IFRS 4 also permits the continued application of previously applied GAAP. The Group has adopted this approach, again subject to the FRS 27 improvement.

For investment contracts that do not contain discretionary participation features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract that may diverge from those previously applied.

Contracts of the Group, which are classified as investment contracts that do not contain discretionary participation features, can be summarised as:

• UK

– certain unit-linked savings and similar contracts;

• Jackson

– GICs and funding agreements

– minor amounts of ‘annuity certain’ contracts; and

• Prudential Corporation Asia

– minor amounts for a number of small categories of business.

166 Prudential plc > Annual Report 2009

The accounting for the investment contracts of UK insurance operations and Jackson’s GICs and funding agreements are considered in turn below:

i Certain UK unit-linked savings and similar contracts

Deferred acquisition costs

Acquisition costs are deferred to the extent that it is appropriate to recognise an asset that represents the entity’s contractual right to benefit from providing investment management services and are amortised as the entity recognises the related revenue. IAS 18 further reduces the costs potentially capable of deferral to incremental costs only. Deferred acquisition costs are amortised to the income statement in line with service provision.

Deferred income reserves

These are required to be established under IAS 18 with amortisation over the expected life of the contract. The majority of the relevant UK contracts are single premium with the initial deferred income reflecting the ‘front-end load’ i.e. the difference between the premium paid and the amount credited to the unit fund. Deferred income is amortised to the income statement in line with service provision. The amortisation profile is either on a straight-line basis or, if more appropriate, a further deferral of income recognition is applied.

Sterling reserves

Prudent provisions established for possible future expenses not covered by future margins at a policy level reflecting the regulatory approach in the UK are not permitted for those contracts with insignificant insurance risk that are classified as investment contracts.

ii Jackson – GICs and funding arrangements

Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. Funding agreements are of a similar nature but the interest rate may be floating, based on a rate linked to an external index. The US GAAP accounting requirements for such contracts are very similar to those under IFRS on the amortised cost model for liability measurement.

b Concentration of risk

i Business accepted

The Group’s exposure to life assurance risks is well diversified. This is achieved through the geographical spread of the Group’s operations and, within those operations, through a broad mix of product types.

As part of the risk management framework, the Group regularly monitors concentration of risk using a variety of risk monitoring tools including:

• Scenario testing and sensitivity analysis of the Group capital and profitability metrics involving IGD, Group economic capital, EEV and IFRS help identify concentrations of risks by risk types, products and business units, as well as the benefits of diversification of risks.

An example of the diversification benefits for Prudential is that adverse scenarios do not affect all business units in the same way, providing natural hedges within the Group. For example, the Group’s US business is sensitive to increasing interest rates, whereas, in contrast, several business units in Asia benefit from increasing rates. Conversely, these Asian business units are sensitive towards low interest rates, whereas certain products in the US benefit from falling interest rates. The economic capital framework also takes into account situations where factors are correlated, for example the extent of correlation between UK and US economies.

• Business units are also required to disclose to the Group risk function all material risks, along with information on their severity and likelihood, and mitigating actions taken or planned.

Credit risk remains one of the largest risk exposures. This reflects the relative size of exposure in Jackson and the UK shareholder annuities business. The Group manages concentration of credit risks by setting limits on the maximum exposure to each counterparty based on their credit ratings.

FINANCIAL STATEMENTS D

Notes on the Group financial statements > D: Life assurance businesses > continued

D1: Group overview continued

ii Ceded business

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group of liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. There are no significant concentrations of reinsurance risk. At 31 December 2009, 98 per cent (2008: 98 per cent) of the reinsurance recoverable insurance assets were ceded by the Group’s UK and US operations, of which 92 per cent (2008: 93 per cent) of the balance were from reinsurers with Standard & Poor’s rating A- and above.

c Guarantees

Notes D2(d), D3(d) and D4(d) provide details of guarantee features of the Group’s life assurance products. In the UK, guarantees of the with-profits products are valued for accounting purposes on a market consistent basis for 2009 as described in section D2(f)(ii). The UK business also has products with guaranteed annuity option features, mostly within SAIF, as described in section D2(d). There is little exposure to financial options and guarantees in the shareholder-backed business of the UK operations. The US business annuity products have a variety of option and guarantee features as described in Section D3(d). Jackson’s derivative programme seeks to manage the exposures as described in Section D3(e). The Group’s exposure to guarantees was significantly reduced during 2009 as a result of the disposal of the Taiwan agency business.

d Sensitivity of EEV basis profit and equity for market and other risks

The Group prepares supplementary EEV basis financial statements for half yearly and annual publication. These statements include sensitivity disclosures which are part of the market risk information provided to key management. The 2009 EEV sensitivity disclosures are shown in note 15 of the EEV basis supplementary information in this Annual Report.

e Sensitivity of IFRS basis profit or loss and equity to market and other risks

i Overview of risks by business unit

The financial assets and liabilities attaching to the Group’s life assurance business are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and equity.

Market risk is the risk that the fair value or future cash flows of a financial instrument or, in the case of liabilities of insurance contracts, their carrying value will fluctuate because of changes in market prices. Market risk comprises three types of risk, namely:

• Currency risk: due to changes in foreign exchange rates;

• interest rate risk: due to changes in market interest rates; and

• other price risk: due to fluctuations in market prices (other than those arising from interest rate risk or currency risk).

Policyholder liabilities relating to the Group’s life assurance businesses are also sensitive to the effects of other changes in experience, or expected future experience, such as for mortality, other insurance risk and lapse risk.

In addition, the profitability of the Group’s life assurance businesses and, as described in Section E, asset management business, is indirectly affected by the performance of the assets covering policyholder liabilities and related capital.

Three key points are to be noted, namely:

• The Group’s with-profits and unit-linked funds absorb most market risk attaching to the funds’ investments. Except for second order effects, for example on asset management fees and shareholders’ share of cost of bonuses for with-profits business, shareholder results are not directly affected by market value movements on the assets of these funds;

• the Group’s shareholder results are most sensitive to market risks for assets of shareholder-backed business; and

• the main exposures of the Group’s IFRS basis results to market risk for life assurance operations on investments of shareholder-backed business are for debt securities.

The most significant items for which the IFRS basis shareholders’ profit or loss and equity for the Group’s life assurance business is sensitive to these variables are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

168 Prudential plc > Annual Report 2009

	Market and credit risk			
Type of business	**Investments/derivatives**	**Liabilities/unallocated**	**Other exposure**	**Insurance and lapse risk**
UK insurance operations (see also section D2(i))				
With-profits business (including Prudential Annuities Limited)	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers
SAIF sub-fund	Net neutral direct exposure (Indirect exposure only)		Asset management fees earned by M&G	
Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees	Persistency risk
Shareholder-backed annuity business	Asset/liability mismatch risk Credit risk Interest rate risk for assets in excess of liabilities i.e. representing shareholder capital			Mortality experience and assumptions for longevity
US insurance operations (see also section D3(i))				
All business	Currency risk			Persistency risk
Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme			
Fixed index annuity business	Derivative hedge programme to the extent not fully hedged against liability and fund performance	Incidence of equity participation features		
Fixed index annuities, Fixed annuities and GIC business	Credit risk Interest rate risk These risks are reflected in volatile profit or loss and shareholders' equity for derivative value movements and impairment losses, and, in addition, for shareholders' equity for value movements on fixed income securities classified as 'available for sale' under IAS 39		Spread difference between earned rate and rate credited to policyholders	Lapse risk but the effects of extreme events are mitigated by the use of swaption contracts
Asian insurance operations (see also section D4(i))				
All business	Currency risk			Mortality and morbidity risk Persistency risk
With-profits business	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses	
Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees	
Non-participating business	Interest rate and price risk	Long-term interest rates		

FINANCIAL STATEMENTS
D

169

Notes on the Group financial statements > D: Life assurance businesses > continued

D1: Group overview continued

ii IFRS shareholder results – Exposures for market and other risk

Key Group exposures

The IFRS operating profit based on longer-term investment returns for UK insurance operations has high potential sensitivity for changes to longevity assumptions affecting the carrying value of liabilities to policyholders for shareholder-backed annuity business. In addition, at the total IFRS profit level the result is sensitive to temporary value movements on assets backing IFRS equity.

For Jackson at the level of operating profit based on longer-term investment returns, the results are sensitive to market conditions to the extent of income earned on spread-based products and equity-based exposure not mitigated by the equity and interest derivative programmes. Further information is given below under the US operations section of market and credit risk.

Jackson’s derivative programme is used to substantially mitigate equity market risk attaching to its equity-based products and interest rate risk associated with its spread-based products. Movements in interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets of fixed annuity and other general account business. Combined with the use of US GAAP measurement (as grandfathered under IFRS 4) for the asset and liabilities for the insurance contract liabilities, which is largely insensitive to current period market movements, the Jackson total profit (i.e. including short-term fluctuations in investment returns) is very sensitive to market movements. In addition to these effects the Jackson IFRS equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in equity (i.e. outside the income statement).

For Asian operations, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked business persistency, and other insurance risk.

At the total IFRS profit level the Asian result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

M&G profits are affected primarily by movements in the growth in funds under management and by the effect of any impairment on the loan book and fair value movements on debt securities held by Prudential Capital.

Market and credit risk

UK insurance operations

With-profits business

• With-profits business

Shareholder results of UK with-profits business are sensitive to market risk only through the indirect effect of investment performance on declared policyholder bonuses.

The investment assets of the PAC with-profits fund are subject to market risk. However, changes in their carrying value, net of related changes to asset-share liabilities of with-profit contracts, affect the level of unallocated surplus of the fund. As unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders’ profit or equity.

The shareholder results of the UK with-profits fund correspond to the shareholders’ share of the cost of bonuses declared on the with-profits business. This currently corresponds to one-ninth of the cost of bonuses declared.

Investment performance is a key driver of bonuses, and hence the shareholders’ share of cost of bonuses. Due to the ‘smoothed’ basis of bonus declaration the sensitivity to investment performance in a single year is low. However, over multiple periods it is important.

• Prudential Annuities Limited (PAL)

PAL’s business is not with-profits, it writes annuity business. However, as PAL is owned by the PAC with-profits sub-fund, changes in the carrying value of PAL’s assets and liabilities are reflected in the liability for unallocated surplus which as described above, do not affect shareholder results.

• Scottish Amicable Insurance Fund (SAIF)

SAIF is a ring-fenced fund in which, apart from asset management fees, shareholders have no interest. Accordingly, the Group’s IFRS profit and equity are insensitive to the direct effects of market risk attaching to SAIF’s assets and liabilities.

Shareholder-backed business

The factors that may significantly affect the IFRS results of UK shareholder-backed business are the mortality experience and assumptions and credit risk attaching to the annuity business of Prudential Retirement Income Limited and the PAC non-profit sub-fund.

• Prudential Retirement Income Limited (PRIL)

The assets covering PRIL’s liabilities are principally debt securities and other investments that are held to match the expected duration and payment characteristics of the policyholder liabilities. These liabilities are valued for IFRS reporting purposes by applying discount rates that reflect the market rates of return attaching to the covering assets.

170 Prudential plc > Annual Report 2009

Except to the extent of any asset/liability duration mismatch which is reviewed regularly, and exposure to credit risk, the sensitivity of the Group’s results to market risk for movements in the carrying value of PRIL’s liabilities and covering assets is broadly neutral on a net basis.

The main market risk sensitivity for PRIL arises from interest rate risk on the debt securities which substantially represent IFRS equity. This equity comprises the net assets held within the long-term fund of the company that cover regulatory basis liabilities that are not recognised for IFRS reporting purposes, for example contingency reserves, and shareholder capital held outside the long-term fund.

The principal items affecting the IFRS results for PRIL are mortality experience and assumptions, and credit risk.

• PAC non-profit sub-fund

The PAC non-profit sub-fund principally comprises annuity business previously written by Scottish Amicable Life, credit life, unit-linked and other non-participating business.

The financial assets covering the liabilities for those types of business are subject to market risk. However, for the annuity business the same considerations as described above for PRIL apply, whilst the liabilities of the unit-linked business change in line with the matching linked assets. Other liabilities of the PAC non-profit sub-fund are broadly insensitive to market risk.

• Other shareholder-backed unit-linked business

Due to the matching of policyholder liabilities to attaching asset value movements, the UK unit-linked business is not directly affected by market or credit risk. The principal factor affecting the IFRS results is investment performance through asset management fees.

US insurance operations (Jackson)

The IFRS basis results of Jackson are highly sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

Invested assets covering liabilities (other than the separate accounts) and related capital comprise principally debt securities classified as available-for-sale. Value movements for these securities are reflected as movements in shareholders’ equity through the statement of comprehensive income. Other invested assets and derivatives are carried at fair value with the value movements reflected in the income statement.

By contrast, the IFRS insurance liabilities for business written by Jackson, by the application of grandfathered GAAP under IFRS 4, are measured on US GAAP bases which with the exception of certain items covered by the equity hedging programme, are generally insensitive to temporary changes in market conditions or the short-term returns on the attaching asset portfolios.

These differences in carrying value of debt securities, other invested assets, derivatives and insurance liabilities give rise to potentially significant volatility in the IFRS income statement and shareholders’ equity. As with other shareholder-backed business the profit or loss for Jackson is presented in the Group’s segmental analysis of profit as described in note B1, by distinguishing the result for the year between an operating result based on longer-term investment returns and short-term fluctuations in investment returns. In this way the most significant direct effect of market changes that have taken place to the Jackson result are separately identified.

Excluding these short-term effects, the factors that most significantly affect the Jackson IFRS operating result based on long-term investment returns are:

• Variable annuity business – net effect of market risk arising from the incidence and valuation of guarantee features and variability of asset management fees offset by derivative hedging performance. The net effect of market risk in Jackson’s guarantees and derivatives included in operating result excludes the impact of changes in market implied volatility. Further movements in reserves for guarantees reflected in operating result are also based on a discount rate using a long-term average Corporate AA credit curve instead of the actual Corporate AA credit curve at the valuation date. The derivative hedging programme is designed to be economically effective and there can be some accounting mis-matches for those guarantee features which are not economically valued under grandfathered US GAAP, for example guaranteed minimum death benefits. These accounting mis-matches are magnified in periods of market dislocation;

• fixed annuity business – the spread differential between the earned rate and the rate credited to policyholders; and

• fixed index annuity business – the spread differential between the earned rate and the rate credited to policyholders and incidence of equity index participation features, net of the related hedging performance.

In addition, the total profit for Jackson is affected by the level of impairment losses on the debt securities portfolios, short-term value movements on derivatives held to manage the fixed annuity and other general account business, other temporary value movements on portfolio investments classified as fair value through profit and loss, and those arising on revaluing the embedded derivative components of variable annuity liabilities for the effects of short-term movements in AA corporate bond rate curves and equity volatility levels.

FINANCIAL STATEMENTS D

Notes on the Group financial statements > D: Life assurance businesses > continued

D1: Group overview continued

Asian insurance operations

For Asian with-profits business the same features apply as described above for UK with-profits business. Similarly, as for other parts of the Group, for unit-linked business the main factor affecting IFRS basis results is investment performance through asset management fees.

The sensitivity of the IFRS basis results of the Group’s Asian operations to market risk is primarily restricted to the non-participating business.

This sensitivity is primarily reflected through the volatility of asset returns coupled with the fact that the accounting carrying value of liabilities to policyholders are only partially sensitive to changed market conditions. As for UK shareholder-backed operations and Jackson, the IFRS profit is distinguished in the Group’s segmental analysis so as to distinguish operating profits based on longer-term investment returns and short-term fluctuations in investment returns.

Insurance and lapse risk

The features described above cover the main sensitivities of IFRS profit and loss and equity for market, insurance and credit risk. Lapse and longevity risk may also be a key determination of IFRS basis results with variable impacts.

In the UK, adverse persistency experience can affect the level of profitability from with-profits and unit-linked business. For with-profits business in any given year, the amount represented by the shareholders’ share of cost of bonus may only be marginally affected. However, altered persistency trends may affect future expected shareholder transfers.

By contrast, Group IFRS operating profit is particularly sensitive to longevity outlook that results in changes of assumption for the UK shareholder-backed annuity business.

Jackson is sensitive to lapse risk. However, Jackson uses swaption derivatives to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behaviour.

In Asia adverse persistency experience can impact the IFRS profitability of certain business written in the region. This risk is managed at a business unit level through monthly monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, e.g. surrender charges.

iii Impact of diversification on risk exposure

The Group enjoys significant diversification benefits. This arises because not all risk scenarios will happen at the same time and across all geographic regions. The Group tests the sensitivities of results to different correlation factors such as:

Correlation across geographic regions

• Financial risk factors

• Non-financial risk factors.

Correlation across risk factors

• Longevity risk

• Expenses

• Persistency

• Other risks.

The effect of Group diversification is to significantly reduce the aggregate standalone volatility risk to IFRS operating profit based on longer-term investment returns. The effect is almost wholly explained by the correlations across risk types, in particular longevity risk.

f Duration of liabilities

Under the terms of the Group’s contracts, as for life assurance contracts generally, the contractual maturity date is the earlier of the end of the contract term, death, other insurable events or surrender. The Group has therefore chosen to provide details of liability duration that reflect the actuarially determined best estimate of the likely incidence of these factors on contract duration. Details are shown in sections D2(j), D3(j) and D4(j).

In the years 2005 to 2009, claims paid on the Group’s life assurance contracts including those classified as investment contracts under IFRS 4 ranged from £13 billion to £19 billion. Indicatively, it is to be expected that, of the Group’s policyholder liabilities (excluding unallocated surplus) at 31 December 2009 of £186.4 billion, the amounts likely to be paid in 2010 will be of a similar magnitude.

172 Prudential plc > Annual Report 2009

D2: UK insurance operations

a Summary statement of financial position

In order to explain the different types of UK business and fund structure, the statement of financial position of the UK insurance operations may be analysed by the assets and liabilities of the Scottish Amicable Insurance Fund (SAIF), the PAC with-profits sub-fund (WPSF), unit-linked assets and liabilities and annuity (principally PRIL) and other business. The assets and liabilities of these funds and subsidiaries are shown in the table below.

		PAC with-profits fund note i			Other funds and subsidiaries			UK insurance operations	
	Scottish Amicable Insurance Fund note ii £m	Excluding Prudential Annuities Limited £m	Prudential Annuities Limited note iii £m	Total note iv £m	Unit-linked assets and liabilities £m	Annuity and other long-term business £m	Total £m	2009 Total £m	2008 Total £m
Assets									
Intangible assets attributable to shareholders:									
Deferred acquisition costs and other intangible assets	–	–	–	–	–	127	127	**127**	134
	–	–	–	–	–	127	127	**127**	134
Intangible assets attributable to PAC with-profits fund:									
In respect of acquired subsidiaries for venture fund and other investment purposes	–	124	–	124	–	–	–	**124**	174
Deferred acquisition costs	2	7	–	7	–	–	–	**9**	13
	2	131	–	131	–	–	–	**133**	187
Total	2	131	–	131	–	127	127	**260**	321
Deferred tax assets	2	84	70	154		136	136	**292**	513
Other non-investment and non-cash assets	419	1,020	344	1,364	547	744	1,291	**3,074**	4,962
Investments of long-term business and other operations:									
Investment properties	710	7,330	719	8,049	662	1,440	2,102	**10,861**	11,959
Investments accounted for using the equity method	–	–	–	–	–	4	4	**4**	–
Financial investments:									
Loans note v	138	825	143	968	–	709	709	**1,815**	1,902
Equity securities and portfolio holdings in unit trusts	2,994	23,062	215	23,277	10,757	23	10,780	**37,051**	38,880
Debt securities note D2c	4,797	25,358	12,184	37,542	6,386	19,047	25,433	**67,772**	58,871
Other investments note vi	340	2,879	156	3,035	66	189	255	**3,630**	4,160
Deposits	869	8,378	377	8,755	550	1,383	1,933	**11,557**	6,090
Total investments	9,848	67,832	13,794	81,626	18,421	22,795	41,216	**132,690**	121,862
Cash and cash equivalents	214	948	34	982	939	130	1,069	**2,265**	2,571
Total assets	**10,485**	**70,015**	**14,242**	**84,257**	**19,907**	**23,932**	**43,839**	**138,581**	130,229

FINANCIAL STATEMENTS D

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Notes on the Group financial statements > D: Life assurance businesses > continued

D2: UK insurance operations continued

		PAC with-profits fund note i			Other funds and subsidiaries			UK insurance operations	
	Scottish Amicable Insurance Fund note ii £m	Excluding Prudential Annuities Limited £m	Prudential Annuities Limited note iii £m	Total note iv £m	Unit-linked assets and liabilities £m	Annuity and other long-term business £m	Total £m	2009 Total £m	2008 Total £m
Equity and liabilities									
Equity									
Shareholders' equity	–	–	–	–	–	1,939	1,939	**1,939**	1,655
Minority interests	–	28	–	28	–	–	–	**28**	47
Total equity	–	28	–	28	–	1,939	1,939	**1,967**	1,702
Liabilities									
Policyholder liabilities and unallocated surplus of with-profits funds:									
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	9,972	55,588	11,969	67,557	19,035	19,665	38,700	**116,229**	107,707
Unallocated surplus of with-profits funds (reflecting application of 'realistic' provisions for UK regulated with-profits funds)	–	8,421	1,545	9,966	–	–	–	**9,966**	8,254
Total	9,972	64,009	13,514	77,523	19,035	19,665	38,700	**126,195**	115,961
Operational borrowings attributable to shareholder-financed operations	–	–	–	–	–	158	158	**158**	54
Borrowings attributable to with-profits funds	118	1,166	–	1,166	–	–	–	**1,284**	1,308
Deferred tax liabilities	66	807	281	1,088	–	452	452	**1,606**	1,421
Other non-insurance liabilities	329	4,005	447	4,452	872	1,718	2,590	**7,371**	9,783
Total liabilities	10,485	69,987	14,242	84,229	19,907	21,993	41,900	**136,614**	128,527
Total equity and liabilities	**10,485**	**70,015**	**14,242**	**84,257**	**19,907**	**23,932**	**43,839**	**138,581**	130,229

Notes

i For the purposes of this table and subsequent explanation, references to the PAC WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund, which includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

ii SAIF is a separate sub-fund within the PAC long-term business fund.

iii Wholly-owned subsidiary of the PAC WPSF that writes annuity business.

iv Excluding policyholder liabilities of the Hong Kong branch of PAC.

v The loans of the Group's UK insurance operations of £1,815 million (2008: £1,902 million) comprise loans held by the PAC WPSF of £1,106 million (2008: £1,345 million) and loans held by shareholder-backed business of £709 million (2008: £557 million).

The loans held by the PAC WPSF comprise mortgage loans of £145 million, policy loans of £24 million and other loans of £937 million (2008: £150 million, £29 million and £1,166 million respectively). The mortgage loans are collateralised by properties. Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

The loans held by the UK shareholder-backed business comprise mortgage loans collateralised by properties of £702 million (2008: £551 million) and other loans of £7 million (2008: £6 million).

174 Prudential plc Annual Report 2009

vi Other investments comprise:

	2009 £m	2008 £m
Derivative assets* note G3	910	1,326
Partnerships in investment pools and other†	2,720	2,834
	3,630	4,160

*In the UK, Prudential uses derivatives to reduce equity and credit risk, interest rate and currency exposures, and to facilitate efficient portfolio management. After derivative liabilities of £709 million (2008: £3,401 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £201 million (2008: net liability of £2,075 million).

†Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily venture fund investments and investment in property funds and limited partnerships.

b Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the year to the end of the year is as follows:

		Other funds and subsidiaries		
	SAIF and PAC with-profits sub-fund £m	Unit-linked liabilities £m	Annuity and other long-term business £m	UK insurance operations Total £m
At 1 January 2008	103,772	18,977	15,541	138,290
Premiums	3,157	2,435	3,780	9,372
Surrenders	(2,336)	(1,838)	(107)	(4,281)
Maturities/Deaths	(6,309)	(666)	(1,349)	(8,324)
Net cash flows note a	(5,488)	(69)	2,324	(3,233)
Shareholders transfers post tax	(284)	–	–	(284)
Switches	(360)	360	–	–
Assumption changes (shareholder-backed business) note D2h note c	–	–	447	447
Investment-related items and other movements note b	(13,049)	(2,952)	(777)	(16,778)
Foreign exchange translation differences	(2,483)	2	–	(2,481)
At 31 December 2008/1 January 2009	**82,108**	**16,318**	**17,535**	**115,961**
Premiums	**3,271**	**1,860**	**1,736**	**6,867**
Surrenders	**(2,394)**	**(1,535)**	**(42)**	**(3,971)**
Maturities/Deaths	**(5,147)**	**(670)**	**(1,422)**	**(7,239)**
Net cash flows note a	**(4,270)**	**(345)**	**272**	**(4,343)**
Shareholders transfers post tax	**(202)**	**–**	**–**	**(202)**
Switches	**(270)**	**270**	**–**	**–**
Assumption changes (shareholder-backed business) note D2h note c	**–**	**–**	**(46)**	**(46)**
Investment-related items and other movements note b	**9,365**	**2,849**	**1,904**	**14,118**
Foreign exchange translation differences	**764**	**(57)**	**–**	**707**
At 31 December 2009	**87,495**	**19,035**	**19,665**	**126,195**

Notes

a Net cash flows of negative £4,343 million have increased from negative £3,233 million in 2008, principally as a result of a decrease in premiums following the decision to limit bulk annuity transactions in the period.

b Investment-related items and other movements of £14,118 million across fund types reflected the strong performance of UK equity markets in 2009, as well as the increase in value of debt securities and the reversal of unrealised losses on property investments recorded in 2008.

c Assumption changes principally represent the net impact of changes to the deflation reserve, expense assumptions and modelling changes.

FINANCIAL STATEMENTS D

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Notes on the Group financial statements > D: Life assurance businesses > continued

D2: UK insurance operations continued

c Information on credit risk of debt securities

The following table summarises by rating the securities held by UK insurance operations as at 31 December 2009 and 2008:

		PAC with-profits sub-fund			Other funds and subsidiaries			UK insurance operations	
	Scottish Amicable Insurance Fund £m	Excluding Prudential Annuities Limited £m	Prudential Annuities Limited £m	Total £m	Unit-linked assets and liabilities £m	PRIL £m	Other annuity and long-term business £m	2009 Total £m	2008 Total £m
S&P – AAA	1,018	4,594	2,531	7,125	2,451	4,702	795	**16,091**	18,981
S&P – AA+ to AA-	399	2,242	1,131	3,373	765	1,716	219	**6,472**	6,012
S&P – A+ to A-	1,210	6,954	3,685	10,639	1,788	5,366	690	**19,693**	15,929
S&P – BBB+ to BBB-	1,124	6,141	1,287	7,428	905	2,276	450	**12,183**	7,413
S&P – Other	316	1,618	168	1,786	360	182	23	**2,667**	1,033
	4,067	21,549	8,802	30,351	6,269	14,242	2,177	**57,106**	49,368
Moody's – Aaa	59	252	51	303	4	76	21	**463**	681
Moody's – Aa1 to Aa	18	108	40	148	–	85	25	**276**	833
Moody's – A1 to A3	36	181	290	471	–	251	43	**801**	678
Moody's – Baa1 to Baa3	65	324	258	582	–	141	27	**815**	454
Moody's – Other	27	140	61	201	–	102	9	**339**	162
	205	1,005	700	1,705	4	655	125	**2,694**	2,808
Fitch	46	300	331	631	–	314	31	**1,022**	560
Other	479	2,504	2,351	4,855	113	1,423	80	**6,950**	6,135
Total debt securities	4,797	25,358	12,184	37,542	6,386	16,634	2,413	**67,772**	58,871

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. Of the £6,950 million total debt securities held in 2009 (2008: £6,135 million) which are not externally rated, £2,190 million were internally rated AAA to A-, £3,445 million were internally rated BBB to B- and £1,315 million were rated below B- or unrated (2008: £2,325 million, £3,149 million and £661 million respectively). The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £1,503 million PRIL and other annuity and long-term business investments which are not externally rated, £15 million were internally rated AAA, £88 million AA, £495 million A, £647 million BBB, £123 million BB and £135 million were internally rated B+ and below.

As detailed in note D2(i) below, the primary sensitivity of IFRS basis profit or loss and shareholders' equity relates to non-linked shareholder-backed business which covers 'PRIL' and 'other annuity and long-term business' in the table above.

d Products and guarantees

Prudential's long-term products in the UK consist of life insurance, pension products and pension annuities.

These products are written primarily in:

- One of three separate sub-funds of the PAC long-term fund, namely the with-profits sub-fund, SAIF, and the non-profit sub-fund;
- Prudential Annuities Limited, which is owned by the PAC with-profits sub-fund;
- Prudential Retirement Income Limited, a shareholder-owned subsidiary; or
- Other shareholder-backed subsidiaries writing mainly non-profit unit-linked business.

i With-profits products and PAC with-profits sub-fund

Within the statement of financial position of UK insurance operations at 31 December 2009, as shown in note D2(a), there are policyholder liabilities and unallocated surplus of £77.5 billion (2008: £72.1 billion) that relate to the WPSF. These amounts include the liabilities and capital of Prudential Annuities Limited, a wholly owned subsidiary of the fund. The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation.

The WPSF held a provision of £31 million at 31 December 2009 (2008: £42 million) to honour guarantees on a small amount of guaranteed annuity products. SAIF's exposure to guaranteed annuities is described below.

Beyond the generic guarantees described above, there are very few explicit options or guarantees such as minimum investment returns, surrender values or annuities at retirement and any granted have generally been at very low levels.

With-profits products provide returns to policyholders through bonuses that are 'smoothed'. There are two types of bonuses: 'annual' and 'final'. Annual bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration.

176 Prudential plc · Annual Report 2009

The main factors that influence the determination of bonus rates are the return on the investments of the with-profits fund, inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. The overall rate of return earned on investments and the expectation of future investment returns are the most important influences on bonus rates.

A high proportion of the assets backing the with-profits business are invested in equities and real estate. If the financial strength of the with-profits business is affected, then a higher proportion of fixed interest or similar assets might be held by the fund.

Further details on the determination of the two types of the bonuses: ‘regular’ and ‘final’, the application of significant judgement, key assumptions and the degree of smoothing of investment returns in determining the bonus rates are provided below.

Regular bonus rates

For regular bonuses, the bonus rates are determined for each type of policy primarily by targeting the bonus level at a prudent proportion of the long-term expected future investment return on underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders’ transfers. However, the rates declared may differ by product type, or by the date of payment of the premium or date of issue of the policy or if the accumulated annual bonuses are particularly high or low relative to a prudent proportion of the achieved investment return.

When target bonus levels change the PAC Board has regard to the overall strength of the long-term fund when determining the length of time over which it will seek to achieve the amended prudent target bonus level.

In normal investment conditions, PAC expects changes in regular bonus rates to be gradual over time, and these are not expected to exceed one per cent per annum over any year. However, the PAC Directors retain the discretion whether or not to declare a regular bonus each year, and there is no limit on the amount by which regular bonus rates can change.

Final bonus rates

A final bonus which is normally declared yearly, may be added when a claim is paid or when units of a unitised product are realised. The rates of final bonus usually vary by type of policy and by reference to the period, usually a year, in which the policy commences or each premium is paid. These rates are determined by reference to the asset shares for the sample policies but subject to the smoothing approach, explained below.

In general, the same final bonus scale applies to maturity, death and surrender claims except that:

• The total surrender value may be impacted by the application of a Market Value Reduction – MVR – (for accumulating with-profits policies) and is affected by the surrender bases (for conventional with-profits business); and

• For the SAIF and Scottish Amicable Life (SAL), the final bonus rates applicable on surrender may be adjusted to reflect expected future bonus rates.

Application of significant judgement

The application of the above method for determining bonuses requires the PAC board of directors to apply significant judgement in many respects, including in particular the following:

• Determining what constitutes fair treatment of customers: Prudential is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of determining what constitutes fair treatment, while established by statute, is not defined.

• Smoothing of investment returns: This is an important feature of with-profits products. Determining when particular circumstances, such as a significant rise or fall in market values, warrant variations in the standard bonus smoothing limits that apply in normal circumstances requires the PAC Board to exercise significant judgement.

• Determining at what level to set bonuses to ensure that they are competitive: The overall return to policyholders is an important competitive measure for attracting new business.

Key assumptions

As noted above, the overall rate of return on investments and the expectation of future investment returns are the most important influences in bonus rates, subject to the smoothing described below. Prudential determines the assumptions to apply in respect of these factors, including the effects of reasonably likely changes in key assumptions, in the context of the overarching discretionary and smoothing framework that applies to its with-profits business as described above. As such, it is not possible to specifically quantify the effects of each of these assumptions or of reasonably likely changes in these assumptions.

Prudential’s approach, in applying significant judgement and discretion in relation to determining bonus rates, is consistent conceptually with the approach adopted by other firms that manage a with-profits business. It is also consistent with the requirements of UK law, which require all UK firms that carry out a with-profits business to define, and make publicly available, the Principles and Practices of Financial Management (PPFM) that are applied in the management of their with-profits funds.

FINANCIAL

STATEMENTS D

Notes on the Group financial statements > D: Life assurance businesses > continued

D2: UK insurance operations continued

Accordingly, Prudential's PPFM contains an explanation of how it determines regular and final bonus rates within the discretionary framework that applies to all with-profits policies, subject to the general legislative requirements applicable. The purpose of Prudential's PPFM is therefore to:

- explain the nature and extent of the discretion available;
- show how competing or conflicting interests or expectations of:
  - different groups and generations of policyholders; and
  - policyholders and shareholders are managed so that all policyholders and shareholders are treated fairly; and
- provide a knowledgeable observer (e.g. a financial adviser) with an understanding of the material risks and rewards from starting and continuing to invest in a with-profits policy with Prudential.

Furthermore, in accordance with industry-wide regulatory requirements, the PAC Board has appointed:

- an Actuarial Function Holder who provides the PAC Board with all actuarial advice;
- a With-Profits Actuary whose specific duty is to advise the PAC Board on the reasonableness and proportionality of the manner in which its discretion has been exercised in applying the PPFM and the manner in which any conflicting interests have been addressed; and
- a With-Profits Committee of independent individuals, which assesses the degree of compliance with the PPFM and the manner in which conflicting rights have been addressed.

Smoothing of investment return

In determining bonus rates for the UK with-profits policies, smoothing is applied to the allocation of the overall earnings of the UK with-profits fund of which the investment return is a significant element. The smoothing approach differs between accumulating and conventional with-profits policies to reflect the different contract features. In normal circumstances, Prudential does not expect most payout values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance payout values between different policies. Greater flexibility may be required in certain circumstances, for example following a significant rise or fall in market values, and in such situations the PAC Board may decide to vary the standard bonus smoothing limits in order to protect the overall interests of policyholders.

The degree of smoothing is illustrated numerically by comparing in the following table the relatively 'smoothed' level of policyholder bonuses declared as part of the surplus for distribution with the more volatile movement in investment return and other items of income and expenditure of the UK component of the PAC with-profits fund for each year presented.

	2009 £m	2008 £m
Net income of the fund:		
Investment return	10,461	(14,595)
Claims incurred	(6,253)	(7,068)
Movement in policyholder liabilities	(3,692)	13,504
Add back policyholder bonuses for the year (as shown below)	1,827	2,565
Claims incurred and movement in policyholder liabilities (including charge for provision for asset shares and excluding policyholder bonuses)	(8,118)	9,001
Earned premiums, net of reinsurance	3,063	2,927
Other income	(2)	(36)
Acquisition costs and other operating expenditure	(842)	(408)
Tax (charge) credit	(640)	1,191
Net income of the fund before movement in unallocated surplus	3,922	(1,920)
Movement in unallocated surplus	(1,893)	4,769
Surplus for distribution	2,029	2,849
Surplus for distribution allocated as follows:		
– 90% policyholders bonus (as shown above)	1,827	2,565
– 10% shareholders' transfers	202	284
	2,029	2,849

178 Prudential plc Annual Report 2009

ii Annuity business

Prudential’s conventional annuities include level, fixed-increase and retail price index (RPI) annuities. They are mainly written within the subsidiaries PAL, PRIL, Prudential Pensions Limited and the PAC with-profits sub-fund, but there are some annuity liabilities in the nonprofit sub-fund and SAIF.

Prudential’s fixed-increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder’s life. The RPI annuities that Prudential offers provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK RPI.

Prudential’s with-profits annuities, which are written in the WPSF, combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain exposure to investment return on the WPSF’s equity shares, property and other investment categories over time. Policyholders select an ‘anticipated bonus’ from the specific range Prudential offers for the particular product. The amount of the annuity payment each year depends upon the relationship between the anticipated bonus rate selected by the policyholder when the product is purchased and the bonus rates Prudential subsequently declares each year during the term of the product. If the total bonus rates fall below the anticipated rate, then the annuity income falls.

At 31 December 2009, £32.3 billion (2008: £29.4 billion) of investments relate to annuity business of PAL and PRIL. These investments are predominantly in debt securities (including retail price index-linked bonds to match retail price index-linked annuities), loans and deposits and are duration matched with the estimated duration of the liabilities they support.

iii SAIF

SAIF is a ring-fenced sub-fund of the PAC long-term fund formed following the acquisition of the mutually owned Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in force at the time of the acquisition and incremental premiums are permitted on these policies.

The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business.

The process for determining policyholder bonuses of SAIF with-profits policies, which constitute the vast majority of obligations of the funds, is similar to that for the with-profits policies of the WPSF. However, in addition, the surplus assets in SAIF are allocated to policies in an orderly and equitable distribution over time as enhancements to policyholder benefits i.e. in excess of those based on asset share.

Provision is made for the risks attaching to some SAIF unitised with-profits policies that have MVR-free dates and for those SAIF products which have a guaranteed minimum benefit on death or maturity of premiums accumulated at four per cent per annum.

The Group’s main exposure to guaranteed annuities in the UK is through SAIF and a provision of £284 million was held in SAIF at

31 December 2009 (2008: £391 million) to honour the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF this provision has no impact on the financial position of the Group’s shareholders’ equity.

iv Unit-linked (non-annuity) and other non-profit business

Prudential UK insurance operations also have an extensive book of unit-linked policies of varying types and provide a range of other non-profit business such as credit life and protection contracts. These contracts do not contain significant financial guarantees.

There are no guaranteed maturity values or guaranteed annuity options on unit-linked policies except for minor amounts for certain policies linked to cash units within SAIF.

e Exposure to market risk

i Non-linked life and pension business

For with-profits business, the absence of guaranteed surrender values and the flexibility given by the operation of the bonus system means that a high proportion of the investments backing the with-profits business are in equities and real estate with the balance in debt securities, deposits and loans.

The investments supporting the protection business are small in value and tend to be assets of a fixed term duration reflecting the guaranteed nature of the liabilities.

ii Pension annuity business

Prudential’s UK annuity business mainly employs fixed income investments (including UK retail price index-linked assets) because the liabilities consist of guaranteed payments for as long as each annuitant or surviving partner is alive. Retail price index-linked assets are used to back pension annuities where the payments are linked to the RPI.

iii Unit-linked business

Except through the second order effect on asset management fees, the unit-linked business of the UK insurance operations is not exposed to market risk. The lack of exposure arises from the contract nature whereby policyholder benefits reflect asset value movements of the unit-linked funds.

FINANCIAL

STATEMENTS D

Notes on the Group financial statements > D: Life assurance businesses > continued

D2: UK insurance operations continued

f Process for setting assumptions and determining contract liabilities

i Overview

The calculation of the contract liabilities involves the setting of assumptions for future experience. This is done following detailed review of the relevant experience including, in particular, mortality, expenses, tax, economic assumptions and where applicable, persistency.

For with-profits business written in the WPSF or SAIF, a market consistent valuation is performed (as described in section (ii) below). Additional assumptions required are for persistency and the management actions under which the fund is managed. Assumptions used for a market consistent valuation typically do not contain margins, whereas those used for the valuation of other classes of business do.

Mortality assumptions are set based on the results of the most recent experience analysis looking at the experience over recent years of the relevant business. For non-profit business, a margin for adverse deviation is added. Different assumptions are applied for different product groups. For annuitant mortality, assumptions for current mortality rates are based on recent experience investigations and expected future improvements in mortality. The expected future improvements are based on recent experience and projections of the business and industry experience generally.

Maintenance and, for some classes of business, termination expense assumptions are expressed as per policy amounts. They are set based on the expenses incurred during the year, including an allowance for ongoing investment expenditure and allocated between entities and product groups in accordance with the operation’s internal cost allocation model. For non-profit business a margin for adverse deviation is added to this amount. Expense inflation assumptions are set consistent with the economic basis and based on the difference between yields on nominal gilts and index-linked gilts.

From 1 January 2008, when the previous tariff arrangement terminated, the actual renewal expenses incurred on behalf of SAIF by other Group companies are recharged in full to SAIF.

The assumptions for asset management expenses are based on the charges specified in agreements with the Group’s asset management operations, plus a margin for adverse deviation for non-profit business.

Tax assumptions are set equal to current rates of taxation.

For non-profit business excluding unit-linked business, the valuation interest rates used to discount the liabilities are based on the yields as at the valuation date on the assets backing the technical provisions. For fixed interest securities the gross redemption yield is used except for the PAL and PRIL annuity business where the internal rate of return of the assets backing the liabilities is used. Properties are valued using the rental yield, and for equities it is the greater of the dividend yield and the average of the dividend yield and the earnings yield. An adjustment is made to the yield on non risk-free fixed interest securities and property to reflect credit risk. To calculate the non-unit reserves for linked business, assumptions have been set for the gross unit growth rate and the rate of inflation of maintenance expenses, as well as for the valuation interest rate as described above.

ii WPSF and SAIF

The policyholder liabilities reported for the WPSF are primarily for two broad types of business. These are accumulating and conventional with-profits contracts. The policyholder liabilities of the WPSF are accounted for under FRS 27.

The provisions have been determined on a basis consistent with the detailed methodology included in regulations contained in the FSA’s rules for the determination of reserves on the FSA’s ‘realistic’ Peak 2 basis. In aggregate, the regime has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. These contracts are a combination of insurance and investment contracts with discretionary participation features, as defined by IFRS 4.

The FSA’s Peak 2 calculation under the realistic regime requires the value of liabilities to be calculated as:

• The with-profits benefits reserve (WPBR); plus

• future policy related liabilities (FPRL); plus

• the realistic current liabilities of the fund.

The WPBR is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future expected policyholder benefits and other outgoings. Asset shares are calculated as the accumulation of all items of income and outgo that are relevant to each policy type. Income comprises credits for premiums, investment returns (including unrealised gains), and miscellaneous profits. Outgo comprises charges for tax (including an allowance for tax on unrealised gains), guarantees and smoothing, mortality and morbidity, shareholders’ profit transfers, miscellaneous losses, and expenses and commission (net of any tax relief).

The FPRL must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount must be determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.

180 Prudential plc > Annual Report 2009

The assumptions used in the stochastic models are calibrated to produce risk-free returns on each asset class. Volatilities of, and correlations between, investment returns from different asset classes are as determined by the Group’s Portfolio Management Group and aim to be market consistent.

The cost of guarantees, options and smoothing is very sensitive to the bonus, market value reduction (MVR), and investment policy employed and therefore the stochastic modelling incorporates a range of management actions that would help to protect the fund in adverse investment scenarios. Substantial flexibility has been included in the modelled management actions in order to reflect the discretion that is retained in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with the Group’s management policy for with-profits funds and the Group’s disclosures in the publicly available PPFM.

The contract liabilities for with-profits business also require assumptions for persistency. These are set based on the results of recent experience analysis.

iii Annuity business

Credit risk provisions

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Since mid-2007 there has been a significant increase in the actual and perceived credit risk associated with corporate bonds as reflected in the significant widening that has occurred in corporate bond spreads. Although bond spreads over swap rates have narrowed from their peak in March 2009, they are still high compared with the levels seen in the years immediately preceding the start of the dislocated markets in 2007. The allowance that should therefore be made for credit risk remains a particular area of judgement.

The additional yield received on corporate bonds relative to swaps can be broken into the following constituent parts:

• the expected level of future defaults;

• the credit risk premium that is required to compensate for the potential volatility in default levels; and

• the liquidity premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps.

The credit risk allowance is a function of the asset mix and the credit quality of the underlying portfolio. At 31 December 2009, 80 per cent (2008: 75 per cent) of the assets backing the shareholder annuity and other business were debt securities as shown in D2(a). This comprises both government and corporate bonds. Government bonds are generally given a credit default allowance of zero. For corporate bonds the credit allowance varies by credit rating. An analysis of the credit ratings of debt securities is included in note D2(c).

Given that the normal business model for Prudential’s annuity business is to hold bonds to match long-term liabilities, the valuation rate that is applied to discount the future annuity payments includes a liquidity premium that reflects the residual element of current bond spreads over swap rates after providing for the credit risk.

Historically, until the second half of 2007, when corporate bond spreads widened significantly, the allowance for credit risk was calculated as the long-term expected defaults and a long-term credit risk premium. This long-term credit risk was supplemented by a short-term allowance from 31 December 2007 to allow for the concern that credit ratings applied by the rating agencies may be downgraded and defaults in the short-term might be higher than the long-term assumptions.

FINANCIAL

STATEMENTS D

Notes on the Group financial statements > D: Life assurance businesses > continued

D2: UK insurance operations continued

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL at 31 December 2009, 31 December 2008 and 31 December 2007 based on the asset mix at the relevant balance sheet dates are as follows:

	2009		
	Pillar I Regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps) note v	IFRS (bps)
Bond spread over swap rates note i	175	–	175
Credit risk allowance			
Long-term expected defaults note ii	19	–	19
Long-term credit risk premium note iii	13	–	13
Short-term allowance for credit risk note iv	39	(24)	15
Total credit risk allowance	71	(24)	47
Liquidity premium	104	24	128

	2008		
	Pillar I Regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps) note v	IFRS (bps)
Bond spread over swap rates note i	323	–	323
Credit risk allowance			
Long-term expected defaults note ii	15	–	15
Long-term credit risk premium note iii	11	–	11
Short-term allowance for credit risk note iv	54	(25)	29
Total credit risk allowance	80	(25)	55
Liquidity premium	243	25	268

	2007		
	Pillar I Regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps) note v	IFRS (bps)
Bond spread over swap rates note i	76	–	76
Credit risk allowance			
Long-term expected defaults note ii	13	–	13
Long-term credit risk premium note iii	10	(3)	7
Short-term allowance for credit risk note iv	10	(10)	–
Total credit risk allowance	33	(13)	20
Liquidity premium	43	13	56

Notes

i Bond spread over swap rates reflect market observed data.

ii Long-term expected defaults are derived by applying Moody's data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating on the annuity asset portfolio. The credit rating assigned to each asset held is based on external credit rating and for this purpose the credit rating assigned to each asset held is the lowest credit rating published by Moody's, Standard and Poor's and Fitch.

iii The long-term credit risk premium, provides compensation against the risk of potential volatility in the level of defaults and is derived by applying the 95th percentile from Moody's data from 1970 to 2004 to the annuity asset portfolio.

iv The short-term allowance for credit risk assumed in the Pillar 1 solvency valuations at 31 December 2007 and 31 December 2008 were determined as 25 per cent of the increase in corporate bond spreads (as estimated from the movements in published corporate bond indices) since 31 December 2006.

v The very prudent Pillar 1 regulatory basis reflects the overriding objective of ensuring sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'. In years prior to 2008 long-term IFRS default assumptions had been set mid-way between the EEV and Pillar 1 assumptions. At 31 December 2008, in light of the increased uncertainty surrounding future credit default experience, the IFRS long-term assumptions were strengthened to bring them into line with the long-term Pillar 1 default assumptions. In addition a short-term allowance for credit risk was established but at a lower level than allowed for in the Pillar 1 regulatory basis.

182 Prudential plc Annual Report 2009

Factors affecting the credit risk allowance at 31 December 2009
The main factors influencing the credit risk allowance at 31 December 2009 are as follows:

a Credit downgrades and default experience
As highlighted above, the short-term allowance at 31 December 2008 was intended to cover both short-term credit downgrades and losses in excess of the longer-term expectations. Downgrades in 2009 have been within the opening Pillar 1 assumptions and hence the increase in the long-term allowance as a result of credit downgrades has been offset by an equal decrease in the short-term allowance. Defaults for the UK shareholder-backed annuity business totalled £11 million during 2009, below the amount allowed for within the short-term allowance. The allowance (in bps terms) has been adjusted to eliminate any experience profits that would have otherwise arisen.

b Asset trading in relation to subordinated financial debt
During the second half of 2009, the Group decided to trade out of subordinated financial debt into higher quality assets. This resulted in a gross transaction loss arising from the lower expected yield on the newly purchased assets. The reduction in subordinated financial debt holdings improved the overall credit quality of the corporate bond portfolio and so allowed a release of long-term credit reserves to offset this loss. In addition the allowance for the short-term defaults above has been notionally allocated to the highest yielding assets and so the allowance attaching to the subordinated debt sold has also been released.

On a Pillar 1 basis this transaction had no overall impact on the solvency surplus of PRIL, the PAC non-participating sub-fund and PAL. On an IFRS basis, a lower short-term default reserve was held at 31 December 2008 and the release of the reserves in respect of the subordinated debt is therefore lower. Overall the reduction in subordinated financial debt holdings generated a pre-tax IFRS operating loss of £51 million.

c Asset purchases in respect of new business
The assets purchased during 2009 to back new business have been of better average credit quality than the assets held at 31 December 2008, in particular no subordinated bank debt or sub-investment grade assets have been bought to back new business. As a result of the lower credit risk of the new business assets, the overall allowance for credit risk required at 31 December 2009 is reduced when the new business assets and in-force assets are aggregated together.

d Overall impact on the PRIL credit risk allowance
After taking account of the factors noted above the movement on the average basis points allowances for PRIL on the Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 Regulatory basis (bps)			IFRS (bps)		
	Long-term	Short-term	Total	Long-term	Short-term	Total
Total allowance for credit risk at 31 December 2008	26	54	80	26	29	55
Credit downgrades	14	(14)	–	14	(14)	–
Retention of surplus from favourable default experience	–	5	5	–	1	1
Asset trading	(8)	(4)	(12)	(8)	(1)	(9)
New business	–	(2)	(2)	–	(1)	(1)
Other	–	–	–	–	1	1
Total allowance for credit risk at 31 December 2009	**32**	**39**	**71**	**32**	**15**	**47**

Overall this has led to the credit allowance for Pillar 1 purposes to be 41 per cent (2008: 25 per cent) of the bond spread over swap rates. For IFRS purposes it represents 27 per cent of the bond spread over swap rates (2008: 17 per cent).

FINANCIAL STATEMENTS D

183

Notes on the Group financial statements > D: Life assurance businesses > continued

D2: UK insurance operations continued

Mortality

The mortality assumptions are set in light of recent population and internal experience. The assumptions used are percentages of standard actuarial mortality tables with an allowance for future mortality improvements. Where annuities have been sold on an enhanced basis to impaired lives an additional age adjustment is made. The percentages of the standard table used are selected according to the source of business. The range of percentages used is set out in the following tables:

	PAL		PRIL	
2009	**Males**	**Females**	**Males**	**Females**
In payment	102% – 126% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	84% – 117% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120	96% – 102% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	87% – 98% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

	PAL		PRIL	
2008	**Males**	**Females**	**Males**	**Females**
In payment	102% – 126% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	84% – 117% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120	97% – 102% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	88% – 98% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

	PAL		PRIL	
2007	**Males**	**Females**	**Males**	**Females**
In payment	106% – 126% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	84% – 117% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120	99% – 114% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	85% – 103% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

iv Unit-linked (non-annuity) and other non-profit business

The majority of other long-term business written in the UK insurance operations is unit-linked business or other business with similar features. For these contracts the attaching liability reflects the unit value obligation and provision for expenses and mortality risk. The latter component is determined by applying mortality assumptions on a basis that is appropriate for the policyholder profile.

For unit-linked business, the assets covering unit liabilities are exposed to market risk, but the residual risk when considering the unit-linked liabilities and assets together is limited to the effect on fund-based charges.

For those contracts where the level of insurance risk is insignificant the assets and liabilities arising under the contracts are distinguished between those that relate to the financial instrument liability and acquisition costs and deferred income that relate to the component of the contract that relates to investment management. Acquisition costs and deferred income are recognised consistent with the level of service provision in line with the requirements of IAS 18.

184 Prudential plc · Annual Report 2009

g Reinsurance

The Group’s UK insurance business cedes only minor amounts of business outside the Group. During 2009, reinsurance premiums for externally ceded business were £122 million (2008: £61 million) and reinsurance recoverable insurance assets were £502 million (2008: £416 million) in aggregate. During the year the Group’s UK insurance business wrote a longevity swap on certain aspects of the UK’s annuity back-book liabilities. This resulted in a one-off benefit of £34 million to IFRS profit before tax. The gains and losses recognised in profit and loss for other contracts were immaterial.

h Effect of changes in assumptions used to measure insurance assets and liabilities

2009

Mortality

Recent mortality experience has been in line with expectations and no change is therefore required to the overall strength of mortality assumptions at 31 December 2009.

Credit risk

The approach to reserving for credit risk is set out in note (f)(iii).

Aggregate effect of assumptions changes

For UK insurance operations, the effects of assumptions changes for 2009 were as follows:

2009 £m

With-profits sub-fund

Shareholder-backed business

note a

note b

Effect of changing expense assumptions 51 (9)

Release of investment-related margins:

Deflation risk margins 32

Asset management fees 14

Weakening of other assumptions 14 9

Net credit to unallocated surplus 65

Net credit to shareholder result 46

Notes

a Charges and expenses of the with-profits sub-fund have been updated to reflect the experience in 2009. The changes vary by product and the overall impact is a £51 million credit.

b The assumption changes in 2009 for the shareholder-backed business primarily relate to changes to the deflation reserve, expense assumptions and modelling changes.

2008

Mortality

Overall mortality experience was in line with expectations and no change was therefore required to the overall strength of mortality assumptions at 31 December 2008. However, mortality assumptions were rebalanced across different categories of business so as to more closely align to the actual experience of each product category. The overall effect of rebalancing the assumptions between different product groups was financially neutral.

Credit risk

In total, for 2008, the effect of changes to the allowance for credit risk and the effect of portfolio rebalancing gave rise to a charge of £23 million. For shareholder-backed annuity and lifetime mortgage business, the operating profit based on longer-term investment returns included a charge of £413 million for the additional credit risk allowance for the annuity portfolio as a whole. Partially offsetting this was £390 million for the impact of £2.8 billion of portfolio rebalancing to more closely align management benchmark. The credit reflecting the additional yield expected after allowing for additional credit risk arising from the rebalancing.

FINANCIAL

STATEMENTS D

Notes on the Group financial statements > D: Life assurance businesses > continued

D2: UK insurance operations continued

Aggregate effect of assumptions changes

For UK insurance operations, the effects of assumptions changes for 2008 were as follows:

	2008 £m	
	With-profits sub-fund	Shareholder-backed business
Effect of strengthening of mortality assumptions	(60)	(4)
Modelling of management actions[note a]	421	–
Weakening of other assumptions	75	–
	436	(4)
Release of other margins:		
Projected benefit related	10	10
Investment related:		
Additional credit default margins	(369)	[note b](413)
Deflation risk margins	(30)	(32)
Expense related	36	(8)
Net credit to unallocated surplus	83	
Net charge to shareholder result		(447)

Notes

a The £421 million credit for modelling of management actions relates primarily to enhancements for actions in the event of solvency distress scenarios.

b Net of additional credit risk allowance attaching to effect of portfolio balancing described above.

c In 2008, no changes to mortality assumptions were made or necessary.

i Sensitivity of IFRS basis profit or loss and equity to market and other risks

The risks to which the IFRS basis results of the UK insurance operations are sensitive are asset/liability matching, mortality experience and payment assumptions for shareholder-backed annuity business. Further details are described below.

i With-profits business

SAIF

Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on the assets of the fund.

With-profits sub-fund business

For with-profits business (including non-participating business of PAL which is owned by the WPSF) adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholders' profit for with-profits business is unaffected. This is because IFRS basis profits for with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

The main factors that influence the determination of bonus rates are the return on the investments of the fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. Mortality and other insurance risk are relatively minor factors.

Unallocated surplus represents the excess of assets over policyholder liabilities of the fund. As unallocated surplus of the WPSF is recorded as a liability, movements in its value do not affect shareholders' profits or equity.

The level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the life fund assets that represents the surplus. The effects for 2009 and 2008 are demonstrated in note D5.

ii Shareholder-backed annuity business

Profits from shareholder-backed annuity business are most sensitive to:

- The extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts. Assuming close matching, the impact of short-term asset value movements as a result of interest rate movements will broadly offset changes in the value of liabilities caused by movements in valuation rates of interest;
- actual versus expected default rates on assets held;
- the difference between long-term rates of return on corporate bonds and risk-free rates;
- the variance between actual and expected mortality experience;
- the extent to which expected future mortality experience gives rise to changes in the measurement of liabilities; and
- changes in renewal expense levels.

A decrease in assumed mortality rates of one per cent would decrease gross profits by approximately £44 million (2008: £35 million). A decrease in credit default assumptions of five basis points would increase gross profits by £91 million (2008: £71 million). A decrease in renewal expenses (excluding asset management expenses) of five per cent would increase gross profits by £17 million (2008: £15 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

186 Prudential plc · Annual Report 2009

iii Unit-linked and other business

Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders, for management of assets under the Company's stewardship, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

iv Shareholder exposure to interest rate risk and other market risk

By virtue of the fund structure, product features and basis of accounting described in note D2(d) and (f), the policyholder liabilities of the UK insurance operations are, except for pension annuity business, not generally exposed to interest rate risk. For pension annuity business, liabilities are exposed to fair value interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for liabilities of PRIL and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under capital reporting requirements and IFRS is not the same, with contingency reserves and some other margins for prudence within the assumptions required under the FSA regulatory solvency basis not included for IFRS reporting purposes. As a result IFRS equity is higher than regulatory capital and therefore more sensitive to interest rate risk.

The estimated sensitivity of the UK non-linked shareholder-backed business (principally pension annuities business) to a movement in interest rates is as follows.

	2009 £m				2008 £m			
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
Carrying value of debt securities and derivatives	5,372	2,422	(2,020)	(3,731)	4,362	1,983	(1,676)	(3,108)
Policyholder liabilities	(5,125)	(2,304)	1,905	3,498	(3,974)	(1,798)	1,503	2,773
Related deferred tax effects	(69)	(33)	32	65	(109)	(52)	48	94
Net sensitivity of profit after tax and shareholders' equity	178	85	(83)	(168)	279	133	(125)	(241)

In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders' equity includes equity securities and investment property. Excluding any second order effects on the measurement of the liabilities for future cash flows to the policyholder, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax, and shareholders' equity.

	2009 £m		2008 £m		
	A decrease of 20%	A decrease of 10%	A decrease of 40%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(292)	(146)	(508)	(254)	(127)
Related deferred tax effects	82	41	142	71	35
Net sensitivity of profit after tax and shareholders' equity	(210)	(105)	(366)	(183)	(92)

A 10 or 20 per cent (2008: 10, 20 or 40 per cent) increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns. The disclosure of the effect of a 40 per cent fall for the 2008 year end was included because of the exceptional market conditions at that time. These conditions have now abated and the disclosure is no longer appropriate.

In the equity risk sensitivity analysis given above, the Group has, for 2009, considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

FINANCIAL STATEMENTS D

187

Notes on the Group financial statements > **D: Life assurance businesses** > continued

D2: UK insurance operations continued

j Duration of liabilities

With the exception of most unitised with-profits bonds and other whole of life contracts the majority of the contracts of the UK insurance operations have a contract term. However, in effect, the maturity term of contracts reflects the earlier of death, maturity, or lapsation. In addition, with-profits contract liabilities as noted in note D2(f) include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF.

The tables below show the carrying value of the policyholder liabilities. Separately, the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The tables below also show the maturity profile of the cash flows used for 2009 and 2008 for that purpose for insurance contracts, as defined by IFRS, i.e. those containing significant insurance risk, and investment contracts, which do not.

	2009 £m									
	With-profits business				Annuity business (Insurance contracts)					Other
	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investment contracts	Total	Total
Policyholder liabilities	40,780	24,780	65,560	11,969	14,292	26,261	10,614	13,794	24,408	116,229
	2009 %									
Expected maturity:										
0 to 5 years	50	29	41	32	31	32	34	35	35	
5 to 10 years	26	25	26	25	23	24	25	22	23	
10 to 15 years	13	19	15	18	17	17	18	19	18	
15 to 20 years	6	14	9	11	12	12	11	11	11	
20 to 25 years	3	9	6	7	8	7	7	6	6	
Over 25 years	2	4	3	7	9	8	5	7	7	

	2008 £m									
	With-profits business				Annuity business (Insurance contracts)					Other
	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investment contracts	Total	Total
Policyholder liabilities	39,010	23,367	62,377	11,477	12,513	23,990	9,756	11,584	21,340	107,707
	2008 %									
Expected maturity:										
0 to 5 years	47	26	38	30	29	29	31	32	32	
5 to 10 years	26	23	25	24	23	23	23	22	23	
10 to 15 years	13	19	15	18	17	18	18	18	18	
15 to 20 years	7	15	10	12	13	13	12	12	12	
20 to 25 years	4	11	7	8	8	8	8	7	7	
Over 25 years	3	6	5	8	10	9	8	9	8	

Notes

i The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including vesting of internal pension contracts.

ii Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.

iii Investment contracts under Other comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.

iv For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bond, an assumption is made as to likely duration based on prior experience.

v The maturity tables shown above have been prepared on a discounted basis. Details of undiscounted cash flow for investment contracts are shown in note G2.

188 **Prudential plc** · Annual Report 2009

D3: US insurance operations

a Summary results and statement of financial position

i Results and movements in shareholders' equity

	2009 £m	2008 £m
Operating profit based on longer-term investment returns	459	406
Short-term fluctuations in investment returns	27	(1,058)
Profit (loss) before shareholder tax	486	(652)
Tax	102	72
Profit (loss) for the year	588	(580)

	2009 £m	2008 £m
Profit (loss) for the year (as above)	588	(580)
Items recognised in other comprehensive income:		
Exchange movements	(231)	545
Unrealised valuation movements on securities classified as available-for-sale:		
Unrealised holding gains (losses) arising during the year	2,249	(2,482)
Less losses included in the income statement	420	378
Total unrealised valuation movements	2,669	(2,104)
Related change in amortisation of deferred income and acquisition costs	(1,069)	831
Related tax	(557)	442
Total other comprehensive income (loss)	812	(286)
Total comprehensive income (loss) for the year	1,400	(866)
Dividends and interest payments to central companies	(87)	(126)
Net increase (decrease) in equity	1,313	(992)
Shareholders' equity at beginning of year	1,698	2,690
Shareholders' equity at end of year	3,011	1,698

Included within the movements in shareholders' equity is a net increase in value of Jackson's debt securities classified as 'available-for-sale' under IAS 39 of £2,669 million (2008: net reduction of £2,104 million).

With the exception of debt securities for US insurance operations classified as 'available-for-sale' under IAS 39, unrealised value movements on the Group's investments are booked within the income statement. However, for debt securities classified as 'available-for-sale', unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, are recorded in the income statement. This classification is applied for most of the debt securities of the Group's US operations. In 2009, Jackson recorded £630 million (2008: £497 million) of impairment losses arising from:

	2009 £m	2008 £m
Residential mortgage-backed securities	509	167
Public fixed income	91	311
Other	30	19
	630	497

Further details on the impairment losses recognised in the year are shown in note B1. Jackson's portfolio of debt securities is managed proactively with credit analysts closely monitoring and reporting on the credit quality of its holdings. Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment. In addition, investment in structured securities where market prices are depressed are subject to a rigorous review of their future estimated cash flows, including expected and stress case scenarios, to identify potential shortfalls in contractual payments (both interest and principal). Impairment charges are recorded on structured securities when the Company forecasts a contractual payment shortfall. Situations where such a shortfall would not lead to a recognition of a loss are rare. However, some structured securities do not have a single determined set of future cash flows and instead, there can be a reasonable range of estimates that could potentially emerge. With this variability, there could be instances where the projected cash flow shortfall under management's base case set of assumptions is so minor that relatively small and justifiable changes to the base case assumptions would eliminate the need for an impairment loss to be recognised. The impairment loss reflects the difference between the fair value and book value.

FINANCIAL STATEMENTS D

189

Notes on the Group financial statements > D: Life assurance businesses > continued

D3: US insurance operations continued

In 2009, there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised loss of £2,897 million to a net unrealised gain of £4 million (2008: net unrealised loss of £136 million to a net unrealised loss of £2,897 million), principally as a result of improving credit spreads more than offsetting the negative effect on the bond values from the increase in the US treasury yields. During 2009, the gross unrealised gain in the statement of financial position increased from £281 million at 31 December 2008 to £970 million at 31 December 2009 while the gross unrealised loss decreased from £3,178 million at 31 December 2008 to £966 million at 31 December 2009. Details of the securities in an unrealised loss position are shown in D3(c) below.

These features are included in the table shown below of the movements in the values of available-for-sale securities:

	2009	Changes in unrealised appreciation[‡]	Foreign exchange translation	2008
		Reflected as part of movement in other comprehensive income		
	£m	£m	£m	£m
Assets fair valued at below book value				
Book value*	8,220			20,600
Unrealised loss	(966)	1,925	287	(3,178)
Fair value (as included in statement of financial position)	7,254			17,422
Assets fair valued at or above book value				
Book value*	14,444			6,296
Unrealised gain	970	744	(55)	281
Fair value (as included in statement of financial position)	15,414			6,577
Total				
Book value*	22,664			26,896
Net unrealised gain (loss)	4	2,669	232	(2,897)
Fair value (as included in statement of financial position)[†]	22,668			23,999
Reflected as part of movement in other comprehensive income				
Movement in unrealised appreciation	2,669			(2,104)
Exchange movements	232			(657)
	2,901			(2,761)

*Book value represents cost/amortised cost of the debt securities.
[†]Debt securities for US operations as included in the statement of financial position of £22,831 million (2008: £24,249 million) comprise £22,668 million (2008: £23,999 million) in respect of securities classified as 'available-for-sale' and £163 million (2008: £250 million) for securities of consolidated investment funds classified as fair value through profit and loss.
[‡]Translated at the average rate of US$1.57: £1.

Included within the movement in gross unrealised losses for the debt securities of Jackson of £1,925 million (2008: £1,997 million) as shown above was a value reduction of £72 million (2008: £105 million) relating to the sub-prime and Alt-A securities as referred to in section B6.

190 Prudential plc Annual Report 2009

ii Statement of financial position

	Variable annuity separate account assets and liabilities note i £m	Fixed annuity, GIC and other business note i £m	US insurance operations 2009 Total £m	2008 Total £m
Assets				
Intangible assets attributable to shareholders:				
Deferred acquisition costs and other intangible assets	–	3,092	**3,092**	3,962
Total	–	3,092	**3,092**	3,962
Deferred tax assets	–	1,944	**1,944**	1,969
Other non-investment and non-cash assets	–	1,404	**1,404**	1,819
Investments of long-term business and other operations:				
Investment properties	–	33	**33**	13
Financial investments:				
Loans note ii	–	4,319	**4,319**	5,121
Equity securities and portfolio holdings in unit trusts	20,639	345	**20,984**	15,142
Debt securities note D3c	–	22,831	**22,831**	24,249
Other investments note iii	–	955	**955**	1,256
Deposits	–	454	**454**	390
Total investments	20,639	28,937	**49,576**	46,171
Properties held for sale	–	3	**3**	–
Cash and cash equivalents	–	340	**340**	246
Total assets	**20,639**	**35,720**	**56,359**	**54,167**
Equity and liabilities				
Equity				
Shareholders' equity	–	3,011	**3,011**	1,698
Minority interests	–	–	**–**	–
Total equity	–	3,011	**3,011**	1,698
Liabilities				
Policyholder liabilities: note iv				
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	20,639	27,672	**48,311**	45,361
Total	20,639	27,672	**48,311**	45,361
Core structural borrowings of shareholder-financed operations	–	154	**154**	173
Operational borrowings attributable to shareholder-financed operations	–	203	**203**	511
Deferred tax liabilities	–	1,858	**1,858**	1,337
Other non-insurance liabilities	–	2,822	**2,822**	5,087
Total liabilities	20,639	32,709	**53,348**	52,469
Total equity and liabilities	**20,639**	**35,720**	**56,359**	**54,167**

FINANCIAL STATEMENTS D

191

Notes on the Group financial statements > D: Life assurance businesses > continued

D3: US insurance operations continued

Notes

i Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.

ii Loans

The loans of the Group's US insurance operations of £4,319 million (2008: £5,121 million) comprise mortgage loans of £3,774 million (2008: £4,534 million), policy loans of £530 million (2008: £587 million) and other loans of £15 million (2008: £nil). All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	2009 %	2008 %
Industrial	32	29
Multi-family residential	18	21
Office	20	21
Retail	19	17
Hotels	10	10
Other	1	2
	100	100

The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £6.3 million (2008: £7.5 million). The portfolio has a current estimated average loan to value of 74 per cent (2008: 73 per cent) which provides significant cushion to withstand substantial declines in value.

The policy loans are fully secured by individual life insurance policies or annuity policies. These loans are accounted for at amortised cost, less any impairment.

iii Other investments comprise:

	2009 £m	2008 £m
Derivative assets note G3 *	519	675
Partnerships in investment pools and other †	436	581
	955	1,256

* In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management to match liabilities under annuity policies, and for certain equity-based product management activities. After taking account of the derivative liability of £461 million (2008: £863 million), which is also included in the statement of financial position, the derivative position for US operations is a net asset of £58 million (2008: net liability of £188 million).

† Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interest in the PPM America Private Equity Fund and diversified investments in 159 (2008: 157) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

iv Summary policyholder liabilities (net of reinsurance) and reserves at 31 December 2009

The policyholder liabilities, net of reinsurers' share of £667 million (2008: £800 million), reflect balances in respect of the following:

	2009 £m	2008 £m
Policy reserves and liabilities on non-linked business:		
Reserves for future policyholder benefits and claims payable	1,645	2,518
Deposits on investment contracts (as defined under US GAAP)	23,706	24,962
Guaranteed investment contracts	1,654	2,543
Unit-linked (variable annuity) business	20,639	14,538
	47,644	44,561

In addition to the policyholder liabilities above, Jackson has entered into a programme of funding arrangements under contracts which, in substance, are almost identical to GICs. The liabilities under these funding arrangements totalled £1,444 million (2008: £3,233 million) and are included in 'other non-insurance liabilities' in the statement of financial position above.

192 Prudential plc Annual Report 2009

b Reconciliation of movement in policyholder liabilities

A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

	Variable annuity separate account liabilities £m	Fixed annuity, GIC and other business £m	US insurance operations Total £m
At 1 January 2008	15,027	19,821	34,848
Premiums	2,637	4,091	6,728
Surrenders	(1,053)	(2,799)	(3,852)
Maturities/Deaths	(161)	(403)	(564)
Net cash flows[note b]	1,423	889	2,312
Investment-related items and other movements	(6,288)	1,736	(4,552)
Foreign exchange translation differences[note a]	4,376	8,377	12,753
At 31 December 2008/1 January 2009	14,538	30,823	45,361
Premiums	4,667	4,510	9,177
Surrenders	(882)	(2,373)	(3,255)
Maturities/Deaths	(199)	(534)	(733)
Net cash flows[note b]	3,586	1,603	5,189
Transfers from general to separate account	984	(984)	–
Investment-related items and other movements[note c]	3,368	(382)	2,986
Foreign exchange translation differences[note a]	(1,837)	(3,388)	(5,225)
At 31 December 2009	20,639	27,672	48,311

Notes

a Movements in the year have been translated at an average rate of 1.57 (full year 2008: 1.85). The closing balance has been translated at closing rate of 1.61 (full year 2008: 1.44). Differences upon retranslation are included in foreign exchange translation differences of £5,225 million.

b Net cash flows for the year were £5,189 million compared with £2,312 million in 2008, driven largely by increased new business volumes for the variable annuity business.

c Positive investment-related items and other movements in variable annuity separate account liabilities were impacted by the recovery of US equity markets during 2009. Negative movements in fixed annuity, GIC and other business of £382 million primarily represents a reduction in the liabilities for variable annuity guarantees following improvements in equity markets and increases in interest rates offset by interest credited to policyholder accounts.

c Information on credit risks of debt securities

Summary	2009 £m Carrying value	2008 £m Carrying value
Corporate security and commercial loans:		
Publicly traded and SEC Rule 144A traded	13,338	13,198
Non-SEC Rule 144A traded	3,117	3,273
Total	16,455	16,471
Residential mortgage-backed securities	3,316	4,509
Commercial mortgage-backed securities	2,104	1,869
Other debt securities	956	1,400
Total debt securities	22,831	24,249

FINANCIAL STATEMENTS D

193

Notes on the Group financial statements > D: Life assurance businesses > continued

D3: US insurance operations continued

i Credit quality

For statutory reporting in the US, debt securities are classified into six quality categories specified by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC). The categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5. Securities in or near default are designated Class 6. Securities designated as Class 3, 4, 5 and 6 are non-investment grade securities. Generally, securities rated AAA to A by nationally recognised statistical ratings organisations are reflected in Class 1, BBB in Class 2, BB in Class 3 and B and below in Classes 4 to 6. If a designation is not currently available from the NAIC, Jackson's investment adviser, PPM America, provides the designation for the purposes of disclosure below.

	2009		2008	
	Carrying value		Carrying value	
	£m	% of total	£m	% of total
NAIC designation:				
1	5,067	38	5,380	41
2	7,508	56	6,849	52
3	598	5	690	5
4	122	1	200	1
5	40	–	75	1
6	3	–	4	–
	13,338	100	13,198	100

The following table shows the quality of the non-SEC Rule 144A traded private placement portfolio by NAIC classifications:

	2009		2008	
	Carrying value		Carrying value	
	£m	% of total	£m	% of total
NAIC designation:				
1	1,084	35	1,268	39
2	1,792	57	1,655	50
3	162	5	285	9
4	54	2	54	2
5	20	1	11	–
6	5	–	–	–
	3,117	100	3,273	100

Included within other debt securities of £956 million (2008: £1,400 million) in the summary shown above are £652 million (2008: £893 million) of asset-backed securities held directly by Jackson, of which £447 million (2008: £663 million) were NAIC designation 1 and £152 million (2008: £159 million) NAIC designation 2. In addition, other debt securities includes £172 million (2008: £257 million) in respect of securities held by the Piedmont trust entity and £131 million (2008: £250 million) from the consolidation of investment funds managed by PPM America.

194 Prudential plc · Annual Report 2009

In addition to the ratings disclosed above, the following table summarises by rating the debt securities, as at 31 December 2009 using Standard and Poor's (S&P), Moody's, Fitch and implicit ratings of RMBS based on NAIC valuations:

	2009 £m Carrying value	2008 £m Carrying value
S&P – AAA	3,287	5,321
S&P – AA+ to AA-	846	853
S&P – A+ to A-	5,192	5,244
S&P – BBB+ to BBB-	7,659	7,077
S&P – Other	895	1,321
	17,879	19,816
Moody's – Aaa	273	458
Moody's – Aa1 to Aa3	43	100
Moody's – A1 to A3	32	111
Moody's – Baa1 to Baa3	64	100
Moody's – Other	57	95
	469	864
Implicit ratings of RMBS based on NAIC valuations (see below)		
NAIC 1	747	–
NAIC 2	105	–
NAIC 3-6	473	–
	1,325	–
Fitch	281	464
Other*	2,877	3,105
Total debt securities	22,831	24,249

*The amounts within Other which are not rated by S&P, Moody's, Fitch nor are RMBS securities using the revised regulatory ratings have the following NAIC classifications:

	2009 £m	2008 £m
NAIC 1	1,102	1,334
NAIC 2	1,623	1,650
NAIC 3-6	152	121
	2,877	3,105

In the table above, with the exception of residential mortgage-backed securities for 2009, S&P ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

During 2009, the National Association of Insurance Commissioners (NAIC) in the US revised the regulatory ratings process for more than 20,000 residential mortgage-backed securities. The table above includes these securities, where held by Jackson, using the regulatory rating levels established by an external third party (PIMCO).

ii Determining the fair value of debt securities when the markets are not active

Under IAS 39, unless categorised as 'held to maturity' or 'loans and receivables' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities are in inactive markets, IAS 39 requires that valuation techniques be applied. Note G1 sets out further details of the Group's approach to determining fair value and classifies these fair values into a three level hierarchy as required by IFRS 7. At 31 December 2009, three per cent of Jackson's debt securities were classified as level 3 (2008: 15 per cent) being fair values where there are significant inputs which are not based on observable market data. The higher proportion at 31 December 2008 arises from the illiquidity of the market at that time and hence a greater use of internal valuation techniques.

FINANCIAL STATEMENTS D

195

Notes on the Group financial statements > D: Life assurance businesses > continued

D3: US insurance operations continued

In 2008, due to inactive and illiquid markets, beginning at the end of the third quarter of 2008 the external prices obtained for certain asset-backed securities were deemed not to reflect fair value in the dislocated market conditions at that time. For the valuations at 31 December 2008, Jackson had therefore utilised internal valuation models, provided by PPM America, as best estimate of fair values of all non-agency Residential Mortgage-backed Securities (RMBS) and Asset-backed Securities (ABS) and certain Commercial Mortgage-backed Securities (CMBS).

During 2009, improvements were observed in the level of liquidity for these sectors of structured securities and this increased liquidity in the markets for certain tranches of non-agency RMBS and ABS resulted in Jackson being able to rely on external prices for the securities as the most appropriate measure of fair value.

Accordingly, at 30 June 2009 and 31 December 2009, nearly all of the non-agency RMBS, ABS and certain CMBS which at 31 December 2008 were valued using internal valuation models due to the dislocated market conditions in 2008, have now been valued using external prices.

iii Asset-backed securities funds exposures

Included within the debt securities of Jackson at 31 December 2009 are exposures to asset-backed securities as follows:

	2009 £m	2008 £m
RMBS Sub-prime (31 Dec 2009: 76% AAA, 1% AA)†	194	291
Alt-A (31 Dec 2009: 24% AAA, 5% AA)	443	646
Prime (31 Dec 2009: 82% AAA, 4% AA)	2,679	3,572
CMBS (31 Dec 2009: 46% AAA, 14% AA)	2,104	1,869
CDO funds (31 Dec 2009: 29% AAA, 10% AA)*, including £3 million exposure to sub-prime	79	320
ABS (31 Dec 2009: 25% AAA, 18% AA), including nil exposure to sub-prime	877	766
	6,376	7,464

*Including Group's economic interest in Piedmont and other consolidated CDO funds.
†RMBS ratings refer to the rating implicit within NAIC risk-based capital valuation (see D3(i) previous page).

Jackson defines its exposure to sub-prime mortgages as investments in residential mortgage-backed securities in which the underlying borrowers have a US Fair Isaac Credit Organisation (FICO) credit score of 680 or lower.

iv Debt securities classified as available-for-sale in an unrealised loss position a Fair value of securities as a percentage of book value

The unrealised losses in Jackson's statement of financial position on unimpaired securities are £966 million (2008: £3,178 million). This relates to assets with fair market value and book value of £7,254 million (2008: £17,422 million) and £8,220 million (2008: £20,600 million) respectively.

The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value at 31 December:

	2009 £m		2008 £m	
Fair value of securities as a percentage of book value	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	5,127	(169)	8,757	(431)
Between 80% and 90%	1,201	(203)	4,581	(809)
Below 80%	926	(594)	4,084	(1,938)
Total	7,254	(966)	17,422	(3,178)

Included within the table above are amounts relating to sub-prime and Alt–A securities of:

	2009 £m		2008 £m	
Fair value of securities as a percentage of book value	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	102	(3)	479	(27)
Between 80% and 90%	160	(28)	120	(19)
Below 80% noted	159	(88)	192	(166)
Total	421	(119)	791	(212)

196 Prudential plc · Annual Report 2009

b Unrealised losses by maturity of security

	2009 £m Unrealised loss	2008 £m Unrealised loss
Less than 1 year	–	(21)
1 to 5 years	(29)	(537)
5 to 10 years	(127)	(1,236)
More than 10 years	(92)	(395)
Mortgage-backed and other debt securities	(718)	(989)
Total	(966)	(3,178)

c Age analysis of unrealised losses for the years indicated

The following table shows the aged analysis for all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2009 £m			2008 £m		
	Non-investment grade	Investment grade	Total	Non-investment grade	Investment grade	Total
Less than 6 months	(7)	(51)	(58)	(108)	(362)	(470)
6 months to 1 year	(25)	(59)	(84)	(125)	(1,164)	(1,289)
1 year to 2 years	(59)	(234)	(293)	(154)	(622)	(776)
2 years to 3 years	(125)	(199)	(324)	(15)	(91)	(106)
More than 3 years	(35)	(172)	(207)	(61)	(476)	(537)
	(251)	(715)	(966)	(463)	(2,715)	(3,178)

At 31 December 2009, the gross unrealised losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealised loss position were £119 million (2008: £212 million), as shown above in note (a). Of these losses £21 million (2008: £91 million) relate to securities that have been in an unrealised loss position for less than one year and £98 million (2008: £121 million) to securities that have been in an unrealised loss position for more than one year.

d Securities whose fair value were below 80 per cent of the book value

As shown in the table (a) above, £594 million of the £966 million of gross unrealised losses at 31 December 2009 (2008: £1,938 million of the £3,178 million of gross unrealised losses) related to securities whose fair values were below 80 per cent of the book value. The analysis of the £594 million, (2008: £1,938 million) by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, are as follows:

	2009 £m		2008 £m	
Category analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Residential mortgage-backed securities				
Prime	322	(153)	287	(115)
Alt-A	77	(33)	144	(127)
Sub-prime	82	(55)	48	(39)
	481	(241)	479	(281)
Commercial mortgage-backed securities	87	(86)	811	(375)
Other asset-backed securities	183	(188)	198	(86)
Total structured securities	751	(515)	1,488	(742)
Corporates	175	(79)	2,596	(1,196)
Total	926	(594)	4,084	(1,938)

FINANCIAL STATEMENTS D

197

Notes on the Group financial statements > D: Life assurance businesses > continued

D3: US insurance operations continued

Age analysis of fair value being below 80 per cent for the period indicated:

	2009 £m		2008 £m	
Age analysis	**Fair value**	**Unrealised loss**	**Fair value**	**Unrealised loss**
Less than 3 months	153	(45)	3,118	(1,364)
3 months to 6 months	5	(3)	696	(403)
More than 6 months	768	(546)	270	(171)
	926	(594)	4,084	(1,938)

d Products and guarantees

Jackson provides long-term savings and retirement products to retail and institutional customers throughout the US. Jackson offers fixed annuities (interest-sensitive, fixed indexed and immediate annuities), variable annuities (VA), life insurance and institutional products.

i Fixed annuities

Interest-sensitive annuities

At 31 December 2009, interest-sensitive fixed annuities accounted for 24 per cent (2008: 29 per cent) of policy and contract liabilities of Jackson. Interest-sensitive fixed annuities are primarily deferred annuity products that are used for retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

The policyholder of an interest-sensitive fixed annuity pays Jackson a premium, which is credited to the policyholder's account. Periodically, interest is credited to the policyholder's account and in some cases administrative charges are deducted from the policyholder's account. Jackson makes benefit payments at a future date as specified in the policy based on the value of the policyholder's account at that date.

The policy provides that at Jackson's discretion it may reset the interest rate, subject to a guaranteed minimum. The minimum guarantee varies from 1.5 per cent to 5.5 per cent (2008: 1.5 per cent to 5.5 per cent) depending on the jurisdiction of issue and the date of issue, with 82 per cent (2008: 83 per cent) of the fund at three per cent or less. The average guarantee rate is 3.1 per cent (2008: 3.1 per cent).

Approximately 61 per cent (2008: 34 per cent) of the interest-sensitive fixed annuities Jackson wrote in 2009 provide for a market value adjustment, that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment.

Fixed indexed annuities

Fixed indexed annuities accounted for 10 per cent (2008: eight per cent) of Jackson's policy and contract liabilities at 31 December 2009. Fixed indexed annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps) but provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 1.25 to 3.0 per cent.

Jackson hedges the equity return risk on fixed indexed products using futures and options linked to the relevant index. The cost of these hedges is taken into account in setting the index participation rates or caps. Jackson bears the investment and surrender risk on these products.

Immediate annuities

At 31 December 2009, immediate annuities accounted for two per cent (2008: two per cent) of Jackson's policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson's primary risk is mortality risk. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

ii Variable annuities

At 31 December 2009, VAs accounted for 49 per cent (2008: 39 per cent) of Jackson's policy and contract liabilities. VAs are deferred annuities that have the same tax advantages and payout options as interest-sensitive and fixed indexed annuities.

The primary differences between VAs and interest-sensitive or fixed indexed annuities are investment risk and return. If a policyholder chooses a VA, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed or variable account. Investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of return. At 31 December 2009, approximately 14 per cent (2008: approximately 18 per cent) of VA funds were in fixed accounts.

198 Prudential plc · Annual Report 2009

Jackson issues VA contracts where it contractually guarantees to the contractholder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), annuitisation (guaranteed minimum income benefit (GMIB)), or at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB)) and guaranteed minimum accumulation benefit (GMAB). Jackson hedges these risks using equity options and futures contracts as described in note D3(e). The GMIB is no longer offered, with existing coverage being reinsured.

iii Life insurance

Jackson’s life insurance products accounted for nine per cent (2008: 10 per cent) of Jackson’s policy and contract liabilities at 31 December 2009. The products offered include variable universal life insurance, term life insurance and interest-sensitive life insurance.

iv Institutional products

Jackson’s institutional products consist of GICs, funding agreements (including agreements issued in conjunction with Jackson’s participation in the US Federal Home Loan Bank programme) and medium-term note funding agreements. At 31 December 2009, institutional products accounted for six per cent of policy and contract liabilities (2008: 12 per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment.

Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. The average term of the funding arrangements is one to two years. Funding agreements terminable by the policyholder with less than 90 days’ notice account for less than one per cent (2008: one per cent) of total policyholder reserves.

Medium-term note funding agreements are generally issued to support trust instruments issued on non-US exchanges or to qualified investors (as defined by SEC Rule 144A). Through the funding agreements, Jackson agrees to pay a rate of interest, which may be fixed or floating, to the holders of the trust instruments.

e Exposure to market risk and risk management

Jackson’s main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 95 per cent (2008: 90 per cent) of its general account investments support interest-sensitive and fixed indexed annuities, life business and surplus and five per cent (2008: 10 per cent) support institutional business. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

Prudential is exposed primarily to the following risks in the US arising from fluctuations in interest rates:

• the risk of loss related to meeting guaranteed rates of accumulation following a sharp and sustained fall in interest rates;

• the risk of loss related to policyholder withdrawals following a sharp and sustained increase in interest rates; and

• the risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

Prudential is also exposed to the following risks in the US arising from equity market movements:

• the risk of loss related to the incidence of benefits related to guarantees issued in connection with its VA contracts; and

• the risk of loss related to meeting contractual accumulation requirements in FIA contracts.

Jackson enters into financial derivative transactions, including those noted below to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows, or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed indexed annuities, certain GMWB variable annuity features and reinsured GMIB variable annuity features contain embedded derivatives as defined by IAS 39, ‘Financial Instruments: Recognition and Measurement’. Jackson does not account for such derivatives as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.

Value movements on the derivatives are reported within the income statement. In preparing Jackson’s segment profit as shown in note B1, value movements on Jackson’s derivative contracts, other than for certain equity-based product management activities, are included within short-term fluctuations in investment returns and excluded from operating results based on longer-term investment returns (defined as segment profit). Value movements on derivative instruments used for certain equity-based product management activities, based on a static long-term volatility assumption and, for embedded liabilities, average Corporate AA interest rates, are included within operating results based on longer-term investment returns, as the value movements broadly offset the economic impact of changed levels of benefit payments and reserves as equity markets fluctuate, (subject to some limitations for GMDB where US GAAP does not fully reflect the economic features being hedged). Any differences in value movements on these derivatives between the static long-term volatility assumption and implied volatility or average Corporate AA interest rates and ending Corporate AA interest rates are reflected as components of short-term fluctuations. The types of derivatives used by Jackson and their purpose are as follows:

FINANCIAL

STATEMENTS D

Notes on the Group financial statements > D: Life assurance businesses > continued

D3: US insurance operations continued

• interest rate swaps generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes;

• put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to 10 years.

On a net basis, put-swaptions hedge against significant upward movements in interest rates;

• equity index futures contracts and equity index call and put options are used to hedge Jackson’s obligations associated with its issuance of fixed indexed immediate and deferred annuities and certain VA guarantees. These annuities and guarantees contain embedded options which are fair valued for financial reporting purposes;

• total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes;

• cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson’s foreign currency denominated funding agreements supporting trust instrument obligations;

• spread cap options are used as a macro-economic hedge against declining interest rates. Jackson receives quarterly settlements based on the spread between the two-year and the 10 year constant maturity swap rates in excess of a specified spread; and

• credit default swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty in the event of their default in exchange for periodic payments made by Jackson for the life of the agreement.

Note D3(i) parts (iii) and (iv) show the sensitivities of Jackson’s results through its exposure to equity risk and interest rate risk.

f Process for setting assumptions and determining contract liabilities

Under the MSB of reporting applied under IFRS 4 for insurance contracts, providing the requirements of the Companies Act, UK GAAP standards and the ABI SORP are met, it is permissible to reflect the previously applied UK GAAP basis. Accordingly, and consistent with the basis explained in note A4, in the case of Jackson the carrying values of insurance assets and liabilities are consolidated into the Group accounts based on US GAAP.

Under US GAAP, investment contracts (as defined for US GAAP purposes) are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts. These amounts are for:

• any amounts that have been assessed to compensate the insurer for services to be performed over future periods

(i.e. deferred income);

• any amounts previously assessed against policyholders that are refundable on termination of the contract; and

• any probable future loss on the contract (i.e. premium deficiency).

Capitalised acquisition costs and deferred income for these contracts are amortised over the life of the book of contracts. The present value of the estimated gross profits is generally computed using the rate of interest that accrues to policyholder balances (sometimes referred to as the contract rate). Estimated gross profits include estimates of the following elements, each of which will be determined based on the best estimate of amounts of the following individual elements over the life of the book of contracts without provision for adverse deviation for:

• amounts expected to be assessed for mortality less benefit claims in excess of related policyholder balances;

• amounts expected to be assessed for contract administration less costs incurred for contract administration;

• amounts expected to be earned from the investment of policyholder balances less interest credited to policyholder balances;

• amounts expected to be assessed against policyholder balances upon termination of contracts (sometimes referred to as surrender charges); and

• other expected assessments and credits.

VA contracts written by Jackson may, as described above, provide for GMDB, GMIB, GMWB and GMAB features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate persistency assumptions.

In accordance with SOP03-01 (Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts) which specifies how certain guarantee features should be accounted for under US GAAP, the GMDB liability is not fair valued but is instead determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognising the excess ratably over the life of the contract based on total expected assessments. At 31 December 2009, the GMDB liability was valued using a series of deterministic investment performance scenarios, a mean investment return of 8.4 per cent (2008: 8.4 per cent) and assumptions for lapse, mortality and expense that are the same as those used in amortising the capitalised acquisition costs.

The direct GMIB liability is determined by estimating the expected value of the annuitisation benefits in excess of the projected account balance at the date of annuitisation and recognising the excess ratably over the accumulation period based on total expected assessments.

The assumptions used for calculating the direct GMIB liability at 31 December 2009 and 2008 are consistent with those used for calculating the GMDB liability.

Jackson regularly evaluates estimates used and adjusts the additional GMDB and GMIB liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

200 Prudential plc > Annual Report 2009

GMIB benefits are essentially fully reinsured, subject to annual claim limits. As this reinsurance benefit is net settled, it is considered to be a derivative under IAS 39 and is, therefore, recognised at fair value with the change in fair value included as a component of short-term derivative fluctuations.

Most GMWB features are considered to be embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognised at fair value, with the change in fair value included in operating profit based on longer-term investment returns. Certain GMWB features guarantee payments over a lifetime and, therefore, include mortality risk. Provisions for these GMWB amounts are valued consistent with the GMDB valuation method discussed above.

For GMWB and GMIB reinsurance embedded derivatives that are fair valued under IAS 39, Jackson bases its volatility assumptions solely on implied market volatility with no reference to historical volatility levels and explicitly incorporates Jackson’s own credit risk in determining discount rates.

Volatility assumptions are now based on a weighting of available market data on implied volatility for durations up to ten years, at which point the projected volatility is held constant. Non-performance risk is incorporated into the calculation through the use of discount interest rates sourced from a AA corporate credit curve. Other risk margins, particularly for market illiquidity and policyholder behaviour are also incorporated into the model through the use of explicitly conservative assumptions. On a periodic basis, Jackson rationalises the resulting fair values based on comparisons to other models and market movements.

With the exception of the GMDB, GMIB, GMWB and GMAB features of VA contracts, the financial guarantee features of Jackson’s contracts are in most circumstances not explicitly valued, but the impact of any interest guarantees would be reflected as they are earned in the current account value (i.e. the US GAAP liability).

For traditional life insurance contracts, provisions for future policy benefits are determined under US GAAP using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

Institutional products are accounted for as investment contracts under IFRS with the liability classified as being in respect of financial instruments rather than insurance contracts, as defined by IFRS 4. In practice, there is no material difference between the IFRS and US GAAP basis of recognition and measurement for these contracts.

Certain institutional products representing obligations issued in currencies other than US dollars have been hedged for changes in exchange rates using cross-currency swaps. The fair value of derivatives embedded in funding agreements, as well as foreign currency transaction gains and losses, are included in the carrying value of the trust instruments supported by funding agreements recorded in other non-insurance liabilities.

g Reinsurance

The principal reinsurance ceded by Jackson outside the Group is on term life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. In 2009, the premiums for such ceded business amounted to £82 million (2008: £68 million). Net commissions received on ceded business and claims incurred ceded to external reinsurers totalled £12 million and £66 million respectively, during 2009 (2008: £10 million and £49 million respectively). There were no deferred gains or losses on reinsurance contracts in either 2009 or 2008. The reinsurance asset for business ceded outside the Group was £667 million (2008: £800 million).

h Effect of changes in assumptions used to measure insurance assets and liabilities a Measurement basis for embedded derivatives of variable annuity business and other policyholder liability

Certain variable annuity products sold by Jackson include Guaranteed Minimum Withdrawal Benefits (GMWB) which, in accordance with the Group’s accounting policies, are measured within the IFRS balance sheet at fair value. This requires a number of assumptions related to projected future cash flows, including those driven by policyholder behaviours such as lapses, fund selections and withdrawals utilisation. During 2009 the GMWB utilisation assumptions were revised to take account of the more recent experience of policyholder behaviour. Previously policyholder behaviour for the utilisation of GMWB was assumed to be largely driven by the extent to which benefits were ‘in the money’. For 2009, the assumption has been altered to take account of recent experience which shows that the attained age of the policyholder is the key factor in determining utilisation levels. This has led to a release in policyholder liabilities of £96 million which is offset by a corresponding DAC amortisation charge of £68 million to give an overall impact on profit before tax of £28 million. This assumption change has been offset by sundry other assumption changes such that the overall impact on operating profit of policyholder liability assumption changes, after taking into account DAC amortisation offsets, is a charge of £4 million.

In 2008 there were no changes of assumptions that had a material effect on the Jackson results. There was a change in estimation technique relating to the measurement of the Guaranteed Minimum Withdrawal Benefit (GMWB) features of Jackson’s variable annuity products and the reinsurance of the Guaranteed Minimum Income Benefit (GMIB). In 2008 these features were valued using implied current equity volatility levels rather than historic long-term levels and the use of AA corporate bond rates rather than LIBOR based swap rates as the reference basis for determining the discount rate. The cumulative effect of these two changes was to reduce the total loss in 2008 by £47 million.

FINANCIAL

STATEMENTS D

Notes on the Group financial statements > D: Life assurance businesses > continued

D3: US insurance operations continued

b Deferred acquisition costs

Income statement – amortisation for variable annuity business

Under IFRS 4, the Group applies US GAAP to the insurance assets and liabilities of Jackson. Under US GAAP, acquisition costs for Jackson's fixed and variable annuity business are deferred and then amortised in line with the expected emergence of margins. The amortisation profile is dependant on assumptions which, for variable annuity business, the key assumption is the expected level of equity market returns. For 2009 and recent previous years a rate of 8.4 per cent has been applied using, as is industry practice, a mean reversion methodology.

The mean reversion methodology is applied with the objective of adjusting the amortisation of deferred acquisition costs that would otherwise be highly volatile for the fact that the expected level of future gross profits fluctuates for altered variable annuity asset values arising from changes in equity market levels at the end of each reporting period.

The mean reversion methodology achieves this objective by dynamic adjustment to the level of expectations of short-term future investment returns. Under the methodology the projected returns for the next five years are, for the purposes of determining the amortisation profile, set so that normally combined with the actual returns for the current and preceding two years the average rate of return is 8.4 per cent. The mean reversion methodology does, however, include a cap of 15 per cent per annum on the projected return for each of the next five years. Projected returns after the next five years are set at 8.4 per cent. For 2008 following the fall in equity markets in that year, this capping effect applied to restrict the projected returns below the rate of approximately 20 per cent per annum level that would have otherwise applied to the first five years. Although equity markets rose during the year, the return in 2008 was such that the cap remains in place at 31 December 2009, albeit at a lower level.

The DAC amortisation reflected in the 2008 results, after incorporating the mean reversion, increased by some £140 million, of which £40 million arises due to the capping feature. In 2009, following improvements in equity markets, no such DAC acceleration arose during the period and DAC amortisation fell accordingly.

Statement of changes in equity – 'shadow DAC adjustments'

Consequent upon the positive unrealised valuation movement in 2009 of £2,669 million (2008: negative £2,104 million) there is a debit of £1,069 million (2008: £831 million credit) for altered 'shadow' amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets had been sold, crystallising the gain or loss, and the proceeds reinvested at the yields currently available in the market. At 31 December 2009 the cumulative 'shadow DAC balance' was negative £10 million (2008: positive £1,192 million).

i Sensitivity of IFRS basis profit and equity to market and other risks

i Currency fluctuations

Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2009, the rates were US$1.57 (2008: US$1.85) and US$1.61 (2008: US$1.44) to £1 sterling, respectively. A 10 per cent increase or decrease in these rates would reduce or increase profit (loss) before tax attributable to shareholders, profit (loss) for the year and shareholders' equity attributable to US insurance operations respectively as follows:

	A 10% increase in exchange rates		A 10% decrease in exchange rates	
	2009 £m	2008 £m	2009 £m	2008 £m
Profit (loss) before tax attributable to shareholders (note)	(44)	59	54	(72)
Profit (loss) for the year	(54)	51	65	(62)
Shareholders' equity attributable to US insurance operations	(274)	(158)	335	193

Note

Sensitivity on profit (loss) before tax i.e. aggregate of the operating profit based on longer-term investment returns and short-term fluctuations, as discussed in note B1.

202 Prudential plc · Annual Report 2009

ii Other sensitivities

The principal determinants of variations in operating profit based on longer-term returns are:

• growth in the size of assets under management covering the liabilities for the contracts in force;

• variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities;

• incidence of guarantees and the effectiveness of the related hedge programme;

• spread returns for the difference between investment returns and rates credited to policyholders;

For the purpose of determining longer-term returns, adjustment is necessary for the normalisation of investment returns to remove the effects of short-term volatility in investment returns.

• amortisation of deferred acquisition costs.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry experience and future expectations.

A detailed analysis of actual experience is measured by internally developed mortality and persistency studies. For variable annuity business, the key assumption is the expected long-term level of equity market returns, which for 2009 and 2008 was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on the fee income and the required level of provision for guaranteed minimum death benefit claims. The mean reversion methodology dampens the impact of equity market movements during a particular year, but does not fully eliminate the effects of movements in the equity markets.

In addition, the mean reversion methodology includes both a cap and a floor that determine the maximum impact that the methodology may have. Due to the significant market movements during 2008, Jackson exceeded the cap on future equity market returns, resulting in a higher level of sensitivity to market movements than would have been recognised had the cap not been met at the end of 2008. Given the low market return in 2008 this cap remained in place at 31 December 2009 and so the higher level of sensitivity remains.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

iii Exposure to equity risk

As noted in note D3(e), Jackson is exposed to equity risk through the options embedded in the fixed indexed liabilities and GMDB and GMWB guarantees included in certain VA benefits. This risk is managed using a comprehensive equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson’s operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees.

As a result of this hedging programme, if the equity markets were to increase further in the future, Jackson’s free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortisation of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute the immediate impact of the market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly and fees are recognised prospectively. The opposite impacts would be observed if the equity markets were to decrease.

At 31 December 2009 based on the hedges in place at that time, it is estimated that an immediate decrease in the equity markets of 10 per cent would result in an accounting benefit, net of related DAC amortisation, before tax of up to £60 million, excluding the impact on future separate account fees. After related deferred tax there would have been an estimated increase in shareholders’ equity at 31 December 2009 of up to £40 million. An immediate decrease in the equity markets of 20 per cent is estimated to result in an accounting benefit, net of related DAC amortisation, before tax of up to £110 million, excluding the impact on future separate account fees. After related deferred tax there would have been an estimated increase in shareholders’ equity at 31 December 2009 of up to £80 million. An immediate increase in the equity markets of 10 and 20 per cent is estimated to result in an approximately equal and opposite estimated effect on profit and shareholders’ equity as that disclosed above for a decrease.

FINANCIAL

STATEMENTS D

Notes on the Group financial statements > D: Life assurance businesses > continued

D3: US insurance operations continued

At 31 December 2008, based on the hedges in place at that time, it was estimated that an immediate decrease in the equity markets at 10 per cent would result in an accounting charge, net of related DAC amortisation, before tax of up to £20 million, excluding the impact on future separate account fees. After related deferred tax, it was estimated that there would have been a decrease in shareholders' equity of up to £15 million. An immediate decrease in the equity markets of 20 and 40 per cent was estimated to result in an accounting charge, net of related DAC amortisation, before tax of up to £40 million and £90 million respectively excluding the impact of future separate account fees. After related deferred tax there would have been an estimated reduction in shareholders' equity at 31 December 2008 of up to £30 million and £60 million respectively. The difference in the effects of a decrease in the equity markets at 31 December 2009 as compared to 2008 was due to a high number of GMDB and GMWB guarantees being 'in the money' at 31 December 2008. As a result, the adverse effects on provisions for policyholder liabilities from a decreasing equity market at 31 December 2008 more than offset the benefits from the hedging instruments held at that time.

The actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

In addition, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

A range of reasonably possible movements in the value of equity securities, partnerships in investment pools and other financial derivatives have been applied to Jackson's holdings at 31 December 2009 and 31 December 2008. The table below shows the sensitivity to a 10 and 20 per cent (2008: 10, 20 and 40 per cent) fall in value and the impact that this would have on pre-tax profit, net of related changes in amortisation of DAC, profit after tax and shareholders' equity.

	2009 £m		2008 £m		
	A decrease of 20%	A decrease of 10%	A decrease of 40%	A decrease of 20%	A decrease of 10%
Pre-tax profit, net of related changes in amortisation of DAC	(117)	(58)	(255)	(141)	(98)
Related deferred tax effects	41	20	89	49	34
Net sensitivity of profit after tax and shareholders' equity	(76)	(38)	(166)	(92)	(64)

The disclosure of the effect of a 40 per cent fall for 2008 was included because of the exceptional market conditions at that time. These conditions have now abated and the disclosure is no longer appropriate.

In the equity risk sensitivity analysis given above, the Group has, for 2009, considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

iv Exposure to interest rate risk

Notwithstanding the market risk exposure described in note D3(e), except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement described in notes D3(d) and D3(f). The GMWB features attaching to variable annuity business represents embedded derivatives which are fair valued and so will be sensitive to changes in interest rate.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within profit and loss. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a one per cent and two per cent decrease and increase in interest rates at 31 December 2009 and 2008 and is as follows:

204 Prudential plc Annual Report 2009

	2009 £m				2008 £m			
	A 2% decrease	A 1% decrease	A 1% increase	A 2% increase	A 2% decrease	A 1% decrease	A 1% increase	A 2% increase
Profit and loss								
Direct effect								
Derivatives value change	(319)	(148)	159	370	(575)	(268)	283	639
Policyholder liabilities	(418)	(185)	170	334	(517)	(218)	182	350
Related effect on amortisation of DAC	364	162	(156)	(328)	498	215	(193)	(395)
Pre-tax profit effect:								
Operating profit based on longer-term investment returns	(144)	(62)	56	109	(128)	(59)	64	146
Short-term fluctuations in investment returns	(229)	(109)	117	267	(466)	(212)	208	448
	(373)	(171)	173	376	(594)	(271)	272	594
Related effect on charge for deferred tax	131	60	(60)	(131)	206	94	(95)	(207)
Net profit effect	(242)	(111)	113	245	(388)	(177)	177	387
Other comprehensive income								
Direct effect on carrying value of debt securities	2,183	1,179	(1,179)	(2,183)	2,476	1,238	(1,238)	(2,476)
Related effect on amortisation of DAC	(764)	(413)	413	764	(619)	(310)	310	619
Related effect on movement in deferred tax	(497)	(268)	268	497	(650)	(325)	325	650
Net effect	922	498	(498)	(922)	1,207	603	(603)	(1,207)
Total net effect on IFRS equity	680	387	(385)	(677)	819	426	(426)	(820)

j Duration of liabilities

The table below shows the carrying value of policyholder liabilities. Separately, the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The table below also shows the maturity profile of the cash flows used for that purpose for 2009 and 2008:

	2009 £m			2008 £m		
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total
Policyholder liabilities	27,672	20,639	48,311	30,823	14,538	45,361
	%	%		%	%	
Expected maturity:						
0 to 5 years	52	50		49	46	
5 to 10 years	27	28		26	28	
10 to 15 years	10	12		11	14	
15 to 20 years	5	6		6	7	
20 to 25 years	3	2		3	3	
Over 25 years	3	2		5	2	

The maturity tables shown above have been prepared on a discounted basis. Details of undiscounted cash flows for investment contracts are shown in note G2.

FINANCIAL STATEMENTS D

205

Notes on the Group financial statements > D: Life assurance businesses > continued

D4: Asian insurance operations

a Summary statement of financial position

	With-profits business note i £m	Unit-linked assets and liabilities £m	Other £m	Asian insurance operations 2009 Total £m	Asian insurance operations 2008 Total £m
Assets					
Intangible assets attributable to shareholders:					
Goodwill[note iii]	–	–	80	80	111
Deferred acquisition costs and other intangible assets	–	–	822	822	1,247
Total	–	–	902	902	1,358
Intangible assets attributable to with-profit funds:					
Deferred acquisition costs and other intangible assets	97	–	–	97	113
Deferred tax assets	–	–	132	132	101
Other non-investment and non-cash assets[note iii]	234	83	563	880	1,416
Investments of long-term business and other operations:					
Investment properties	–	–	11	11	20
Investments accounted for using the equity method	–	–	2	2	–
Financial investments:					
Loans[note ii]	781	27	399	1,207	1,705
Equity securities and portfolio holdings in unit trusts	3,691	7,224	267	11,182	8,077
Debt securities[note c]	4,988	2,462	2,534	9,984	11,113
Other investments	73	44	141	258	144
Deposits	14	196	536	746	750
Total investments	9,547	9,953	3,890	23,390	21,809
Cash and cash equivalents	225	235	377	837	1,501
Total assets	10,103	10,271	5,864	26,238	26,298

206 Prudential plc Annual Report 2009

	With-profits business note i £m	Unit-linked assets and liabilities £m	Other £m	Asian insurance operations 2009 Total £m	Asian insurance operations 2008 Total £m
Equity and liabilities					
Equity					
Shareholders' equity	–	–	1,462	**1,462**	2,167
Minority interests	–	–	1	**1**	7
Total equity	–	–	1,463	**1,463**	2,174
Liabilities					
Policyholder liabilities and unallocated surplus of with-profits funds:					
Contract liabilities (including amounts in respect of contracts classifies as investment contract under IFRS 4)	8,808	9,717	3,333	**21,858**	20,909
Unallocated surplus of with-profits funds	53	–	–	**53**	160
Total	8,861	9,717	3,333	**21,911**	21,069
Other non-insurance liabilities:					
Operational borrowings attributable to shareholders-financed operations	–	–	210	**210**	130
Deferred tax liabilities	266	12	106	**384**	441
Other non-insurance liabilities	976	542	752	**2,270**	2,484
Total liabilities	10,103	10,271	4,401	**24,775**	24,124
Total equity and liabilities	**10,103**	**10,271**	**5,864**	**26,238**	**26,298**

Notes

i The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'other business'.

ii The loans of the Group's Asian insurance operations of £1,207 million (2008: £1,705 million) comprise mortgage loans of £13 million (2008: £238 million), policy loans of £437 million (2008: £675 million) and other loans of £757 million (2008: £792 million). The mortgage and policy loans are secured by properties and life insurance policies respectively. The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.

iii Further segmental analysis:
No goodwill attributable to any individual country included in the Asia total of £80 million (2008: £111 million) exceeds 10 per cent of the Group goodwill attributable to shareholders of £1,310 million (2008: £1,341 million).
Included within 'Other non-investment and non-cash assets' of £880 million (2008: £1,416 million), was 'Property, plant and equipment' of £94 million (2008: £144 million). No individual country in Asia held property, plant and equipment at the end of the year which exceeds 10 per cent of the Group total of £367 million (2008: £635 million).

Summary policyholder liabilities (net of reinsurance) and unallocated surplus

At 31 December 2009, the policyholder liabilities (net of reinsurance of £18 million (2008: £24 million)) and unallocated surplus for Asian operations of £21.9 billion (2008: £21.0 billion) comprised the following:

	2009 £m	2008 £m
Singapore	**6,960**	5,426
Hong Kong	**5,762**	5,100
Taiwan	**545**	4,024
Malaysia	**1,823**	1,587
Japan	**1,094**	1,100
Other countries	**5,709**	3,808
Total Asian operations	**21,893**	21,045

FINANCIAL STATEMENTS D

207

Notes on the Group financial statements > D: Life assurance businesses > continued

D4: Asian insurance operations continued

b Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asian insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business £m	Unit-linked assets and liabilities £m	Other £m	Asian insurance operations Total £m
At 1 January 2008	6,547	6,971	3,661	17,179
Premiums				
New business[note ii]	391	1,252	233	1,876
In-force	647	1,009	630	2,286
	1,038	2,261	863	4,162
Surrenders	(354)	(614)	(223)	(1,191)
Maturities/Deaths	(181)	(14)	(159)	(354)
Net cash flows	503	1,633	481	2,617
Shareholders transfer post tax	(23)	–	–	(23)
Investment-related items and other movements	(1,320)	(3,158)	185	(4,293)
Foreign exchange translation differences[note i]	2,387	1,774	1,428	5,589
At 31 December 2008/1 January 2009	8,094	7,220	5,755	21,069
Premiums				
New business[note ii]	46	643	517	1,206
In-force	777	1,223	601	2,601
	823	1,866	1,118	3,807
Surrenders	(361)	(666)	(174)	(1,201)
Maturities/Deaths	(253)	(19)	(70)	(342)
Net cash flows	209	1,181	874	2,264
Change in reserving basis in Malaysia[note iii]	–	(9)	(54)	(63)
Change in other reserving basis	–	–	(4)	(4)
Shareholders' transfers post tax	(20)	–	–	(20)
Investment-related items and other movements[note iv]	1,431	2,661	150	4,242
Foreign exchange translation differences[note i]	(853)	(612)	(604)	(2,069)
Disposal of Taiwan agency business[note v]	–	(724)	(2,784)	(3,508)
At 31 December 2009	8,861	9,717	3,333	21,911

Notes

i Movements in the year have been translated at the average exchange rate for the year ended 31 December 2009. The closing balance has been translated at the closing spot rates as at 31 December 2009. Differences upon retranslation are included in foreign exchange differences of negative £2,069 million.

ii The increase in policyholder liabilities due to new business premium for the with-profits business fell by £345 million to £46 million. This is predominantly driven by a fall in sales of single premium with-profits policies in Hong Kong following the withdrawal of the PruSaver product in 2009.
The increase in policyholder liabilities due to new business premium for Asia unit-linked business was lower by £609 million in 2009, in line with decreases in single premium sales during the year.

iii The change in reserving basis in Malaysia of £63 million reflects the change made following the adoption of a risk based capital (RBC) approach to the local regulatory reporting in that country.

iv The positive investment related items and other movements for with-profits (£1,431 million) and unit-linked business (£2,661 million) were mainly driven from Asian equity market gains in the period.

v The disposal of Taiwan agency business reflects the liabilities transferred at the date of disposal.

208 Prudential plc · Annual Report 2009

c Information on credit risks of debt securities

The following table summarises the credit quality of the debt securities of the Asian insurance operations as at 31 December 2009 by rating agency ratings:

	2009 £m				2008 £m
	With-profits business	Unit-linked business	Other business	Total	Total
S&P – AAA	1,778	295	186	2,259	2,632
S&P – AA+ to AA-	657	345	592	1,594	3,746
S&P – A+ to A-	749	463	284	1,496	808
S&P – BBB+ to BBB-	472	103	107	682	902
S&P – Other	397	3	517	917	253
	4,053	1,209	1,686	6,948	8,341
Moody's – Aaa	86	33	15	134	494
Moody's – Aa1 to Aa3	38	32	279	349	108
Moody's – A1 to A3	12	283	14	309	398
Moody's – Baa1 to Baa3	17	16	7	40	60
Moody's – Other	–	–	15	15	50
	153	364	330	847	1,110
Fitch	–	38	1	39	41
Other	782	851	517	2,150	1,621
Total debt securities	4,988	2,462	2,534	9,984	11,113

Of the £517 million (2008: £555 million) debt securities for other business which are not rated in the table above, £225 million (2008: £231 million) are in respect of government bonds and £265 million (2008: £221 million) are in respect of corporate bonds rated as investment grade by local external ratings agencies, and £22 million (2008: £nil) structured deposits issued by banks which are themselves rated but where the specific deposits have not been.

d Products and guarantees

The life insurance products offered by the Group's Asian operations include a range of with-profits and non-participating term, whole life, endowment and unit-linked policies. The Asian operations also offer health, disability, critical illness and accident coverage to supplement its core life products.

The terms and conditions of the contracts written by the Asian operations and, in particular, the products' options and guarantees, vary from territory to territory depending upon local market circumstances.

In general terms, the Asian participating products provide savings and protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurers. The Asian operations' non-participating term, whole life and endowment products offer savings and/or protection where the benefits are guaranteed or determined by a set of defined market-related parameters. Unit-linked products combine savings with protection, the cash value of the policy depends on the value of the underlying unitised funds. Health and Protection (H&P) policies provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. H&P products are commonly offered as supplements to main life policies but can be sold separately.

Subject to local market circumstances and regulatory requirements, the guarantee features described in note D2(d) in respect of UK business broadly apply to similar types of participating contracts written in the Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. Investment-linked products have the lowest level of guarantee, if any.

Product guarantees in Asia can be broadly classified into four main categories, namely premium rate, cash value and interest rate guarantees, policy renewability and convertibility options.

The risks on death coverage through premium rate guarantees are low due to appropriate product pricing.

Cash value and interest rate guarantees are of three types:

- Maturity values
  Maturity values are guaranteed for non-participating products and on the guaranteed portion of participating products. Declared annual bonuses are also guaranteed once vested. Future bonus rates and cash dividends are not guaranteed on participating products.
- Surrender values
  Surrender values are guaranteed for non-participating products and on the guaranteed portion of participating products. The surrender value of declared reversionary bonuses are also guaranteed once vested. Market value adjustments and surrender penalties are used where the law permits such adjustments in cash values.

FINANCIAL STATEMENTS D

209

Notes on the Group financial statements > D: Life assurance businesses > continued

D4: Asian insurance operations continued

• Interest rate guarantees

It is common in Asia for regulations or market-driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This would be reflected within the guaranteed maturity and surrender values.

The guarantees are borne by shareholders for non-participating and investment-linked (non-investment guarantees only) products. Participating product guarantees are predominantly supported by the segregated life funds and their estates.

Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions are written in the Korean life operations. This is to a much lesser extent than the policies written by the Taiwan agency business which was sold in the first half of 2009, as Korea has a much higher proportion of linked and health business. The Korean business has non-linked liabilities and linked liabilities at 31 December 2009 of £349 million and £1,173 million respectively (2008: £312 million and £742 million respectively).

The other area of note in respect of guarantees is the Japanese business where pricing rates are higher than current bond yields. Lapse risk is a feature in that policyholders could potentially surrender their policies on guaranteed terms if interest rates significantly increased leaving the potential for losses if bond values had depreciated significantly. However, the business is matched to a relatively short realistic liability duration.

The method for determining liabilities of insurance contracts for UK GAAP, and IFRS, purposes for some Asian operations is based on US GAAP principles and this method applies to contracts with cash value and interest rate guarantees. Following standard US GAAP procedure, premium deficiency reserve calculations are performed each year to establish whether the carrying values of the liabilities are sufficient.

On the US GAAP basis the calculations are deterministic, that is to say based on a single set of projections, and expected long-term rates of return are applied.

e Exposure to market risk

The Asian operations sell with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities and, to a lesser extent, property. Non-participating business is largely backed by debt securities or deposits. The exposure to market risk of the Group arising from its Asian operations is therefore at modest levels. This arises from the fact that the Asian operations have a balanced portfolio of with-profits, unit-linked and other types of business.

f Process for setting assumptions and determining liabilities

The future policyholder benefit provisions for Asian businesses in the Group’s IFRS accounts and previously under the MSB, are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP.

For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. This basis is applied in Japan and Vietnam and, materially for 2008 but less so for 2009 following the sale of the agency business, in Taiwan. The future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.

g Reinsurance

The Asian businesses cede only minor amounts of business outside the Group with immaterial effects on reported profit. During 2009, reinsurance premiums for externally ceded business were £119 million (2008: £76 million) and the reinsurance assets were £18 million (2008: £24 million) in aggregate.

h Effect of changes in bases, estimates and assumptions used to measure insurance assets and liabilities a Exceptional credit of £63 million regarding the liability measurement for Malaysia long-term business

For the Malaysia life business, under the basis applied previously, 2008 IFRS basis liabilities were determined on the local regulatory basis using prescribed interest rates such that a high degree of prudence resulted.

As of 1 January 2009, the local regulatory basis has been replaced by the Malaysian authority’s risk-based capital (RBC) framework. In the light of this development, the Company has remeasured the liabilities by reference to the method applied under the new RBC framework, which is more realistic than the previous approach, but with an overlay constraint to the method such that negative reserves derived at an individual policyholder level are not included. This change has resulted in a one-off release from liabilities at 1 January 2009 of £63 million.

b Changes in key assumptions

Excluding the change in Malaysia as explained above, the result for Asian operations was increased in 2009 by the effect of a number of other individually small assumptions changes of, in aggregate, £4 million. For 2008 the result for Asian operations was reduced by the effect of a number of individually small assumptions charges of, in aggregate, £21 million.

210 Prudential plc > Annual Report 2009

c Deferral and amortisation of acquisition costs
Under IFRS, the basis of accounting for insurance assets and liabilities reflects 'grandfathered' GAAP under the Modified Statutory Basis (MSB). In general, this requires the deferral and amortisation of acquisition costs in line with the emergence of margins. In 2008, the basis of deferral and amortisation was adjusted for a number of territories to better reflect the MSB requirement as follows:

For the India life operation, reflecting the initial development stage of the business, acquisition costs had previously not been deferred. In 2008, £19 million of deferred acquisition costs, net of amortisation in the year, were established.

For the Korea life business, refinements were made to move to a more appropriate basis which resulted in a credit of £35 million (£9 million of which related to the 1 January 2008 balance).

For Singapore, refinements were made with a £21 million benefit in 2008 (of which £7 million related to the 1 January 2008 position) where the local risk based capital approach does not provide an appropriate basis of implicit allowance for acquisition costs for certain products and in Hong Kong, adjustments were made with a net overall effect of a credit to profit of £10 million in 2008.

i Sensitivity of IFRS basis profit and equity to market and other risks

Currency translation

Consistent with the Group's accounting policies, the profits of the Asian insurance operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2009, the rates for the most significant operations are given in note B4.

A 10 per cent increase or decrease in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill, attributable to Asian operations respectively as follows:

	A 10% increase in exchange rates		A 10% decrease in exchange rates	
	2009 £m	2008 £m	2009 £m	2008 £m
Profit (loss) before tax attributable to shareholders[note]	(40)	(14)	49	18
Profit (loss) for the year	(35)	(6)	43	8
Shareholders' equity, excluding goodwill, attributable to Asian operations	(129)	(202)	158	246

Note

Sensitivity on profit before tax i.e. aggregate of the operating profit based on longer-term investment returns, short-term fluctuations in investment returns, and actuarial gains and losses on defined benefit pension schemes but excluding the loss on sale and results for Taiwan agency business, as discussed in note B1.

Other risks

i With-profits business

Similar principles to those explained for UK with-profits business apply to profit emergence for the Asian with-profits business. Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

ii Unit-linked business

As for the UK insurance operations, the profits and shareholders' equity related to the Asian operations is primarily driven by charges related to invested funds. For the Asian operations, substantially all of the contracts are classified as insurance contracts under IFRS 4, i.e. containing significant insurance risk. The sensitivity of profits and equity to changes in insurance risk is minor and, to interest rate risk, not material.

FINANCIAL STATEMENTS
D

211

Notes on the Group financial statements > D: Life assurance businesses > continued

D4: Asian insurance operations continued

iii Other business

a Interest rate risk for Taiwan

For 2008 the principal other business of Asian operations that was most sensitive to movements in interest rates was the whole of life business written in Taiwan. In June 2009 the Company completed the sale of its agency distribution business and associated liabilities and its agency force in Taiwan to China Life Insurance Company Ltd. as explained in note 11. For 2009 the assets and liabilities of the element of Taiwan business retained by the Company are relatively less sensitive to variances in interest rates, with a reasonably possible decrease in interest rates of 0.5 per cent leading to an increase in IFRS pre-tax profits of £24 million. After adjusting these results for deferred tax the reasonably possible effect on shareholders’ equity is £19 million. A 0.5 per cent increase in interest rates is estimated to have an approximately equal and opposite effect on profit and shareholders’ equity.

b Interest rate risk for other business excluding Taiwan

Asian operations offer a range of insurance and investment products, predominately with-profits and non-participating term, whole life endowment and unit-linked. Excluding with-profit and unit-linked business along with Taiwan, the results of the Asian business are sensitive to the vagaries of routine movements in interest rates.

For the purposes of analysing sensitivity to variations in interest rates, it has been determined for the majority of territories that a movement of one per cent in the 10 year government bond rate can be considered reasonably possible. At 31 December 2009, 10 year government bond rates vary from territory to territory and range from 1.3 per cent to 11.45 per cent (2008: 1.17 per cent to 10.18 per cent). An exception to this arises in Japan where reasonably possible interest rate movements have been determined as 0.5 per cent respectively. (2008: Japan 0.5 per cent, Vietnam 1.5 per cent). These reasonably possible changes would have the following impact:

2009 £m A decrease of 1% note i 2008 £m A decrease of 1% note i

Pre-tax profit 67 56

Related deferred tax (where applicable) (17) (11)

Net effect on profit and equity 50 45

Note

i One per cent sensitivity has been used in all territories (except Japan (0.5 per cent)) (2008: Japan 0.5 per cent, Vietnam 1.5 per cent).

The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group’s supplementary analysis of profit before tax.

At 31 December 2009, an increase in the rates of one per cent (Japan (0.5 percent)) is estimated to have the effect of decreasing pre-tax profit by £87 million. After adjusting these results for deferred tax the reasonable possible effect on shareholders’ equity is a decrease of £65 million.

212 Prudential plc > Annual Report 2009

c Equity price risk

The non-linked shareholder business has limited exposure to equity and property investment (£278 million at 31 December 2009). Generally changes in equity and property investment values are not automatically matched by investments in policyholder liabilities. However for the Vietnam business, to the extent that equity investment appreciation is realised through sales of securities then policyholders' liabilities are adjusted to the extent that policyholders participate.

The estimated sensitivity to a 10 and 20 per cent (2008: 10, 20 and 40 per cent) change in equity and property prices for shareholder-backed Asian other business, which would be reflected in the short-term fluctuation component of the Group's segmental analysis of profit before tax, at 31 December 2009 and 2008 would be as follows:

	2009 £m		2008 £m		
	A decrease of 20%	A decrease of 10%	A decrease of 40%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(58)	(29)	(176)	(88)	(44)
Related deferred tax (where applicable)	8	4	5	3	1
Net effect on profit and equity	(50)	(25)	(171)	(85)	(43)

A 10 or 20 per cent, (2008: 10, 20 or 40 per cent) increase in their value is estimated to have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The low tax rate effect, which is particularly evident in 2008 relates to the availability of losses in some of the territories.

The disclosure of the effect of a 40 per cent fall for the 2008 year-end was included because of the exceptional market conditions at that time. These conditions have now abated and the disclosure is no longer appropriate.

In the equity risk sensitivity analysis given above the Group has, for 2009, considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

d Insurance risk

Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within IFRS policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by five per cent (estimated at one in ten year shock) then it is estimated that post tax IFRS profit would be impacted by approximately £9 million (with a corresponding change to IFRS shareholders' equity). Mortality/morbidity has a symmetrical effect on portfolio and so a weakening of mortality/morbidity assumptions would have an approximately equal and opposite similar impact.

j Duration of liabilities

The table below shows the carrying value of policyholder liabilities. Separately the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The table below also shows the maturity profile of the cash flows, taking account of expected future premiums and investment returns used for that purpose for 2009 and 2008:

	2009 £m	2008 £m
Policyholder liabilities	21,858	20,909
	%	%
Expected maturity:		
0 to 5 years	24	23
5 to 10 years	21	21
10 to 15 years	15	15
15 to 20 years	12	13
20 to 25 years	9	10
Over 25 years	19	18

FINANCIAL STATEMENTS D

213

Notes on the Group financial statements > D: Life assurance businesses > continued

D5: Capital position statement for life assurance businesses a Summary statement

The Group's estimated capital position for life assurance businesses with reconciliations to shareholders' equity is shown below. Available capital for each fund or group of companies is determined by reference to local regulation at 31 December 2009 and 2008.

	2009 £m									
31 December 2009	SAIF	WPSF note i	Total PAC with-profits fund	Other UK life assurance subsidiaries and funds note ii	Jackson	Asian life assurance subsidiaries	Total life assurance operations	M&G (including Prudential Capital)	Parent company and shareholders' equity of other subsidiaries and funds	Group total
Group shareholders' equity										
Held outside long-term funds:										
Net assets	–	–	–	788	3,011	1,382	5,181	173	(1,507)	3,847
Goodwill	–	–	–	–	–	80	80	1,153	77	1,310
Total	–	–	–	788	3,011	1,462	5,261	1,326	(1,430)	5,157
Held in long-term funds note iii	–	–	–	1,114	–	–	1,114	–	–	1,114
Total Group shareholders' equity	–	–	–	1,902	3,011	1,462	6,375	1,326	(1,430)	6,271
Adjustments to regulatory basis										
Unallocated surplus of with-profits funds note v	–	9,966	9,966	–	–	53	10,019			
Shareholders' share of realistic liabilities	–	(3,001)	(3,001)	–	–	–	(3,001)			
Deferred acquisition costs of non-participating business not recognised for regulatory reporting purposes and goodwill	(2)	(7)	(9)	(124)	(3,092)	(786)	(4,011)			
Jackson surplus notes note iv	–	–	–	–	154	–	154			
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jackson note viii	–	–	–	–	2,221	–	2,221			
Adjustment from IAS 19 basis pension deficit attributable to WPSF to pension liability for regulatory purposes note vii	–	65	65	–	–	–	65			
Valuation difference on PAL between IFRS basis and regulatory basis	–	(1,294)	(1,294)	–	–	–	(1,294)			
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis) note v	2	703	705	(171)	194	400	1,128			
Total adjustments	–	6,432	6,432	(295)	(523)	(333)	5,281			
Total available capital resources of life assurance businesses on local regulatory bases	–	6,432	6,432	1,607	2,488	1,129	11,656			

214 Prudential plc Annual Report 2009

	2009 £m						
31 December 2009	SAIF	WPSF note i	Total PAC with-profits fund	Other UK life assurance subsidiaries and funds note ii	Jackson	Asian life assurance subsidiaries	Total life assurance operations
Policyholder liabilities							
With-profits liabilities of UK regulated with-profits funds:							
Insurance contracts	9,285	28,449	37,734	–	–	4,766	42,500
Investment contracts (with discretionary participation features)	396	24,384	24,780	–	–	100	24,880
Total	9,681	52,833	62,514	–	–	4,866	67,380
Other liabilities:							
Insurance contracts:							
With-profits liabilities of non-UK regulated funds	–	–	–	–	–	3,942	3,942
Unit-linked, including variable annuity	–	1,998	1,998	6,793	20,639	9,717	39,147
Other life assurance business	291	12,726	13,017	18,113	25,707	3,287	60,124
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson) note vi	–	–	–	13,794	1,965	46	15,805
Total	291	14,724	15,015	38,700	48,311	16,992	119,018
Total policyholder liabilities shown in the consolidated statement of financial position	9,972	67,557	77,529	38,700	48,311	21,858	186,398

FINANCIAL STATEMENTS D

215

Notes on the Group financial statements > D: Life assurance businesses > continued

D5: Capital position statement for life assurance businesses continued

31 December 2008	SAIF	WPSF [note i]	Total PAC with-profits fund	Other UK life assurance subsidiaries and funds [note ii]	Jackson	Asian life assurance subsidiaries	Total life assurance operations	M&G (including Prudential Capital)	Parent company and shareholders' equity of other subsidiaries and funds	Group total
	2008 £m									
Group shareholders' equity										
Held outside long-term funds:										
Net assets	–	–	–	735	1,698	2,056	4,489	147	(1,839)	2,797
Goodwill	–	–	–	–	–	111	111	1,153	77	1,341
Total	–	–	–	735	1,698	2,167	4,600	1,300	(1,762)	4,138
Held in long-term funds [note iii]	–	–	–	920	–	–	920	–	–	920
Total Group shareholders' equity	–	–	–	1,655	1,698	2,167	5,520	1,300	(1,762)	5,058
Adjustments to regulatory basis										
Unallocated surplus of with-profits funds [note v]	–	8,254	8,254	–	–	160	8,414			
Shareholders' share of realistic liabilities	–	(2,028)	(2,028)	–	–	–	(2,028)			
Deferred acquisition costs of non-participating business not recognised for regulatory reporting purposes	(3)	(10)	(13)	(128)	(3,962)	(876)	(4,979)			
Jackson surplus notes [note iv]	–	–	–	–	173	–	173			
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jackson [note viii]	–	–	–	–	4,819	–	4,819			
Adjustment from IAS 19 basis pension deficit attributable to WPSF to pension liability for regulatory purposes [note vii]	–	(147)	(147)	–	–	–	(147)			
Valuation difference on PAL between IFRS basis and regulatory basis	–	(1,350)	(1,350)	–	–	–	(1,350)			
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis) [note v]	3	643	646	(474)	30	(41)	161			
Total adjustments	–	5,362	5,362	(602)	1,060	(757)	5,063			
Total available capital resources of life assurance businesses on local regulatory bases	–	5,362	5,362	1,053	2,758	1,410	10,583			

216 Prudential plc Annual Report 2009

	2008 £m						
31 December 2008	SAIF	WPSF note i	Total PAC with-profits fund	Other UK life assurance subsidiaries and funds note ii	Jackson	Asian life assurance subsidiaries	Total life assurance operations
Policyholder liabilities							
With-profits liabilities of UK regulated with-profits funds:							
Insurance contracts	9,260	26,466	35,726	–	–	4,416	40,142
Investment contracts (with discretionary participation features)	494	22,873	23,367	–	–	79	23,446
Total	9,754	49,339	59,093	–	–	4,495	63,588
Other liabilities:							
Insurance contracts:							
With-profits liabilities of non-UK regulated funds	–	–	–	–	–	3,407	3,407
Unit-linked, including variable annuity	–	1,872	1,872	6,041	14,538	7,220	29,671
Other life assurance business	264	12,625	12,889	16,228	27,938	5,755	62,810
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson)note vi	–	–	–	11,584	2,885	32	14,501
Total	264	14,497	14,761	33,853	45,361	16,414	110,389
Total policyholder liabilities shown in the consolidated statement of financial position	10,018	63,836	73,854	33,853	45,361	20,909	173,977

Notes

i WPSF unallocated surplus includes amounts related to the Hong Kong branch. Policyholder liabilities of the Hong Kong branch are included in the amounts of Asian life assurance subsidiaries.

ii Excluding PAC shareholders' equity that is included in 'parent company and shareholders' equity of other subsidiaries and funds'.

iii The term shareholders' equity held in long-term funds refers to the excess of assets over liabilities attributable to shareholders of funds which are required by law to be maintained with segregated assets and liabilities.

iv For regulatory purposes the Jackson surplus notes are accounted for as capital.

v Other adjustments to shareholders' equity and unallocated surplus include amounts for the value of non-participating business for UK regulated with-profits funds, deferred tax, admissibility and other items measured differently on the regulatory basis. For Jackson the principal reconciling item is deferred tax related to the differences between IFRS and regulatory basis as shown in the table above and other methodology differences.

vi Insurance business accounted for as financial instruments under IAS 39.

vii In determining the IAS 19 adjustment for the purposes of this table the deficit in the Group's main pension scheme used for the calculation includes amounts for investments in Prudential insurance policies (see note I2).

viii The investment and policyholder liabilities valuation difference between IFRS and regulatory bases for Jackson is mainly due to not all investments being carried at fair value under the regulatory basis and also due to the valuation difference on annuity reserves.

FINANCIAL STATEMENTS D

217

Notes on the Group financial statements > D: Life assurance businesses > continued

D5: Capital position statement for life assurance businesses continued

b Basis of preparation, capital requirements and management

Each of the Group’s long-term business operations is capitalised to a sufficiently strong level for its individual circumstances. Details by the Group’s major operations are shown below.

i UK insurance operations

The FSA rules which govern the Prudential regulation of insurance form part of the Prudential Sourcebook for Insurers, the General Prudential Sourcebook and Interim Prudential Sourcebook for Insurers. Overall, the net requirements of the General Prudential Sourcebook are intended to align the capital adequacy requirements for insurance business more closely with those of banking and investment firms and building societies, for example, by addressing tiers of capital, rather than looking at net admissible assets. An insurer must hold capital resources equal at least to the Minimum Capital Requirement (MCR).

The Prudential Sourcebook for Insurers also contains rules on Individual Capital Assessments. Under these rules and the rules of the General Prudential Sourcebook all insurers must assess for themselves the amount of capital needed to back their business. If the FSA views the results of this assessment as insufficient, it may draw up its own Individual Capital Guidance for a firm, which can be superimposed as a requirement.

PAC WPSF and SAIF

Under FSA rules, insurers with with-profits liabilities of more than £500 million must hold capital equal to the higher of the MCR and the Enhanced Capital Requirement (ECR). The ECR is intended to provide a more risk responsive and ‘realistic’ measure of a with-profit insurer’s capital requirements, whereas the MCR is broadly speaking equivalent to the previous required minimum margin under the Interim Prudential Sourcebook and satisfies the minimum EU Standards.

Determination of the ECR involves the comparison of two separate measurements of the firm’s resources requirement, which the FSA refers to as the ‘twin peaks’ approach.

The two separate peaks are:

i The requirement comprised by the mathematical reserves plus the ‘Long-Term Insurance Capital Requirement’ (LTICR), together known as the ‘regulatory peak’; and

ii a calculation of the ‘realistic’ present value of the insurer’s expected future contractual liabilities together with projected ‘fair’ discretionary bonuses to policyholders, plus a risk capital margin, together known as the ‘realistic peak’.

Available capital of the WPSF and SAIF of £6.4 billion (2008: £5.4 billion) represents the excess of assets over liabilities on the FSA realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders’ share of future bonuses. These amounts are shown before deduction of the risk capital margin (RCM) which is estimated to be £1.4 billion at 31 December 2009 (2008: £2.1 billion).

The FSA’s basis of setting the RCM is to target a level broadly equivalent to a Standard & Poor’s credit rating of BBB and to judge this by ensuring there are sufficient assets to absorb a one in 200 year event. The RCM calculation achieves this by setting rules for the determination of margins to cover defined stress changes in asset values and yields for market risk, credit risk and termination risk for with-profits policies.

As noted in section D2(f)(ii), PAC has discretion in its management actions in the case of adverse investment conditions.

Management actions encompass, but are not confined to, investment allocation decisions, levels of reversionary bonuses, crediting rates and total claim values. To illustrate the flexibility of management actions, rates of regular bonus are determined for each type of policy primarily by targeting them at a prudent proportion of the long-term expected future investment return on the underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders’ transfers. However, the rates declared may differ by product type, or by date of payment of the premiums or date of issue of the policy, if the accumulated annual bonuses are particularly high or low relative to a prudent proportion of the achieved investment return.

When target bonus levels change, the PAC board has regard to the overall financial strength of the long-term fund when determining the length of time over which it will seek to achieve the amended product target bonus level.

In normal investment conditions, PAC expects changes to regular bonus rates to be gradual over time and changes are not expected to exceed one per cent per annum over any year. However, discretion is retained as to whether or not a regular bonus is declared each year, and there is no limit on the amount by which regular bonus rates can be changed.

As regards smoothing of maturity and death benefits, in normal circumstances PAC does not expect most pay-out values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance pay-out values between different policies. Greater flexibility may be required in certain circumstances, for example, following a significant rise or fall in market values (either sudden or over a period of years) and in such situations the PAC board may decide to vary the standard bonus smoothing limits to protect the overall interests of policyholders.

For surrender benefits, any substantial fall in the market value of the assets of the with-profits sub-fund would lead to changes in the application of MVRs for accumulating with-profits policies, firstly to increase the size of MVRs already being applied and, secondly, to extend the range of policies for which an MVR is applied.

218 Prudential plc > Annual Report 2009

Other UK life assurance subsidiaries and funds

The available capital of £1,607 million (2008: £1,053 million) reflects the excess of regulatory basis assets over liabilities of the subsidiaries and funds, before deduction of the capital resources requirement of £952 million (2008: £884 million).

The capital resources requirement for these companies broadly reflects a formula which, for active funds, equates to a percentage of regulatory reserves plus a percentage of death strains. Death strains represent the payments made to policyholders upon death in excess of amounts explicitly allocated to fund the provisions for policyholders claims and maturities.

ii Jackson

The regulatory framework for Jackson is governed by the requirements of the US NAIC approved risk-based capital standards. Under these requirements life insurance companies report on a formula-based capital standard that they calculate by applying factors to various asset, premium and reserve items. The formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk and business risk.

The available capital of Jackson shown above of £2,488 million (2008: £2,758 million) reflects US regulatory basis assets less liabilities including asset valuation reserves. The asset valuation reserve is designed to provide for future credit-related losses on debt securities and losses on equity investments. Available capital includes a reduction for the effect of the interest maintenance reserve, which is designed by state regulators to defer recognition of non-credit related realised capital gains and losses and to recognise them rateably in the future.

Jackson’s risk-based capital ratio is significantly in excess of regulatory requirements. Effective for 2008 reporting, the local regulator granted Jackson three permitted practices. One permitted practice allowed Jackson to carry interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. Jackson was also required to demonstrate the effectiveness of its interest rate swap programme pursuant to the Michigan Insurance Code. The local regulator also granted a permitted practice to allow Jackson to recognise book to tax differences that will reverse within the next three years (instead of one year as required by the NAIC) in determining the admissible tax asset (subject to a limitation of 15 per cent of capital and surplus versus the 10 per cent limitation imposed by the NAIC guidance). Finally, the local regulator granted a permitted practice to allow Jackson to use an average interest rate in calculating certain regulatory capital requirements. In 2009 the permitted practice with respect to the interest rate swaps was renewed until 1 October 2010, while the other two expired on 1 October 2009. The total effect of these permitted practices was to increase statutory surplus by £117 million and £588 million at 31 December 2009 and 2008 respectively, and reduce authorised control level required capital by £57 million at 31 December 2008.

iii Asian operations

The available capital shown above of £1,129 million (2008: £1,410 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of £438 million (2008: £407 million). These amounts have been determined applying the local regulations in each of the operations.

The businesses in Asia are subject to local capital requirements in the jurisdictions in which they operate. The Hong Kong business branch of PAC and its capital requirements are subsumed within those of the PAC long-term fund. For the other material Asian operations, the details of the basis of determining regulatory capital and regulatory capital requirements are as follows:

Singapore

In Singapore a risk-based regulatory framework applies rather than one based on a net premium approach.

For participating business, a gross premium reserve, determined using prudent best estimate assumptions and which makes allowance for future bonus, is held. The amount held is subject to a minimum of the higher of the assets attributed to participating business and a gross premium reserve calculated on specified assumptions, but without allowance for future bonus, that include prescribed provisions for adverse deviations (PADs).

For non-participating business, gross premium reserves are held. For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

FINANCIAL STATEMENTS D

Notes on the Group financial statements > D: Life assurance businesses > continued

D5: Capital position statement for life assurance businesses continued

Indonesia

Policy reserves for traditional business are determined on a modified net premium basis. The valuation interest rates are capped at nine per cent for local currency products and five per cent for foreign currency products.

For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology. Solvency capital is determined using risk-based capital approach. Insurance companies in Indonesia are expected to maintain the level of net assets above 120 per cent of solvency capital. Due to the 2008 financial crisis, the local regulator provided relief in solvency capital and the measure continues until further notice.

Japan

Mathematical reserves for traditional business are determined on a net premium basis using prescribed mortality and interest rates. Interest rates reflect the original pricing assumptions.

For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

With regard to solvency, the adjusted solvency capital assets of the Company must exceed 200 per cent of the risk related capital requirement value at risk. It is thus a risk-based capital approach.

Malaysia

A new risk-based capital framework was adopted from 1 January 2009 to replace the previous framework that used a net premium approach.

For participating business, a gross premium reserve on the guaranteed and non-guaranteed benefits determined using best estimate assumptions is held. The amount held is subject to a minimum of a gross premium reserve on the guaranteed benefits, determined using best estimate assumptions along with provisions of risk margin for adverse deviations (PRADs) discounted at the risk-free rate.

For non-participating business, gross premium reserves determined using best estimate assumptions along with provisions of risk margin for adverse deviations (PRADs) discounted at the risk-free rate are held. For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

The risk-free rate is derived from a yield curve of zero-coupon spot yields of Malaysian Government Securities.

Vietnam

Mathematical reserves are calculated using a modified net premium approach, using a stable set of assumptions agreed with the regulator.

The capital requirement is determined as four per cent of reserves plus a specified percentage of 0.1 per cent of sums at risk for policies with original term less than or equal to five years or 0.3 per cent of sums at risk for policies with original term of more than five years. An additional capital requirement of Vietnamese Dong 200 billion is also required for companies transacting unit-linked business.

Korea

Policy reserves for traditional business are determined on net premium reserve basis using pricing mortality and prescribed standard interest rates.

For linked business, the value of units is held together with the non-unit reserves calculated in accordance with regulatory standard actuarial methodology.

The capital requirement in Korea has moved to a risk-based regulatory framework in April 2009 with a two-year transition period where insurers can choose between the prior and new framework. A risk-based regulatory framework is adopted immediately by the Company. Under the new framework, insurance companies in Korea are expected to maintain a level of free surplus in excess of the capital requirements with the general target level of solvency margin being in excess of 150 per cent of the risk-based capital.

iv Group capital requirements

In addition to the requirements at individual company level, FSA requirements under the IGD apply additional prudential requirements for the Group as a whole. Discussion of the Group’s estimated IGD position at 31 December 2009, together with market risk sensitivity disclosure provided to key management, is provided in the business review section of the Group’s 2009 Annual Report and in section C.

220 Prudential plc > Annual Report 2009

c Movements in total available capital

Total available capital for the Group's life assurance operations has changed during 2009 as follows:

	2009 £m				
	WPSF note i	Other UK life assurance subsidiaries and funds note iii	Jackson note ii	Asian life assurance subsidiaries note iv	Group total
Available capital at 31 December 2008	**5,362**	**1,053**	**2,758**	**1,410**	**10,583**
Changes in assumptions	18	23	–	2	43
Changes in management policy	–	26	–	(101)	(75)
Changes in regulatory requirements	–	–	128	178	306
New business and other factors	1,052	505	(398)	(360)	799
Available capital at 31 December 2009	**6,432**	**1,607**	**2,488**	**1,129**	**11,656**

Detail on the movement for 2008 is as follows:

	2008 £m				
	WPSF note i	Other UK life assurance subsidiaries and funds note iii	Jackson note ii	Asian life assurance subsidiaries note iv	Group total
Available capital at 31 December 2007	8,720	982	2,251	874	12,827
Changes in assumptions	(149)	(624)	–	(7)	(780)
Changes in management policy	–	372	–	60	432
Changes in regulatory requirements	–	–	(57)	134	77
New business and other factors	(3,209)	323	564	349	(1,973)
Available capital at 31 December 2008	5,362	1,053	2,758	1,410	10,583

Notes

i WPSF

The increase in 2009 reflects primarily the positive investment returns earned on the opening available capital and £18 million positive effect of changes in assumptions on a regulatory basis compared to the £65 million effect of change in assumptions on the IFRS basis as shown in note D2 (i).

The decrease in 2008 reflected primarily the negative investment returns earned on the opening available capital and £149 million negative effect of changes in assumptions on a regulatory basis compares to the £83 million effect of change in assumptions on an IFRS basis as shown in note D2(i).

ii Jackson

The decrease of £270 million in 2009 reflects an underlying increase of £33 million (applying the 2009 year end exchange rate of $1.61:£1) and £303 million of exchange translation loss.

The increase of £507 million in 2008 reflected an underlying decrease of £358 million (applying the 2008 year end exchange rate of $1.44:£1) and £865 million of exchange translation gain.

The underlying increase/decrease of the available capital of Jackson in 2009 and 2008 includes the effects of capital contributions, dividends paid to the parent company, impairment losses and also the effects of hedging transactions.

iii Other UK life assurance subsidiaries and funds

The effect from the changes in assumptions of valuation interest rates on insurance liabilities is broadly matched by the corresponding effect on assets leaving no significant impact on the available capital.

iv Asian life assurance subsidiaries

The decrease of £281 million in 2009 reflects an underlying decrease of £152 million (applying the relevant 2009 year end exchange rates) and £129 million of exchange translation loss. This underlying decrease of available capital includes the effects of the change to a risk-based capital framework in Malaysia from 1 January 2009 as explained in section b above and also the sale of the Taiwan agency business in June 2009 as described in note I1.

d Transferability of available capital

For PAC and all other UK long-term insurers, long-term business assets and liabilities must, by law, be maintained in funds separate from those for the assets and liabilities attributable to non-life insurance business or to shareholders. Only the 'established surplus', the excess of assets over liabilities in the long-term fund determined through a formal valuation, may be transferred so as to be available for other purposes. Distributions from the with-profits sub-fund to shareholders reflect the shareholders' one-ninth share of the cost of declared policyholders' bonuses.

Accordingly, the excess of assets over liabilities of the PAC long-term fund is retained within that company. The retention of the capital enables it to support with-profits and other business of the fund by, for example, providing the benefits associated with smoothing and guarantees. It also provides investment flexibility for the fund's assets by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies.

FINANCIAL STATEMENTS D

221

Notes on the Group financial statements > D: Life assurance businesses > continued

D5: Capital position statement for life assurance businesses continued

For other UK long-term business subsidiaries, the amounts retained within the companies are at levels which provide an appropriate level of capital strength in excess of the regulatory minimum.

For Jackson, capital retention is maintained at a level consistent with an appropriate rating by Standard & Poor’s. Currently Jackson is rated AA. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, dividends which exceed the greater of 10 per cent of Jackson’s statutory surplus or statutory net gain from operations for the prior year require prior regulatory approval.

For Asian subsidiaries, the amounts retained within the companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum. For ring-fenced with-profits funds, the excess of assets over liabilities is retained with distribution tied to the shareholders’ share of bonuses through declaration of actuarially determined surplus. The Singapore and Malaysian businesses may, in general, remit dividends to the UK, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

Available capital of the non-insurance business units is transferable to the life assurance businesses after taking account of an appropriate level of operating capital, based on local regulatory solvency targets, over and above basis liabilities. The economic capital model described in section D1 (concentration of risks) takes into account restrictions on mobility of capital across the Group with capital transfers to and from business units triggered at a solvency level consistent with these targets. The model takes into account restrictions on the availability to the Group of the estate of the various with-profits funds throughout the Group.

e Sensitivity of liabilities and total capital to changed market conditions and capital management policies

Prudential manages its assets, liabilities and capital locally, in accordance with local regulatory requirements and reflecting the different types of liabilities Prudential has in each business. As a result of the diversity of products offered by Prudential and the different regulatory requirements in which it operates, Prudential employs differing methods of asset/liability and capital management, depending on the business concerned.

Stochastic modelling of assets and liabilities is undertaken in the UK, Jackson and Asia to assess the economic capital requirements under different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the UK, US and Asian regulators.

A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation, management actions and policyholder behaviour under a large number of alternative economic scenarios. These scenarios are projected forward over a period of time, typically 25 years or longer, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. The fund’s policy on management actions, including bonus and investment policy, continue to be set in order that they are consistent with the available capital and the targeted risk of default.

The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

For example, for businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of debt securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. This type of analysis is used in the UK for annuity business and by Jackson for its interest-sensitive and fixed indexed annuities and stable value products.

For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the future returns on its investments under different scenarios which best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimise returns to its policyholders and shareholders over time while maintaining appropriate financial strength. Prudential uses this methodology extensively in connection with its UK with-profits business.

f Intra-group arrangements in respect of SAIF

Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency.

Due to the quality and diversity of the assets in SAIF and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the PAC long-term fund or the Group’s shareholders’ funds, under their obligation to maintain the capital position of long-term funds generally, having to contribute to SAIF is remote.

The Group’s asset management operations are based in the UK, Asia and the US where they operate different models and under different brands tailored to their markets.

Asset management in the UK is undertaken through M&G which is made up of three distinct businesses, being Retail, Wholesale and Finance, and whose operations include retail asset management, institutional fixed income, pooled life and pension funds, property and private finance.

Asset management in Asia serves both the life companies in Asia by managing the life funds and funds underlying the investment linked products and third-party customers through mutual fund business. Asia offers mutual fund investment products in a number of countries within the region, allowing customers to participate in debt, equity and money market investments.

Asset management in the US is undertaken through PPM America which manages assets for the Group’s US, UK and Asian affiliates plus also provides investment services to other affiliated and unaffiliated institutional clients including CDOs, private investment funds, institutional accounts and mutual funds. In addition, broker-dealer activities are undertaken in the US where trades in securities are carried out for both third-party customers and for its own account.

Other operations covers unallocated corporate activities and includes the head office functions.

222 Prudential plc > Annual Report 2009

Notes on the Group financial statements > E: Asset management (including US broker-dealer) and other operations

E1: Income statement for asset management operations

a The profit included in the income statement in respect of asset management operations for the year is as follows:

Asset management operations

2009 £m 2008 £m

M&G US Asia Total Total

Revenue* 799 500 217 1,516 664

Charges (505) (496) (162) (1,163) (524)

Profit before tax 294 4 55 353 140

Comprising:

Operating profit based on longer-term investment returns† 238 4 55 297 345

Short-term fluctuations in investment returns‡ 70 – – 70 (195)

Shareholders’ share of actuarial gains and losses on defined benefit pension schemes (14) – – (14) (10)

Profit before tax 294 4 55 353 140

* Included within revenue for M&G of £799 million (2008: £53 million) are realised and unrealised net gains of £176 million (2008: losses of £673 million) in respect of consolidated investment funds and Prudential Capital. The investment funds are managed on behalf of third-parties and are consolidated under IFRS in recognition of the control arrangements for the funds. The investment losses in respect of the investment funds are non-recourse to M&G and the Group and are added back through charges and consequently there is no impact on the profit before tax. Excluding the anomaly in respect of the consolidated investment funds the revenue for M&G would be £697 million (2008: £494 million) and the charges, £403 million (2008: £413 million.)

† No impairments were recorded in 2009. In 2008 operating profit based on longer-term investment returns includes a £28 million charge for an impairment loss on a holding in Lehman Brothers.

‡ Short-term fluctuations for M&G are primarily in respect of unrealised value movements on Prudential Capital’s bond portfolio.

b M&G operating profit based on longer-term investment returns:

2009 £m 2008 £m

Asset management fee income 457 455

Other income 13 25

Staff costs (205) (184)

Other costs (100) (111)

Underlying profit before performance-related fees 165 185

Performance-related fees 12 43

Operating profit from asset management operations 177 228

Operating profit from Prudential Capital 61 58

Total M&G operating profit based on longer-term investment returns 238 286

The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown in the main table primarily relates to income and investment gains (losses) earned by Prudential Capital and by investment funds controlled by the asset management operations which are consolidated under IFRS.

FINANCIAL STATEMENTS E

Notes on the Group financial statements > E: Asset management (including US broker-dealer) and other operations > continued

E2: Statement of financial position for asset management operations

Assets, liabilities and shareholders' funds included in the Group consolidated statement of financial position in respect of asset management operations are as follows:

	Asset management operations				
	2009 £m				2008 £m
	M&G	US	Asia	Total	Total
Assets					
Intangible assets:					
Goodwill	1,153	16	61	1,230	1,230
Deferred acquisition costs	8	–	–	8	6
Total	1,161	16	61	1,238	1,236
Other non-investment and non-cash assets	607	161	82	850	295
Financial investments:					
Loans note i	1,413	–	–	1,413	1,763
Equity securities and portfolio holdings in unit trusts	129	–	8	137	23
Debt securities note ii	1,149	–	15	1,164	991
Other investments note v	106	2	5	113	462
Deposits	38	13	12	63	64
Total financial investments	2,835	15	40	2,890	3,303
Cash and cash equivalents note v	820	40	110	970	1,472
Total assets	5,423	232	293	5,948	6,306
Equity and liabilities					
Equity					
Shareholders' equity note iii	1,326	111	222	1,659	1,642
Minority interests	3	–	–	3	1
Total equity	1,329	111	222	1,662	1,643
Liabilities					
Intra Group debt represented by operational borrowings at Group level note iv	2,038	–	–	2,038	1,278
Net asset value attributable to external holders of consolidated unit trusts and similar funds note v	410	–	–	410	1,065
Other non-insurance liabilities	1,646	121	71	1,838	2,320
Total liabilities	4,094	121	71	4,286	4,663
Total equity and liabilities	5,423	232	293	5,948	6,306

Notes

i Loans
The M&G loans of £1,413 million (2008: £1,763 million) relate to loans and receivables managed by Prudential Capital. These assets are generally secured but have no external credit ratings. Internal ratings prepared by the Group's asset management operations as part of the risk management process, are £92 million A+ to A- (2008: £nil), £835 million BBB+ to BBB- (2008: £1,100 million), £330 million BB+ to BB- (2008: £663 million) and £156 million B+ to B- (2008: £nil).

ii Debt securities
Of the total debt securities of £1,164 million in 2009 (2008: £991 million) £1,149 relates to M&G (2008: £975 million), of which £1,072 million were rated AAA to A– by Standard and Poor's or Aaa rated by Moody's (2008: £959 million).

iii M&G includes those assets and liabilities in respect of Prudential Capital.

iv Intra Group debt represented by operational borrowings at Group level
Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise £2,031 million (2008: £1,269 million) of commercial paper and £7 million (2008: £9 million) of medium-term notes.

v Consolidated unit trusts and similar funds
The M&G statement of financial position shown above includes investment funds which are managed on behalf of third-parties. In respect of these funds, the statement of financial position includes cash and cash equivalents of £269 million, £158 million of other investments, £(17) million of other net assets and liabilities and the net asset value attributable to external unit holders of £410 million which are non-recourse to M&G and the Group.

224 Prudential plc Annual Report 2009

E3: Regulatory capital positions

Asset management operations in the UK, Hong Kong, Singapore, Malaysia, Vietnam and China are subject to regulatory requirements based on fixed operating expenses and other operating considerations. The movement in the year of the surplus regulatory capital position of these operations, combined with the movement in the IFRS basis shareholders' funds for other asset management operations, is as follows:

	Asset management operations				
	2009 £m				2008 £m
	M&G	US	Asia	Total	Total
Capital surplus position					
Beginning of year	157	113	160	**430**	272
Exchange movement	(1)	(4)	(11)	**(16)**	67
Movement in capital requirement	73	–	(6)	**67**	(3)
Gains during the year	(8)	5	41	**38**	136
Capital injection	–	–	1	**1**	–
Distributions made	–	(5)	(31)	**(36)**	(42)
End of year	221	109	154	**484**	430

The movement in the year reflects changes in regulatory requirements whilst gains are driven by profits generated during the year. Distributions consist of dividends paid up to the parent company.

The M&G figures include those for Prudential Capital.

E4: Sensitivity of profit and equity to market and other financial risk

i Currency translation

Consistent with the Group's accounting policies, the profits of the Asia and PPM America asset management operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2009, the rates for the most significant operations are given in note B4.

A 10 per cent increase in the relevant Asian exchange rates would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Asia and PPM America asset management operations, by £5 million (2008: £5 million) and £23 million (2008: £26 million) respectively.

ii Other sensitivities to other financial risks for asset management operations

The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio (as described in note E2) of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2009 by asset management operations were £1,164 million (2008: £991 million), the majority of which are held by the Prudential Capital operation. Debt securities held by M&G and Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholder's equity. Asset management operations do not hold significant investments in property or equities.

E5: Other operations

Other operations consist of unallocated corporate activities relating to Group Head Office and the Asia regional head office, with net income and expenditure for the year of negative £395 million (2008: negative £260 million) as detailed in note B1. An analysis of the assets and liabilities of other operations is shown in note B6.

FINANCIAL STATEMENTS
E

225

Notes on the Group financial statements > **F: Income statement notes**

F1: Segmental information

	Year ended 31 December 2009 £m								
	Insurance operations			Asset management			Total segment	Unallocated corporate	Group total
	UK	US	Asia	M&G	US	Asia			
Gross premiums earned	5,757	9,197	5,345	–	–	–	20,299	–	20,299
Outward reinsurance premiums	(122)	(82)	(119)	–	–	–	(323)	–	(323)
Earned premiums, net of reinsurance	5,635	9,115	5,226	–	–	–	19,976	–	19,976
Investment return [note ii]	17,366	5,070	4,357	420	68	74	27,355	(466)	26,889
Other income	176	(18)	110	379	432	143	1,222	12	1,234
Total revenue, net of reinsurance	23,177	14,167	9,693	799	500	217	48,553	(454)	48,099
Benefits and claims	(18,521)	(13,297)	(8,083)	–	–	–	(39,901)	–	(39,901)
Outward reinsurers' share of benefits and claims	214	12	39	–	–	–	265	–	265
Movement in unallocated surplus of with-profits funds	(1,893)	–	334	–	–	–	(1,559)	–	(1,559)
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(20,200)	(13,285)	(7,710)	–	–	–	(41,195)	–	(41,195)
Acquisition costs and other operating expenditure	(1,508)	(383)	(1,536)	(505)	(496)	(162)	(4,590)	18	(4,572)
Finance costs: interest on core structural borrowings of shareholder-financed operations	–	(13)	–	–	–	–	(13)	(196)	(209)
Loss on sale of Taiwan agency business	–	–	(559)	–	–	–	(559)	–	(559)
Total charges, net of reinsurance	(21,708)	(13,681)	(9,805)	(505)	(496)	(162)	(46,357)	(178)	(46,535)
Profit (loss) before tax *(being tax attributable to shareholders' and policyholders' returns)* [note i]	1,469	486	(112)	294	4	55	2,196	(632)	1,564
Tax charge attributable to policyholders' returns	(750)	–	(68)	–	–	–	(818)	–	(818)
Profit (loss) from continuing operations before tax attributable to shareholders	719	486	(180)	294	4	55	1,378	(632)	746

This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1 as follows:

	Year ended 31 December 2009 £m								
	Insurance operations			Asset management			Total segment	Unallocated corporate	Group total
	UK	US	Asia	M&G	US	Asia			
Operating profit based on longer-term investment returns	657	459	410	238	4	55	1,823	(418)	1,405
Short-term fluctuations in investment returns on shareholder-backed business	108	27	31	70	–	–	236	(200)	36
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(46)	–	–	(14)	–	–	(60)	(14)	(74)
Loss on sale and results for Taiwan agency business	–	–	(621)	–	–	–	(621)	–	(621)
Profit (loss) from continuing operations before tax attributable to shareholders	719	486	(180)	294	4	55	1,378	(632)	746

226 Prudential plc Annual Report 2009

	Year ended 31 December 2008 £m								
	Insurance operations			Asset management					
	UK	US	Asia	M&G	US	Asia	Total segment	Unallocated corporate	Group total
Gross premiums earned	7,628	6,032	5,333	–	–	–	18,993	–	18,993
Outward reinsurance premiums	(61)	(67)	(76)	–	–	–	(204)	–	(204)
Earned premiums, net of reinsurance	7,567	5,965	5,257	–	–	–	18,789	–	18,789
Investment return [note ii]	(20,134)	(5,449)	(4,229)	(301)	40	73	(30,000)	(202)	(30,202)
Other income	141	1	93	353	369	129	1,086	60	1,146
Total revenue, net of reinsurance [note iii]	(12,426)	517	1,121	52	409	202	(10,125)	(142)	(10,267)
Benefits and claims	7,048	(1,152)	(1,276)	–	–	–	4,620	–	4,620
Outward reinsurers' share of benefits and claims	146	205	38	–	–	–	389	–	389
Movement in unallocated surplus of with-profits funds	4,769	–	1,046	–	–	–	5,815	–	5,815
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	11,963	(947)	(192)	–	–	–	10,824	–	10,824
Acquisition costs and other operating expenditure	(739)	(211)	(882)	29	(402)	(150)	(2,355)	(104)	(2,459)
Finance costs: interest on core structural borrowings of shareholder-financed operations	–	(11)	–	–	–	–	(11)	(161)	(172)
Total charges, net of reinsurance [note iii]	11,224	(1,169)	(1,074)	29	(402)	(150)	8,458	(265)	8,193
(Loss) profit before tax *(being tax attributable to shareholders' and policyholders' returns)* [note i]	(1,202)	(652)	47	81	7	52	(1,667)	(407)	(2,074)
Tax credit attributable to policyholders' returns	1,579	–	45	–	–	–	1,624	–	1,624
(Loss) profit before tax attributable to shareholders	377	(652)	92	81	7	52	(43)	(407)	(450)

This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1 as follows:

	Year ended 31 December 2008 £m								
	Insurance operations			Asset management					
	UK	US	Asia	M&G	US	Asia	Total segment	Unallocated corporate	Group total
Operating profit based on longer-term investment returns	589	406	231	286	7	52	1,571	(288)	1,283
Short-term fluctuations in investment returns on shareholder-backed business	(212)	(1,058)	(138)	(195)	–	–	(1,603)	(118)	(1,721)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	(2)	(10)	–	–	(12)	(1)	(13)
Results for the sold Taiwan agency business	–	–	1	–	–	–	1	–	1
(Loss) profit before tax attributable to shareholders	377	(652)	92	81	7	52	(43)	(407)	(450)

Notes

i The measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.

ii Investment return principally comprises:
- Interest and dividends;
- Realised and unrealised gains and losses on securities and derivatives classified as fair value through profit and loss under IAS 39; and
- Realised gains and losses, including impairment losses, on securities classified as available-for-sale under IAS 39.

iii Total revenue for 2008 was negative £10,267 million whilst charges were a credit of £8,193 million. These abnormal effects arose from the basis of preparation whereby revenue includes investment appreciation, which was negative in 2008, and charges reflect the allocation, where appropriate, of investment return to policyholder benefits.

FINANCIAL STATEMENTS
F

227

Notes on the Group financial statements > F: Income statement notes > continued

F2: Revenue

	2009 £m	2008 £m
Long-term business premiums		
Insurance contract premiums	19,347	17,575
Investment contracts with discretionary participation feature premiums	789	964
Inwards reinsurance premiums	163	454
Less: reinsurance premiums ceded	(323)	(204)
Earned premiums, net of reinsurance[note iv]	19,976	18,789
Realised and unrealised gains and losses on securities at fair value through profit and loss	18,175	(34,157)
Realised and unrealised gains and losses on derivatives at fair value through profit and loss	1,164	(5,261)
Realised gains and losses on available-for-sale securities, previously recognised in other comprehensive income	(420)	(487)
Realised gains and losses on loans	(115)	210
Interest[notes i,ii]	5,575	6,739
Dividends	1,755	2,023
Other investment income	755	731
Investment income	26,889	(30,202)
Fee income from investment contract business and asset management[notes iii,iv]	1,234	1,109
Income from venture investments of the PAC with-profits funds	–	37
Other income	1,234	1,146
Total revenue	48,099	(10,267)

Notes

i The segmental analysis of interest income is as follows:

	2009 £m	2008 £m
Insurance operations:		
UK	3,848	4,802
US	1,051	1,520
Asia	522	49
Asset management operations:		
M&G	140	310
US	2	1
Asia	2	2
Total segment	5,565	6,684
Unallocated corporate	10	55
Total	5,575	6,739

ii Interest income includes £17 million (2008: £11 million) accrued in respect of impaired securities.

iii Fee income includes £1 million (2008: £7 million) relating to financial instruments that are not held at fair value through profit and loss. These fees primarily related to prepayment fees, late fees and syndication fees.

iv The following table provides additional segmental analysis of revenue from external customers:

	2009 £m				
	Asia	US	UK	Intragroup	Total
Revenue from external customers:					
Insurance operations	5,336	9,097	5,822	(11)	20,244
Asset management	213	499	513	(271)	954
Unallocated corporate	–	–	12	–	12
Intragroup revenue eliminated on consolidation	(70)	(67)	(145)	282	–
Total revenue from external customers	5,479	9,529	6,202	–	21,210

228 Prudential plc Annual Report 2009

	Asia	US	UK	Intragroup	Total
			2008 £m		
Revenue from external customers:					
Insurance operations	5,348	5,955	7,711	(10)	19,004
Asset management	202	414	497	(280)	833
Unallocated corporate	–	–	61	–	61
Intragroup revenue eliminated on consolidation	(73)	(45)	(172)	290	–
Total revenue from external customers	5,477	6,324	8,097	–	19,898

Revenue from external customers is made up of the following:

	2009 £m	2008 £m
Earned premiums, net of reinsurance	19,976	18,789
Fee income from investment contract business and asset management (included within 'Other income')	1,234	1,109
Total revenue from external customers	21,210	19,898

In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, the US and the Asian asset management businesses earn fees for investment management and related services. Intragroup fees included within asset management revenue were £271 million (2008: £280 million) earned £134 million (2008: £162 million) by M&G, £67 million (2008: £45 million) by the US asset management segment and £70 million (2008: £73 million) by the Asian asset management segment. In 2009, the remaining £11 million (2008: £10 million) of intragroup revenue was recognised by UK insurance operations. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management.

In Asia, revenue from external customers from no individual country exceeds 10 per cent of the Group total. The largest country is Hong Kong with a total revenue from external customers of £1,013 million (2008: £1,170 million).

Due to the nature of the business of the Group, there is no reliance on any major customers.

F3: Acquisition costs and other operating expenditure

	2009 £m	2008 £m
Acquisition costs notes i,ii	1,033	1,185
Staff and pension costs I2	1,172	913
Administrative and operating cost note iii	2,367	361
Total acquisition costs and other operating expenditure notes iv	4,572	2,459

Notes

i Acquisition costs in 2009 comprise amounts related to insurance contracts of £871 million (2008: £1,048 million), and investment contracts and asset management contracts of £162 million (2008: £137 million). These costs include amortisation of £290 million (2008: £520 million) and £15 million (2008: £15 million) respectively.

ii Acquisition costs also include fee expenses relating to financial liabilities held at amortised cost of £nil (2008: £nil).

iii Administrative and operating costs include the movement in amounts attributable to external unit holders of the consolidated investment funds of the Group of a charge of £615 million (2008: a credit of £963 million).

iv The total depreciation and amortisation expense is £377 million (2008: £618 million). Of this amount, £305 million (2008: £535 million) relates to amortisation of deferred acquisition costs of insurance contracts and asset management contracts, which is primarily borne by the insurance operations. The segmental analysis of total depreciation and amortisation expense is as follows:

	2009 £m	2008 £m
Insurance operations:		
UK	25	29
US	88	283
Asia	246	279
Asset management operations:		
M&G	2	6
US	2	1
Asia	4	4
Total segment	367	602
Unallocated corporate	10	16
Total	377	618

FINANCIAL STATEMENTS F

229

Notes on the Group financial statements > F: Income statement notes > continued

F3: Acquisition costs and other operating expenditure continued

v Interest expense, excluding interest on core structural borrowings of shareholder-financed operations, amounted to £89 million (2008: £278 million) and is included within total acquisition costs and other operating expenditure as part of investment management expenses. The segmental analysis of this interest expense is as follows:

	2009 £m	2008 £m
Insurance operations:		
UK	28	66
US	32	90
Asia	1	–
Asset management operations:		
M&G	–	34
US	–	–
Asia	–	–
Total segment	61	190
Unallocated corporate	28	88
Total	89	278

F4: Finance costs: Interest on core structural borrowings of shareholder-financed operations

Finance costs consist of £196 million (2008: £161 million) interest on core debt of the parent company and £13 million (2008: £11 million) on US insurance operations' surplus notes.

F5: Tax

a Total tax (charge) credit by nature of expense

An analysis of the total tax benefit (expense) of continuing operations recognised in the income statement by nature of benefit (expense) is as follows:

	2009 £m	2008 £m
Current tax (expense) benefit:		
Corporation tax	(500)	(225)
Adjustments in respect of prior years	(29)	359
Total current tax	(529)	134
Deferred tax arising from:		
Origination and reversal of temporary differences	(340)	1,629
Expense in respect of a previously unrecognised tax loss, tax credit or temporary difference from a prior period	(4)	(77)
Write down or reversal of a previous write down of a deferred tax asset	–	(3)
Total deferred tax (charge) credit	(344)	1,549
Total tax (charge) credit	(873)	1,683

The total tax (expense) benefit arises as follows:

	2009 £m	2008 £m
Current tax (expense) benefit:		
UK	(527)	280
Foreign	(2)	(146)
	(529)	134
Deferred tax (charge) credit:		
UK	(368)	1,478
Foreign	24	71
	(344)	1,549
Total	(873)	1,683

The total tax charge of £873 million for 2009 (2008: credit of £1,683 million) comprises a charge of £895 million (2008: credit of £1,758 million) for UK tax and a credit of £22 million (2008: charge of £75 million) for overseas tax. This tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of £55 million for 2009 (2008: credit of £59 million) comprises a charge of £176 million (2008: credit of £95 million) for UK tax and a credit of £121 million (2008: charge of £36 million) for overseas tax.

230 Prudential plc · Annual Report 2009

The prior year adjustments primarily relate to a change in assumptions regarding available foreign tax credits on overseas dividends and other changes that arose as a result of routine revision of tax returns.

The total deferred tax (charge) credit arises as follows:

	2009 £m	2008 £m
Unrealised gains and losses on investments	(35)	1,521
Balances relating to investment and insurance contracts	(12)	(239)
Short-term timing differences	(105)	(29)
Capital allowances	1	2
Unused tax losses	(193)	294
Deferred tax (charge) credit	(344)	1,549

In 2009, a deferred tax charge of £546 million (2008: credit of £561 million) has been taken through other comprehensive income. Other movements in deferred tax totalling a £69 million credit is mainly comprised of foreign exchange movements. When these amounts are taken with the deferred tax charge shown above the result is an increase of £0.8 billion in the Group's net deferred tax liability (2008: decrease of £2.1 billion).

b Reconciliation of effective tax rate

The total tax charge is attributable to shareholders and policyholders as summarised in the income statement.

i Summary of pre-tax profit (loss) and tax (charge) credit

The income statement includes the following items:

	2009 £m	2008 £m
Profit (loss) before tax	1,564	(2,074)
Tax (charge) credit attributable to policyholders' returns	(818)	1,624
Profit (loss) before tax attributable to shareholders	746	(450)
Tax attributable to shareholders' profits (losses):		
Tax (charge) credit	(873)	1,683
Less: tax attributable to policyholders' returns	818	(1,624)
Tax (charge) credit attributable to shareholders' returns	(55)	59
Profit (loss) from continuing operations after tax	691	(391)

ii Overview

For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders, as follows:

	2009 £m			2008 £m		
	Attributable to shareholders	Attributable to policyholders*	Total	Attributable to shareholders	Attributable to policyholders*	Total
Profit (loss) before tax	746	818	1,564	(450)	(1,624)	(2,074)
Taxation charge:						
Expected tax rate	31%	100%	67%	42%	100%	87%
Expected tax charge	(233)	(818)	(1,051)	188	1,624	1,812
Variance from expected tax charge note v(ii)	178	–	178	(129)	–	(129)
Actual tax (charge) credit	(55)	(818)	(873)	59	1,624	1,683
Average effective tax rate	7%	100%	56%	13%	100%	81%

*For the column entitled 'Attributable to policyholders', the profit before tax represents income, net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies.

Due to the requirements of the financial reporting standards IAS 1 and IAS 12, the profit (loss) before tax and tax charge reflect the aggregate of amounts that are attributable to shareholders and policyholders.

Profit (loss) before tax comprises profit attributable to shareholders and pre-tax profit attributable to policyholders of linked and with-profits funds and unallocated surplus of with-profits funds.

The total tax charge for linked and with-profits business includes tax expense on unit-linked and with-profits funds attributable to policyholders, the unallocated surplus of with-profits funds and the shareholders' profits. This feature arises from the basis of taxation applied to life and pension business, principally in the UK, but with similar bases applying in certain Asian operations, and is explained in note (iii) below.

FINANCIAL STATEMENTS

231

Notes on the Group financial statements > F: Income statement notes > continued

F5: Tax continued

Furthermore, the basis of preparation of Prudential’s financial statements incorporates the additional feature that, as permitted under IFRS 4, the residual equity of the Group’s with-profits funds, i.e. unallocated surplus, is recorded as a liability with transfers to and from that liability reflected in pre-tax profits. This gives rise to anomalous effective tax rates for profits attributable to policyholders (as described in note (iv) below).

In meeting the reconciliation requirements set out in paragraph 81(c) of IAS 12, the presentation shown in this disclosure note seeks to ensure that the explanation of the relationship between tax expense and accounting profit draw properly the distinction between the elements of the profit and tax charge that are attributable to policyholders and shareholders as explained below in notes (iv) and (v) respectively. Due to the nature of the basis of taxation of UK life and pension business (as described in note (iii) below), and the significance of the results of the business to the Group, it is inappropriate to seek to explain the effective tax rate on profit before tax by the traditional approach that would apply for other industries.

The shareholder elements are the components of the profit and tax charge that are of most direct relevance to investors, and it is this aspect that the IAS 12 reconciliation requirement is seeking to explain for companies that do not need to account for both with-profits and unit-linked funds, where tax is borne by the Company on the policyholders’ behalf and which is not contemplated by the IFRS requirement.

iii Basis of taxation for UK life and pension business

Different rules apply under UK tax law for taxing pension business and life insurance business and there are detailed rules for apportioning the investment return and profits of the fund between the types of business.

The investment return referable to pension business, and some other less significant classes of business, is exempt from taxation, but tax is charged on the profit that shareholders derive from writing such business at the corporate rate of tax. The rules for taxing life insurance business are more complex. Initially, the UK regime seeks to tax the regulatory basis investment return less management expenses (I-E) on this business as it arises. However, in determining the actual tax charge, a calculation of the shareholder profits for taxation purposes from writing life insurance business also has to be made and compared with the I-E profit.

If the shareholder profit is higher than the I-E amount, extra income is attributable to the I-E calculation until the I-E profit equals the shareholder profit. If on the other hand, the I-E profit is the greater, then an amount equal to the shareholder profit is taxed at the corporate rate of tax, with the remainder of the I-E profit being taxed at the lower policyholder rate of tax.

The purpose of this approach is to ensure that the Company is always at a minimum taxed on the profit, as defined for taxation purposes by reference to the Company’s regulatory returns (rather than IFRS basis results), that it has earned. The shareholders’ portion of the long-term business is taxed at the shareholders’ rate, with the remaining portion taxed at rates applicable to the policyholders.

It is to be noted that the calculations described are determined using data from the regulatory basis returns rather than the IFRS basis results. The differences between the regulatory and accounting bases are very significant and extremely complex rendering any explanation in general purpose financial statements to be of little if any use to users.

iv Profits attributable to policyholders and related tax

As noted above, it is necessary under IFRS requirements to include the total tax charge of the Company (both policyholder and shareholder elements) in the tax charge disclosed in the income statement.

For with-profits business, total pre-tax profits reflect the aggregate of profits attributable to policyholders and shareholders. However, amounts attributable to the equity of with-profits funds are carried in the liability for unallocated surplus. Also, as described in note (iii), UK with-profits business is taxed on a basis that affects policyholders’ unallocated surplus of with-profits funds and shareholders. For the PAC with-profits sub-fund, transfers to and from unallocated surplus are recorded in the income statement, so that after charging the total tax borne by the fund, the net balance reflects the statutory transfer from the fund for the year. The statutory transfer represents 10 per cent of the actuarially determined surplus for the year that is attributable to shareholders.

For SAIF, similar transfers are made. However, in the case of SAIF, a net nil balance is derived, reflecting the lack of shareholder interest in the financial performance of the fund (other than through asset management arrangements).

The accounting anomaly that arises under IFRS is that due to the fact that the net of tax profit attributable to with-profits policyholders is zero, the Company’s presentation of pre-tax profit attributable to policyholders reflects an amount that is the mirror image of the tax charge attributable to policyholders.

For unit-linked business, pre-tax profits also reflect the aggregate of profits attributable to policyholders and shareholders. The pre-tax profits attributable to policyholders represent fees earned that are used to pay tax borne by the Company on policyholders’ behalf. The net of tax profit attributable to policyholders for unit-linked business is thus zero.

The combined effect of these features is such that providing a reconciliation of the tax charge attributable to policyholders to an expected charge based on the standard corporate rate of tax on IFRS basis profits attributable to policyholders is not relevant.

In summary, for accounting purposes, in all cases and for all reporting periods, the apparent effective rate for profit attributable to policyholders and unallocated surplus is 100 per cent. However, it is to be noted that the 100 per cent rate does not reflect a rate paid on the profits attributable to policyholders. It instead reflects the basis of accounting for unallocated surplus coupled with the distinction made for performance reporting between sources of profit attributable to shareholders, policyholders and unallocated surplus and IFRS requirements in respect of reporting of all pre-tax profits and all tax charges irrespective of policyholder or shareholder economic interest.

232 Prudential plc > Annual Report 2009

v Reconciliation of tax charge on profit (loss) attributable to shareholders

	2009 £m				
	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Profit (loss) before tax attributable to shareholders:					
Operating profit based on longer-term investment returns[note iii]	410	459	657	(121)	1,405
Short-term fluctuations in investment returns	31	27	108	(130)	36
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	(46)	(28)	(74)
Loss on sale and results for Taiwan agency business	(621)	–	–	–	(621)
Total	(180)	486	719	(279)	746
Expected tax rates:[note i]					
Operating profit based on longer-term investment returns[note iii]	24%	35%	28%	28%	29%
Short-term fluctuations in investment returns	25%	35%	28%	36%	–
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	28%	28%	28%
Loss on sale and results for Taiwan agency business	25%	–	–	–	25%
Expected tax (charge) credit based on expected tax rates:					
Operating profit based on longer-term investment returns[note iii]	(98)	(161)	(184)	34	(409)
Short-term fluctuations in investment returns	(8)	(9)	(30)	47	–
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	13	8	21
Loss on sale and results for Taiwan agency business	155	–	–	–	155
Total	49	(170)	(201)	89	(233)
Variance from expected tax charge:[note ii]					
Operating profit based on longer-term investment returns[note iii]	35	77	(29)	8	91
Short-term fluctuations in investment returns	15	195	–	14	224
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	–	–	–
Loss on sale and results for Taiwan agency business	(137)	–	–	–	(137)
Total	(87)	272	(29)	22	178
Actual tax (charge) credit:					
Operating profit based on longer-term investment returns[note iii]	(63)	(84)	(213)	42	(318)
Short-term fluctuations in investment returns	7	186	(30)	61	224
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	13	8	21
Loss on sale and results for Taiwan agency business	18	–	–	–	18
Total	(38)	102	(230)	111	(55)
Actual tax rate: Operating profit based on longer-term investment returns	15%	18%	32%	35%	23%
Total	(21)%	(21)%	32%	40%	7%

Notes

i Expected tax rates for profit (loss) attributable to shareholders:
- The expected tax rates shown in the table above reflect the corporate tax rates generally applied to taxable profits of the relevant country jurisdictions.
- For Asian operations the expected tax rates reflect the corporate tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result.
- The expected tax rate for Other operations reflects the mix of business between UK and overseas operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

ii For 2009, the principal variances arise from differences between the standard corporation tax rate and actual rates due to a number of factors, including:
a For Asian long-term operations, profits in certain countries which are not taxable partly offset by the inability to fully recognise deferred tax assets on losses being carried forward;
b For Jackson, the ability to fully recognise deferred tax assets on losses brought forward which we were previously unable to recognise together with income subject to a lower level of taxation and the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business;
c For UK insurance operations, adjustments in respect of the prior year tax charge and different tax bases of UK life business;
d For Other operations, the ability to now recognise a deferred tax asset on various tax losses which we were previously unable to recognise offset by adjustments in respect of the prior year tax charge; and
e The actual tax rate in relation to Asia excluding the result for the sold Taiwan agency business would have been 13 per cent for the period.

iii Operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses.

FINANCIAL STATEMENTS
F

233

Notes on the Group financial statements > F: Income statement notes > continued

F5: Tax continued

	2008 £m				
	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Profit (loss) before tax attributable to shareholders:					
Operating profit based on longer-term investment returns[note iii]	231	406	589	57	1,283
Short-term fluctuations in investment returns	(138)	(1,058)	(212)	(313)	(1,721)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(2)	–	–	(11)	(13)
Results for sold Taiwan agency business	1	–	–	–	1
Total	92	(652)	377	(267)	(450)
Expected tax rates:[note i]					
Operating profit based on longer-term investment returns[note iii]	23%	35%	28%	17%	29%
Short-term fluctuations in investment returns	28%	35%	28%	28%	32%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	25%	–	–	28%	27%
Results for sold Taiwan agency business	25%	–	–	–	25%
Expected tax credit (charge) based on expected tax rates:					
Operating profit based on longer-term investment returns[note iii]	(54)	(142)	(165)	(10)	(371)
Short-term fluctuations in investment returns	38	370	59	88	555
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	1	–	–	3	4
Results for sold Taiwan agency business	–	–	–	–	–
Total	(15)	228	(106)	81	188
Variance from expected tax charge:[note ii]					
Operating profit based on longer-term investment returns[note iii]	(51)	17	57	56	79
Short-term fluctuations in investment returns	(3)	(173)	(8)	(19)	(203)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	–	(1)	(1)
Results for sold Taiwan agency business	(4)	–	–	–	(4)
Total	(58)	(156)	49	36	(129)
Actual tax credit (charge):					
Operating profit based on longer-term investment returns[note iii]	(105)	(125)	(108)	46	(292)
Short-term fluctuations in investment returns	35	197	51	69	352
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	1	–	–	2	3
Results for sold Taiwan agency business	(4)	–	–	–	(4)
Total	(73)	72	(57)	117	59
Actual tax rate: Operating profit based on longer-term investment returns	45%	31%	18%	(81%)	23%
Total	79%	11%	15%	44%	13%

Notes

i Expected tax rates for profit attributable to shareholders:
The tax rate of 23 per cent reflects the mix of business between UK and overseas operations, which are taxed at a variety of rates. The rate will fluctuate from year to year dependent on the mix of profits between jurisdictions.

ii For 2008, the principal variances arise from differences between the standard corporation tax rate and actual rates due to a number of factors, including:
a For Asian long-term operations, tax losses in several jurisdictions which are not expected to be available for relief against future profits, and losses on investments in jurisdictions which do not provide corresponding tax relief;
b For Jackson, the inability to fully recognise deferred tax assets on losses being carried forward which has partially been offset by the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business;
c For UK insurance operations, prior year adjustments arising from the routine revisions of tax returns, the settlement of outstanding issues with HMRC at an amount below that previously provided and the different tax bases of UK life business; and
d For Other operations, the settlement of issues with HMRC at amounts below those previously provided and a reduction in amounts previously provided on outstanding issues with HMRC which has been partially offset by the inability to recognise a deferred tax asset on various tax losses.

iii Operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses.

234 Prudential plc Annual Report 2009

F6: Allocation of investment return between policyholders and shareholders

Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, or to policyholders or the unallocated surplus of with-profits funds, the latter two of which have no net impact on shareholders' profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	2009 £m	2008 £m
Asian operations		
Policyholders returns		
Assets backing unit-linked liabilities	2,539	(2,552)
With-profits business	1,519	(1,611)
	4,058	(4,163)
Shareholder returns	373	7
Total	4,431	(4,156)
US operations		
Policyholders returns		
Assets held to back (separate account) unit-linked liabilities	3,760	(5,925)
Shareholder returns		
Realised gains and losses (including impairment losses on available-for-sale bonds)	(529)	(651)
Value movements on derivative hedging programme for general account business	340	(311)
Interest/dividend income and value movements on other financial instruments for which fair value movements are booked in the income statement	1,567	1,478
	1,378	516
Total	5,138	(5,409)
UK operations		
Policyholder returns		
Scottish Amicable Insurance Fund (SAIF)	1,438	(2,095)
Assets held to back unit-linked liabilities	2,947	(2,971)
With-profits fund (excluding SAIF)	10,461	(14,595)
	14,846	(19,661)
Shareholder returns		
Prudential Retirement Income Limited (PRIL)	1,827	(684)
Other business	1,113	(90)
	2,940	(774)
Total	17,786	(20,435)
Unallocated corporate		
Shareholder returns	(466)	(202)
Group Total		
Policyholder returns	22,664	(29,749)
Shareholder returns	4,225	(453)
Total	26,889	(30,202)

The returns as shown in the table above, are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

- Unit-linked business in the UK, Asia and SAIF in the UK, for which the investment return is wholly attributable to policyholders;
- Separate account business of US operations, the investment return of which is also wholly attributable to policyholders; and
- With-profits business (excluding SAIF) in the UK and Asia (in which the shareholders' economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK 10 per cent)). Except for this surplus the investment return of the with-profit funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

FINANCIAL STATEMENTS
F

235

Notes on the Group financial statements > F: Income statement notes > continued

F6: Allocation of investment return between policyholders and shareholders continued

The investment return related to the types of business above does not impact shareholders' profits directly. However there is an indirect impact, for example, investment-related fees or the effect of investment return on the shareholders' share of the cost of bonuses of with-profits funds.

Investment returns for unit-linked and similar products have reciprocal impact on benefits and claims, with a decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholder returns

For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asian operations, the investment return is not directly attributable to policyholders and therefore does impact shareholders' profit directly. However, it should be noted that for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under 'grandfathered' UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders' profits of the investment return of the assets backing liabilities of the UK shareholder-backed annuity business is after taking into account the consequential effect on the movement in policyholder liabilities.

Changes in shareholder investment returns for US operations reflect primarily movements in the investment income, movements in the value of the derivative instruments held to manage the general account assets and liability portfolio, and realised gains and losses. However, separately reflecting Jackson's types of business an allocation is made to policyholders through the application of crediting rates. The shareholder investment return for US operations also includes the fair value movement of the derivatives and the movement on the related liabilities of the variable annuity guarantees under Jackson's dynamic hedging programme.

The majority of the investments held to back the US non-participating business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses). However, movements in unrealised appreciation or depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

F7: Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance

Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analysed as follows:

	2009 £m			
	Asia	US	UK	Total
Claims incurred	(1,814)	(4,092)	(9,875)	(15,781)
Increase in policyholder liabilities	(6,230)	(9,193)	(8,432)	(23,855)
Movement in unallocated surplus of with-profits funds	334	–	(1,893)	(1,559)
	(7,710)	(13,285)	(20,200)	(41,195)

	2008 £m			
	Asia	US	UK	Total
Claims incurred	(1,552)	(3,666)	(10,992)	(16,210)
Decrease in policyholder liabilities	314	2,719	18,186	21,219
Movement in unallocated surplus of with-profits funds	1,046	–	4,769	5,815
	(192)	(947)	11,963	10,824

236 Prudential plc Annual Report 2009

Notes on the Group financial statements > **G: Financial assets and liabilities**

G1: Financial instruments – designation and fair values

The Group designates all financial assets as either fair value through profit and loss, available-for-sale, or as loans and receivables. Financial liabilities are designated as either fair value through profit and loss, amortised cost, or as investment contracts with discretionary participating features accounted for under IFRS 4 as described in note A4.

	2009 £m				
	Fair value through profit and loss	Available-for-sale	Loans and receivables	Total carrying value	Fair value
Financial assets					
Cash and cash equivalents	–	–	5,307	5,307	5,307
Deposits	–	–	12,820	12,820	12,820
Equity securities and portfolio holdings in unit trusts	69,354	–	–	69,354	69,354
Debt securities[note i]	79,083	22,668	–	101,751	101,751
Loans[note ii]	–	–	8,754	8,754	8,686
Other investments[note iii]	5,132	–	–	5,132	5,132
Accrued investment income	–	–	2,473	2,473	2,473
Other debtors	–	–	762	762	762
	153,569	22,668	30,116	206,353	

	2009 £m				
	Fair value through profit and loss	Amortised cost	IFRS 4 basis value	Total carrying value	Fair value
Financial liabilities					
Core structural borrowings of shareholder-financed operations[notes i,H13]	–	3,394	–	3,394	3,424
Operational borrowings attributable to shareholder-financed operations[H13]	–	2,751	–	2,751	2,751
Borrowings attributable to with-profits funds[H13]	105	1,179	–	1,284	1,281
Obligations under funding, securities lending and sale and repurchase agreements	–	3,482	–	3,482	3,540
Net asset value attributable to unit holders of consolidated unit trust and similar funds	3,809	–	–	3,809	3,809
Investment contracts with discretionary participation features[note iv]	–	–	24,880	24,880	–
Investment contracts without discretionary participation features	13,840	1,965	–	15,805	15,866
Other creditors	–	1,612	–	1,612	1,612
Derivative liabilities	1,501	–	–	1,501	1,501
Other liabilities	–	877	–	877	877
	19,255	15,260	24,880	59,395	

FINANCIAL STATEMENTS G

237

Notes on the Group financial statements > G: Financial assets and liabilities > continued

G1: Financial instruments – designation and fair values continued

	2008 £m				
	Fair value through profit and loss	Available-for-sale	Loans and receivables	Total carrying value	Fair value
Financial assets					
Cash and cash equivalents	–	–	5,955	5,955	5,955
Deposits	–	–	7,294	7,294	7,294
Equity securities and portfolio holdings in unit trusts	62,122	–	–	62,122	62,122
Debt securities[note i]	71,225	23,999	–	95,224	95,224
Loans[note ii]	–	–	10,491	10,491	10,043
Other investments[note iii]	6,301	–	–	6,301	6,301
Accrued investment income	–	–	2,513	2,513	2,513
Other debtors	–	–	1,232	1,232	1,232
	139,648	23,999	27,485	191,132	

	2008 £m				
	Fair value through profit and loss	Amortised cost	IFRS 4 basis value	Total carrying value	Fair value
Financial liabilities					
Core structural borrowings of shareholder-financed operations[notes I,H13]	–	2,958	–	2,958	2,137
Operational borrowings attributable to shareholder-financed operations[H13]	–	1,977	–	1,977	1,977
Borrowings attributable to with-profits funds[H13]	158	1,150	–	1,308	1,320
Obligations under funding, securities lending and sale and repurchase agreements	–	5,572	–	5,572	5,676
Net asset value attributable to unit holders of consolidated unit trust and similar funds	3,843	–	–	3,843	3,843
Investment contracts with discretionary participation features[note iv]	–	–	23,446	23,446	–
Investment contracts without discretionary participation features	11,616	2,885	–	14,501	14,568
Other creditors	–	1,496	–	1,496	1,496
Derivative liabilities	4,832	–	–	4,832	4,832
Other liabilities	–	890	–	890	890
	20,449	16,928	23,446	60,823	

Notes

i As at 31 December 2009, £659 million (2008: £620 million) of convertible bonds were included in debt securities and £347 million (2008: £363 million) were included in borrowings.

ii Loans and receivables are reported net of allowance for loan losses of £44 million (2008: £27 million).

iii See note G3 for details of the derivative assets included. The balance also contains the PAC with-profits fund's participation in various investment funds and limited liability property partnerships.

iv It is impractical to determine the fair value of investment contracts with discretionary participation features due to the lack of a reliable basis to measure such features.

v For financial liabilities designated as fair value through profit and loss there was no impact on profit from movements in credit risk during 2009 and 2008.

238 Prudential plc · Annual Report 2009

Determination of fair value

The fair values of the financial assets and liabilities as shown in the table above have been determined on the following bases.

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques. Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. The valuation techniques used include comparison to recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources, when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realised in immediate settlement of the financial instrument.

At 31 December 2008 illiquid market conditions resulted in inactive markets for certain of the Group’s financial instruments namely certain asset-backed securities held by Jackson. As a result, there was generally limited observable market information for these instruments. Fair value estimates for financial instruments deemed to be in an illiquid market are based on judgements regarding current economic conditions, liquidity discounts, currency, credit and interest rate risks, loss experience and other factors. These fair values are estimates and involve considerable uncertainty and variability as a result of the inputs selected and may differ significantly from the values that would have been used had the ready market existed, and the differences could be material. At 31 December 2008 Jackson utilised internal valuation models as best estimate of fair values of all non-agency Residential Mortgage-Backed Securities (RMBS) and Asset-Backed Securities (ABS) and certain Commercial Mortgage-Backed Securities (CMBS). The use of internal models for these securities (which are accounted for on an available-for-sale basis) resulted in a fair value that was higher than those provided from pricing services and brokers of £760 million on a total amortised cost of £3.5 billion. During 2009, improvements were observed in the level of liquidity for these sectors of structured securities with the result that Jackson was able to rely on external prices for these securities as the most appropriate measure of fair value. At 31 December 2009, nearly all of the non-agency RMBS, ABS and certain CMBS which at 31 December 2008 were valued using internal models due to the dislocated market conditions in 2008 were valued using external prices. The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third-parties or valued internally using standard market practices. In accordance with the Group’s risk management framework, all internally generated valuations are subject to assessment against external counterparties’ valuations.

The fair value of borrowings is based on quoted market prices, where available.

Section A4 provides details of the determination of fair value for investment contracts without fixed and guaranteed terms (notably UK unit-linked policies). For investment contracts in the US with fixed and guaranteed terms the fair value is determined based on the present value of future cash flows discounted at current interest rates.

The fair value of other financial liabilities is determined using discounted cash flows of the amounts expected to be paid.

Level 1, 2 and 3 fair value measurement hierarchy of Group financial instruments

In March 2009 IFRS 7 ‘Financial Instruments: Disclosures’ was amended by the IASB to require certain additional disclosures to be included in IFRS financial statements. This includes, as is presented below, a table of financial instruments carried at fair value analysed by level of the IFRS 7 defined fair value hierarchy. This hierarchy is based on the inputs of the fair value measurement and reflects the lowest level input that is significant to that measurement. IFRS 7 does not require comparatives to be provided in the year of adoption but we have chosen to provide the table at both 31 December 2009 and 31 December 2008.

FINANCIAL STATEMENTS G

Notes on the Group financial statements > G: Financial assets and liabilities > continued

G1: Financial instruments – designation and fair values continued

The classification criteria and its application to Prudential can be summarised as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 1 principally includes exchange listed equities, mutual funds with quoted prices, exchange traded derivatives such as futures and options, and national government bonds unless there is evidence that trading in a given instrument is so infrequent that the market could not possibly be considered active. It also includes other financial instruments (including net assets attributable to unit holders of consolidated unit trusts and similar funds) where there is clear evidence that the year end valuation is based on a traded price in an active market.

Level 2: Inputs other than quoted prices included within level 1 that are observable either directly (i.e. as prices) or indirectly

(i.e. derived from prices)

Level 2 principally includes corporate bonds and other non-national government debt securities which are valued using observable inputs, together with over-the-counter derivatives such as forward exchange contracts and non-quoted investment fund valued with observable inputs. It also includes net assets attributable to unitholders of consolidated unit trusts and similar funds and investment contract liabilities that are valued using observable inputs.

The nature of Prudential’s operations in the US and the UK mean that a significant proportion of the assets backing non-linked shareholder backed business are held in corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing providers in the US and third party broker quotes in the UK and Asia either directly or via third parties such as IDC or Bloomberg. Such assets have generally been classified as level 2 as the nature of broker quotations means that it does not strictly meet the definition of a level 1 asset. However these valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

In addition level 2 includes debt securities that are valued internally using standard market practices. Of the total level 2 debt securities of £83,301 million at 31 December 2009, £6,426 million are valued internally. The majority of such securities use matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities. Under matrix pricing, the debt securities are priced taking the credit spreads of comparable quoted public debt securities and applying these to the equivalent debt instruments factoring a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

Level 3: Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Level 3 principally includes investments in private equity funds, investments in property funds which are exposed to bespoke properties or risks, investments which are internally valued or subject to a significant number of unobservable assumptions and certain derivatives which are bespoke or long dated. It also includes debt securities which are rarely traded or traded only in privately negotiated transactions and hence where it is difficult to assert that these have been based on observable market data. The inherent nature of the vast majority of these assets means that, in normal market conditions, there is unlikely to be significant change in the specific underlying assets classified as level 3.

At 31 December 2009 the Group held £5,190 million, three per cent of the fair valued financial instruments, within level 3. Of this amount £3,510 million was held by the Group’s participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments. Total level 3 assets represented 3.7 per cent of the total assets of the participating funds at 31 December 2009. Total level 3 liabilities were £348 million out of total participating fund liabilities of £104,817 million at 31 December 2009.

Of the £1,684 million level 3 items, net of derivative liabilities which support non-linked shareholder-backed business (3.6 per cent of the total assets net of derivative liabilities backing this business), £1,653 million are externally valued and £31 million are internally valued. Internal valuations, which represent only 0.04 per cent of the total assets net of derivative liabilities supporting non-linked shareholder-backed business, are inherently more subjective than external valuations.

If the value of all level 3 investments backing non-linked shareholder-backed business was varied by 10 per cent, the change in valuation would be £3 million, which would reduce shareholders’ equity by this amount before tax. Of this amount a £5 million increase would pass through the income statement substantially as part of short-term fluctuations outside of operating profit offset by a £8 million decrease included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

240 Prudential plc > Annual Report 2009

	31 December 2009 £m			
	Level 1	Level 2	Level 3	Total
With-profits				
Equity securities and portfolio holdings in unit trusts	28,688	799	475	29,962
Debt securities	7,063	39,051	1,213	47,327
Other investments (including derivative assets)	79	1,199	2,170	3,448
Derivative liabilities	(54)	(504)	(25)	(583)
Total financial investments, net of derivative liabilities	35,776	40,545	3,833	80,154
Borrowing attributable to the with-profits fund held at fair value	–	(105)	–	(105)
Investment contract without discretionary participation features held at fair value	–	–	–	–
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,354)	(305)	(323)	(1,982)
Total	34,422	40,135	3,510	78,067
Percentage of total	44%	51%	5%	100%
Unit-linked and variable annuity				
Equity securities and portfolio holdings in unit trusts	38,616	4	–	38,620
Debt securities	3,283	5,525	40	8,848
Other investments (including derivative assets)	30	80	–	110
Derivative liabilities	–	–	–	–
Total financial investments, net of derivative liabilities	41,929	5,609	40	47,578
Investment contract without discretionary participation features held at fair value	–	(12,242)	–	(12,242)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,324)	(7)	(2)	(1,333)
Total	40,605	(6,640)	38	34,003
Percentage of total	119%	(19)%	0%	100%
Non-linked shareholder-backed				
Equity securities and portfolio holdings in unit trusts	557	36	179	772
Debt securities	5,783	38,725	1,068	45,576
Other investments (including derivative assets)	155	787	632	1,574
Derivative liabilities	(20)	(703)	(195)	(918)
Total financial investments, net of derivative liabilities	6,475	38,845	1,684	47,004
Investment contract without discretionary participation features held at fair value	–	(1,598)	–	(1,598)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(110)	(342)	(42)	(494)
Total	6,365	36,905	1,642	44,912
Percentage of total	14%	82%	4%	100%
Group total				
Equity securities and portfolio holdings in unit trusts	67,861	839	654	69,354
Debt securities	16,129	83,301	2,321	101,751
Other investments (including derivative assets)	264	2,066	2,802	5,132
Derivative liabilities	(74)	(1,207)	(220)	(1,501)
Total financial investments, net of derivative liabilities	84,180	84,999	5,557	174,736
Borrowing attributable to the with-profits fund held at fair value	–	(105)	–	(105)
Investment contract without discretionary participation features held at fair value	–	(13,840)	–	(13,840)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,788)	(654)	(367)	(3,809)
Total	81,392	70,400	5,190	156,982
Percentage of total	52%	45%	3%	100%

FINANCIAL STATEMENTS G

241

Notes on the Group financial statements > G: Financial assets and liabilities > continued

G1: Financial instruments – designation and fair values continued

	31 December 2008 £m			
	Level 1	Level 2	Level 3	Total
With-profits				
Equity securities and portfolio holdings in unit trusts	30,427	885	509	31,821
Debt securities	6,765	34,858	1,342	42,965
Other investments (including derivative assets)	77	1,569	2,122	3,768
Derivative liabilities	(166)	(2,861)	–	(3,027)
Total financial investments, net of derivative liabilities	37,103	34,451	3,973	75,527
Borrowing attributable to with-profits fund held at fair value	–	(158)	–	(158)
Investment contracts without discretionary participation features held at fair value	–	–	–	–
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,010)	(384)	(381)	(1,775)
Total	36,093	33,909	3,592	73,594
Percentage of total	49%	46%	5%	100%
Unit-linked and variable annuity				
Equity securities and portfolio holdings in unit trusts	29,097	114	–	29,211
Debt securities	2,650	3,615	33	6,298
Other investments (including derivative assets)	117	87	–	204
Derivative liabilities	–	–	–	–
Total financial investments, net of derivative liabilities	31,864	3,816	33	35,713
Borrowing attributable to with-profits fund held at fair value	–	–	–	–
Investment contracts without discretionary participation features held at fair value	–	(10,309)	–	(10,309)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(877)	–	–	(877)
Total	30,987	(6,493)	33	24,527
Percentage of total	126%	(26)%	0%	100%
Non-linked shareholder-backed				
Equity securities and portfolio holdings in unit trusts	745	27	318	1,090
Debt securities	6,514	35,451	3,996	45,961
Other investments (including derivative assets)	427	1,210	692	2,329
Derivative liabilities	(38)	(1,521)	(246)	(1,805)
Total financial investments, net of derivative liabilities	7,648	35,167	4,760	47,575
Borrowing attributable to with-profits fund held at fair value	–	–	–	–
Investment contracts without discretionary participation features held at fair value	–	(1,307)	–	(1,307)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(311)	(815)	(65)	(1,191)
Total	7,337	33,045	4,695	45,077
Percentage of total	16%	73%	11%	100%
Group total				
Equity securities and portfolio holdings in unit trusts	60,269	1,026	827	62,122
Debt securities	15,929	73,924	5,371	95,224
Other investments (including derivative assets)	621	2,866	2,814	6,301
Derivative liabilities	(204)	(4,382)	(246)	(4,832)
Total financial investments, net of derivative liabilities	76,615	73,434	8,766	158,815
Borrowing attributable to with-profits fund held at fair value	–	(158)	–	(158)
Investment contract without discretionary participation held at fair value	–	(11,616)	–	(11,616)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,198)	(1,199)	(446)	(3,843)
Total	74,417	60,461	8,320	143,198
Percentage of total	52%	42%	6%	100%

242 Prudential plc · Annual Report 2009

Reconciliation of movements in level 3 financial instruments measured at fair value

The following table reconciles the value of level 3 financial instruments at 1 January 2009 to that presented at 31 December 2009. Total gains and losses recorded in the income statement in the year represents realised gains and losses, including interest and dividend income unrealised gains and losses on financial instruments classified at fair value through profit and loss and foreign exchange movements on an individual entity’s overseas investments. All these amounts are included within ‘investment return’ within the income statement.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group’s overseas subsidiaries and branches.

As highlighted earlier in this note, at 31 December 2008 Jackson had utilised internal valuations for certain structured securities given the illiquidity of the market at that time. These assets have therefore been classified as level 3 given the unobservable nature of the assumptions within the internal valuation models used. During the first half of 2009 improvements were observed in the level of liquidity for these structured securities such that external prices based on observable inputs from pricing services or brokers were used to value nearly all of the structured securities at 31 December 2009. There is therefore a transfer of £2,072 million from level 3 to level 2 during 2009 in respect of these securities. The remaining transfers in or out of level 3 represent sundry individual asset reclassifications, none of which are materially significant as highlighted in the table opposite.

FINANCIAL STATEMENTS G

Notes on the Group financial statements > G: Financial assets and liabilities > continued

G1: Financial instruments – designation and fair values continued

	At 1 Jan 2009 £m	Total gains/ losses in income statement £m	Total gains/ losses recorded in other compre-hensive income £m	Purchases £m	Sales £m	Settled £m	Transfers into level 3 £m	Transfers out of level 3 £m	At 31 Dec 2009 £m
With-profits									
Equity securities and portfolio holdings in unit trusts	509	(3)	(1)	26	(56)	–	–	–	**475**
Debt securities	1,342	(14)	(11)	50	(225)	(17)	142	(54)	**1,213**
Other investments (including derivative assets)	2,122	(211)	(89)	403	(55)	–	–	–	**2,170**
Derivative liabilities	–	(2)	–	–	(23)	–	–	–	**(25)**
Total financial investments, net of derivative liabilities	3,973	(230)	(101)	479	(359)	(17)	142	(54)	**3,833**
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(381)	9	–	49	–	–	–	–	**(323)**
Total	3,592	(221)	(101)	528	(359)	(17)	142	(54)	**3,510**
Unit-linked and variable annuity									
Equity securities and portfolio holdings in unit trusts	–	–	–	–	–	–	–	–	**–**
Debt securities	33	2	1	16	–	(8)	–	(4)	**40**
Other investments (including derivative assets)	–	–	–	–	–	–	–	–	**–**
Derivative liabilities	–	–	–	–	–	–	–	–	**–**
Total financial investments, net of derivative liabilities	33	2	1	16	–	(8)	–	(4)	**40**
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	–	–	–	(1)	–	–	(1)	–	**(2)**
Total	33	2	1	15	–	(8)	(1)	(4)	**38**
Non-linked shareholder-backed									
Equity securities and portfolio holdings in unit trusts	318	(47)	(34)	21	(55)	–	–	(24)	**179**
Debt securities	3,996	(15)	(565)	104	(473)	(2)	200	(2,177)	**1,068**
Other investments (including derivative assets)	692	130	(76)	153	(308)	–	43	(2)	**632**
Derivative liabilities	(246)	93	–	(64)	23	–	(1)	–	**(195)**
Total financial investments, net of derivative liabilities	4,760	161	(675)	214	(813)	(2)	242	(2,203)	**1,684**
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(65)	17	6	–	–	–	–	–	**(42)**
Total	4,695	178	(669)	214	(813)	(2)	242	(2,203)	**1,642**
Group total									
Equity securities and portfolio holdings in unit trusts	827	(50)	(35)	47	(111)	–	–	(24)	**654**
Debt securities	5,371	(27)	(575)	170	(698)	(27)	342	(2,235)	**2,321**
Other investments (including derivative assets)	2,814	(81)	(165)	556	(363)	–	43	(2)	**2,802**
Derivative liabilities	(246)	91	–	(64)	–	–	(1)	–	**(220)**
Total financial investments, net of derivative liabilities	8,766	(67)	(775)	709	(1,172)	(27)	384	(2,261)	**5,557**
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(446)	26	6	48	–	–	(1)	–	**(367)**
Total	8,320	(41)	(769)	757	(1,172)	(27)	383	(2,261)	**5,190**

244 Prudential plc Annual Report 2009

Of the total gains and losses in the income statement the loss of £(41) million in the year comprises, £(205) million relates to financial instruments still held at the end of the year, which can be analysed as £(41) million for equity securities, £(44) million for debt securities, £(221) million for other investments, £76 million for derivative liabilities and £25 million for net asset value attributable to unit holders of consolidated unit trusts and similar funds.

Transfers between level 1 and level 2

There have been no significant transfers between level 1 and level 2 during the year.

Interest income and expense

The interest income on financial assets not at fair value through profit and loss for the year ended 31 December 2009 from continuing operations was £1,998 million (2008: £2,532 million).

The interest expense on financial liabilities not at fair value through profit and loss for the year ended 31 December 2009 from continuing operations was £366 million (2008: £645 million).

G2: Market risk

Interest rate risk

The following table shows an analysis of the classes of financial assets and liabilities and their direct exposure to interest rate risk. Each applicable class of the Group's financial assets or liabilities is analysed between those exposed to fair value interest rate risk, cash flow interest rate risk and those with no direct interest rate risk exposure:

	2009 £m			
	Fair value interest rate risk	Cash flow interest rate risk	Not directly exposed to interest rate risk	Total
Financial assets				
Cash and cash equivalents	–	–	5,307	5,307
Deposits	896	11,884	40	12,820
Debt securities	95,817	5,550	384	101,751
Loans	5,923	2,816	15	8,754
Other investments (including derivatives)	1,381	368	3,383	5,132
	104,017	20,618	9,129	133,764
Financial liabilities				
Core structural borrowings of shareholder-financed operations	3,394	–	–	3,394
Operational borrowings attributable to shareholder-financed operations	2,128	620	3	2,751
Borrowings attributable to with-profits funds	804	312	168	1,284
Obligations under funding, securities lending and sale and repurchase agreements	611	2,871	–	3,482
Investment contracts without discretionary participation features	1,098	867	13,840	15,805
Derivative liabilities	647	286	568	1,501
Other liabilities	79	92	706	877
	8,761	5,048	15,285	29,094

FINANCIAL STATEMENTS G

245

Notes on the Group financial statements > G: Financial assets and liabilities > continued

G2: Market risk continued

	2008 £m			
	Fair value interest rate risk	Cash flow interest rate risk	Not directly exposed to interest rate risk	Total
Financial assets				
Cash and cash equivalents	–	–	5,955	5,955
Deposits	1,126	6,084	84	7,294
Debt securities	89,353	5,532	339	95,224
Loans	6,979	3,485	27	10,491
Other investments (including derivatives)	1,539	686	4,076	6,301
	98,997	15,787	10,481	125,265
Financial liabilities				
Core structural borrowings of shareholder-financed operations	2,958	–	–	2,958
Operational borrowings attributable to shareholder-financed operations	1,520	454	3	1,977
Borrowings attributable to with-profits funds	729	482	97	1,308
Obligations under funding, securities lending and sale and repurchase agreements	889	4,683	–	5,572
Investment contracts without discretionary participation features	2,885	–	11,616	14,501
Derivative liabilities	1,185	785	2,862	4,832
Other liabilities	218	105	567	890
	10,384	6,509	15,145	32,038

Liquidity analysis

i) Contractual maturities of financial liabilities

The following table sets out the contractual maturities for applicable classes of financial liabilities, excluding derivative liabilities and investment contracts and that are separately presented. The financial liabilities are included in the column relating to the contractual maturities at the undiscounted cash flows (including contractual interest payments) due to be paid assuming conditions are consistent with those of year end.

	2009 £m								
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
Financial liabilities									
Core structural borrowings of shareholder-financed operations[H13]	3,394	148	588	733	1,394	877	1,343	1,422	6,505
Operational borrowings attributable to shareholder-financed operations[H13]	2,751	2,351	435	9	9	9	31	–	2,844
Borrowings attributable to with-profits funds[H13]	1,284	228	882	102	–	–	–	205	1,417
Obligations under funding, securities lending and sale and repurchase agreements	3,482	3,482	–	–	–	–	–	–	3,482
Other liabilities	877	643	11	14	–	–	–	211	879
Net asset value attributable to unit holders of consolidated unit-trusts and similar funds	3,809	3,809	–	–	–	–	–	–	3,809
Other creditors	1,612	1,612	–	–	–	–	–	–	1,612
	17,209	12,273	1,916	858	1,403	886	1,374	1,838	20,548

246 Prudential plc · Annual Report 2009

	2008 £m								
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
Financial liabilities									
Core structural borrowings of shareholder-financed operations[i][ii]	2,958	369	422	525	1,273	437	780	1,059	4,865
Operational borrowings attributable to shareholder-financed operations[i][ii]	1,977	1,590	357	18	18	18	65	–	2,066
Borrowings attributable to with-profits funds[i][ii]	1,308	232	807	249	–	–	78	113	1,479
Obligations under funding, securities lending and sale and repurchase agreements	5,572	5,572	–	–	–	–	–	–	5,572
Other liabilities	890	646	11	5	–	–	–	228	890
Net asset value attributable to unit holders of consolidated unit-trusts and similar funds	3,843	3,843	–	–	–	–	–	–	3,843
Other creditors	1,496	1,496	–	–	–	–	–	–	1,496
	18,044	13,748	1,597	797	1,291	455	923	1,400	20,211

ii) Maturity analysis of derivatives

The following table provides a maturity analysis of derivative assets and liabilities:

	2009 £m					
	Total carrying value	1 year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total
Net derivative position	279	340	10	(1)	–	349

	2008 £m					
	Total carrying value	1 year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total
Net derivative position	(2,462)	(2,464)	12	(1)	–	(2,453)

The net derivative positions as shown in the table above comprise the following derivative assets and liabilities:

	2009 £m	2008 £m
Derivative assets	1,780	2,370
Derivative liabilities	(1,501)	(4,832)
Net derivative position	279	(2,462)

The majority of derivative assets and liabilities have been included at fair value within the one year or less column representing the basis on which they are managed (i.e. to manage principally asset or liability value exposures). Contractual maturities are not considered essential for an understanding of the timing of the cash flows for these instruments and in particular the Group has no cash flow hedges. The only exception is certain identified interest rate swaps which are fully expected to be held until maturity solely for the purposes of matching cash flows on separately held assets and liabilities. For these instruments the undiscounted cash flows (including contractual interest amounts) due to be paid under the swap contract assuming conditions are consistent with those at year end are included in the column relating to the contractual maturity of the derivative.

The table below shows the maturity profile for investment contracts on an undiscounted basis to the nearest billion. This maturity profile has been based on the cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results.

FINANCIAL STATEMENTS
G

247

Notes on the Group financial statements > G: Financial assets and liabilities > continued

G2: Market risk continued

	2009 £bn							
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undiscounted value	Carrying value
Life assurance investment contracts	3	11	13	13	11	17	68	41

	2008 £bn							
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undiscounted value	Carrying value
Life assurance investment contracts	3	18	12	12	9	13	67	38

Most investment contracts have options to surrender early, albeit these are often subject to surrender or other penalties. It is therefore the case that most contracts could be said to have a contractual maturity of less than one year, but in reality the additional charges and term of the contracts means these are unlikely to be exercised in practice and the more useful information is to present information on expected payment.

The maturity profile above excludes certain corporate unit-linked business with gross policyholder liabilities of £9 billion (2008: £8 billion) which has no stated maturity but which is repayable on demand.

This table has been prepared on an undiscounted basis and accordingly the amounts shown for life assurance investment contracts differ from those disclosed on the statement of financial position. Durations of long-term business contracts, covering insurance and investment contracts, on a discounted basis are included in section D.

The vast majority of the Group's financial assets are held to back the Group's policyholder liabilities. Although asset/liability matching is an important component of managing policyholder liabilities (both those classified as insurance and those classified as investments), this profile is mainly relevant for managing market risk rather than liquidity risk. Within each business unit this asset/liability matching is performed on a portfolio by portfolio basis.

In terms of liquidity risk a large proportion of the policyholder liabilities contain discretionary surrender values or surrender charges, meaning that many of the Group's liabilities are expected to be held for the long term. Much of the Group's investment portfolios is in marketable securities, which can therefore be converted quickly to liquid assets.

For the reasons above an analysis of the Group's assets by contractual maturity is not considered necessary to evaluate the nature and extent of the Group's liquidity risk.

Credit risk

The Group's maximum exposure to credit risk before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk. These assets comprise cash and cash equivalents, deposits, debt securities, loans and derivative assets, the carrying value of which are disclosed at the start of this note and note G3 for derivative assets. The collateral in place in relation to derivatives is described in G4. Notes D2, D3 and D4, describe the security for these loans held by the Group, as disclosed at the start of this note.

Of the total loans and receivables held £64 million (2008: £21 million) are past their due date but have not been impaired. Of the total past due but not impaired, £53 million are less than one year past their due date and £11 million is more than six months but less than one year past their due date (2008: £21 million and nil respectively). The Group expects full recovery of these loans and receivables. No further analysis has been provided of the age of financial assets that are past due at the end of the reporting period but not impaired as the amounts are immaterial.

No further analysis has been provided of the element of loans and receivables that was neither past due nor impaired for the total portfolio. This is on the grounds of immateriality of the difference between the neither past due nor impaired elements and the total portfolio.

Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to £55 million (2008: £1 million).

There was no collateral held against loans that are past due and impaired or that are past due but not impaired at 31 December 2009 (2008: £nil).

In addition, during the year the Group took possession of £15 million (2008: £66 million) of other collateral held as security, which mainly consists of assets that could be readily convertible into cash.

248 Prudential plc · Annual Report 2009

Currency risk

As at 31 December 2009, the Group held 19 per cent (2008: 20 per cent) and 13 per cent (2008: 13 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

The financial assets, of which 74 per cent (2008: 77 per cent) are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

The financial liabilities, of which 34 per cent (2008: 38 per cent) are held by the PAC with-profits fund, mainly relate to foreign currency borrowings.

The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note G3 below).

The amount of exchange losses recognised in the income statement in 2009, except for those arising on financial instruments measured at fair value through profit and loss, is £201 million (2008: £638 million gains). This constitutes £41 million losses (2008: £32 million gains) on Medium Term Notes (MTN) liabilities and £160 million of net losses (2008: £606 million net gains), mainly arising on investments of the PAC with-profits fund. The gains/losses on MTN liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit and loss.

G3: Derivatives and hedging

Derivatives

The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual Group entities and relevant counterparties in place under each of these market master agreements.

The total fair value balances of derivative assets and liabilities as at 31 December 2009 were as follows:

	2009 £m					
	UK insurance operations	US insurance operations	Asian insurance operations	Asset management	Unallocated to a segment	Group total
Derivative assets	910	519	150	48	153	1,780
Derivative liabilities	(709)	(461)	(146)	(49)	(136)	(1,501)
	201	58	4	(1)	17	279

	2008 £m					
	UK insurance operations	US insurance operations	Asian insurance operations	Asset management	Unallocated to a segment	Group total
Derivative assets	1,326	675	15	74	280	2,370
Derivative liabilities	(3,401)	(863)	(32)	(292)	(244)	(4,832)
	(2,075)	(188)	(17)	(218)	36	(2,462)

The above derivative assets are included in 'other investments' in the primary statements.

FINANCIAL STATEMENTS
G

249

Notes on the Group financial statements > G: Financial assets and liabilities > continued

G3: Derivatives and hedging continued

The notional amount of the derivatives, distinguishing between UK insurance and US operations, was as follows:

As at 31 December 2009	2009 £m			
	UK insurance operations Notional amount on which future payments are based		US insurance operations Notional amount on which future payments are based	
	Asset	Liability	Asset	Liability
Cross-currency swaps*	808	881	376	168
Equity index call options	–	–	–	–
Swaptions	900	900	12,694	5,263
Futures	2,267	2,987	–	1,534
Forwards*	20,235	20,184	–	–
Inflation swaps	2,337	2,205	–	–
Credit default swaps	90	12	–	–
Single stock options	–	–	–	–
Credit derivatives	–	–	–	189
Put options	–	–	9,072	–
Equity options	30	552	3,246	562
Total return swaps	420	421	–	–
Interest rate swaps*	5,529	5,710	1,579	3,957

As at 31 December 2008	2008 £m			
	UK insurance operations Notional amount on which future payments are based		US insurance operations Notional amount on which future payments are based	
	Asset	Liability	Asset	Liability
Cross-currency swaps*	838	1,014	448	218
Equity index call options	17	32	–	–
Swaptions	980	980	28,863	–
Futures	3,286	4,055	–	460
Forwards*	14,315	16,489	–	–
Inflation swaps	2,559	2,482	–	–
Credit default swaps	123	14	–	–
Single stock options	1	1	–	–
Credit derivatives	–	–	31	177
Put options	–	–	6,573	–
Equity options	2	4	3,785	5
Total return swaps	479	514	–	313
Interest rate swaps*	5,074	5,245	1,704	4,514

*In addition, the other operations, including the Group Treasury function and the Asian operations, have cross-currency swap assets and liabilities with notional amounts of £819 million (2008: £1,503 million) and £122 million (2008: £605 million) respectively, forward currency contracts assets and liabilities with notional amounts of £570 million (2008: £1,419 million) and £958 million (2008: £2,310 million) respectively, interest rate swaps assets and liabilities of £793 million (2008: £1,407 million) and of £522 million (2008: £2,316 million), respectively, and cliquet options assets of £7 million (2008: £1,525 million).

250 Prudential plc · Annual Report 2009

These derivatives are used for efficient portfolio management to obtain cost effective and efficient exposure to various markets in accordance with the Group’s investment strategies and to manage exposure to interest rate, currency, credit and other business risks. See also note D3 for use of derivatives by the Group’s US operations.

The Group uses various interest rate derivative instruments such as interest rate swaps to reduce exposure to interest rate volatility. The UK insurance operations use various currency derivatives in order to limit volatility due to foreign currency exchange rate fluctuations arising on securities denominated in currencies other than sterling. See also note G2 above. In addition, total return swaps and interest rate swaps are held for efficient portfolio management.

As part of the efficient portfolio management of the PAC with-profits fund, the fund may, from time to time, invest in cash-settled forward contracts over Prudential plc shares, which are accounted for consistently with other derivatives. This is in order to avoid a mismatch of the with-profits investment portfolio with the investment benchmarks set for its equity-based investment funds. The contracts will form part of the long-term investments of the with-profits fund. These contracts are subject to a number of limitations for legal and regulatory reasons.

Some of the Group’s products, especially those sold in the US, have certain guarantee features linked to equity indexes. A mismatch between product liabilities and the performance of the underlying assets backing them, exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

The US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These entities have purchased some swaptions in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

Hedging

The Group has formally assessed and documented the effectiveness of the following hedges under IAS 39.

Fair value hedges

The Group uses interest rate derivatives to hedge the interest exposures on its US$300 million, 6.5 per cent perpetual subordinated capital securities. In addition, the Group similarly used interest rate derivatives to hedge the exposure on its US$1 billion, 6.5 per cent perpetual subordinated capital securities until this hedge was cancelled in March 2009. Where the hedge relationship is de-designated and re-designated, the fair value adjustment to the hedged item up to the point of de-designation continues to be reported as part of the basis of the hedged item and is amortised to the income statement based on a recalculated effective interest rate over the residual period to the first break clause date of the perpetual subordinated capital securities.

The Group has chosen to designate as a fair value hedge certain fixed to floating rate swaps which hedge the fair value exposure to interest rate movements of certain of the Group’s operational borrowings.

The fair value of the derivatives designated as fair value hedges above at 31 December 2009, were an asset of £7 million and liability of £1 million (2008: asset of £17 million and liability of £nil). Movements in the fair value of the hedging instruments of a net loss of £11 million (2008: net loss of £4 million) and the hedged items of a net gain of £11 million (2008: net gain of £7 million) are recorded in the income statement in respect of the fair value hedges above.

Cash flow hedges

The Group has no cash flow hedges in place.

Net investment hedges

The Group entered into a series of rolling one to three-month period forward currency transactions which together formed a net investment hedge of the currency exposure of the net investments in the US operations. The programme ceased in August 2009. At 31 December 2008 US$600 million of the forward currency contracts were designated as a partial net investment hedge of the currency exposure of the net investments in the US operations. The fair value of the forward currency contracts at 31 December 2008 was a liability of £56 million, of which a liability of £17 million was designated as a net investment hedge of the currency exposure of the net investments in the US operations.

In addition, the Group has designated perpetual subordinated capital securities totalling US$1.55 billion as a net investment hedge to edge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £963 million (2008: £1,059 million) as at 31 December 2009. The foreign exchange gain of £118 million (2008: loss of £299 million) on translation of the borrowings to pounds sterling at the statement of financial position date is recognised in the translation reserve in shareholders’ equity.

The net investment hedges were 100 per cent effective.

FINANCIAL

STATEMENTS G

Notes on the Group financial statements > G: Financial assets and liabilities > continued

G4: Derecognition and collateral

Securities lending and reverse repurchase agreements

The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third-parties, primarily major brokerage firms. The amounts above the fair value of the loaned securities required to be held as collateral by the agreements depend on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group’s consolidated statement of financial position, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit. At 31 December 2009, the Group had lent £10,446 million (2008: £12,617 million) of which £7,910 million (2008: £9,701 million) was lent by the PAC with-profits fund of securities and held collateral under such agreements of £10,669 million (2008: £13,497 million) of which £8,086 million (2008: £9,924 million) was held by the PAC with-profits fund.

At 31 December 2009, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities for the purchase price of £1,587 million (2008: £588 million), together with accrued interest.

Collateral and pledges under derivative transactions

At 31 December 2009, the Group had pledged £644 million (2008: £1,154 million) for liabilities and held collateral of £586 million (2008: £829 million) in respect of over-the-counter derivative transactions.

G5: Impairment of financial assets

In accordance with the Group’s accounting policy set out in note A4, impairment reviews were performed for available-for-sale securities and loans and receivables. In addition, impairment reviews were undertaken for the reinsurers’ share of insurance contract liabilities.

During the year ended 31 December 2009, impairment losses of £647 million (2008: £525 million) were recognised for available-for-sale securities and loans and receivables. These were £630 million (2008: £497 million) in respect of available-for-sale securities held by Jackson and £17 million (2008: £28 million) in respect of loans and receivables. The 2009 impairment charge for loans and receivables of £17 million relates to loans held by the UK with-profits fund and mortgage loans held by Jackson. The 2008 impairment charge for loans and receivables of £28 million related primarily to loans held by the UK with-profits fund.

Impairment losses recognised on available-for-sale securities amounted to £630 million (2008: £497 million). Of this amount, 86 per cent (2008: 29 per cent) has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralised by diversified pools of primarily below investment grade securities. Of the losses related to the impairment of fixed maturity securities, the top five individual corporate issuers made up 11 per cent (2008: 27 per cent), reflecting a deteriorating business outlook of the companies concerned.

The impairment losses have been recorded in ‘investment return’ in the income statement.

In 2009, the Group realised gross losses on sales of available-for-sale securities of £134 million (2008: 184 million) with 60 per cent (2008: 55 per cent) of these losses related to the disposal of fixed maturity securities of five (2008: six) individual issuers, which were disposed of to rebalance the portfolio in the US operations in response to the unstable mortgage lending.

The effect of those reasonably likely changes in the key assumptions underlying the estimates that underpin the assessment of whether impairment has taken place depends on the factors described in note A3. A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealised losses for fixed maturity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealised loss position and by reference to the maturity date of the securities concerned.

For 2009 the amounts of gross unrealised losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealised loss position was £966 million (2008: £3,178 million). Notes B1 and D3 provide further details on the impairment charges and unrealised losses of Jackson’s available-for-sale securities.

252 Prudential plc > Annual Report 2009

Notes on the Group financial statements > **H: Other information on statement of financial position items**

H1: Intangible assets attributable to shareholders

a Goodwill

	2009 £m	2008 £m
Cost		
At 1 January	1,461	1,461
Disposal of Taiwan Agency business	(44)	–
Additional consideration paid on previously acquired businesses	13	–
At 31 December	1,430	1,461
Aggregate impairment		
At 1 January and 31 December	(120)	(120)
Net book amount at 31 December	1,310	1,341

Impairment testing

Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to cash generating units (CGUs) for the purposes of impairment testing. These CGUs are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis. An allocation to CGUs of the Group's goodwill attributable to shareholders is shown below:

	2009 £m	2008 £m
M&G	1,153	1,153
Other	157	188
	1,310	1,341

'Other' represents goodwill amounts allocated across CGUs in Asia and US operations. These goodwill amounts are not individually material.

Assessment of whether goodwill may be impaired

With the exception of M&G, the goodwill attributable to shareholders in the statement of financial position mainly relates to acquired life businesses. The Company routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of acquired life business with the value of the business as determined using the EEV methodology, as described in note D1. Any excess of IFRS over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired. The assumptions underpinning the Group's EEV basis of reporting are included in the EEV basis supplementary information in this Annual Report.

Goodwill is tested for impairment by comparing the CGUs carrying amount, including any goodwill, with its recoverable amount.

M&G

The recoverable amount for the M&G CGU has been determined by calculating its value in use. This has been calculated by aggregating the present value of future cash flows expected to be derived from the M&G operating segment (based upon management projections).

The discounted cash flow valuation has been based on a five-year plan prepared by M&G, and approved by management, and cash flow projections for later years.

The value in use is particularly sensitive to a number of key assumptions as follows:

i The set of economic, market and business assumptions used to derive the five-year plan. The direct and secondary effects of recent developments, e.g. the fall in global equity markets, are considered by management in arriving at the expectations for the financial projections for the plan.

ii The assumed growth rate on forecast cash flows beyond the terminal year of the plan. A growth rate of 2.5 per cent (2008: 2.5 per cent) has been used to extrapolate beyond the plan period representing management's best estimate view of the long-term growth rate of the business after considering the future and past growth rates and external sources of data.

iii The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For retail and institutional business a risk discount rate of 12 per cent (2008: 12 per cent) has been applied to post-tax cash flows. The pre-tax risk discount rate was 16 per cent (2008: 16 per cent). Management have determined the risk discount rate by reference to an average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of five per cent and an average 'beta' factor for relative market risk of comparable UK listed asset managers. A similar approach has been applied for the other component businesses of M&G.

iv That asset management contracts continue on similar terms.

Management believes that any reasonable change in the key assumptions would not cause the recoverable amount of M&G to fall below its carrying amount.

FINANCIAL STATEMENTS H

253

Notes on the Group financial statements > **H: Other information on statement of financial position items** > continued

H1: Intangible assets attributable to shareholders continued

Japanese life company

The aggregate goodwill impairment of £120 million at 31 December 2009 and 2008 relates to the goodwill held in relation to the Japanese life operation which was impaired in 2005.

b Deferred acquisition costs and other intangible assets

Deferred acquisition costs and other intangible assets in the Group consolidated statement of financial position attributable to shareholders consist of:

	2009 £m	2008 £m
Deferred acquisition costs (DAC) related to insurance contracts as classified under IFRS 4	3,823	5,097
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	107	108
	3,930	5,205
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4	52	64
Present value of future profits of acquired investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	1	1
Distribution rights	66	79
	119	144
Total of deferred acquisition costs and other intangible assets	4,049	5,349
Arising in:		
UK insurance operations	127	134
US insurance operations[note 1]	3,092	3,962
Asian insurance operations	822	1,247
Asset management operations	8	6
	4,049	5,349

Note

1 The amount in respect of US insurance operations comprises entirely of DAC and includes £1,938 million (2008: £1,676 million) in respect of variable annuity business, £1,164 million (2008: £1,134 million) in respect of other business and £(10) million (2008: £1,152 million) in respect of cumulative shadow DAC.

The movement in the year comprises:

	2009 £m	2008* £m
Balance at 1 January	5,349	2,836
Additions	1,071	959
Amortisation to income statement	(316)	(551)
Exchange differences	(550)	1,274
Change in shadow DAC[note D3h]	(1,069)	831
DAC movement on sale of Taiwan agency business	(436)	–
Balance at 31 December	4,049	5,349

*As a result of changes following the implementation of amendments to IAS 1, exchange losses of £239 million relating to US operations charge in shadow DAC have been reclassified as exchange movement within exchange differences in the table above. This is explained further in note A5. There is no impact on shareholders' equity or the income statement from this change.

Amortisation is included in the 'acquisition costs and other operating expenditures' line in the income statement.

254 Prudential plc · Annual Report 2009

Deferred acquisition costs related to insurance contracts attributable to shareholders

The movement in deferred acquisition costs relating to insurance contracts attributable to shareholders is as follows:

	2009 £m	2008 £m
Deferred acquisition costs at 1 January	5,097	2,644
Additions	1,054	887
Amortisation	(286)	(520)
Exchange differences	(537)	1,255
Change in shadow DAC	(1,069)	831
DAC movement on sale of Taiwan agency business	(436)	–
Deferred acquisition costs at 31 December	3,823	5,097

Deferred acquisition costs related to investment management contracts attributable to shareholders

Incremental costs associated with the origination of investment management contracts written by the Group's insurance and asset management businesses are capitalised and amortised as the related revenue is recognised.

	2009 £m	2008 £m
At 1 January		
Gross amount	148	136
Accumulated amortisation	(40)	(23)
Net book amount	108	113
Additions (through internal development)	14	12
Amortisation	(15)	(17)
At 31 December	107	108
Comprising:		
Gross amount	162	148
Accumulated amortisation	(55)	(40)
Net book amount	107	108

Present value of acquired in-force business of long-term business contracts attributable to shareholders

The present value of acquired in-force business (PVAIF) relating to investment contracts without discretionary participation features represents the contractual right to benefit from providing these investment management services in the future. The fair value is measured as the present value of the future profits of the asset management component of these contracts. These contracts are accounted for under the provisions of IAS 18. The remainder of the PVAIF balance relates to insurance contracts and is accounted for under UK GAAP as permitted by IFRS 4.

The present value of future profits of acquired asset management contracts relates to unit-linked contracts acquired as part of the M&G acquisition in 1999.

Amortisation is charged to the 'acquisition costs and other operating expenditure' line in the income statement over the period of provision of asset management services as those profits emerge.

	2009 £m		2008 £m	
	Insurance contracts	Investment management	Insurance contracts	Investment management
At 1 January				
Cost	184	12	161	12
Accumulated amortisation	(120)	(11)	(102)	(8)
Net book amount	64	1	59	4
Exchange differences	(6)	–	14	–
Amortisation charge	(6)	–	(9)	(3)
At 31 December	52	1	64	1
Comprising:				
Cost	175	12	184	12
Accumulated amortisation	(123)	(11)	(120)	(11)
Net book amount	52	1	64	1

FINANCIAL STATEMENTS II

255

Notes on the Group financial statements > H: Other information on statement of financial position items > continued

H1: Intangible assets attributable to shareholders continued

Distribution rights attributable to the Asian insurance operations

Distribution rights relate to facilitation fees paid in respect of the bancassurance partnership arrangements in Asia for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts.

	2009 £m	2008 £m
At 1 January		
Gross amount	84	16
Accumulated amortisation	(5)	0
	79	16
Additions	3	62
Amortisation charge	(9)	(4)
Exchange differences	(7)	5
At 31 December	66	79
Comprising:		
Gross amount	79	84
Accumulated amortisation	(13)	(5)
	66	79

H2: Intangible assets attributable to with-profits funds

a Goodwill in respect of acquired investment subsidiaries for venture fund and other investment purposes

	2009 £m	2008 £m
At 1 January	174	192
Impairment	(50)	(18)
At 31 December	124	174

All the goodwill relates to the UK insurance operations segment.

The only venture fund investment consolidated by the Group relates to an investment by PAC with-profits fund managed by M&G. The goodwill shown in the table above relates to this venture fund investment. Goodwill is tested for impairment for this investment by comparing the investment's carrying value including goodwill with its recoverable amount. The recoverable amount of the investment was determined by calculating its fair value less costs to sell. The fair value has been determined by using the discounted cash flow valuation. The valuation is based on cash flow projections to 2015 prepared by management after considering the historical experience and future growth rates of the business. The key assumption applied in the calculation is the risk discount rate of 14 per cent which has been derived by reference to risk-free rates and an equity premium risk. In 2009, following the impairment testing carried out, £50 million (2008: £18 million) of the goodwill was deemed to be impaired and written off accordingly.

This impairment charge is recorded under 'acquisition costs and other operating expenditure' but are also taken account of in determining the charge/credit in the income statement for the transfer to the liability for unallocated surplus of with-profits funds. Accordingly, the charge does not affect shareholders' profits or equity.

b Deferred acquisition costs and other intangible assets

Other intangible assets in the Group consolidated statement of financial position attributable to with-profits funds consist of:

	2009 £m	2008 £m
Deferred acquisition costs related to insurance contracts attributable to the PAC with-profits fund	9	13
Distribution rights attributable to with-profits funds of the Asian insurance operations	97	113
	106	126

256 Prudential plc Annual Report 2009

Deferred acquisition costs related to insurance contracts attributable to the PAC with-profit fund

The movement in deferred acquisition costs relating to insurance contracts attributable to the PAC with-profits fund is as follows:

2009 £m 2008 £m

At 1 January 13 19

Additions – –

Amortisation charge (4) (6)

At 31 December 9 13

The above costs relate to non-participating business written by the PAC with-profits sub-fund. No deferred acquisition costs are established for the participating business.

Distribution rights attributable to with-profit funds of the Asian insurance operations

Distribution rights relate to facilitation fees paid in relation to the bancassurance partnership arrangements in Asia for the bank distribution of Prudential’s insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts.

2009 £m 2008 £m

At 1 January

Gross amount 115 –

Accumulated amortisation (2) –

113 –

Additions – 115

Amortisation charge (4) (2)

Exchange differences (12) –

At 31 December 97 113

Comprising:

Gross amount 103 115

Accumulated amortisation (6) (2)

97 113

H3: Reinsurers’ share of insurance contract liabilities

2009 £m 2008 £m

Insurance contract liabilities 1,114 1,176

Claims outstanding 73 64

1,187 1,240

The movement on reinsurers’ share of insurance contract liabilities is as follows:

2009 £m 2008 £m

At 1 January 1,176 724

Movement in the year 24 243

Foreign exchange translation differences (86) 209

At 31 December 1,114 1,176

FINANCIAL

STATEMENTS H

Notes on the Group financial statements > H: Other information on statement of financial position items > continued

H4: Tax assets and liabilities

Assets

Of the £636 million (2008: £657 million) current tax recoverable, the majority is expected to be recovered in one year or less.

Deferred tax asset

	2009 £m	2008 £m
Unrealised losses on investments	1,156	1,267
Balances relating to investment and insurance contracts	20	12
Short-term timing differences	1,228	1,282
Capital allowances	18	16
Unused deferred tax losses	286	309
Total	2,708	2,886

The deferred tax asset at 31 December 2009 and 2008 arises in the following parts of the Group:

	2009 £m	2008 £m
UK insurance operations:		
SAIF	2	7
PAC with-profits fund (including PAL)	141	272
Other	149	234
US insurance operations	1,944	1,969
Asian insurance operations	132	101
Other operations	340	303
	2,708	2,886

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2009 results and statement of financial position at 31 December 2009, the possible tax benefit of approximately £257 million (2008: £211 million), which may arise from capital losses valued at approximately £1.2 billion (2008: £1 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £607 million (2008: £678 million), which may arise from tax losses and other potential temporary differences totalling £2.1 billion (2008: £2.2 billion) is sufficiently uncertain that it has not been recognised. Forecasts as to when the tax losses and other temporary differences are likely to be utilised indicate that they may not be utilised in the short term.

Liabilities

The current tax liability increased to £1,215 million (2008: £842 million) primarily due to the increase in policyholder tax payable in the UK. The Group considers that whilst the UK tax provision established within the current tax liability represents an appropriate provision for matters under discussion with HM Revenue & Customs in the UK, it is not possible to estimate the amount of the tax liability expected to be settled in one year or less due to the uncertainty over when these issues will be agreed.

Deferred tax liability

	2009 £m	2008 £m
Unrealised gains on investments	1,744	765
Balances relating to investment and insurance contracts	961	968
Short-term timing differences	1,159	1,490
Capital allowances	8	6
	3,872	3,229

Unprovided deferred income tax liabilities on temporary differences associated with investments in subsidiaries, associates and interests in joint ventures are considered to be insignificant due to the availability of various UK tax exemptions and reliefs.

Discounting

Deferred tax asset and liability balances have not been discounted.

258 Prudential plc Annual Report 2009

H5: Accrued investment income and other debtors

	2009 £m	2008 £m
Accrued investment income		
Interest receivable	1,718	1,775
Other	755	738
Total	2,473	2,513
Other debtors		
Premiums receivable:		
From policyholders	148	194
From intermediaries	17	17
From reinsurers	82	253
Other	515	768
Total	762	1,232
Total accrued investment income and other debtors	3,235	3,745

Of the £3,235 million (2008: £3,745 million) of accrued investment income and other debtors, £134 million (2008: £114 million) is expected to be settled after one year or more.

H6: Property, plant and equipment

Property, plant and equipment comprise Group occupied properties, development property and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	Group occupied property £m	Development property £m	Tangible assets £m	Total £m
At 1 January 2008				
Cost	172	655	612	1,439
Accumulated depreciation	(21)	–	(406)	(427)
Net book amount	151	655	206	1,012
Year ended 31 December 2008				
Opening net book amount	151	655	206	1,012
Exchange differences	45	–	40	85
Depreciation charge	(3)	–	(67)	(70)
Additions	3	152	85	240
Disposals	(1)	–	(23)	(24)
Reclassification from (to) held for investment	68	(676)	–	(608)
Closing net book amount	263	131	241	635
At 1 January 2009				
Cost	292	131	717	1,140
Accumulated depreciation	(29)	–	(476)	(505)
Net book amount	263	131	241	635
Year ended 31 December 2009				
Opening net book amount	263	131	241	635
Exchange differences	(9)	–	(31)	(40)
Depreciation charge	(4)	–	(70)	(74)
Additions	2	–	89	91
Disposals (including amounts disposed of with the Taiwan agency business)	(99)	–	(15)	(114)
Reclassify as investment property*	–	(131)	–	(131)
Closing net book amount	153	–	214	367
At 31 December 2009				
Cost	173	–	661	834
Accumulated depreciation	(20)	–	(447)	(467)
Net book amount	153	–	214	367

*In line with changes issued by the IASB as part of its Annual Improvement Project in May 2008 as shown in note A5, all development properties have been reclassified as investment properties (see note H7).

The total property, plant and equipment relates to continuing operations only.

FINANCIAL STATEMENTS H

259

Notes on the Group financial statements > H: Other information on statement of financial position items > continued

H6: Property, plant and equipment continued

Capital expenditure: property, plant and equipment by segment

2009 £m 2008 £m

Insurance operations:

UK 5 154

US 12 18

Asia 65 40

Asset management operations:

M&G – 3

US 1 2

Asia 2 8

Total segment 85 225

Unallocated corporate 6 15

Total 91 240

H7: Investment properties

Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

2009 £m 2008 £m

At 1 January 11,992 13,688

Reclassification of development property* 131 –

Additions:

Resulting from acquisitions 184 1,414

Resulting from expenditure capitalised 133 218

Resulting from acquisitions through business combinations 1 463

Disposals (including amounts disposed of with the Taiwan agency business) (1,220) (1,010)

Net loss from fair value adjustments (203) (3,784)

Net foreign exchange differences (113) 395

Transfers to held for sale assets – –

Transfers to owner occupied properties – (68)

Other transfers from property, plant and equipment – 676

At 31 December 10,905 11,992

*In line with changes issued by the IASB as part of its Annual Improvement Project in May 2008 (as shown in note H6 and A5) all development properties with a total cost of £131 million have been reclassified as investment properties at 1 January 2009. At this date these investments had a fair value of £152 million. The initial gain of £21 million is included as part of ‘net loss from fair value adjustments’.

The income statement includes the following items in respect of investment properties:

2009 £m 2008 £m

Rental income from investment properties 754 726

Direct operating expenses (including repairs and maintenance expenses)

arising from investment properties:

That generated rental income during the year 131 109

That did not generate rental income during the year – 1

Total direct operating expenses 131 110

260 Prudential plc > Annual Report 2009

Investment properties of £3,177 million (2008: £3,559 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the statement of financial position date, and their present value is shown below:

2009 £m 2008 £m

Future minimum lease payments at 31 December 1,683 963

Future finance charges on finance leases (1,517) (863)

Present value of minimum lease payments 166 100

Future minimum lease payments are due as follows:

Less than 1 year 9 5

1 to 5 years 38 22

Over 5 years 1,636 936

Total 1,683 963

The present values of these minimum lease payments are:

Less than 1 year 8 5

1 to 5 years 38 22

Over 5 years 120 73

Total 166 100

Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time.

The Group’s policy is to rent investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases are receivable in the following periods:

2009 £m 2008 £m

Less than 1 year 662 742

1 to 5 years 2,282 2,599

Over 5 years 7,792 9,106

Total 10,736 12,447

The total minimum future rentals to be received on non-cancellable sub-leases for land and buildings at 31 December 2009 are £3,684 million (2008: £3,730 million).

H8: Investments in associates and joint ventures

Investments in associates

The Group had three associates at 31 December 2009 (2008: four) that are accounted for using the equity method. The Group’s associates are a 30 per cent interest in The Nam Khang, a Vietnamese property developer, a 30 per cent interest in Apollo Education and Training Organisation Vietnam and a 25 per cent interest in OYO Developments Limited. IFonline Group Limited (IFonline) is no longer an associate of the Group following a restructuring of that entity in April 2009.

The Group also has investments in associates which meet the IAS 28 criteria for measurement at fair value through profit and loss in accordance with IAS 39.

FINANCIAL

STATEMENTS H

Notes on the Group financial statements > H: Other information on statement of financial position items > continued

H8: Investments in associates and joint ventures continued

Associates accounted for using the equity method

A summary of the movements in investments in associates accounted for using the equity method in 2009 and 2008 is set out below:

	Share of capital £m	Share of reserves £m	Share of net assets £m	Goodwill £m	Total carrying value £m
Balance at 1 January 2008	9	(5)	4	8	12
Impairments of goodwill	–	–	–	(6)	(6)
Exchange translations and other movements	3	1	4	–	4
Share of loss for the year after tax	–	–	–	–	–
Balance at 31 December 2008	12	(4)	8	2	10
Exchange translation and other movements	(7)	4	(3)	(1)	(3)
Share of loss for the year after tax	–	–	–	–	(1)
Balance at 31 December 2009	**5**	**–**	**5**	**1**	**6**

There have been no changes recognised in the other comprehensive income of associates that would also be recognised in the other comprehensive income by the Group. Exchange translation and other movements for 2009 mainly relate to the investment in IFonline mentioned above.

The Group's share of the assets, liabilities, revenues and profit and loss of associates accounted for using the equity method at 31 December 2009 and 2008 is as follows:

	2009 £m	2008 £m
Financial position		
Total assets (excluding goodwill)	5	12
Total liabilities	–	(4)
Net assets	5	8
Results of operations		
Revenue	1	3
Profit in the year	–	–

Associates carried at fair value through profit and loss

The Group's associates that are carried at fair value through profit and loss comprise investments in OEICs, unit trusts, funds holding collateralised debt obligations, property unit trusts, and venture capital investments of the PAC with-profits fund where the Group has significant influence. These investments are incorporated both in the UK and overseas, and some have year ends which are non-coterminous with that of the Group. In these instances, the investments are recorded at fair value at 31 December 2009 based on valuations or pricing information at that specific date. The aggregate fair value of associates carried at fair value through profit and loss where there are published price quotations is approximately £6 billion (2008: £4 billion) at 31 December 2009.

The aggregate assets of these associates are approximately £9 billion (2008: £8 billion). Aggregate liabilities, excluding liabilities to unit holders and shareholders for unit trusts and OEICs, are approximately £2 billion (2008: £2 billion). Fund revenues, with revenue arising in unit trusts and OEICs deemed to constitute the investment return for these vehicles, were approximately £0.8 billion (2008: £0.8 billion) and net loss in the year, excluding unit trusts and OEICs where all investment returns accrue to unit holders or shareholders respectively, was approximately £0.2 billion (2008: profit of £0.3 billion).

Investments in joint ventures

Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group's significant joint ventures, which are accounted for using proportionate consolidation, comprise various joint ventures relating to property investments where the Group has a 50 per cent interest as well as the following interests:

Investment	% held	Principal activity	Country
ICICI Prudential Life Insurance Company Limited	26	Life assurance	India
BOCI – Prudential Asset Management Limited	36	Pensions	China
PruHealth	50	Private medical insurance	UK
CITIC – Prudential Life Insurance Company Limited	50	Life assurance	China
CITIC Prudential Fund Management Company Limited	49	Asset management	China
Prudential ICICI Asset Management Company Limited	49	Asset management	India
Prudential BSN Takaful Berhad	49	General and life insurance	Malaysia

262 Prudential plc Annual Report 2009

The investments noted in the table above have the same accounting year end as the Group, except for ICICI Prudential Life Insurance Company Limited and Prudential ICICI Asset Management Company Limited. Although these investments have reporting periods ending 31 March, 12 months of financial information up to 31 December is recorded. Accordingly, the information covers the same period as that of the Group.

The summarised financial data for the Group’s share of investments in joint ventures is as follows:

2009 £m 2008 £m

Financial position

Current assets 386 250

Non-current assets 2,462 1,212

Total assets 2,848 1,462

Current liabilities (150) (159)

Non-current liabilities (2,392) (1,063)

Total liabilities (2,542) (1,222)

Net equity 306 240

Results of operations

Revenues 974 656

Expenses (945) (649)

Net profit (loss) 29 7

There are several minor service agreements in place between the joint ventures and the Group. During 2009, the aggregate amount of the transactions was £14.1 million (2008: £15.9 million) and the balance outstanding as at 31 December 2009 was £54.6 million (2008: £22.5 million).

The joint ventures have no significant contingent liabilities to which the Group is exposed nor does the Group have any significant contingent liabilities in relation to its interest in the joint ventures.

H9: Properties held for sale

Investment properties are classified as held for sale when contracts have been exchanged but the sale has not been completed at the period end. At 31 December 2009 the value of assets held for sale was £3 million (2008: nil).

Gains on disposal of held for sale assets are recorded in ‘investment income’ within the income statement.

H10: Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition. Cash and cash equivalents included in the cash flow statement comprise the following statement of financial position amounts:

2009 £m 2008 £m

Cash 5,071 5,362

Cash equivalents 236 593

Total cash and cash equivalents 5,307 5,955

Cash and cash equivalents held centrally are considered to be available for general use by the Group. These funds amount to £895 million and £165 million at 31 December 2009 and 2008, respectively. The remaining funds are considered not to be available for general use by the Group, and include funds held for the benefit of policyholders.

FINANCIAL

STATEMENTS H

Notes on the Group financial statements > H: Other information on statement of financial position items > continued

H11: Shareholders’ equity: Share capital, share premium and reserves

2009 £m 2008 £m

Share capital and share premium

Share capital 127 125

Share premium 1,843 1,840

Reserves

Retained earnings 3,964 3,604

Translation reserve 203 398

Available-for-sale reserve 134 (909)

Total shareholders’ equity 6,271 5,058

*As a result of changes following the implementation of amendments to IAS 1, losses of £240 million relating to US operations previously included within the unrealised valuation movement of Jackson’s available-for-sale debt securities have been reclassified as exchange movements within the statement of comprehensive income. This is explained further in note A5. There is no impact on shareholders’ equity or the income statement from this change.

A summary of the ordinary shares in issue is set out below:

Share capital and share premium

2008

Number of ordinary shares Share capital £m Share premium £m

Issued shares of 5p each fully paid:

At the beginning of the year 2,470,017,240 123 1,828

Shares issued under share option schemes 2,307,469 – 12

Shares issued in lieu of cash dividends 24,622,979 2 156

Transfer to retained earnings in respect of shares issued in lieu of cash dividends – – (156)

At end of the year 2,496,947,688 125 1,840

2009

Issued shares of 5p each fully paid:

At the beginning of the year 2,496,947,688 125 1,840

Shares issued under share option schemes 605,721 – 3

Shares issued in lieu of cash dividends 34,674,062 2 136

Transfer to retained earnings in respect of shares issued in lieu of cash dividends – – (136)

At end of the year 2,532,227,471 127 1,843

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

264 Prudential plc > Annual Report 2009

At 31 December 2009, there were options outstanding under Save As You Earn schemes to subscribe for 12,230,833 (2008: 6,825,343) shares at prices ranging from 266 pence to 572 pence (2008: 266 pence to 617 pence) and exercisable by the year 2016 (2008: 2015). In addition, there are 17,292 (2008: 967,652) conditional options outstanding under the RSP and 6,644,203 (2008: 4,906,234) under the GPSP exercisable at nil cost within a 10-year period.

The cost of own shares of £75 million as at 31 December 2009 (2008: £75 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 31 December 2009, 5.3 million (2008: 6.4 million) Prudential plc shares with a market value of £34 million (2008: £27 million) were held in such trusts. Of this total, 4.8 million (2008: 6.0 million) shares were held in trusts under employee incentive plans. In 2009, the Company purchased 3.4 million (2008: 5.4 million) shares in respect of employee incentive plans at a cost of £17 million (2008: £27 million). The maximum number of shares held in the year was 6.4 million which was at the beginning of the year.

Of the total shares held in trust, 0.5 million (2008: 0.4 million) shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes.

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2009 was 10.6 million (2008: 9.2 million) and the cost of acquiring these shares of £51 million (2008: £47 million) is included in the cost of own shares. The market value of these shares as at 31 December 2009 was £67 million (2008: £37 million).

Reserves

The translation reserve represents cumulative foreign exchange translation differences taken directly to equity in accordance with IFRS, net of related tax. In accordance with IFRS 1, cumulative translation differences are deemed to be zero at 1 January 2004, the date of transition to IFRS.

The available-for-sale reserve represents gains or losses arising from changes in the fair value of available-for-sale securities of Jackson, net of the related change in amortisation of deferred income and acquisition costs and of the related tax.

H12: Insurance contract liabilities and unallocated surplus of with-profits funds

Movement in year

	Insurance contract liabilities £m	Unallocated surplus of with-profits funds £m
At 1 January 2008	132,776	13,959
Income and expense included in the income statement	(12,760)	(5,815)
Foreign exchange translation differences	16,014	270
At 31 December 2008	136,030	8,414
At 1 January 2009	**136,030**	**8,414**
Income and expense included in the income statement	**19,765**	**1,559**
Foreign exchange translation differences	**(6,574)**	**46**
Disposal of Taiwan agency business	**(3,508)**	**–**
At 31 December 2009	**145,713**	**10,019**

Notes B6, D2b, D3b and D4b provide further analysis of the movement in the year of the Group's policyholder liabilities and unallocated surplus of the with-profits funds.

FINANCIAL STATEMENTS H

265

Notes on the Group financial statements > H: Other information on statement of financial position items > continued

H13: Borrowings

Core structural borrowings of shareholder-financed operations

	Innovative Tier 1*	Lower Tier 2*	Senior†	2009 £m Total	2008 £m Total
Parent company					
Subordinated debt:					
€500m 5.75% Subordinated Notes 2021 note i		443		443	482
€20m Medium-Term Subordinated Notes 2023 note ii		18		18	19
£435m 6.125% Subordinated Notes 2031		428		428	427
£400m 11.375% Subordinated Notes 2039 note v		380		380	–
US$1,000m 6.5% Perpetual Subordinated Capital Securities note iii	619			619	696
US$250m 6.75% Perpetual Subordinated Capital Securities note iv	155			155	173
US$300m 6.5% Perpetual Subordinated Capital Securities notes iv	192			192	190
US$750m 11.75% Perpetual Subordinated Capital Securities note ix	456			456	–
	1,422	1,269	–	2,691	1,987
Senior debt:					
£249m 5.5% Bonds 2009 note v			–	–	249
£300m 6.875% Bonds 2023			300	300	300
£250m 5.875% Bonds 2029			249	249	249
	–	–	549	549	798
Total parent company	1,422	1,269	549	3,240	2,785
Jackson					
US$250m 8.15% Surplus Notes 2027 note vi		154		154	173
Total notes vii, viii	1,422	1,423	549	3,394	2,958

* These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA Handbook.
† The senior debt ranks above subordinated debt in the event of liquidation.

Notes

i The €500 million 5.75 per cent borrowings have been swapped into borrowings of £333 million with interest payable at six month £Libor plus 0.962 per cent.

ii The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £Libor plus 1.2 per cent.

iii Interest on the US$1,000 million 6.5 per cent borrowings was swapped into floating rate payments at three month US$Libor plus 0.80 per cent. In January 2009, this swap was cancelled.

iv The US$250 million 6.75 per cent borrowings and the US$300 million 6.5 per cent borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date falling on or after 23 March 2010 and 23 March 2011 respectively, into one or more series of Prudential preference shares.

v The £249 million 5.5 per cent borrowings were repaid on maturity in May 2009. In the same month, the Company issued £400 million subordinated debt in part to replace the maturing debt.

vi The Jackson borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

vii Maturity analysis

The following table sets out the contractual maturity analysis of the Group's core structural borrowings:

	2009 £m	2008 £m
Less than 1 year	–	249
1 to 2 years	–	–
2 to 3 years	–	–
3 to 4 years	–	–
4 to 5 years	–	–
Over 5 years	3,394	2,709
Total	3,394	2,958

266 Prudential plc Annual Report 2009

viii Management analyses the net core structural borrowings position as follows:

	2009 £m	2008 £m
Total core structural borrowings (as above)	3,394	2,958
Less: Holding company cash and short-term investments (recorded within the consolidated statement of financial position)	(1,486)	(1,165)
Net core structural borrowings of shareholder-financed operations	1,908	1,793

ix In July 2009, the Company issued US$750 million perpetual subordinated capital securities.

Operational borrowings attributable to shareholder-financed operations

	2009 £m	2008 £m
Borrowings in respect of short-term fixed income securities programmes		
Commercial paper	2,031	1,269
Medium-Term Notes 2010	7	9
	2,038	1,278
Non-recourse borrowings of US operations note i		
Jackson note ii	–	104
Investment subsidiaries	20	23
Piedmont and CDO funds note iii	183	384
	203	511
Other borrowings		
Bank loans and overdrafts note iv	148	185
Obligations under finance leases	3	3
Other borrowings note v	359	–
	510	188
Total note vii	2,751	1,977

Notes

i In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

ii This represents senior debt issued through the Federal Home Loan Bank of Indianapolis and was secured on collateral posted with FHLB by Jackson.

iii Piedmont is an investment trust investing in certain asset-backed and mortgage-backed securities in the US. These borrowings pertain to debt instruments issued to external parties.

iv Bank loans and overdrafts include a short-term loan of £130 million in respect of Asian operations (2008: £130 million).

v Other borrowings represents amounts whose repayment to the lender is contingent on future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on the contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

vi In addition to the operational borrowings shown in the table above, Prudential plc has issued £200 million Floating Rate Notes 2010, which were wholly subscribed to by a Group subsidiary. These borrowings have been eliminated on consolidation.

vii Maturity analysis
The following table sets out the contractual maturity analysis of the Group's operational borrowings attributable to shareholder-financed operations:

	2009 £m	2008 £m
Less than 1 year	2,183	1,584
1 to 2 years	121	9
2 to 3 years	239	38
3 to 4 years	172	52
4 to 5 years	6	240
Over 5 years	30	54
Total	2,751	1,977

FINANCIAL STATEMENTS
H

267

Notes on the Group financial statements > **H: Other information on statement of financial position items** > continued

H13: Borrowings continued

Borrowings attributable to with-profits operations

	2009 £m	2008 £m
Non-recourse borrowings of consolidated investment funds note i	1,016	1,161
£100m 8.5% Undated Subordinated Guaranteed Bonds of Scottish Amicable Finance plc note ii	100	100
Other borrowings (predominantly obligations under finance leases)	168	47
Total note iii	1,284	1,308

Notes

i In all instances the holders of the debt instruments issued by these funds do not have recourse beyond the assets of those funds.

ii The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinate to the entitlements of the policyholders of that fund.

iii Maturity analysis
The following table sets out the contractual maturity analysis of the Group's borrowings attributable to with-profits operations:

	2009 £m	2008 £m
Less than 1 year	33	272
1 to 2 years	77	12
2 to 3 years	706	150
3 to 4 years	1	418
4 to 5 years	1	–
Over 5 years	466	456
Total	1,284	1,308

H14: Provisions and contingencies

Provisions

	2009 £m	2008 £m
Provision in respect of defined benefit pension schemes: I2		
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:		
Attributable to PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	122	67
Attributable to shareholder-financed operations (i.e. to shareholders' equity)	128	82
	250	149
Add back: Investments in Prudential insurance policies	187	157
Provision after elimination of investments in Prudential insurance policies and matching policyholder liability from Group statement of financial position	437	306
Other provisions (see below)	206	155
Total provisions	643	461

Analysis of other provisions:

	2009 £m	2008 £m
At 1 January	155	220
Charged to income statement:		
Additional provisions	148	48
Unused amounts released	(13)	(24)
Used during the year	(75)	(101)
Exchange differences	(9)	12
At 31 December	206	155
Comprising:		
Legal provisions	15	23
Restructuring provisions	17	21
Other provisions	174	111
Total	206	155

Of the other provisions balance of £206 million (2008: £155 million), £148 million (2008: £90 million) is expected to be settled within one year. Employer contributions expected to be paid into defined benefit pension schemes within one year are shown in note I2.

268 **Prudential plc** Annual Report 2009

Legal provisions

Of the legal provisions of £15 million (2008: £23 million) £11 million (2008:£23 million) relates to Jackson. Jackson has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. During 2009, £9 million was paid.

Restructuring provisions

Restructuring provisions of £17 million (2008: £21 million) relate to restructuring activities of UK insurance operations. In 2004 and 2005, UK insurance operations implemented restructurings relating to document management review, streamlining operations, and the relocation of activities to an offshore base in India. In December 2005, the Group announced an initiative for UK insurance operations to work more closely with M&G and in the process facilitate the realisation of substantial annualised pre-tax cost savings and opportunities for revenue synergies.

At 1 January 2008, a provision of £35 million was brought forward, and during 2008 an additional £4 million was provided, £7 million of unused provision was released, and £11 million was paid.

During 2009, £1 million of unused provision was released, and £3 million was paid.

Other provisions

Other provisions of £174 million (2008: £111 million) include provisions of £143 million (2008: £95 million) relating to staff benefit schemes. During 2009, another £112 million was provided (including exchange movements of £6 million), £10 million of unused provision was released and £54 million was paid. In 2008, a provision of £155 million was brought forward, an additional £37 million was provided, £15 million of unused provision was released and £82 million was paid. Other provisions also include £27 million (2008: £16 million) relating to various onerous contracts where, in 2009, an additional £15 million was provided and £4 million was used. In 2008, £11 million was brought forward, £10 million was provided and £5 million was paid. Other provisions also include £4 million of regulatory provisions, where £9 million was provided, £2 million of unused provision was released and £3 million was paid.

Contingencies and related obligations

Litigation

In addition to the legal proceedings relating to Jackson mentioned under the legal provisions section above, the Group is involved in other litigation and regulatory issues. Whilst the outcome of such matters cannot be predicted with certainty, the Company believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows.

Pension mis-selling review

In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, Independent Financial Advisers and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favour of private pension products introduced under the UK Income and Corporation Taxes Act 1988. The UK insurance regulator (previously the Personal Investment Authority, now the FSA), subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension products sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a result, the FSA required that all UK life insurance companies review their potential cases of pension mis-selling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated costs. The Group met the requirement of the FSA to issue offers to all cases by 30 June 2002.

The table below summarises the change in the pension mis-selling provision for the years ended 31 December 2009 and 2008. The change in the provision is included in benefits and claims in the income statement and the movement in unallocated surplus of with-profits funds has been determined accordingly.

	2009 £m	2008 £m
Balance at beginning of year	345	448
Changes to actuarial assumptions and method of calculation	20	(75)
Discount unwind	3	20
Redress to policyholders	(44)	(46)
Payment of administrative costs	(2)	(2)
Balance at end of year	322	345

The pension mis-selling provision is included within the liabilities in respect of investment contracts with discretionary participation features under IFRS 4.

The pension mis-selling provision at 31 December 2009 set out above of £322 million is stochastically determined on a discounted basis. The average discount rate implied in the movement in the year is 4.6 per cent. The undiscounted amounts at 31 December 2009 expected to be paid in each of the years ending 31 December are as follows:

FINANCIAL STATEMENTS
II

269

Notes on the Group financial statements > H: Other information on statement of financial position items > continued

H14: Provisions and contingencies continued

2009 £m

Year ended 31 December

2010 29

2011 8

2012 11

2013 12

2014 15

Thereafter 513

Total undiscounted amount 588

Aggregate discount (266)

Discounted pension mis-selling provision at 31 December 2009 322

The liability accounting for the contracts which are the subject of the mis-selling provision is reflected in two elements, namely the core policyholder liability determined on the basis applied for other contract liabilities and the mis-selling provision. The overall liability for these contracts remains appropriate in the context of the accounting for policyholder liabilities that determines the calculation of both elements. However, the constituent elements are reallocated and remeasured for the changes arising from the application of the realistic Peak 2 basis of liabilities for the core policyholder liability, as reflected in the IFRS policy improvement to apply the UK GAAP standard FRS 27 as described in section A4.

The Financial Ombudsman Service periodically updates the actuarial assumptions to be used in calculating the compensation payments, including interest rates and mortality assumptions. The pension mis-selling provision represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of discount.

The directors believe that, based on current information, the provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling as well as the costs and expenses of the Group’s pension review unit established to identify and settle such cases. Such provision represents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

The costs associated with the pension mis-selling review have been met from the inherited estate (see below). Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders’ pay-out values have been unaffected by pension mis-selling.

In 1998, Prudential stated that deducting mis-selling costs from the inherited estate would not impact its bonus or investment policy and it gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged. The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing.

This review was completed on 30 June 2002. The assurance will continue to apply to any policy in force at 31 December 2003, both for premiums paid before 1 January 2004, and for subsequent regular premiums (including future fixed, RPI or salary related increases and Department of Work and Pensions rebate business). The assurance has not applied to new business since 1 January 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The maximum amount of capital support available under the terms of the assurance will reduce over time.

The bonus and investment policy for each type of with-profits policy is the same irrespective of whether or not the assurance applies and this is expected to continue for the foreseeable future. Hence removal of the assurance for new business has had no impact on policyholder returns.

270 Prudential plc > Annual Report 2009

Mortgage endowment products review

In common with several other UK insurance companies, the Group used to sell low-cost endowment products related to repayment of residential mortgages. At sale, the initial sum assured is set at a level such that the projected benefits, including an estimate of the annual bonus receivable over the life of the policy, will equal or exceed the mortgage debt. Because of a decrease in expected future investment returns since these products were sold, the FSA is concerned that the maturity value of some of these products will be less than the mortgage debt. The FSA has worked with insurance companies to devise a programme whereby the companies write to customers indicating whether they may have a possible shortfall and outline the actions that the customers can take to prevent this possibility.

The Group is exposed to mortgage endowment products in respect of policies issued by Scottish Amicable Life plc (SAL) and policies issued by Scottish Amicable Life Assurance Society (SALAS) which were transferred into SAIF. At 31 December 2009, provisions of £4 million (2008: £5 million) in SAL and £35 million (2008: £40 million) in SAIF were held within policyholder liabilities to cover potential compensation in respect of mortgage endowment product mis-selling claims. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders.

In addition, in the year ended 31 December 2009 Prudential Assurance’s main with-profits fund paid compensation of £2 million (2008: £1 million) in respect of mortgage endowment products mis-selling claims and at 31 December 2009 held a provision of £47 million (2008: £54 million) in respect of further compensation. The movement in this provision has no impact on the Group’s profit before tax.

In May 2006, the Group introduced a deadline for both Prudential and Scottish Amicable mortgage endowment complaints. Impacted customers have three years to lodge a mis-selling complaint in line with the time limit prescribed by the FSA and the ABI.

Guaranteed annuities

Prudential Assurance used to sell guaranteed annuity products in the UK and at 31 December 2009 held a provision of £31 million (2008: £42 million) within the main with-profits fund within policyholder liabilities to honour guarantees on these products. The Group’s main exposure to guaranteed annuities in the UK is through SAIF and at 31 December 2009 a provision of £284 million (2008: £391 million) was held in SAIF to honour the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, the movement in this provision has no impact on shareholders.

Other matters

Inherited estate of the PAC long-term fund

The assets of the with-profits sub-fund (WPSF) within the long-term fund of The Prudential Assurance Company Limited (PAC) comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the WPSF is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the WPSF is called the ‘inherited estate’ and has accumulated over many years from various sources.

The inherited estate, as working capital, enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of certain significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

Support for long-term business funds by shareholders’ funds

As a proprietary insurance company, PAC is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the unallocated surplus of with-profits funds, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (‘the excess assets’) in the long-term funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group’s ability to satisfy policyholders’ reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the long-term funds to provide financial support.

In 1997, the business of SALAS, a mutual society, was transferred to PAC. In effecting the transfer, a separate sub-fund, SAIF, was established within PAC’s long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and the sub-fund is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of SAIF policies. With the exception of certain amounts in respect of the unitised with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF unallocated surplus. Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this note, and certain products which include a minimum guaranteed rate of accumulation, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

FINANCIAL STATEMENTS H

Notes on the Group financial statements > H: Other information on statement of financial position items > continued

H14: Provisions and contingencies continued

Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency. Due to the quality and diversity of the assets in SAIF and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the PAC long-term fund or the Group's shareholders' funds having to contribute to SAIF is remote.

Guarantees and commitments

Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson, included within other liabilities to be £15 million at 31 December 2009 (2008: £18 million). Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

At 31 December 2009, Jackson has unfunded commitments of £339 million (2008: £400 million) related to its investments in limited partnerships and of £89 million (2008: £24 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

Jackson owns debt instruments issued by securitisation trusts managed by PPM America. At 31 December, 2009, the support provided by certain forbearance agreements Jackson entered into with the counterparty to certain of these trusts could potentially expose Jackson to maximum losses of $750 million, if circumstances allowed the forbearance period to cease. Jackson believes that, so long as the forbearance period continues, the risk of loss under the agreements is remote.

The Group has provided other guarantees and commitments to third-parties entered into in the normal course of business but the Company does not consider that the amounts involved are significant.

H15: Other liabilities

	2009 £m	2008 £m
Creditors arising from direct insurance and reinsurance operations	615	552
Interest payable	83	139
Other items	179	199
Total	877	890

272 Prudential plc Annual Report 2009

Notes on the Group financial statements > I: Other notes

I1: Sale of legacy agency book and agency force in Taiwan to China Life Insurance Company of Taiwan

On 20 February 2009, the Company announced that it had entered into an agreement to sell the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan for the nominal sum of NT$1 subject to regulatory approval. In addition, the Company would invest £45 million to purchase a 9.99 per cent stake in China Life through a share placement. The business transferred represented 94 per cent of Prudential’s in-force liabilities in Taiwan and included Prudential’s legacy interest rate guaranteed products with IFRS basis gross assets at 31 December 2008 of £4.5 billion. After taking account of IFRS shareholders’ equity of the business at 31 December 2008, provisions for restructuring costs, and other costs the Group’s IFRS shareholders’ equity at 31 December 2008 was expected to decrease by approximately £595 million.

The Company retains its interest in life insurance business in Taiwan through its retained bank distribution partnerships and its direct investment of 9.99 per cent in China Life.

The sale was completed, following regulatory approval, on 19 June 2009. The trading results shown below are for the period

1 January to 19 June 2009.

The carrying value of the IFRS equity of the business, as applied in the calculation of the loss on sale, reflects the application of ‘grandfathered’ US GAAP under IFRS 4 of insurance assets and liabilities. US GAAP does not, and is not designed to, include the cost of holding economic capital to support the legacy interest rate guaranteed products as recognised under the Company’s supplementary reporting basis under European Embedded Value principles. The IFRS loss on sale reflects this missing element of the economic value. The effects on the IFRS income statement and equity attributable to shareholders is shown below.

The loss on sale and trading results of the Taiwan agency business for the period of ownership comprise:

2009 £m 2008 £m

Loss on sale:

As estimated and announced on 20 February 2009:

Proceeds – –

Net asset value attributable to equity holders of the Company and provision for restructuring costs (551) –

Goodwill written off (44) –

(595) –

Trading losses to completion, net of tax, as shown below 44 –

Minority interests and other adjustments (8) –

Loss on sale of the Taiwan agency business, gross and net of tax (as shown in income statement) (559) –

Trading results before tax (including short-term fluctuations in investment returns) (62) 1

Related tax 18 (4)

Total (44) (3)

Loss on sale and trading results of the Taiwan agency business:

Gross of tax (621) 1

Tax 18 (4)

Net of tax (603) (3)

Attributable to:

Equity holders of the Company (598) (3)

Minority interests (5) –

Loss on sale and results of the Taiwan agency business, net of tax (603) (3)

The loss on disposal of £559 million includes cumulative foreign exchange gains of £9 million recycled through the profit and loss account as required by IAS 21. The impact on shareholders’ funds of the disposal (including trading losses up to the date of disposal) is £607 million. The difference of £12 million from the estimate of £595 million reflects a number of minor adjustments.

FINANCIAL

STATEMENTS I

Notes on the Group financial statements > I: Other notes > continued

I1: Sale of legacy agency book and agency force in Taiwan to China Life Insurance Company of Taiwan continued

Cash and cash equivalents disposed of were £388 million and restructuring and other costs incurred in cash in the year were £64 million. In addition, the Company invested £45 million in China Life as described above. Accordingly, the cash outflow for the Group arising from the sale of the Taiwan agency business, as shown in the consolidated statement of cash flows, was £497 million.

In order to facilitate comparisons of the Group's retained businesses, the presentation of the segmental analysis of IFRS loss before shareholder tax (as shown in note B1) has been adjusted to show separately the result for the sold Taiwan agency business, as explained below.

	2008 £m		
	As previously published	Adjustment	Adjusted
Operating profit based on longer-term investment returns	1,347	(64)	1,283
Short-term fluctuations in investment returns	(1,783)	62	(1,721)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(14)	1	(13)
Results of sold Taiwan agency business	Included above	1	1
Loss before tax	(450)	–	(450)

I2: Staff and pension plans

a Staff and employment costs

The average number of staff employed by the Group during the year was:

	2009	2008
Business operations:		
UK operations	4,516	6,231
US operations	3,371	3,298
Asian operations	19,502	20,154
Total	27,389	29,683

The costs of employment were:

	2009 £m	2008 £m
Business operations:		
Wages and salaries	878	791
Social security costs	61	54
Other pension costs (see below)	95	78
Pension actuarial and other losses (gains) charged to income statement	138	(10)
	233	68
Total	1,172	913

Other pension costs comprises £57 million (2008: £47 million) relating to defined benefit schemes and £38 million (2008: £31 million) relating to defined contribution schemes of continuing operations. Of the defined contribution scheme costs, £27 million (2008: £21 million) related to overseas defined contribution schemes. The £57 million (2008: £47 million) relating to defined benefit schemes comprises a charge of £29 million (2008: £29 million) relating to PSPS and a charge of £28 million (2008: £18 million) for other schemes.

Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS as described in note (b)(i)1 below, the £29 million (2008: £29 million) for PSPS represents the cash cost of contributions for ongoing service of active members and the unwind of discount on the opening provision for deficit funding for PSPS. The charge of £28 million (2008: £18 million) for other schemes comprises a £19 million (2008: £7 million) charge on an economic basis, reflecting the total assets of the schemes, and a further £9 million (2008: £11 million) charge to adjust for amounts invested in Prudential insurance policies to arrive at the IAS 19 basis charge.

The loss of £138 million (2008: gains of £10 million) for actuarial and other gains comprises a loss of £155 million (2008: £21 million) for actuarial and other losses on an economic basis and £17 million actuarial gains (2008: £31 million) to adjust for amounts invested in Prudential insurance policies. The derivation of these amounts is shown in note (b)(i)7 on pages 282 and 283.

274 Prudential plc · Annual Report 2009

b Pension plans i Defined benefit plans

1 Summary

The Group business operations operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded wholly by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS); 86 per cent (2008: 87 per cent) of the underlying scheme liabilities of the Group defined benefit schemes are accounted for within PSPS.

The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G. For all three schemes the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit scheme in Taiwan but as part of the sale of the Taiwan agency business completed in June 2009, the Group settled the majority of the obligations under the scheme as a significant number of employees transferred out.

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2008. This valuation demonstrated the scheme to be 106 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme’s statutory funding objective. Accordingly, the total contributions to be made by the Group into the scheme were reduced from the previous arrangement of £70-£75 million per annum to £50 million per annum effective from 1 July 2009. As the scheme was in a surplus position at the valuation date, no formal deficit funding plan was required. However, recognising that there had been significant deterioration in the value of the scheme assets from 5 April 2008 to the date of the finalisation of the valuation, contributions to the scheme for additional funding of £25 million per annum, as well as the £25 million per annum employer’s contributions for ongoing service of current employees, was agreed with the Trustees subject to a reassessment when the next valuation is completed. The additional funding is akin to deficit funding. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC life fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity. In 2009 total contributions for the year including expenses and augmentations were £67 million at 31 December (2008: £79 million).

The valuation of the Scottish Amicable Pension Scheme as at 31 March 2008 demonstrated the scheme to be 91 per cent funded, with a shortfall of actuarially determined liabilities of nine per cent, representing a deficit of £38 million. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a seven year period were made from July 2009 of £7.3 million per annum. The IAS 19 deficit of the Scottish Amicable Pension Scheme at 31 December 2009 of £139 million (2008: £44 million) has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the PAC shareholders fund.

Subsequent to the year end, the valuation of the M&G Pension Scheme as at 31 December 2008 was finalised in January 2010. The valuation demonstrated the scheme to be 76 per cent funded, with a shortfall of actuarially determined assets to liabilities of £51 million. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period were made from January 2010 of £14.1 million per annum for the first two years and £9.3 million per annum for the subsequent three years. The IAS 19 deficit of the M&G Pension Scheme on an economic basis at 31 December 2009 was £36 million (2008: £23 million) and is wholly attributable to shareholders.

Under the IAS 19 valuation basis, the Group adopted IFRIC 14, ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ in 2008. Under IFRIC 14, on an economic basis the Group has not recognised the underlying PSPS surplus of £513 million gross of deferred tax (2008: £728 million) due to the Group not having an unconditional right of refund to any surplus in the scheme. Additionally, under IFRIC 14, the Group has also recognised a liability for committed deficit funding obligation to PSPS. Although the contributions would increase the surplus in the scheme, the corresponding asset will not be recognised in the Group accounts. At 31 December 2009, based on the new funding arrangement as described above, the Group has recognised a liability for deficit funding to 30 June 2012 for PSPS of £75 million, gross of deferred tax (2008: £65 million gross of deferred tax based on the previous deficit funding commitment to 5 April 2010).

The asset and liabilities of PSPS are unaffected by the impact of the application of IFRIC 14. PSPS is managed on an economic basis for the longer-term benefit of its current and deferred pensioners and active members. The surplus in PSPS is available to absorb future adverse asset value movements and, if required, strengthening in mortality assumptions.

As at 31 December 2009, after the effect of the application of IFRIC 14, the shareholders’ share of the pension liability for PSPS deficit funding obligation and the deficits of the defined benefit pension schemes amounted to a £92 million liability net of related tax relief (2008: £61 million). These amounts are determined after including amounts invested by the M&G scheme in Prudential policies as explained later in this note.

On the economic basis (including investments of the M&G scheme in Prudential policies as assets), for 2009, a £32 million (2008: £26 million) pre-tax shareholder charge to operating results based on longer-term returns arises. In addition, outside the operating result but included in total profits is a pre-tax shareholder loss of £74 million (2008: £14 million) for shareholders’ share of actuarial and other gains and losses.

FINANCIAL STATEMENTS I

Notes on the Group financial statements > I: Other notes > continued

I2: Staff and pension plans continued

In addition, also on the economic basis, the PAC with-profits sub-fund was charged £16 million (2008: charge of £10 million) for its share of the pension charge of PSPS and Scottish Amicable and charged with £81 million (2008: £7 million) for its share of net actuarial and other losses on the scheme assets and liabilities. As shareholder profits for the PAC with-profits sub-fund reflects the surplus for distribution, these amounts are effectively absorbed by an increased credit in the income statement for the transfer to the liability for unallocated surplus.

At 31 December 2009, after the effect of the application of IFRIC 14, the total share of the liability for deficit funding on PSPS and the deficit on the smaller Scottish Amicable Scheme attributable to the PAC with-profits fund amounted to a liability of £110 million (2008: £60 million) net of related tax relief.

2 Corporate governance

The rules of the Group's largest pension arrangement, the defined benefit section of PSPS, a final salary scheme, specify that, in exercising its investment powers, the Trustee's objective is to achieve the best overall investment return consistent with the security of the assets of the scheme. In doing this, consideration is given to the nature and duration of the scheme's liabilities. The Trustee sets the benchmark for the asset mix, following analysis of the liabilities by the Scheme's Actuary and, having taken advice from the Investment Managers, then selects benchmark indices for each asset type in order to measure investment performance against a benchmark return.

The Trustee reviews strategy, the asset mix benchmark and the Investment Managers' objectives every three years, to coincide with the Actuarial Valuation, or earlier if the Scheme Actuary recommends. Interim reviews are conducted annually based on changing economic circumstances and financial market levels.

The Trustee sets the general investment policy and specifies any restrictions on types of investment and the degrees of divergence permitted from the benchmark, but delegates the responsibility for selection and realisation of specific investments to the Investment Managers. In carrying out this responsibility, the Investment Managers are required by the Pensions Act 1995 to have regard to the need for diversification and suitability of investments. Subject to a number of restrictions contained within the relevant asset management agreements, the Investment Managers are authorised to invest in any class of investment asset. However, the Investment Managers will not invest in any new class of investment asset without prior consultation with the Trustee.

The Trustee consults the Principal Employer, the Prudential Assurance Company, on these investment principles, but the ultimate responsibility for the investment of the assets of the scheme lies with the Trustee.

The investment policies and strategies for the other two UK defined benefit schemes, the M&G Group Pension Scheme and the Scottish Amicable Staff Pension Scheme, which are both final salary schemes, follow similar principles, but have different target allocations reflecting the particular requirements of the schemes.

3 Assumptions

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2009 %	2008 %
Discount rate*	5.8	6.1
Rate of increase in salaries	5.7	5.0
Rate of inflation	3.7	3.0
Rate of increase of pensions in payment for inflation:		
Guaranteed (maximum 5%)	3.7	3.0
Guaranteed (maximum 2.5%)†	2.5	2.5
Discretionary†	2.5	2.5
Expected returns on plan assets	4.5	6.2

*The discount rate of 5.8 per cent has been determined by reference to an 'AA' corporate bond index adjusted, where applicable, to allow for the difference in duration between the index and the pension liabilities.

†The rates of 2.5 per cent shown are those for PSPS. Assumed rates of increase of pensions in payment for inflation for all other schemes are 3.7 per cent in 2009 (2008: 3.0 per cent).

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality, which is broadly based on adjusted versions of the medium cohort projections prepared by the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries.

276 Prudential plc · Annual Report 2009

The tables used for PSPS immediate annuities in payment at 31 December 2009 were:

Male: 108.6 per cent PNMA 00 with medium cohort improvements subject to a floor of 1.75 per cent up to the age of 90, decreasing linearly to zero by age of 120; and
Female: 103.4 per cent PNFA 00 with 75 per cent medium cohort improvements subject to a floor of 1.00 per cent up to the age of 90 and decreasing linearly to zero by age of 120.

The tables used for PSPS immediate annuities in payment at 31 December 2008 were:

Male: 100 per cent PMA 92 with CMIR17 improvements to the valuation date and medium cohort improvements subject to a floor of 1.75 per cent up to the age of 90, decreasing linearly to zero by age of 120; and
Female: 100 per cent PFA92 with CMIR17 improvements to the valuation date and 75 per cent medium cohort improvements subject to a floor of one per cent up to the age of 90 and decreasing linearly to zero by age of 120.

The assumed life expectancies on retirement at age 60, based on the mortality table used was:

	2009 years		2008 years	
	Male	Female	Male	Female
Retiring today	27.4	28.6	26.4	28.4
Retiring in 15 years' time	30.1	30.8	28.9	29.8

The mean term of the current PSPS liabilities is around 18 years.

Using external actuarial advice provided by the scheme actuaries being Towers Watson (previously known as Watson Wyatt) for the valuation of PSPS and by Aon Limited for the M&G scheme, and Xafinity for the Scottish Amicable scheme, the most recent full valuations have been updated to 31 December 2009, applying the principles prescribed by IAS 19.

4 Summary financial position

The Group liability in respect of defined benefit pension schemes is as follows:

	2009 £m	2008 £m
Economic position:		
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:		
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	(122)	(67)
Attributable to shareholder-backed operations (i.e. to shareholders' equity)	(128)	(82)
Economic deficit – as explained in note 5 below	(250)	(149)
Exclude: investments in Prudential insurance policies (offset on consolidation in the Group financial statements against insurance liabilities)	(187)	(157)
Deficit under IAS 19 included in provisions in the statement of financial position – as explained in note 7 below	(437)	(306)

The following disclosures explain the economic position and IAS 19 basis of accounting after eliminating investment in Prudential insurance policies on consolidation.

5 Group economic financial position

The following tables illustrate the movement on the financial position of the Group's defined benefit pension schemes on an economic basis. The underlying position reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. At 31 December 2009, the investments in Prudential policies comprise £101 million (£2008: £103 million) for PSPS and £187 million (2008: £157 million) for the M&G scheme.

Separately, the economic financial position also includes the effect of the application of IFRIC 14, whereby for PSPS, where there are constraints in the trust deed to prevent the company access, the surplus is not recognised and a liability to additional funding (as described earlier) is established.

FINANCIAL STATEMENTS I

277

Notes on the Group financial statements > I: Other notes > continued

I2: Staff and pension plans continued

Estimated pension scheme deficit – economic basis

Movements on the pension scheme deficit (determined on the 'economic basis') are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2009 £m					
		(Charge) credit to income statement				
	Surplus (deficit) in scheme at 1 January 2009	Operating results (based on longer-term investment returns) note b	Actuarial and other gains and losses note c	Contributions paid	Disposal of Taiwan agency business*	Surplus (deficit) in scheme at 31 Dec 2009 note a
All schemes						
Underlying position (without the effect of IFRIC 14)						
Surplus (deficit)	644	(71)	(337)	85	17	338
Less: amount attributable to PAC with-profits fund	(483)	33	207	(42)	–	(285)
Shareholders' share:						
Gross of tax surplus (deficit)	161	(38)	(130)	43	17	53
Related tax	(47)	11	36	(11)	(4)	(15)
Net of shareholders' tax	114	(27)	(94)	32	13	38
Effect of IFRIC 14						
Surplus (deficit)	(793)	23	182	–	–	(588)
Less: amount attributable to PAC with-profits fund	550	(17)	(126)	–	–	407
Shareholders' share:						
Gross of tax surplus (deficit)	(243)	6	56	–	–	(181)
Related tax	68	(2)	(15)	–	–	51
Net of shareholders' tax	(175)	4	41	–	–	(130)
With the effect of IFRIC 14						
Surplus (deficit)	(149)	(48)	(155)	85	17	(250)
Less: amount attributable to PAC with-profits fund	67	16	81	(42)	–	122
Shareholders' share:						
Gross of tax surplus (deficit)	(82)	(32)	(74)	43	17	(128)
Related tax	21	9	21	(11)	(4)	36
Net of shareholders' tax	(61)	(23)	(53)	32	13	(92)

*Including the effect of exchange translation difference.

278 Prudential plc · Annual Report 2009

	2008 £m						
		(Charge) credit to income statement					
	Surplus (deficit) in scheme at 1 January 2008	Operating results (based on longer-term investment returns) note b	Actuarial and other gains and losses note c	Results of sold Taiwan agency business	Contributions paid	Exchange	Surplus (deficit) in scheme at 31 Dec 2008 note a
All schemes							
Underlying position (without the effect of IFRIC 14)							
Surplus (deficit)	447	46	61	(1)	95	(4)	644
Less: amount attributable to PAC with-profits fund	(338)	(48)	(49)		(48)		(483)
Shareholders' share:							
Gross of tax surplus (deficit)	109	(2)	12	(1)	47	(4)	161
Related tax	(33)	1	(2)		(13)		(47)
Net of shareholders' tax	76	(1)	10	(1)	34	(4)	114
Effect of IFRIC 14							
Surplus (deficit)	(630)	(82)	(81)	–	–		(793)
Less: amount attributable to PAC with-profits fund	436	58	56	–	–		550
Shareholders' share:							
Gross of tax (deficit) surplus	(194)	(24)	(25)	–	–		(243)
Related tax	55	6	7	–	–		68
Net of shareholders' tax	(139)	(18)	(18)	–	–		(175)
With the effect of IFRIC 14							
Surplus (deficit)	(183)	(36)	(20)	(1)	95	(4)	(149)
Less: amount attributable to PAC with-profits fund	98	10	7	–	(48)		67
Shareholders' share:							
Gross of tax (deficit) surplus	(85)	(26)	(13)	(1)	47	(4)	(82)
Related tax	22	7	5		(13)		21
Net of shareholders' tax	(63)	(19)	(8)	(1)	34	(4)	(61)

a On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the underlying statements of financial position of the schemes at 31 December were:

	2009 £m				2008 £m			
	PSPS	Other schemes note iii	Total	%	PSPS	Other schemes note iii	Total	%
Equities	830	266	1,096	20	823	213	1,036	19
Bonds	3,406	280	3,686	67	2,430	277	2,707	51
Properties	272	15	287	5	283	18	301	6
Cash-like investments note i	441	2	443	8	1,267	6	1,273	24
Total value of assets	4,949	563	5,512	100	4,803	514	5,317	100
Present value of benefit obligations	(4,436)	(738)	(5,174)		(4,075)	(598)	(4,673)	
	513	(175)	338		728	(84)	644	
Effect of the application of IFRIC 14 for pension schemes:								
Derecognition of PSPS surplus	(513)	–	(513)		(728)	–	(728)	
Set up obligation for deficit funding for PSPS	(75)	–	(75)		(65)	–	(65)	
Pre-tax deficit note ii	(75)	(175)	(250)		(65)	(84)	(149)	

FINANCIAL STATEMENTS
I

279

Notes on the Group financial statements > I: Other notes > continued

I2: Staff and pension plans continued

Notes

i The PSPS has entered into a derivatives based strategy to match the duration and inflation profile of its liabilities. This involved a reallocation from other investments to cash-like investments with an interest and inflation swap overlay. In broad terms, the scheme is committed to making a series of payments related to LIBOR on a nominal amount and in return the scheme receives a series of fixed and inflation-linked payments which match a proportion of its liabilities. As at 31 December 2009, the nominal value of the interest and inflation-linked swaps amounted to £1.1 billion (2008: £1.2 billion) and £1.9 billion (2008: £0.3 billion) respectively.

ii The resulting scheme deficit arising from the excess of liabilities over assets at 31 December 2009 of £250 million (2008: £149 million) comprised a deficit of £122 million (2008: deficit of £67 million) attributable to the PAC with-profits fund and deficit of £128 million (2008: deficit of £82 million) attributable to shareholder operations.

iii In addition to PSPS, there are two smaller schemes in the UK, the Scottish Amicable Pension Scheme, and the M&G Pension Scheme, with a combined deficit at 31 December 2009 of £175 million (2008: £67 million), gross of tax. There is also a small scheme in Taiwan, which at 31 December 2009 had a deficit of nil (2008: £17 million), gross of tax. As part of the sale of the Taiwan agency business in June 2009 the Group has settled the majority of the obligations under the Taiwan scheme relating to the employees who were transferred out.

The movements in the deficit on the 'economic basis' between scheme assets and liabilities were:

	2009 £m	2008 £m
Current service cost	(11)	(19)
Curtailment credit	–	14
Other finance income	(8)	(2)
Cash costs and unwind of discount on opening provision for deficit funding for PSPS	(29)	(29)
Contributions	85	95
Actuarial and other gains and losses	(155)	(20)
Movement due to the sold Taiwan agency business and exchange translation difference	17	(5)
Net decrease in deficit	(101)	34

b The components of the (charge) credit to operating results (gross of allocation of the share attributable to the PAC with-profits fund) are as follows:

	2009 £m	2008 £m
Service cost	(34)	(45)
Curtailment credit	–	44
Finance (expense) income:		
Interest on pension scheme liabilities	(277)	(289)
Expected return on assets	240	336
Total (charge) credit without the effect of IFRIC 14	(71)	46
Effect of IFRIC 14 for pension schemes	23	(82)
Total charge after the effect of IFRIC 14	(48)	(36)

The net charge to operating profit (gross of the share attributable to the PAC with-profits fund) of £48 million (2008: £36 million) is made up of a charge of £29 million (2008: £29 million) relating to PSPS and a charge of £19 million (2008: £7 million) for other schemes. This net charge represents:

	2009 £m	2008 £m
Underlying IAS 19 charge for other pension schemes	(19)	(7)
Cash costs for PSPS	(25)	(25)
Unwind of discount on opening provision for deficit funding for PSPS	(4)	(4)
	(48)	(36)

Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the charge to operating profit on longer-term investment returns for PSPS reflects the cash cost of contributions for ongoing service of active members. In addition, the charge to the operating results also includes a charge for the unwind of discount on the opening provision for deficit funding for PSPS.

280 Prudential plc · Annual Report 2009

c The components of the credit (charge) for actuarial and other gains and losses (gross of allocation of the share attributable to the PAC with-profits fund but excluding the charge relating to the sold Taiwan agency business) are as follows:

	2009 £m	2008 £m
Actual less expected return on assets	108	(356)
(Losses) gains on changes of assumptions for plan liabilities	(521)	272
Experience gains on liabilities	76	145
Total charge without the effect of IFRIC 14	(337)	61
Effect of IFRIC 14 for pension schemes	182	(81)
Actuarial and other gains and losses after the effect of IFRIC 14	(155)	(20)

The net charge for actuarial and other gains and losses is recorded within the income statement but, within the segmental analysis of profit, the shareholders' share of actuarial and other gains and losses (i.e. net of allocation of the share to the PAC with-profits funds) is excluded from operating profit based on longer-term investment returns.

The 2009 actuarial losses of £337 million primarily reflects the effect of increases in inflation rates and decrease in risk discount rates partially offset by the excess of market returns over long-term assumptions and experience gains on liabilities.

Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the actuarial gains and losses do not include those of PSPS. In addition, as a result of applying IFRIC 14, the Group has recognised a provision for deficit funding in respect of PSPS. The change in 2009 in relation to this provision recognised above as other gains and losses on defined benefit pension schemes was £48 million (2008: £13 million).

6 Movement in IAS 19 basis financial position

The change in the present value of the benefit obligation and the change in fair value of the assets for the total of the PSPS, Scottish Amicable, M&G and Taiwan schemes over the period were as follows:

	2009 £m					
	PSPS	Other schemes				Total
	Provision for deficit funding	IAS 19 basis: change in fair value of plan assets	Investments in Prudential insurance policies	Economic basis: total assets	IAS 19 basis: change in present value of benefit obligations	Economic basis: net obligations
Fair value of plan assets, beginning of year		357	157	514		514
Present value of benefit obligation, beginning of year					(598)	(598)
Provision for deficit funding for PSPS	(65)					(65)
	(65)	357	157	514	(598)	(149)
Service cost – current charge only					(11)	(11)
Interest cost					(35)	(35)
Expected return on plan assets		18	9	27		27
Employee contributions			1	1	(1)	–
Employer contributions	67	9	9	18		85
Actuarial gains (losses)		6	17	23	(130)	(107)
Benefit payments		(11)	(6)	(17)	17	–
Cash costs and unwind of discount on the opening provision for deficit funding for PSPS	(29)					(29)
Movement in the provision for deficit funding for PSPS	(48)					(48)
Disposal of Taiwan agency business, including exchange translation difference		(3)		(3)	20	17
Fair value of plan assets, end of year		376	187	563		563
Present value of benefit obligation, end of year					(738)	(738)
Provision for deficit funding of PSPS	(75)					(75)
Economic basis deficit						(250)

FINANCIAL STATEMENTS

281

Notes on the Group financial statements > I: Other notes > continued

I2: Staff and pension plans continued

	2008 £m					
	PSPS	Other schemes				Total
	Provision for deficit funding	IAS 19 basis: change in fair value of plan assets	Investments in Prudential insurance policies	Economic basis: total assets	IAS 19 basis: change in present value of benefit obligations	Economic basis: net obligations
Fair value of plan assets, beginning of year		401	172	573		573
Present value of benefit obligation, beginning of year					(654)	(654)
Provision for deficit funding for PSPS	(102)					(102)
	(102)	401	172	573	(654)	(183)
Service cost – current charge only					(19)	(19)
Curtailment credit					14	14
Interest cost					(39)	(39)
Expected return on plan assets		26	11	37		37
Employee contributions			1	1	(1)	–
Employer contributions	79	7	9	16		95
Actuarial gains (losses)		(67)	(31)	(98)	90	(8)
Benefit payments		(10)	(5)	(15)	15	–
Cash costs and unwind of discount on the opening provision for deficit funding for PSPS	(29)					(29)
Movement in the provision for deficit funding for PSPS	(13)					(13)
Exchange translation difference					(4)	(4)
Fair value of plan assets, end of year		357	157	514		514
Present value of benefit obligation, end of year					(598)	(598)
Provision for deficit funding of PSPS	(65)					(65)
Economic basis deficit						(149)

7 IAS 19 basis financial position as consolidated

The IAS 19 basis pensions deficit can be summarised as follows:

	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Fair value of plan assets, end of year	**5,224**	5,057	5,150	4,988	4,622
Present value of funded benefit obligation	**(4,951)**	(4,493)	(4,826)	(5,023)	(5,228)
Funded status	**273**	564	324	(35)	(606)
Present value of unfunded obligations (M&G scheme)*	**(223)**	(180)	(189)	(187)	(190)
	50	384	135	(222)	(796)
Effect of the application of IFRIC 14 for pension schemes					
Derecognition of PSPS' surplus	**(513)**	(728)	(528)	(141)	–
Set up obligation for deficit funding for PSPS	**(75)**	(65)	(102)	(143)	–
Adjustment in respect of investment of PSPS in Prudential policies	**101**	103	140	126	–
Deficit recognised in the statement of financial position	**(437)**	(306)	(355)	(380)	(796)

* The M&G pension scheme assets are invested in Prudential insurance policies. For IFRS accounting purposes, the M&G scheme is in effect unfunded. Please see above for more details.

282 Prudential plc Annual Report 2009

	2009 £m	2008 £m
Components of net periodic pension cost		
Current service cost	**(34)**	(45)
Curtailment credit	**–**	44
Interest cost	**(277)**	(289)
Expected return on assets – economic basis	**240**	336
Less: expected return on investments of scheme assets in Prudential insurance policies	**(16)**	(22)
Expected return on assets – IAS 19 basis†	**224**	314
	(87)	24
Effect of the application of IFRIC 14	**30**	(71)
Pension cost (as referred to in note[2a])	**(57)**	(47)
Actuarial gains and losses – economic basis	**(337)**	60
Less: actuarial gains on investments of scheme assets in Prudential insurance policies	**8**	79
	(329)	139
Effect of the application of IFRIC 14	**191**	(129)
Actuarial gains and losses – IAS 19 basis* (as referred to in note[2a])	**(138)**	10
Net periodic pension cost (included within acquisition and other operating expenditure in the income statement)	**(195)**	(37)

* Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the effect on the net periodic pension cost for PSPS was to replace the usual IAS 19 pension charges and credits with the cash cost of contribution for ongoing services of active members and also not to report the actuarial gains and losses.

† In determining the expected return on scheme assets for 2009, the 4.5 per cent rate shown below has been applied to the opening assets.

The long-term expected rate of return has been taken to be the weighted average (by market value) of the long-term expected rates of return on each major asset class shown below:

	2009		2008		2007		2006		2005	
	£m	%	£m	%	£m	%	£m	%	£m	%
Scheme assets (IAS 19 basis before effect of IFRIC 14)										
Equity	**917**	**18**	875	17	1,332	26	1,432	29	2,376	51
Bonds	**3,587**	**69**	2,619	52	1,299	25	2,185	44	1,593	35
Properties	**278**	**5**	290	6	583	11	621	12	575	12
Cash-like investments	**442**	**8**	1,273	25	1,936	38	750	15	78	2
Total	**5,224**	**100**	5,057	100	5,150	100	4,988	100	4,622	100

	Prospectively for 2010 %	2009 %	2008 %
Long-term expected rate of return			
Equity	**8.5**	6.8	7.5
Bonds	**5.3**	4.8	5.4
Properties	**6.75**	6.05	6.75
Cash	**4.75**	2.0	5.5
Weighted average long-term expected rate of return	**5.9**	4.5	6.1

The expected rates of return have been determined by reference to long-term expectations, the carrying value of the assets and equity and other market conditions at the statement of financial position date.

The actual return on scheme assets was a gain of £348 million (2008: loss of £20 million) on an IAS 19 basis.

FINANCIAL STATEMENTS I

283

Notes on the Group financial statements > I: Other notes > continued

I2: Staff and pension plans continued

None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group.

	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Fair value of scheme assets, end of year (IAS 19 basis)	**5,224**	5,057	5,150	4,988	4,622
Present value of the benefit obligation, end of year	**(5,174)**	(4,673)	(5,015)	(5,210)	(5,418)
Underlying scheme assets in surplus (deficit) of benefit obligation, before the effect of IFRIC 14	**50**	384	135	(222)	(796)
Experience adjustments on scheme liabilities	**76**	145	(14)	18	1
Percentage of scheme liabilities at 31 December	**1.47%**	3.10%	0.28%	(0.35)%	(0.02)%
Experience adjustments on scheme assets (IAS 19 basis)	**100**	(277)	(7)	140	527
Percentage of scheme assets at 31 December	**1.91%**	(5.48)%	(0.14)%	2.81%	11.42%

The experience adjustments on scheme liabilities in 2008 of a gain of £145 million related mainly to the 'true up' reflecting improvements in data consequent upon the 2008 triennial valuation of PSPS.

Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending 31 December 2010 amounts to £88 million (2009: £98 million).

B Sensitivity of the pension scheme liabilities of the PSPS, Scottish Amicable and M&G pension schemes to key variables

The table below shows the sensitivity of the underlying PSPS, Scottish Amicable and M&G pension scheme liabilities at 31 December 2009 of £4,436 million, £515 million and £223 million respectively (2008: £4,075 million, £398 million and £180 million) to changes in discount rates and inflation rates.

2009

Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis	
Discount rate	Decrease by 0.2% from 5.8% to 5.6%	Increase in scheme liabilities by:	
		PSPS	3.5%
		Scottish Amicable	5.2%
		M&G	4.9%
Discount rate	Increase by 0.2% from 5.8% to 6.0%	Decrease in scheme liabilities by:	
		PSPS	3.2%
		Scottish Amicable	4.8%
		M&G	4.9%
Rate of inflation	Decrease by 0.2% from 3.7% to 3.5% with consequent reduction in salary increases	Decrease in scheme liabilities by:	
		PSPS	0.9%
		Scottish Amicable	4.9%
		M&G	4.5%

2008

Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis	
Discount rate	Decrease by 0.2% from 6.1% to 5.9%	Increase in scheme liabilities by:	
		PSPS	3.3%
		Scottish Amicable	4.9%
		M&G	4.5%
Discount rate	Increase by 0.2% from 6.1% to 6.3%	Decrease in scheme liabilities by:	
		PSPS	3.1%
		Scottish Amicable	4.6%
		M&G	4.2%
Rate of inflation	Decrease by 0.2% from 3.0% to 2.8% with consequent reduction in salary increases	Decrease in scheme liabilities by:	
		PSPS	0.8%
		Scottish Amicable	4.5%
		M&G	3.8%

284 Prudential plc · Annual Report 2009

The sensitivity of the underlying pension scheme liabilities to changes in discount rates and inflation rates as shown above does not directly equate to an impact on the profit or loss attributable to shareholders or shareholders’ equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described in note (b)(i)(1) above.

For PSPS, the underlying surplus of the scheme of £513 million (2008: £728 million) has not been recognised under IFRIC 14. Any change in the underlying scheme liabilities to the extent that it is not sufficient to alter PSPS into a liability in excess of the deficit funding provision will not have an impact on the Group’s results and financial position.

In the event that a change in the PSPS scheme liabilities results in a deficit position for the scheme which is recognisable, the deficit recognised affects the Group’s results and financial position only to the extent of the amounts attributable to shareholder operations. The amounts attributable to the PAC with-profits fund are absorbed by the liability for unallocated surplus and have no direct effect on the profit or loss attributable to shareholders or shareholders’ equity. This applies similarly to the Scottish Amicable scheme, whose deficit has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the PAC shareholders fund.

9 Transfer value of PSPS scheme

At 31 December 2009, it is estimated that the assets of the scheme are broadly sufficient to cover the liabilities of PSPS on a ‘buyout’ basis including an allowance for expenses. The ‘buyout’ basis refers to a basis that might apply in the circumstance of a transfer to another appropriate financial institution. In making this assessment it has been assumed that a more conservative investment strategy applies together with a more prudent allowance for future mortality improvements and no allowance for discretionary pension increases.

ii Other pension plans

The Group operates various defined contribution pension schemes including schemes in Jackson and Asia. As noted earlier, the cost of the Group’s contributions for continuing operations to these schemes in 2009 was £38 million (2008: £31 million).

I3: Share-based payments

The Group maintains 10 main share award and share option plans relating to Prudential plc shares, which are described below.

The Group Performance Share Plan (GPSP) is the incentive plan in which all executive directors and other senior executives within the Group can participate. This scheme was established as a replacement for the Restricted Share Plan (RSP) under which no further awards could be made after March 2006. Awards are granted either in the form of a nil cost option, conditional right over shares, or such other form that shall confer to the participant an equivalent economic benefit, with a vesting period of three years. The performance measure for the awards is that Prudential’s Total Shareholder Return (TSR) outperforms an index comprising of peer companies. Vesting of the awards between each performance point is on a straight line sliding scale basis. Participants are entitled to the value of reinvested dividends that would have accrued on the shares that vest. Shares are currently purchased in the open market by a trust for the benefit of qualifying employees. Beginning 2010, newly issued shares will be used in settling the awards that vest and are released.

The RSP was, until March 2006, the Group’s long-term incentive plan for executive directors and other senior executives designed to provide rewards linked to shareholder return. Each year participants were granted a conditional option to receive a number of shares. There was a deferment period of three years at the end of which the award vested to an extent that depended on the performance of the Group’s shares including notional reinvested dividends and on the Group’s underlying financial performance. After vesting, the option may be exercised at zero cost at any time, subject to closed period rules, in the balance of a 10-year period. Shares are purchased in the open market by a trust for the benefit of qualifying employees.

The Business Unit Performance Plan (BUPP) is an incentive plan created to provide a common framework under which awards would be made to senior employees in the UK, Jackson and Asia including the Chief Executive Officers. Awards under this plan are based on growth in Shareholder Capital Value on the European Embedded Value (EEV) basis with performance measured over three years. Upon vesting of awards made up to 2008, half of the awards will be released as shares and the other half released in cash. In the year ending 31 December, 2009 all awards made will be settled in shares after vesting. Participants are entitled to receive the value of reinvested dividends over the performance period for those shares that vest. The growth parameters for the awards are relevant to each region and vesting of the awards between each performance point is on a straight line sliding scale basis.

UK-based executive directors are eligible to participate in the Prudential HM Revenue & Customs (HMRC) approved UK Savings Related Share Option Scheme (SAYE scheme) and the Asia-based executive directors can participate in the equivalent International SAYE scheme. The schemes allow employees to save towards the exercise of options over Prudential plc shares, at an option price set at the beginning of the savings period at a discount of up to 20 per cent to the market price. In 2009, the rules governing the SAYE scheme were amended so that savings contracts for seven years was discontinued and employees may save up to £250 per month for three or five years. On maturity at the end of the set term, participants may exercise their options within six months of the end of the savings period and purchase Prudential plc shares. If an option is not exercised within six months, participants are entitled to a refund of their cash contributions plus interest if applicable under the rules. Shares are issued to satisfy options that are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and other share option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company’s ordinary share capital at the proposed date of grant.

FINANCIAL

STATEMENTS I

Notes on the Group financial statements > I: Other notes > continued

I3: Share-based payments continued

UK-based executive directors are also eligible to participate in the Company's HMRC approved Share Incentive Plan which allows all UK-based employees to purchase shares of Prudential plc (partnership shares) on a monthly basis out of gross salary. For every four partnership shares bought, an additional matching share is awarded, purchased on the open market. Dividend shares accumulate while the employee participates in the plan. Partnership shares may be withdrawn from the scheme at any time. If the employee withdraws from the plan within five years, the matching shares are forfeit and if within three years, dividend shares are forfeit.

Jackson operates a performance-related share award which, subject to the prior approval of the Jackson Remuneration Committee, may grant share awards to eligible Jackson employees in the form of a contingent right to receive shares or a conditional allocation of shares. These share awards have vesting periods of four years and are at nil cost to the employee. Award holders do not have any right to dividends or voting rights attaching to the shares. The shares are held in the employee share trust in the form of American Depository Receipts which are tradable on the New York Stock Exchange.

The Prudential Corporation Asia Long-Term Incentive Plan (PCA LTIP) is an incentive plan created in 2008 for senior employees and Chief Executive Officers to replace the Asia Business Unit Performance Plan (BUPP). Awards under the new PCA LTIP will vest after three years subject to the employee being in employment at the time of vesting without any performance conditions. Awards will be discretionary and on a year by year basis determined by Prudential's full year financial results and the employee's contribution to the business. All awards will be in Prudential shares except for countries where share awards are not feasible due to securities and/or tax reasons, where awards will be replaced by the cash value of the shares that would otherwise have been transferred.

Certain senior executives have annual incentive plans with awards paid in cash up to the target level of their plan. The portion of any award for above target performance is made in the form of awards of shares deferred for three years, with the release of shares subject to close periods. The shares are held in the employee share trust and shares equivalent to dividends otherwise payable will accumulate for the benefit of award holders during the deferral period up to the release date.

In addition, there are other share awards including the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP), Prudential Capital Deferred Bonus Plan (PruCap DBP) and other arrangements. There are no performance conditions attaching to these deferred bonus plans and awards vest in full subject to the individual being employed by Prudential at the end of the vesting period. The other arrangements relate to various awards that have been made without performance conditions to individual employees, typically in order to secure their appointment or ensure retention.

	2009		2008	
Options outstanding (including conditional options)	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £
Beginning of year:	12.7	2.44	14.5	2.57
Granted	14.0	2.28	6.9	3.28
Exercised	(1.7)	1.05	(3.5)	2.73
Forfeited	(0.8)	2.48	(1.5)	0.69
Expired	(5.3)	3.77	(3.7)	4.94
End of year	18.9	2.07	12.7	2.44
Options immediately exercisable, end of year	0.3	4.16	0.6	2.29

The weighted average share price of Prudential plc for the year ended 31 December 2009 was £4.17 compared to £5.46 for the year ended 31 December 2008.

Movements in share awards outstanding under the Group's share-based compensation plans relating to Prudential plc shares at 31 December 2009 and 2008 were as follows:

Awards outstanding	2009 Number of awards millions	2008 Number of awards millions
Beginning of year:	8.6	8.0
Granted	7.9	3.5
Exercised	(2.2)	(1.7)
Forfeited	(0.8)	(0.9)
Expired	(1.0)	(0.3)
End of year	12.5	8.6

286 Prudential plc · Annual Report 2009

The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options) outstanding at 31 December 2009.

	Outstanding			Exercisable	
Range of exercise prices	Number outstanding millions	Weighted average remaining contractual life years	Weighted average exercise prices £	Number exercisable millions	Weighted average exercise prices £
Between £0 and £1	6.7	8.6	–	0.0	–
Between £1 and £2	–	–	–	–	–
Between £2 and £3	10.0	3.6	2.88	–	–
Between £3 and £4	0.1	1.0	3.62	0.1	3.43
Between £4 and £5	1.5	3.0	4.37	0.2	4.73
Between £5 and £6	0.6	1.9	5.60	0.0	5.65
Between £6 and £7	–	–	–	–	–
Between £7 and £8	–	–	–	–	–
	18.9	5.2	2.07	0.3	4.16

The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options) outstanding at 31 December 2008.

	Outstanding			Exercisable	
Range of exercise prices	Number outstanding millions	Weighted average remaining contractual life years	Weighted average exercise prices £	Number exercisable millions	Weighted average exercise prices £
Between £0 and £1	5.9	8.3	–	0.3	–
Between £1 and £2	–	–	–	–	–
Between £2 and £3	0.3	1.7	2.66	0.0	2.66
Between £3 and £4	0.5	1.4	3.56	0.0	3.65
Between £4 and £5	4.6	3.3	4.45	0.3	4.07
Between £5 and £6	1.4	2.8	5.59	–	–
Between £6 and £7	0.0	0.4	6.17	0.0	6.17
Between £7 and £8	–	–	–	–	–
	12.7	5.5	2.44	0.6	2.29

The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

The weighted average fair values of Prudential plc options and awards granted during the period are as follows:

	2009 £			2008 £		
	Weighted average fair value			Weighted average fair value		
	GPSP	Other options	Awards	GPSP	Other options	Awards
	3.52	1.55	4.67	4.16	2.14	5.69

The fair value amounts relating to all options including conditional nil cost options above were determined using the Black-Scholes and the Monte Carlo option-pricing models using the following assumptions:

	2009		2008	
	GPSP	Other options	GPSP	Other options
Dividend yield (%)	4.41	4.41	3.60	3.60
Expected volatility (%)	56.21	60.55	30.87	34.67
Risk-free interest rate (%)	1.92	2.15	4.23	4.46
Expected option life (years)	3.00	3.67	3.00	3.74
Weighted average exercise price (£)	–	2.96	–	4.74
Weighted average share price (£)	4.83	3.82	6.63	6.16

FINANCIAL STATEMENTS I

287

Notes on the Group financial statements > I: Other notes > continued

I3: Share-based payments continued

Under IFRS, compensation costs for all share-based compensation plans are determined using the Black-Scholes model and the Monte Carlo model. Share options and awards are valued using the share price at the date of grant. The compensation costs for all awards and options are recognised in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options and awards other than the GPSP, for which the Group uses a Monte Carlo model in order to allow for the impact of the TSR performance conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

The expected volatility is measured as the standard deviation of expected share price returns based on statistical analysis of daily share prices over a period up to the grant date equal to the expected life of options. Risk-free interest rates are UK gilt rates with projections for three, five and seven year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over the year of grant and expected dividends are not incorporated into the measurement of fair value. For the GPSP, volatility and correlation between Prudential and an index constructed from a simple average of the TSR growth of 11 companies is required. For grants in 2009, an average index volatility and correlation of 40 per cent and 83 per cent respectively, were used. Changes to the subjective input assumptions could materially affect the fair value estimate.

When options are granted or awards made to employees, an estimate is made of what percentage is more than likely to vest, be forfeited, lapse or cancelled based on historical information. Based on these estimates, compensation expense to be accrued at that date is calculated and amortised over the vesting period. For early exercises of options or release of awards due to redundancy, death or resignation, the compensation expense is immediately recognised and for forfeitures due to employees leaving the Group, any previously recognised expense is reversed. However, if an employee loses their award because of the Group's failure to meet the performance criteria, previously recognised expense is not reversed.

During the year, the Group granted share options to certain non-employee independent financial advisors. Those options were measured using the Black-Scholes option pricing model with assumptions consistent with those of other share options. These transactions were measured using an option model because the Group does not receive a separate and measurable benefit from those non-employees in exchange for the options granted. As such, the fair value of the options themselves is more readily determinable than the services received in return.

c Total share-based payment expense

Total expense recognised in the year in the consolidated financial statements related to share-based compensation is as follows:

	2009 £m	2008 £m
Share-based compensation expense	37	23
Amount accounted for as equity-settled	29	27
Carrying value at 31 December of liabilities arising from share-based payment transactions	13	12
Intrinsic value of above liabilities for which rights had vested at 31 December	7	4

I4: Key management remuneration

Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Total key management remuneration amounts to £20,989,000 (2008: £18,122,000). This comprises salaries and short-term benefits of £11,570,000 (2008: £10,425,000), post-employment benefits of £1,132,000 (2008: £1,003,000), leaving benefits of £915,000 (2008: £507,000) and share-based payments of £7,372,000 (2008: £6,187,000).

Post-employment benefits comprise the change in the transfer value of the accrued benefit relating to directors' defined benefit pension schemes in the year and the total contributions made to directors' other pension arrangements.

The share-based payments charge is the sum of £5,270,000 (2008: £4,624,000), which is determined in accordance with IFRS 2, 'Share-Based Payments' (see note I3) and £2,102,000 (2008: £1,563,000) of deferred share awards.

Total key management remuneration includes total directors' emoluments of £15,090,000 (2008: £12,683,000) as shown in the directors' remuneration table and related footnotes in the directors' remuneration report, and additional amounts in respect of pensions and share-based payments. Further information on directors' remuneration is given in the directors' remuneration report.

288 Prudential plc Annual Report 2009

I5: Fees payable to auditor

	2009 £m	2008 £m
Fees payable to the Company's auditor for the audit of the Company's annual accounts	1.8	1.6
Fees payable to the Company's auditor and its associates for other services:		
Audit of subsidiaries and associates pursuant to legislation	5.5	5.0
Other services supplied pursuant to legislation	2.7	2.4
Other services relating to taxation	0.6	0.6
Valuation and actuarial services	0.1	0.7
Services relating to corporate finance transactions	0.7	–
All other services	1.0	0.5
Total	12.4	10.8

In addition, there were fees incurred of £0.2 million (2008: £0.2 million) for the audit of pension schemes.

The Audit Committee regularly monitors the non-audit services provided to the Group by its auditor and has developed a formal Auditor Independence Policy which sets out the types of services that the auditor may provide, consistent with the guidance in Sir Robert Smith's report 'Audit Committees – Combined Code Guidance' and with the provisions of the US Sarbanes-Oxley Act.

The Audit Committee annually reviews the auditor's objectivity and independence. More information on these issues is given in the corporate governance report within this Annual Report.

I6: Related party transactions

Transactions between the Company and its subsidiaries are eliminated on consolidation.

In addition, the Company has transactions and outstanding balances with certain unit trusts, OEICs, collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's statement of financial position sheet at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee. Further details of the aggregate assets, liabilities, revenues, profits or losses and reporting dates of entities considered to be associates under IFRS are disclosed in note H8.

Executive officers and directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

Apart from the transactions with directors referred to below, no director had interests in shares, transactions or arrangements that require disclosure, other than those given in the directors' remuneration report. Key management remuneration is disclosed in note I4.

In 2009 and 2008, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors' financial positions. As indicated above, all of these transactions are on terms broadly equivalent to those that prevail in arm's length transactions.

I7: Subsidiary undertakings

i Principal subsidiaries

The principal subsidiary undertakings of the Company at 31 December 2009 were:

	Main activity	Country of incorporation
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Annuities Limited*	Insurance	England and Wales
Prudential Retirement Income Limited (PRIL)*	Insurance	Scotland
M&G Investment Management Limited*	Asset management	England and Wales
Jackson National Life Insurance Company*	Insurance	US
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore

*Owned by a subsidiary undertaking of the Company.

Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for PRIL which operates mainly in England and Wales.

FINANCIAL STATEMENTS I

289

Notes on the Group financial statements > I: Other notes > continued

I7: Subsidiary undertakings continued

ii Dividend restrictions and minimum capital requirements

Certain Group subsidiaries are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company. UK insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealised gains on investments. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, without the prior regulatory approval, dividends cannot be distributed if all dividends made within the preceding 12 months exceed the greater of Jackson's statutory net gain from operations or 10 per cent of Jackson's statutory surplus for the prior year. In 2010, the maximum amount of dividends that can be paid by Jackson without prior regulatory approval is US$454 million (£281 million) (in 2009: US$290 million (£202 million)). The Group's Asian subsidiaries, mainly the Singapore and Malaysia businesses, may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

The Group capital position statement for life assurance businesses is set out in note D5, showing the available capital reflecting the excess of regulatory basis over liabilities for each fund or group of companies determined by reference to the local regulation of the subsidiaries. In addition, disclosure is also provided in note D5 of the local capital requirement of each of the fund or group of companies.

iii Acquisition and disposal of subsidiaries

There were no material acquisitions or disposals of subsidiaries during the year in 2009 and 2008.

iv PAC with-profits fund acquisitions and disposals

There were no new acquisitions or disposals by the PAC with-profits fund in 2009 and 2008. However, during 2009, the holding in the voting equity interest of Red Funnel increased from 90 per cent to 100 per cent. In 2008, this holding increased from 78 per cent to 90 per cent. Red Funnel is a venture capital holding owned by the PAC with-profits fund managed by M&G.

I8: Commitments

i Operating leases

The Group leases various offices to conduct its business. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

	2009 £m	2008 £m
Future minimum lease payments for non-cancellable operating leases fall due during the following periods:		
Not later than 1 year	63	86
Later than 1 year and not later than 5 years	178	199
Later than 5 years	104	140

The total minimum future sublease rentals to be received on non-cancellable operating leases for land and buildings for the year ended 31 December 2009 were nil (2008: £0.2 million).

Minimum lease rental payments for the year ended 31 December 2009 of £105 million (2008: £84 million) are included in the consolidated income statement.

ii Capital commitments

The Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. At 31 December 2009, there were no contractual obligations to purchase or develop investment properties (2008: £1 million).

I9: Discontinued operations

The charge of £14 million, which is net of nil tax, reflects completion adjustments for a previously disposed business.

290 Prudential plc Annual Report 2009

I10: Cash flows

Within the analysis of the items for 2008 that reconcile from the total loss of £2,074 million to the net cash flow from operating activities of £1,144 million reclassification adjustments in respect of two items have been made. These adjustments are to:

a increase the ‘change in operating assets and liabilities’ attributable to ‘investments’, and decrease the amount attributable to ‘other non-investment and non-cash assets’, by £831 million, for shadow DAC movements accounted for in Other Comprehensive Income, and

b increase the deduction for the ‘interest income and expense and dividend income included in the result before tax’ and ‘interest receipts’ by £2,938 million for foreign exchange losses, arising principally with the PAC with-profits fund, that were previously netted within the amounts for these lines.

Structural borrowings of shareholder-financed operations comprise core debt of the parent company and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of SAIF. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds are also included within cash flows from operating activities.

I11: Post balance sheet events

i Acquisition of UOB Life Assurance Limited

On 6 January 2010 the Group announced the acquisition from United Overseas Bank Limited (UOB) of its 100 per cent interest in UOB Life Assurance Limited in Singapore for total cash consideration of SGD 428 million (£192 million) subject to a post-completion adjustment to reflect the net asset value as at the completion date. This acquisition accompanied the announcement of a long-term strategic partnership with UOB. Through this partnership Prudential’s life insurance products will be distributed through UOB’s 414 bank branches across Singapore, Indonesia and Thailand.

The Group continues to complete its compilation of the acquisition balance sheet and further details will be provided in the Group’s 2010 half year results announcement.

ii Japanese insurance subsidiary’s suspension of writing new business

On 15 January 2010 the Group’s Japanese insurance subsidiary announced its intention to suspend writing new policyholder contracts in Japan after 15 February 2010. The company reinforced its commitment to servicing its existing policyholder base, which comprised over 170,000 contracts as at 30 September 2009. This decision will be reviewed on an on-going basis in light of changes to the business environment.

This decision does not effect the Group’s asset management operations in Japan, which ranks among the largest foreign asset managers.

iii Agreement to acquire AIA Group Limited

On 1 March 2010, Prudential plc announced that it had reached agreement with American International Group Inc. (‘AIG’), on terms for the combination of Prudential and AIA Group Limited (‘AIA’), a wholly-owned subsidiary of AIG (the ‘Transaction’). AIA is a leading life insurance organisation in Asia which provides individuals and businesses with products and services for their insurance, protection, savings, investment and retirement needs in 15 geographical markets in the region. The combined group will be the leading life insurer in Hong Kong, Singapore, Malaysia, Indonesia, Vietnam, Thailand and the Philippines with the leading foreign life insurance business in China and India, a significantly enhanced presence in the high growth South East Asian life markets and strong operations in the US and UK.

The Transaction will be effected through the acquisition of both Prudential (by a scheme of arrangement, the ‘Scheme’) and AIA by a new company (‘New Prudential’). The new company will assume the name Prudential plc, be headquartered and incorporated in the UK, and traded on the main market of the London Stock Exchange with ADRs traded on the New York Stock Exchange. The existing Board of Prudential will become the Board of New Prudential.

AIG will receive total consideration of US$35.5 billion, comprising US$25.0 billion in cash and US$10.5 billion in New Prudential shares and other securities. The cash component of the consideration will be financed through an underwritten rights issue, raising US$20.0 billion (net of fees and expenses) and through issuance of US$5.0 billion senior notes (net of fees and expenses). These issues have been agreed to be underwritten by certain banks. The terms of the rights issue will be set at the time of publication of Prudential and New Prudential prospectuses.

The rights issue and the Scheme will be subject to shareholder approval at a General Meeting. The Transaction is also subject to certain regulatory and anti-trust approvals including various regulatory approvals required on a change of control of Prudential as a result of the Scheme.

On 8 March 2010 the Company confirmed that the Prudential Group had entered into foreign exchange hedging arrangements in respect of its requirement to convert the pounds sterling proceeds of the rights issue into US dollars, which is the currency in which Prudential must pay the cash element of the consideration.

FINANCIAL STATEMENTS I

Balance sheet of the parent company

31 December 2009 Note 2009 £m 2008 £m

Fixed assets

Investments:

Shares in subsidiary undertakings 4 10,071 7,193

Loans to subsidiary undertakings 4 899 3,212

10,970 10,405

Current assets

Debtors

Amounts owed by subsidiary undertakings 2,760 1,986

Deferred tax 180 111

Other debtors 7 11

Derivative assets 7 151 267

Cash at bank and in hand 360 102

3,458 2,477

Less liabilities: amounts falling due within one year

Debenture loans 6 – (249)

Commercial paper 6 (2,031) (1,269)

Other borrowings 6 (207) (200)

Derivative liabilities 7 (136) (235)

Amounts owed to subsidiary undertakings (1,279) (3,341)

Tax payable (379) (311)

Sundry creditors (4) (19)

Accruals and deferred income (41) (44)

(4,077) (5,668)

Net current liabilities (619) (3,191)

Total assets less current liabilities 10,351 7,214

Less liabilities: amounts falling due after more than one year

Subordinated liabilities 6 (2,687) (1,983)

Debenture loans 6 (549) (549)

Other borrowings 6 – (9)

Amounts owed to subsidiary undertakings (3,326) (1,464)

(6,562) (4,005)

Total net assets (excluding pension) 3,789 3,209

Pension asset (net of related deferred tax) 8 37 36

Total net assets (including pension) 3,826 3,245

Capital and reserves

Share capital 9 127 125

Share premium 9 1,843 1,840

Profit and loss account 10 1,856 1,280

Shareholders’ funds 10 3,826 3,245

The financial statements of the parent company on pages 292 to 301 were approved by the Board of directors on 8 March 2010 and signed on its behalf.

Harvey McGrath

Chairman

Tidjane Thiam

Group Chief Executive

Nic Nicandrou

Chief Financial Officer

292 Prudential plc > Annual Report 2009

Notes on the parent company financial statements

1 Nature of operations

Prudential plc (the Company) is a parent holding company. The Company together with its subsidiaries (collectively, the Group) is an international financial services group with its principal operations in the UK, the US and Asia. The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited, Prudential Annuities Limited, Prudential Retirement Income Limited and M&G Investment Management Limited. In the US, the Group’s principal subsidiary is Jackson National Life Insurance Company. In Asia, the Group’s main operations are in Hong Kong, Indonesia, Malaysia and Singapore. The Company is responsible for the financing of each of its subsidiaries.

2 Basis of preparation

The financial statements of the Company, which comprise the balance sheet and related notes, are prepared in accordance with Part 15 of the Companies Act 2006, which applies to companies generally. The Company has taken advantage of the exemption under Section 408 of the Companies Act 2006 from presenting its own profit and loss account.

The financial statements are prepared in accordance with applicable accounting standards under UK Generally Accepted

Accounting Practice (UK GAAP), including Financial Reporting Standards (FRS) and Statements of Standard Accounting Practice (SSAP). The Company has not prepared a cash flow statement on the basis that its cash flow is included within the cash flow statement in the consolidated financial statements. The Company has also taken advantage of the exemption within FRS 29, ‘Financial Instruments: Disclosures’, from the requirements of this standard on the basis that the Company’s results are included in the publicly available consolidated financial statements of the Group that include disclosures that comply with IFRS 7, ‘Financial Instruments: Disclosures’, which is equivalent to FRS 29. This included exemption from the requirements for enhanced disclosures about fair value measurements and liquidity risk of the ‘Amendments to FRS 29 – Improving disclosures about financial instruments’ approved by the Accounting Standards Board (ASB) in May 2009 and effective from 1 January 2009. The enhanced disclosures as required by the equivalent Amendments to IFRS 7 have been included in note G ‘Financial assets and liabilities’ of the consolidated financial statements.

The amendments to FRS 8 ‘Related Party Transactions’ became effective for the Company in 2009. The amendments made were to align the definition of related party with that in UK law and IAS 24 ‘Related Party Disclosures’. The main effect of this amendment is that there is no longer an exemption from disclosure of related party transactions in the Company’s financial statements on the basis that these financial statements are presented with the consolidated financial statements. The Company is required under the amendment to disclose any transactions with subsidiaries which are not wholly-owned. The Company did not have any disclosable transactions under this amendment.

Additionally, in 2009, the Company adopted the following new accounting pronouncements. Their adoption had no material impact on the financial statements of the Company:

• Amendment on FRS 26 financial instruments – Eligible Hedged Items

• Amendments to UITF Abstract 42 and FRS 26 – Embedded Derivatives

• Amendments to FRS 20 ‘Share-based Payment – Vesting Conditions and Cancellations’

• Improvements to Financial Reporting Standards (2008)

3 Significant accounting policies

Shares in subsidiary undertakings

Shares in subsidiary undertakings are shown at the lower of cost and estimated realisable value.

Loans to subsidiary undertakings

Loans to subsidiary undertakings are shown at cost, less provisions.

Derivatives

Derivative financial instruments are used to reduce or manage interest rate and currency exposures. Derivative financial instruments are carried at fair value with changes in fair value included in the profit and loss account.

Under FRS 26, hedge accounting is permissible only if certain criteria are met regarding the establishment of documentation and continued measurement of hedge effectiveness. For derivative financial instruments designated as fair value hedges, the movements in the fair value are recorded in the profit and loss account with the accompanying change in fair value of the hedged item attributable to the hedged risk.

Borrowings

Borrowings are initially recognised at fair value, net of transaction costs, and subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds, net of transaction costs, is amortised through the profit and loss account to the date of maturity, or, for hybrid debt, over the expected life of the instrument.

FINANCIAL STATEMENTS Parent company

Notes on the parent company financial statements > continued

3 Significant accounting policies continued

Dividends

Dividends are recognised in the period in which they are declared. Dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event.

Where scrip dividends are issued, the value of such shares, measured as the amount of the cash dividend alternative, is credited to reserves and the amount in excess of the nominal value of the shares issued is transferred from the share premium account to retained profit.

Share premium

The difference between the proceeds received on issue of shares and the nominal value of the shares issued is credited to the share premium account.

Foreign currency translation

Foreign currency borrowings that have been used to finance or provide a hedge against Group equity investments in overseas subsidiaries are translated at year end exchange rates. The impact of these currency translations is recorded within the profit and loss account for the year.

Other assets and liabilities denominated in foreign currencies are also converted at year end exchange rates with the related foreign currency exchange gains or losses reflected in the profit and loss account for the year.

Tax

Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

Deferred tax assets and liabilities are recognised in accordance with the provisions of FRS 19. The Company has chosen not to apply the option available of recognising such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

The Group’s UK subsidiaries each file separate tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company or both are 75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for the purposes of determining current and deferred taxes.

Pensions

The Company assumes a portion of the pension surplus or deficit of the Group’s largest pension scheme, the Prudential Staff Pension Scheme (PSPS) and applied the requirements of FRS 17 (as amended in December 2006) to its interest in the PSPS surplus or deficit. Further details are disclosed in note 8.

A pension surplus or deficit is recorded as the difference between the present value of the scheme liabilities and the fair value of the scheme assets. The Company’s share of pension surplus is recognised to the extent that the Company is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme.

The assets and liabilities of the defined benefit pension schemes of the Prudential Group are subject to a full triennial actuarial valuation using the projected unit method. Estimated future cash flows are then discounted at a high quality corporate bond rate, adjusted to allow for the difference in duration between the bond index and the pension liabilities where appropriate, to determine its present value. These calculations are performed by independent actuaries.

The aggregate of the actuarially determined service costs of the currently employed personnel and the unwind of the discount on liabilities at the start of the period, gains and losses on settlements and curtailments, less the expected investment return on the scheme assets at the start of the period, is recognised in the profit and loss account. To the extent that part or all of the Company’s interest in the pension surplus is not recognised as an asset, the unrecognised surplus is initially applied to extinguish any past service costs, losses on settlements or curtailments that would otherwise be included in the profit and loss account. Next, the expected investment return on the scheme’s assets is restricted so that it does not exceed the total of the current service cost, interest cost and any increase in the recoverable surplus. Any further adjustment for the unrecognised surplus is treated as an actuarial gain or loss.

Actuarial gains and losses as a result of the changes in assumptions, the difference between actual and expected investment return on scheme assets and experience variances are recorded in the statement of total recognised gains and losses. Actuarial gains and losses also include adjustment for unrecognised pension surplus as described above.

294 Prudential plc > Annual Report 2009

Share-based payments

The Group offers share award and option plans for certain key employees and a SAYE plan for all UK and certain overseas employees. The share-based payment plans operated by the Group are mainly equity-settled plans with a few cash-settled plans.

Under the principles of UITF 44, where the Company, as the parent company, grants options or awards of its equity instruments to employees of its subsidiary undertakings, and such share-based payments are accounted for as equity-settled in the Group financial statements, the Company records an increase in the investment in the subsidiary undertakings for the value of the share options and awards granted with a corresponding credit entry recognised directly in equity. The value of the share options and awards granted is based upon the fair value of the options and awards at the grant date, the vesting period and the vesting conditions.

4 Investments of the Company

2009 £m

Shares in Loans to

subsidiary subsidiary

undertakings undertakings

At 1 January 7,193 3,212

Transfer of investment in subsidiary undertaking (1,021) 889

Additional investment in subsidiary undertakings 3,899 (3,889)

Net advance of loans – 687

At 31 December 10,071 899

The transfer of investment in subsidiary undertaking relates to the sale of shares in a central finance subsidiary to another such company. The consideration was the assignment of loans to a further central finance subsidiary with a value of £889 million and cash of £132 million.

The additional investment in subsidiary undertakings during the year of £3,899 million (2008: £35 million) includes £3,889 million in a central finance subsidiary following an internal restructuring, for which the consideration was the assignment of loans to other central finance subsidiaries, and £10 million (2008: £9 million) for share-based payments reflecting the value of payments granted by the Company to employees of its subsidiary undertakings in 2009.

5 Subsidiary undertakings

The principal subsidiary undertakings of the Company at 31 December 2009, all wholly-owned, were:

Main activity Country of incorporation

The Prudential Assurance Company Limited Insurance England and Wales

Prudential Annuities Limited* Insurance England and Wales

Prudential Retirement Income Limited (PRIL)* Insurance Scotland

M&G Investment Management Limited* Asset management England and Wales

Jackson National Life Insurance Company* Insurance US

Prudential Assurance Company Singapore (Pte) Limited* Insurance Singapore

* Owned by a subsidiary undertaking of the Company.

Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for PRIL which operates mainly in England and Wales. In 2009, the Company transferred the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan.

FINANCIAL Parent STATEMENTS company

Notes on the parent company financial statements > continued

6 Borrowings

	Core structural borrowings		Other borrowings		Total	
	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m
Core structural borrowings:						
£249m 5.5% Bonds 2009[note i]	–	249	–	–	–	249
€500m 5.75% Subordinated Notes 2021[note ii]	443	482	–	–	443	482
£300m 6.875% Bonds 2023	300	300	–	–	300	300
€20m Medium-Term Subordinated Notes 2023[note iii]	18	19	–	–	18	19
£250m 5.875% Bonds 2029	249	249	–	–	249	249
£435m 6.125% Subordinated Notes 2031	428	427	–	–	428	427
£400m 11.375% Subordinated Notes 2039[note iv]	380	–	–	–	380	–
US$1,000m 6.5% Perpetual Subordinated Capital Securities[note v]	619	696	–	–	619	696
US$250m 6.75% Perpetual Subordinated Capital Securities[note vi]	155	173	–	–	155	173
US$300m 6.5% Perpetual Subordinated Capital Securities[notes vi, vii, viii]	188	186	–	–	188	186
US$750m 11.75% Perpetual Subordinated Capital Securities	456	–	–	–	456	–
Total core structural borrowings	3,236	2,781	–	–	3,236	2,781
Other borrowings:						
Commercial paper[note ix]	–	–	2,031	1,269	2,031	1,269
Medium-Term Notes 2010[note ix]	–	–	7	9	7	9
Floating Rate Notes 2010[note x]	–	–	200	200	200	200
Total borrowings	3,236	2,781	2,238	1,478	5,474	4,259
Borrowings are repayable as follows:						
Within 1 year or on demand	–	249	2,238	1,469	2,238	1,718
Between 1 and 5 years	–	–	–	9	–	9
After 5 years	3,236	2,532	–	–	3,236	2,532
	3,236	2,781	2,238	1,478	5,474	4,259

	2009 £m	2008 £m
Recorded in the balance sheet as:		
Subordinated liabilities[note xi]	2,687	1,983
Debenture loans	549	798
	3,236	2,781

Notes

i The £249 million 5.5 per cent borrowings were repaid on maturity in May 2009.

ii The €500 million 5.75 per cent borrowings have been swapped into borrowings of £333 million with interest payable at six month £LIBOR plus 0.962 per cent.

iii The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £LIBOR plus 1.2 per cent.

iv The interest rate on the £400 million 11.375 per cent borrowings will change to three month £LIBOR plus 11.348 per cent on 29 May 2019.

v Interest on the US$1,000 million 6.5 per cent borrowings was swapped into floating rate payments at three month US$LIBOR plus 0.80 per cent. In March 2009, this swap was cancelled.

vi The US$250 million 6.75 per cent borrowings and the US$300 million 6.5 per cent borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date falling on or after 23 March 2010 and 23 March 2011 respectively, into one or more series of Prudential preference shares.

vii Interest on the US$300 million 6.5 per cent borrowings was swapped into floating rate payments but, in 2008, swapped back into fixed rate payments of 6.5 per cent.

viii Hedge accounting is applied at both the Group consolidated level and Company level. Due to different dates of commencement of this accounting treatment, the hedge values differ between these two levels.

ix These borrowings support a short-term fixed income securities programme.

x The Company originally issued £200 million Floating Rate Notes in October 2008 which matured in April 2009. New £200 million Notes were issued in April 2009, which matured in October 2009, and again in October 2009 which will mature in April 2010. All Notes have been wholly subscribed to by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements.

xi The interests of the holders of the Subordinated Notes and the Subordinated Capital Securities are subordinate to the entitlements of other creditors of the Company.

296 Prudential plc Annual Report 2009

7 Derivative financial instruments

	2009 £m		2008 £m	
	Fair value assets	Fair value liabilities	Fair value assets	Fair value liabilities
Derivative financial instruments held to manage interest rate and currency profile:				
Interest rate swaps	33	8	19	17
Cross-currency swaps	118	–	182	–
Inflation-linked swap	–	128	–	162
Forward foreign currency contracts	–	–	66	56
Total	151	136	267	235

The change in fair value of the derivative financial instruments of the Company was a gain before tax of £83 million (2008: loss before tax of £343 million).

The Company has a US$300 million fair value hedge in place which hedges the interest rate exposure on the US$300 million 6.5 per cent perpetual subordinated capital securities. In addition, the Company had a US$1,000 million fair value hedge which hedged the interest rate exposure on the US$1,000 million 6.5 per cent perpetual subordinated capital securities until this hedge was cancelled in March 2009. The derivative financial instruments were valued internally using standard market practices. In accordance with the Company's risk management framework, all internally generated valuations are subject to independent assessment against external counterparties' valuations.

8 Pension scheme financial position

The majority of UK Prudential staff are members of the Group's pension schemes. The largest scheme is the Prudential Staff Pension Scheme (PSPS) which is primarily a closed defined benefit scheme. At 31 December 2009, on the FRS 17, 'Retirement Benefits' basis of valuation, the underlying pension liabilities of PSPS accounted for 86 per cent (2008: 87 per cent) of the liabilities of the Group's defined benefit schemes.

For the purpose of preparing consolidated financial statements, the Group applies IFRS basis accounting including IAS 19, 'Employee Benefits'. However, the individual accounts of the Company continue to follow UK GAAP including FRS 17. The FRS 17 disclosures are aligned with IAS 19. In 2008, the Group adopted IFRIC 14, interpretation guidance to IAS 19 with the effect of derecognising the Group's interest in PSPS surplus and recognising an additional liability for the deficit funding obligation for PSPS in the Group financial statements. Further details are described in note I2 'Staff and pension plans' of the notes on the financial statements of the Group.

At 31 December 2005, the allocation of surpluses and deficits attaching to PSPS between the Company and the unallocated surplus of the Prudential Assurance Company's (PAC) with-profits funds was apportioned in the ratio 30/70 between the Company and the PAC with-profits fund following detailed consideration of the sourcing of previous contributions. This ratio was applied to the base deficit position at 1 January 2006 and for the purpose of determining the allocation of the movements in that position up to 31 December 2009. The FRS 17 service charge and ongoing employer contributions are allocated by reference to the cost allocation for current activity.

Defined benefit schemes are generally required to be subject to full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2008 using the projected unit method.

This valuation demonstrated the Scheme to be 106 per cent funded by reference to the Scheme Solvency Target that forms the basis of the Scheme's statutory funding objective. Accordingly, the total contributions to be made by the Group to the Scheme were reduced from the previous arrangement of £70-£75 million per annum to £50 million per annum effective from 1 July 2009. As PSPS was in a surplus position at the valuation date, no formal recovery plan was required. However, recognising that there had been a significant deterioration in the value of the Scheme's assets from 5 April 2008 to the date of the finalisation of the valuation, contributions to the Scheme for additional funding of £25 million per annum as well as a £25 million per annum employer's contribution for ongoing service of current employees, were agreed with the PSPS Trustees subject to a reassessment when the next valuation is completed. The additional funding is akin to deficit funding. In 2009, total contributions for the year, including expenses and augmentations, were £67 million (2008: £79 million).

Using external actuarial advice provided by the professionally qualified actuaries, Watson Wyatt Partners, for the valuation of PSPS, the most recent full valuations have been updated to 31 December 2009 applying the principles prescribed by FRS 17.

FINANCIAL STATEMENTS
Parent company

297

Notes on the parent company financial statements > continued

8 Pension scheme financial position continued

The key assumptions adopted were:

	2009 %	2008 %
Rate of inflation	3.7	3.0
Rate of increase in salaries	5.7	5.0
Rate of increase in pension payments for inflation:		
Guaranteed (maximum 5%)	3.7	3.0
Guaranteed (maximum 2.5%)	2.5	2.5
Discretionary	2.5	2.5
Rate used to discount scheme liabilities	5.8	6.1

Long-term expected rate of return

	Prospectively for 2010 %	2009 %	2008 %
Equities	8.5	6.8	7.5
Bonds	5.3	4.8	5.5
Properties	6.75	6.05	6.75
Other assets	4.75	2.0	5.5
Weighted average long-term expected rate of return	5.9	4.5	6.2

The long-term expected rates of return have been determined after applying due consideration to the requirements of paragraph 54 of FRS 17, in particular, taking account of the values of the assets.

Further details on the PSPS scheme, including mortality assumptions, are shown in note I2 'Staff and pension plans' of the notes on the financial statements of the Group.

The assets and liabilities of PSPS were:

	31 Dec 2009		31 Dec 2008		31 Dec 2007		31 Dec 2006		31 Dec 2005	
	Value £m	%	Value £m	%	Value £m	%	Value £m	%	Value £m	%
Equities	830	16.8	823	17.1	1,278	26.1	1,346	28.3	2,293	52.1
Bonds	3,406	68.8	2,430	50.6	1,134	23.2	2,077	43.8	1,490	33.9
Properties	272	5.5	283	5.9	545	11.2	580	12.2	539	12.3
Cash-like investments	441	8.9	1,267	26.4	1,932	39.5	745	15.7	75	1.7
Total value of assets	4,949	100.0	4,803	100.0	4,889	100.0	4,748	100.0	4,397	100.0
Present value of scheme liabilities	4,436		4,075		4,361		4,607		4,776	
Underlying surplus in the scheme	513		728		528		141		(379)	
Surplus in the scheme recognised by the Company	52		50		163		48		(114)	
After deducting deferred tax, the amounts reflected in the balance sheet of the Company are	37		36		117		34		(80)	

The surplus in the scheme recognised in the balance sheet of the Company represents the element of the amount which is recoverable through reduced future contributions and is net of the apportionment to the PAC with-profits fund.

298 Prudential plc · Annual Report 2009

Underlying scheme assets and liabilities of PSPS

The change in the present value of the underlying scheme liabilities and the change in the fair value of the underlying assets of PSPS are as follows:

2009 £m 2008 £m

Present value of scheme liabilities, at 1 January 4,075 4,361

Service costs 23 26

Interest costs 242 250

Curtailment credit – (30)

Employee contributions 2 1

Actuarial losses (gains) 315 (327)

Benefit payments (221) (206)

Present value of scheme liabilities, at 31 December 4,436 4,075

2009 £m 2008 £m

Fair value of scheme assets, at 1 January 4,803 4,889

Expected return on scheme assets 213 299

Employee contributions 2 1

Employer contributions* 67 79

Actuarial gains (losses) 85 (259)

Benefit payments (221) (206)

Fair value of scheme assets, at 31 December 4,949 4,803

*The contributions include deficit funding, ongoing service contributions, expenses and augmentations.

Pension (charge) credit and actuarial (losses) gains of PSPS

The pension charge recognised in the Company’s profit and loss account is as follows:

2009 £m 2008 £m

Pension (charge) credit

Operating charge:

Service costs (23) (26)

Finance income (expense):

Interest on scheme liabilities (242) (250)

Expected return on scheme assets 213 299

(29) 49

Curtailment credit – 30

Total pension (charge) credit (52) 53

Pension charge attributable to the Company (25) (4)

The pension charge attributable to the Company is net of the apportionment to the PAC with-profits fund and is related to the surplus recognised on the balance sheet of the Company. In 2008, an amount of £9 million was applied to extinguish the curtailment credit attributable to the Company from the unrecognised portion of the pension surplus at 31 December 2008. There was no such amount applied against the pension charge in 2009.

FINANCIAL Parent STATEMENTS company

Notes on the parent company financial statements > continued

8 Pension scheme financial position continued

	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Actuarial gains (losses):					
Actual less expected return on scheme assets (2% (2008: 5%) (2007: 0%) (2006: 3%) (2005: 11%) of assets)	85	(259)	(12)	141	500
Experience gains (losses) on scheme liabilities (1% (2008: 3%) (2007: 0%) (2006: 0%) (2005: 0%) of liabilities)	59	127	(10)	17	–
Changes in assumptions underlying the present value of scheme liabilities	(374)	200	324	232	(405)
Total actuarial (losses) gains (5% (2008: 2%) (2007: 7%) (2006: 8%) (2005: (2)%) of the present value of the scheme liabilities)	(230)	68	302	390	95
Actuarial (losses) gains attributable to the Company	(3)	(143)	91	118	(30)

The total actual return on scheme assets for PSPS was a gain of £298 million (2008: £40 million).

The experience gains on scheme liabilities in 2008 of £127 million related mainly to the 'true-up' reflecting improvements in data consequent upon the ongoing triennial valuation of PSPS.

The actuarial gains (losses) attributable to the Company are net of the apportionment to the PAC with-profits fund and are related to the surplus recognised on the balance sheet of the Company. In 2009, the actuarial losses attributable to the Company included an amount of £66 million (2008: £164 million) for the unrecognised portion of surplus which has not been deducted from the pension charge.

The actuarial losses before tax of £3 million (2008: £143 million) attributable to the Company are recorded in the statement of total recognised gains and losses. Cumulative actuarial gains as at 31 December 2009 amount to £88 million (2008: £91 million).

The 2005 actuarial losses attributable to the Company reflected the changed estimate of allocation in the deficit of PSPS from a ratio of 20/80 between the Company and the PAC with-profits fund prior to 2005 to a ratio of 30/70 from 2005 onwards.

Total employer contributions expected to be paid into the PSPS defined benefit scheme for the year ending 31 December 2010 amount to £54 million, reflecting the new funding arrangement agreed in 2009, following the completion of the 2008 actuarial valuation, and expenses.

9 Share capital and share premium

A summary of the ordinary shares in issue is set out below:

	2009		
Issued shares of 5 pence each fully paid	**Number of shares**	**Share capital £m**	**Share premium £m**
At 1 January	2,496,947,688	125	1,840
Shares issued under share option schemes	605,721	–	3
Shares issued in lieu of cash dividends	34,674,062	2	136
Transfer to retained profit in respect of shares issued in lieu of cash dividends	–	–	(136)
At 31 December	2,532,227,471	127	1,843

At 31 December 2009, there were options subsisting under share option schemes to subscribe for 12,230,833 (2008: 6,825,343) shares at prices ranging from 266 pence to 572 pence (2008: 266 pence to 617 pence) and exercisable by the year 2016 (2008: 2015). In addition, there were 17,292 (2008: 967,652) conditional options outstanding under the Restricted Share Plan and exercisable at nil cost by the year 2015. No further options have been issued under this Plan since it was replaced by the Group Performance Share Plan in March 2006. There were 6,644,203 (2008: 4,906,234) conditional options outstanding under the Group Performance Share Plan and exercisable at nil cost within a 10 year period. Further information on the Group's employee share options is given in note I3 'Share-based payments' of the notes on the financial statements of the Group.

300 Prudential plc · Annual Report 2009

10 Profit of the Company and reconciliation of the movement in shareholders' funds

The profit after tax of the Company for the year was £913 million (2008: £486 million). After dividends of £481 million (2008: £453 million), actuarial losses net of tax in respect of the pension scheme of £2 million (2008: £103 million), share-based payment reserve movement of £10 million (2008: £9 million) and a transfer from the share premium account of £136 million (2008: £156 million) in respect of shares issued in lieu of cash dividends, retained profit at 31 December 2009 amounted to £1,856 million (2008: £1,280 million).

A reconciliation of the movement in shareholders' funds of the Company for the years ended 31 December 2009 and 2008 is given below:

	2009 £m	2008 £m
Profit for the year	913	486
Dividends	(481)	(453)
	432	33
Actuarial losses recognised in respect of the pension scheme net of related tax note 8	(2)	(103)
New share capital subscribed note 9	141	170
Reserve movements in respect of share-based payments note 4	10	9
Net movement in shareholders' funds	581	109
Shareholders' funds at beginning of year	3,245	3,136
Shareholders' funds at end of year	3,826	3,245

11 Other information

a Information on directors' remuneration is given in the directors' remuneration report section of this Annual Report and note I4 'Key management remuneration' of the notes on the financial statements of the Group.

b Information on transactions of the directors with the Group is given in note I6 'Related party transactions' of the notes on the financial statements of the Group.

c The Company employs no staff.

d Fees payable to the Company's auditor for the audit of the Company's annual accounts were £0.1 million (2008: £0.1 million). In addition, the Company paid fees for other services of £0.2 million (2008: £0.2 million).

e In certain instances the Company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

12 Post balance sheet events

A final dividend of 13.56 pence per share was proposed by the directors on 8 March 2010. Subject to shareholders' approval, the dividend will be paid on 27 May 2010 to shareholders on the register at the close of business on 9 April 2010. The dividend will absorb an estimated £343 million of shareholders' funds. A scrip dividend alternative will be offered to shareholders.

On 1 March 2010, Prudential plc announced that it had reached agreement with American International Group Inc. ('AIG'), on terms for the combination of Prudential and AIA Group Limited ('AIA'), a wholly-owned subsidiary of AIG (the 'Transaction'). AIA is a leading life insurance organisation in Asia which provides individuals and businesses with products and services for their insurance, protection, savings, investment and retirement needs in 15 geographical markets in the region. The combined group will be the leading life insurer in Hong Kong, Singapore, Malaysia, Indonesia, Vietnam, Thailand and the Philippines with the leading foreign life insurance business in China and India, a significantly enhanced presence in the high growth South East Asian life markets and strong operations in the US and UK.

The Transaction will be effected through the acquisition of both Prudential (by a scheme of arrangement, the 'Scheme') and AIA by a new company ('New Prudential'). The new company will assume the name Prudential plc, be headquartered and incorporated in the UK, and traded on the main market of the London Stock Exchange with ADRs traded on the New York Stock Exchange. The existing Board of Prudential will become the Board of New Prudential.

AIG will receive total consideration of US$35.5 billion, comprising US$25.0 billion in cash and US$10.5 billion in New Prudential shares and other securities. The cash component of the consideration will be financed through an underwritten rights issue, raising US$20.0 billion (net of fees and expenses) and through issuance of US$ 5.0 billion senior notes (net of fees and expenses). These issues have been agreed to be underwritten by certain banks. The terms of the rights issue will be set at the time of publication of Prudential and New Prudential prospectuses.

The rights issue and the Scheme will be subject to shareholder approval at a General meeting. The Transaction is also subject to certain regulatory and anti-trust approvals including various regulatory approvals required on a change of control of Prudential as a result of the Scheme.

On 8 March 2010, the Company confirmed that the Prudential Group had entered into foreign exchange hedging arrangements in respect of its requirement to convert the pounds sterling proceeds of the rights issue into US dollars, which is the currency in which Prudential must pay the cash element of the consideration.

FINANCIAL STATEMENTS
Parent company

301

Statement of directors’ responsibilities in respect of the Annual Report and the financial statements

The directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and parent company financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and applicable law and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).

Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent company and of their profit or loss for that period. In preparing each of the Group and parent company financial statements, the directors are required to:

‰ Select suitable accounting policies and then apply them consistently;

‰ make judgements and estimates that are reasonable and prudent;

‰ for the Group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU;

‰ for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and

‰ prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent company’s transactions and disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 2006. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a directors’ report, directors’ remuneration report and corporate governance statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The directors of Prudential plc, whose names and positions are set out on pages 76 to 78 confirm that to the best of their knowledge:

‰ The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

‰ the directors’ report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

302 Prudential plc > Annual Report 2009

Independent auditor’s report to the members of Prudential plc

We have audited the financial statements of Prudential plc for the year ended 31 December 2009 set out on pages 119 to 301. The financial reporting framework that has been applied in the preparation of the Group financial statements is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice).

This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Directors’ Responsibilities Statement set out on page 302, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s (APB’s) Ethical Standards for Auditors.

Scope of the audit of the financial statements

A description of the scope of an audit of financial statements is provided on the APB’s web-site at www.frc.org.uk/apb/scope/UKP.

Opinion on financial statements

In our opinion:

• the financial statements give a true and fair view of the state of the Group’s and of the parent company’s affairs as at

31 December 2009 and of the Group’s profit for the year then ended;

• the Group financial statements have been properly prepared in accordance with IFRSs as adopted by the EU;

• the parent company financial statements have been properly prepared in accordance with UK Generally Accepted Accounting Practice;

• the financial statements have been prepared in accordance with the requirements of the Companies Act 2006; and, as regards the Group financial statements, Article 4 of the IAS Regulation.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

• the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and

• the information given in the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

Matters on which we are required to report by exception We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

• adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

• the parent company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or

• certain disclosures of directors’ remuneration specified by law are not made; or

• we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

• the directors’ statement, set out on page 93, in relation to going concern; and

• the part of the Corporate Governance Statement set out in the Governance report relating to the Company’s compliance with the nine provisions of the June 2008 Combined Code specified for our review.

G Bainbridge (Senior Statutory Auditor) for and on behalf of KPMG Audit Plc, Statutory Auditor Chartered Accountants London

8 March 2010

Directors’ FINANCIAL responsibilities/ STATEMENTS Auditor’s report

European Embedded Value (EEV) basis supplementary information

Operating profit based on longer-term investment returns[i]

Results analysis by business area

Year ended 31 December 2009	Note	2009 £m	2008 £m[v,vi]
Asian operations			
New business	2	713	634
Business in force	3	392	579
Long-term business		1,105	1,213
Asset management		55	52
Development expenses		(6)	(26)
Total		1,154	1,239
US operations			
New business	2	664	293
Business in force	3	569	293
Long-term business		1,233	586
Broker-dealer and asset management[ii]		4	7
Total		1,237	593
UK operations			
New business	2	230	273
Business in force	3	640	764
Long-term business		870	1,037
General insurance commission		51	44
Total UK insurance operations		921	1,081
M&G		238	286
Total		1,159	1,367
Other income and expenditure			
Investment return and other income		22	89
Interest payable on core structural borrowings		(209)	(172)
Corporate expenditure:			
Group Head Office		(146)	(130)
Asia Regional Head Office		(57)	(41)
Charge for share-based payments for Prudential schemes		(5)	(6)
Charge for expected asset management margin[iii]		(38)	(42)
Total		(433)	(302)
Restructuring costs[iv]		(27)	(32)
Operating profit based on longer-term investment returns[v]		3,090	2,865
Analysed as profits (losses) from:			
New business	2	1,607	1,200
Business in force	3	1,601	1,636
Long-term business		3,208	2,836
Asset management		297	345
Other results		(415)	(316)
Total		3,090	2,865

Notes

i EEV basis operating profit based on longer-term investment returns excludes short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. In addition, during the severe equity market conditions experienced in the first quarter of 2009, coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail events on the Group IGD capital position. These contracts were in addition to the Group's regular operational hedging programmes. It also disposed of its Taiwan agency business. The effect of these items has been shown separately from operating profit based on longer-term investment returns. The treatment of the Taiwan agency business within the comparatives is discussed below. The amounts for these items are included in total EEV profit attributable to shareholders. The Company believes that operating profit, as adjusted for these items, better reflects underlying performance. Profit before tax and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this supplementary information.

ii The US broker-dealer and asset management result includes losses for Curian of £6 million (2008: £3 million).

iii The value of future profits or losses from asset management and service companies that support the Group's covered businesses are included in the profits for new business and the in-force value of the Group's long-term business. The results of the Group's asset management operations include the profits from management of internal and external funds. For EEV basis reporting, Group shareholders' other income is adjusted to deduct the expected margin for the year on management of covered business. The deduction is on a basis consistent with that used for projecting the results for covered business. Group operating profit accordingly includes the variance between actual and expected profit in respect of covered business.

iv Restructuring costs comprise the charge of £23 million recognised on an IFRS basis and an additional £4 million recognised on the EEV basis for the shareholders' share of restructuring costs incurred by the PAC with-profits fund.

v In June 2009, the Group completed the previously announced sale of its Taiwan agency business. In order to facilitate comparisons of the results of the Group's retained businesses the effect of disposal and the results of the Taiwan agency business are shown separately. The presentation of the comparative results for full year 2008 has been adjusted accordingly as explained in note 18.

vi Exchange translation
The comparative results have been prepared using previously reported exchange rates.

304 Prudential plc > Annual Report 2009

Summarised consolidated income statement

Year ended 31 December 2009	Note	2009 £m	2008 £m
Operating profit based on longer-term investment returns			
Asian operations		1,154	1,239
US operations		1,237	593
UK operations:			
UK insurance operations		921	1,081
M&G		238	286
		1,159	1,367
Other income and expenditure		(433)	(302)
Restructuring costs		(27)	(32)
Operating profit based on longer-term investment returns		3,090	2,865
Short-term fluctuations in investment returns	5	351	(4,967)
Mark to market value movements on core borrowings	9	(795)	656
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes		(84)	(14)
Effect of changes in economic assumptions and time value of cost of options and guarantees	6	(910)	(398)
Profit on sale and results for Taiwan agency business	18	91	(248)
Profit (loss) from continuing operations before tax (including actual investment returns)		1,743	(2,106)
Tax attributable to shareholders' profit (loss)	11	(481)	771
Profit (loss) from continuing operations after tax before minority interests		1,262	(1,335)
Discontinued operations (net of tax)	4	(14)	–
Profit (loss) for the year		1,248	(1,335)
Attributable to:			
Equity holders of the Company		1,245	(1,338)
Minority interests		3	3
Profit (loss) for the year		1,248	(1,335)

Earnings per share (in pence)

Year ended 31 December 2009	Note	2009	2008
From operating profit based on longer-term investment returns, after related tax and minority interests of £2,221m (2008: £2,103m)	12	88.8p	85.1p
Based on profit (loss) after tax and minority interests of £1,245m (2008: £(1,338)m)	12	49.8p	(54.1)p

Dividends per share (in pence)

Year ended 31 December 2009	2009	2008
Dividends relating to reporting year:		
Interim dividend (2009 and 2008)	6.29p	5.99p
Final dividend (2009 and 2008)	13.56p	12.91p
Total	19.85p	18.90p
Dividends declared and paid in reporting year:		
Current year interim dividend	6.29p	5.99p
Final dividend for prior year	12.91p	12.30p
Total	19.20p	18.29p

FINANCIAL STATEMENTS
EEV

305

European Embedded Value (EEV) basis supplementary information > continued

Movement in shareholders' equity (excluding minority interests)

Year ended 31 December 2009	Note	2009 £m	2008 £m
Profit (loss) for the year attributable to equity shareholders		1,245	(1,338)
Items taken directly to equity:			
Exchange movements on foreign operations and net investment hedges:			
Exchange movements arising during the year		(761)	2,010
Related tax		11	119
Dividends		(481)	(453)
New share capital subscribed		141	170
Reserve movements in respect of share-based payments		29	18
Treasury shares:			
Movement in own shares held in respect of share-based payment plans		3	3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		(3)	(25)
Mark to market value movements on Jackson assets backing surplus and required capital (gross movement)		205	(228)
Related tax		(72)	80
Net increase in shareholders' equity	10	317	356
Shareholders' equity at beginning of year (excluding minority interests)	10	14,956	14,600
Shareholders' equity at end of year (excluding minority interests)	7,10	**15,273**	14,956

	31 Dec 2009 £m			31 Dec 2008 £m		
	Long-term business operations	Asset management and other operations	Total	Long-term business operations	Asset management and other operations	Total
Comprising:						
Asian operations:						
Net assets of operation	5,781	161	5,942	5,264	167	5,431
Acquired goodwill	80	61	141	111	61	172
	5,861	222	6,083	5,375	228	5,603
US operations:						
Net assets of operation	4,122	95	4,217	4,339	98	4,437
Acquired goodwill	–	16	16	–	16	16
	4,122	111	4,233	4,339	114	4,453
UK insurance operations:						
Net assets of operation	5,439	37	5,476	4,919	–	4,919
M&G						
Net assets of operation	–	173	173	–	147	147
Acquired goodwill	–	1,153	1,153	–	1,153	1,153
	–	1,326	1,326	–	1,300	1,300
	5,439	1,363	6,802	4,919	1,300	6,219
Other operations:						
Holding company net borrowings at market value	–	(1,780)	(1,780)	–	(818)	(818)
Other net liabilities	–	(65)	(65)	–	(501)	(501)
	–	(1,845)	(1,845)	–	(1,319)	(1,319)
Shareholders' equity at end of year (excluding minority interests)	15,422	(149)	15,273	14,633	323	14,956
Representing:						
Net assets	15,342	(1,379)	13,963	14,522	(907)	13,615
Acquired goodwill	80	1,230	1,310	111	1,230	1,341
	15,422	(149)	15,273	14,633	323	14,956

306 Prudential plc · Annual Report 2009

2009 2008

Net asset value per share (in pence)

Based on EEV basis shareholders’ equity of £15,273m (2008: £14,956m) 603p 599p

Number of issued shares at year end (millions) 2,532 2,497

Return on embedded value* 14.9% 14.4%

*Return on embedded value is based on EEV operating profit after tax and minority interests as a percentage of opening EEV basis shareholders’ equity.

Summary statement of financial position

31 December 2009 Note 2009 £m 2008 £m

Total assets less liabilities, excluding insurance funds 201,501 186,209

Less insurance funds:*

Policyholder liabilities (net of reinsurers’ share) and unallocated surplus of with-profits funds (195,230) (181,151)

Less shareholders’ accrued interest in the long-term business 9,002 9,898

(186,228) (171,253)

Total net assets 10 15,273 14,956

Share capital 127 125

Share premium 1,843 1,840

IFRS basis shareholders’ reserves 4,301 3,093

Total IFRS basis shareholders’ equity 7 6,271 5,058

Additional EEV basis retained profit 7 9,002 9,898

Shareholders’ equity (excluding minority interests) 7,10 15,273 14,956

* Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

The supplementary information on pages 304 to 340 was approved by the Board of directors on 8 March 2010 and signed on its behalf.

Harvey McGrath

Chairman

Tidjane Thiam

Group Chief Executive

Nic Nicandrou

Chief Financial Officer

FINANCIAL

STATEMENTS EEV

Notes on the EEV basis supplementary information

1 Basis of preparation, methodology and accounting presentation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV Disclosures published in October 2005. Where appropriate, the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.

a Covered business

The EEV results for the Group are prepared for ‘covered business’, as defined by the EEV Principles. Covered business represents the Group’s long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group’s covered business are then combined with the IFRS basis results of the Group’s other operations.

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management.

With two principal exceptions, covered business comprises the Group’s long-term business operations. The principal exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the financial position of the Group’s principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). A small amount of UK group pensions business is also not modelled for EEV reporting purposes.

SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

As regards PSPS, the deficit funding liability attaching to the shareholder-backed business is included in the total for Other operations, reflecting the fact that the deficit funding is being paid for by the parent company, Prudential plc.

b Methodology i Embedded value

Overview

The embedded value is the present value of the shareholders’ interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders’ interest in the Group’s long-term business comprises:

• present value of future shareholder cash flows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in (encumbered) capital;

• locked-in (encumbered) capital; and

• shareholders’ net worth in excess of encumbered capital (free surplus).

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results (as explained in note 1c(iv)) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit before tax. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items, as explained in note 1c(i).

Valuation of new business

The contribution from new business represents profits determined by applying non-economic assumptions as at the end of the year. In determining the new business contribution for UK immediate annuity and lifetime mortgage business, which is interest rate sensitive, it is appropriate to use assumptions reflecting point of sale market conditions, consistent with how the business is priced. For other business within the Group, end of period economic assumptions are used.

Valuation movements on investments

With the exception of debt securities held by Jackson, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the period and shareholders’ equity as they arise.

The results for any covered business conceptually reflects the aggregate of the IFRS results and the movements on the additional shareholders’ interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.

However, in determining the movements on the additional shareholders’ interest, the basis for calculating the Jackson EEV result acknowledges that for debt securities backing liabilities the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that are broadly speaking held for the longer term.

Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders’ equity.

308 Prudential plc > Annual Report 2009

Value of in-force business

The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the year.

Cost of capital

A charge is deducted from the embedded value for the cost of capital supporting the Group’s long-term business. This capital is referred to as encumbered capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (net of tax) on the capital.

The annual result is affected by the movement in this cost from year to year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where encumbered capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of encumbered capital.

Financial options and guarantees

Nature of options and guarantees in Prudential’s long-term business

Asian operations

Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequent with market conditions are written in the Korean life operations. This is to a much lesser extent than the policies written by the Taiwan Life business which was sold in the first half of 2009, as detailed in note 18.

US operations (Jackson)

The principal options and guarantees in Jackson are associated with the fixed annuity and Variable Annuity (VA) lines of business. Fixed annuities provide that, at Jackson’s discretion, it may reset the interest rate credited to policyholders’ accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.5 per cent to 5.5 per cent (2008: 1.5 per cent to 5.5 per cent), depending on the particular product, jurisdiction where issued, and date of issue. At 31 December 2009, 82 per cent (2008: 83 per cent) of the account values on fixed annuities relates to policies with guarantees of 3 per cent or less. The average guarantee rate is 3.0 per cent (2008: 3.0 per cent).

Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.

Jackson issues VA contracts where it contractually guarantees to the contract holder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable at specified dates during the accumulation period (Guaranteed Minimum Withdrawal Benefit (GMWB)) and minimum accumulation, death and income benefits. Jackson hedges these risks using equity options and futures contracts.

These guarantees generally protect the policyholder’s value in the event of poor equity market performance.

Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns would be of a similar nature to those described above for fixed annuities.

UK insurance operations

The only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund and SAIF.

With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits fund held a provision on the Pillar I Peak 2 basis of £31 million (2008: £42 million) at 31 December 2009 to honour guarantees on a small amount of guaranteed annuity option products.

Beyond the generic features and the provisions held in respect of guaranteed annuities described above, there are very few explicit options or guarantees of the with-profits fund such as minimum investment returns, surrender values, or annuity values at retirement and any granted have generally been at very low levels.

The Group’s main exposure to guaranteed annuity options in the UK is through SAIF and a provision on the Pillar I Peak 2 basis of £284 million (2008: £391 million) was held in SAIF at 31 December 2009 to honour the guarantees.

FINANCIAL

STATEMENTS EEV

Notes on the EEV basis supplementary information > continued

1 Basis of preparation, methodology and accounting presentation continued

Time value

The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value).

Where appropriate, a full stochastic valuation has been undertaken to determine the value of the in-force business including the cost of capital. A deterministic valuation of the in-force business is also derived using consistent assumptions and the time value of the financial options and guarantees is derived as the difference between the two.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in note 16.

ii Level of encumbered capital

In adopting the EEV Principles, Prudential has based encumbered capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models but, when applying the EEV Principles, Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the encumbered capital requirements. For shareholder-backed business the following capital requirements apply:

• Asian operations: the level of encumbered capital has been set at the higher of local statutory requirements and the economic capital requirement;

• US operations: the level of encumbered capital has been set to an amount at least equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL); and

• UK insurance operations: the capital requirements are set at the higher of Pillar I and Pillar II requirements for shareholder-backed business of UK insurance operations as a whole, which for 2009 and 2008 was Pillar I.

iii Allowance for risk and risk discount rates

Overview

Under the EEV Principles, discount rates used to determine the present value of future cash flows are set equal to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta but instead reflects the expected volatility associated with the cash flows for each product category in the embedded value model.

Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market and non-credit risks are considered to be diversifiable.

Market risk allowance

The allowance for market risk represents the multiple of beta x equity risk premium. Except for UK shareholder-backed annuity business (as explained below) such an approach has been used for all of the Group’s businesses.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product specific beta.

Product level betas are calculated each year. They are combined with the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Additional credit risk allowance

The Group’s methodology is to allow appropriately for credit risk. The allowance for credit risk is to cover:

• expected long-term defaults;

• credit risk premium (to reflect the volatility in default levels); and

• short-term downgrades and defaults.

These allowances are initially reflected in determining best-estimate returns and through the market risk allowance described above. However, for those businesses which are largely backed by holdings of debt securities these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.

The practical application of the allowance for credit risk varies depending upon the type of business as described below.

310 Prudential plc > Annual Report 2009

Asian operations

For Asian operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly no additional allowance for credit risk is required.

US business

For Jackson business, the allowance for long-term defaults is reflected in the risk margin reserve charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.

For 2009 the risk discount rate incorporates an additional allowance for credit risk premium and short-term defaults. The allowance for 2009 is 150 basis points for spread-based business and 30 basis points for variable annuity business to reflect the fact that a proportion of the variable annuity business is allocated to the general account.

The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products. For 2008 and previously, allowance for these elements of credit risk was recognised only in the risk margin reserve charge and to the extent implicit within the market risk allowance.

UK business a Shareholder-backed annuity business

For Prudential’s UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.

In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential’s assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, credit risk premium and short-term downgrades and defaults. For the purposes of presentation in the EEV results, the results on this basis are reconfigured. Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium and additional short-term default allowance are incorporated into the risk margin included in the discount rate.

b With-profit fund PAL annuity business

For UK annuity business written by PAL for 2008 the allowance for credit risk was for best estimate defaults. For 2009, the basis for determining the appropriate aggregate allowance for credit risk has been aligned with that of UK shareholder-backed annuity business so as also to include provision for short-term defaults. The allowance for credit risk in PAL is taken into account in determining the projected cash flows to the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund.

c With-profit fund holdings of debt securities

The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. For 2008, given the expectation that the widening of credit spreads observed in 2008 would not be maintained, the Company considered it appropriate to assume an unchanged level of credit spreads, an unchanged level of default allowance and an unchanged risk discount rate methodology relative to those used at 31 December 2007. For 2009, the approach for with-profit holdings has been refined. For equities and properties the projected earned rate is defined as the risk-free rate plus a long-term risk premium. Under the revised methodology a similar approach is adopted for corporate bonds i.e. the assumed earned rate is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults.

Allowance for non-diversifiable non-market risks

Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied.

For UK shareholder-backed annuity business, a margin of 100 basis points is used to cover the non-diversifiable non-market risks associated with the business. For the Group’s other business a margin of 50 basis points is applied with, where necessary, an additional allowance for emerging market risk. The additional 50 basis points for UK annuities business reflects the longevity risk which is of particular relevance.

iv Management actions

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, the following areas:

investment allocation decisions;

levels of reversionary bonuses and credited rates; and

total claim values.

Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.

In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management.

FINANCIAL STATEMENTS EEV

Notes on the EEV basis supplementary information > continued

1 Basis of preparation, methodology and accounting presentation continued

v With-profits business and the treatment of the estate

The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent. The value attributed to the shareholders’ interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In those few extreme scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply, where appropriate, for other with-profit funds of the Group’s Asian operations.

vi Pension costs

The Group operates three defined benefit schemes in the UK. The principal scheme is the Prudential Staff Pension Scheme (PSPS). The other two, much smaller, schemes are the Scottish Amicable and M&G schemes. There is also a small scheme in Taiwan, but as part of the sale of the Taiwan agency business completed in June 2009, the Group settled the majority of the obligations under the scheme as a significant number of employees were transferred out.

Under IFRS the surpluses or deficits attaching to these schemes are accounted for in accordance with the provisions of IAS 19 that apply the principles of IFRIC 14, which was adopted in 2008 providing guidance on assessing the limit in IAS 19 on the amount of surplus in a defined benefit pension scheme that can be recognised as an asset.

Under the EEV basis the IAS 19 basis surpluses (to the extent not restricted under IFRIC 14) or deficits are initially allocated in the same manner. The shareholders’ 10 per cent interest in the PAC with-profits fund estate is determined after inclusion of the portion of the IAS 19 basis surpluses or deficits attributable to the fund. Adjustments under EEV in respect of accounting for surpluses or deficits on the Scottish Amicable Pension Scheme are reflected as part of UK operations and for other defined benefit schemes the adjustments are reflected as part of ‘Other operations’, as shown in note 7.

Separately, the projected cash flows of in-force covered business include the cost of contributions to the defined benefit schemes for future service based on the contribution basis applying to the schemes at the time of the preparation of the results.

vii Debt capital

Core structural debt liabilities are carried at market value. As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability has been established on the difference, compared to the IFRS carrying value. Accordingly, no deferred tax credit or charge is recorded in the results for the reporting period in respect of the mark to market value adjustment.

viii Foreign currency translation

Foreign currency profits and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange. The purpose of translating the profits and losses at average exchange rates, notwithstanding the fact that EEV profit represents the incremental value added on a discounted cash flow basis, is to maintain consistency with the methodology applied for IFRS basis reporting.

c Accounting presentation

i Analysis of profit before tax

To the extent applicable, presentation of the EEV profit for the year is consistent with the basis that the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results including longer-term investment returns and, except as explained in note (iv) below, the unwind of discount on the value of in-force business. Operating results include the impact of routine changes of estimates and non-economic assumptions. Non operating results comprise short-term fluctuations in investment returns, the shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. In 2009, during the severe equity market conditions experienced in the first quarter of 2009, coupled with historically high equity volatility, the Group incurred non-recurrent costs from an exceptional short dated hedge to protect against tail events on the Group IGD capital position in addition to regular operational hedging programmes. These costs have been shown separately within short-term fluctuations in investment returns. Also, in June 2009, the Group completed the disposal of the Taiwan agency business. The effect of this disposal and the results of the Taiwan agency business have been presented separately outside of the operating result.

ii Operating profit

For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, values of assets at the beginning of the reporting period are adjusted to remove the effects of short-term market movements.

For the purpose of determining the long-term returns for debt securities of US operations for fixed annuity and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of year-end risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in force adjusted to reflect year-end projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.

312 Prudential plc > Annual Report 2009

For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may from time to time take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk. The net effect of these changes is reflected in the result for the year. In general, the effect is booked in operating results. However, in 2008 the element due to the exceptional spread widening in the market since 31 December 2006 was booked in the effect of change in economic assumptions.

iii Effect of changes in operating assumptions

Operating profits include the effect of changes to operating assumptions on the value of in force at the end of the period. For presentational purposes, the effect of change is delineated to show the effect on the opening value of in force with the experience variance being determined by reference to the end of period assumptions.

iv Unwind of discount and other expected returns

The unwind of discount and other expected returns is determined by reference to the value of in-force business, required capital and surplus assets at the start of the period as adjusted for the effect of changes in economic and operating assumptions reflected in the current period. For UK insurance operations the amount included within operating results based on longer-term returns represents the unwind of discount on the value of in-force business at the beginning of the period (adjusted for the effect of current period assumption changes), the unwind of discount on additional value representing the shareholders’ share of smoothed surplus assets retained within the PAC with-profits fund (as explained in note 1b(v) above), and the expected return on shareholders’ assets held in other UK long-term business operations. Surplus assets retained within the PAC with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility from operating results. In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed.

v Pension costs

Profit before tax

Movements on the shareholders’ share of surpluses (to the extent not restricted by IFRIC 14) and deficits of the Group’s defined benefit pension schemes adjusted for contributions paid in the year are recorded within the income statement. Consistent with the basis of distribution of bonuses and the treatment of the estate described in note 1b(iv) and (v), the shareholders’ share incorporates 10 per cent of the proportion of the financial position attributable to the PAC with-profits fund. The financial position is determined by applying the requirements of IAS 19.

Actuarial and other gains and losses

For pension schemes in which the IAS 19 position reflects the difference between the assets and liabilities of the scheme, actuarial and other gains and losses comprise:

the difference between actual and expected return on the scheme assets;

experience gains and losses on scheme liabilities;

the impact of altered economic and other assumptions on the discounted value of scheme liabilities; and

for pension schemes where the IAS 19 position reflects a deficit funding obligation, actuarial and other gains and losses reflect the movement in estimates of deficit funding requirements.

These items are recorded in the income statement but, consistent with the IFRS basis of presentation, are excluded from operating results.

vi Effect of changes in economic assumptions and time value of cost of options and guarantees

Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions and the time value of cost of options and guarantees resulting from changes in economic factors are recorded in non-operating results.

vii Taxation

The EEV profit for the year for covered business is in most cases calculated initially at the post-tax level. The post-tax profit is then grossed up for presentation purposes at the effective rate of tax. In general, the effective rate corresponds to the corporation tax rate on shareholder profits of the business concerned.

viii Inter-company arrangements

The EEV results for covered business incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF (which is not covered business) to PRIL. In addition, the analysis of free surplus and value of in-force business takes account of the impact of contingent loan arrangements between Group companies.

FINANCIAL STATEMENTS EEV

Notes on the EEV basis supplementary information > continued

1 Basis of preparation, methodology and accounting presentation continued

ix Foreign exchange rates

Foreign currency results have been translated as discussed in note 1b(viii), for which the principal exchange rates are as follows:

Local currency: £	Closing rate at 31 Dec 2009	Average for 2009	Closing rate at 31 Dec 2008	Average for 2008	Opening rate at 1 Jan 2008
Hong Kong	12.52	12.14	11.14	14.42	15.52
Indonesia	15,171.52	16,173.28	15,799.22	17,749.22	18,696.71
Japan	150.33	146.46	130.33	192.09	222.38
Malaysia	5.53	5.51	5.02	6.15	6.58
Singapore	2.27	2.27	2.07	2.61	2.87
Taiwan	51.65	51.65	47.28	58.24	64.56
US	1.61	1.57	1.44	1.85	1.99

2 Analysis of new business contribution

	2009 £m					2009 %	
	New business premiums note 17		Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	Pre-tax new business contribution	New business margin note i	
	Single	Regular	note i, 17	note i, 17	note ii, iii	(APE)	(PVNBP)
Asian operations note iv	842	1,177	1,261	6,245	713	57	11.4
US operations note v	8,885	24	912	9,048	664	73	7.3
UK insurance operations	4,768	246	723	5,902	230	32	3.9
Total	14,495	1,447	2,896	21,195	1,607	56	7.6

	2008 £m					2008 %	
	New business premiums note 17		Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	Pre-tax new business contribution	New business margin note i	
	Single	Regular	note i, 17	note i, 17	note ii, iii	(APE)	(PVNBP)
Asian operations note iv	1,340	1,082	1,216	6,508	634	52	9.7
US operations note v	6,917	24	716	7,140	293	41	4.1
UK insurance operations	6,929	254	947	8,081	273	29	3.4
Total	15,186	1,360	2,879	21,729	1,200	42	5.5

	New business margin (APE) 2009 %	New business margin (APE) 2008 %
Asian operations:		
China	50	52
Hong Kong	70	79
India	19	19
Indonesia	73	58
Korea	44	34
Taiwan note iv	18	22
Other	72	72
Weighted average for all Asian operations	57	52

Notes

i New business margins are shown on two bases, namely the margins by reference to Annual Premium Equivalents (APE) and the Present Value of New Business Premiums (PVNBP) and are calculated as the ratio of the value of new business profit to APE and PVNBP. APEs are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

ii In determining the EEV basis value of new business written in the period the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

314 Prudential plc Annual Report 2009

iii New business contributions represent profits determined by applying non-economic assumptions as at the end of the year. In general, the use of point of sale or end of period economic assumptions is not significant in determining the new business contribution for different types of business and across financial reporting periods. However, to obtain proper measurement of the new business contribution for business which is interest rate sensitive, it is appropriate to use assumptions reflecting point of sale market conditions, consistent with how the business was priced. In practice, the only area within the Group where this has a material effect is for UK shareholder-backed annuity and lifetime mortgage business. For other business within the Group end of period economic assumptions are used.

iv The tables above include new business for the Taiwan bank distribution operation. New business of the Taiwan agency business, which was sold in June 2009 is excluded from the tables but included in the result for the sold Taiwan agency business, shown separately in the analysis of profit, as shown in note 18. Comparative figures have been adjusted accordingly.

v The increase in new business margin for US operations for 2009 reflects the significant changes to target spread for Fixed Annuity and Fixed Index Annuity business primarily as a result of the exceptional combined benefit of high investment yields on new assets and lower crediting rates, as described in note 16b, and the increasing proportion of variable annuity business, for which margins have benefited from the increased projected separate account return, revised benefits and higher take-up rates on the higher margin guaranteed withdrawal benefits.

3 Operating profit from business in force

Group summary

2009

	Asian operations note iv £m	US operations note v £m	UK operations note vi £m	Total £m
Unwind of discount and other expected returns note i	489	344	588	1,421
Effect of change in operating assumptions note ii	(12)	101	–	89
Experience variances and other items note iii	(85)	124	52	91
Total	392	569	640	1,601

2008

	Asian operations note iv £m	US operations note v £m	UK operations note vi £m	Total £m
Unwind of discount and other expected returns	409	233	569	1,211
Effect of change in operating assumptions	165	(17)	–	148
Experience variances and other items	5	77	195	277
Total	579	293	764	1,636

Notes

i Unwind of discount and other expected returns

The increase in unwind of discount and other expected returns from £1,211 million for 2008 to £1,421 million for 2009 mainly arises in the US, primarily reflecting an increase in the discount rate applied to the value of in-force business (as adjusted for the effects of changes in operating and non-operating assumptions) and in Asian operations as a result of higher start of year value of in-force business, reflecting the increasing growth of this business.

ii Effect of change in operating assumptions

The charge of £(12) million for Asian operations in 2009 primarily represents a charge of £(78) million for the effect of strengthening persistency assumptions, offset by a credit of £69 million relating to altered projected net of tax cash flows arising from a regulatory reclassification of health and protection products in Hong Kong. The change in persistency assumptions are mainly as a direct consequence of the impact on policyholders' savings behaviour from adverse economic and market conditions, arising primarily for investment related products, principally in Korea (£(25) million) and Hong Kong (£(12) million), mostly due to premium holidays, and in Indonesia (£(24) million), reflecting recent experience.

The credit of £101 million for US operations in 2009 primarily reflects the positive impact of altered assumptions arising from beneficial policyholder behaviour for Guaranteed Minimum Withdrawal Benefits on Variable Annuity business, as explained in note v(1) below.

iii Experience variances and other items

The £(85) million charge for Asian operations in 2009 primarily represents the effects of adverse persistency of £(76) million, as customers have withdrawn from investment related products (for which assumptions have been strengthened, as explained in note ii above). The residual £(9) million charge reflects a combination of adverse expense experience of £(43) million, offset by the favourable mortality and morbidity experience of £52 million, (as explained in notes iv(5) and iv(6) below) and a charge of £(18) million for other items.

The £124 million credit in US operations in 2009 primarily represents £59 million for the amortisation of interest-related realised gains and losses, £40 million for lower than expected levels of expenses and £32 million for favourable mortality experience as detailed in note v(7) below.

The credit of £52 million for UK insurance operations is detailed in note vi below.

FINANCIAL STATEMENTS
EEV

315

Notes on the EEV basis supplementary information > continued

3 Operating profit from business in force continued

Analysis by business unit

iv Asian operations

	2009 £m	2008 £m
Unwind of discount and other expected returns	489	409
Effect of change in operating assumptions:		
Mortality and morbidity[1]	26	41
Expense[2]	(32)	30
Persistency[3]	(78)	79
Other[4]	72	15
	(12)	165
Experience variances and other items:		
Mortality and morbidity[5]	52	34
Expense[6]	(43)	(37)
Persistency[7]	(76)	16
Other	(18)	(8)
	(85)	5
	392	579

Notes

1 The favourable effect of £26 million in 2009 for mortality and morbidity assumption changes primarily arises in Indonesia of £24 million reflecting recent experience. The benefit of £41 million for 2008 mainly relates to Singapore of £34 million and Hong Kong of £15 million, which reflect actual experience across most products, offset by a charge in Malaysia of £(19) million which reflects negative morbidity experience on health and protection products.

2 The charge of £(32) million for strengthened expense assumptions arises principally in Hong Kong of £(23) million with the balance across the regions.

3 The negative effect of the change in persistency assumptions of £(78) million in 2009 arises mostly with investment related products, principally in Korea (£(25) million), Indonesia (£(24) million) and Hong Kong (£(12) million).

The favourable effect of the change in persistency assumptions of £79 million in 2008 predominately arose in Singapore (£90 million), Hong Kong (£28 million) (principally for health and protection products) and in Malaysia (£21 million) which reflected improved lapse rates, based on recent experience, offset by a charge in Korea (£(44) million) mainly relating to premium holidays.

4 The effect of other assumption changes for 2009 of £72 million comprises the one-off positive impact of £69 million for altered projected net of tax cash flows arising from a regulatory reclassification of health and protection products in Hong Kong, a credit of £13 million for the effect of altered application of the Group's EEV methodology and a net charge of £(10) million for other items. The £13 million effect comprises adjustments for asset management margins in Indonesia and Korea of £37 million and a charge of £(24) million to better align the assumed capital requirement with internal management and pricing bases, primarily in China, Indonesia, Philippines and Vietnam, and other minor adjustments with a neutral net effect.

5 The favourable effects of £52 million in 2009 and £34 million in 2008 relating to mortality and morbidity experience variances reflect better than expected experience across the territories.

6 The charge of £(43) million for expense experience variance arises across the territories, principally in Korea (£(10) million) reflecting the lower level of sales in the current year, £(8) million in Taiwan, following the sale of the Agency business during the year and £(16) million for expense overruns for operations which are at a relatively early stage of development, for which actual expenses are in excess of those factored into the product pricing.

The 2008 negative expense experience variance of £(37) million includes a charge of £(11) million arising in Korea, also reflecting lower sales.

7 The charge of £(76) million in 2009 relating to negative persistency experience arises across the region with the largest impacts in Korea (£(29) million), India (£(11) million) and Japan (£(9) million).

v US operations

	2009 £m	2008 £m
Unwind of discount and other expected returns	344	233
Effect of changes in operating assumptions:		
Guaranteed Minimum Withdrawal Benefit (GMWB) policyholder behaviour[1]	156	–
Mortality[2]	33	31
Variable Annuity (VA) fees[3]	(13)	29
Effect of adjustments for application of EEV methodology for certain reserves and required capital[4]	–	(61)
Other[5]	(75)	(16)
	101	(17)
Experience variances and other items:		
Spread experience variance[6]	(3)	54
Amortisation of interest-related realised gains and losses[6]	59	28
Other[7]	68	(5)
	124	77
	569	293

316 Prudential plc Annual Report 2009

Notes

1 The positive impact of the change in GMWB policyholder behaviour assumptions of £156 million reflects the altered assumptions relating to the utilisation of withdrawal features available to policyholders on VA contracts which have been modified to take account of the more recent experience of policyholder behaviour when benefits are 'in the money'. Previously, policyholder behaviour for the utilisation of GMWB was assumed to be largely driven by the extent to which benefits were in the money. For 2009, the assumption has been altered to take account of recent experience which shows that the attained age of the policyholder is the key factor in determining utilisation levels.
2 The £33 million credit for mortality for 2009 primarily reflects lower mortality rates for the Life of Georgia business, based upon actual experience since the acquisition of the business in 2005.
3 The effect of the change of assumption for VA fees represents the capitalised value of the change in the projected level of policyholder advisory fees, which vary according to the size and mix of VA funds. The charge of £(13) million for 2009 reflects a reduction in the projected level of fees paid by policyholders, according to the current fund mix. The positive effect of the change in 2008 of £29 million represents an overall reassessment of the assumed fees, reflecting recent experience at that date.
4 The effect of the adjustments in 2008 for the application of EEV methodology for certain reserves and required capital of £(61) million are as follows:

	2008 £m
Effect of adjustments for application of EEV methodology for certain reserves and required capital:	
Interest Maintenance Reserve (IMR)[a]	(10)
Variable Annuity Statutory Reserves[b]	(68)
Required Capital[c]	17
	(61)

a The IMR is a statutory liability in respect of realised gains on the sale of bonds which, on a regulatory basis, are amortised to income over time in line with the duration of the bonds sold.
b The statutory reserves are primarily in respect of guarantees on variable annuity products in excess of the surrender value.
c The adjustment in respect of required capital represents a current year refinement to reduce the required capital to align the amount with the required level which has been set as an amount at least equal to 235 per cent of the risk-based capital required by National Association of Insurance Commissioners at the Company Action Level.

5 The effect of other changes in assumptions in 2009 of £(75) million primarily represents the negative impact of changes in persistency assumptions of £(53) million, reflecting an increase in the assumed utilisation of the partial withdrawal option on Variable and Fixed Annuity business of £(29) million and £(24) million for the effect of other altered lapse rates, in line with experience.
6 The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults. The charge of £(3) million for spread experience variance in 2009 is better assessed in the context of both spread and amortisation of interest-related realised gains and losses. Amortisation of interest-related gains and losses reflects the same treatment applied to the supplementary analysis of IFRS profit. When bonds that are neither impaired nor deteriorating are sold and reinvested there will be a consequent change in the investment yield. To reflect better the longer-term returns on operating profits the realised gain or loss is amortised into the result over the period when the bonds would have otherwise matured. The net effect on the EEV results of these two items is a credit of £56 million for 2009 and £82 million for 2008.
7 The credit of £68 million for other items for 2009 primarily represents favourable expense experience variance of £40 million relating to marketing expenses and positive mortality experience of £32 million primarily relating to life products.

vi UK insurance operations

	2009 £m	2008 £m
Unwind of discount and other expected returns	588	569
Other items:		
Effect of asset rebalancing[note]	22	118
Release of certain annuity business reserves	–	56
Other	30	21
	52	195
	640	764

Note

For UK annuity business, the effects of rebalancing the asset portfolio backing the liabilities to policyholders are normally reflected in full in the operating result for the year. These effects arise from the altered value arising from the revised projected yield and allowances for default risk.

During 2007 and 2008, exceptional credit spread widening took place. Accordingly in 2008, to better reflect performance reporting, the effect of asset rebalancing reflected in the operating result was determined by reference to investment conditions at 31 December 2006. The excess effect of asset rebalancing was included in non-operating results, as described in note 6.

FINANCIAL STATEMENTS
EEV

317

Notes on the EEV basis supplementary information > continued

4 Discontinued operations

The charge of £(14) million, which is net of nil tax, reflects completion adjustments for a previously disposed business.

5 Short-term fluctuations in investment returns

	2009 £m	2008 £m
Insurance operations:		
Asia[note i]	437	(903)
US[note ii]	(401)	(1,344)
UK[note iii]	445	(2,407)
Other operations:		
IGD hedge costs[note iv]	(235)	–
Other[note v]	105	(313)
Total	351	(4,967)

Notes

i Asian operations

	2009 £m	2008 £m
Singapore	159	(310)
Hong Kong	113	(284)
Vietnam	(47)	(82)
Other operations	212	(227)
	437	(903)

The short-term fluctuations in investment returns in Asia for 2009 of £437 million reflect the effect of strong equity market performance in particular for participating business and unit-linked business where the in-force value benefits from increases in shareholder transfers and from the capitalisation of increased projected fees due to the higher asset base at the end of the year.

For 2008, the short-term fluctuations in investment returns for Asian operations of £(903) million arose primarily in Singapore and Hong Kong, reflecting the effect of substantial equity market falls on unit-linked and with-profits business. For unit-linked business, the short-term fluctuation in investment returns reflects the reduction in the value of the asset base and the consequent effect on the projection of future management fees. For with-profits business, the short-term fluctuation in investment returns reflects the difference between the shareholders' 10 per cent interest in the value movements on the assets and the unwind of discount on the opening shareholders' interest in the surplus.

ii US operations

The fluctuations for US operations comprise the following items:

	2009 £m	2008 £m
Actual realised losses less default assumption and amortisation of interest-related gains and losses for fixed income securities and related swap transactions[1]	(367)	(463)
Actual less long-term return on equity based investments and other items[2]	(144)	(148)
Investment return related gain (loss) due primarily to changed expectation of profits on in-force variable annuity business in future periods based on current period equity returns, net of related hedging activity for equity related products[3]	110	(733)
Total Jackson	(401)	(1,344)

Notes

1 The charge of £(367) million in 2009 relating to fixed income securities primarily represents the excess of the impairment losses in the year on the US statutory basis over the amortisation of interest-related gains and longer-term default assumption included within operating profit.

2 The charge in 2009 of £(144) million for actual less long-term return on equity based investments and other items primarily relates to the shortfall of actual return against the expected return on investments in limited partnerships.

3 This gain (loss) arises due to the market returns being higher (lower) than the assumed longer-term rate of return. This gives rise to higher (lower) than expected year end values of variable annuity assets under management with a resulting effect on the projected value of future account values and hence future profitability from altered fees. For 2009, the US equity market returns were approximately positive 24 per cent compared to the assumed longer-term rate of return of 7.4 per cent. For 2008, the US equity market returns were approximately negative 38.5 per cent compared to the assumed longer-term rate of return of 5.8 per cent.

318 Prudential plc Annual Report 2009

iii UK insurance operations

The short-term fluctuations in investment returns for UK insurance operations for 2009 represents:

	2009 £m	2008 £m
With-profits[1]	430	(2,083)
Shareholder-backed annuity[2]	(40)	(213)
Unit-linked and other[3]	55	(111)
	445	(2,407)

Notes

1 For with-profits business the credit for 2009 of £430 million (2008: charge of £(2,083) million) reflects the positive variance of 8.6 per cent (2008: negative 25.3 per cent) against the assumed long-term return for the investments covering policyholder liabilities and unallocated surplus.

2 Short-term fluctuations in investment returns on shareholder-backed annuity business for 2009 of £(40) million primarily represents mismatching losses arising from a fall in yields on assets of £(105) million, partially offset by better than expected default experience of £22 million. The remaining balance of £43 million consists of positive movements in other asset values partially offset by losses on surplus assets relative to the expected return. The charge for 2008 of £(213) million primarily represented an unrealised loss on surplus assets and default experience.

3 The credit of £55 million relates primarily to unit-linked business representing the increase in capitalised value of future fees arising from the positive movements in market values experienced during the year.

iv IGD hedge costs

During the severe equity market conditions experienced in the first quarter of 2009, coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to our regular operational hedging programmes. The hedge contracts have expired and have not been renewed.

v Other operations

Short-term fluctuations in investment returns of Other operations, in addition to the previously discussed IGD hedge costs, arise from:

	2009 £m	2008 £m
Sale of investment in India mutual fund in May 2008 giving rise to a transfer to operating profit of £47m for the crystallised gain, and value reduction in the year, prior to sale, of £24m	–	(71)
Unrealised value movements on swaps held centrally to manage Group assets and liabilities	28	(38)
Unrealised value movements on Prudential Capital bond portfolio	66	(190)
Unrealised value movements on investments held by Other operations	11	(14)
	105	(313)

6 Effect of changes in economic assumptions and time value of cost of options and guarantees

The effects of changes in economic assumptions and time value of cost of options and guarantees resulting from changes in economic factors for in-force business included within the profit (loss) from continuing operations before tax (including actual investment returns) arise as follows:

	2009 £m			2008 £m		
	Change in economic assumptions	Change in time value of cost of options and guarantees	Total	Change in economic assumptions	Change in time value of cost of options and guarantees	Total
Asian operations[note i]	(165)	(9)	(174)	157	–	157
US operations[note ii]	(528)	10	(518)	267	11	278
UK insurance operations[notes iii,iv]	(270)	52	(218)	(783)	(50)	(833)
Total	(963)	53	(910)	(359)	(39)	(398)

Notes

i The effect of changes in economic assumptions in Asia for 2009 of a charge of £(165) million primarily reflects increases in risk discount rates and fund earned rates (as shown in note 16b), with the largest impact arising for Hong Kong US dollar denominated business arising from the increase in US dollar government bond yields. The £(165) million charge is net of a credit of £96 million for the effect of altered economic assumptions for Indonesia and Korea arising from a change in the application of the Group's methodology for these operations (as discussed in note 16b).

The effect of changes in economic assumptions in Asia for 2008 of a credit of £157 million reflects the impact of the reduction in risk discount rates across most territories.

FINANCIAL STATEMENTS
EEV

319

Notes on the EEV basis supplementary information > continued

6 Effect of changes in economic assumptions and time value of cost of options and guarantees continued

ii The charge of £(528) million for the effect of changes in economic assumptions for US operations for 2009 reflects the following:

	2009 £m	2008 £m
Effect of changes in 10-year treasury rates, beta and equity risk premium:note		
Fixed annuity and other general account business	(410)	385
Variable Annuity (VA) business	183	(118)
Increase in risk margin allowance for credit risknote	(301)	–
	(528)	267

Note

For Jackson, the charge for the effect of changes in economic assumptions represents the aggregate of the effects of changes to projected returns and the risk discount rate. The risk discount rate, as discussed in note 1b(iii), represents the aggregate of the risk-free rate and margin for market risk, credit risk and non-diversifiable non-market risk.

For fixed annuity and other general account business the effect of changes to the risk-free rate, which is defined as the 10-year treasury rate, is reflected in the risk discount rate. This discount rate is in turn applied to projected cash flows which principally reflect projected spread, which is largely insensitive to changes in the risk-free rate. For 2009, the effect of these changes resulted in an overall charge for fixed annuity and other general account business of £(410) million, reflecting the increase in the risk-free rate of 1.6 per cent (as shown in note 16b). For 2008, the effect of the change in economic assumptions on this business was a credit of £385 million, which reflects the decrease in the risk-free rate of 1.8 per cent.

For VA business, changes to the risk-free rate are also reflected in determining the risk discount rate. However, the projected cash flows are also reassessed for altered investment returns on the underlying separate account assets from which fees are charged. For 2009, the effect of both of these changes resulted in an overall credit on VA business of £183 million, reflecting the increase in the risk-free rate of 1.6 per cent (as shown in note 16b). For 2008, the effect of the change in economic assumptions on VA business of a charge of £(118) million reflects the decrease in the risk-free rate of 1.8 per cent.

In 2009, the Group has included an additional allowance for credit risk. In determining this allowance a number of factors were considered. These factors, in particular, include:

a How much of the credit spread on debt securities represents an increased credit risk not reflected in the RMR long-term default assumptions, and how much is liquidity premium. In assessing this effect consideration has been given to a number of approaches to estimating the liquidity premium by considering statistical data over the four years from 2006 to 2009, and

b Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible in adverse economic scenarios to pass on a component of credit loss to policyholders (subject to guarantee features) through lower crediting rates. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.

After taking these and other more detailed factors into account and, based on market conditions in late 2009, the risk discount rate for spread business has been increased by 150 basis points as an additional allowance for credit risk. For VA business, the additional allowance increase has been set at 20 per cent of the non-VA business increase to reflect the fact that a proportion of the VA business is allocated to general account holdings of debt securities.

The additional allowance to be applied in future reporting periods will be altered, as necessary, for future credit conditions and as the business in force alters over time. Accordingly, a simple formulaic approach for the future allowance is not possible and does not apply. However, as a guide the current allowance can be summarised as broadly reflecting that 50 per cent of the increase in credit spread since 31 December 2006 can be attributed to credit risk and 50 per cent to liquidity premium, and that management actions can be used to absorb some 50 basis points of credit losses without adversely impacting value.

iii The effect of changes in economic assumptions of a charge of £(270) million for UK insurance operations comprises the effect of:

	2009 £m			2008 £m		
	Shareholder-backed annuity business note1	With-profits and other business note2	Total	Shareholder-backed annuity business note1	With-profits and other business note2	Total
(Decrease) increase in expected long-term rates of return	(284)	191	(93)	83	(1,082)	(999)
Decrease (increase) in risk discount rates	240	(311)	(71)	(394)	668	274
Other changes	25	(131)	(106)	(6)	(52)	(58)
	(19)	(251)	(270)	(317)	(466)	(783)

Notes

1 In 2008, the £(317) million charge comprises £(400) million for the effect of strengthening credit risk assumptions, offset by a credit of £231 million for the effect of rebalancing the asset portfolio calculated by reference to the exceptional changes in credit spreads from 31 December 2006 to 31 December 2008, and an underlying charge of £(148) million for regular changes in yields and discount rates. In 2009, the charge of £(19) million reflects the effects of regular economic assumption changes. However, the amounts for the component line items shown above reflect a change in the composition of the default allowance between best estimate levels (which are reflected in the long-term rates of return) and allowance for credit risk premium and additional short-term defaults reflected in the risk discount rate.

2 In 2009, the charge of £(251) million for with-profits and other business reflects the fact that the risk discount rate has increased significantly more than the earned rate as a result of the revised correlation assumptions, lower equity backing ratio and very low cash return. In 2008, the charge of £(466) million for the effects of the decrease in expected long-term rates of return and risk discount rates primarily reflect the reduction in gilt rates of (0.85) per cent.

iv The effect of changes in time value of cost of options and guarantees of a credit of £52 million for UK insurance operations primarily relates to with-profits business reflecting the effect of the improved investment return achieved in 2009, combined with an overall beneficial impact arising from changes in economic assumptions. In 2008, the charge of £(50) million primarily related to with-profits business reflecting the effect of the reduction in the expected long-term rates of return as described in note (2) above.

320 Prudential plc Annual Report 2009

7 Shareholders' funds – segmental analysis

	2009 £m	2008 £m
Asian operations		
Long-term business:		
Net assets of operations – EEV basis shareholders' funds	5,781	5,264
Acquired goodwill	80	111
	5,861	5,375
Asset management:[note i]		
Net assets of operations	161	167
Acquired goodwill	61	61
	222	228
	6,083	5,603
US operations		
Jackson – EEV basis shareholders' funds (net of surplus note borrowings of £158m (2008: £154m))	4,122	4,339
Broker-dealer and asset management operations:[note i]		
Net assets of operations	95	98
Acquired goodwill	16	16
	111	114
	4,233	4,453
UK operations		
Insurance operations:		
Long-term business operations:		
Smoothed shareholders' funds	5,547	5,437
Actual shareholders' funds less smoothed shareholders' funds	(108)	(518)
EEV basis shareholders' funds	5,439	4,919
Other	37	–
	5,476	4,919
M&G:[note i]		
Net assets of operations	173	147
Acquired goodwill	1,153	1,153
	1,326	1,300
	6,802	6,219
Other operations		
Holding company net borrowings at market value[9]	(1,780)	(818)
Other net liabilities[note i]	(65)	(501)
	(1,845)	(1,319)
Total	15,273	14,956

Representing:

	2009 £m			2008 £m		
	Statutory IFRS basis share-holders' assumptions	Additional retained profit on an EEV basis	EEV basis share-holders' Total	Statutory IFRS basis share holders' assumptions	Additional retained profit on an EEV basis	EEV basis share-holders' Total
Asian operations	1,462	4,399	5,861	2,167	3,208	5,375
US operations	3,011	1,111	4,122	1,698	2,641	4,339
UK insurance operations	1,902	3,537	5,439	1,655	3,264	4,919
Total long-term business operations	6,375	9,047	15,422	5,520	9,113	14,633
Other operations[note ii]	(104)	(45)	(149)	(462)	785	323
Group total	6,271	9,002	15,273	5,058	9,898	14,956

FINANCIAL STATEMENTS
EEV

321

Notes on the EEV basis supplementary information > continued

7 Shareholders' funds – segmental analysis continued

Notes

i With the exception of the share of the Prudential Staff Pension Scheme (PSPS) deficit attributable to the PAC with-profits fund, which is included in 'Other operations' net liabilities, these amounts have been determined on the statutory IFRS basis. The overall pension scheme deficit, net of tax, attributable to shareholders relating to PSPS is determined as shown below:

	2009 £m	2008 £m
IFRS basis deficit (relating to shareholder-backed operations)	(16)	(31)
Additional EEV deficit (relating to shareholders' 10 per cent share of the IFRS basis deficit attributable to the PAC with-profits fund)	(5)	(6)
EEV basis*	(21)	(37)

*For 2008, the EEV basis deficit of £(37) million for other operations includes the shareholders' share of the deficit on the Scottish Amicable Pension Scheme, which for 2009 is included within the shareholders' funds of UK long-term business operations.

ii The additional retained profit on an EEV basis for Other operations represents the mark to market value difference on holding company net borrowings of a charge of £(26) million (2008: credit of £802 million) and the effect of accounting for pension costs for the Prudential Staff Pension Scheme.

8 Analysis of movement in free surplus

Free surplus is the market value of the net worth in excess of the capital required to support the covered business. Where appropriate, adjustments are made to the regulatory basis net worth from the local regulatory basis so as to include backing assets movements at fair value rather than cost so as to comply with the EEV principles. Prudential has based required capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements, as described in note 1b(ii).

	2009 £m		
Long-term business and asset management operations [note i]	**Long-term business** note 13	**Asset management and UK general insurance commission** note ii	**Free surplus of long-term business, asset management and UK general insurance commission**
Underlying movement:			
New business	(675)	–	(675)
Business in force:			
Expected in-force cash flows (including expected return on net assets)	1,657	257	1,914
Effects of changes in operating assumptions, operating experience variances and other operating items	175	–	175
	1,157	257	1,414
Changes in non-operating items [note iii]	(239)	41	(198)
Profit on sale and results for Taiwan agency business	987	–	987
	1,905	298	2,203
Net cash flows to parent company [note iv]	(506)	(182)	(688)
Exchange movements, timing differences and other items [note v]	219	(62)	157
Net movement in free surplus	1,618	54	1,672
Balance at 1 January 2009	447	412	859
Balance at 31 December 2009	2,065	466	2,531
Representing:			
Asian operations[13]	801	161	962
US operations[13]	749	95	844
UK insurance operations[13]	515	210	725
	2,065	466	2,531
1 January 2009			
Representing:			
Asian operations[13]	(240)	167	(73)
US operations[13]	501	98	599
UK insurance operations[13]	186	147	333
	447	412	859

322 Prudential plc Annual Report 2009

Notes

i All figures are shown net of tax.

ii For the purposes of this analysis, free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis shareholders' funds as shown in note 7.

iii Changes in non-operating items.
This represents short-term fluctuations in investment returns, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes and the effect of changes in economic assumptions for long-term business operations.

Short-term fluctuations in investment returns primarily reflect temporary market movements on the portfolio of investments held by the Group's shareholder-backed operations together with the shareholders' 10 per cent interest in the value movements on the assets in the with-profits funds.

The effect of changes in economic assumptions on free surplus includes the impact of an increase in required capital for Jackson of £168 million driven by impairments and credit downgrades. Separately, short-term fluctuations in investment returns include the effect of impairments and credit downgrades in excess of the expected longer-term level reflected within operating profit.

iv Net cash flows to parent company reflect the flows for long-term business operations as included in the holding company cash flow at transaction rates.

v Exchange movements, timing differences and other items represent:

	Long-term business £m	Asset management and UK general insurance commission £m	Total £m
Exchange movements	(75)	(30)	(105)
Mark to market value movements on Jackson assets backing surplus and required capital[3]	133	–	133
Other	161	(32)	129
	219	(62)	157

9 Holding Company net borrowings

a Balance sheet

	2009 £m			2008 £m		
	IFRS basis	Mark to market value adjustment note b	EEV basis at market value	IFRS basis	Mark to market value adjustment note b	EEV basis at market value
Holding company* cash and short-term investments	(1,486)	–	(1,486)	(1,165)	–	(1,165)
Core structural borrowings – central funds[note]	3,240	26	3,266	2,785	(802)	1,983
Holding company net borrowings	1,754	26	1,780	1,620	(802)	818
Core structural borrowings – Jackson	154	4	158	173	(19)	154
	1,908	30	1,938	1,793	(821)	972

*Including central finance subsidiaries.

Note
EEV basis holding company borrowings comprise:

	2009 £m	2008 £m
Perpetual subordinated capital securities (Innovative Tier 1)	1,351	513
Subordinated debt (Lower Tier 2)	1,372	737
Senior debt	543	733
	3,266	1,983

In May 2009, the Company repaid maturing £249 million senior debt and in the same month the Company issued £400 million subordinated notes in part to replace the maturing debt.

In July 2009, the Company issued US$750 million perpetual subordinated capital securities.

In accordance with the EEV Principles, core borrowings are carried at market value. As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability has been established on the market value adjustment above.

b Results and movements in equity

	2009 £m	2008 £m
Loss (profit) included in consolidated income statement	795	(656)
Foreign exchange effects	56	(181)
1 January 2009	(821)	16
31 December 2009	30	(821)

The loss (profit) recorded in the consolidated income statement represents a charge of £774 million (2008: credit of £(619) million) in respect of central funds and a charge of £21 million (2008: credit of £(37) million) in respect of Jackson.

FINANCIAL STATEMENTS
EEV

323

Notes on the EEV basis supplementary information > continued

10 Reconciliation of movement in shareholders' funds

	2009 £m					
	Long-term business operations					
	Asian operations	US operations	UK insurance operations	Total long-term business operations	Other operations	Group Total
Operating profit (based on longer-term investment returns)						
Long-term business:						
New business[2]	713	664	230	1,607	–	1,607
Business in force[3]	392	569	640	1,601	–	1,601
	1,105	1,233	870	3,208	–	3,208
Asia development expenses	(6)	–	–	(6)	–	(6)
UK general insurance commission	–	–	–	–	51	51
M&G	–	–	–	–	238	238
Asian asset management operations	–	–	–	–	55	55
US broker-dealer and asset management	–	–	–	–	4	4
Other income and expenditure	–	–	–	–	(433)	(433)
Restructuring costs	–	–	(20)	(20)	(7)	(27)
Operating profit based on longer-term investment returns	1,099	1,233	850	3,182	(92)	3,090
Short-term fluctuations in investment returns[5]	437	(401)	445	481	(130)	351
Mark to market value movements on core borrowings[9]	–	(21)	–	(21)	(774)	(795)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	(52)	(52)	(32)	(84)
Effect of changes in economic assumptions and time value of cost of options and guarantees[6]	(174)	(518)	(218)	(910)	–	(910)
Profit on sale and results for Taiwan agency business[18]	148	–	–	148	(57)	91
Profit (loss) from continuing operations before tax (including actual investment returns)	1,510	293	1,025	2,828	(1,085)	1,743
Tax (charge) credit attributable to shareholders' profit (loss):[11]						
Tax on operating profit	(239)	(416)	(245)	(900)	34	(866)
Tax on short-term fluctuations in investment returns	(76)	165	(124)	(35)	61	26
Tax on shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	14	14	9	23
Tax on effect of changes in economic assumptions and time value of cost of options and guarantees	94	181	61	336	–	336
Total tax (charge) credit	(221)	(70)	(294)	(585)	104	(481)
Discontinued operations (net of tax)[4]	–	–	–	–	(14)	(14)
Minority interests	–	–	–	–	(3)	(3)
Profit (loss) for the year	1,289	223	731	2,243	(998)	1,245
Exchange movements on foreign operations and net investment hedges[note i]	(435)	(483)	–	(918)	157	(761)
Related tax	–	–	–	–	11	11
Intra group dividends (including statutory transfer)	(553)	(39)	(206)	(798)	798	–
External dividends	–	–	–	–	(481)	(481)
Reserve movements in respect of share-based payments	–	–	–	–	29	29
Investment in operations[note ii]	219	–	27	246	(246)	–
Other transfers[note iv]	(3)	(51)	(32)	(86)	86	–
Movement in own shares held in respect of share-based payment plans	–	–	–	–	3	3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	–	–	–	–	(3)	(3)
New share capital subscribed	–	–	–	–	141	141
Mark to market value movements on Jackson assets backing surplus and required capital (net of related tax of £72m)[13]	–	133	–	133	–	133
Net increase (decrease) in shareholders' equity	517	(217)	520	820	(503)	317
Shareholders' equity at 1 January 2009[note iii,7]	5,264	4,339	4,919	14,522	434	14,956
Shareholders' equity at 31 December 2009[note iii,7]	5,781	4,122	5,439	15,342	(69)	15,273

324 Prudential plc Annual Report 2009

Notes

i Profits are translated at average exchange rates, consistent with the method applied for statutory IFRS basis results. The amounts recorded above for exchange rate movements reflect the difference between 2009 and 2008 exchange rates as applied to shareholders' funds at 1 January 2009 and the difference between 31 December 2009 and average 2009 rates for profits.

ii Investment in operations reflects increases in share capital. This includes certain non-cash items.

iii For the purposes of the table above, goodwill related to Asia long-term operations (as shown in note 7) is included in Other operations.

iv Other transfers (from) to long-term business operations to Other operations in 2009 represent:

	Asian operations £m	US operations £m	UK insurance operations £m	Total long-term business operations £m
Adjustment for net of tax asset management projected profits of covered business	(7)	(3)	(17)	(27)
Other adjustments	4	(48)	(15)	(59)
	(3)	(51)	(32)	(86)

11 Tax attributable to shareholders' profit (loss)

The tax charge (credit) comprises:

	2009 £m	2008 £m
Tax charge on operating profit based on longer-term investment returns:		
Long-term business:[note i]		
Asian operations[note ii]	239	322
US operations	416	205
UK insurance operations[note ii]	245	269
	900	796
Other operations	(34)	(38)
Total tax charge on operating profit based on longer-term investment returns	866	758
Tax credit on items not included in operating profit:		
Tax credit on short-term fluctuations in investment returns	(26)	(1,432)
Tax credit on shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(23)	(2)
Tax credit on effect of changes in economic assumptions and time value of cost of options and guarantees	(336)	(79)
Tax credit on profit on sale and results for Taiwan agency business	–	(16)
Total tax credit on items not included in operating profit	(385)	(1,529)
Tax charge (credit) on profit (loss) on ordinary activities from continuing operations (including tax on actual investment returns)	481	(771)

Notes

i The profit for the year for covered business is in most cases calculated initially at the post-tax level. The post-tax profit for covered business is then grossed up for presentation purposes at the effective rates of tax applicable to the countries and periods concerned. In the UK, the effective rate is the UK corporation tax rate of 28 per cent which took effect from 1 April 2008. For Jackson, the US federal tax rate of 35 per cent is applied to gross up movements on the value of in-force business. Effects on statutory tax for the period affect the overall tax rate. For Asia, similar principles apply subject to the availability of taxable profits.

ii Including tax relief on Asia development expenses and restructuring costs borne by UK insurance operations.

FINANCIAL STATEMENTS
EEV

325

Notes on the EEV basis supplementary information > continued

12 Earnings per share (EPS)

2009 £m 2008 £m

Operating EPS:

Operating profit before tax 3,090 2,865

Tax (866) (758)

Minority interests (3) (4)

Operating profit after tax and minority interests 2,221 2,103

Operating EPS (pence) 88.8p 85.1p

Total EPS:

Profit (loss) from continuing operations before tax 1,743 (2,106)

Tax (481) 771

Discontinued operations (net of tax) (14) –

Minority interests (3) (3)

Total profit (loss) after tax and minority interests 1,245 (1,338)

Total EPS (pence) 49.8p (54.1)p

Average number of shares (millions) 2,501 2,472

The average number of shares reflects the average number in issue adjusted for shares held by employee trusts and consolidated unit trusts and OEICs which are treated as cancelled.

326 Prudential plc > Annual Report 2009

13 Reconciliation of net worth and value of in-force business[note i]

	2009 £m				
	Free surplus [note ii]	Required capital	Total net worth	Value of in-force business [note iv]	Total long-term business
Group					
Shareholders' equity at 1 January 2009	447	4,117	4,564	9,958	14,522
New business contribution[notes ii, iii]	(675)	451	(224)	1,355	1,131
Existing business – transfer to net worth	1,551	(434)	1,117	(1,117)	–
Expected return on existing business	106	100	206	856	1,062
Changes in operating assumptions and experience variances	175	50	225	(136)	89
Profit on sale and results for Taiwan agency business	987	(1,232)	(245)	393	148
Increase in capital requirements for US operations arising from impairments and credit downgrades	(168)	168	–	–	–
Changes in non-operating assumptions and experience variances and minority interests	(71)	42	(29)	(158)	(187)
Profit after tax and minority interests from long-term business	1,905	(855)	1,050	1,193	2,243
Exchange movements on foreign operations and net investment hedges	(75)	(268)	(343)	(575)	(918)
Intra-group dividends (including statutory transfer) and investment in operations[note v]	(259)	–	(259)	(293)	(552)
Mark to market value movements on Jackson assets backing surplus and required capital	133	–	133	–	133
Other transfers from net worth	(86)	–	(86)	–	(86)
Shareholders' equity at 31 December 2009	2,065	2,994	5,059	10,283	15,342
Representing:					
Asian operations					
Shareholders' equity at 1 January 2009	(240)	1,789	1,549	3,715	5,264
New business contribution[notes ii, iii]	(246)	69	(177)	710	533
Existing business – transfer to net worth	377	5	382	(382)	–
Expected return on existing business	86	5	91	322	413
Changes in operating assumptions and experience variances[note vi]	(98)	85	(13)	(73)	(86)
Profit on sale and results for Taiwan agency business	987	(1,232)	(245)	393	148
Changes in non-operating assumptions and experience variances and minority interests	101	(26)	75	206	281
Profit after tax and minority interests from long-term business	1,207	(1,094)	113	1,176	1,289
Exchange movements on foreign operations and net investment hedges	(12)	(110)	(122)	(313)	(435)
Intra-group dividends (including statutory transfer) and investment in operations[note v]	(151)	–	(151)	(183)	(334)
Other transfers from net worth	(3)	–	(3)	–	(3)
Shareholders' equity at 31 December 2009	801	585	1,386	4,395	5,781

FINANCIAL STATEMENTS
EEV

327

Notes on the EEV basis supplementary information > continued

13 Reconciliation of net worth and value of in-force business[note i] continued

	2009 £m				
	Free surplus note 8	Required capital	Total net worth	Value of in-force business note iv	Total long-term business
US operations					
Shareholders' equity at 1 January 2009	501	1,400	1,901	2,438	4,339
New business contribution[notes ii,iii]	(326)	300	(26)	458	432
Existing business – transfer to net worth	706	(359)	347	(347)	–
Expected return on existing business	18	55	73	151	224
Changes in operating assumptions and experience variances	115	(12)	103	58	161
Increase in capital requirements for US operations arising from impairments and credit downgrades	(168)	168	–	–	–
Changes in non-operating assumptions and experience variances and minority interests	(77)	11	(66)	(528)	(594)
Profit after tax and minority interests from long-term business	268	163	431	(208)	223
Exchange movements on foreign operations and net investment hedges	(63)	(158)	(221)	(262)	(483)
Intra-group dividends (including statutory transfer) and investment in operations	(39)	–	(39)	–	(39)
Mark to market value movements on Jackson assets backing surplus and required capital	133	–	133	–	133
Other transfers from net worth	(51)	–	(51)	–	(51)
Shareholders' equity at 31 December 2009	749	1,405	2,154	1,968	4,122
UK insurance operations					
Shareholders' equity at 1 January 2009	186	928	1,114	3,805	4,919
New business contribution[notes ii,iii]	(103)	82	(21)	187	166
Existing business – transfer to net worth	468	(80)	388	(388)	–
Expected return on existing business	2	40	42	383	425
Changes in operating assumptions and experience variances	158	(23)	135	(121)	14
Changes in non-operating assumptions and experience variances and minority interests	(95)	57	(38)	164	126
Profit after tax and minority interests from long-term business	430	76	506	225	731
Intra-group dividends (including statutory transfer) and investment in operations[note v]	(69)	–	(69)	(110)	(179)
Other transfers from net worth	(32)	–	(32)	–	(32)
Shareholders' equity at 31 December 2009	515	1,004	1,519	3,920	5,439

Notes

i All figures are shown net of tax.

ii The movements arising from new business contribution are as follows:

	2009 £m			2008 £m		
	Pre-tax new business contribution note 2	Tax	Post-tax new business contribution	Pre-tax new business contribution note 2	Tax	Post-tax new business contribution
Asian operations	713	(180)	533	634	(166)	468
US operations	664	(232)	432	293	(103)	190
UK insurance operations	230	(64)	166	273	(76)	197
	1,607	(476)	1,131	1,200	(345)	855

328 Prudential plc · Annual Report 2009

	2009 £m	2008 £m
Free surplus	(675)	(806)
Required capital	451	472
Total net worth	(224)	(334)
Value of in-force business	1,355	1,189
Total long-term business	1,131	855

III New business capital usage

	2009 £m			2008 £m		
	Free surplus invested in new business	Post-tax new business contribution note ii	Post-tax new business contribution per £1m free surplus invested	Free surplus invested in new business	Post-tax new business contribution note ii	Post-tax new business contribution per £1m free surplus invested
Asian operations	(246)	533	2.2	(224)	468	2.1
US operations	(326)	432	1.3	(289)	190	0.7
UK insurance operations	(103)	166	1.6	(293)	197	0.7
	(675)	1,131	1.7	(806)	855	1.1

IV The value of in-force business includes the value of future margins from current in-force business less the cost of holding encumbered capital and represents:

	2009 £m				2008 £m			
	Value of in-force business before deduction of cost of capital and of guarantees	Cost of capital	Cost of time value of guarantees	Net value of in-force business	Value of in-force business before deduction of cost of capital and of guarantees	Cost of capital	Cost of time value of guarantees	Net value of in-force business
Asian operations[note vii]	4,605	(198)	(12)	4,395	4,590	(869)	(6)	3,715
US operations	2,351	(175)	(208)	1,968	2,838	(18)	(382)	2,438
UK insurance operations	4,181	(221)	(40)	3,920	4,263	(372)	(86)	3,805
	11,137	(594)	(260)	10,283	11,691	(1,259)	(474)	9,958

V The amounts shown in respect of free surplus and the value of in-force business for UK and Asian operations for intragroup dividends and investment in operations include the impact of contingent loan funding.

VI For Asian operations, the effect of changes in operating assumptions and experience variances in 2009 includes the impact of changes in the assumed capital requirement to better align with internal management and pricing bases. This primarily arises in China, Indonesia, Philippines and Vietnam, with a consequent reduction in free surplus and increase in required capital of £73 million.

VII The change in the cost of capital for Asian operations from £(869) million in 2008 to £(198) million in 2009 primarily reflects the effect of the disposal of the Taiwan agency business.

14 Expected transfer of value of in-force business to free surplus

The discounted value of in-force business and required capital can be reconciled to the analysis of free surplus crystallisation as follows:

	2009 £m	2008 £m
Required capital[13]	2,994	4,117
Value of in force (VIF)[13]	10,283	9,958
Add back: deduction for cost of time value of guarantees[13]	260	474
Other items[note]	(865)	(181)
	12,672	14,368

Note
Other items includes the deduction of the value of the shareholders' interest in the estate, the value of which is derived by increasing final bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. This is an assumption to give an appropriate valuation. To be conservative this item is excluded from the expected free surplus generation profile below. Also included in 'Other items' are amounts which are deducted in full against VIF, as they represent the Group's best estimate of amounts that will be paid in the future, but for which there is no definitive timeframe for when the payments will actually be made.

FINANCIAL STATEMENTS
EEV

329

Notes on the EEV basis supplementary information > continued

14 Expected transfer of value of in-force business to free surplus continued

Cash flows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so is subject to the same assumptions and sensitivities.

The table below shows how the VIF generated by the in-force business and the associated required capital is modelled as emerging into free surplus over future years.

	2009 £m					
		Expected period of conversion of future post tax distributable earnings and required capital flows to free surplus				
	2009 Total as shown above	1-5 years	6-10 years	11-15 years	16-20 years	20+ years
Asian operations	4,911	1,716	1,121	687	455	932
US operations	3,739	2,129	980	364	153	113
UK insurance operations	4,022	1,591	1,035	653	401	342
Total	12,672	5,436	3,136	1,704	1,009	1,387
	100%	43%	25%	13%	8%	11%

	2008 £m					
		Expected period of conversion of future post tax distributable earnings and required capital flows to free surplus				
	2008 Total as shown above	1-5 years	6-10 years	11-15 years	16-20 years	20+ years
Asian operations	5,373	1,746	1,150	859	564	1,054
US operations	4,374	2,415	1,167	460	180	152
UK insurance operations	4,621	2,297	975	600	389	360
Total	14,368	6,458	3,292	1,919	1,133	1,566
	100%	45%	23%	13%	8%	11%

15 Sensitivity of results to alternative assumptions

a Sensitivity analysis – economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2009 (31 December 2008) and the new business contribution after the effect of encumbered capital for 2009 and 2008 to:

- one per cent increase in the discount rates;
- one per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);
- one per cent rise in equity and property yields;
- 10 per cent fall in market value of equity and property assets (not applicable for new business contribution);
- holding company statutory minimum capital (by contrast to economic capital);
- five basis point increase in long-term expected defaults; and
- 10 basis point increase in the liquidity premium for UK shareholder-backed annuities (2009 only).

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

330 Prudential plc Annual Report 2009

	2009 £m			
	Asian operations (excluding sold Taiwan agency business)	US operations	UK insurance operations	Total long-term business operations
New business profit for 2009				
As reported[2]	713	664	230	1,607
Discount rates – 1% increase	(91)	(48)	(43)	(182)
Interest rates – 1% increase	(3)	8	(7)	(2)
Interest rates – 1% decrease	3	(12)	8	(1)
Equity/property yields – 1% rise	31	39	11	81
Long-term expected defaults – 5 bps increase	–	–	(9)	(9)
Liquidity premium – 10 bps increase	–	–	18	18
Embedded value of long-term operations at 31 December 2009				
As reported[10]	5,781	4,122	5,439	15,342
Discount rates – 1% increase	(522)	(146)	(401)	(1,069)
Interest rates – 1% increase	(183)	(137)	(231)	(551)
Interest rates – 1% decrease	231	55	298	584
Equity/property yields – 1% rise	255	82	213	550
Equity/property market values – 10% fall	(147)	(10)	(298)	(455)
Statutory minimum capital	28	123	6	157
Long-term expected defaults – 5 bps increase	–	–	(76)	(76)
Liquidity premium – 10 bps increase	–	–	152	152

	2008 £m					
	Asian operations (excluding sold Taiwan agency business)	US operations	UK insurance operations	Total long-term business operations	Taiwan agency business	Total long-term business operations (as previously published)
New business profit for 2008						
As reported[2]	634	293	273	1,200	107	1,307
Discount rates – 1% increase	(74)	(25)	(52)	(151)	(14)	(165)
Interest rates – 1% increase	(19)	21	(5)	(3)	(1)	(4)
Interest rates – 1% decrease	23	(47)	6	(18)	–	(18)
Equity/property yields – 1% rise	26	28	15	69	4	73
Embedded value of long-term operations at 31 December 2008						
As reported[10]	5,487	4,339	4,919	14,745	(223)	14,522
Discount rates – 1% increase	(454)	(170)	(361)	(985)	(110)	(1,095)
Interest rates – 1% increase	(126)	(123)	(98)	(347)	126	(221)
Interest rates – 1% decrease	146	19	121	286	(182)	104
Equity/property yields – 1% rise	240	114	276	630	54	684
Equity/property market values – 10% fall	(94)	(117)	(381)	(592)	(35)	(627)
Statutory minimum capital	1	11	5	17	512	529

b Sensitivity analysis – non-economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2009 (31 December 2008) and the new business contribution after the effect of encumbered capital for 2009 and 2008 to:

- 10 per cent proportionate decrease in maintenance expenses (a 10 per cent sensitivity on a base assumption of £10 per annum would represent an expense assumption of £9 per annum);
- 10 per cent proportionate decrease in lapse rates (a 10 per cent sensitivity on a base assumption of five per cent would represent a lapse rate of 4.5 per cent per annum); and
- five per cent proportionate decrease in base mortality and morbidity rates (i.e. increased longevity).

FINANCIAL STATEMENTS
EEV

331

Notes on the EEV basis supplementary information > continued

15 Sensitivity of results to alternative assumptions continued

	2009 £m			
	Asian operations (excluding sold Taiwan agency business)	US operations	UK insurance operations	Total long-term business operations
New business profit for 2009				
As reported[2]	713	664	230	1,607
Maintenance expenses – 10% decrease	19	9	8	36
Lapse rates – 10% decrease	56	34	11	101
Mortality and morbidity – 5% decrease	37	7	(11)	33
Change representing effect on:				
Life business	37	7	1	45
UK annuities	–	–	(12)	(12)
Embedded value of long-term operations at 31 December 2009				
As reported[10]	5,781	4,122	5,439	15,342
Maintenance expenses – 10% decrease	77	33	43	153
Lapse rates – 10% decrease	232	141	70	443
Mortality and morbidity – 5% decrease	169	78	(157)	90
Change representing effect on:				
Life business	169	78	11	258
UK annuities	–	–	(168)	(168)

	2008 £m					
	Asian operations (excluding sold Taiwan agency business)	US operations	UK insurance operations	Total long-term business operations	Taiwan agency business	Total long-term business operations (as previously published)
New business profit for 2008						
As reported[2]	634	293	273	1,200	107	1,307
Maintenance expenses – 10% decrease	19	6	7	32	3	35
Lapse rates – 10% decrease	53	23	11	87	9	96
Mortality and morbidity – 5% decrease	23	6	(20)	9	4	13
Change representing effect on:						
Life business	23	6	–	29	4	33
UK annuities	–	–	(20)	(20)	–	(20)
Embedded value of long-term operations at 31 December 2008						
As reported[10]	5,487	4,339	4,919	14,745	(223)	14,522
Maintenance expenses – 10% decrease	74	45	36	155	18	173
Lapse rates – 10% decrease	192	177	80	449	2	451
Mortality and morbidity – 5% decrease	139	121	(71)	189	33	222
Change representing effect on:						
Life business	139	121	5	265	33	298
UK annuities	–	–	(76)	(76)	–	(76)

332 Prudential plc Annual Report 2009

16 Assumptions

a Best estimate assumptions

Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

b Principal economic assumptions

Deterministic assumptions

In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on cash or fixed interest securities. For the Group's Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong. Except in respect of the projected returns of holdings of Asian debt and equity securities for those countries where long-term fixed interest markets are less established, the 'active' basis of assumption setting has been applied in preparing the results of all the Group's US and UK long-term business operations.

For countries where long-term fixed interest markets are less established, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group's Asian operations. Similarly, the projected returns on holdings of Asian securities in these territories by other Group businesses are set on the same basis.

Expected returns on equity and property asset classes in respect of each territory are derived by adding a risk premium, based on the long-term view of Prudential's economists, to the risk-free rate. In Asia, equity risk premiums range from 3.0 per cent to 8.35 per cent (2008: 3.0 per cent to 7.0 per cent). In the US and the UK, the equity risk premium is 4.0 per cent (2008: 4.0 per cent).

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

The tables below summarise the principal financial assumptions:

	31 Dec 2009 %						31 Dec 2008 %					
Asian operations	China note iv	Hong Kong notes ii,iii	India	Indonesia note iv	Japan	Korea note iv	China	Hong Kong notes ii,iii	India	Indonesia	Japan	Korea
Risk discount rate:												
New business	11.75	5.5	14.25	13.8	5.1	8.2	11.75	3.8	14.25	15.25	4.8	8.2
In force	11.75	5.7	14.25	13.8	5.1	8.4	11.75	3.9	14.25	15.25	4.8	8.2
Expected long-term rate of inflation	4.0	2.25	5.0	6.0	0.0	2.75	4.0	2.25	5.0	6.0	0.7	2.75
Government bond yield	8.25	3.9	9.25	10.25	1.9	5.5	8.25	2.3	9.25	10.25	1.6	4.3

	31 Dec 2009 %						31 Dec 2008 %					
Asian operations	Malaysia note iii	Philippines note iv	Singapore note iii	Taiwan	Thailand	Vietnam note iv	Malaysia note iii	Philippines	Singapore note iii	Taiwan	Thailand	Vietnam
Risk discount rate:												
New business	9.4	15.75	5.7	7.5	13.0	16.75	9.1	15.75	6.15	9.1	13.0	16.75
In force	9.5	15.75	6.8	7.5	13.0	16.75	9.0	15.75	6.85	9.7	13.0	16.75
Expected long-term rate of inflation	2.75	5.0	1.75	2.25	3.0	6.0	2.75	5.0	1.75	2.25	3.0	6.0
Government bond yield	6.5	9.25	4.25	5.5	6.75	10.25	6.5	9.25	4.25	5.5	6.75	10.25

FINANCIAL STATEMENTS
EEV

333

Notes on the EEV basis supplementary information > continued

16 Assumptions continued

	31 Dec 2009 % Asia total	31 Dec 2008 % Asia total
Weighted risk discount rate:note i		
New business (excluding Taiwan agency business)	9.1	8.7
In force (excluding Taiwan agency business)	8.8	8.0
In force (including Taiwan agency business)	N/A	7.8

Notes

i The weighted risk discount rates for Asian operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis new business result and the closing value of in-force business.

ii The assumptions shown are for US dollar denominated business which comprises the largest proportion of the in-force Hong Kong business.

iii The mean equity return assumptions for the most significant equity holdings in the Asian operations were:

	31 Dec 2009 %	31 Dec 2008 %
Hong Kong	7.9	6.2
Malaysia	12.4	12.5
Singapore	10.2	10.2

To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

iv In 2009, the Group reconsidered the application of the Group's methodology for certain less established operations, with a consequent change in the risk discount rates used for Indonesia and Korea and a change in the assumed capital requirement to better align with internal management and pricing bases, primarily in China, Indonesia, Philippines and Vietnam. The change in the risk discount rate for Indonesia from 2008 to 2009 reflects a more granular assessment of the risks when determining the beta.

US operations (Jackson)	31 Dec 2009 %	31 Dec 2008 %
Assumed spread margins:note iii		
New businessnote i		
Assumed long-term spread between earned rate and rate credited to policyholders for new tranches of Fixed Annuity businessnote i	see note i below	1.75
In force	1.75	1.75
Risk discount rate:note ii		
New business	7.8	4.6
In force	7.2	3.9
US 10-year treasury bond rate at end of period	3.9	2.3
Pre-tax expected long-term nominal rate of return for US equities	7.9	6.3
Expected long-term rate of inflation	2.4	1.5

Notes

i The expected spread for new tranches in 2009 of fixed annuity business (including the proportion of variable annuity new business invested in the general account) and fixed index annuity business are as follows:

Assumed spread on new business	Fixed Annuity business* First 5 years %	Fixed Annuity business* Long-term assumption† %	Fixed Index Annuity business %
First six months of 2009	2.75	2.0	3.5
Second six months of 2009	2.25	2.0	2.5
2008	n/a	1.75	2.2

*Including the proportion of variable annuity business invested in the general account.

†For new tranches of business in 2009, the expected spread is assumed to grade back to the long-term assumption over the next 10 years.

The increases in the spread assumptions are due primarily to the exceptional combined benefit of high investment yields with a net annualised yield on new assets of 6.4 per cent during 2009 and lower crediting rates. These revised assumptions include a provision that crediting rates and spreads will normalise in the future. Thus, the assumption for new business spreads shown above for fixed annuities and the proportion of variable annuity business invested in the general account is set at the higher new level for the first five years before reducing over the following 10 years. As before, the valuation of new business takes into account an assumed associated risk of increased lapse under certain interest rate scenarios.

ii The risk discount rates at 31 December 2009 for new business and business in force for US operations reflect weighted rates based on underlying rates of 8.2 per cent (2008: 6.2 per cent) for Variable Annuity (VA) business and 6.2 per cent (2008: 3.0 per cent) for other business. The increase in the weighted discount rates reflects the increase in the US 10 year treasury bond rate of 160 bps, the additional credit risk allowance of 30 bps for VA business and 150 bps for other business, as explained in notes 1b(iii) and 6, and a change in the product mix reflecting the increased proportion of VA business.

334 Prudential plc · Annual Report 2009

iii Credit risk treatment

The projected cash flows incorporate the expected long-term spread between the earned rate and the rate credited to policyholders. The projected earned rates reflect book value yields which are adjusted over time to reflect projected reinvestment rates. Positive net cash flows are assumed to be reinvested in a mix of corporate bonds, commercial mortgages and limited partnerships. The yield on those assets is assumed to grade from the current level to a yield that allows for a long-term assumed credit spread of 1.25 per cent over 10 years. The expected spread for 2009 has been determined after allowing for a Risk Margin Reserve (RMR) allowance of 28 basis points for longer-term defaults as described in note 1b(iii). The RMR of 28 bps represents the allowance, as at 31 December 2009, applied in the cash flow projections of the value of the in-force business.

In the event that longer-term default levels are higher then, unlike for UK annuity business where policyholder benefits are not changeable, Jackson has some discretion to adjust crediting rates, subject to contract guarantee levels and general market competition considerations. The results for Jackson reflect the application of the discount rates shown above, which for 2009 reflect the inclusion of an additional allowance for a combination of credit risk premium and short-term default allowance as described in note 1b(iii) and note 6. In the event that US 10-year treasury rates increase, the altered embedded value results would reflect a lower contribution from fixed annuity business and a partially offsetting increase for variable annuity business as the projected earned rate, as well as the discount rate, would increase for this type of business.

At 31 December 2008, the book value yields, net of RMR allowance, were in excess of the risk discount rate. To correct for the anomalous effect that would otherwise occur no credit was taken in the financial statements for full year 2008 for the cost of capital benefit that this feature would have given rise to for fixed annuity business. As interest rates have subsequently risen such that the risk discount rate exceeds book value yield at 31 December 2009 no such adjustment is needed for the year.

UK insurance operations note iv	31 Dec 2009 %	31 Dec 2008 %
Shareholder-backed annuity business:		
Risk discount rate: notes i, iv		
New business	8.7	9.6
In force	10.2	12.0
Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business: note iii		
Fixed annuities	5.6	6.7
Inflation-linked annuities	5.8	5.8
Other business:		
Risk discount rate: notes ii, iv		
New business	7.7	6.7
In force	7.4	6.75
Pre-tax expected long-term nominal rates of investment return:		
UK equities	8.4	7.7
Overseas equities	7.9 to 10.3	6.3 to 10.25
Property	6.7	6.0
Gilts	4.4	3.7
Corporate bonds note iv	6.1	5.2
Expected long-term rate of inflation	3.7	3.0
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:		
Pension business (where no tax applies)	6.9	6.6
Life business	6.0	5.8

Notes

i The risk discount rate applied to new shareholder-backed annuity business for 2009 has been determined after allowing for credit risk on the backing assets.

ii The risk discount rates for new business and business in force for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.

iii The pre-tax rates of return for shareholder-backed annuity business are based on the gross redemption yield on the backing assets net of a best estimate allowance for future defaults.

iv Credit spread treatment

For with-profits business, the embedded value reflects the discounted value of future shareholder transfers. These transfers are directly affected by the level of projected rates of return on investments, including debt securities. For 2008, the Company considered that in light of the current market conditions, it would be appropriate to assume an unchanged level of default allowance and an unchanged discount rate methodology relative to those at 31 December 2007.

For 2009, the approach for with-profit holdings has been refined. For equities and properties the projected earned rate is defined as the risk-free rate plus a long-term risk premium. Under the revised methodology a similar approach is adopted for corporate bonds i.e. the assumed earned rate is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of best estimate defaults.

For UK shareholder-backed annuity business, different dynamics apply both in terms of the nature of the business and the EEV methodology applied. For this type of business the assets are generally held to maturity to match long duration liabilities. It is therefore appropriate under EEV methodology to include a liquidity premium in the economic basis used. The appropriate EEV risk discount rate is set in order to equate the EEV with a 'market consistent embedded value' including liquidity premium. The liquidity premium in the 'market consistent embedded value' is derived from the yield on the assets held after deducting an appropriate allowance for credit risk. The risk discount rate in EEV reflects the excess of the total allowance for credit risk over the best estimate default assumptions. For Prudential Retirement Income Limited (PRIL), which has approximately 90 per cent of UK shareholder-backed annuity business, the allowance for credit risk at 31 December 2009 is made up of:

a 20 bps for fixed annuities and 15 bps for inflation-linked annuities in respect of long-term expected defaults. This is derived by applying Moody's data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating, to the asset portfolios.

FINANCIAL STATEMENTS
EEV

335

Notes on the EEV basis supplementary information > continued

16 Assumptions continued

b 13 bps for fixed annuities and 10 bps for inflation-linked annuities in respect of long-term credit risk premium for the potential volatility in default levels. This is derived by applying the 95th worst percentile from Moody's data from 1970 to 2004, to the asset portfolios.

c 41 bps for fixed annuities and 34 bps for inflation-linked annuities in respect of additional short-term credit risk, reflecting short-term credit rating downgrades and defaults in excess of the long-term assumptions. At 31 December 2008, this was derived as 25 per cent of the increase in credit spreads over swaps that has occurred since 31 December 2006 based on a set of externally published indices weighted to reflect the asset mix. During 2009, this element of the overall credit assumption has not been derived by reference to credit spreads; rather it has been reduced in order to offset the impact of actual downgrades during the period on the long-term assumptions in (a) and (b) above and increased to eliminate the positive experience variance that would otherwise have arisen from the small number of actual defaults that were experienced in the period. In addition, the assumptions have been updated to reflect changes in the asset mix, arising particularly from the sale of subordinated financial debt and the addition of higher credit quality new business assets to the portfolio.

The credit assumptions used and the residual liquidity premium element of the bond spread over swap rates is as follows:

	2009 (bps)	2008 (bps)
Bond spread over swap rates	175	323
Credit risk allowance		
Long-term expected defaults	19	15
Long-term credit risk premium	13	11
Short-term allowance for credit risk	39	54
Total credit risk allowance	71	80
Liquidity premium	104	243

The overall allowance for credit risk is prudent by comparison with historic rates of default and would be sufficient to withstand a wide range of extreme credit events over the expected lifetime of the annuity business.

Stochastic assumptions

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations, such as the volatilities of asset returns, reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.

Asian operations

- The same asset return models as used in the UK, appropriately calibrated, have been used for the Asian operations as described for UK insurance operations below. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property holdings do not represent a significant investment asset.
- The stochastic cost of guarantees is primarily only of significance for the Hong Kong, Korea, Malaysia and Singapore operations.
- The mean stochastic returns are consistent with the mean deterministic returns for each country. The expected volatility of equity returns for 2009 ranges from 18 per cent to 35 per cent (2008: 18 per cent to 30 per cent), and the volatility of government bond yields ranges from 1.3 per cent to 2.4 per cent (2008: 1.4 per cent to 2.4 per cent).

US operations (Jackson)

- Interest rates are projected using a log-normal generator calibrated to the market yield curve at the valuation date;
- Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and
- Variable annuity equity and bond returns have been stochastically generated using a log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns for both 2009 and 2008 ranges from 18.6 per cent to 28.1 per cent, depending on risk class, and the standard deviation of bond returns ranges from 1.4 per cent to 1.6 per cent (2008: 1.5 per cent to 1.6 per cent).

336 Prudential plc Annual Report 2009

UK insurance operations

Interest rates are projected using a two-factor model calibrated to the initial market yield curve;

The risk premium on equity assets is assumed to follow a log-normal distribution;

The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and

Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

For each projection year, standard deviations have been calculated by taking the square root of the annualised variance of the returns over all the simulations. These have been averaged over all durations in the projection. For equity and property, the standard deviations relate to the total return on these assets. The standard deviations applied to 2009 and 2008 are as follows:

2009% 2008%

Equities:

UK 18.0 18.0

Overseas 18.0 16.0

Property 15.0 15.0

c Demographic assumptions

Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management’s expectations.

d Expense assumptions

Expense levels, including those of service companies that support the Group’s long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately. It is Prudential’s policy not to take credit for future cost reduction programmes until the savings have been delivered.

For Asian life operations, the expenses comprise costs borne directly and recharged costs from the Asia Regional Head Office, that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges.

Expenditure of the Regional Head Office that is not allocated to the covered business or asset management operations is charged as incurred. These costs are primarily for corporate related activities. Development expenses are also charged as incurred.

Corporate expenditure for Group Head Office, to the extent not allocated to the PAC with-profits fund, is charged to EEV basis results as incurred.

e Taxation and other legislation

Current taxation and other legislation have been assumed to continue unaltered except where changes have been announced and the relevant legislation passed.

FINANCIAL STATEMENTS EEV

Notes on the EEV basis supplementary information > continued

17 New business premiums and contributions[notes i,iii]

	Single		Regular		Annual premium and contribution equivalents (APE)		Present value of new business premiums (PVNBP)	
	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m
Asian operations[note ii]								
China (Group's 50% interest)	**72**	63	**38**	32	**45**	38	**253**	230
Hong Kong	**94**	507	**232**	154	**241**	205	**1,414**	1,612
India (Group's 26% interest)	**47**	60	**163**	202	**168**	208	**581**	747
Indonesia	**41**	94	**186**	167	**190**	176	**671**	649
Japan	**57**	115	**46**	30	**52**	42	**263**	217
Korea	**38**	78	**118**	211	**122**	219	**568**	1,097
Malaysia	**63**	28	**140**	99	**146**	102	**814**	570
Singapore	**297**	341	**98**	78	**128**	112	**1,033**	961
Taiwan[note ii]	**104**	36	**97**	55	**107**	58	**427**	237
Other	**29**	18	**59**	54	**62**	56	**221**	188
Total Asian operations (all retail)	**842**	1,340	**1,177**	1,082	**1,261**	1,216	**6,245**	6,508
US operations								
Fixed annuities	**1,053**	1,724	**–**	–	**105**	172	**1,053**	1,724
Fixed index annuities	**1,433**	501	**–**	–	**143**	50	**1,433**	501
Variable annuities	**6,389**	3,491	**–**	–	**639**	349	**6,389**	3,491
Life	**10**	7	**24**	24	**25**	25	**173**	230
Total US operations – retail	**8,885**	5,723	**24**	24	**912**	596	**9,048**	5,946
Guaranteed Investment Contracts	**–**	857	**–**	–	**–**	86	**–**	857
GIC – Medium Term Notes	**–**	337	**–**	–	**–**	34	**–**	337
Total US operations	**8,885**	6,917	**24**	24	**912**	716	**9,048**	7,140
UK insurance operations								
Product summary								
Internal vesting annuities	**1,357**	1,600	**–**	–	**136**	160	**1,357**	1,600
Direct and partnership annuities	**590**	703	**–**	–	**59**	70	**590**	703
Intermediated annuities	**242**	497	**–**	–	**24**	50	**242**	497
Total individual annuities	**2,189**	2,800	**–**	–	**219**	280	**2,189**	2,800
Income drawdown	**91**	75	**–**	–	**9**	8	**91**	75
Equity release	**127**	242	**–**	–	**13**	24	**127**	242
Individual pensions	**198**	115	**7**	3	**27**	14	**218**	124
Corporate pensions	**81**	221	**86**	88	**94**	110	**547**	645
Unit-linked bonds	**122**	109	**–**	–	**12**	11	**122**	109
With-profit bonds	**1,264**	869	**–**	–	**126**	87	**1,264**	869
Protection	**–**	–	**17**	6	**17**	6	**110**	38
Offshore products	**317**	551	**3**	4	**35**	59	**336**	573
PruHealth	**–**	–	**11**	16	**11**	16	**111**	146
Total retail retirement	**4,389**	4,982	**124**	117	**563**	615	**5,115**	5,621
Corporate pensions	**111**	227	**105**	116	**116**	139	**460**	653
Other products	**79**	132	**17**	21	**25**	34	**138**	219
DWP rebates	**127**	153	**–**	–	**13**	15	**127**	153
Total mature life and pensions	**317**	512	**122**	137	**154**	188	**725**	1,025
Total UK retail	**4,706**	5,494	**246**	254	**717**	803	**5,840**	6,646
Wholesale annuities	**39**	1,417	**–**	–	**4**	142	**39**	1,417
Credit life	**23**	18	**–**	–	**2**	2	**23**	18
Total UK insurance operations	**4,768**	6,929	**246**	254	**723**	947	**5,902**	8,081
Channel summary								
Direct and partnership	**1,814**	2,352	**201**	215	**382**	450	**2,667**	3,268
Intermediated	**2,765**	2,990	**45**	39	**322**	338	**3,046**	3,226
Wholesale	**62**	1,434	**–**	–	**6**	144	**62**	1,434
Sub-total	**4,641**	6,776	**246**	254	**710**	932	**5,775**	7,928
DWP rebates	**127**	153	**–**	–	**13**	15	**127**	153
Total UK operations	**4,768**	6,929	**246**	254	**723**	947	**5,902**	8,081
Group total	**14,495**	15,186	**1,447**	1,360	**2,896**	2,879	**21,195**	21,729

338 Prudential plc Annual Report 2009

Notes i The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

Annual premiums and contribution equivalents are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution. New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions (DWP) rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option. ii The table above includes new business for the Taiwan bank distribution operation. New business of the Taiwan agency business, which was sold in June 2009 (as explained in note 18) is excluded from the table. Comparative figures have been adjusted accordingly. iii The 2008 comparatives shown in the table are translated at average exchange rates for the year.

18 Sale of legacy agency book and agency force in Taiwan to China Life Insurance of Taiwan

2009 £m 2008 £m

Profit on sale and results for Taiwan agency business 91 (248)

a 2009

On 20 February 2009, the Group announced that it had entered into an agreement to sell the assets and liabilities of its agency business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan for the nominal sum of NT$1. The economic transfer date for the purpose of determining the net assets transferred was 28 February 2009. The sale was completed, following regulatory approval, on 19 June 2009.

The profit on sale and results for the period of ownership comprise:

£m

Proceeds –

Net asset value attributable to equity holders of Company at 1 January 2009 and provision for restructuring costs 134

Goodwill written off (44)

Estimate as announced on 20 February 2009 90

Plus: effect of completion and other adjustments 1

91

Representing:

Profit arising on sale and result for long-term business operations 10 148

Goodwill written off (44)

Adjustments in respect of restructuring costs borne by non-covered business (13)

91

b 2008 comparative results

The results for 2008 of £(248) million comprise the total result for the sold business i.e. including operating profit, short-term fluctuations in investment returns and the effect of changes in economic assumptions and the time value of cost of options and guarantees.

In order to facilitate comparisons of the Group’s retained businesses, the presentation of the EEV basis results has been adjusted to show separately the results for the sold Taiwan agency business, as explained below:

FINANCIAL STATEMENTS EEV

Notes on the EEV basis supplementary information > continued

18 Sale of legacy agency book and agency force in Taiwan to China Life Insurance of Taiwan continued

	2008 £m		
	As previously published	Adjustment	Adjusted
APE new business	3,025	(146)	2,879
New business profit	1,307	(107)	1,200
In-force profit	1,625	11	1,636
Asset management	345	–	345
Other results	(316)	–	(316)
Operating profit based on longer-term investment returns	2,961	(96)	2,865
Short-term fluctuations in investment returns	(5,127)	160	(4,967)
Mark to market value movements on core borrowings	656	–	656
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(15)	1	(14)
Effect of changes in economic assumptions and the time value of cost of options and guarantees	(581)	183	(398)
Results for sold Taiwan agency business	Included above	(248)	(248)
Loss before tax	(2,106)	–	(2,106)

19 Post balance sheet events

a Acquisition of UOB Life Assurance Limited

On 6 January 2010 the Group announced the acquisition from United Overseas Bank Limited (UOB) of its 100 per cent interest in UOB Life Assurance Limited in Singapore for total cash consideration of SGD428 million (£192 million) subject to a post-completion adjustment to reflect the net asset value as at the completion date. This acquisition accompanied the announcement of a long-term strategic partnership with UOB. Through this partnership Prudential's life insurance products will be distributed through UOB Group's 414 bank branches across Singapore, Indonesia and Thailand.

The Group continues to complete its compilation of the acquisition balance sheet and further details will be provided in the Group's 2010 half year results announcement.

b Japanese insurance subsidiary's suspension of writing new business

On 15 January 2010 the Group's Japanese insurance subsidiary announced its intention to suspend writing new policyholder contracts in Japan after 15 February 2010. The Company reinforced its commitment to servicing its existing policyholder base, which comprised over 170,000 contracts as at 30 September 2009. This decision will be reviewed on an on-going basis in light of changes to the business environment.

This decision does not affect the Group's asset management operations in Japan, which ranks among the largest foreign asset managers.

c Agreement to acquire AIA Group Limited

On 1 March 2010, Prudential plc announced that it had reached agreement with American International Group Inc. ('AIG'), on terms for the combination of Prudential and AIA Group Limited ('AIA'), a wholly-owned subsidiary of AIG (the 'Transaction'). AIA is a leading life insurance organisation in Asia which provides individuals and businesses with products and services for their insurance, protection, savings, investment and retirement needs in 15 geographical markets in the region. The combined group will be the leading life insurer in Hong Kong, Singapore, Malaysia, Indonesia, Vietnam, Thailand and the Philippines with the leading foreign life insurance business in China and India, a significantly enhanced presence in the high growth South East Asian life markets and strong operations in the US and UK.

The Transaction will be effected through the acquisition of both Prudential (by a scheme of arrangement, the 'Scheme') and AIA by a new company ('New Prudential'). The new company will assume the name Prudential plc, be headquartered and incorporated in the UK, and traded on the main market of the London Stock Exchange with ADRs traded on the New York Stock Exchange. The existing Board of Prudential will become the Board of New Prudential.

AIG will receive total consideration of US$35.5 billion, comprising US$25.0 billion in cash and US$10.5 billion in New Prudential shares and other securities. The cash component of the consideration will be financed through an underwritten rights issue, raising US$20.0 billion (net of fees and expenses) and through issuance of US$5.0 billion senior notes (net of fees and expenses). These issues have been agreed to be underwritten by certain banks. The terms of the rights issue will be set at the time of publication of Prudential and New Prudential prospectuses.

The rights issue and the Scheme will be subject to shareholder approval at a General meeting. The Transaction is also subject to certain regulatory and anti-trust approvals including various regulatory approvals required on a change of control of Prudential as a result of the Scheme.

On 8 March 2010 the Company confirmed that the Prudential Group had entered into foreign exchange hedging arrangements in respect of its requirement to convert the pounds sterling proceeds of the rights issue into US dollars, which is the currency in which Prudential must pay the cash element of the consideration.

340 Prudential plc · Annual Report 2009

Statement of directors’ responsibilities in respect of the

European Embedded Value (EEV) basis supplementary information

The directors have chosen to prepare supplementary information in accordance with the EEV Principles issued in May 2004 by the European CFO Forum as supplemented by the Additional Guidance on EEV Disclosures issued in October 2005.

When compliance with the EEV Principles is stated, those principles require the directors to prepare supplementary information in accordance with the Embedded Value Methodology (EVM) contained in the EEV Principles and to disclose and explain any non-compliance with the EEV guidance included in the EEV Principles.

In preparing the EEV supplementary information, the directors have:

• prepared the supplementary information in accordance with the EEV Principles;

• identified and described the business covered by the EVM;

• applied the EVM consistently to the covered business;

• determined assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then applied them consistently;

• made estimates that are reasonable and consistent; and

• described the basis on which business that is not covered business has been included in the supplementary information, including any material departures from the accounting framework applicable to the Group’s financial statements.

FINANCIAL STATEMENTS EEV

Independent auditor’s report to Prudential plc on the

European Embedded Value (EEV) basis supplementary information

We have audited the EEV basis supplementary information (‘the supplementary information’) of Prudential Plc for the year ended

31 December 2009 set out on pages 304 to 340. The financial reporting framework that has been applied in the supplementary information is the European Embedded Value Principles issued in May 2004 by the European CFO Forum as supplemented by the Additional Guidance on European Embedded Value Disclosures issued in October 2005 (together ‘the EEV Principles’) using the methodology and assumptions set out on pages 308 to 312 and 333 to 337 respectively. The supplementary information should be read in conjunction with the group financial statements which are on pages 119 to 301.

This report is made solely to the Company in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As explained more fully in the statement of directors’ responsibilities set out on page 341, the directors have accepted responsibility for the preparation of the supplementary information on the EEV basis in accordance with the EEV

Principles.

Our responsibility is to audit the supplementary information in accordance with the terms of our engagement and having regard to International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s (APB’s) Ethical Standards for Auditors.

Scope of the audit of the supplementary information

An audit involves obtaining evidence about the amounts and disclosures in the supplementary information to give reasonable assurance that the supplementary information is free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the supplementary information.

Opinion on supplementary information

In our opinion, the EEV basis supplementary information for the year ended 31 December 2009 has been properly prepared in accordance with the EEV Principles using the methodology and assumptions set out on pages 308 to 312 and 333 to 337 respectively.

G Bainbridge for and on behalf of KPMG Audit Plc

Chartered Accountants

London

8 March 2010

342 Prudential plc > Annual Report 2009

ADDITIONAL

INFORMATION

344 Risk factors

348 Shareholder information

350 How to contact us

ADDITIONAL INFORMATION

Additional information > Risk factors

A number of factors (risk factors) affect Prudential’s operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this report, is not updated, and any forward-looking statements are made subject to the reservations specified under ‘Forward-Looking Statements’ (page 351).

Risks relating to Prudential’s business

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions.

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions. Uncertain or negative trends in international economic and investment climates which have adversely affected Prudential’s business and profitability could be repeated, or prolonged, or could worsen. The adverse effects of such trends, including the unprecedented market dislocation across asset classes and geographical markets witnessed in 2008 and in the first half of 2009, have been and would be felt principally through the following:

• investment impairments or reduced investment returns, as a result of market volatility, could impair Prudential’s ability to write significant volumes of new business as a result of market volatility, which would have a negative impact on its assets under management and profit;

• higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses, as experienced during 2008 and 2009, when illiquidity and credit spreads reached all-time highs;

• Prudential in the normal course of business enters into a variety of transactions with counterparties, including derivative transactions. Failure of any of these counterparties to discharge their obligations, or where adequate collateral is not in place, could have an adverse impact on Prudential’s results; and

• in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain value and estimates of value require substantial elements of judgement, assumptions and estimates (which may change over time). Increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline.

Estimates of financial instruments’ value are difficult because a significant part of Prudential’s shareholders’ profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historic and current rates of return on equity, real estate and fixed income securities, as well as Prudential’s expectations of future investment returns. During 2008 and for the first half of 2009, Prudential has had to operate in the UK against a challenging background of unprecedented volatility in capital and equity markets, interest rates and widespread economic uncertainty. This has led, among other things, to reduced consumer spending, an increase in unemployment, and consequently reduced liquidity, requiring the intervention of the Bank of England via a quantitative easing programme to restore credit liquidity in the market. In the US fluctuations in prevailing interest rates can affect results from Jackson National Life Insurance Company (‘Jackson’), which has a significant spread-based business, with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose the Prudential Group to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders’ liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. During 2008, the US financial services industry faced an unprecedented array of challenges: the S&P 500 index fell by 38.5 per cent, government interest rates fell to historic lows, and global markets experienced a significant increase in volatility. In addition, credit markets seized up and global credit spreads widened to historic levels. These factors contributed to substantial increases in Jackson’s unrealised losses. Although global markets have begun to stabilise beginning in 2009, interest rates remain low, many of the challenges of 2008 persist in the credit markets and new challenges such as potential sovereign credit deterioration and defaults continue to emerge. Declines in spread from these products or other spread businesses that Jackson conducts could have a material impact on its businesses or results of operations. Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. There could be unforeseen market circumstances where the derivatives that it enters into to hedge its market risks may not fully offset its losses, and any cost of the guarantees that remain unhedged will also affect the Company’s results.

For some non unit-linked investment products, in particular those written in some of the Group’s Asian operations, it may not be possible to hold assets which will provide cash flows to exactly match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated surrender values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. This residual asset/liability mismatch risk can be managed but not eliminated. Where interest rates in these markets remain lower than interest rates used to calculate surrender values over a sustained period, this could have an adverse impact on the Group’s reported profit.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

Due to the geographical diversity of its businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential’s international operations in the US and Asia, which represent a significant proportion of operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon translation of results into sterling. The currency exposure relating to the translation of reported earnings is not separately managed. Consequently, this could impact on the Group’s gearing ratios (defined as debt over debt plus shareholders’ funds). The impact of gains or losses on currency translations is recorded as a component of shareholders’ funds within the statement of changes in equity.

344 Prudential plc > Annual Report 2009

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates.

Changes in government policy, legislation (including tax) or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential’s product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. For instance, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses. Also these changes could include possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. Furthermore, as a result of the recent interventions by governments in response to global economic conditions, it is widely expected that there will be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transaction structure, and enhanced supervisory powers.

Current EU directives, including the EU Insurance Groups Directive (‘IGD’) require European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the Group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a somewhat higher amount of regulatory capital at the Group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. The EU is also developing a new solvency framework for insurance companies, referred to as ‘Solvency II’. The new approach will be based on the concept of three pillars – minimum capital requirements, supervisory review of firms’ assessment of risk, and enhanced disclosure requirements – and will cover valuations, the treatment of insurance groups, the definition of capital and the overall level of capital requirements. A key aspect of Solvency II is that the assessment of risks and capital requirements will be aligned more closely with economic capital methodologies, and may allow the Group to make use of its internal economic capital models, if approved by the FSA. The Solvency II Directive was formally approved by a meeting of the EU’s Economic and Financial Affairs Council on 10 November 2009. The European Commission has already initiated the process of developing the detailed rules that will complement the high-level Principles of the Directive, referred to as ‘implementing measures’, which are subject to a consultation process and are not expected to be finalised until late 2011. There is a significant uncertainty regarding the final outcome of this process. As a result there is a risk that the effect of the measures finally adopted could be adverse for the Group, including a potentially significant increase in the capital required to support the UK annuity business. In addition, the application of Solvency II to international groups is still unclear and there is a risk of inconsistent application, which may place Prudential at a competitive disadvantage to other European and non-European financial services groups.

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make such contributions.

The Group’s accounts are prepared in accordance with current International Financial Reporting Standards (‘IFRS’) applicable to the insurance industry. The International Accounting Standards Board (‘IASB’) introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. The IASB has published proposals in its Phase II discussion paper, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS and has stated its intention to publish an Exposure Draft in 2010. It is uncertain whether and how the proposals in the discussion paper will become definitive IFRS and when such changes might take effect. Any changes or modification of IFRS accounting policies may require a change in the future results or a restatement of reported results.

European Embedded Value (‘EEV’) basis results are published as supplementary information by Prudential using principles issued by the European CFO (Chief Financial Officers) Forum. The EEV basis is a value based reporting method for Prudential’s long-term business which is used by market analysts and which underpins a significant part of the key performance indicators used by Prudential’s management for both internal and external reporting purposes. In June 2008, in an effort to improve the consistency and transparency of embedded value reporting, the CFO Forum published the Market Consistent Embedded Value (‘MCEV’) Principles. Following a review of the impact of turbulent market conditions on the MCEV Principles, the CFO Forum announced in May 2009 the postponement of the mandatory reporting on MCEV basis until 2011 and subsequently, in October 2009, changes in the principles to allow for the inclusion of a liquidity premium, which is the additional return investors require for investing in less liquid assets and is a key component in the calculation of the profitability of UK annuity business. It also announced that it was performing further work to develop more detailed application guidance to increase consistency going forward. When the work has been completed, Prudential will consider its approach to the new Principles. The adoption of the new Principles would give rise to different embedded value results from those prepared under the application of European Embedded Value Principles.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential’s reported results or on its relations with current and potential customers.

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. This could be a review of business sold in the past under previously acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products, and regulatory reviews on products sold and industry practices, including, in the latter case, businesses it has closed.

ADDITIONAL INFORMATION

Additional information > Risk factors > continued

Regulators particularly, but not exclusively, in the US and the UK are moving towards a regime based on principles-based regulation which brings an element of uncertainty. These regulators are increasingly interested in the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them. In some cases product providers can be held responsible for the deficiencies of third-party distributors.

In the US, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, fixed index variable annuity and insurance product industries. This includes new regulations in respect of the suitability of broker-dealers’ sales of certain products. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. There is a risk that new requirements are introduced that are retrospectively applied to sales made prior to their introduction.

Litigation and disputes may adversely affect Prudential’s profitability and financial condition.

Prudential is, and may be in the future, subject to legal actions and disputes in the ordinary course of its insurance, investment management and other business operations. These legal actions and disputes may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential’s results of operation or cash flows.

Prudential’s businesses are conducted in highly competitive environments with developing demographic trends and Prudential’s continued profitability depends on its management’s ability to respond to these pressures and trends.

The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential’s ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees with local experience, particularly in Asia, may limit Prudential Group’s potential to grow its business as quickly as planned.

Within the UK, Prudential’s principal competitors in the life market include many of the major retail financial services companies including, in particular, Aviva, Legal & General, Lloyds Banking Group and Standard Life.

Jackson’s competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as AIG, AXA Financial Inc., Hartford Life Inc., Lincoln National, MetLife and TIAA-CREF. In Asia, the Prudential Group’s principal regional competitors are international financial companies, including Allianz, AXA, ING, AIA and Manulife. In a number of markets, local companies have a very significant market presence.

Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and hurt its relationships with creditors or trading counterparties.

Prudential’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential’s products, and as a result its competitiveness. Changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition. Downgrades in Prudential’s ratings could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure Prudential’s ability to meet its contractual obligations.

Prudential’s long-term senior debt is rated as A2 (negative outlook) by Moody’s, A+ (negative outlook) by Standard & Poor’s and A+ (negative outlook) by Fitch.

Prudential’s short-term debt is rated as P-1 by Moody’s, A-1 by Standard & Poor’s and F1+ by Fitch.

Prudential Assurance Company Limited (‘Prudential Assurance’) long-term fund is rated Aa2 (negative outlook) by Moody’s, AA (negative outlook) by Standard & Poor’s and AA+ (negative outlook) by Fitch.

Jackson’s financial strength is rated AA (negative outlook) by Standard & Poor’s and Fitch, A1 (negative outlook) by Moody’s, and A+ (negative outlook) by AM Best.

Adverse experience in the operational risks inherent in Prudential’s business could have a negative impact on its results of operations.

Operational risks are present in all of Prudential’s businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential’s business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. In addition, Prudential outsources several operations, including in the UK a significant part of its back office and customer-facing functions as well as a number of IT functions. In turn, Prudential is reliant upon the operational processing performance of its outsourcing partners.

346 Prudential plc > Annual Report 2009

Further, because of the long-term nature of much of Prudential’s business, accurate records have to be maintained for significant periods. Prudential’s systems and processes incorporate controls which are designed to manage and mitigate the operational risks associated with its activities. For example, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during 2009, which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

Notwithstanding anything in this risk factor, this risk factor should not be taken as implying that Prudential or any member of the Group will be unable to comply with its obligations as a company with securities admitted to the Official List or as a supervised firm regulated by the FSA.

Adverse experience against the assumptions used in pricing products and reporting business results could significantly affect Prudential’s results of operations.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, and for reporting the capital levels and the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. Prudential conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential assumes that current rates of mortality continuously improve over time at levels based on adjusted data from the Continuous Mortality Investigations (CMI) as published by the Institute and Faculty of Actuaries. If mortality improvement rates significantly exceed the improvement assumed, Prudential’s results of operations could be adversely affected.

A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business. Prudential’s persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly lower than assumed (that is, policy termination rates are significantly higher than assumed), Prudential’s results of operations could be adversely affected. In common with other industry participants, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity trends, policy surrender rates, investment performance and impairments, unit cost of administration and new business acquisition expense.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.

Prudential’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries. As a holding company, Prudential’s principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from Prudential’s long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper. Certain of the subsidiaries have regulatory restrictions that can limit the payment of dividends, which in some circumstances could limit the Group’s ability to pay dividends to shareholders.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties (including in China and India). These arrangements involve certain risks that Prudential does not face with respect to its consolidated subsidiaries.

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures (including in China and India). Prudential’s ability to exercise management control over its joint venture operations and its investment in them depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued cooperation between, the joint venture participants. Prudential may also face financial or other exposure in the event that any of its joint venture partners fails to meet its obligations under the joint venture or encounters financial difficulty. In addition, a significant proportion of the Group’s product distribution is carried out through arrangements with third-parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could adversely affect Prudential’s results of operations.

Prudential’s Articles of Association contain an exclusive jurisdiction provision.

Under Prudential’s Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings between a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential’s professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

ADDITIONAL INFORMATION

Additional information > Shareholder information

Analysis of registered shareholder accounts

Size of shareholding	31 December 2009 Number of shareholder accounts	% of total number of shareholder accounts	Number of shares	% of total number of shares
1,000,001 upwards	278	0.39	2,164,318,575	85.47
500,001 – 1,000,000	157	0.22	110,715,705	4.37
100,001 – 500,000	507	0.71	119,504,546	4.72
10,001 – 100,000	2,200	3.07	57,843,159	2.28
5,001 – 10,000	3,094	4.31	21,545,844	0.85
1,001 – 5,000	20,077	28.00	44,722,257	1.77
1 – 1,000	45,387	63.30	13,577,385	0.54
Total	71,700	100	2,532,227,471	100

Financial calendar

Ex-dividend date	7 April 2010
Record date	9 April 2010
Annual General Meeting	19 May 2010
Payment of 2009 final dividend	27 May 2010
Announcement of 2010 Half Yearly Results	12 August 2010
Ex-dividend date	18 August 2010
Record date	20 August 2010
Payment of 2010 interim dividend	23 September 2010

Shareholder enquiries

Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
Tel: 0871 384 2035
Fax: 0871 384 2100
Textel: 0871 384 2255 (for hard of hearing)
Calls to 0871 numbers are charged at 8 pence per minute from a BT landline. Other telephone providers costs may vary.
International shareholders tel: +44 (0) 121 415 7047

Dividend mandates

Shareholders may find it convenient to have their dividends paid directly to their bank or building society account. If you wish to take advantage of this facility, please call Equiniti and request a 'Cash Dividend Mandate' form. Alternatively, you may download a form from www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms

Scrip dividend alternative

The Company will be offering a scrip dividend alternative in respect of the final dividend for the year ending 31 December 2009.

Once signed up to the evergreen scrip shareholders will automatically receive shares for all future scrip dividends; this election can be cancelled at any time by the shareholder. Further details of the scrip dividend scheme and the timetable for each payment are available on the Company website at www.prudential.co.uk/prudential-plc/investors

Electronic communications

Shareholders are encouraged to elect to receive shareholder documents electronically by registering with Shareview at www.shareview.co.uk This will save on printing and distribution costs, and create environmental benefits. Once you have registered, you will be sent an email notification whenever shareholder documents are available on our website and you will be provided with a link to that information. When registering, you will need your shareholder reference number which can be found on your share certificate or proxy form. Please contact Equiniti if you require any assistance or further information.

348 Prudential plc · Annual Report 2009

Share dealing services

The Company’s Registrars, Equiniti, offer a postal dealing facility for buying and selling Prudential plc ordinary shares; please see the Equiniti address above or telephone 0871 384 2248. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales call 0871 384 2020 between 8.30 am and 4.30 pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing

ShareGift

Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be obtained from our website www.prudential.co.uk/prudential-plc/investors/ shareholder_services/forms or from Equiniti. Further information about ShareGift may be obtained on +44 (0)20 7930 3737 or from www.ShareGift.org. There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to obtain income tax relief.

Irish branch register

The Company operates a branch register for Irish shareholders. All enquiries regarding Irish branch register accounts should be directed to Capita Registrars (Ireland), Unit 5, Manor Street Business Park, Manor Street, Dublin 7.

Telephone: + 353 1 810 2400

American Depositary Receipts (ADRs)

The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JP Morgan, the authorised depositary bank, at JPMorgan Chase & Co, P O Box 64504, St. Paul, MN 55164-0504, USA, telephone +1 651 453 2128 or log on to www.adr.com

Form 20-F

The Company is subject to the reporting requirements of the Securities and Exchange Commission (SEC) in the USA as such requirements apply to foreign companies and files its Form 20-F with the SEC. Copies of Form 20-F can be found on the Company’s website at www.prudential.co.uk or on the SEC’s website at www.sec.gov

ADDITIONAL INFORMATION

Additional information > How to contact us

Prudential plc

Laurence Pountney Hill

London EC4R 0HH

Tel +44 (0)20 7220 7588

www.prudential.co.uk

Harvey McGrath

Chairman

Tidjane Thiam

Group Chief Executive

Nic Nicandrou

Chief Financial Officer

Margaret Coltman

Group General Counsel & Company Secretary

Thibaut Le Maire

Group Chief Risk Officer

Priscilla Vacassin

Group Human Resources Director

Stephen Whitehead

Group Communications Director

Prudential UK & Europe

3 Sheldon Square

London W2 6PR

Tel +44 (0)20 7334 9000

www.pru.co.uk

Rob Devey

Chief Executive

M&G

Laurence Pountney Hill

London EC4R 0HH

Tel +44 (0)20 7626 4588

www.mandg.co.uk

Michael McLintock

Chief Executive

Prudential Corporation Asia

13th Floor

One International Finance Centre

1 Harbour View Street

Central

Hong Kong

Tel +852 2918 6300

www.prudentialcorporation-asia.com

Barry Stowe

Chief Executive

Jackson National Life Insurance Company

1 Corporate Way

Lansing

Michigan 48951

USA

Tel +1 517 381 5500

www.jackson.com

Clark Manning

President & Chief Executive Officer

Institutional Analyst and Investor Enquiries

Tel +44 (0)20 7548 2007

E-mail: investor.relations@prudential.co.uk

UK Register Private Shareholder Enquiries

Tel 0871 384 2035

International shareholders

Tel +44 (0) 121 415 7047

Irish Branch Register Private Shareholder Enquiries

Tel + 353 1 810 2400

American Depository Receipts Holder Enquiries

Tel + 1 651 453 2128

Media Enquiries

Tel +44 (0)20 7548 3559

E-mail: media.relations@prudential.co.uk

350 Prudential plc > Annual Report 2009

Prudential public limited company

Incorporated and registered in England and Wales

Registered office:

Laurence Pountney Hill

London EC4R 0HH

Registered number 1397169

www.prudential.co.uk

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA).

Forward-looking statement

This report may contain certain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this report or any other forward-looking statements it may make.

ADDITIONAL INFORMATION

This Annual Report is printed on paper made from 50 per cent recycled post-consumer waste. The paper is Forest Stewardship Council (FSC) accredited. This Annual Report can be recycled.

Design Further

Print Royle Print

352 Prudential plc > Annual Report 2009

Prudential public limited company

Incorporated and registered in England and Wales

Registered office Laurence Pountney Hill London EC4R 0HH Registered number 1397169 www.prudential.co.uk

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA).

Prudential plc

NOTICE OF ANNUAL GENERAL MEETING 2010 & EXPLANATION OF BUSINESS

This document is important and requires your immediate attention.

If you are in any doubt as to any aspect of the proposals referred to in this document or the action you should take, you should seek your own advice from a stockbroker, solicitor, accountant, or other independent professional adviser.

If you have sold or otherwise transferred all your shares in Prudential plc, please forward this document, but not the enclosed Form of Proxy, as soon as possible to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.

PRUDENTIAL

HARVEY MCGRATH

CHAIRMAN

7 April 2010

PRUDENTIAL

PRUDENTIAL PLC

12 ARTHUR STREET

LONDON EC4R 9AQ

Annual General Meeting of Prudential plc (the Company or Prudential)

I am pleased to write to you with details of this year’s Annual General Meeting (the Meeting), which is to be held in The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 19 May 2010 at 11.00am. The formal notice of the Meeting (Notice) is set out at the end of this document on pages 5 to 6.

Whether or not you propose to attend the Meeting, please complete the enclosed proxy form (Form of Proxy) in accordance with the instructions printed on the form and return it to Equiniti Limited (our registrar) as soon as possible. Our registrar must receive it by 11.00am on 17 May 2010.

As in previous years, we will call a poll on each resolution at the Meeting. This will ensure that we are able to engage with a greater number of shareholders by including the votes cast by shareholders who are not able to attend the Meeting in person.

I thought it might be helpful for me to say a few words below on each of the resolutions to be proposed at the Meeting.

Ordinary resolution 1: Annual Report 2009

The Annual Report is available to view on the Company’s website. Shareholders may obtain a copy of the Annual Report from our registrar by calling 0871 384 2035* and quoting their shareholder reference number which can be found on the Form of Proxy. For further information on the website address, for information relating to the Meeting and to view the Annual Report, and registrar details please refer to notes 3 and 17 of the Notice.

The business of the Meeting will begin with a resolution to lay before members the Annual Report in respect of the year ended 31 December 2009 (the Annual Report 2009). Shareholders will have the opportunity to put questions on the Annual Report 2009 to the directors before this resolution is proposed to the Meeting.

Ordinary resolution 2: Directors’ Remuneration Report

As in previous years, shareholders will have the opportunity to cast an advisory vote on the Directors’ Remuneration Report for the year ended 31 December 2009.

The report is set out in full on pages 96 to 116 of the Annual Report 2009.

Ordinary resolutions 3 to 6: Re-election of directors

In line with the Company’s Articles of Association (the Articles) and the provisions of the Combined Code, all directors must retire as directors at least every three years, and therefore, having served three years since their last re-election, Michael Garrett, Bridget Macaskill, Clark Manning and Barry Stowe will retire and stand for re-election as directors. Brief biographical details of all directors standing for re-election are included in the appendix to this document and in the Annual Report 2009.

The Board, supported by the work carried out by the Nomination Committee, is actively engaged in succession planning, and Board composition is periodically reviewed to ensure that the Board retains its effectiveness at all times. Following the work carried out over the last year, and the evaluation of the effectiveness of the Board and its committees, the Board considers that the performance of all of its directors continues to be effective and that their experience and performance meet the demands of the business in line with the strategy of the Company. Bridget Macaskill, who has completed a six-year term as a non-executive director since her initial election by shareholders in 2004, has been invited by the Board to serve as a non-executive director for a further three-year term following a review in accordance with the requirements of the Combined Code.

*Calls to this number are charged at 8 pence per minute from a BT landline. Other telephony provider costs may vary.

Please contact +44 121 415 7026 for the Equiniti overseas helpline if you are calling from outside the UK.

Prudential plc, Laurence Pountney Hill, London EC4R 0HH.

Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA).

Accordingly, the Board recommends the re-election of Clark Manning and Barry Stowe, both executive directors, and of Michael Garrett and Bridget Macaskill, both non-executive directors of the Company.

The Board confirms that it considers all of its non-executive directors to be independent in character and judgement.

Ordinary resolution 7: Election of Nic Nicandrou as a director

Shareholders will be asked to elect Nic Nicandrou as a director following his appointment as a director by the Board with effect from 28 October 2009. He succeeded Tidjane Thiam as executive director and Chief Financial Officer following Mr Thiam’s appointment as Group Chief Executive. Brief biographical details for Nic Nicandrou are included in the appendix to this document and in the Annual Report 2009.

Ordinary resolution 8: Election of Rob Devey as a director

Shareholders will be asked to elect Rob Devey as a director following his appointment as a director by the Board with effect from 16 November 2009. Mr Devey succeeded Nick Prettejohn as executive director and Chief Executive, Prudential UK and Europe. Brief biographical details for Rob Devey are included in the appendix to this document and in the Annual Report 2009.

Ordinary resolutions 9 and 10: Re-appointment of auditor

Shareholders will be asked to confirm the re-appointment of KPMG Audit Plc as the Company’s auditor to hold office until the conclusion of the Company’s 2011 Annual General Meeting and to grant authority to the directors to determine its remuneration.

Ordinary resolution 11: Declaration of final dividend for 2009

Shareholders will be asked to approve the payment of a final dividend of 13.56 pence per ordinary share for the year ended 31 December 2009, as recommended by the directors. If approved, the recommended final dividend will be payable on 27 May 2010 to all shareholders on the register of members at the close of business on the record date, 9 April 2010.

Ordinary resolution 12: Political donations

At the Annual General Meeting in 2007, shareholders passed a resolution giving the directors of the Company authority to make donations or incur expenditure which they would otherwise be prohibited from making, or incurring, following the coming into effect of the relevant provisions of the Political Parties, Elections and Referendums Act 2000 (the 2000 Act). That power will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes an appropriate resolution to renew this authority.

The relevant provisions of the 2000 Act have been incorporated into the Companies Act 2006 (the 2006 Act). Part 14 of the 2006 Act restricts companies from making political donations to political parties, other political organisations or independent election candidates and from incurring political expenditure, in either case, without shareholders’ consent.

The Company has no intention of changing its current practice of not making donations to political parties and will not do so without the specific endorsement of its shareholders. However, as was the case with the 2000 Act, the definitions used in the 2006 Act are broadly framed. It is possible that normal business activities of the Company, which might not be thought to be political expenditure or donations to political organisations in the usual sense, could be caught. The Company considers that the authority sought to allow it to incur this type of expenditure will not change its stated practice. It is being sought principally as a precaution to ensure that the Company’s normal business activities are within the 2006 Act. The Company is not seeking authority to make donations to political parties or to independent election candidates as it does not believe there is a real risk of it inadvertently making such donations.

The Company notes that, while authority to make political donations can be given for a period of up to four years under the 2006 Act, guidance issued by the Association of British Insurers since the resolution passed in 2007 suggests that best practice is that approval should be sought on an annual basis.

Therefore, this resolution, if passed, will renew the directors’ authority, until our 2011 Annual General Meeting (or, if earlier, 30 June 2011, being the latest date by which the Company must hold an Annual General Meeting in 2011) to make donations to political organisations and incur expenditure which might otherwise be caught by the terms of the 2006 Act, up to an aggregate amount of £50,000.

2

Ordinary resolutions 13 and 14: Renewal of authority to allot ordinary shares

At last year’s Annual General Meeting, shareholders passed a resolution giving the directors authority to allot ordinary shares in the Company. That power will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority.

In line with previous annual authorities to allot ordinary shares, resolution 13 is proposed to authorise the directors to allot ordinary shares up to an aggregate nominal value of £42,236,000, representing approximately 844,720,000 ordinary shares in the Company, which is approximately one-third of the issued ordinary share capital of the Company as at 23 March 2010, the latest practicable date prior to publication of this Notice.

In line with guidance issued by the Association of British Insurers, resolution 14 is proposed to give directors additional authority in the case of a rights issue to allot equity securities in favour of ordinary shareholders up to an aggregate nominal amount equal to £84,473,000, representing 1,689,460,000 ordinary shares, less the nominal amount of any shares issued under resolution 13. This amount (before any reduction) is approximately two-thirds of the issued ordinary share capital of the Company as at 23 March 2010, the latest practicable date prior to publication of this Notice.

The directors have no immediate plans to make use of these authorities, with the exception of issues of further ordinary shares in accordance with the Company’s obligations under its various executive and employee share plans and its scrip dividend scheme. This renewed authority, which complies with institutional investment guidelines, will replace the existing authority in respect of ordinary shares and will expire at the conclusion of our 2011 Annual General Meeting (or, if earlier, 30 June 2011).

Special resolution 15: Renewal of authority for disapplication of pre-emption rights

At last year’s Annual General Meeting, shareholders passed a special resolution giving the directors authority to allot equity securities for cash without first being required to offer such securities to existing shareholders in proportion to their existing holding, by the limited disapplication of section 561 of the 2006 Act. That power will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority.

This authority only extends (apart from rights issues) to the issue of ordinary shares, including the sale of any ordinary shares held in treasury in accordance with the provisions of Chapter 6 of Part 18 of the 2006 Act. As at 23 March 2010, the Company held no treasury shares.

The authority is sought for a maximum nominal value of £6,336,000, representing approximately 126,720,000 ordinary shares in the Company, which is approximately five per cent of the total issued ordinary share capital of the Company at 23 March 2010. As regards rights issues, the directors believe the mechanics and delay of the procedure under section 561 are unduly restrictive and are therefore also seeking continuation of its disapplication in these circumstances. This renewed authority, which complies with institutional investment guidelines, will expire at the conclusion of our 2011 Annual General Meeting (or, if earlier, 30 June 2011).

The directors confirm their intention to adhere to the Principles of the Pre-Emption Group’s Statement regarding cumulative usage of authorities to allot equity securities for cash without offering them first to existing shareholders. These principles provide that usage in excess of 7.5 per cent of the Company’s ordinary share capital within a rolling three-year period should not take place, other than to existing shareholders, without prior consultation with shareholders. The Company confirms that its use of such authorities has not exceeded this 7.5 per cent limit over the last three years.

Special resolution 16: Renewal of authority for purchase of own shares

The directors consider that there may be circumstances in which it would be desirable for the Company to purchase its own shares in the market. Although the directors have no immediate plans to make such purchases, they would like to be able to act if circumstances arose in which they considered such purchases to be desirable. Purchases would only be made if their effect would be to increase earnings per share and they would be for the benefit of shareholders generally.

Accordingly, this resolution is proposed to authorise the Company to make market purchases of its ordinary shares up to a maximum nominal value of £12,672,000, representing 253,440,000 ordinary shares in the Company, which is approximately 10 per cent of the Company’s issued share capital at 23 March 2010, at prices not exceeding the highest of (i) 105 per cent of the average middle market value of an ordinary share for the five business days preceding the date of purchase and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

3 Prudential plc > Notice of Meeting 2010

The Company may retain any shares it purchases as treasury shares, with a view to possible re-issue at a future date, or may cancel the shares. If the Company were to purchase any of its own ordinary shares, it would consider holding them as treasury shares, pursuant to the authority conferred by this resolution. This would enable the Company to re-issue treasury shares quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base. The directors have no immediate plans to exercise this authority, which will expire at the conclusion of our 2011 Annual General Meeting (or, if earlier, 30 June 2011).

The Company has options outstanding over 17,009,368 ordinary shares, representing approximately 0.7 per cent of the Company’s issued ordinary share capital as at 23 March 2010 (the latest practical date prior to the publication of this document). If the existing authority given at the 2009 Annual General Meeting and the authority sought by this resolution 16 were to be fully used, these outstanding options would represent approximately 0.8 per cent of the Company’s issued ordinary share capital at that date.

Special resolution 17: Notice for general meetings

Changes made to the 2006 Act by the Companies (Shareholder Rights) Regulations 2009 (the Shareholders’ Rights Regulations) increase the notice period required for general meetings of companies to 21 days unless a company offers shareholders an electronic voting facility, and shareholders approve a shorter notice period, which cannot however be less than 14 clear days. Annual General Meetings will continue to be held on at least 21 clear days’ notice.

Prior to the Shareholders’ Rights Regulations which came into force on 3 August 2009, the Company was able to call general meetings, other than its Annual General Meeting, on 14 clear days’ notice without obtaining shareholder approval. In order to preserve this ability, resolution 17 seeks approval for a notice period of 14 days to apply to general meetings. The shorter notice period will not be used as a matter of routine but only where flexibility is merited by the business of the meeting, and is thought to be to the advantage of shareholders as a whole. The approval will be effective until the Company’s next Annual General Meeting, when it is intended that a similar resolution will be proposed.

Recommendation

The directors consider that all the resolutions to be put to the Meeting are in the best interests of the Company and its shareholders as a whole and unanimously recommend shareholders to vote in favour of all proposed resolutions, as the directors intend to do in respect of their own beneficial holdings.

Action to be taken

Appointment of a proxy

If you are unable to attend and vote at the Meeting, you are entitled to appoint one or more proxies to attend and vote on your behalf. There are three methods of appointing a proxy:

(a) by completing, signing and returning the enclosed Form of Proxy in the envelope provided;

(b) by logging onto www.sharevote.co.uk; or if you have a portfolio registered with our registrar by logging onto www.shareview.co.uk; or

(c) if you are a member of CREST, by using the CREST electronic proxy appointment service.

Please read the notes to the enclosed Form of Proxy which give further details about these different methods and the deadlines by which your appointment of a proxy must reach our registrar. In any event, we recommend you complete a Form of Proxy, or appoint a proxy electronically, as this will not stop you from attending the Meeting and voting in person should you so wish.

Notice of the Meeting

The Notice is set out on pages 5 to 6.

Yours sincerely

Harvey McGrath

Chairman

4

Prudential plc

NOTICE OF ANNUAL GENERAL MEETING 2010

Prudential plc (the Company), incorporated and registered in England and Wales (registered number 1397169) gives notice that the Annual General Meeting (the Meeting) of the Company for the year 2010 will be held in the Churchill Auditorium at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 19 May 2010 at 11.00am for the transaction of the following business.

You will be asked to consider and pass the resolutions below. Resolutions 15 to 17 (inclusive) will be proposed as special resolutions. This means that for each of those resolutions to be passed, at least three-quarters of the votes cast must be in favour of the resolution. All other resolutions will be proposed as ordinary resolutions. This means that for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution.

The Meeting will begin by considering and, if thought fit, passing the following resolutions as ordinary resolutions:

1 TO receive and consider the Directors’ Report and the Financial Statements for the year ended 31 December 2009 with the related Auditor’s Report;

2 TO approve the Directors’ Remuneration Report for the year ended 31 December 2009;

3 TO re-elect Mr M W O Garrett as a director;

4 TO re-elect Mrs B A Macaskill as a director;

5 TO re-elect Mr C P Manning as a director;

6 TO re-elect Mr B L Stowe as a director;

7 TO elect Mr N A Nicandrou as a director;

8 TO elect Mr R A Devey as a director;

9 TO re-appoint KPMG Audit Plc as the Company’s auditor until the conclusion of the next general meeting at which the Company’s accounts are laid;

10 TO authorise the directors to determine the amount of the auditor’s remuneration;

11 TO declare a final dividend of 13.56 pence per ordinary share of the Company for the year ended 31 December 2009, which shall be payable on 27 May 2010 to shareholders who are on the register of members at the close of business on 9 April 2010;

Political donations

12 THAT the Company and all companies that are its subsidiaries at any time during the period for which the resolution is effective be and are hereby generally and unconditionally authorised for the purposes of sections 366 and 367 of the Companies Act 2006 (2006 Act) to make donations to political organisations other than political parties and to incur political expenditure (as such terms are defined in sections 363 to 365 of the 2006 Act) up to a maximum aggregate sum of £50,000, as follows:

(a) such authority shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the earlier of 30 June 2011 or the conclusion of the Annual General Meeting to be held in 2011; and

(b) the Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to political organisations and incur political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired;

Renewal of authority to allot ordinary shares

13 THAT without prejudice to any other authority conferred on the directors by or pursuant to Article 14 of the Company’s Articles of Association, the authority conferred on the directors by Article 14 of the Company’s Articles of Association to allot generally and unconditionally relevant securities be renewed in respect of equity securities (as defined in section 560(1) of the 2006 Act) for a period expiring at the earlier of 30 June 2011 or the conclusion of the Annual General Meeting of the Company held in 2011 and for that period and purpose the section 551 amount in respect of the Company’s equity securities shall be £42,236,000; and

5 Prudential plc > Notice of Meeting 2010

Renewal of authority to allot ordinary shares for rights issues

14 THAT without prejudice to any other authority conferred on the directors by or pursuant to Article 14 of the Company’s Articles of Association, the authority conferred on the directors by Article 14 of the Company’s Articles of Association to allot generally and unconditionally relevant securities be renewed in respect of equity securities (as defined in section 560(1) of the 2006 Act) allotted in connection with an offer by way of a rights issue: (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and (ii) to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary, for a period expiring at the earlier of 30 June 2011 or the conclusion of the Annual General Meeting of the Company held in 2011 and for that period and purpose the section 551 amount shall be £84,473,000 (after deducting from such limit any relevant securities allotted under resolution 13 above) and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter.

The Meeting will then consider and, if thought fit, pass the following resolutions as special resolutions:

Renewal of authority for disapplication of pre-emption rights

15 THAT the directors be and are hereby authorised to allot equity securities (as defined in section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the directors by Article 15 of the Company’s Articles of Association and/or to sell any ordinary shares held by the Company as treasury shares for cash as if section 561 of that Act did not apply to such allotment provided that (i) the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to the authority under Article 15(b) is £6,336,000 and (ii) the authority conferred by this resolution shall expire at the earlier of 30 June 2011 or the conclusion of the Annual General Meeting of the Company in 2011;

Renewal of authority for purchase of own shares

16 THAT the Company be and is hereby generally and unconditionally authorised, in accordance with section 701 of the 2006 Act, to make one or more market purchases (within the meaning of section 693(4) of the 2006 Act) of its ordinary shares of five pence each in the capital of the Company:

(A) such authority to be limited:

(i) to a maximum aggregate number of 253,440,000 ordinary shares;

(ii) by the condition that the minimum price which may be paid for each ordinary share is five pence and the maximum price which may be paid for an ordinary share is the highest of:

(a) an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased; and

(b) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out,

in each case exclusive of expenses;

(B) such authority shall, unless renewed, varied or revoked prior to such time, expire at the earlier of 30 June 2011 and the conclusion of the Annual General Meeting of the Company in 2011, save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired; and

(C) all ordinary shares purchased pursuant to said authority shall be either:

(i) cancelled immediately upon completion of the purchase; or

(ii) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the 2006 Act; and

Notice for general meetings

17 THAT a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice.

Other business

To transact any other business appropriate to be dealt with at an Annual General Meeting.

By order of the Board of directors

Margaret Coltman

Company Secretary

Prudential plc

Laurence Pountney Hill

London

EC4R 0HH

Registered in England and Wales No. 1397169

7 April 2010

6

Prudential plc

NOTES TO NOTICE OF MEETING

1 Members are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Meeting. A shareholder may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. Where more than one proxy is appointed, members must specify the number of shares each proxy is entitled to exercise. A proxy need not be a shareholder of the Company.

2 Members’ attention is drawn to the Form of Proxy accompanying this Notice. A proxy may be appointed by any of the following methods:

• Completing and returning the enclosed Form of Proxy;

• Electronic proxy appointment by logging onto the website of Equiniti (our registrar) at www.sharevote.co.uk Shareholders will need their Voting ID, Task ID and Shareholder Reference Number, which are printed on the face of the accompanying Form of Proxy. Full details of the procedures are given on the website. Alternatively, if you have already registered with Equiniti’s on-line portfolio service Shareview, you can submit your proxy by logging onto your portfolio at www.shareview.co.uk and clicking on the link to vote under your Prudential holding details. Instructions are given on the website;

or

• if you are a member of CREST, by using the CREST electronic appointment service.

IMPORTANT: Whichever method you choose, your instructions or Form of Proxy must be received by our registrar no later than 11.00am on 17 May 2010.

3 If you are a registered shareholder and do not have a Form of Proxy and believe that you should have one, or if you require additional forms, or would like to request a hard copy of the Annual Report please contact Equiniti on 0871 384 2035. Calls to this number are charged at 8 pence per minute from a BT landline. Other telephony provider costs may vary. Please contact +44 121 415 7026 for the Equiniti overseas helpline if you are calling from outside the UK.

4 To be valid any Form of Proxy or other instrument appointing a proxy must be received by post or (during normal business hours only) by hand at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6GJ no later than 11.00am on Monday 17 May 2010.

5 The return of a completed Form of Proxy, other such instrument or any CREST Proxy Instruction (as described in paragraph 11 below) will not prevent a shareholder attending the Annual General Meeting and voting in person if he/she wishes to do so.

6 Any person to whom this Notice is sent who is a person nominated under section 146 of the 2006 Act to enjoy information rights (a Nominated Person) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

7 The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1, 2, 3 and 4 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by registered shareholders of the Company.

8 To be entitled to attend and vote at the Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must either be registered in the Register of Members of the Company at 6.00pm on 17 May 2010 (or, in the event of any adjournment, 6.00pm two days prior to the adjourned meeting). Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

9 As at 23 March 2010 (being the latest practicable day prior to the publication of this Notice) the Company’s issued share capital consists of 2,534,444,443 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 23 March 2010 are 2,534,444,443. The Company does not hold any shares in treasury.

10 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

11 In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com/CREST). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by 11.00am on 17 May 2010. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

12 CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST

7 Prudential plc > Notice of Meeting 2010

members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

13 The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

14 Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

15 Under section 527 of the 2006 Act members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the Meeting; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the 2006 Act. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the 2006 Act. Where the Company is required to place a statement on a website under section 527 of the 2006 Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Meeting includes any statement that the Company has been required under section 527 of the 2006 Act to publish on a website.

16 Any member attending the Meeting in person or by proxy has the right to ask questions. The Company must provide an answer to any such question relating to the business being dealt with at the Meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the Meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the Meeting that the question be answered.

17 A copy of this Notice and other information required by section 311A of the 2006 Act, can be found at www.prudential.co.uk/prudential-plc/ investors/agminfo/2010

18 The Company will continue its practice of calling a poll on all resolutions at the Meeting. The provisional voting results, which will include all votes cast for and against each resolution at the Meeting, and all proxies lodged prior to the Meeting which will include votes cast for and against each resolution, will be announced at the Meeting and confirmed on the Company’s website as soon as practicable after the Meeting. The Company will also disclose the number of votes withheld at the Meeting and on its website. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution, and ensures all votes cast either at the meeting or through proxies are included in the result.

19 You may not use any electronic address provided either in this Notice of Meeting or any related documents (including the Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours at Laurence Pountney Hill, London EC4R 0HH, the registered office of the Company, on Mondays to Fridays (public holidays excepted) from the date of this Notice and at the place of the Meeting, The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, from 10.45am on 19 May 2010 until the conclusion of the Meeting:

• copies of the service contracts and details of other benefits between the Prudential Group and the executive directors;

• copies of the letters of appointment and details of other benefits between the Company and the non-executive directors; and

• a copy of the letter of appointment and details of other benefits between the Company and the Chairman.

8

Prudential plc

APPENDIX

Biographies of directors standing for election and re-election

Michael Garrett

Independent non-executive director and member of the Remuneration Committee

Michael Garrett has been an independent non-executive director of Prudential since September 2004. He worked for Nestlé from 1961, becoming Head of Japan (1990 - 1993), and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania, and in 1996 his responsibilities were expanded to include Africa and the Middle East. Michael retired as Executive Vice President of Nestlé in 2005. He served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister’s Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland.

Michael remains a director of Nestlé in India, and was appointed Chairman of the Evian Group in 2001, a think tank and forum for dialogue promoting free trade. He also serves as a non-executive director on the Boards of the Bobst Group in Switzerland, Hasbro Inc. in the USA, and Gottex Fund Management Holdings Limited in Guernsey. In addition, he is a member of the Development Committee of the International Business Leaders Forum (IBLF), as well as a Member of the Swaziland International Business Advisory Panel under the auspices of the Global Leadership Foundation (GLF) London.

Bridget Macaskill

Independent non-executive director, Chairman of the Remuneration Committee and member of the Nomination Committee

Bridget Macaskill has been an independent non-executive director of Prudential since September 2003. Bridget rejoined the Board of Prudential having previously resigned due to a potential conflict of interest in 2001. She has been a member of the Remuneration Committee since 2003 and became its Chairman in May 2006.

Bridget joined First Eagle Investment Management, LLC, (formerly Arnhold and S. Bleichroeder Advisers, LLC), a US based investment management firm, as President and Chief Operating Officer in February 2009. She is also a trustee of the TIAA-CREF funds and was previously also a non-executive director of the Federal National Mortgage Association – Fannie Mae (2005-2008), Scottish & Newcastle PLC (2004-2008) and J Sainsbury Plc (2002-2006). Prior to that she spent 18 years at OppenheimerFunds Inc, a major New York based investment management company, the final 10 years of which she was Chief Executive Officer.

Clark Manning FSA MAAA

Executive director

Clark Manning has been an executive director of Prudential since January 2002. He is also President and Chief Executive Officer of Jackson National Life Insurance Company. Clark was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life Insurance Company, which he joined in 1995. Prior to that, he was Senior Vice President and Chief Actuary for SunAmerica Inc, and prior to that Consulting Actuary at Milliman & Robertson Inc. Clark has more than 25 years’ experience in the life insurance industry, and holds both a bachelor’s degree in actuarial science and an MBA from the University of Texas. He also holds professional designations of Fellow of the Society of Actuaries (FSA) and Member of the American Academy of Actuaries (MAAA).

Barry Stowe

Executive director

Barry Stowe has been an executive director of Prudential since November 2006, and Chief Executive, Prudential Corporation Asia since October 2006. He has also been a director of the Life Insurance Marketing Research Association (LIMRA) and the Life Office Management Association (LOMA) since October 2008, and a member of the Board of Visitors of Lipscomb University since May 2009. Previously, Barry was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995, and prior to that was President and CEO of Nisus, a subsidiary of Pan-American Life, from 1992-1995. Before joining Nisus, Barry spent 12 years at Willis Corroon in the US.

Nic Nicandrou

Executive director

Nic Nicandrou has been an executive director of Prudential and Chief Financial Officer since 28 October 2009. Before joining Prudential, he worked at Aviva, where he held a number of senior finance roles, including Norwich Union Life Finance Director and Board Member, Aviva Group Financial Control Director, Aviva Group Financial Management and Reporting Director and CGNU Group Financial Reporting Director. Nic started his career at PriceWaterhouse Coopers, where he worked in both London and Paris.

Rob Devey

Executive director

Rob Devey has been an executive director of Prudential and Chief Executive, Prudential UK and Europe since 16 November 2009. Rob joined Prudential from Lloyds Banking Group where he worked from 2002 in a number of senior leadership roles across insurance and retail banking including Managing Director, Direct Channels UK Retail Banking, Managing Director of HBOS

Financial Services and Managing Director of HBOS General Insurance. Prior to joining HBOS, Rob was a consultant with the Boston Consulting Group (BCG) in the UK, US and Europe, working in financial services.

9 Prudential plc > Notice of Meeting 2010

Prudential plc > Attendance card

ANNUAL GENERAL MEETING 2010

(the Meeting)

PRUDENTIAL

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Prudential plc (the Company) > 2009 final dividend and evergreen scrip dividend

The timetable for the 2009 final dividend is as follows:

9 March 2010

Announcement of 2009 final dividend

7 April 2010

Ordinary shares quoted ex-dividend

9 April 2010

Record date for the 2009 final dividend

14 April 2010

Scrip reference price (which is expected to be based on the average price from 7 April 2010 to 13 April 2010) published on the Company’s website

13 May 2010

Final date for receipt of Scrip Dividend Mandate Form for the 2009 final dividend

26 May 2010

Share certificates for scrip dividend, and dividend warrants posted by First Class post

27 May 2010

Dividend payment date, where applicable CREST member accounts are credited with new shares and cash

27 May 2010

First day of dealing in the new shares

Shareholders who have elected to receive the scrip dividend will receive shares instead of cash for the 2009 final dividend unless the election is cancelled in accordance with the terms of the Evergreen Scrip Dividend Scheme which are set out in the Evergreen Scrip Dividend Booklet and subject to the Company’s Articles of Association.

Shareholders who have not elected and wish to join the Evergreen Scrip Dividend Scheme should download and complete a Scrip Dividend Mandate Form (a Mandate) from our website. It can be accessed directly at the following address: www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms/ A Mandate can only be given in respect of your entire holding of shares in the capital of the Company. If you have submitted a Mandate but the directors decide not to offer the scrip dividend alternative or to cancel your Mandate in respect of any particular dividend a cash dividend will be paid to you in the usual way.

Any completed Mandate should be sent to the Company’s registrar, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA to be received by no later than 5.00pm on 13 May 2010. All Mandates received after this date will receive a cash dividend for the 2009 final dividend, but will participate in all future scrip dividends. Elections can be cancelled by written notice to the Company’s registrar. The Evergreen Scrip Dividend Booklet, which explains the procedures and the terms of the Evergreen Scrip Dividend Scheme, can also be viewed and downloaded from our website. It can be accessed directly at the following address: www.prudential.co.uk/prudential-plc/ investors/shareholder_services/forms/ You may also obtain an Evergreen Scrip Dividend Booklet and Mandate in hard copy from the Company’s registrar by calling 0871 384 2268.

You are reminded that the price of shares can go down as well as up. For your protection, the directors may (and absent mitigating circumstances intend to) cancel your Mandate and pay a cash dividend instead, if the middle market quotation as derived from the Daily Official List of the London Stock Exchange for the Company’s ordinary shares on 13 May 2010 has fallen by 15 per cent or more from the scrip reference price calculated on 14 April 2010.

Prudential plc > Further information

ANNUAL GENERAL MEETING 2010

To be held at

The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 19 May 2010 at 11.00am.

Refreshments will be available prior to and after the meeting.

Special arrangements have been made to help shareholders who are in any way physically disabled or those who are hard of hearing.

By Underground

The nearest tube stations are St James’s Park and Westminster on the District and Circle lines. Westminster is also on the Jubilee line.

By bus

Bus routes 24, 11 and 211 all stop nearby.

Please bring this attendance card with you to the Meeting.

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QUEEN ELIZABETH II

CONFERENCE CENTRE

Westminster

Birdcage Walk Great George Street Westminster Bridge

Main entrance Parliament Square

Petty France Tothill Street Broad Sanctuary Westminster Abbey Houses of Parliament River Thames

St James’s Park Victoria Street

Victoria Station

The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE

The Queen Elizabeth II Conference Centre operates a security system.

Cameras and recording devices are not permitted in the auditorium.

Annual Report mailing

Shareholders will have received a copy of the Annual Report or a notification either by email or post that the Annual Report is available to view on the Company’s website. The Annual Report can be accessed directly at the following address: www.prudential.co.uk/prudential-plc/investors/financialreports/ We believe that using website communications will be of benefit to those shareholders who do not wish to be burdened with long documents, and to the Company, as it represents a considerable saving in printing and distribution costs. In addition, by reducing unnecessary printing, it will benefit the environment.

If you wish to receive future notifications by email rather than post, you can register at www.shareview.co.uk Hard copy Annual Reports can be requested by calling the Company’s registrar, Equiniti Limited on 0871 384 2035. Calls to this number are charged at 8 pence per minute from a BT landline. Other telephony provider costs may vary. Callers from overseas should contact the Equiniti overseas helpline number on +44 121 415 7026.

Electronic proxy appointment

A proxy may also be appointed electronically as follows:

Electronic proxy appointment

An electronic proxy appointment may be made by logging onto Equiniti Limited’s website at www.sharevote.co.uk Shareholders will need their Voting ID, Task ID and Shareholder Reference Number, the three sets of numbers printed at the top of page 4. Full details of the procedures are given on the website.

Alternatively, if you have already registered with Equiniti Limited’s on-line portfolio service Shareview, you can submit your proxy by logging onto your portfolio at www.shareview.co.uk, and clicking on the link to vote under your Prudential holding details.

Instructions are given on the website.

Electronic voting through CREST

If you are a CREST member, you may use the CREST electronic proxy appointment service. The CREST Proxy Instruction must be properly authenticated in accordance with CREST specifications and must contain the information required for such instructions as set out in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by our agent (ID RA19) by the latest time(s) for receipt of proxy appointments.

IMPORTANT: In any case your instructions or Form of Proxy must be received by the Company’s registrar no later than 11.00am on 17 May 2010. Please note that any instruction sent in electronic form found to contain a computer virus will not be accepted.

If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

Further details are included on pages 7 to 8 of the Notice of Annual General Meeting 2010 and Explanation of Business.

Prudential plc (the Company) > Notes

ANNUAL GENERAL MEETING 2010

(the Meeting)

1 If you wish to attend the Annual General Meeting at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 19 May 2010 at 11.00am, please bring with you the attendance card. You may be asked to produce it to show you have the right to attend and to speak and vote at the Meeting.

2 If you wish to vote at the Meeting but are unable to attend in person, you may appoint a proxy to exercise all or any of your rights to attend and to speak and vote on your behalf by completing the Form of Proxy overleaf. If you wish to appoint a proxy other than the Chairman, you should delete the words ‘the Chairman of the Meeting’ and enter the name of the proxy into the appropriate space on the Form of Proxy overleaf. If you sign and return the Form of Proxy with no name inserted in the box, the Chairman of the Meeting will be deemed to be your proxy.

3 You may appoint more than one proxy provided that each proxy is appointed in respect of the rights attached to a different share or shares held by you. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact our registrar, Equiniti Limited, by calling 0871 384 2035 to request further Forms of Proxy. Calls to this number are charged at 8 pence per minute from a BT landline. Other telephony provider costs may vary. Callers from overseas should contact the Equiniti overseas helpline number on +44 121 415 7026. Alternatively, you may photocopy this Form of Proxy. Please indicate in the box next to the proxy holder’s name the number of shares in relation to which they are entitled to act as your proxy. Please also indicate by ticking the box at the end of the Form of Proxy if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.

4 A proxy need not be a member of the Company. Where you appoint as your proxy someone other than the Chairman, you are responsible for ensuring that they attend the Meeting and are aware of your voting intentions. Appointment of a proxy does not preclude a member from attending the Meeting and voting in person.

Completion of Form of Proxy

5 If you want your proxy to vote in a certain way on the resolutions specified please place a mark in the relevant boxes. If you select ‘Discretionary’ or fail to select any of the given options your proxy can vote as he or she chooses or can decide not to vote at all. The proxy can also do this on any additional or amended resolution that is put to the Meeting.

6 The ‘Vote withheld’ option is provided to enable you to abstain on any particular resolution. However it should be noted that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution.

7 If your proxy is appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. If left blank or a number greater than your voting entitlement is inserted, your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

8 The attention of joint holders is directed to the following extract from the Articles of Association of the Company: ‘In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.’

9 To appoint a proxy using the Form of Proxy overleaf, the form and any power of attorney or any other authority (or a copy of such authority certified notarially) under which it is signed must be:

• completed and signed;

• sent to Equiniti Limited using the envelope provided; and

• received by Equiniti Limited not later than 48 hours before the time of the Meeting.

A corporation is requested to complete this form either by sealing it or by signing under the hand of its attorney or duly authorised officer.

Prudential plc (the Company) > Form of Proxy

ANNUAL GENERAL MEETING 2010

(the Meeting)

PRUDENTIAL

+

VOTING ID

TASK ID

+

SHAREHOLDER REFERENCE NUMBER

Before completing this form, please read the explanatory notes on page 3.

I/We, being a member of the Company, hereby appoint the Chairman of the Meeting OR the following person (see notes 2 and 7 on page 3)

shares

as my/our proxy to exercise all or any of my/our rights to attend, speak and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 19 May 2010 at 11.00am and at any adjournment thereof. I/We have indicated how I/we wish my/our proxy to vote on the following resolutions by marking the appropriate boxes like this. I/We further authorise my/our proxy to vote on any other resolutions that may properly be put to the Meeting as my/our proxy thinks fit. If no indication is given, the proxy will vote or abstain at his/her discretion.

For Against Vote withheld Discretionary

1 To receive the Directors’ Report and the Financial Statements

2 To approve the Directors’ Remuneration Report

3 To re-elect as a director Mr M W O Garrett

4 To re-elect as a director Mrs B A Macaskill

5 To re-elect as a director Mr C P Manning

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6 To re-elect as a director Mr B L Stowe

7 To elect as a director Mr N A Nicandrou

8 To elect as a director Mr R A Devey

9 To re-appoint KPMG Audit Plc as auditor

10 To authorise the directors to determine the amount of the auditor’s remuneration

11 To declare a final dividend of 13.56 pence per ordinary share of the Company

12 Ordinary resolution: renewal of authority to make political donations

13 Ordinary resolution: renewal of authority to allot ordinary shares

14 Ordinary resolution: renewal of additional authority to allot ordinary shares for rights issues

15 Special resolution: renewal of authority for disapplication of pre-emption rights

16 Special resolution: renewal of authority for purchase of own shares

17 Special resolution: notice for general meetings

Please tick here if the appointment being made by this Form of Proxy is one of multiple appointments being made (see note 3 on page 3).

Signature Date

1499 – 0 24 – S

Prudential plc. Incorporated and registered in England and Wales. Registered number 1397169. Registered office: Laurence Pountney Hill, London EC4R 0HH. Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA).

+ +

Prudential plc - Proof 4 3/25/10

Company #

Vote by Internet, Telephone or Mail

24 Hours a Day, 7 Days a Week

Internet and Telephone voting is available through 11:59 PM Eastern Time on May 11, 2010.

Your Internet or Telephone vote authorises the named proxies to vote your shares in the same manner as if you marked, signed and returned your Voting Instruction Card.

INTERNET - www.eproxy.com/puk

Use the Internet to vote your proxy. Have your Voting Instruction Card in hand when you access the website.

PHONE - 1-800-560-1965

Use any touch-tone telephone to vote your proxy. Have your Voting Instruction Card in hand when you call.

MAIL - Mark, sign and date your Voting Instruction Card and return it in the enclosed postage-paid envelope.

If you vote your proxy by Internet or by Telephone, you do NOT need to mail back your Voting Instruction Card.

PRUDENTIAL PLC

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING ORDINARY SHARES OF

PRUDENTIAL PLC

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

FOR AGAINST WITHHELD FOR AGAINST WITHHELD FOR AGAINST WITHHELD FOR AGAINST WITHHELD

Res. 1 Res. 6 Res. 10 Res. 14

Res. 2 Res. 7 Res. 11 Res. 15

Res. 3 Res. 8 Res. 12 Res. 16

Res. 4 Res. 9 Res. 13 Res. 17

Res. 5

Address Change

Mark box, sign and indicate changes/comments below:

Mark box at right if you wish to give a discretionary proxy to the Chairman.

PLEASE NOTE: Marking this box voids any other instructions indicated on this card for the Meeting.

Sign Below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorised officer who should state his or her title.

Prudential plc - Proof 4 3/25/10

RESOLUTIONS

1. To receive the Directors’ Report and the Financial Statements

2. To approve the Directors’ Remuneration Report

3. To re-elect as a director Mr M W O Garrett

4. To re-elect as a director Mrs B A Macaskill

5. To re-elect as a director Mr C P Manning

6. To re-elect as a director Mr B L Stowe

7. To elect as a director Mr N A Nicandrou

8. To elect as a director Mr R A Devey

9. To re-appoint KPMG Audit Plc as auditor

10. To authorise the directors to determine the amount of the auditor’s remuneration

11. To declare a final dividend of 13.56 pence per ordinary share of the Company

12. Ordinary resolution: renewal of authority to make political donations

13. Ordinary resolution: renewal of authority to allot ordinary shares

14. Ordinary resolution: renewal of additional authority to allot ordinary shares for rights issues

15. Special resolution: renewal of authority for disapplication of pre-emption rights

16. Special resolution: renewal of authority for purchase of own shares

17. Special resolution: notice for general meetings

Prudential plc

JPMorgan Chase Bank, N.A., Depositary

P.O. Box 64506, St. Paul, MN 55164-0506

Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that an Annual General Meeting (the “Meeting”) of Prudential plc (the “Company”) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE, on Wednesday, May 19, 2010, at 11:00 a.m., for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST or to WITHHOLD from the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to WITHHOLD from the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to the Chairman. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., May 12, 2010. Only the registered holders of record at the close of business on April 15, 2010, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of April 15, 2010, hereby requests and authorises the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to the Chairman, the underlying Ordinary Shares represented by your ADRs will be voted by such person at his or her discretion.

The 2009 Annual Report and Accounts is available at http://www.prudential.co.uk/prudential-plc/investors/agminfo/2010/

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m., May 12, 2010.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.

Prudential plc (the Company)

Annual General Meeting 2010 (the Meeting)

Form of Proxy - IRISH BRANCH REGISTER

PRUDENTIAL

IVC:

Before completing this form, please read the explanatory notes on reverse

I/We, being a member of the Company, hereby appoint the Chairman of the Meeting OR the following person (see note 2 on reverse)

as my/our proxy to exercise all or any of my/our rights to attend, speak and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 19 May 2010 at 11.00am and at any adjournment thereof. I/We have indicated how I/we wish my/our proxy to vote on the following resolutions by marking the appropriate boxes like this X . I/We further authorise my/our proxy to vote on any other resolutions that may properly be put to the Meeting as my/our proxy thinks fit. If no indication is given, the proxy will vote or abstain at his/her discretion.

		For	Against	Vote Withheld	Discretionary
1	To receive the Directors' Report and the Financial Statements				
2	To approve the Directors' Remuneration Report				
3	To re-elect as a director Mr M W O Garrett				
4	To re-elect as a director Mrs B A Macaskill				
5	To re-elect as a director Mr C P Manning				
6	To re-elect as a director Mr B L Stowe				
7	To elect as a director Mr N A Nicandrou				
8	To elect as a director Mr R A Devey				
9	To re-appoint KPMG Audit Plc as auditor				
10	To authorise the directors to determine the amount of the auditor's remuneration				
11	To declare a final dividend of 13.56 pence per ordinary share of the Company				
12	Ordinary resolution: renewal of authority to make political donations				
13	Ordinary resolution: renewal of authority to allot ordinary shares				
14	Ordinary resolution: renewal of additional authority to allot ordinary shares for rights issues				
15	Special resolution: renewal of authority for disapplication of pre-emption rights				
16	Special resolution: renewal of authority for purchase of own shares				
17	Special resolution: notice for general meetings				

Please tick here if the appointment being made by this Form of Proxy is one of multiple appointments being made (see note 3 overleaf).

Signature

Date

Prudential plc. Incorporated and registered in England and Wales. Registered number 1397169. Registered Office: Laurence Pountney Hill, London EC4R 0HH. Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA).

Prudential plc (the Company)

Annual General Meeting 2010 (the Meeting)

Notes

1. The Annual General Meeting will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 19 May 2010 at 11.00am. If you wish to attend please bring a copy of this Form of Proxy to act as your attendance card.

2. If you wish to vote at the Annual General Meeting but are unable to attend in person, you may appoint a proxy to exercise all or any of your rights to attend and to speak and vote on your behalf by completing the Form of Proxy overleaf. If you wish to appoint a proxy other than the Chairman, you should delete the words ‘the Chairman of the Meeting’ and enter the name of the proxy into the appropriate space on the Form of Proxy overleaf. If you sign and return the Form of Proxy with no name inserted in the box, the Chairman of the Meeting will be deemed to be your proxy.

3. You may appoint more than one proxy provided that each proxy is appointed in respect of the rights attached to a different share or shares held by you. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact Capita Registrars (Ireland) Limited on +353 1 810 2400 to request further Forms of Proxy. Alternatively, you may photocopy this Form of Proxy. Please indicate in the box next to the proxy holder’s name the number of shares in relation to which they are entitled to act as your proxy. Please also indicate by ticking the box at the end of the Form of Proxy if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.

4. A proxy need not be a member of the Company. Where you appoint as your proxy someone other than the Chairman, you are responsible for ensuring that they attend the Meeting and are aware of your voting intentions. Appointment of a proxy does not preclude a member from attending the Meeting and voting in person.

5. If you want your proxy to vote in a certain way on the resolutions specified please place a mark in the relevant boxes. If you select ‘Discretionary’ or fail to select any of the given options your proxy can vote as he or she chooses or can decide not to vote at all. The proxy can also do this on any additional or amended resolution that is put to the Meeting.

6. The ‘Vote withheld’ option is provided to enable you to abstain on any particular resolution. However it should be noted that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution.

7. If your proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

8. The attention of joint holders is directed to the following extract from the Articles of Association of the Company: ‘In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.’

9. To appoint a proxy using the Form of Proxy overleaf, the form and any power of attorney or any other authority (or a copy of such authority certified notarially) under which it is signed must be: (i) completed and signed; (ii) sent to Capita Registrars (Ireland) Limited, Unit 5, Manor Street Business Park, Manor Street, Dublin 7; and (iii) received by Capita Registrars (Ireland) Limited not later than 5:00pm on 16 May 2010.

A corporation is requested to complete this form either by sealing it or by signing under the hand of its attorney or duly authorised officer.

2009 final dividend and evergreen scrip dividend

The timetable for the 2009 final dividend is as follows:

9 March 2010 Announcement of 2009 final dividend.

7 April 2010 Ordinary shares quoted ex-dividend.

9 April 2010 Record date for the 2009 final dividend.

14 April 2010 Calculation of scrip reference price which is expected to be based on the average price from 7 April 2010 to

13 April 2010 and will be displayed on the Company’s website.

12 May 2010 Final date for receipt of Scrip Dividend Mandate Form for the 2009 final dividend.

26 May 2010 Share certificates for scrip dividend, and dividend warrants posted.

27 May 2010 Dividend payment date.

27 May 2010 First day of dealing in the new shares.

Shareholders who have elected to receive the scrip dividend will receive shares instead of cash for the 2009 final dividend unless the election is cancelled in accordance with the terms of the Evergreen Scrip Dividend Scheme which are set out in the Evergreen Scrip Dividend Booklet (see below) and subject to the Company’s Articles of Association.

Shareholders who have not elected and wish to join the Evergreen Scrip Dividend Scheme should download and complete an Irish Branch Register Scrip Dividend Mandate Form (a Mandate) from our website. It can be accessed directly at the following address: www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms/ A Mandate can only be made in respect of your entire holding of shares in the capital of the Company. If you have submitted a Mandate but the directors decide not to offer the scrip dividend alternative in respect of any particular dividend a cash dividend will be paid to you in the usual way.

Any completed Mandate should be sent to the Company’s Irish Branch Register Registrar, Capita Registrars (Ireland) Limited, Unit 5, Manor Street Business Park, Manor Street, Dublin 7 to be received by no later than 5pm on 12 May 2010. All Mandates received after this date will receive a cash dividend for the 2009 final dividend, but will participate in all future scrip dividends. The Irish Branch Register Scrip Dividend Booklet, which explains the procedures and the terms of the Evergreen Scrip Dividend Scheme, can also be viewed and downloaded from our website. It can be accessed directly at the following address: www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms/ You may also obtain an Evergreen Scrip Dividend Booklet and Mandate in hard copy from our registrar by calling +353 1 810 2400. Elections can be cancelled by written notice to the Company’s Irish Branch Register Registrar.

You are reminded that the price of shares can go down as well as up. For your protection, the directors may (and absent mitigating circumstances intend to) cancel your Mandate and pay a cash dividend instead, if the middle market quotation as derived from the Daily Official List of the London Stock Exchange for the Company’s ordinary shares on 13 May 2010 has fallen by 15 per cent or more from the scrip reference price calculated on 14 April 2010.